As confidentially submitted to the Securities and Exchange Commission on June 17, 2021
pursuant to the Jumpstart Our Business Startups Act of 2012
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Confidential Submission on
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Authentic Brands Group Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	81-1294809 (I.R.S. Employer Identification No.)
1411 Broadway, 21st Floor
New York, NY 10018
Telephone: (212) 760-2410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jay L. Dubiner, Esq.
General Counsel
1411 Broadway, 21st Floor
New York, NY 10018
Telephone: (212) 760-2410
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Howard A. Sobel, Esq. Gregory P. Rodgers, Esq. Paul F. Kukish, Esq. Ryan K. deFord, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Fax: (212) 751-4864	Daniel J. Bursky, Esq. Mark Hayek, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Telephone: (212) 859-8000 Fax: (212) 859-4000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is exercised.

(3)
To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion,
Preliminary Prospectus dated       , 2021
P R O S P E C T U S
       Shares
AUTHENTIC BRANDS GROUP INC.
Class A Common Stock
This is Authentic Brands Group Inc.’s initial public offering. We are selling       shares of Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. We anticipate that the initial public offering price will be between $      and $      per share of our Class A common stock. We intend to have our Class A common stock listed on the New York Stock Exchange (the “NYSE”) under the symbol “AUTH.”
Following this offering, we will have four classes of common stock outstanding: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock will entitle its holder to one vote, and each share of Class B common stock and Class D common stock will entitle its holder to       votes on all matters presented to our stockholders generally. Each share of Class C common stock is convertible into shares of Class A common stock and will entitle its holder to a number of votes, on all matters presented to our stockholders generally, equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date on all matters presented to our stockholders generally. The Voting Group (as defined below), which includes certain affiliates of BlackRock LTPC, LGP, General Atlantic and our Founder (each as defined below) and certain of our executive officers, will collectively hold Class A common stock, Class B common stock, Class C common stock and Class D common stock representing in the aggregate a super-majority of the combined voting power of our issued and outstanding common stock after this offering. As a result, the Voting Group will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and by-laws and the approval of any merger or sale of substantially all of our assets.
We will use the net proceeds that we receive from this offering to purchase newly-issued common membership interests of Authentic Brands Group LLC, which we refer to as the “LLC Common Interests.” There is no public market for the LLC Common Interests. The purchase price for the newly-issued LLC Common Interests will be equal to the public offering price of our Class A common stock, less the underwriting discounts and commissions referred to below. We intend to cause Authentic Brands Group LLC to use the net proceeds it receives from us as described in “Use of Proceeds.”
We will be the sole managing member of Authentic Brands Group LLC and will operate and control all of the business and affairs of Authentic Brands Group LLC and, through Authentic Brands Group LLC and its subsidiaries, conduct our business.
Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “The Transactions” and “Management—Corporate Governance.”
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 41.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
We have also agreed to reimburse the underwriters for certain FINRA-related expenses in connection with this offering. See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to   % of the shares of our Class A common stock offered by this prospectus for sale to some of our directors, officers and certain employees and other parties with a connection to the Company through a reserved share program. We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting (Conflicts of Interest) — Reserved Shares.”
We have granted the underwriters an option to purchase up to an additional       shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions, for a period of 30 days from the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Delivery of the shares will be made on or about       , 2021.

BofA Securities	J.P. Morgan	Goldman Sachs & Co. LLC

The date of this prospectus is       , 2021.

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You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting (Conflicts of Interest).”

i

BASIS OF PRESENTATION
Organizational Structure
In connection with the consummation of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions and this offering, which we refer to collectively as the “Transactions.” See “The Transactions” for a description of the Transactions and a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain Definitions
As used in this prospectus, unless the context otherwise requires, references to:
•
“Authentic Brands Group,” “ABG,” “we,” “us,” “our,” the “Company” and similar references refer to: (i) following the consummation of the Transactions, including this offering, Authentic Brands Group Inc., which we refer to as “ABG Inc.,” and, unless otherwise stated or the context otherwise requires, all of its subsidiaries, including Authentic Brands Group LLC, which we refer to as “ABG LLC,” and, unless otherwise stated or the context otherwise requires, all of its subsidiaries, and (ii) on or prior to the completion of the Transactions, including this offering, ABG LLC and, unless otherwise stated or the context otherwise requires, all of its subsidiaries.

•
“Blocker Companies” refers to certain of the direct or indirect owners of LLC Common Interests in ABG LLC prior to the Transactions that are taxable as corporations for U.S. federal income tax purposes.

•
“Blocker Mergers” refers to the acquisition by ABG Inc. of the Blocker Companies and the LLC Common Interests and Spyder Shares indirectly held by the Blocker Shareholders, pursuant to a series of mergers, in connection with which ABG Inc. will issue the Blocker Shareholders shares of Class B common stock.

•
“Blocker Shareholders” refers to those Original ABG LLC Equity Owners who, prior to the Transactions, held equity interests in the Blocker Companies and will exchange such interests in connection with the Blocker Mergers.

•
“Continuing ABG LLC Equity Owners” refers to those Original ABG LLC Equity Owners (including certain funds and accounts managed by affiliates of BlackRock, Inc. in its Long Term Private Capital strategy (“BlackRock LTPC”), certain affiliates of Leonard Green & Partners, L.P. (“LGP”), Lion Capital LLP (“Lion Capital”), General Atlantic LLC (“General Atlantic”), Simon Property Group, Inc. (“Simon Property Group”) and certain of our executive officers, members of management and other existing holders of LLC Common Interests, but not our Founder) that will continue to own LLC Common Interests after the Transactions and who may from time to time following the consummation of this offering, exchange their LLC Common Interests for shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions — ABG LLC Agreement.” After the Transactions, the Continuing ABG LLC Equity Owners will also own the shares of our Class A common stock that they receive in connection with the Spyder Transactions.

•
“Founder” refers to Jamie Salter, our Chief Executive Officer, and, unless otherwise stated or the context otherwise requires, entities affiliated with Mr. Salter, who will exchange: (i) his or their direct and indirect ownership of LLC Common Interests for shares of our Class B common stock, (ii) his or their direct and indirect ownership of Spyder Shares for shares of our Class B common stock and (iii) his or their direct and indirect ownership of LLC Profits Interests for shares of our Class C common stock, in each case in connection with the consummation of this offering. Mr. Salter and entities affiliated with Mr. Salter will be the only holders of our Class C common stock after this offering, and all LLC Profits Interests exchanged by Mr. Salter and entities affiliated with Mr. Salter for Class C common stock will be held directly or indirectly by ABG Inc.

“Founder Class C Exchange” refers to the conversion of shares of Class C common stock into shares of our Class A common stock that our Founder may cause from time to time following the consummation of this offering. In any such conversion, (1) our Founder will receive for each share of Class C common stock that converts (i) a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange minus the per unit hurdle price applicable to the LLC Profits Interests that are concurrently exchanged by ABG Inc. as described below, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange, and (2) ABG Inc. will concurrently exchange a corresponding portion of the LLC Profits Interests it holds for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock received by our Founder in the Founder Class C Exchange.
•
“LLC Common Interests” refers to all of the existing equity interests in ABG LLC (other than the LLC Profits Interests, which will remain outstanding after this offering) that will be reclassified into Class A Common Units of ABG LLC in connection with the consummation of the Transactions.

•
“LLC Interests” refers collectively to the LLC Common Interests and the LLC Profits Interests.

•
“LLC Profits Interests” refers to the Class K-2 Common Units and Class L Common Units of ABG LLC that will remain outstanding following this offering. Each LLC Profits Interest has a per unit hurdle price, which is economically similar to the exercise price of a stock option. After the consummation of this offering, ABG Inc. will hold                 LLC Profits Interests with a weighted-average per unit hurdle price of $      (all from the exchange of LLC Profits Interests by our Founder for shares of our Class C common stock), and the Management Profits Interests Holders will hold                 LLC Profits Interests with a weighted-average per unit hurdle price of $      .

•
“Management Profits Interests Exchange” refers to the exchange of vested LLC Profits Interests held by the Management Profits Interests Holders for Class A common stock, or, at the option of ABG Inc., cash equal to the market value of the applicable number of shares of Class A common stock, which the Management Profits Interests Holders may cause from time to time following the consummation of this offering. In each such exchange, the Management Profits Interests Holders will receive for each LLC Profits Interest exchanged a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.

•
“Management Profits Interests Holders” refers collectively to certain of our current and former executive officers, employees and members of management, as well as other existing members of ABG LLC, in each case, who directly or indirectly hold vested and/or unvested LLC Profits Interests that will remain outstanding after this offering.

•
“Original ABG LLC Equity Owners” refers to the direct and indirect owners of ABG LLC prior to the Transactions, including the members of the Voting Group.

•
“Spyder Shares” refers to the shares of ABG Spyder, Inc.

•
“Spyder Transactions” refers to a series of transactions through which (i) the current holders of LLC Common Interests will receive all of the outstanding Spyder Shares in partial redemption of their LLC Common Interests, (ii) the Continuing ABG LLC Equity Owners and our Founder will contribute their respective Spyder Shares received in clause (i) to ABG Inc. in exchange for a corresponding number of shares of our Class A common stock and Class B common stock, respectively, (iii) and ABG Spyder, Inc., now wholly-owned by ABG Inc. as a result of the transaction described in clause (ii) and the Blocker Mergers, will contribute all of its assets (including the membership interests of its direct subsidiaries) to ABG LLC in exchange for a number of newly-issued LLC Common Interests that corresponds to the number of LLC Common Interests redeemed in the transactions described in clause (i). In connection with the Spyder Transactions and Blocker Mergers: (1) our Founder will receive           shares of our Class B common stock, (2) the Blocker Shareholders will receive             shares of Class B common stock, (3) the Continuing ABG LLC Equity Owners will receive           shares of our Class A common stock and           shares of our Class D common stock, (4) ABG Spyder, Inc. will receive           newly-issued LLC Common Interests and (5) ABG Inc. will receive           Spyder Shares (all of the outstanding Spyder Shares).
•
“TRA Participants” refers collectively to the Continuing ABG LLC Equity Owners, the Management Profits Interest Holders and the Blocker Shareholders.

•
“Voting Group” refers collectively to (i) certain affiliates of BlackRock LTPC, LGP, General Atlantic and our Founder and (ii) certain of our executive officers, all of whom will be parties to the Voting Agreement as described in “Certain Relationships and Related Party Transactions — Voting Agreement.” The Voting Group will hold Class A common stock, Class B common stock, Class C common stock and Class D common stock representing in the aggregate a super-majority of the combined voting power of our common stock.

ABG Inc. will be a holding company and the sole managing member of ABG LLC, and upon the consummation of this offering and the application of proceeds therefrom, ABG Inc.’s sole material asset will be LLC Interests (held directly or indirectly through subsidiaries).
Presentation of Financial and Other Information
ABG LLC is the predecessor of the issuer, ABG Inc., for financial reporting purposes. As we will have no other interest in any operations other than those of ABG LLC and its subsidiaries after the Transactions, the historical consolidated financial information included in this prospectus is that of ABG LLC and its subsidiaries. As ABG Inc. has had no business transactions or activities to date and no assets or liabilities during the periods presented in this prospectus, the historical financial statements of this entity are not included in this prospectus. ABG Inc. will, however, be the financial reporting entity following this offering.
We acquired non-controlling ownership interests in F21 Ipco, LLC and F21 Holdings LLC in February 2020 where these entities separately acquired substantially all of the assets of Forever 21, Inc. We also acquired a non-controlling ownership interest in Copper Retail JV, LLC in December 2020 where this entity acquired substantially all of the assets of J. C. Penney Company, Inc. (“JCP”). In order to comply with the technical requirements of Rule 3-05 of Regulation S-X, which provides that “acquisition of a business” includes the purchase of an interest in a business accounted for under the equity method, we have included the separate financial statements of each of Forever 21, Inc. (“F21”) and JCP, in this prospectus. Management does not believe that these investments in unconsolidated investees represent a material component of our business.
The unaudited pro forma financial information of ABG Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of ABG LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions as described in “The Transactions,” including the completion of this offering, as well as certain other items described therein, including our 2020 acquisitions of ownership interests in F21 Ipco, LLC (the entity that acquired the intellectual property assets associated with the Forever 21 brand), F21 Holdings LLC (the entity that is our licensing partner for the Forever 21 brand) and Copper Retail JV, LLC (the company that acquired the assets of JCP) (collectively, the “2020 F21 and JCP Acquisitions”), as if all such transactions had occurred on January 1, 2020, in the case of the unaudited pro forma consolidated statement of operations data, and as of March 31, 2021, in the case of the unaudited pro forma consolidated balance sheet. The presentation of such unaudited pro forma financial information has been prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions that management believes are reasonable under the circumstances. We account for the F21 and JCP Acquisitions under the equity method of accounting. The pro forma adjustments include adjustments to reflect the additional equity income from these investments as if the F21 and JCP Acquisitions had occurred on January 1, 2020. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
Certain financial and other information presented in this prospectus as of and for the year ended December 31, 2020 and the three months ended March 31, 2021 is presented on a “Pro Forma as Adjusted Basis,” including pro forma adjustments that give effect to the 2020 F21 and JCP Acquisitions (which are considered “significant” acquisitions under Regulation S-X), as well as to the following additional transactions: (i) our August 2020 acquisition of the intellectual property assets associated with the Lucky brand, (ii) our August 2020 acquisition of the intellectual property assets associated with the Brooks Brothers brand, (iii) the February 2021 increases in our ownership of F21 Ipco, LLC and F21 Holdings LLC, in each case from 37.5% to 50%, and (iv) the early 2021 merger of F21 Holdings LLC into SPARC Group Holdings II LLC (a multi-brand operator of the Nautica, Forever 21, Aéropostale, Lucky Brand and Brooks Brothers brands that we jointly own with Simon Property Group), such that F21 Holdings LLC is now 100% owned and under the management of SPARC Group Holdings II LLC, as if all such transactions had occurred on January 1, 2020 or as of March 31, 2021, as applicable. In each instance where financial and other information is presented on a Pro Forma as Adjusted Basis, such presentation is preceded by the corresponding historical consolidated financial and other data of ABG LLC and its subsidiaries, as derived from the consolidated financial statements of ABG LLC and its subsidiaries included elsewhere in this prospectus. Management believes that presenting certain financial and other information on both a historical basis and Pro Forma as Adjusted Basis helps provide a comprehensive picture of our current business that is useful to management and our board of directors, and may be useful to analysts, investors and other interested parties, in assessing our financial and operating performance. Information presented on a Pro Forma as Adjusted Basis is only intended to supplement historical consolidated financial and other data and should not be construed as a substitute for such historical data. Moreover, information presented on a Pro Forma as Adjusted Basis is not necessarily comparable to similarly titled information of other companies due to different methods of calculation.
Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
For ease of presentation:
•
When we refer to our “brands,” we are referring to the trademarks, copyrights, publicity rights and/or other intellectual property rights related to the brands owned by us (including through joint ventures) and the trademarks, copyrights, publicity rights and/or other intellectual property rights related to the brands which we manage on behalf of third parties (collectively, “IP”).

•
When we refer to our “partners” or “licensee partners,” we are referring to our licensees with which we have entered into license agreements, as well as third parties who sell products incorporating our brands on behalf of our licensees, such as retailers and wholesalers.

•
When we refer to “Gross Merchandise Value” or “GMV,” we are referring to management’s estimate of the retail net sales of products incorporating our brands based on certain metrics reported to us by our licensees, including their retail and wholesale sales.

•
When we refer to our “organic revenue growth rate,” we are referring to the percentage increase in licensing revenue in a given accounting period compared to the corresponding period for the prior year, with licensing revenue including only revenue from brands included

v

in consolidated licensing revenue throughout the entirety of both periods being compared. The calculation excludes the impact of brands acquired, divested or deconsolidated.
TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This prospectus includes our trademarks, trade names and service marks, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
In particular, certain information identified in this prospectus is contained in the following independent industry publications or reports by Allied Market Research, Euromonitor, Marketline Industry Profiles, Statista and Technavio:
•
Allied Market Research, Events Industry, Global Opportunity Analysis and Industry Forecast, 2021-2028, February 2021;

•
Allied Market Research, Home Décor Market, Global Opportunity Analysis and Industry Forecast, 2020-2027, May 2020;

•
Allied Market Research, Home Décor Market, Global Opportunity Analysis and Industry Forecast, 2020-2027, October 2020;

•
Euromonitor, Apparel, footwear and beauty. 2015-2025;

•
Euromonitor, Alcoholic Drinks from trade sources/national statistics. 2014-2024;

•
Marketline Industry Profiles, Global Consumer Electronics Retail, February 2021;

•
Marketline Industry Profiles, Global Jewelry & Watch Retail, January 2021;

•
Marketline Industry Profiles, Global Media, October 2020;

•
Marketline Industry Profiles, Global Software, February 2021;

•
Statista, Luggage Market Worldwide — Statistics & Facts, December 2020; and

•
Technavio, Global Dining out Market 2020-2024.

NON-GAAP FINANCIAL MEASURES
Certain financial measures presented in this prospectus, such as EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are not recognized under accounting principles generally accepted in the United States, which we refer to as “GAAP.” We define these terms as follows:
•
“EBITDA” is defined as net income before income tax expense, depreciation and amortization and net interest expense.

•
“Adjusted EBITDA” is defined as net income before income tax expense, depreciation and amortization and net interest expense and after net income attributable to non-controlling interests in ABG LLC subsidiaries, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include brand acquisition costs, loss on modification and extinguishment of loans, deferred and share-based compensation expense, impairment of trademarks, non-cash equity in net income or share in losses of certain investments accounted under the equity method, certain financing costs and other items of a non-recurring nature.

•
“Adjusted EBITDA Margin” for any period is calculated by dividing Adjusted EBITDA for such period by total revenue for such period.

•
“Adjusted Net Income” is defined as Adjusted EBITDA, less depreciation and amortization, net interest expense and adjusted income tax expense, and further adjusted for the cash income tax benefit associated with the deductions arising from the amortization of IP and other intangibles for tax purposes.

•
“Adjusted Free Cash Flow” is defined as Adjusted EBITDA, less Capital Expenditures.

•
“Adjusted Free Cash Flow Conversion” for any period is calculated by dividing Adjusted Free Cash Flow for such period by Adjusted EBITDA for such period.

We believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Income are appropriate measures of operating performance because they are used by our management and our board of directors to assess our financial performance and by analysts, investors and other interested parties to evaluate companies in our industry. We also believe that Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are useful measures of liquidity and are an additional basis for assessing our ability to generate cash.
EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with, GAAP. EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion should not be considered as substitutes for GAAP metrics such as net income as a measure of financial performance or net cash flows from operating activities as a measure of liquidity, or any other performance measures derived in accordance with GAAP. Additionally, our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income. Additionally, these measures are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion. Our measures of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation. For a discussion of the use of these measures and for reconciliations from the most directly comparable GAAP measures, see “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data” and “Selected Historical Consolidated Financial and Other Data.”

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”
Authentic Brands Group
Our Mission
The mission of Authentic Brands Group is to evolve, transform and reimagine global brands through innovative business models, powerful storytelling, compelling content, immersive experiences and strategic distribution. Our strategy is to integrate great brands into our proprietary licensing platform that is built for digital and optimized for seamless global commerce. We strive to build long-term value by investing in our platform and marketing strategies to set our brands apart and create relevance among consumers, driving conversion to commerce.
We are Brand Owners. Curators. Guardians.
ABG is a world class brand development, marketing and entertainment company. Our Company was founded in 2010 by CEO Jamie Salter with an innovative vision to expand the brand licensing paradigm. Our platform combines the operational and financial benefits of a traditional brand licensor with the brand development, marketing and long-term value approach employed by the world’s most successful brands. We own the intellectual property of our brands and receive licensing revenues from a diverse global network of licensees across a range of categories and territories. Our platform integrates brand strategy, innovative marketing, rich content and centralized data analytics capabilities for our portfolio of over 30 iconic global brands which generated approximately $10 billion in annual Gross Merchandise Value (“GMV”) worldwide for the year ended December 31, 2020.
Asset-Light Model that Generates Strong Financial Metrics
Our asset-light model has generated strong operating margins and is highly capital efficient. We earn long-term and recurring royalties from our licensees and generate over 70% Adjusted EBITDA margins and nearly 100% Adjusted Free Cash Flow Conversion. Through our model, we retain brand ownership and approval rights over marketing strategies, product development, and use of data. Our licensee partners bear the capital, manufacturing, inventory, markdowns and distribution responsibilities, and work in partnership with our team to execute the strategy and shared vision of building long-term value in the marketplace.
We generate revenues from multiple royalty streams, including guaranteed minimum royalties (“GMRs”), additional royalty revenue on top of GMRs (“overages”) and royalties from the use of our Entertainment brands’ name, image, likeness (“NIL”) and other intellectual property. We earn revenue from licensees based on a percentage of wholesale or retail product sales, and a significant portion of our revenue is comprised of GMRs. Our contracts are generally three to ten years in length and generally include multiple long-term renewal options. In 2020, 83% of our revenue was attributable to GMR payments. As of March 31, 2021, future contracted minimums totaled more than $2.6 billion, of which more than $400 million is payable to us in each of 2021 and 2022, representing significant contractual recurring revenue streams from licensees.
Portfolio of Iconic Global Brands
Our portfolio is comprised of iconic brands with significant history and global recognition. Our brands operate with exposure to broad and growing consumer product categories and distribution channels, in addition to live events, hospitality and immersive experiences. We have a long history of reimagining and unlocking our brands to broaden their Total Addressable Market (“TAM”), drive sustainable organic growth and support enduring brand equity. We organize our portfolio into two pillars, as follows:
Global and Diverse Distribution Network
We leverage the strong consumer recognition and attractive positioning of our brands through a global network of 1,000 licenses across more than 700 licensees, including manufacturers, distributors, wholesalers, retailers and e-Commerce partners, to help drive organic growth in our business. In 2020, 78% of our licensing revenue on a Pro Forma as Adjusted Basis came from North America, while 22% came from the rest of the world.
We are experts at building brands across numerous consumer product categories including ready to wear apparel, sportswear, footwear, accessories, beauty & fragrance, outdoor, home and luxury. Lifestyle brands represented 82% of our revenue in 2020 and 85% of our revenue for the three months ended March 31, 2021. Our brands are sold globally through a mixture of retail and e-Commerce accounts, direct-to-consumer channels, marketplaces and approximately 6,000 branded stores and shop-in-shops, owned and operated by our licensees. E-Commerce sales through our licensees continue to be an area of strong growth for us and represented 18% of GMV in 2020.

Our Entertainment brands offer culturally significant storytelling through long-form and short-form content, live events, hospitality and immersive experiences. Entertainment represented approximately 18% of our revenue in 2020 and 15% of our revenue for the three months ended March 31, 2021. We collect royalties from our Entertainment brand licensees for commercial use of certain NILs and related music, video, film, photo, and other media assets. We enter into partnerships only with licensees that can support our brands’ positioning and share our vision of building long-term brand value.
Brand Development Flywheel
Our digital-first brand development flywheel leverages our platform to connect directly with the consumers of our brands. Since our founding, we have been pioneers in digital marketing, which has served as the basis for brand development. This approach allows us to access a broad array of consumer insights, which in turn has allowed us to optimize our marketing strategies while greatly enhancing our perspective when considering new brand acquisitions. This flywheel effect is fueled and reinforced by our brand marketing, which allows us to drive conversion to commerce across all of our brands, which then drives strong growth across our portfolio of brands through new and existing channels.
We have enhanced the traditional brand licensor model by deploying an integrated approach to strategic brand management, omni-channel distribution, marketing, content creation and social media. We have made several investments that enhance our marketing funnel by delivering branded content through digital media and social channels. Through our 360º marketing approach, we deploy innovative marketing strategies that span digital and non-digital media platforms in order to maximize our brands’ global consumer recognition and engagement, thereby enhancing their exposure to our global distribution network. This approach has driven demand creation and conversion to commerce, supporting our licensee partners by distributing consistent storytelling across platforms and generating excitement around our brands.
Our digital-first flywheel is enabled by our broad reach and strong engagement. Our social media content engine spans a wide range of channels and platforms, and includes over 230 accounts with over nine billion annual impressions and approximately 269 million followers as of March 31, 2021. We believe the capabilities of our brand development flywheel will continue to strengthen as the number of brands under our ownership increases, activated by the network effects achieved through the scale of our integrated platform.
Our platform benefits from the powerful drivers of the digital-first brand development flywheel:
•
Marketing: Our innovative, digital-first approach to marketing leverages data and customer insights from our robust digital and social media engine, driving strong revenue growth.

•
Revenue: Conversion to commerce and revenue growth across licensee partners allows us to reinvest in product marketing, leading to higher brand recognition.

•
Brand Growth: Scaling our brands creates network effects across new and existing distribution channels, providing customer insights that further enhance our marketing strategy.

Our Strong Financial Track Record
Since our founding in 2010, we have grown our business both organically and through over 30 acquisitions, including 19 over the past five years. Between 2015 and the first quarter of 2021, we achieved an organic growth median of 5.9%, driven by the strong performance of our existing brand portfolio. We grew Revenue, Net Income Attributable to ABG LLC and Adjusted EBITDA to $489 million, $211 million and $373 million, respectively, in 2020 and to $160 million, $278 million and $120 million, respectively, for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, our Revenue, Net Income Attributable to ABG LLC and Adjusted EBITDA would have grown to $555 million, $228 million and $392 million, respectively, in 2020 and to $163 million, $278 million and $121 million, respectively, for the three months ended March 31, 2021. As of March 31, 2021, on a pro forma basis, after giving effect to the application of the net proceeds from this offering as described in “Use of Proceeds,” and to the SPV Term Loan Repayment (as defined below), we would have had consolidated indebtedness of approximately $        million.
Our leading financial metrics are supported by the growth in the size of our brand portfolio, our asset-light operating model and highly visible revenues that are mostly driven by contractual GMRs from our license agreements, which are generally three to ten years in length and generally include multiple long-term renewal options. Between 2016 and 2020, we achieved the following financial milestones:
•
Increased Revenue from $165 million to $489 million, at a compound annual growth rate (“CAGR”) of 31%. On a Pro Forma as Adjusted Basis, Revenue would have increased from $165 million to $555 million, at a CAGR of 35%.

•
Increased Net Income Attributable to ABG LLC from $45 million to $211 million, at a CAGR of 47%. On a Pro Forma as Adjusted Basis, Net Income Attributable to ABG LLC would have increased from $45 million to $228 million, at a CAGR of 50%.

•
Increased Net Income Attributable to ABG LLC Margin from 27% to 43%. On a Pro Forma as Adjusted Basis, Net Income Attributable to ABG LLC Margin would have increased from 27% to 41%.

•
Increased Adjusted EBITDA from $121 million to $373 million, at a CAGR of 33%. On a Pro Forma as Adjusted Basis, Adjusted EBITDA would have increased from $121 million to $392 million, at a CAGR of 34%.

•
Increased Adjusted EBITDA Margin from 73% to 76%. On a Pro Forma as Adjusted Basis, Adjusted EBITDA Margin would have decreased from 73% to 71%.

•
Generated Cash Flow from Operating Activities over the last five years of $820 million.

•
Generated Cumulative Free Cash Flow over the last five years of $796 million.

Furthermore, our financial performance and business model have been resilient throughout the COVID-19 pandemic. Underpinned by GMRs, our diversified portfolio and our strategic acquisitions, our Revenue and Adjusted EBITDA grew by 2% and 6%, respectively, in 2020, as compared to 2019, and by 33% and 27%, respectively, for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020. On a Pro Forma as Adjusted Basis, our Revenue and Adjusted EBITDA would have grown by 16% and 11%, respectively, in 2020 and by 35% and 27%, respectively, for the three months ended March 31, 2021. We took proactive steps to address the impact of COVID-19 through reduction in headcount and other discretionary savings, as well as a shift of resources to expand digital-first solutions.
Our Key Differentiators
We believe our approach to brand development and management drives strong financial performance and creates long-term value, and we are differentiated by the following key business strengths:
Leading Portfolio of Iconic Global Brands
ABG is the third largest licensor globally based on 2019 retail sales, according to License Global (with Disney being the largest). We have built a diverse portfolio of over 30 iconic global brands with strong consumer recognition and enduring appeal across demographics, geographies and categories. Brands currently owned and/or managed by ABG generated an estimated GMV of $13.5 billion in 2019 and $9.7 billion in 2020, and each of our seven largest brands generated over $500 million of GMV in 2020. We protect the integrity of our leading portfolio through a global network of over 17,000 trademarks.
Our brand portfolio is organized into two pillars:
•
Lifestyle:   Global brands with deep heritage across women’s and men’s apparel, accessories, beauty and home. Our Lifestyle brands portfolio is distributed through 420 licensees globally and represented approximately 82% of revenue for the year ended December 31, 2020 and approximately 85% of revenue for the three months ended March 31, 2021.

•
Entertainment:   IP ownership, NIL ownership, music, copyrighted works and trademarks of some of the most iconic celebrities in history in addition to media brands, platforms, attractions and experiences. We believe these highly recognizable and marketable personalities provide us with worldwide exposure and significant domestic and international licensing opportunities for merchandise, endorsements, marketing campaigns, public appearances, live events, movies, and musical performances, among other opportunities. Our Entertainment brands represented approximately 18% of revenue for the year ended December 31, 2020 and approximately 15% of revenue for the three months ended March 31, 2021.
Powerful and Predictable Asset-Light Model
We have a powerful asset-light financial model that generates a predictable base of recurring revenue, consistently high operating margins and attractive cash flows. The vast majority of our license agreements include GMRs, which provide a high degree of predictability to our licensing revenue. 83% of our revenue in 2020 was attributable to GMR payments. Beyond the GMRs received from licensees, ABG generates a significant amount of revenue from the collection of overages above the GMR base set for each brand. Our predictable and recurring revenue streams, combined with our attractive margins and minimal capital expenditure requirements, result in high cash flow conversion and increased capacity to invest in future growth initiatives.
Highly Diversified Network of Global Licensee Partners
We partner with best-in-class licensees that we select based on their financial strength and ability to generate revenue while also supporting our long-term brand vision. We have over 700 licensee partners and more than 1,000 licenses selling in 136 countries, utilizing a highly scalable global distribution network through attractive partner channels. Many of our licensees partner with ABG across multiple of our portfolio brands, enabling strong partnerships and strategic alignment.
Our largest licensee is SPARC Group Holdings II LLC (“SPARC”), a multi-brand operator of the Nautica, Forever 21, Aéropostale, Lucky Brand and Brooks Brothers brands. SPARC designs, sources, manufactures and distributes apparel and accessories through over 1,300 owned and operated branded retail stores, digital channels and leading wholesale accounts, generating $2.9 billion in global retail sales in 2020 and over $850.0 million in global retail sales in the three months ended March 31, 2021. We jointly own SPARC with Simon Property Group, SPARC’s largest landlord and a company affiliated with beneficial holders of more than 5% of our capital stock. Through this partnership, ABG owns 50% of SPARC, with Simon Property Group owning the remaining 50%. We believe that our relationship with SPARC is mutually beneficial as it provides us with influence over a significant distribution channel, while building long-term value and demand for SPARC’s distribution network through our brand development capabilities. In 2020, revenue from SPARC represented approximately 7% of our total revenue. On a Pro Forma as Adjusted Basis, revenue from SPARC would have represented approximately 15% of our total revenue in 2020, with no single SPARC brand license representing more than 7% of our total revenue. For the three months ended March 31, 2021, revenue from SPARC represented approximately 11% of our total revenue and would have represented approximately 12% of our total revenue on a Pro Forma as Adjusted Basis, with no single SPARC brand license representing more than 5% of our total revenue.
Brand Development Flywheel Drives Conversion to Commerce
We utilize a digital-first brand development flywheel that is integrated across all parts of the customer acquisition funnel. Our marketing team works exclusively on developing traditional, social and digital media strategies and content tailored for each of our brands, which we and our partners utilize for various marketing campaigns. We design and supply in-depth brand books, which provide our licensing and retail partners with the story, feel and imagery for each brand, enabling them to portray the brands in a manner consistent with our vision. We also utilize search engine optimization tools and a variety of top-of-funnel, bottom-of-funnel and retargeting strategies to drive demand creation and engagement. Our dynamic data insights dashboard, Cerebro, amalgamates data and generates actionable insights to enhance our licensees’ marketing decisions. By leveraging these insights, we are able to bring to life the unique voice, tone and selling propositions for each brand through compelling campaigns and content.

30+
Brands

230+
Accounts

5.4+ BILLION
Lifetime YouTube Video Views

200+ MILLION
Annual Engagements

4+ BILLION
Annual Impressions

250+ MILLION
Social Media Followers

2,200 +
Creators, Curators & Connectors

BURTON

100+
DROPS A YEAR

ELEVEN

MAKE

SHAQ'S
GRONK
SHAQ VS. GRONK
VIRTUAL EVENT

AEROPOSTALE MEXICO
DIGITAL FASHION SHOW

I'm So Juicy
JUICY COUTURE SWEET SUITE
SPRING 2020

Proven and Innovative Acquisition Capabilities Fueled by Strong Free Cash Flows
We have demonstrated our strategic capabilities through our track record of successfully acquiring over 30 world-class brands and efficiently integrating these brands into licensed revenue models. We have a history of executing a highly disciplined acquisition strategy and working closely with our licensee partners to reimagine and reposition brands in the marketplace. We believe our ability to unlock the performance potential of world class brands constrained by antiquated distribution models has been highlighted by our acquisitions of Nautica, Forever 21 and Sports Illustrated. Through our successful acquisition track record, we believe ABG has established a high degree of credibility as the industry’s acquirer of choice, positioning us favorably for potential strategic opportunities. Across our portfolio, our team has successfully executed on key strategic and operational initiatives post-acquisition that improve our brands’ business models, optimize their global distribution and drive sustainable organic growth. Furthermore, our asset-light model generates substantial cash flow available for reinvestment in new opportunities, fueling our ability to pursue new acquisitions that further enhance the diversification and TAM of our brand portfolio.
Prior to completing any acquisitions, our management team employs a deliberate approach of establishing a licensee base and distribution network for the acquisition target, thereby significantly reducing the execution risk associated with the onboarding of our brands. By leveraging ABG’s scaled distribution platform and network of licensees, we are able to efficiently drive growth post-acquisition. We believe that our ability to quickly execute, integrate and scale our acquisitions is an important competitive advantage that brand owners and sellers value. To create new possibilities and expand our opportunity set, we often design and employ creative transaction structures and approaches to facilitate our acquisitions. These capabilities include unique ownership and operating models, supply chain management initiatives and operating cost optimizations. Our innovative capabilities are highlighted by our ability to separate our acquired brands into an intellectual property business and an operating business owned all or in part by our partners, as exemplified through our relationship with SPARC, thereby minimizing operational risks while benefiting from highly visible and recurring revenues.

DOLLAR AMOUNTS PAID FOR ACQUISITIONS IN MILLIONS

(1)
Includes amounts paid for non-core brands.

(2)
Includes the amounts paid to purchase the incremental interest in SPARC (bringing ownership to 50%), amounts paid for Forever 21 intellectual property and operating assets and amounts paid for Lucky and Brooks Brothers’ intellectual property.

Founder-led, Visionary Management Team with an Entrepreneurial Culture and Proven Track Record
Our senior management team has extensive experience in the industry. Our Chief Executive Officer, Jamie Salter, brings over 30 years of experience from numerous lifestyle, sports, fashion and entertainment brand-related activities and has executed numerous investments, comprising both growth-oriented opportunities and turnaround situations. Our President and Chief Marketing Officer, Nick Woodhouse, has over 30 years of experience in various leadership roles within the retail and brand management industry. Our Chief Financial Officer, Kevin Clarke, has over 30 years of investment banking and senior-level corporate management experience. We are also supported by a highly experienced and talented team across key functional areas, including retail, finance, legal, marketing, advertising and content creation. We believe we have a strong bench of talent to manage the growth of a broad portfolio of brands, supporting the future scalability of ABG into a larger business than exists today.
We have brought together a coalition of people who share our vision. We have established a culture rooted in an ownership mentality emphasizing brand-first principles and have implemented an incentive structure that is designed to support accountability of both near-term results and long-term sustainable brand value. We also have an entrepreneurial spirit and flat organizational structure that we believe make us highly adaptable and allow us to identify and quickly execute on attractive opportunities. We believe the strength of our team, entrepreneurial culture, and organizational approach position us to continue to grow and deliver strong financial results.
We’re Just Getting Started
We intend to leverage our business strengths and platform to pursue the following growth strategies:
Grow the Market Opportunity within Our Existing Brand Portfolio
Our strong growth comes from being ahead of the distribution curve. We have a proven track record of organic growth, generating an average organic revenue growth rate of 5% between 2016 and 2019. Our digitally enhanced marketing model supports organic growth through consistent creation and deployment of fresh content to drive consumer demand and generate increased retail sales and royalties. We have successfully expanded our brands into new categories, territories and channels with both existing and new partners within our global licensee network, further generating organic growth. We are able to leverage our scale and brand strength through unique collaborations to refresh and extend the reach of our brands. For example, in March 2021 we launched a “Forever 21 x Juicy Couture” crossover line which leveraged their shared Los Angeles heritage in a glamorous capsule collection in a range of women’s, men’s and kids’ hoodies, joggers, long sleeve tops and more in a wide range of sizes. We will continue to take a creative approach to grow the market opportunity of our brands by working collaboratively with licensees to grow sales of their products.
We believe significant opportunities exist to introduce our brands into new distribution channels in which our licensees do not currently participate. Most recently, we have been able to transform the Shaquille O’Neal brand into an event-based business with Shaq’s Fun House, a recurring party hosted at major sporting and entertainment events such as the SHAQ Bowl at the 2021 Super Bowl. This event generated over 82 million social media impressions and over five billion media impressions. We believe our brand portfolio and approach to building value provide us with substantial new licensing and growth opportunities, and position us as the partner of choice for potential licensees.
Continue Our Global Expansion
ABG is committed to global expansion and has identified target markets where we believe there is significant distribution whitespace for our brands. Although the majority of our business today is in the United States, ABG brands are represented in 136 countries globally. By leveraging our successful track record of expanding North America native brands into scaled global businesses, we plan to expand our brands’ global distribution by enhancing their regional relevance and appeal through localized marketing, distribution and product strategies. We believe that international markets represent a significant growth opportunity, where some of our brands have strong recognition and are in the early stages of establishing a large footprint. For the year ended December 31, 2020, North America represented 78% of our licensing revenue on a Pro Forma as Adjusted Basis, while international represented 22%. We believe a balanced global portfolio will be an increasingly important part of our business strategy going forward. A majority of our brands have strong global recognition, and we continue to expand their international penetration through best-in-class retail, e-Commerce and wholesale strategic partnerships, as well as licensee-operated retail stores, marketplaces and websites bearing our brands.
We have offices and dedicated professionals to support and drive growth in key regions, including New York, Los Angeles, Shanghai and Mexico City, where our licensees continue to see strong market acceptance. For example, in April 2021, Forever 21’s Mexico licensee partner opened a new branded shop-in-shop at Explanada Puebla in Cholula, Mexico and Volcom’s Korean licensee partner opened a new branded shop-in-shop at the main branch of Lotte department store in Busan, South Korea.

(1)
Pro forma adjusted to reflect as though Forever 21, Lucky and Brooks Brothers were purchased on Jan 1, 2020, and Forever 21 consolidated.

Continue to Acquire Leading Brands
We intend to continue to acquire powerful and enduring brands that we believe are strong candidates for the ABG platform and which would benefit from our capabilities. There is a broad range of potential opportunities within Lifestyle, Entertainment and new verticals that represent compelling candidates for the

ABG model. We have the ability to expand our market opportunity by entering into new categories that we believe are viable within the ABG economic model, such as electronics, children’s, home, food & beverage and hospitality, as well as to acquire brands with international presence. While the opportunity set is vast, we will continue to take a highly selective approach to identifying acquisitions that fit our desired brand profile, financial contribution objectives and return on investment hurdles. We typically have a core licensee partner agreement signed before we execute an acquisition, significantly de-risking the successful execution of the intended strategy and providing upfront visibility into the future revenue, profit and growth potential of acquired brands.
We have built a strong reputation for growing the scale and quality of our brands, which has opened up a robust pipeline of acquisition opportunities. We believe our acquisition history, financial resources, ability to employ creative transaction structures, and speed of execution position us as a buyer of choice. In addition, as traditional distribution models continue to experience rapid change in the evolving consumer landscape, we expect to have numerous high quality acquisition opportunities over the next several years, which we expect would increase our earnings and the scale of our business.
Further Develop our Digital Ecosystem
Our digital group drives technological innovation across the ABG enterprise, overseeing ABG’s technology partnerships, brand e-Commerce optimization, enterprise solutions and business intelligence. By leveraging customer data insights from ABG’s digital footprint and global retail network, the digital group drives customer engagement and experience, brand awareness and momentum, and ultimately conversion to commerce for our licensee partners. Our digital capabilities further enhance the strength and defensibility of our business model, as individual brands generally do not have the requisite connectivity and scale that ABG brings to build a digitally enabled enterprise.
Our current initiatives to further develop our digital ecosystem include:
•
Marketplace:   We have partnered with technology providers to operate our own marketplaces and increase distribution. For example, we have formed an initial partnership with RevCascade’s dropship technology, enabling our licensees’ online stores to sell products from other ABG-owned brands and relevant third-party brands. We are also selling other brands via marketplace technology on ABG URLs. As an example, third party brands are currently sold on Forever21.com, and we receive an affiliate fee.

•
Digital Ventures:   We identify software and technology companies that service specific areas of the customer journey and scale the software or technology across our portfolio of brands. We engage in equity and revenue share partnerships with these platforms to increase conversion to commerce, improve the customer experience and help licensees promote their brands. For example, we partner with enterprise solutions such as Klarna to offer customers convenient, efficient and flexible payment options.

Additionally, we plan on launching the following initiatives in the near future:
•
Subscription:   We are building a loyalty membership program that spans our entire portfolio of brands and offers customers discounts and perks for a monthly subscription. We are also planning to launch a decentralized subscription platform, AllPass, and have partnered with checkout technology provider, Bolt, to build a subscription program that lives natively within checkout, eliminating the friction of signing up for membership and redeeming points for discounts and rewards. Introducing a subscription program creates customer stickiness, provides another recurring revenue stream, and gives us direct access to customer data to optimize our sales and marketing strategy.

•
Credit Cards:   We are centralizing our various branded credit card programs under one co-branded card and leveraging our portfolio to offer cardholders custom benefits across all of our brands.

Expand Our Total Addressable Market by Entering into New Categories and Verticals
We believe we are in the early stages of realizing ABG’s vision to expand the brand licensing paradigm and see a substantial market opportunity to deepen our presence across the expansive global market for consumer brands. In building ABG, we sought to construct a platform with broad applicability across a wide range of consumer categories, connecting strong brands with the right licensees and network partners to optimize value in the marketplace.
Today, we believe we are well equipped with the operating capabilities to drive the growth of existing and future brands spanning a wide breadth of categories, ranging from apparel, footwear, accessories, home goods, travel goods, consumer electronics, media, entertainment and hospitality. We believe the attractiveness of ABG’s proven playbook will continue to create strategic opportunities to bring additional brands onto our platform across an increasingly diversified range of categories. For example, we plan to partner with licensees to launch Sports Illustrated gambling and ticket sales, leveraging the expansive Sports Illustrated network and monetizing those customers in the fast-growing sports betting industry. Through our growth in new categories and licensing verticals, we believe we will be able to grow our TAM and further diversify our revenue streams.
Maintain Our Entrepreneurial and Innovative Company Culture as We Expand
We have a highly entrepreneurial and innovative culture that we have fostered for over ten years since our founding. As our business continues to scale globally, we plan to grow our headcount strategically with plans to open and expand offices internationally to support our expansion. We continually look to add exceptional talent to our team in order to help drive global growth. As we become a public company and embark on the next stage of our growth, we are committed to maintaining our culture as we believe it is critical for our ongoing success.
Our Market Opportunity
Our current portfolio spans across a broad range of industries, with a particular focus on Lifestyle and Entertainment. Multiplicity and optionality in prospective licensees enables ABG to benefit from an enormous addressable market opportunity. Based on our review of potential industries ABG could participate in, we estimate that the total market opportunity for ABG is approximately $13 trillion in gross market value at retail. Many of these industries are current areas of strategic focus for ABG (apparel, footwear & accessories, media), and some are categories where ABG has a nascent presence today and sees opportunity for further growth (luggage, food & beverage, children’s). Still others (alcoholic beverages, consumer electronics, and mobile payments) represent future opportunities for ABG. The Company has a proven track-record of successfully expanding its brands into new categories, territories, and channels with existing and new partners within its global licensee network. ABG plans to strengthen its presence in Served End Markets and penetrate additional Servable End Markets.

ABG
Food away-from-home $2tn
Living legends & icons endorse-ments
Luggage $23bn
Software $581bn
Footwear $286bn
Beauty & personal care $486bn
Jewelry & watches $591bn
Home décor $640bn
Media $1tn
Events & experiences $1tn
Consumer electronics $1tn
Alcoholic beverages $1tn
Apparel $1tn
Mobile payments $2tn
Served and Servable End Markets
~$13 trillion
Gross market value at retail
3%
5%
Illustrative ABG royalty rate
~$390 billion
~$650 billion
ABG total market opportunity

Sources: Allied Market Research, Euromonitor, Marketline, Statista, Technavio
Note: May not sum due to rounding

We believe that the growth in end markets is driven by a broad array of factors, including:
Rise of the Global Middle Class and Expansion of Global Consumer Spending
We believe ABG’s strategic focus on brands possessing broad lifestyle appeal has positioned the Company to benefit from a rising global standard of living. According to the Pew Research Center, the global population of middle, upper-middle and high income households grew nearly 40% from 2.2 billion to over 3.0 billion from 2011 to 2019. We believe the expanding size of the global consumer class across geographies will continue to broadly support increased demand for branded offerings across end markets. While current economic and income trends remain unpredictable and impacted by the COVID-19 pandemic, we believe the trends in standard of living growth prior to the COVID-19 pandemic, coupled with broader consumer spending momentum globally are representative of our long-term opportunity.
Growth of Digital
We believe the expansion of digital as a channel of consumer engagement, marketing and e-Commerce enables accelerated growth in many of our most significant categories. Digital market development continues to support new and incremental forms of distribution for brands through expanded e-Commerce, social commerce, content-to-commerce platforms and innovative marketplace and membership models. According to eMarketer, total worldwide retail e-Commerce sales grew to $4.3 trillion in 2020, a growth rate of 27.6% compared to 2019, and are forecasted to approach $5 trillion in 2021. In addition to catalyzing demand for consumer products, we believe digital has also opened up expanded commercial opportunities, particularly in digital marketing and endorsements, for ABG’s living legends and icons.
Recovery in Consumer Spending Following the COVID-19 Pandemic
The effective vaccine rollout that has significantly contained the COVID-19 pandemic is leading to a renaissance in consumer spending in several geographies in which we operate. Rising consumer confidence, pent-up demand in discretionary categories and accumulated savings support an optimistic view of the continued recovery.
Recent Developments
Eddie Bauer Acquisition
On June 1, 2021, we completed the acquisition of the intellectual property assets and certain other assets associated with the Eddie Bauer brand for an aggregate purchase price of approximately $205.8 million in cash (excluding acquisition costs). Eddie Bauer is an outdoor brand offering performance outerwear, apparel, footwear, accessories, and gear, with products available online and at more than 300 stores in the United States, Canada, Germany, Japan and other international markets. The Eddie Bauer brand acquisition is a strategic investment that we expect to contribute to our long-term growth and enhance the value of our portfolio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Acquisitions” for additional information.
SPV Term Loan Repayment
On June 1, 2021, we repaid in full the indebtedness outstanding under that certain Credit Agreement entered into on August 31, 2020, among ABG SPV 1 LLC (“ABG SPV 1”), the lenders from time to time party thereto (the “SPV Lenders”) and Wilmington Trust, National Association, as administrative agent (as amended from time to time, the “SPV Term Loan”) in the amount of $47.4 million and terminated all outstanding commitments thereunder (the “SPV Term Loan Repayment”). In connection with the SPV Term Loan Repayment, we entered into a purchase agreement with the non-controlling interest members of ABG SPV 1 (the borrower), whereby we purchased all of their outstanding ownership interests in exchange for the issuance of an aggregate of 307,561 Class A Common Units of ABG LLC, such units having an aggregate value as of the date of the issuance that was sufficient to satisfy the 150% minimum return on invested capital to which the SPV Lenders were entitled as a result of their financing of the SPV Term Loan. Upon completion of this transaction, ABG SPV 1 became a wholly-owned entity.

Summary Risk Factors
We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors,” including, but not limited to, the following risks, before investing in our Class A common stock:
•
our business is dependent on continued market acceptance of our brands and could be harmed if we are unable to maintain the positive reputations of our brands;

•
a decline in consumer spending could have a material adverse effect on us;

•
our brands and our licensees face significant competition and may not be able to compete successfully;

•
we have experienced rapid growth in recent years and we may not manage this or any future growth effectively, which could harm our business and operating results;

•
we do not wholly own certain of our brands and other assets and our partners may have business goals and interests that are not aligned with ours, exercise their rights in a manner in which we do not approve, be unable to fulfill their obligations, or build business or exploit our IP rights in a manner that harms the overall quality and image of our brands;

•
the ongoing COVID-19 pandemic has had a material impact on our business and could continue to impact our business;

•
the loss of our Chief Executive Officer, other members of our executive management team and other key employees could have a material adverse effect on our business;

•
the failure of our licensees to adequately produce, source, market and sell products incorporating our brands, continue their operations, renew their license agreements or fulfill their obligations under their license agreements, including paying GMRs and other amounts, could result in a material decline in our results of operations;

•
a substantial portion of our revenue is concentrated with a limited number of licensees, including SPARC, such that the loss of any of such licensees or their renewal on terms less favorable than current terms, could slow our growth plans, decrease our revenue and impair our cash flows;

•
we rely on our licensees to develop and promote our brands, and if we are unable to maintain good relationships with our licensees, our business, financial condition and results of operations could be adversely affected;

•
we generally rely on the accuracy of our licensees’ royalty reports for reporting and collecting our licensing revenue, and if these reports are untimely or incorrect, our licensing revenue could be delayed or inaccurately reported;

•
we may suffer negative publicity if our licensees or their third party manufacturers violate laws or engage in practices that are viewed as unethical or illegal;

•
our failure to protect, or the loss of, our IP rights could compromise our competitive position and result in cancellation, loss of rights or diminution in value of our brands;

•
we may not be able to establish or maintain our trademark rights and registrations, which could impair our ability to perform our obligations under our license agreements, which could cause a decline in our licensees’ sales and potentially decrease the amount of royalty payments due to us;

•
third party claims regarding our IP rights could result in our licensees being unable to continue using such rights, which could adversely impact our revenue or result in a judgment or monetary damages being levied against us or our licensees;

•
if we are unable to identify and successfully acquire additional brands and other IP assets, our growth may be limited, and, even if additional brands and IP assets are acquired, we may not realize anticipated benefits due to integration or licensing difficulties;

•
security breaches or cyber attacks against us or our licensees or unauthorized disclosures of personal information by us or our licensees could cause our business, financial condition and results of operations to suffer;

•
our actual or perceived failure to comply with laws, regulations, and industry standards related to data privacy, data protection and information security to which we are subject, including industry requirements such as the Payment Card Industry Data Security Standard could harm our business;

•
the additional risks associated with our and our licensees’ international operations;

•
changes in tax laws or regulations that apply adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition and results of operations;

•
we will likely require additional capital to support our operations, including to finance the acquisition of additional brands, and our inability to raise such capital on beneficial terms or at all could restrict our growth; and

•
we are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, which will not afford the same protections afforded to stockholders of companies that are subject to such requirements.

Summary of the Transactions
Prior to the consummation of this offering and the organizational transactions described below, the Original ABG LLC Equity Owners are the only members of ABG LLC. ABG Inc. was incorporated as a Delaware corporation on February 1, 2016, to serve as the issuer of the Class A common stock offered hereby. ABG Inc. has not engaged in any business or other activities other than in connection with its formation and this offering.
Immediately following this offering, ABG Inc. will be a holding company and its sole material asset will be the LLC Interests it directly or indirectly purchases (including in connection with the Spyder Transactions) from ABG LLC and acquires from our Founder and through the Blocker Mergers. As the sole managing member of ABG LLC, ABG Inc. will operate and control all of the business and affairs of ABG LLC and, through ABG LLC and its subsidiaries, conduct its business. Accordingly, although ABG Inc. will have a minority economic interest in ABG LLC, ABG Inc. will have the sole voting interest in, and control the management of, ABG LLC. As a result, ABG Inc. will consolidate ABG LLC in its consolidated financial statements and will report a non-controlling interest related to the LLC Common Interests held by the Continuing ABG LLC Equity Owners on its consolidated financial statements.
In connection with the consummation of this offering:
•
we will amend and restate the sixth amended and restated limited liability company agreement of ABG LLC (effective as of the completion of this offering, the “ABG LLC Agreement”) to, among other things, (i) modify ABG LLC’s capital structure by recapitalizing all of the existing common equity interests in ABG LLC into a single class of LLC Common Interests and (ii) appoint ABG Inc. as the sole managing member of ABG LLC; see “Certain Relationships and Related Party Transactions — ABG LLC Agreement”;

•
we will amend and restate ABG Inc.’s certificate of incorporation to, among other things, provide for four classes of common stock, which we refer to collectively as our “common stock” and which are summarized in the following table:

Class of Common Stock	Votes Per Share	Economic Rights
Class A common stock	One	Yes
Class B common stock		Yes
Class C common stock	( per “as-converted” share)	Yes ( per “as-converted” share)
Class D common stock		No

our common stock will generally vote together as a single class on all matters presented to ABG Inc.’s stockholders. We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange;
•
we will issue      shares of our Class A common stock to the purchasers in this offering (or        shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us;

•
we will use all of the net proceeds from this offering (including any net proceeds received upon exercise of the underwriters’ option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus, collectively representing    % of ABG LLC’s outstanding LLC Common Interests (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
we intend to cause ABG LLC to use the net proceeds from the sale of LLC Common Interests to us as described in “Use of Proceeds,” including (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions, (ii) to repay $      million of outstanding first lien term loans (the “First Lien Term Loans”) under that certain First Lien Credit Agreement entered into on September 29, 2017, among ABG Intermediate Holdings 2 LLC (the “Borrower”), ABG Intermediate Holdings 1 LLC (“Holdings”), the lenders from time to time party thereto and Bank of America, N.A., as administrative agent and collateral agent (as amended from time to time, the “First Lien Credit Agreement” and the facilities thereunder, the “Credit Facilities”), consisting of $      million of outstanding Existing First Lien Term Loans (as defined below) and $      million of outstanding Incremental Amendment No. 5 Term Loans (as defined below), and (iii) for general corporate purposes;

•
in exchange for the Spyder Shares held directly or indirectly by the Continuing ABG LLC Equity Owners, we will issue (i)                   shares of our Class A common stock on a one-for-one basis and (ii)                   shares of our Class D common stock, which will be equal to the number of LLC Common Interests held by the Continuing ABG LLC Equity Owners upon the completion of this offering;

•
we will issue (i)                 shares of our Class B common stock to our Founder, in exchange for the LLC Common Interests directly and indirectly held by him and his affiliates, on a one-for-one basis and (ii)                 shares of our Class B common stock to our Founder, in exchange for the Spyder Shares directly and indirectly held by him and his affiliates, on a one-for-one basis;

•
we will issue                 shares of our Class B common stock to the Blocker Shareholders, in exchange for their ownership interests in the Blocker Companies, on a one-for-one basis based upon the LLC Common Interests and Spyder Shares held by such Blocker Companies;

•
ABG Inc. will receive                 Spyder Shares (all of the outstanding Spyder Shares), and ABG LLC will issue                 LLC Common Interests to ABG Spyder, Inc., in each case in connection with the Spyder Transactions;

•
we will issue                 shares of our Class C common stock to our Founder, in exchange for the LLC Profits Interests directly and indirectly held by him, on a one-for-one basis;

•
LLC Profits Interests that will remain outstanding following this offering will be economically similar to stock options. Each such LLC Profits Interest has a per unit hurdle price, which is economically similar to the exercise price of a stock option. Certain of the LLC Profits Interests will be held directly or indirectly by ABG Inc. and convertible in connection with a Founder Class C Exchange, and certain of the LLC Profits Interests will be held by the Management Profits Interests Holders and exchangeable through a Management Profits Interests Exchange;
•
the Continuing ABG LLC Equity Owners (including the SPV Lenders) will continue to own the LLC Common Interests they received in exchange for their existing membership interests in ABG LLC and will have no economic interests in ABG Inc., other than the shares of Class A common stock received by them in the Spyder Transactions, because the shares of Class D common stock that they own have no economic interests in ABG Inc. (where “economic interests” means the right to receive any distributions, dividends, or liquidation proceeds, whether cash or stock, in connection with common stock). LLC Common Interests, following this offering, will be redeemable, at the election of such members, for newly-issued shares of Class A common stock on a one-for-one basis (and their shares of Class D common stock will be surrendered to and cancelled by ABG Inc. on a one-for-one basis upon any such issuance). ABG Inc.’s board of directors, which will include directors who hold LLC Common Interests or are affiliated with holders of LLC Common Interests and may include such directors in the future, may, at its option, instead cause a cash payment to be made in an amount equal to a volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the ABG LLC Agreement;

•
ABG Inc. will enter into the Tax Receivable Agreement that will provide for the payment by ABG Inc. to the TRA Participants collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) ABG Inc. actually realizes (or, in some circumstances is deemed to realize in the case of an early termination by it, a change in control or a material breach by it of its obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) increases in the tax basis of assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Common Interests as described under “Certain Relationships and Related Party Transactions — ABG LLC Agreement — LLC Interest Redemption Rights,” (ii) federal net operating loss carryforwards (“NOLs”) and tax credits of the Blocker Companies and the unused portion of the increases in each Blocker Company's share of the tax basis in the assets of ABG LLC as a result of the Blocker Company's original acquisition of LLC Interests (collectively, the “Blocker Tax Attributes”), and (iii) certain other tax benefits related to ABG Inc.’s making payments to the TRA Participants under the Tax Receivable Agreement, and ABG Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits; and

•
ABG Inc. will enter into (i) a voting agreement (the “Voting Agreement”) with the Voting Group and (ii) a registration rights agreement (the “Registration Rights Agreement”) with certain of the Continuing ABG LLC Equity Owners who, upon the consummation of this offering, will own                 shares of ABG Inc.’s Class A common stock and                 shares of ABG Inc.’s Class D common stock, collectively representing approximately    % of the combined voting power of all of ABG Inc.’s common stock (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), the Management Profits Interests Holders and with our Founder, who, together with the Continuing ABG LLC Equity Owners, will control approximately    % of the combined voting power of all of ABG Inc.’s common stock.

Our corporate structure following this offering, as described above, is commonly referred to as an umbrella partnership-C-corporation (“Up-C”) structure, which is often used by partnerships and limited liability companies when they undertake an initial public offering of their business. The Up-C structure will allow the Continuing ABG LLC Equity Owners to retain their equity ownership in ABG LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal and most applicable state and local income tax purposes following the offering. Investors in this offering will, by contrast, hold their equity ownership in ABG Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. Similarly, the Blocker Shareholders will hold their equity ownership in ABG Inc. in the form of shares of Class B common stock, and our Founder will hold his equity ownership in ABG Inc. in the form of shares of Class B common stock and Class C common stock. One of the tax benefits to the Continuing ABG LLC Equity Owners associated with this structure is that future taxable income of ABG LLC that is allocated to the Continuing ABG LLC Equity Owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the ABG LLC level. Additionally, because the Continuing ABG LLC Equity Owners will be entitled to have their LLC Common Interests redeemed or exchanged for newly issued shares of our Class A common stock on a one-for-one basis or, at our option, for cash, the Up-C structure also provides the Continuing ABG LLC Equity Owners with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. ABG Inc. also expects to benefit from the Up-C structure because, in general, ABG Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits ABG Inc. actually realizes (or in some circumstances is deemed to have realized) arising from (i) increases in the tax basis of assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Common Interests, (ii) Blocker Tax Attributes and (iii) certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement. We expect the TRA Participants to receive 85% of the cash savings attributable to tax benefits under the terms of the Tax Receivable Agreement. The Tax Receivable Agreement is discussed in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” See “Risk Factors — Risks Related to Our Company and Our Organizational Structure.”
Certain of the organizational transactions described above, namely the Spyder Transactions, the Blocker Mergers and the exchange of LLC Interests directly and indirectly held by our Founder for shares of our Class B common stock and Class C common stock, are also expected to provide distinct tax benefits.
ABG Spyder, Inc. and its subsidiaries (the “Spyder Group”) are members of a separate corporate consolidated tax group for United States federal income tax purposes. The Spyder Transactions will result in the assets of the Spyder Group becoming part of the ABG LLC pass-through tax structure and increase ABG Inc.’s indirect ownership of LLC Common Interests. As a result, it is expected that, among other things, (i) the United States federal taxes imposed on ABG, Inc., ABG LLC and its subsidiaries, taken as a whole, will be reduced and (ii) future exchanges of LLC Interests for Class A common stock will result in ABG Inc. realizing a larger increase in the tax basis in ABG LLC’s assets, thereby potentially reducing income taxes imposed on ABG, Inc., which tax benefits may be shared with the TRA Participants pursuant to the Tax Receivable Agreement (as discussed in “Certain Relationships and Related Party Transactions — Tax Receivable Agreement”).
The current ABG LLC Agreement provides each Blocker Company with the right to undertake a Blocker Merger with ABG Inc. in connection with an initial public offering. ABG LLC anticipates that each Blocker Company will so elect because it is anticipated that this will provide the Blocker Shareholders with a better after-tax result than if the Blocker Companies continued to hold LLC Common Interests and later exchanged their LLC Common Interests for Class A common stock.
The exchange of LLC Interests directly and indirectly held by our Founder for shares of our Class B common stock and Class C common stock is expected to result in a better after-tax outcome to our Founder than if he were to remain an owner of LLC Interests following this offering and later exchange his LLC Interests for Class A common stock. This is because our Founder is a Canadian citizen subject to materially different tax considerations than the Continuing ABG LLC Equity Owners and Management Profits Interests Holders who are all US persons for United States federal income tax purposes.
For more information regarding our structure after the completion of the Transactions, including this offering, see “The Transactions.”
See “Description of Capital Stock” for more information about our certificate of incorporation and the terms of the common stock.
See “Certain Relationships and Related Party Transactions” for more information about:
•
the ABG LLC Agreement, including the terms of the LLC Interests and the redemption right of the Continuing ABG LLC Equity Owners;

•
the Tax Receivable Agreement;

•
the Registration Rights Agreement; and

•
the Voting Agreement.

Ownership of Economic Interests
Upon completion of the Transactions, including this offering, and assuming an initial offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering size of $      million, the economic interests in ABG Inc. owned by investors in this offering and the Original ABG LLC Equity Owners will be as follows:
	ABG Inc. Basic		Fully Converted Basic		Fully Converted Diluted
	Shares of Common Stock(1)	Economic Interest	Shares of Common Stock(2)	Economic Interest	Shares of Common Stock(3)	Economic Interest
Shareholders of ABG Inc.
Investors in this offering
Founder
Blocker Shareholders
Continuing ABG LLC Equity Owners
Sub-Total
Members of ABG LLC
Continuing ABG LLC Equity Owners	—	—
Management Profits Interests Holders	—	—
Sub-Total	—	—
Total

(1)
Reflects the number of shares of Class A common stock, Class B common stock and/or Class C common stock held. The economic rights of the Class C common stock held by our Founder are measured on an “as-converted” basis based on the shares of Class A common stock that our Founder would receive for such shares of Class C common stock through a Founder Class C Exchange based on the assumed initial offering price. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering would be                 .

(2)
Assumes the exchange of all outstanding LLC Common Interests for shares of our Class A common stock on a one-for-one basis.

(3)
Reflects the number of shares of our Class A common stock and Class B common stock that would be outstanding if: (i) all LLC Common Interests were exchanged for shares of our Class A common stock on a one-for-one basis, (ii) all shares of our Class C common stock were converted into Class A common stock in connection with Founder Class C Exchanges based on the assumed initial offering price and (iii) all vested LLC Profits Interests held by Management Profits Interests Holders were exchanged for Class A common stock based on the assumed initial offering price.

The economic rights in ABG Inc. owned by our Founder, as a shareholder of ABG Inc., and the Management Profits Interests Holders, as members of ABG LLC, as reflected in the table above will vary depending on, among other things, the satisfaction of certain performance-based vesting conditions and the extent to which the LLC Profits Interests are “in the money.” The following tables summarize the LLC Profits Interests and their applicable performance-based vesting conditions:

		ABG LLC	ABG Inc.
	Weighted Average Per-Unit	Basic	Fully Converted Diluted	Fully Converted Diluted
	Hurdle Price(1)	Interests(2)	Shares(3)	Shares(4)
LLC Profits Interests held by ABG Inc.
		ABG LLC	ABG Inc.
	Weighted Average Per-Unit	Basic	Fully Converted Diluted	Fully Converted Diluted
	Hurdle Price(5)	Interests(6)	Shares(7)	Shares(8)
LLC Profits Interests held by Management Profits Interests Holders

(1)
Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). In connection with a Founder Class C Exchange, LLC Profits Interests that are held directly or indirectly by ABG Inc. are exchanged for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock that our Founder receives for Class C common stock in such Founder Class C Exchange.

(2)
Reflects the number of outstanding LLC Profits Interests.

(3)
Reflects the number of shares of Class A common stock that could be issued to our Founder in a Founder Class C Exchange, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

(4)
Reflects the number of shares of Class A common stock that would be issued to our Founder if all shares of Class C common stock were converted into shares of Class A common stock on a one-for-one basis (regardless of the in-the-money value applicable to the LLC Profits Interests held directly or indirectly by ABG Inc.)

(5)
Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). Each LLC Profits Interest that is held by a Management Profits Interests Holder will be exchangeable by its holder into a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.

(6)
Reflects the number of outstanding LLC Profits Interests.

(7)
Reflects the number of shares of Class A common stock that would be issued to Management Profits Interests Holders if all LLC Profits Interests held by the Management Profits Interests Holders were exchanged for Class A common stock in respect of their in-the-money value, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

(8)
Reflects the number of shares of Class A common stock that would be issued to Management Profits Interests Holders if all LLC Profits Interests held by the Management Profits Interests Holders were exchanged into Class A common stock on a one-for-one basis (regardless of their in-the-money value).

For illustrative purposes only, the following table shows how the number of economic interests in ABG Inc. would vary at various initial public offering prices and future trading prices per share of our Class A common stock after the completion of this offering. Because the economic rights of the Class C common stock held by our Founder are measured on an “as-converted” basis based on the shares of Class A common stock that our Founder would receive for such shares of Class C common stock in connection with a Founder Class C Exchange, his Class C holdings are reflected on an “as-converted” basis in each of the below columns:
	ABG Inc. Basic	Fully Converted Basic	Fully Converted Diluted
Hypothetical Price Per Share of Class A Common Stock	Shares(1)	Shares(2)	Shares(3)
$
$
$
$
$
$
$
$
$

(1)
Reflects the number of shares of Class A common stock, Class B common stock and Class C common stock then outstanding.

(2)
Reflects the number of shares of Class A common stock, Class B common stock and Class C common stock that would be outstanding if all LLC Common Interests were exchanged for shares of our Class A common stock.

(3)
Reflects the number of shares of our Class A common stock, Class B common stock and Class C common stock that would be outstanding if (i) all LLC Common Interests were exchanged for shares of our Class A common stock and (ii) all LLC Profits Interests were exchanged for Class A common stock in respect of their in-the-money value at such hypothetical price per share.

Ownership of Voting Rights
Upon completion of the Transactions, including this offering, and assuming an initial offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), and an offering size of $      million, the combined voting power in ABG Inc. will be as follows:
	No Option Exercise by the Underwriters	Full Option Exercise by the Underwriters
	Votes	Votes
	Total %	Total %
Investors in this offering	%	%
Founder	%	%
Blocker Shareholders	%	%
Continuing ABG LLC Equity Owners	%	%
Total	%	%
The following table sets forth the voting rights applicable to the common stock holdings of the various stockholders of ABG Inc. included in the table above:
	Shares				Votes
	Class A(1)	Class B	Class C(2)	Class D	Total	%
Investors in this offering						%
Founder						%
Blocker Shareholders						%
Continuing ABG LLC Equity Owners						%
Total						%

(1)
If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering, and in the table above, would be                 .

(2)
The voting power of shares of Class C common stock immediately following the Transactions will vary depending on the initial public offering price in this offering (and thereafter, depending on the future trading price of our Class A common stock). Each share of Class C common stock is convertible into shares of Class A common stock and will entitle its holder to a number of votes, on all matters presented to our stockholders generally, equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date on all matters presented to our stockholders generally. An increase in the assumed initial public offering price (or future trading price of our Class A common stock) would result in an increase in the number of shares of Class A common stock that would be issued in the event of a conversion from Class C common stock to Class A common stock, and in turn, an increase in the voting power of shares of our Class C common stock. In contrast, a decrease in the assumed initial public offering price (or future trading price of our Class A common stock) would result in a decrease in the number of shares of Class A common stock that would be issued in the event of a conversion from Class C common stock to Class A common stock, and in turn, a decrease in the voting power of shares of our Class C common stock. Such resulting increase or decrease will depend in large part on the per unit hurdle prices applicable to the LLC Profits Interests that will be held directly or indirectly by ABG Inc. following the Transactions.

For illustrative purposes only, the table below sets forth the voting power of the outstanding shares of Class C common stock, all of which are held by our Founder, immediately following the Transactions (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock), at various initial public offering prices. For illustrative purposes, we have assumed that (i) the number of shares of Class A common stock, Class B common stock and Class D common stock issued to investors in this offering and to our Founder, the Blocker Shareholders and the Continuing ABG LLC Equity Owners, as applicable, in connection with the Transactions will remain the same regardless of the initial price offering price in this offering, (ii) the number of shares of Class C common stock issued to our Founder in connection with the Transactions will remain the same regardless of the initial public offering price in this offering and (iii) all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the closing of this offering. We do not expect the performance-based vesting conditions applicable to certain of the LLC Profits Interests (as described below) to be satisfied in connection with this offering; however, such conditions may be satisfied if the future trading price of our Class A common stock meets or exceeds certain thresholds.
Assumed IPO Price	Class C Shares Held by our Founder	Class A Shares Issuable if All Class C Shares Were to Convert	Voting Power of Class C Shares
$			%
$			%
$			%
$			%
$			%
$			%
$			%
$			%
$			%
For illustrative purposes only, the table below also sets forth the voting power of the shares of Class C common stock held by our Founder following the Transactions, at various hypothetical future trading prices per share of our Class A common stock that correspond to the three performance-based vesting thresholds of $80.00, $104.00, and $120.00 per share of Class A common stock that are described in further detail in “Prospectus Summary — Securities Outstanding

at Assumed Offering Price and at Future Trading Prices.” For illustrative purposes, we have assumed that (i) a total of          shares of common stock are outstanding immediately after this offering and at the time each of the three performance-based vesting thresholds is met, in each case consisting of          shares of Class A common stock,          shares of Class B common stock,           shares of Class C common stock and          shares of Class D common stock and (ii) all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the time each of the three performance-based vesting thresholds is met.
Hypothetical Trading Price Per Share	Class C Shares Held by our Founder	Class A Shares Issuable if All Class C Shares Were to Convert	Voting Power of Class C Shares
$80.00			%
$104.00			%
$120.00			%
The following diagram depicts ABG LLC’s organizational structure prior to the Transactions, including this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within ABG LLC’s organization.

(1)
In connection with the Transactions, ABG Inc. will acquire the Blocker Companies pursuant to a series of mergers.

(2)
The Management Profits Interests Holders, who are not reflected in the diagram for simplicity, indirectly hold LLC Profits Interests through two holding companies, ABG Executive Equity Holdco LLC and ABG Management Equity Holdco LLC.

(3)
ABG Spyder, Inc. is held indirectly by ABG LLC. The direct holder is not reflected in the diagram for simplicity.

(4)
ABG LLC’s Operating Subsidiaries include certain non-wholly owned subsidiaries, including certain joint ventures.

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming (i) an initial public offering share price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organization.

(1)
The Management Profits Interests Holders hold             LLC Profits Interests, representing a     % economic interest in ABG LLC. Such LLC Profits Interests may be exchanged for        shares of Class A common stock based on an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus). Assuming such exchange of LLC Profits Interests for        shares of Class A common stock, the Management Profits Interests Holders would hold a     % economic interest in ABG Inc., and the economic and voting interests in ABG Inc. of the other shareholders as reflected in this diagram would be reduced.

(2)
Our Operating Subsidiaries include certain non-wholly owned subsidiaries, including certain joint ventures. As a result, ABG Inc. will record a significant non-controlling interest related to the ownership interests in such subsidiaries that are held by third parties.

Our Corporate Information
ABG Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on February 1, 2016. Our corporate headquarters are located at 1411 Broadway, 21st Floor, New York, New York 10018. Our telephone number is (212) 760-2410. Our principal website address is www.authenticbrandsgroup.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise generally applicable to public companies. These provisions include:
•
we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our Chief Executive Officer’s compensation to our median employee compensation.

We may choose to take advantage of some but not all of these reduced burdens. For example, we have elected to take advantage of reduced disclosure obligations with respect to financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure and with respect to disclosure regarding our executive compensation arrangements. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies. See “Risk Factors — Risks Related to This Offering and Ownership of Our Class A Common Stock — Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.”
We may take advantage of these provisions until such time that we are no longer an emerging growth company. We will continue to qualify as an emerging growth company until the earliest of:
•
the last day of our fiscal year following the fifth anniversary of the date of our initial public offering;

•
the last day of our fiscal year in which have annual gross revenues of $1.07 billion or more;

•
the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•
the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as we (1) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed second quarter, (2) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (3) have filed at least one annual report pursuant to the Exchange Act.

In addition, Section 107 of the JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

The Offering
Issuer
Authentic Brands Group Inc.
Class A common stock offered by us
         shares (or         shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Underwriters’ option to purchase additional shares of Class A common stock from us shares.
Class A common stock to be outstanding after this
offering
         shares (or          shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), all of which will be owned by the investors in this offering and the Continuing ABG LLC Equity Owners.
Class B common stock to be outstanding after this
offering
shares, all of which will be owned by our Founder and the Blocker Shareholders.
Class C common stock to be outstanding after this
offering
         shares, all of which will be owned by our Founder.
Class D common stock to be outstanding after this
offering
         shares, all of which will be owned by the Continuing ABG LLC Equity Owners.
Voting rights
Holders of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law.
Each share of Class A common stock will entitle its holder to one vote, representing an aggregate of approximately    % of the combined voting power of our outstanding common stock upon the completion of this offering (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Each share of Class B common stock will entitle its holder to    votes on all matters presented to our stockholders generally, representing an aggregate of approximately    % of the combined voting power of our outstanding common stock upon the completion of this offering (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Each share of Class C common stock will entitle its holder to, on all matters presented to our stockholders generally, a number of votes equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date on all matters presented to our stockholders generally, representing an aggregate of approximately    % of the combined voting power of our outstanding common stock upon the completion of this offering, assuming an

initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Each share of Class D common stock will entitle its holder to    votes on all matters presented to our stockholders generally, representing an aggregate of approximately    % of the combined voting power of our outstanding common stock upon the completion of this offering (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
See “Description of Capital Stock.”
Voting power held by purchasers in this offering
     % (or      %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting power held by our Founder, the Blocker Shareholders and the Continuing ABG LLC Equity Owners
     % (or      %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock, Class B common stock, Class C common stock and Class D common stock to LLC Common Interests and LLC Profits Interests
ABG Inc.’s amended and restated certificate of incorporation and the ABG LLC Agreement will provide that (i) ABG Inc. at all times maintain a ratio of (x) one LLC Common Interest owned directly or indirectly by ABG Inc. or ABG Spyder, Inc. for each share of Class A common stock or Class B common stock issued by ABG Inc. and (y) one LLC Profits Interest owned directly or indirectly by ABG Inc. for each share of Class C common stock issued by ABG Inc. (in each case, subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) ABG LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by ABG Inc. and the number of LLC Common Interests owned directly or indirectly by ABG Inc. and ABG Spyder, Inc., (y) a one-to-one ratio between the number of shares of Class C common stock issued by ABG Inc. and the number of LLC Profits Interests owned directly or indirectly by ABG Inc. and (z) a one-to-one ratio between the number of shares of Class D common stock owned by the Continuing ABG LLC Equity Owners and the number of LLC Common Interests owned by the Continuing ABG LLC Equity Owners. The Continuing ABG LLC Equity Owners will own all of ABG Inc.’s outstanding Class D common stock.
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions, but before estimated offering expenses, will be approximately $      (or approximately $      if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming the shares are offered at $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

We intend to use the net proceeds that we receive from this offering to purchase               newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus.
We intend to cause ABG LLC to use such proceeds as follows: (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions, (ii) to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans and (iii) for general corporate purposes. See “Use of Proceeds.”
Redemption rights
The Continuing ABG LLC Equity Owners, from time to time following the offering may require ABG LLC to redeem or exchange all or a portion of their LLC Common Interests for newly-issued shares of Class A common stock on a one-for-one basis. ABG Inc.’s board of directors, which will include directors who hold LLC Common Interests or are affiliated with holders of LLC Common Interests and may include such directors in the future, may, at its option, instead cause a cash payment to be paid in an amount equal to the volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the ABG LLC Agreement. See “Certain Relationships and Related Party Transactions — ABG LLC Agreement.” In connection with each such exchange, a corresponding number of shares of Class D common stock held by such Continuing ABG LLC Equity Owner will be surrendered to and cancelled by ABG Inc.
The Management Profits Interests Holders will have the right, from time to time, subject to certain restrictions, to cause ABG LLC to exchange each of their vested LLC Profits Interests for a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.
Registration Rights
Agreement
Pursuant to the Registration Rights Agreement, ABG Inc. will, subject to the terms and conditions thereof, agree to register the resale of the shares of Class A common stock that are (i) held by certain of the Continuing ABG LLC Equity Owners, (ii) issuable to such Continuing ABG LLC Equity Owners and certain of the Management Profits Interests Holders upon redemption or exchange of their LLC Interests and (iii) issuable to our Founder in connection with any Founder Class C Exchange. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

Reserved share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to    % of the shares of our Class A common stock offered by this prospectus for sale to some of our directors, officers and certain employees and other parties with a connection to the Company through a reserved share program (the “Reserved Share Program”). We will offer these shares to the extent permitted under applicable regulations. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares. See “Underwriting (Conflicts of Interest) — Reserved Shares.”
Controlled company
Following this offering we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE. See “Management —  Corporate Governance.”
Dividend policy
We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock, Class B common stock or Class C common stock. Any future determination to pay dividends to holders of Class A common stock, Class B common stock or Class C common stock will be at the discretion of ABG Inc.’s board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in debt agreements and other factors that ABG Inc.’s board of directors deems relevant. ABG Inc. is a holding company, and substantially all of its operations are carried out by ABG LLC and its subsidiaries. Additionally, under the terms of the Credit Facilities, ABG LLC is subject to limitations on its ability to pay cash dividends. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or of our subsidiaries. Following this offering and subject to funds being legally available, we intend to cause ABG LLC to make distributions to each of its members, including ABG Inc., in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow ABG Inc. to make payments under the Tax Receivable Agreement. In addition, ABG LLC will make non-pro rata payments to ABG Inc. to reimburse ABG Inc. for corporate andother overhead expenses. See “Dividend Policy.”
Tax Receivable Agreement
ABG Inc. will enter into the Tax Receivable Agreement with ABG LLC and the TRA Participants that will provide for the payment by ABG Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that ABG Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of ABG LLC resulting from any redemptions or exchanges of LLC Interests described above under “— The Offering — Redemption rights of holders of LLC Common Interests,” (ii) Blocker Tax Attributes, and (iii) certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with future redemptions or exchanges of all remaining LLC Interests not owned directly or indirectly by ABG Inc. pursuant to the ABG LLC Agreement as described above, the Blocker Tax Attributes, and certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement would aggregate to approximately $      over 20 years from the date of this offering based on the assumed initial public offering price of $      per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay the TRA Participants approximately 85% of such amount, or approximately $      , over the 20-year period from the date of this offering. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering (including the use of proceeds to us therefrom), based on the assumed initial public offering price of $      per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, we estimate that we would be required to pay the TRA Participants approximately $      in the aggregate under the Tax Receivable Agreement. ABG Inc. will retain the benefit of the remaining 15% of these net cash savings under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
Risk factors
Investing in shares of our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 41 of this prospectus for a discussion of factors you should carefully consider before investing in shares of our Class A common stock.
Conflicts of interest
Certain of the underwriters and/or their affiliates are lenders under our First Lien Credit Agreement and, as such, may receive a portion of the net proceeds from this offering that are used to repay the First Lien Term Loans. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”
Proposed NYSE symbol
“AUTH.”
The number of shares of our Class A common stock to be outstanding after this offering is based on the membership interests of ABG LLC outstanding as of                 , 2021, and excludes:
•
shares of Class A common stock reserved for future issuance under our 2021 Incentive Award Plan (the “Incentive Award Plan”) as described in “Executive Compensation — New Incentive Plan and Compensation Arrangements,” which will become effective in connection with this offering (and which excludes any potential annual evergreen increases pursuant to the terms of the Incentive Award Plan);

•
shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Common Interests by the Continuing ABG LLC Equity Owners as described in “Certain Relationships and Related Party Transactions — ABG LLC Agreement;”

•
shares of Class A common stock reserved as of the closing date of this offering for future issuance upon Founder Class C Exchanges relating to LLC Profits Interests that will remain outstanding with a weighted average per unit hurdle price of $      ; and

•
shares of Class A common stock reserved as of the closing date of this offering for future issuance upon Management Profits Interests Exchanges with respect to LLC Profits Interests that will remain outstanding with a weighted average per unit hurdle price of $      .

Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $      per share (the midpoint of the price range set forth on the cover page of this prospectus).
Unless otherwise indicated, this prospectus assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
Securities Outstanding at Assumed Offering Price and at Future Trading Prices
The number of shares of Class A common stock issuable in connection with a Founder Class C Exchange and a Management Profits Interests Exchange immediately following the Transactions will vary, depending on the initial public offering price in this offering (and thereafter, depending on the future trading price of our Class A common stock). An increase in the assumed initial public offering price (or future trading price of our Class A common stock) would result in an increase in the number of shares of Class A common stock issuable in connection with each of a Founder Class C Exchange and a Management Profits Interests Exchange, while a decrease in the assumed initial public offering price (or future trading price of our Class A common stock) would result in a decrease in the number of shares of Class A common stock issuable in connection with each of a Founder Class C Exchange and a Management Profits Interests Exchange. Such resulting increase or decrease will depend in part on the per unit hurdle prices applicable to the LLC Profits Interests.
For illustrative purposes only, the table below sets forth the number of shares of Class A common stock issuable in connection with such exchanges immediately following the Transactions (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock), at various initial public offering prices. For illustrative purposes, we have assumed that all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the closing of this offering. We do not expect the performance-based vesting conditions applicable to certain of the LLC Profits Interests (as described below) to be satisfied in connection with this offering; however, such conditions may be satisfied if the future trading price of our Class A common stock meets or exceeds certain thresholds.
Assumed IPO Price	Class A Issuable in this Offering and the Transactions	Class A Issuable in Founder Class C Exchanges and Management Profits Interests Exchanges	Total Class A Issuable	Percentage of Total Class A Issuable Attributable to Founder Class C Exchanges and Management Profits Interests Exchanges
$				%
$				%
$				%
$				%
$				%
$				%
$				%
$				%
$				%

Following this offering, certain of the outstanding LLC Profits Interests will be subject to performance-based vesting conditions, vesting in three equal tranches based on the average closing trading price of our Class A common stock on the NYSE over a period of twenty-five consecutive trading days meeting thresholds of $80.00 per share, $104.00 per share and $120.00 per share. For illustrative purposes only, the table below sets forth the number of shares of Class A common stock issuable in connection with a Founder Class C Exchange and a Management Profits Interests Exchange following the Transactions, at various hypothetical future trading prices per share of our Class A common stock that correspond to the three performance-based vesting thresholds. Each hypothetical future trading price set forth in the table below reflects the average closing trading price of our Class A common stock on the NYSE over a period of twenty-five consecutive trading days. For illustrative purposes, we have assumed that all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the time each of the three performance-based vesting thresholds is met.
Hypothetical Trading Price Per Share	Class A Issuable in this Offering and the Transactions	Class A Issuable in Founder Class C Exchanges and Management Profits Interests Exchanges	Total Class A Issuable	Percentage of Total Class A Issuable Attributable to Founder Class C Exchanges and Management Profits Interests Exchanges
$80.00				%
$104.00				%
$120.00				%

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the summary historical consolidated financial and other data for Authentic Brands Group LLC and its subsidiaries. Authentic Brands Group LLC is the predecessor of the issuer, Authentic Brands Group Inc., for financial reporting purposes. The summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 2020 are derived from the audited consolidated financial statements of Authentic Brands Group LLC and its subsidiaries contained herein. The summary consolidated statement of operations data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021, are derived from the unaudited consolidated financial statements of Authentic Brands Group LLC and its subsidiaries contained herein. In our opinion, the unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial information.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.
The summary unaudited pro forma consolidated financial data of Authentic Brands Group Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma financial data for the year ended December 31, 2020 and as of and for the three months ended March 31, 2021 give effect to the Transactions as described in “The Transactions,” including this offering, as well as certain other items described therein, including the 2020 F21 and JCP Acquisitions, as if all such transactions had occurred on January 1, 2020, in the case of the summary unaudited pro forma consolidated statements of operations data, and as of March 31, 2021, in the case of the summary unaudited pro forma consolidated balance sheet data. The unaudited pro forma financial data include various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had this offering and related transactions taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.
The summary historical consolidated financial and other data of Authentic Brands Group Inc. have not been presented, as Authentic Brands Group Inc. has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(1)
(in thousands, except share and per share data)	Year ended December 31,		Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2019	2020	2020	2021	2020	2021
Consolidated statement of operations data:
Revenue
Licensing revenue	$469,281	$471,340	$117,361	$153,299	$—	$—
Commission and other income	11,107	17,602	3,180	6,804
Total revenue	480,388	488,942	120,541	160,103
Costs and operating expenses
Payroll and consulting	78,956	79,560	17,124	24,484
Marketing direct costs	24,037	24,427	2,119	4,380

	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(1)
(in thousands, except share and per share data)	Year ended December 31,		Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2019	2020	2020	2021	2020	2021
General and administrative expenses	$39,408	$33,464	$8,310	$8,950
Impairment of trademarks	4,742	43,447	—	—
Revaluation of contingent consideration related to acquisitions	1,259	(2,918)	266	157
Write off of intangible assets	113	—	—	—
Depreciation and amortization	9,854	8,758	1,989	2,581
Total costs and operating expenses	158,369	186,738	29,808	40,552
Operating income	322,019	302,204	90,733	119,551
Other income (expense)
Loss on modification and extinguishment of loan	—	(5,643)	(5,011)	(253)
Interest expense	(120,717)	(93,258)	(23,543)	(22,912)
Interest income	768	2,589	207	934
Unrealized gain (loss) on investments	(3,783)	1,368	(824)	1,015
Realized gain (loss) on sale of investments	(93,877)	656	—	766
Gain from Tilray amendment	—	37,148	37,148	—
Other income, net	2,720	14,803	2,942	1,356
Income before income taxes and equity in net income (share in losses) of investments accounted under the equity method	107,130	259,867	101,652	100,457
Income tax expense	18,738	26,774	4,923	6,489
Equity in net income (share in losses) of investments accounted under the equity method	8,142	(7,820)	(35,927)	200,967
Net income	96,534	225,273	60,802	294,935
Net income attributable to non-controlling interests	24,053	14,274	6,600	16,791
Net income attributable to ABG LLC	$72,481	$210,999	$54,202	$278,144	$	$
Pro forma net income per share data (unaudited)(2):
Pro forma weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding:
Basic
Diluted

	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(1)
(in thousands, except share and per share data)	Year ended December 31,		Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2019	2020	2020	2021	2020	2021
Pro forma net income available to Class A common stock, Class B common stock and Class C common stock per share:
Basic					$—	$—
Diluted					$—	$—
	Historical Authentic Brands Group LLC	Pro Forma Authentic Brands Group Inc.(1)
(in thousands)	As of March 31, 2021
Consolidated balance sheet data:
Cash and cash equivalents	$457,318	$
Total assets	3,234,841
Total liabilities	2,289,470
Non-controlling interest in ABG LLC subsidiaries(3)	22,008
Non-controlling interest in ABG LLC(4)	282,414
ABG LLC members’/ABG Inc. stockholders’ equity	640,949
	Year ended December 31,		Three months ended March 31,
(in thousands)	2019	2020	2020	2021
Consolidated statement of cash flows data:
Net cash provided by operating activities	$249,855	$281,426	$71,945	$110,452
Net cash (used in) provided by investing activities	(172,254)	(297,898)	(100,079)	48,797
Net cash (used in) provided by financing activities	(65,432)	176,335	102,809	45,347
	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(1)
	Year ended December 31,		Three months ended March 31,		Year ended December 31,		Three months ended March 31,
(dollar amounts in thousands)	2019	2020	2020	2021	2020		2021
Other data:
Adjusted EBITDA(5)	$352,440	$373,347	$94,739	$120,496	$		$
Adjusted EBITDA Margin(5)	73%	76%	79%	75%		%		%
Capital Expenditures	$6,176	$12,323	$9,341	$208	$		$
Adjusted Free Cash Flow(5)	$346,264	$361,024	$85,398	$120,288	$		$
Adjusted Free Cash Flow Conversion(5)	98%	97%	90%	100%		%		%
Adjusted Net Income(5)

(1)
Pro forma figures give effect to the Transactions, including the offering and sale of

  shares of Class A common stock in this offering at an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, as well as certain other items, including the 2020 F21 and JCP Acquisitions. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.
(2)
See Note 6 to the unaudited pro forma consolidated statements of operations in “Unaudited Pro Forma Consolidated Financial Information” for the computations of the pro forma weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding.

(3)
This represents the combined balance of all non-controlling interests in ABG LLC subsidiaries, which are presented separately in the consolidated balance sheet as redeemable controlling interests and non-controlling interests for accounting purposes.

(4)
Upon completion of the Transactions, we will become the sole managing member of ABG LLC. Although we will have a minority economic interest in ABG LLC, we will have the sole voting interest in, and control the management of, ABG LLC. As a result, we will consolidate the financial results of ABG LLC and will report a non-controlling interest related to the LLC Common Interests held by the Continuing ABG LLC Owners on our consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information.”

(5)
See “Non-GAAP Financial Measures” for definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Net Income. EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and by analysts, investors and other interested parties to evaluate companies in our industry. Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are also included in this prospectus because management believes they are useful measures of liquidity and are an additional basis for assessing our ability to generate cash.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Net Income are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as a measure of financial performance or net cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. These measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted Net Income. These measures are also not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Net Income. Our measures of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Net Income are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

A reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted Net Income is set forth below:
	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(a)
	Year ended December 31,		Three months ended March 31,		Year ended December 31,	Three months ended March 31,
(in thousands)	2019	2020	2020	2021	2020	2021
Net income	$96,534	$225,273	$60,802	$294,935	$	$
Add (Deduct):
Income tax expense	18,738	26,774	4,923	6,489
Depreciation and amortization	9,854	8,758	1,989	2,581
Interest expense, net	119,949	90,669	23,336	21,978
EBITDA	$245,075	$351,474	$91,050	$325,983	$	$
Other adjustments:
Income attributable to non-controlling interest	(24,053)	(14,274)	(6,600)	(16,791)
Income attributable to non-controlling interest – Noncash(b)	—	(15,137)	—	—
Deferred compensation and share-based compensation(c)	26,604	30,494	7,195	12,333
Impairment of trademarks	4,742	43,447	—	—
(Equity income)/share in losses of OpCo investees – Noncash(d)	(2,673)	17,177	37,009	(199,704)
Unrealized loss (gain) on investments	2,389	(1,368)	824	(1,015)
Realized loss (gain) on sale of investments(e)	93,877	(656)	—	(766)
Financing related adjustments:
Financing costs, loan modification fees and loss on extinguishment of loans(f)	2,027	5,643	5,011	253
Gain from Tilray amendment(e)	—	(37,148)	(37,148)	—
Others(g)	4,452	(6,305)	(2,602)	203
Adjusted EBITDA	$352,440	$373,347	$94,739	$120,496	$	$
Add (Deduct):
Depreciation and amortization
Interest expense, net
Income tax benefit (expense), adjusted(h)
Cash income tax benefit from amortization of IP and other intangibles(i)
Adjusted Net Income					$	$

(a)
Pro forma figures give effect to the Transactions, including this offering, as well as certain other items, including the 2020 F21 and JCP Acquisitions. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(b)
This relates to a portion of the impairment expenses included in the determination of the net income attributable to non-controlling interest for accounting purposes. These are non-cash in nature and are included in the determination of Adjusted EBITDA.

(c)
These expenses represent the non-cash expense related to the vesting of the profits interests and notional units granted to certain employees of the Company, determined based on the estimated grant date fair value of the profits interests and the latest estimated fair value of the notional units.

(d)
This relates to our Equity income or share in losses in SPARC and F21 Holdings LLC (“F21 Holdings”), who are also our licensing partners, and Copper Retail. We are not actively involved in the management of these affiliates and have no control over the terms or amount of their cash distributions. Equity in net income or share in losses of these affiliates are generally deemed as non-cash and are excluded from our determination of Adjusted EBITDA. We only consider actual cash distributions received from these investees as a performance metric.

(e)
The realized loss on sale of investments in 2019 relates to the losses on the sale of equity securities received as part of a Profit Participation Agreement with Tilray. Upon receipt of these equity securities, these were recorded as part of the profit participation liability and were not recognized in our consolidated statement of operations and in our view, the losses are not directly attributable to our operations. The gain on write off of the profit participation liability is a consequence of the amendment of the agreement in 2020, whereby the repayable portion of the liability has been extinguished. Similarly, the recognition of this liability in 2019 did not impact our consolidated statement of operations and in our view, the gain is not directly attributable to our operations. See further discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(f)
These expenses relate to costs incurred as part of our capital raising activities or the refinancing of our term loans and are not directly attributable to our operations.

(g)
Others consists of non-cash impairment of leases and gain on settlement of lease agreement. It also includes income and expense items that are non-recurring in nature and are not considered directly attributable to our operations such as facility exit costs incurred as a result of an acquisition, lease expense related to a facility not used in operations, costs incurred related to the Profit Participation Agreement with Tilray, brand acquisition costs and income where proceeds were used to fund an acquisition and was not available to fund operations.

(h)
Income tax benefit (expense) as recalculated to reflect the other adjustments used to calculate Adjusted Net Income.

(i)
This relates to the reduction of our income tax liability related to the amortization of IP and other intangibles but is not reflected in our income tax expense due to the offsetting impact of the related deferred tax expense.

A reconciliation of Net cash provided by operating activities to Adjusted Free Cash Flow is set forth below:
	Historical Authentic Brands Group LLC				Pro Forma Authentic Brands Group Inc.(a)
	Years ended December 31,		Three months ended March 31,		Year ended December 31,	Three months ended March 31,
	2019	2020	2020	2021	2020	2021
Net cash provided by operating activities	$249,855	$281,426	$71,945	$110,452	$	$
Add (Deduct):
Income tax expense, excluding non-cash items	25,291	20,166	8,173	8,178
Interest expense, net, excluding non-cash items	114,382	79,356	22,170	19,851
Income attributable to non-controlling interest(b)	(24,053)	(14,274)	(6,600)	(16,791)
Income attributable to non-controlling interest – Non-cash(b)	—	(15,137)	—	—
Changes in operating assets and liabilities(c)	(12,508)	25,458	1,567	12,055
Lease incentive received from landlord(d)	—	(6,708)	—	—
Payment of contingent consideration related to an acquisition(d)	—	3,170	—	—
Transactions related to investees accounted under equity method(e)	(194)	79	847	(13,475)
Others(f)	(333)	(189)	(3,363)	226
Adjusted EBITDA	352,440	373,347	94,739	120,496
Less: Capital Expenditure	6,176	12,323	9,341	208
Adjusted Free Cash Flow	$346,264	$361,024	$85,398	$120,288	$	$

(a)
Pro forma figures give effect to the Transactions, including this offering, as well as certain other items, including the 2020 F21 and JCP Acquisitions. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(b)
Income attributable to non-controlling interest is included as an adjustment in our determination of Adjusted EBITDA and Adjusted Free Cash Flow to exclude cash flow from operations that is distributable to non-controlling interest owners. In addition, the non-cash portion relates to a portion of the impairment expenses included in the determination of the net income attributable to the non-controlling interest for accounting purposes. These are non-cash in nature.

(c)
Changes in operating assets and liabilities are included in the determination of net cash provided by operating activities but represent balance sheet movements and are not included in the determination of net income. These are non-cash in nature.

(d)
These adjustments relate to cash flows that are investing in nature and are included in the determination net cash provided by operating activities under GAAP but but not in the determination of net income.

(e)
This relates to equity in net income of investees that is included as part of our performance metrics and deducted in the calculation of net cash provided by operating activities under GAAP. Such equity in net income of investees is added back to determine Adjusted EBITDA and is presented net of distributions received from the investees. In addition, this also includes distributions from other investees that are non-recurring in nature and are not directly related to such other investees’ operations.

(f)
Others consists of income and expense items that are non-recurring in nature and are not considered directly attributable to our operations such as facility exit costs incurred as a result of an acquisition, lease expense related to a facility not used in operations, costs incurred related to the Profit Participation Agreement with Tilray, brand acquisition costs and income where proceeds were used to fund an acquisition and was not available to fund operations.

RISK FACTORS
You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could materially decline, and you may lose all or part of your investment.
Risks Related to Our Business
Our business is dependent on continued market acceptance of our brands and could be harmed if we are unable to maintain the positive reputation of our brands.
We believe our success to date has been due in large part to the growth of our brands’ awareness and consumers’ connection to our brands. The industries in which we compete, including the apparel industry, are subject to rapidly evolving trends and competition. In addition, consumer tastes change rapidly, and if we or our licensees are unable to timely and appropriately respond to these changes (whether by keeping pace with developments in technology for marketing and content development, or otherwise) and offer products that appeal to the changing needs and preferences of consumers, the value of our brands may be impaired. Responding to changing preferences and developing new products requires high levels of innovation, and the development process is often lengthy and costly. Even if we and our licensees react to changes in consumer preferences in a timely manner, consumers may consider our brands’ images to be outdated or associate our brands with styles that are no longer popular. These changes in consumer preferences could result in declining sales of licensees’ products and reduce the value of our brands, thereby materially negatively impacting our financial results.
As part of our business strategy, we have also obtained certain IP and NIL rights of recognized celebrities, including Marilyn Monroe, Elvis Presley, Muhammad Ali, Shaquille O’Neal, Julius Erving (Dr. J) and Greg Norman, and grant licenses to our licensees to manufacture, produce and sell products and content featuring these celebrities. The image, reputation and popularity of such celebrities are important factors to our success. Our licensees’ sales and the value of NIL rights and trademarks could be negatively affected if any of those individuals’ images, reputations or popularity were to be negatively impacted by past or future actions of those particular individuals, or by the actions of third parties over which we do not exercise control. In addition, our licensees have sponsorship contracts with a number of celebrities and feature those individuals in advertising and marketing efforts. Actions taken by individuals associated with our licensees’ products could harm our brands’ or our licensees’ reputations. Brand value is also based in part on consumer perceptions of a variety of other factors, including merchandise quality and corporate integrity. Negative claims or publicity regarding us, our brands, the celebrities behind our brands, or our licensees’ products, could adversely affect the reputation of our brands and licensees’ sales regardless of whether such claims are accurate.
In particular, we rely on social media as one of our marketing strategies to promote the value and reputation of our brands. Use of social media platforms by third parties provides access to a broad audience of consumers and other interested parties, which can magnify the risks related to negative publicity. For example, any bad, controversial or otherwise offending behavior by any of our paid spokespeople or other persons associated with our brands (whether paid or unpaid, and whether there is any current affiliation with such persons) could negatively impact our brands or the perception of such branded products in the marketplace, even if the offending behavior has no connection to such brand, product or the Company. The occurrence of any of these events could immediately harm our reputation, business and financial results, without affording us an opportunity for redress or correction, which could result in decreases in sales by our licensees and materially adversely impact our revenues and cash flows.
Any repeated or sustained negative shifts in public perceptions of our brands or a failure of our brands or of products incorporating our brands to achieve or maintain market acceptance could cause a reduction of our revenue and could further cause existing licensees to terminate or not renew their agreements. Such failure could also cause devaluation of our brands, making it more difficult for us to renew our current licenses upon their expiration, or enter into new or additional licenses for our brands. In addition, if such devaluation of our brands were to occur, a material impairment in the carrying value of one or more of our trademarks could occur and be charged as an expense to our operating results.
A decline in consumer spending could have a material adverse effect on us.
Our end-markets have historically been subject to cyclical variations and are particularly affected by adverse trends in the general economy. The success of our business depends on consumer spending, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, unemployment, stock market performance, consumer confidence, travel patterns, fuel shortages and energy prices, weather conditions, disease epidemics, pandemics and other health-related concerns, war, terrorist attacks or perceived threats of terrorist attacks and tax rates in the international, national, regional and local markets where our licensees’ products are sold. A decline in actual or perceived economic conditions or other factors could negatively impact the level of consumer spending and have a material adverse impact on us. In particular, such decline could negatively impact our licensees’ ability to meet their minimum net sales requirements and to make royalty payments to us. In addition, our results could be impacted by the overall financial condition of our licensees and their ability to generate revenue. It is possible that, in a challenging economic environment, some licensees could file for bankruptcy or become delinquent in their royalty payments to us, which could have severe adverse impacts on our business due to loss or delay in payments of royalties and other fees.
Our brands and our licensees face significant competition and may not be able to compete successfully.
Our business, results of operation and financial position could be materially adversely affected if we and our licensees are unable to compete successfully. Our brands are subject to extensive competition, both in the United States and abroad. We license our brands across a wide range of product categories, including apparel, accessories, equipment, footwear, beauty and personal care, sporting goods and entertainment, in which we and our licensees face intense competition, including, in the case of our licensees, from our other brands and licensees. The diversity of our brands exposes us to a wider range of risks than a single-branded business, and certain risks differ across our product categories, impacting one or more of our brands disproportionately. In general, competitive factors include name recognition, consumer preference, quality, price, style and service. Various trends or fads and the limited availability of shelf space could affect competition for our brands and our licensees’ products. Many of our competitors, as well as those of our licensees, have greater financial, importation, distribution, marketing and other resources than we or our licensees do, and have achieved significant name recognition for their brand names.
In addition, it may become more difficult in the future for us to obtain new licensees for our brands, as other companies owning established brands may decide to enter into licensing arrangements similar to the ones we currently have in place. Furthermore, our current or potential licensees may decide to more prominently promote and market competing brands, or develop or purchase other brands, rather than focusing on or continuing their licensing arrangements with us, which could result in lower sales of products offered by these licensees under our brands. If our competition for licenses increases, it may take us longer to procure additional licenses, which could slow our growth rate.
If we fail to implement our business strategies, our business, financial condition and results of operations could be materially adversely affected.
Our financial performance and success depend in large part on our ability to successfully implement our business strategies. We cannot assure you that we will be able to successfully implement our business strategies, realize any benefit from our strategies, or be able to continue improving our results of operations. For example, we plan to continue to grow our revenue by acquiring new brands and expanding our existing brands into new geographic markets and categories. New brands or brand expansions may not be accepted by licensees or consumers. In addition, if we decide to “reposition” a brand, introduce or acquire competing brands, or otherwise change the parameters of design, pricing, distribution, or end-markets, our licensees could experience a significant decline in that brand’s business, adversely affecting our licensing revenue.
We may spend significant amounts in connection with our business strategies, which would result in increased costs, but may not result in increased revenue or improved results of operations. Implementation of our business strategies could be affected by a number of factors beyond our control, such as increased competition, legal and regulatory developments, general economic conditions, or increases in our operating costs. Any failure to successfully implement our business strategies could materially adversely affect our business, financial condition and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business or business strategies at any time.
We have experienced rapid growth in recent years. If we fail to manage this or any future growth, our business and operating results could be harmed.
Our business has grown significantly over the past several years. For example, our total revenue increased from $331.0 million for 2018 to $488.9 million for 2020 and increased from $120.5 million for the three months ended March 31, 2020 to $160.1 million for the three months ended March 31, 2021. In addition, the number of brands we own or manage with at least $1 million in annual royalties increased from 28 in 2018 to 35 in 2020. Our growth has largely resulted from our acquisition of new brands of various sizes. We continue to evaluate and pursue appropriate acquisition opportunities, both domestically and internationally, to the extent we believe that such opportunities would be in the best interests of our Company and our stockholders.
This significant growth has placed considerable demands on our management and other resources, and continued growth could place additional demands on such resources. Our ability to compete effectively and to manage any future growth in domestic and/or international markets will depend on the sufficiency and adequacy of our current resources and infrastructure and our ability to continue to identify, attract and retain personnel to manage and develop our existing brands and any new brands we may acquire. There can be no assurance that our personnel, systems, procedures and controls will be adequate to support our operations and properly oversee our brands or that our business will continue to grow at a rapid pace, or at all.
We do not wholly own certain of our brands and other assets.
We are the majority owners of certain IP rights of several of our brands, with various third parties owning the remaining interests, and we currently participate in, among others, a 50/50 joint venture for the licensing and development of the Tapout brand with World Wrestling Entertainment, Inc. In addition, we own a minority interest in the Graceland operations, Elvis’ Memphis home, which draws over 700,000 visitors annually. As we continue to expand our business and execute our strategy for growth, we may enter into additional arrangements in the future in which we do not exercise full control. Non-wholly owned subsidiaries, joint ventures and other similar arrangements pose an inherent risk. Regardless of whether we hold a majority interest in or directly control the management of these entities, our partners may have business goals and interests that are not aligned with ours, exercise their rights in a manner in which we do not approve, be unable to fulfill their obligations, or build their business or exploit our IP rights in a manner that harms the overall quality and image of our brands. In the event of the termination of an arrangement with a partner, we may not be able to identify another suitable partner, which could materially and adversely affect our business and operating results.
The ongoing COVID-19 pandemic has had a material impact on our business and could continue to impact our business.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to almost every country in the world, and efforts to contain the spread of COVID-19 have intensified. If COVID-19 continues to spread, or if vaccination and other efforts to help contain it are ineffective, we or our licensees may need to limit operations regionally or globally. We are reliant upon the ongoing operations of our licensees to generate revenue and cash flow for our business, and a number of our licensees have been, are, and may in the future be, unable to operate all or a portion of their retail sales points.
COVID-19 can be transmitted through human contact and airborne delivery, and the risk of contracting COVID-19 continues to cause individuals, including the employees or customers of our licensees, to avoid gathering in public places, which has had, and could further have, adverse effects on the traffic or staffing at our licensees’ stores. Our licensees have been adversely affected when government authorities have imposed restrictions on public gatherings, human interactions and retail operations, and sought to mandate or have mandated closures, restricted hours of operations and imposed curfews. Even if such measures are relaxed or not implemented in the future and a virus or other infectious disease does not spread significantly within a given area, the perceived risk of infection or health risk in such area may adversely affect our and our licensees’ business, liquidity, financial condition and results of operations. Additionally, different jurisdictions have experienced varying levels of initial outbreaks or resurgences in outbreaks, and corresponding differences in government responses may make it difficult for our licensees or us to plan or forecast an appropriate response to the evolving COVID-19 pandemic.
Our or our licensees’ operations may be disrupted when employees are suspected of having COVID-19 (or other illnesses), or are suspected to have been exposed to someone who has tested positive for COVID-19. Such instances may require us or our licensees to quarantine some or all of such employees, and/or close and disinfect any impacted stores. If a significant percentage of our or our licensees’ workforce is unable to work, including due to illness (or suspected COVID-19 exposure) or travel or government restrictions, including mandatory quarantines, in connection with pandemics or disease outbreaks, our or our licensees’ operations may be negatively impacted, potentially adversely affecting our business, liquidity, financial condition or results of operations.
Our licensees may have limited or no access to manufacturing, production or distribution facilities as a result of regional or country-wide shutdowns of nonessential businesses. In addition, our licensees’ sales and results of operations may continue to be affected by uncertain or changing economic and market conditions arising in connection with and in response to the COVID-19 pandemic, including prolonged periods of high unemployment, inflation, deflation, prolonged weak customer demand, a decrease in customer discretionary spending, political instability, extended periods of corporate employees working from home or other changes. The significance of the operational and financial impact to our licensees and us will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of variants of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.
The ability of local and national authorities in containing COVID-19 and limiting the spread of infections will impact our and our licensees’ business operations. The United States may fail to fully contain COVID-19 or suffer a resurgence in COVID-19, which could have an adverse effect on our and our licensees’ business and results of operations. While some state and local governments in the United States have started to remove or ease restrictions on certain businesses, there is no guarantee on when other jurisdictions will change their current policies. Moreover, jurisdictions that have reduced restrictions may reintroduce restrictions, as some have in those areas where there have been increased cases of COVID-19.
To the extent the COVID-19 pandemic continues to adversely affect our and our licensees’ business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our indebtedness and need to raise additional capital to finance strategic acquisitions.
Our operating results may fluctuate significantly.
We may experience substantial variations in our revenue and operating results from quarter to quarter. In particular, we expect to experience volatility in our revenue and operating results in the fourth quarter of each fiscal year due to the structure of our license agreements. Our licensing revenue has historically been significantly higher in the fourth quarter of the year because we do not book overages to revenue for accounting purposes unless and until our licensees’ earned royalty exceeds the GMRs, which, if applicable, typically does not occur until the latter part of the year. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Seasonality and Quarterly Information.” We believe that other factors that may influence this variability of quarterly results include:
•
the timing of the introduction of new licensed products by our licensees;

•
the timing of the execution of new license agreements with our licensees;

•
the level of consumer acceptance of our brands and licensed products incorporating our brands;

•
periods of unseasonable weather;

•
general economic and industry conditions that affect consumer spending and retailer purchasing;

•
the availability of viable licensees that meet our criteria; and

•
the timing of marketing expenditures.

In addition, the timing of acquisitions of other brands could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization, or impairment of which could materially reduce our reported earnings in subsequent years.
As a result of fluctuations in our revenue and operating expenses that may occur, management believes that period-to-period comparisons of our results of operations are not necessarily a good indication of our future performance. It is possible that in some future quarter or quarters, our operating results will be below the expectations of our management, securities analysts, or investors. In that case, our stock price could fluctuate significantly.
The loss of our Chief Executive Officer, other members of our executive management team and other key employees could have a material adverse effect on our business.
We depend on the services and management experience of our Chief Executive Officer, Jamie Salter, and other members of our executive management team, who have substantial experience and expertise in our business, as well as strong relationships with current licensees, prospective licensees and retail partners that sell our licensees’ products. We also depend on other key employees involved in our licensing, design, marketing, legal and finance operations. Competition for qualified personnel is intense, particularly in New York, where our headquarters are located, and competitors may use aggressive tactics to recruit our key employees. The unexpected loss of services of one or more of these individuals could significantly delay or prevent the achievement of our strategic business objectives and have a material adverse effect on our business.
Risks Related to Our Reliance on Licensees
The failure of our licensees to adequately produce, source, market and sell products incorporating our brands, continue their operations, renew their license agreements or fulfill their obligations under their license agreements, including paying GMRs and other amounts, could result in a material decline in our results of operations.
Our revenue is almost entirely dependent on royalty payments made to us under our license agreements with third parties. The license agreements for our brands usually require the advance payment to us of a portion of the license fees and, in most cases, provide for GMRs. However, the failure of our licensees to satisfy their obligations under these agreements, including payment of GMRs and other amounts, notwithstanding the contractual requirements to do so, or their inability to operate successfully or at all, could result in their breach of such license agreements and/or the early termination of such agreements, their non-renewal of such agreements, or our decision to amend such agreements to reduce the amounts due thereunder, thereby eliminating some or all of that anticipated revenue. In addition, if our licensees face financial difficulties or if they fail to meet any of their production, manufacturing and distribution requirements or to import goods (including, without limitation, as a result of labor strikes or unrest), this could cause a decline in their sales and potentially decrease the amounts paid to us. A weak economy or softness in certain sectors, including fashion, consumer products, retail and entertainment, could exacerbate this risk. This, in turn, could decrease our potential revenue and cash flows. Furthermore, there can be no assurances that our licensees, irrespective of their financial condition and the performance of their products incorporating our brands, will elect to renew or extend the term of their license agreements. We may be unable to find replacement licensees, on similar terms or at all, for any terminated or non-renewed license agreement. Any such failures could reduce the anticipated revenue generated pursuant to the license agreements.

A substantial portion of our revenue is concentrated with a limited number of licensees, including SPARC, such that the loss of any of such licensees or their renewal on terms less favorable than current terms, could slow our growth plans, decrease our revenue and impair our cash flows.
Across several of our brands we have multiple license agreements with SPARC, a multi-brand retail operator of branded free standing stores, e-Commerce and leading wholesale accounts that we jointly own with Simon Property Group, SPARC’s largest landlord and a company affiliated with beneficial holders of more than 5% of our capital stock. SPARC represented approximately 7% of our total revenue for the year ended December 31, 2020 and approximately 11% of our total revenue for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, revenue from SPARC would have represented approximately 15% of our total revenue for the year ended December 31, 2020, with no single SPARC brand license representing more than 7% of our total revenue, and approximately 12% of our total revenue for the three months ended March 31, 2021, with no single SPARC brand license representing more than 5% of our total revenue. Two other large licensees, Global Brands Group Holding Limited and Camuto LLC, represented approximately 14% and 4%, respectively, of our total revenue for the year ended December 31, 2020 and approximately 9% and 4%, respectively, of our total revenue for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, revenue from Global Brands Holding Limited and Camuto LLC would have represented approximately 12% and 3%, respectively, of our total revenue for the year ended December 31, 2020 and approximately 9% and 6%, respectively, of our total revenue for the three months ended March 31, 2021. Because we are dependent on a limited number of licensees for a significant portion of our licensing revenue, if they were to, for any reason, including as a result of the ongoing COVID-19 pandemic, have financial difficulties affecting their ability to make payments, cease operations, decide not to renew or extend any existing agreement with us, or significantly reduce their sales of licensed products under any of the agreements, our revenue and cash flows could be reduced substantially.
We rely on our licensees to develop and promote our brands, and if we are unable to maintain good relationships with our licensees, our business, financial condition and results of operations could be adversely affected.
In entering into license agreements, we rely in part on our licensees to develop and promote our brands. For example, we rely on our licensees to target our products towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to distinguish them from competitive products and maximize our revenue. Although we can maintain control over our licensees’ products and content to a certain degree through the provision of marketing support, trend direction and contractual approval rights, including our right to approve products, presentation and packaging, we generally do not design or manufacture the products associated with our brands and therefore have more limited control over such products’ quality and design than a traditional product manufacturer might have.
The viability of our licensing business depends on our ability to establish and maintain good relationships with our licensees. The value of our brands and the rapport that we maintain with our licensees are important factors for potential licensees considering doing business with us. If we are unable to maintain good relationships with licensees, we may be unable to renew license agreements, and opportunities to develop new relationships with additional licensees may be adversely affected, each of which could have a material adverse effect on our results of operations. Our license agreements require us and our licensees to comply with operational and performance conditions that are subject to interpretation and could result in disagreements. At any given time, we may be in disputes with one or more of our licensees. An adverse result in any such dispute could materially adversely impact our results of operations and business.
While we typically have the contractual right to audit our licensees, we generally rely on the accuracy of our licensees’ royalty reports for reporting and collecting our licensing revenue, and if these reports are untimely or incorrect, our licensing revenue could be delayed or inaccurately reported.
Most of our revenue is generated from third parties that license our brands for the manufacture and sale of products incorporating our brands or otherwise using our IP. Under our existing license agreements, these licensees pay us fees based in part on sales of their products incorporating our brands. We rely on our licensees to timely and accurately report their results to us in order for us to collect royalty payments, prepare our financial statements, financial reports, projections and budgets, and plan and conduct our sales and marketing efforts, among other activities. If any of our licensees understate the amount of revenue from the licensed products they sell, we may not collect and recognize licensing revenue to which we are entitled, and we may incur significant expense in compelling compliance.
We may suffer negative publicity if our licensees or their third-party manufacturers violate laws or engage in practices that are viewed as unethical or illegal, which could cause a loss of business.
While our license agreements typically contain guidelines that our licensees are required to adhere to, we cannot fully control the business and labor practices of our licensees or their third-party manufacturers, the majority of which third-party manufacturers are located outside the United States. If one of our licensees or a third-party manufacturer violates or is accused of violating local or international laws or other applicable regulations, or engages in labor or other practices that would be viewed in any market in which our products are sold as unethical, we could suffer negative publicity, which could negatively impact our brands’ reputations or result in a decrease in the sales of products incorporating our brands. In addition, if such negative publicity affected one of our licensees, it could result in a loss of business for us.
Risks Related to Intellectual Property, Information Technology and Data Privacy
Our failure to protect, or the loss of, our IP rights could compromise our competitive position and result in cancellation, loss of rights or diminution in value of our brands.
We monitor for unauthorized uses of our trademarks and copyrights on an ongoing basis, and rely primarily upon a combination of federal, state and local laws in the U.S., Canada and other countries around the world, as well as contractual restrictions, to protect and enforce our IP rights. However, we believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our IP rights will prevent infringement of such rights by others, or prevent the loss of revenue or other resulting damages.
For instance, despite our efforts to protect and enforce our IP rights, unauthorized parties may misappropriate or attempt to copy aspects of our IP, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees’ sales and thus our revenue. Further, we and our licensees may not be able to detect infringement of our IP rights quickly or at all, and at times we or our licensees may not be successful in combating counterfeit, knockoff, or other infringing products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees’ products are sold to protect our IP. IP rights may be unavailable or limited in some countries because IP laws vary from jurisdiction to jurisdiction. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. If we fail to timely file a trademark application in any such jurisdiction, we may be precluded from obtaining a trademark registration in such jurisdiction at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, and make it easier for others to compete with our brands. In addition, we own publishing rights for a number of music catalogs, including certain music of Elvis Presley. Our business, like that of other companies involved in music publishing and the recorded music industry, rests on our ability to maintain rights in musical works and recordings through copyright protection. We are largely dependent on legislation in each territory in which we operate to protect our music rights against unauthorized reproduction, distribution, or public performance. In all territories where we operate, our music receives some degree of copyright protection, although the extent of protection varies widely. In a number of developing countries, copyright protection remains inadequate. In certain jurisdictions, including the United States, the copyright laws permit songwriters and authors who assigned their copyright to a third party to re-acquire those copyrights under certain circumstances. Accordingly, we may lose certain of our rights in certain musical works as a result of these copyright reversion and/or termination of transfer laws. To the extent that we are unable or otherwise fail to enforce our rights in the music catalogs that we own and/or operate, this could potentially decrease the amount of royalties that we are able to derive from them. In addition, in some cases, our music is subject to compulsory licensing at rates that are outside of our control.
Our license agreements provide our licensees with rights to our IP assets and contain provisions requiring our licensees to comply with certain standards to be monitored by us. Our failure to adequately monitor our licensees’ compliance with the license agreements or take to appropriate corrective action when necessary, may subject our IP to cancellation, loss of rights, or diminution in value. In addition, a sale of our trademarks or other IP related to our brands could result in a potential misuse of the IP. There can be no assurance that third parties will comply with their contractual requirements or that they will use the IP in an appropriate manner. Any misuse by a third party of IP related to our brands could lead to a negative perception of our brands by current and potential licensees, international joint venture partners or consumers, and could adversely affect our ability to develop the brands and meet our strategic goals, which, in turn, could decrease our potential revenue.
We also own the exclusive right to use various domain names containing or relating to our brands. There can be no assurances that we will be able to prevent third parties from acquiring and maintaining domain names that infringe or otherwise decrease the value of our IP. Failure to protect our domain names could adversely affect our brands which could cause a decline in our licensees’ sales and in turn decrease the amount of royalty payments due to us.
We may not be able to establish or maintain our trademark rights and registrations, which could impair our ability to perform our obligations under our license agreements, which could cause a decline in our licensees’ sales and potentially decrease the amount of royalty payments due to us.
While we intend to take reasonable steps to protect our trademark rights, it may not be possible to obtain or maintain legal protection and registrations for all of our trademarks for all forms of goods and services based on certain facts, such as the timing of our or our predecessors’ entrance into the market or the fact that a third party previously adopted a similar mark for use in connection with a similar set of goods or services. As a result, it may be difficult or impossible for our trademarks to be registered or even protected so as to prohibit third party use in a particular manner. Moreover, third parties may seek to oppose, cancel or otherwise challenge existing trademark applications or registrations, and we cannot guarantee we will prevail against such challenges. Any failure to secure and maintain rights and registrations could impair our ability to perform our obligations under the license agreements or enter new product or service categories, and could also affect our ability to enter into new license agreements or renew existing license agreements, any of which could cause a decline in our licensees’ sales and potentially decrease the amount of royalty payments due to us.
Third-party claims regarding our IP rights could result in our licensees being unable to continue using such rights, which could adversely impact our revenue or result in a judgment or monetary damages being levied against us or our licensees.
We may be subject to legal proceedings and claims, including claims of alleged infringement or violation of the patents, trademarks and other IP rights of third parties. In the future, we may be required to assert infringement claims against third parties or third parties may assert infringement claims against us and/or our licensees. To the extent that any of our IP is deemed to violate the rights of others in any litigation or proceeding or as a result of any claim, we and our licensees may be prevented from using it, which could cause a breach or termination of certain license agreements. If our licensees are prevented from using any of our IP rights, this could materially adversely impact the revenue of our licensees with respect to that IP, and thus royalty payments could be reduced as a result of the licensees’ inability to continue using our IP rights. If we or our licensees are alleged to have infringed the IP rights of another party, any resulting litigation could be costly and could damage our reputation. Further, litigation could also result in a judgment or monetary damages being levied against us and our licensees, and in certain circumstances, we have agreed to indemnify our licensees for such damages. There can be no assurance that we or our licensees would prevail in any litigation relating to our IP rights.
There is no guarantee that our rights of publicity will be enforceable with respect to the Entertainment brands that we own or manage today or in the future.
With respect to our Entertainment brands, in addition to trademarks and copyrights associated with these brands, we rely on rights of publicity to prevent others from commercially exploiting the NIL rights of our celebrity brands. At this time, there is no U.S. federal statute protecting rights of publicity. As a result, we must rely on state law to protect these rights. Although most states have recognized rights of publicity to some extent, not all 50 states have expressly done so, and certain states that have recognized publicity rights limit those rights to living individuals or have imposed other limitations on such rights.

Consequently, there is no guarantee that our rights of publicity will be enforceable in every state or with respect to all of the Entertainment brands that we own today or in the future. For example, certain courts in California and New York have in the past concluded that Marilyn Monroe’s right of publicity did not survive her death. Although we continue to litigate the scope of our rights in the Marilyn Monroe brand, we cannot guarantee that we will ultimately prevail in any such litigation and any unfavorable decision could materially and adversely affect our business and the market price of our Class A common stock. See “Business — Legal Proceedings.” Additionally, many countries outside of the United States do not recognize rights of publicity at all or do so in a more limited manner. Consequently, there is no guarantee that we will be able to enforce our rights of publicity in any of these countries. Any failure to enforce publicity rights related to our Entertainment brands could materially impair our ability to prevent others from selling products or services that make use of the applicable celebrity’s NIL rights, or materially and adversely affect our ability to enter into new license agreements or renew existing license agreements for the applicable brand, any of which could materially decrease the amount of royalty payments that we are able to derive from the applicable brand.
If we are unable to identify and successfully acquire additional brands and other IP assets, our growth may be limited, and, even if additional brands and IP assets are acquired, we may not realize anticipated benefits due to integration or licensing difficulties.
A key component of our growth strategy is the acquisition of additional brands and other IP assets. Historically, we have been involved in numerous acquisitions of varying sizes and we continue to explore new acquisitions. We generally compete with traditional apparel and consumer brand companies, other brand licensing companies, media and entertainment companies, talent agencies and private equity groups for brand acquisitions. However, as others continue to pursue the brand management model, competition for specific acquisition targets may increase, acquisitions may become more expensive and suitable acquisition candidates could become more difficult to find. In addition, even if we successfully acquire additional brands and other IP assets, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize expected benefits with respect to, those additional brands or other IP assets.
Although we seek to minimize our acquisition risks by following our acquisition guidelines relating to the existing strength of a targeted brand, its diversification benefits to us, its potential licensing scale and the creditworthiness of the licensee base, acquisitions of additional IP assets or of the companies that own them entail numerous risks, any of which could negatively affect our results of operations and/or the value of our equity. These risks include, among others:
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inappropriately valuing the target acquisition and incorrectly assessing its marketability;

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negative effects on reported results of operations from acquisition-related charges and amortization or impairment of acquired intangibles;

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unanticipated costs associated with the target acquisition;

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risks of entering new domestic and international markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience;

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potential difficulties associated with the retention of key employees, and the assimilation of any other employees, who may be retained by us in connection with or as a result of our acquisitions;

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diversion of management’s attention from other business concerns; and

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the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified.

When we acquire IP assets or the companies that own them, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. Although we generally attempt to seek contractual protections through representations, warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. Finally, claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not, or may not be able to, indemnify us or that may exceed the scope, duration or amount of the seller’s indemnification obligations.
No assurance can be given with respect to the timing, likelihood, or financial or business effect of any possible transaction. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.
We may be a party to litigation relating to products designed or manufactured by a licensee in the normal course of business.
As the owner of a trademark or other IP, we may be named as a defendant in a lawsuit relating to a product designed or manufactured by a licensee of that trademark or other IP. In most cases, our licensees under existing license agreements are obligated to defend and indemnify us, and our affiliates with respect to such litigation. We also maintain insurance for certain risks, but it is not possible to obtain insurance to protect against all possible liabilities. Although historically the litigation involving us has not been material to our financial position or our liquidity, any litigation has an element of uncertainty and if any such litigation were to be adversely determined, if a licensee were to fail to properly indemnify us, and/or if we did not have appropriate insurance coverage, such litigation could affect our financial position and liquidity. Further, any adverse determination could damage our reputation or otherwise adversely impact the value of or goodwill associated with our relevant brands.
Security breaches or cyber-attacks against us or our licensees or unauthorized disclosures of personal information by us or our licensees could cause our business, financial condition and results of operations to suffer.
We and our licensees increasingly rely on information technology systems to process, transmit and store electronic information and use information technology systems and networks in our operations and supporting departments. The future success and growth of our business depends on information systems, global communications, internet activity and other network processes. Like most companies, despite our current security measures, our information technology systems, and those of our licensees and third-party service providers, may be vulnerable to information security breaches, acts of vandalism, computer viruses and interruption or loss of personal information and other valuable business data. Stored data might be improperly accessed due to a variety of events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues. Although we rely on a variety of security measures, software, tools, and monitoring to provide security for our processing, transmission, and storage of personal information and other confidential information, we cannot assure that we or our licensees, or our respective third-party service providers will not experience any future security breaches, cyber attacks or unauthorized disclosures, particularly given the continuously evolving nature of tools and methods used by hackers and cyber criminals.
Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks which may remain undetected until after they occur. Any material misappropriation, loss or other unauthorized disclosure of confidential or personal information, or disruption in performance or availability of our or our licensees’ websites or information technology systems as a result of a security breach or cyber-attack could adversely affect our or our licensees’ business and operations, including damaging our or their reputations and our or their relationships with customers, exposing us or them to risks of litigation and liability, all of which could have a material adverse effect on our operations or on our licensees’ ability to meet their minimum net sales requirements and to make royalty payments to us in accordance with the terms of their respective license agreements. Despite the existing security procedures and controls that we and our licensees have implemented, if our or our licensee’s networks were compromised, it could give rise to unwanted media attention, materially damage our customer relationships, harm our business, reputation, results of operations, cash flows and financial condition, result in fines or litigation, and may increase the costs we incur to protect against such information security breaches, such as increased investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud.

The costs of mitigating cybersecurity risks are significant and are likely to increase in the future. These costs include, but are not limited to, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. While we maintain cyber liability insurance that may cover certain cybersecurity risks, our insurance is subject to certain exclusions and exceptions, and may not be sufficient to protect against all losses we may incur if we suffer significant or multiple attacks.
We are subject to laws, regulations, and industry standards related to data privacy, data protection and information security, including industry requirements such as the Payment Card Industry Data Security Standard. Our actual or perceived failure to comply with such obligations could harm our business.
We, our licensees, and certain of our respective third-party service providers collect, obtain and transmit confidential and personal information, including credit card information, about customers and other third parties (including our employees) in the course of conducting our respective businesses, particularly e-Commerce, through our respective websites and information technology systems. In the United States, various laws and regulations apply to the collection, use, disclosure and security of certain types of data. For instance, the California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020 and broadly defines personal information, gives California residents expanded privacy rights and protections, and provides for civil penalties for violations and a private right of action for data breaches. In addition, California voters recently approved the California Privacy Rights Act (“CPRA”). Among other changes, the CPRA establishes a dedicated privacy regulator in California, creates a new category of “sensitive information” over which California residents will have additional rights, and will require businesses to implement data minimization principles. Other states, such as Virginia, have also adopted, or are considering adopting similar data privacy laws.
We are also subject to international laws, regulations and standards in many jurisdictions, which apply broadly to the collection, use, retention, security, disclosure, transfer and other processing of personal information. For example, to the extent we establish operations or are otherwise deemed to be offering goods and services to or monitoring individuals in the European Union or the United Kingdom, we will be subject to the General Data Protection Regulation (“GDPR”) and the UK data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK GDPR”).
Both of these regimes impose stringent operational requirements for entities processing personal information including a requirement to provide detailed disclosures about how personal information is processed, demonstrate an appropriate legal basis and grant significant rights for data subjects. In addition, both regimes impose significant penalties for non-compliance. In particular, under the GDPR/UK GDPR, fines of up to 20 million euros/ £17.5 million or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR/UK GDPR’s requirements. Such penalties are in addition to any civil litigation claims by data subjects (which may result in significant compensation or damages liabilities), potential regulatory investigations, reputational damage, orders to cease/change the way we process personal information, enforcement notices and compulsory audits.
Recent legal developments in Europe have created complexity and uncertainty in data protection regimes. Firstly, following the UK’s withdrawal from the EU, UK data protection law may begin to diverge from the EU in the medium to long term. Secondly, recent developments regarding transfers of personal information from the EEA and the United Kingdom to the US and other countries that have not been deemed adequate by the European Commission (“Third Countries”) have created further uncertainty. On July 16, 2020, the Court of Justice of the European Union invalidated the EU-US Privacy Shield Framework (which legitimized the transfer of personal information from the EU to the US) and made clear that the use of standard contractual clauses must be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country. In particular additional measures (the nature of which remains uncertain) may need to be put in place. To the extent the GDPR/UK GDPR applies to our operations, we will be required to put in place additional measures to legitimize the transfer of personal data between the EU/UK and Third Countries which could result in increased costs. If we are otherwise unable to transfer personal information between and among countries in which we operate, it could affect the manner in which we provide our services and could adversely affect our financial results.
In the EU and UK, there are also evolving laws on cookies and e-marketing. To the extent we trigger the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technology on a user’s device. In addition, current national laws implementing the ePrivacy Directive are likely to be replaced by the ePrivacy Regulation, which, although still in draft form, is expected to impose strict opt-in requests for certain activities and significantly increase fines for non-compliance. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.
In addition, we, our licensees, and our respective third-party payment processing providers are subject to the Payment Card Industry Data Security Standard (“PCI DSS”), which contains compliance guidelines and standards with regard to security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. Failure to be PCI DSS compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us or our licensees.
Any failure or perceived failure by us, our licensees, or any other third parties with whom we do business to comply with these laws, rules, regulations, and standards, or with other obligations to which we or they may be or may become subject, may result in actions against us or them by governmental entities, private claims and litigations, fines, penalties, or other liabilities, or result in orders or consent decrees forcing us or them to modify our or their business practices. As a result, we or our licensees may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information, which could also negatively impact our operations or our licensees’ ability to meet their minimum net sales requirements and to make royalty payments to us, resulting in a material adverse effect on our business, financial condition and results of operations. Any such action could be expensive to defend, damage our reputation and adversely affect our business, results of operations, and financial condition.
Risks Related to Government Regulation and the International Nature of Our Business
We and our licensees are subject to local laws and regulations in the U.S. and abroad.
We and our licensees are subject to various foreign and U.S. federal, state and local laws and regulations affecting our business. While we actively identify and monitor our obligations and the applicability of all laws to ensure that we are compliant, our efforts to maintain compliance with laws and regulations may require us to incur significant expenses, and our failure to comply with such laws may expose us to potential liability. In addition, our ability to operate or compete effectively as well as our financial results could be materially adversely affected by the introduction of new laws, policies or regulations; changes in the interpretation or application of existing laws, policies and regulations; or our or our licensees’ failure to obtain or maintain required regulatory approvals. In addition, while our license agreements require our licensees to comply with local laws and regulations applicable in their respective jurisdictions of operation, we do not actively monitor our licensees’ compliance. Our licensees’ failure to remain compliant with local laws and regulations may negatively impact their financial condition and their ability to sell products, which could result in a material adverse effect on our business, results of operation and financial position.
We are subject to additional risks associated with our and our licensees’ international operations.
We market and license our brands outside the United States and many of our licensees are located and/or conduct substantial business outside the United States, including in Europe, Asia, Latin America and the Middle East. For the year ended December 31, 2020, our international revenue was $86.0 million, or 18% of our total revenue. We and our licensees face numerous risks in doing business outside the United States, including:
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unusual or burdensome foreign laws or regulatory requirements or unexpected changes to those laws or requirements;

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tariffs, trade protection measures, import or export licensing requirements, trade embargoes, sanctions and other trade barriers, which are subject to change in response to a diverse array of factors, including global and national economic and political conditions, making it difficult for us and our licensees to predict future developments;

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competition from foreign companies;

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longer accounts receivable collection cycles and difficulties in collecting accounts receivable;

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less effective and less predictable protection and enforcement of our IP;

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changes in the social, political, regulatory or economic conditions of a specific country or region (including, without limitation, as a result of political unrest), particularly in emerging markets;

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fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange;

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potentially adverse tax consequences; and

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cultural differences in the conduct of business.

Any one or more of such factors could cause our future international revenue to decline or could cause us to fail to execute on our business strategy involving international expansion. We intend to expand our international revenue as part of our long-term business strategy, which could increase the impact to us of any of these risks.
Substantially all of the products sold by our licensees are manufactured overseas. As a result, in addition to many of the risks described above, our licensees are subject to the risks and uncertainties of foreign manufacturing and importation of goods, including shipping delays, changes in laws and policies relating to quotas and current and proposed international trade agreements, the payment of tariffs and duties, labor unrest and fluctuations in the price, and availability and quality of raw materials. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenue of our licensees could be reduced. Any of these risks could interrupt our licensees’ operations or increase their costs, thereby affecting their ability to deliver goods to the market, reducing or delaying their sales and potentially decreasing our licensing revenue.
Any increase of revenue generated in foreign markets may also increase our exposure to risks related to foreign currencies, such as fluctuations in currency exchange rates. Currency exchange rate fluctuations may also adversely impact our international licensees which may result in a material adverse effect on our business, results of operation and financial position. In the past, we have attempted to have our license agreements denominated in U.S. currency, however, we do not know the extent that we will be able to continue this practice as we attempt to increase our contracts with foreign licensees.
In addition, our and our licensees’ business practices in international markets are subject to the requirements of the U.S. Foreign Corrupt Practices Act and all other applicable anti-bribery laws, any violation of which could subject us and them to significant fines, criminal sanctions and other penalties, which could have a material adverse effect on our business, results of operations and financial position.
Risks Related to Our Indebtedness and Capital Requirements
Our existing and future debt obligations could impair our liquidity and financial condition, which would have an adverse effect on our business and prospects.
As of March 31, 2021, on a pro forma basis, after giving effect to the application of the net proceeds from this offering as described in “Use of Proceeds” and the SPV Term Loan Repayment, we would have had consolidated indebtedness of approximately $      million. We may also assume or incur additional debt, including additional secured debt, in the future in connection with, or to fund, future acquisitions or refinance our existing debt obligations. Our debt obligations could:
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impair our liquidity;

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make it more difficult for us to satisfy our other obligations;

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require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

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impose restrictions on us with respect to the use of our available cash, including in connection with future acquisitions;

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impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

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place us in a more vulnerable position in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our end-markets; and

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place us at a competitive disadvantage when compared to our competitors which have less debt.

In the event that we fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of our Class A common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness.
Finally, the interest payments on our indebtedness are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may adversely affect our business, results of operations and financial condition.
We will likely require additional capital to support our operations, including to finance the acquisition of additional brands, and our inability to raise such capital on beneficial terms or at all could restrict our growth.
In the future, we will likely require additional capital, including to help fund all or part of potential acquisitions, as pursuing strategic acquisitions is a significant component of our business strategy. If we do not have sufficient cash, we will need to raise additional funds through equity and/or debt financing. We cannot guarantee that, if and when needed, additional financing will be available to us on acceptable terms or at all. Any disruption in the capital markets could limit the availability of funds or the ability or willingness of financial institutions to provide capital in the future. This could adversely affect our liquidity and funding resources or significantly increase our cost of capital. Further, if additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion plans. To the extent we finance future acquisitions with debt, any event that adversely affects the value of such acquisitions or if the income and appreciation from such acquisitions proves to be less than the cost of the debt, we could also experience losses substantially greater than if we did not use leverage. In addition, any additional financing we undertake could impose additional covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital or as acquisition consideration, our existing stockholders may experience dilution, or the new securities may have rights senior to those of our Class A common stock. An inability to access capital and credit markets may have an adverse effect on our business, results of operations, financial condition and cash flows.
Our First Lien Credit Agreement has restrictive covenants, and our failure to comply with any of these could put us in default, which would have an adverse effect on our business and prospects.
Our First Lien Credit Agreement contains a number of restrictive covenants, with the most significant being a financial maintenance covenant that applies to our revolving facility (such facility, the “Revolver”) under the First Lien Credit Agreement. These covenants limit our ability to, among other things:
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sell assets;

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engage in mergers, acquisitions and other business combinations;

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declare or pay dividends or distributions;

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incur, assume or permit to exist additional indebtedness or guarantees;

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make loans and investments; and

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incur liens.

These restrictions could reduce our liquidity and thereby adversely affect our ability to pay dividends or repurchase shares of our Class A common stock. The financial maintenance covenant, which is applicable to the Revolver only, requires us to maintain a First Lien Net Leverage Ratio of not more than 6.40 to 1.00. The financial maintenance covenant is tested at the end of each fiscal quarter only if there are any loans outstanding under the Revolver that, together with letters of credit issued and outstanding under the Revolver, exceed 30% of the outstanding commitments thereunder (subject to certain exceptions). Our ability to meet this financial maintenance covenant can be affected by events beyond our control, and we may not satisfy such a test. A breach of this covenant could result in an event of default under the First Lien Credit Agreement. As of March 31, 2021, we had a First Lien Net Leverage Ratio of 3.48 and had not drawn any amount under the Revolver.
In addition, a failure by us to comply with the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern. See “Description of Indebtedness.”
We have a material amount of goodwill and other intangible assets, including our IP, recorded on our balance sheet. As a result of any changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down could materially adversely affect our results of operations.
As of March 31, 2021, goodwill represented approximately $28.3 million, or approximately 1% of our total consolidated assets, and trademarks and other intangible assets represented approximately $2.2 billion, or approximately 73% of our total consolidated assets. Under current GAAP accounting standards, goodwill and indefinite life intangible assets, including some of our IP, are not amortized, but are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. For the year ended December 31, 2020, we recorded an impairment of $43.4 million. Any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.
Risks Related to Our Company and Our Organizational Structure
ABG Inc.’s sole material asset after the completion of this offering will be its direct and indirect interest in ABG LLC and, accordingly, ABG Inc. will depend on distributions from ABG LLC to pay its taxes and expenses, including payments under the Tax Receivable Agreement. ABG LLC’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering, ABG Inc. will be a holding company and will have no material assets other than its direct and indirect ownership of LLC Interests of ABG LLC. As such, ABG Inc. will have no independent means of generating revenue or cash flow, and its ability to pay its taxes, satisfy its obligations under the Tax Receivable Agreement, and pay operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of ABG LLC and its subsidiaries, and distributions ABG Inc. receives from ABG LLC. There can be no assurance that ABG LLC and its subsidiaries will generate sufficient cash flow to distribute funds to ABG Inc. or that applicable state law and contractual restrictions, including negative covenants in debt instruments of ABG LLC or its subsidiaries, will permit such distributions.

ABG LLC will continue to be treated as a partnership for U.S. federal and most applicable state and local income tax purposes and, as such, in general, will not be subject to any entity-level U.S. federal, state or local income tax. Instead, taxable income will be allocated to holders of LLC Interests, including ABG Inc. Accordingly, ABG Inc. will incur income taxes on its allocable share of any net taxable income of ABG LLC. Under the terms of the ABG LLC Agreement, ABG LLC will be obligated to make tax distributions to holders of LLC Interests, including ABG Inc. In addition to tax expenses, ABG Inc. will also incur expenses related to its operations, including payments under the Tax Receivable Agreement, which we expect will be significant. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” ABG Inc. intends, as its managing member, to cause ABG LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover ABG Inc.’s obligations under the Tax Receivable Agreement. ABG LLC will also make non-pro rata payments to ABG Inc. to reimburse it for corporate and other overhead expenses. However, ABG LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions and payments that would either violate any contract or agreement to which ABG LLC or its subsidiaries is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering ABG LLC or its subsidiaries insolvent. If ABG Inc. does not have sufficient funds to pay tax or other liabilities or to fund ABG Inc.’s operations, ABG Inc. may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that ABG Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — ABG LLC Agreement — Distributions.” In addition, if ABG LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Related to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”
The Tax Receivable Agreement requires ABG Inc. to make cash payments to the TRA Participants in respect of certain tax benefits to which ABG Inc. may become entitled, and we expect that the payments ABG Inc. will be required to make will be significant.
Upon the closing of this offering, ABG Inc. will be a party to the Tax Receivable Agreement with the TRA Participants. Under the Tax Receivable Agreement, ABG Inc. will be required to make cash payments to the TRA Participants equal to 85% of the tax benefits, if any, that ABG Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests by the Continuing ABG LLC Equity Owners and Management Profits Interests Holders as described under “Certain Relationships and Related Party Transactions — ABG LLC Agreement — LLC Interest Redemption Rights,” (ii) Blocker Tax Attributes and (iii) certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits ABG Inc. will realize as a result of redemptions or exchanges of LLC Interests, NOLs and certain other tax attributes of the Blocker Companies and certain other tax benefits related to ABG Inc.; however, we expect that the amount of the cash payments that ABG Inc. will be required to make under the Tax Receivable Agreement will be significant. The term of the Tax Receivable Agreement will commence upon the consummation of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, ABG Inc. will be required to make the termination payment specified in the Tax Receivable Agreement to the TRA Participants. In addition, payments we make under the Tax Receivable Agreement to the TRA Participants will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Any payments made by ABG Inc. to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to ABG Inc. Furthermore, ABG Inc.’s future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Payments under the Tax Receivable Agreement are not conditioned on any TRA Participant’s continued ownership of LLC Interests or our common stock after this offering.
The actual amount and timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount of Blocker Tax Attributes, the period over which the Blocker Tax Attributes may be used, the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits ABG Inc. receives in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to ABG Inc. by ABG LLC are not sufficient to permit ABG Inc. to make payments under the Tax Receivable Agreement.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit Class A common stockholders to the same extent as it will benefit the TRA Participants.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the TRA Participants that will not benefit the holders of our Class A common stock to the same extent as it will benefit the TRA Participants. ABG Inc. will enter into the Tax Receivable Agreement with ABG LLC and the TRA Participants, and it will provide for the payment by ABG Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that ABG Inc. actually realizes, or in some circumstances is deemed to realize, as a result of (i) the increases in the tax basis of assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests by the Continuing ABG LLC Equity Owners and Management Profits Interests Holders as described under “Certain Relationships and Related Party Transactions — ABG LLC Agreement — LLC Interest Redemption Rights,” (ii) Blocker Tax Attributes, and (iii) certain other tax benefits related to ABG Inc. making payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.” Although ABG Inc. will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the TRA Participants may be accelerated or significantly exceed the actual benefits ABG Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, ABG Inc. elects an early termination of the Tax Receivable Agreement, then ABG Inc.’s obligations, or its successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that ABG Inc. would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, (i) ABG Inc. could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits ABG Inc. ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) if ABG Inc. elects to terminate the Tax Receivable Agreement early, ABG Inc. would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, ABG Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative impact on ABG Inc.’s liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that ABG Inc. will be able to fund or finance its obligations under the Tax Receivable Agreement.

ABG Inc. will not be reimbursed for any payments made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another taxing authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. Although we are not aware of any material issue that would cause the IRS or another taxing authority to challenge a tax basis increase or ABG Inc.’s utilization of tax attributes from the Blocker Companies, ABG Inc. will not be reimbursed for any cash payments previously made to the TRA Participants under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a TRA Participant are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by ABG Inc. to a TRA Participant will be netted against any future cash payments that ABG Inc. might otherwise be required to make to such TRA Participant under the terms of the Tax Receivable Agreement. However, ABG Inc. might not determine that it has effectively made an excess cash payment to a TRA Participant for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, ABG Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. If the outcome of any such challenge would reasonably be expected to materially affect     ’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of     . No assurance can be given that the IRS or another taxing authority will agree with our tax reporting positions, including the allocation of value among our assets. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the tax savings that ABG Inc. actually realizes in respect of the tax attributes with respect to a TRA Participant that are the subject of the Tax Receivable Agreement, and ABG Inc. may not be able to recoup those payments, which could adversely affect ABG Inc.’s financial condition and liquidity.
Adverse developments in U.S. and non-U.S. tax laws could have a material and adverse effect on our business, financial condition and results of operations. Our effective tax rate could also change materially as a result of various evolving factors, including changes in income tax law resulting from the most recent U.S. presidential and congressional elections or changes in the scope of our operations.
The Company, its corporate subsidiaries, and the corporate subsidiaries of ABG LLC are subject to income taxation, and the Company, its subsidiaries, ABG LLC and the subsidiaries of ABG LLC are subject to non-income taxation, in each case, at the U.S. federal level and by certain states and municipalities because of the scope of our operations. In addition, we are subject to income taxation in the foreign jurisdictions in which we operate. In determining our tax liability for these jurisdictions, we must monitor changes to the applicable tax laws and related regulations. While our existing operations have been implemented in a manner we believe is in compliance with current prevailing laws, one or more U.S. or non-U.S. taxing jurisdictions could seek to impose incremental, retroactive, or new taxes on us. In addition, as a result of the most recent presidential and congressional elections in the United States, there could be significant changes in tax law and regulations that could result in an additional federal income taxes being imposed on us. For example, the U.S. government may enact significant changes to the taxation of business entities including, among others, a permanent increase in the corporate income tax rate, an increase in the tax rate applicable to the global low-taxed income and the imposition of minimum taxes or surtaxes on certain types of income. Further, because payments made pursuant to the Tax Receivable Agreement are made in part by reference to ABG Inc.’s federal income tax rate, an increase in such rate will generally result in a corresponding increase in the amount of payments under the Tax Receivable Agreement, including if the Tax Receivable Agreement is terminated early and payments thereunder are accelerated. In addition, there may be changes in law related to the Base Erosion and Profit Shifting Project of the Organisation for Economic Co-Operation and Development (“OECD”), the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. Any adverse developments in these and other U.S. or foreign laws or regulations, including legislative changes, judicial holdings or administrative interpretations, could have a material and adverse effect on our business, financial condition and results of operations. Finally, changes in the scope of our operations, including expansion to new geographies, could increase the amount of taxes to which we are subject, and could increase our effective tax rate, which could similarly adversely affect our financial condition and results of operations.
In certain circumstances, ABG LLC will be required to make distributions to ABG Inc. and the Continuing ABG LLC Equity Owners, and the distributions that ABG LLC will be required to make may be substantial.
ABG LLC is expected to continue to be treated as a partnership for U.S. federal and most applicable state and local income tax purposes and, as such, in general will not be subject to U.S. federal, state or local income tax. Instead, taxable income will be allocated to its members, including ABG Inc. Pursuant to the ABG LLC Agreement, ABG LLC will make tax distributions to its members, including ABG Inc., which will be pro rata based on the ownership of LLC Common Interests and each class of LLC Profits Interests, respectively, calculated using an assumed tax rate, to help each of the members to pay taxes on that partner’s allocable share of ABG LLC’s net taxable income. Under applicable tax rules, ABG LLC is required to allocate net taxable income disproportionately to certain of its members in certain circumstances. Because tax distributions will be determined based on the member who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate, but will be made pro rata based on ownership of LLC Common Interests, ABG LLC will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the assumed rate.
Funds used by ABG LLC to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions ABG LLC will be required to make may be substantial, and may significantly exceed (as a percentage of ABG LLC’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing members of ABG LLC.
As a result of potential differences in the amount of net taxable income allocable to us and to the existing members of ABG LLC, as well as the use of an assumed tax rate in calculating ABG LLC’s distribution obligations, ABG Inc. may receive distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. ABG Inc. may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to its Class A common stockholders and other common stockholders or by applying them to other corporate purposes. To the extent that ABG Inc. holds such excess distributions, the Continuing ABG LLC Equity Owners and Management Profits Interests Holders may benefit from any value attributable to such excess distributions as a result of their ownership of Class A common stock following an exchange of their LLC Common Interests or LLC Profits Interests for shares of the Class A common stock, notwithstanding that such Continuing ABG LLC Equity Owners and Management Profits Interests Holders may previously have participated as holders of LLC Common Interests or LLC Profits Interests in distributions by ABG LLC that resulted in such excess cash balances at ABG Inc.
We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.
The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as limited liability companies that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will be implemented, it is possible that they could result in ABG LLC (or any of its applicable subsidiaries or other entities in which ABG LLC directly or indirectly invests that are treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a partner of ABG LLC (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes could similarly result in ABG LLC (or any of its applicable subsidiaries or other entities in which ABG LLC directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.
Under certain circumstances, ABG LLC or an entity in which ABG LLC directly or indirectly invests may be eligible to make an election to cause partners of ABG LLC (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such partner’s share in ABG LLC in the year under audit. We will decide whether or not to cause ABG LLC to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which ABG LLC directly or indirectly invests, such decision may be outside of our control. If ABG LLC or an entity in which ABG LLC directly or indirectly invests does not make this election, the then-current partners of ABG LLC (including ABG Inc.) could economically bear the burden of the understatement.
If ABG LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, ABG Inc. and ABG LLC might be subject to potentially significant tax inefficiencies, and ABG Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate such that ABG LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of LLC Interests pursuant to the Exchange Agreement or other transfers of LLC Interests could cause ABG LLC to be treated like a publicly traded partnership. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.
If ABG LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for ABG Inc. and ABG LLC, including as a result of ABG Inc.’s inability to file a consolidated U.S. federal income tax return with ABG LLC. In addition, ABG Inc. may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of ABG LLC’s assets) were subsequently determined to have been unavailable.
We may be considered a “personal holding company” and may be required to pay personal holding company taxes, which could have a material adverse effect on our business, financial condition and results of operations.
The U.S. Internal Revenue Code of 1986, as amended, or the Code, requires any company that qualifies as a “personal holding company” to pay personal holding company taxes in addition to regular U.S. federal income taxes. A company qualifies as a personal holding company if (1)(a) more than 50% of the value of the company’s stock is held by five or fewer individuals and (b) at least 60% of the company’s adjusted ordinary gross income constitutes personal holding company income and (2) an exception under the Code does not apply. If we are considered a personal holding company, our undistributed personal holding company income, which is generally taxable income with certain adjustments, including a deduction for federal income taxes and dividends paid, will be taxed at a rate of 20%. Whether or not we are classified as a personal holding company in future years will depend upon the amount of any personal holding company income and the percentage of any outstanding common stock that is beneficially owned, actually or constructively, by our major shareholders. We do not currently expect to file as a personal holding company for our current taxable year.
ABG Inc. may incur tax and other liabilities attributable to the Blocker Companies as a result of the Blocker Mergers.
The Blocker Shareholders hold their interests in ABG LLC through Blocker Companies. Contemporaneously with this offering, ABG Inc. will acquire LLC Common Interests indirectly held by the Blocker Shareholders, pursuant to the Blocker Mergers, in connection with which ABG Inc. will issue the Blocker Shareholders shares of Class B common stock. As the successor to the Blocker Companies, ABG Inc.

will generally succeed to and be responsible for any outstanding or historical tax or other liabilities of the Blocker Companies, including any liabilities that might be incurred as a result of the Blocker Mergers. Any such liabilities for which ABG Inc. is responsible could have an adverse effect on its liquidity and financial condition.
If ABG Inc. was deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of ABG Inc.’s ownership of ABG LLC, applicable restrictions could make it impractical for ABG Inc. to continue its business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that ABG Inc. is an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole managing member of ABG LLC, ABG Inc. will control and operate ABG LLC. On that basis, we believe that ABG Inc.’s interest in ABG LLC is not an “investment security” as that term is used in the 1940 Act. However, if ABG Inc. was to cease participation in the management of ABG LLC, ABG Inc.’s interest in ABG LLC could be deemed an “investment security” for purposes of the 1940 Act.
ABG Inc. and ABG LLC intend to conduct their operations so that ABG Inc. will not be deemed an investment company. However, if ABG Inc. was to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on ABG Inc.’s capital structure and its ability to transact with affiliates, could make it impractical for ABG Inc. to continue its business as contemplated and could have a material adverse effect on our business.
We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements, and the interests of the Voting Group that controls us may differ from those of our public stockholders.
Substantially concurrent with the closing of this offering, the Voting Group, which will hold Class A common stock, Class B common stock, Class C common stock and Class D common stock representing approximately    % of the combined voting power of our common stock, will enter into the Voting Agreement with us. Pursuant to the terms of the Voting Agreement, until such time as no members of the Voting Group are entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors, or the Voting Agreement is otherwise terminated in accordance with its terms, the parties to the Voting Agreement will agree to vote their shares of common stock in favor of the election of the nominees of certain members of the Voting Group to our board of directors upon their nomination by the nominating and corporate governance committee of our board of directors. See “Management — Corporate Governance — Composition of our Board of Directors.” As a result, the Voting Group will have the ability to elect all of the members of our board of directors, and thereby, to control our management and affairs. See “Certain Relationships and Related Party Transactions — Voting Agreement.” The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. We anticipate that the Voting Group will, for the foreseeable future, have this significant influence over our corporate management and affairs, and will be able to control virtually all matters requiring stockholder approval.
Because of the Voting Agreement and the aggregate voting power of the Voting Group, we are considered a “controlled company” for the purposes of                 . As such, we are exempt from certain corporate governance requirements of                 , including:
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the requirement that a majority of the board of directors consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors; and

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the requirement that we have a compensation committee that is composed entirely of independent directors.

Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .
It is possible that the interests of the Voting Group may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, members of the Voting Group may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when ABG Inc. should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authority to our tax reporting positions may take into consideration these tax or other considerations of the Voting Group, which may differ from the considerations of us or our other stockholders. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
In addition, certain of the members of the Voting Group are in the business of making or advising on investments in companies and may hold, and may, from time to time, acquire, interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or the business of our partners. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, none of the Original ABG LLC Equity Owners (including members of the Voting Group) or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. The Original ABG LLC Equity Owners may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.
Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon completion of this offering, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:
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authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

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establishing a classified board of directors so that not all members of our board of directors are elected at one time;

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permitting the removal of directors only for cause;

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prohibiting the use of cumulative voting for the election of directors;

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limiting the ability of stockholders to call special meetings or amend our bylaws;

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requiring all stockholder actions to be taken at a meeting of our stockholders; and

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establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.
In addition, Section 203 of the Delaware General Corporation Law (the “DGCL”), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.
We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our Class A common stock, which could depress the price of our Class A common stock.
Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our Class A common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for our Class A common stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our Class A common stock.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our current or former directors, officers or stockholders to us or to our stockholders; (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or amended bylaws (as either may be amended from time to time); or, (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; provided that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, the choice of forum provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.
The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
Risks Related to This Offering and Ownership of Our Class A Common Stock
Immediately following the consummation of this offering, the Continuing ABG LLC Equity Owners and Management Profits Interests Holders will have the right to have their LLC Interests redeemed pursuant to the terms of the ABG LLC Agreement.
After this offering, we will have an aggregate of more than                 shares of Class A common stock authorized but unissued, including approximately                 shares of Class A common stock issuable upon redemption of LLC Common Interests that will be held by the Continuing ABG LLC Equity Owners. Future redemptions or exchanges of LLC Profits Interests into Class A common stock will have a further dilutive effect on the number of outstanding shares of our Class A common stock. ABG LLC will enter into the ABG LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing ABG LLC Equity Owners and Management Profits Interests Holders will be entitled to have their LLC Interests redeemed for shares of our Class A common stock. We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock that are (i) held by certain of the Continuing ABG LLC Equity Owners, (ii) issuable to such Continuing ABG LLC Equity Owners and certain of the Management Profits Interests Holders upon redemption of LLC Interests and (iii) issuable to our Founder in connection with a Founder Class C Exchange will be eligible for resale, subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.
If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution.
Dilution is the difference between the offering price per share and the pro forma net tangible book value per share of our Class A common stock immediately after the offering. The price you pay for shares of our Class A common stock sold in this offering is substantially higher than our pro forma net tangible book value per share immediately after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $      per share based upon an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus). In addition, you may also experience additional dilution, or potential dilution, upon future equity issuances to investors or to our employees and directors under our Incentive Award Plan and any other equity incentive plans or arrangements we may adopt. As a result of this dilution, investors purchasing shares of Class A common stock in this offering may receive significantly less than the full purchase price that they paid for the stock purchased in this offering in the event of liquidation. See “Dilution.”
We do not know whether a market will develop for our Class A common stock or what the market price of our Class A common stock will be, and as a result it may be difficult for you to sell your shares of our Class A common stock.
Before this offering, there was no public trading market for our Class A common stock. If a market for our Class A common stock does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at an attractive price or at all. We cannot predict the prices at which our Class A common stock will trade. It is possible that in one or more future periods our results of operations may be below the expectations of analysts and investors and, as a result of these and other factors, the price of our Class A common stock may fall.
If our operating and financial performance in any given period does not meet the guidance that we provide to the public, our stock price may decline.
We may provide public guidance on our expected operating and financial results for future periods. Any such guidance will be comprised of forward-looking statements subject to the risks and uncertainties described in this prospectus and in our other public filings and public statements. Our actual results may not always be in line with or exceed any guidance we have provided, especially in times of economic uncertainty. If, in the future, our operating or financial results for a particular period do not meet any guidance we provide or the expectations of securities analysts, or if we reduce our guidance for future periods, the market price of our Class A common stock may decline as well.
If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will rely in part on the research and reports that securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our Class A common stock could decline. If one or more of these analysts cease to cover our Class A common stock, our Class A common stock could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.
The multiple class structure of our common stock may adversely affect the trading market for our Class A common stock.
Certain stock index providers, such as S&P Dow Jones, exclude companies with multiple classes of shares of common stock from being added to certain stock indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the multiple class structure of our common stock may prevent the inclusion of our Class A common stock in such indices, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure and may result in large institutional investors not purchasing shares of our Class A common stock. Any exclusion from stock indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
Our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:
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low revenue growth compared to market expectations;

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our ability to successfully implement our business strategies;

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our ability to acquire new brands and IP and successfully integrate the acquired brands and IP into our existing operations;

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quarterly variations in our operating results compared to market expectations;

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our ability to continue to maintain our brands’ image and reputation and protect our IP;

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changes in trends, the market acceptance of our brands and the preferences of our licensees’ customers;

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adverse publicity about us, the industries we participate in or individual scandals;

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changes in our relationship with key partners;

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announcements of new offerings by us, our licensees or competitors or significant price reductions by our licensees or their competitors;

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stock price performance of our competitors;

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fluctuations in stock market prices and volumes;

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default on our indebtedness;

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actions by competitors;

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changes in senior management or key personnel;

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changes in financial estimates by securities analysts;

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the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

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unfavorable outcomes from any litigation;

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negative earnings or other announcements by us or our competitors;

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downgrades in our credit ratings or the credit ratings of our competitors;

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incurrence of indebtedness or issuances of capital stock;

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global economic, legal, tax and regulatory factors unrelated to our performance; and

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the other factors listed in this “Risk Factors” section.

The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our common stock may prevent investors from being able to sell their Class A common stock at or above the initial public offering price. As a result, you may suffer a loss on your investment.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
Substantial future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon the closing of this offering, we will have                 shares of Class A common stock outstanding (or           shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and                 authorized but unissued shares of Class A common stock that would be issuable upon redemption or exchange of LLC Interests. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
We and each of our directors, executive officers and our other existing security holders, which collectively will hold    % of our outstanding capital stock (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests) after giving effect to this offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for (including the LLC Interests), or that represent the right to receive, shares of common stock during the period from the date of this prospectus continuing through the date                 days after the date of this prospectus, except with the prior written consent of                 . See “Underwriting (Conflicts of Interest).” All of our shares of Class A common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of LLC Interests) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws.
We also intend to enter into a Registration Rights Agreement pursuant to which the shares of Class A common stock that are (i) held by certain of the Continuing ABG LLC Equity Owners, (ii) issuable upon redemption or exchange of LLC Interests held by such Continuing ABG LLC Equity Owners and certain of the Management Profits Interests Holders and (iii) issuable to our Founder in connection with any Founder Class C Exchange will be eligible for resale, subject to certain limitations set forth therein. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issuable under our stock plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover           shares of our Class A common stock.
See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.
In the future, we may also issue additional securities if we need to raise capital, which could constitute a material portion of our then-outstanding shares of common stock.
Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our Class A common stock less attractive to investors.
The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:
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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”);

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

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be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We currently intend to take advantage of each of the reduced disclosure requirements described above, but have irrevocably elected not to take advantage of the extension of time to comply with new or revised accounting standards available under Section 107 of the JOBS Act. We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, and our stock price may be more volatile.
We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure, and the requirements of being a public company may strain our resources and distract our management.
As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission (the “SEC”). Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our expenses related to insurance, legal, accounting, financial and compliance activities, as well as other expenses not currently incurred, and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and there could be a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.
Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, or operating.
As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We may in the future discover material weaknesses in our system of internal financial and accounting controls and procedures that could result in a misstatement of our financial statements. If we are unable to remediate any future material weaknesses, or otherwise maintain effective internal control over financial reporting, we may not be able to report our financial results accurately, prevent fraud, or file our periodic reports in a timely manner, which could adversely affect investor confidence in us and, as a result, our stock price and ability to access the capital markets in the future.

We do not currently expect to pay any cash dividends.
The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are a holding company, and substantially all of our operations are carried out by ABG LLC and its subsidiaries. Under the Credit Facilities, ABG LLC is subject to limitations on its ability to pay cash dividends, and we expect these limitations to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.
We have broad discretion in the use of some of the net proceeds from this offering and may not use them effectively.
ABG Inc. intends to use the proceeds of this offering to purchase newly issued LLC Common Interests as described in “The Transactions” and “Use of Proceeds.” Our management and board of directors will have broad discretion in ABG LLC’s application of the portion of such proceeds designated to be used for general corporate purposes. Accordingly, you will have to rely upon the judgment of our management and board of directors with respect to the use of those proceeds. Our management and board of directors may cause ABG LLC to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management and board of directors to cause ABG LLC to apply these funds effectively could harm our business. Pending the use of these funds, including funds to be used for the repayment of outstanding indebtedness, ABG LLC may invest a portion of the net proceeds from this offering in a manner that does not produce income or that loses value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding the Transactions, future acquisitions and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.
Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:
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our dependence on the continued market acceptance of our brands and our ability to maintain the positive reputation of our brands;

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a decline in consumer spending;

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our ability to successfully compete with other brands;

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our failure to implement our business strategies;

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our failure to manage current and future growth;

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risks related to not wholly owning certain of our brands and other assets;

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the ongoing COVID-19 pandemic;

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fluctuations in our operating results;

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the loss of our Chief Executive Officer, other members of our executive management and other key employees;

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our licensees’ ability to adequately produce, source, market and sell products incorporating our brands or fulfill their obligations under their license agreements;

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our dependence on a substantial portion of our revenue being generated by a limited number of licensees;

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our reliance on our licensees and our ability to maintain good relationships with our licensees;

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our reliance on the accuracy of our licensees’ royalty reports for reporting and collecting our licensing revenue;

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negative publicity resulting from licensees or third party manufacturers engaging in practices that are viewed as unethical or illegal;

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our failure to protect, or the loss of, our IP rights;

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our ability to establish or maintain our trademark rights and registrations;

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third-party claims against our IP assets;

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the enforceability of our rights of publicity with respect to the Entertainment brands that we own today or in the future;

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our failure to identify and successfully acquire additional brands and other IP assets;

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our vulnerability to litigation in the normal course of business;

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our failure to prevent security breaches, cyber-attacks or unauthorized disclosures of personal information;

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actual or perceived failure to comply with laws, regulations, and industry standards related to data privacy, data protection and information security to which we are subject;

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our and our licensees’ failure to comply with laws and regulations in the U.S. and abroad;

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risks associated with our and our licensees’ international operations;

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risks associated with our existing and future debt obligations;

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our inability to raise additional capital necessary to finance our operations, including the acquisition of additional brands;

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our inability to comply with the terms of our Credit Facilities;

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declines in market conditions or the estimated fair value of our assets may require us to write down a portion of our goodwill and other intangible assets;

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our realization of any benefit from the Tax Receivable Agreement and our organizational structure;

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the Voting Group’s control of us; and

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other factors disclosed in “Risk Factors” and elsewhere in this prospectus.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

THE TRANSACTIONS
This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering. The Up-C structure can provide tax benefits and associated cash flow advantages to both the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.
Existing Organization
We currently conduct our business through ABG LLC and its subsidiaries. Prior to the consummation of this offering and the organizational transactions described below, the Original ABG LLC Equity Owners are the only members of ABG LLC. ABG LLC is classified as a partnership for U.S. federal income tax purposes and, as such, in general will not be subject to any entity-level U.S. federal, state or local income taxes. Rather, its taxable income or loss is included in the U.S. federal income tax returns of ABG LLC’s members. However, certain subsidiaries of ABG LLC (including subsidiaries of joint ventures in which subsidiaries of ABG LLC are members) are classified as corporations for U.S. federal income tax purposes and, as such, are subject to entity-level foreign and U.S. federal, state and local income taxes.
ABG Inc. was incorporated as a Delaware corporation on February 1, 2016 to serve as the issuer of the Class A common stock offered hereby and has not engaged in any business or other activities other than in connection with its formation and this offering.
LLC Common Interests
Prior to the commencement of the Transactions, all of the existing common equity interests in ABG LLC, consisting of multiple classes of common units, are owned by the Original ABG LLC Owners, who include the members of the Voting Group. These common equity interests are entitled to participate pro rata in residual distributions by ABG LLC, subject to certain preferences. As described below, in connection with the Transactions, all of the existing common equity interests in ABG LLC will be recapitalized into a single class of LLC Common Interests.
LLC Profits Interests
Prior to the commencement of the Transactions, ABG LLC also has equity interests outstanding in the form of LLC Profits Interests, which are entitled to participate in a sale or other specified capital transactions subject to certain preferences and their respect hurdle amounts or, in certain cases, distributions of operating cash flow from ABG LLC.
The LLC Profits Interests were issued to, and are currently held by:
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the Management Profits Interests Holders, who indirectly hold their LLC Profits Interests through two holding companies, ABG Executive Equity Holdco LLC and ABG Management Equity Holdco LLC; and

•
our Founder, who indirectly holds his LLC Profits Interests, through a holding company, Salter Holdings LLC.

Certain of the LLC Profits Interests vest over specified time periods, subject to the continued service of the applicable employee on each annual vesting date and, in certain cases, acceleration upon an initial public offering. Certain of the LLC Profits Interests are subject to performance-based vesting based on achievement of certain performance targets. As described below, the existing LLC Profits Interests will not be recapitalized in connection with the Transactions and will remain outstanding following this offering.

The following diagram depicts ABG LLC’s organizational structure prior to the Transactions, including this offering. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within ABG LLC’s organization.

(1)
In connection with the Transactions, ABG Inc. will acquire the Blocker Companies pursuant to a series of mergers.

(2)
The Management Profits Interests Holders, who are not reflected in the diagram for simplicity, indirectly hold LLC Profits Interests through two holding companies, ABG Executive Equity Holdco LLC and ABG Management Equity Holdco LLC.

(3)
ABG Spyder, Inc. is held indirectly by ABG LLC. The direct holder is not reflected in the diagram for simplicity.

(4)
ABG LLC’s Operating Subsidiaries include certain non-wholly owned subsidiaries, including certain joint ventures.

Transactions
In connection with the consummation of this offering:
•
we will amend and restate the ABG LLC Agreement, to, among other things, (i) modify ABG LLC’s capital structure by recapitalizing all of the existing common equity interests in

ABG LLC into a single class of LLC Common Interests and (ii) appoint ABG Inc. as the sole managing member of ABG LLC; see “Certain Relationships and Related Party Transactions — ABG LLC Agreement”;
•
we will amend and restate ABG Inc.’s certificate of incorporation to, among other things, provide for four classes of common stock, which are summarized in the following table:

Class of Common Stock	Votes Per Share	Economic Rights
Class A common stock	One	Yes
Class B common stock		Yes
Class C common stock	( per “as-converted” share)	Yes ( per “as-converted” share)
Class D common stock		No
our common stock will generally vote together as a single class on all matters presented to ABG Inc.’s stockholders. We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange;
•
we will issue                 shares of our Class A common stock to the purchasers in this offering (or                 shares of our Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based upon an assumed initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us;

•
we will use all of the net proceeds from this offering (including any net proceeds received upon exercise of the underwriters’ option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus, collectively representing    % of ABG LLC’s outstanding LLC Common Interests (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
we intend to cause ABG LLC to use such proceeds as follows: (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions, (ii) to repay $      million of outstanding First Lien Term Loans and (iii) for general corporate purposes; see “Use of Proceeds;”

•
in exchange for the Spyder Shares held directly or indirectly by the Continuing ABG LLC Equity Owners, we will issue (i)                   shares of our Class A common stock on a one-for-one basis and (ii)                   shares of our Class D common stock, which will be equal to the number of LLC Common Interests held by the Continuing ABG LLC Equity Owners upon the completion of this offering;

•
we will issue (i)                 shares of our Class B common stock to our Founder, in exchange for the LLC Common Interests directly and indirectly held by him and his affiliates, on a one-for-one basis and (ii)                 shares of our Class B common stock to our Founder, in exchange for the Spyder Shares directly and indirectly held by him and his affiliates, on a one-for-one basis;

•
we will issue                 shares of our Class B common stock to the Blocker Shareholders, in exchange for their ownership interests in the Blocker Companies, on a one-for-one basis based upon the LLC Common Interests and Spyder Shares held by such Blocker Companies;

•
ABG Inc. will receive                 Spyder Shares (all of the outstanding Spyder Shares), and ABG LLC will issue                 LLC Common Interests to ABG Spyder, Inc., in each case in connection with the Spyder Transactions;

•
we will issue                 shares of our Class C common stock to our Founder, in exchange for the LLC Profits Interests directly and indirectly held by him, on a one-for-one basis;

•
LLC Profits Interests that will remain outstanding following this offering will be economically similar to stock options. Each such LLC Profits Interest has a per unit hurdle price, which is economically similar to the exercise price of a stock option. Certain of the LLC Profits Interests will be held directly or indirectly by ABG Inc. and convertible in connection with a Founder Class C Exchange, and certain of the LLC Profits Interests will be held by the Management Profits Interests Holders and exchangeable through a Management Profits Interests Exchange;

•
the Continuing ABG LLC Equity Owners will continue to own the LLC Common Interests they received in exchange for their existing membership interests in ABG LLC and will have no economic interests in ABG Inc., other than the shares of Class A common stock received by them in the Spyder Transactions, because the shares of Class D common stock that they own have no economic interests in ABG Inc. (where “economic interests” means the right to receive any distributions, dividends, or liquidation proceeds, whether cash or stock, in connection with common stock);

•
ABG Inc. will enter into the Tax Receivable Agreement that will provide for the payment by ABG Inc. to the TRA Participants collectively, of 85% of the amount of cash savings, if any, in U.S. federal, state and local income taxes (computed using simplifying assumptions to address the impact of state and local taxes) ABG Inc. actually realizes (or, in some circumstances is deemed to realize in the case of an early termination by it, a change in control or a material breach by it of its obligations under the Tax Receivable Agreement, as discussed below) as a result of (i) increases in the tax basis of assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Interests as described under “Certain Relationships and Related Party Transactions — ABG LLC Agreement — LLC Interest Redemption Rights,” (ii) Blocker Tax Attributes, and (iii) certain other tax benefits related to ABG Inc.’s making payments to the TRA Participants under the Tax Receivable Agreement, and ABG Inc. expects to benefit in the form of cash tax savings in amounts equal to 15% of certain tax benefits; and

•
ABG Inc. will enter into (i) the Voting Agreement with the Voting Group and (ii) the Registration Rights Agreement with certain of the Continuing ABG LLC Equity Owners who, upon the consummation of this offering, will own                 shares of ABG Inc.’s Class A common stock and                 shares of ABG Inc.’s Class D common stock, collectively representing approximately    % of the combined voting power of all of ABG Inc.’s common stock (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), the Management Profits Interests Holders and with our Founder, who, together with the Continuing ABG LLC Equity Owners, will control approximately    % of the combined voting power of all of ABG Inc.’s common stock. For a description of the terms of the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following this Offering
Immediately following the completion of the Transactions, including this offering:
•
ABG Inc. will be a holding company and its sole material asset will be LLC Interests of ABG LLC (held directly or indirectly through subsidiaries);

•
ABG Inc. will be the sole managing member of ABG LLC and will control the business and affairs of ABG LLC and its subsidiaries;

•
ABG Inc.’s amended and restated certificate of incorporation and the ABG LLC Agreement will require that (i) ABG Inc. at all times maintain a ratio of (x) one LLC Common Interest owned directly or indirectly by ABG Inc. or ABG Spyder, Inc. for each share of Class A common stock or Class B common stock issued by ABG Inc. and (y) one LLC Profits Interest owned directly or indirectly by ABG Inc. for each share of Class C common stock issued by ABG Inc. (in each case, subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) ABG LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by ABG Inc. and the number of LLC Common Interests owned directly or indirectly by ABG Inc. and ABG Spyder, Inc., (y) a one-to-one ratio between the number of shares of Class C common stock issued by ABG Inc. and the number of LLC Profits Interests owned directly or indirectly by ABG Inc., and (z) a one-to-one ratio between the number of shares of Class D common stock owned by the Continuing ABG LLC Equity Owners and the number of LLC Common Interests owned by the Continuing ABG LLC Equity Owners;
•
ABG Inc. will own, directly or indirectly, LLC Common Interests representing    % of the economic interest in ABG LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and will hold approximately    % of the outstanding LLC Profits Interests;

•
the purchasers in this offering (i) will own                 shares of Class A common stock, representing approximately    % of the combined voting power of all of ABG Inc.’s common stock (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own    % of the economic interest in ABG Inc. (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through ABG Inc.’s direct or indirect ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to ABG Inc.’s percentage economic interest in ABG LLC) approximately    % of the economic interest in ABG LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
our Founder (i) will own                 shares of our Class B common stock and                 shares of our Class C common stock, representing in the aggregate approximately    % of the combined voting power of all of ABG Inc.’s common stock (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own    % of the economic interest in ABG Inc. (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through ABG Inc.’s direct or indirect ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to ABG Inc.’s percentage economic interest in ABG LLC) approximately    % of the economic interest in ABG LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); for information regarding our Founder’s voting power and how our Founder’s economic interests could change based on the initial offering price and our future trading price of our Class A common stock (due primarily to our Founder’s ownership of our Class C common stock) see “Prospectus Summary — Summary of the Transactions — Ownership of Voting Rights” and “Prospectus Summary — Summary of the Transactions — Ownership of Economic Rights”;

•
the Blocker Shareholders (i) will own                 shares of Class B common stock, representing approximately    % of the combined voting power of all of ABG Inc.’s common stock (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own    % of the economic interest in ABG Inc. (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through ABG Inc.’s direct or indirect ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to ABG Inc.’s percentage economic interest in ABG LLC) approximately    % of the economic interest in ABG LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the Continuing ABG LLC Equity Owners will own (i) LLC Common Interests, representing    % of the economic interest in ABG LLC (or    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and

(ii) through their ownership of Class D common stock, approximately    % of the voting power in ABG Inc. (or approximately    %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in ABG Inc. Following the offering, each LLC Common Interest held by the Continuing ABG LLC Equity Owners will be redeemable, at the election of such members, for newly-issued shares of Class A common stock on a one-for-one basis. ABG Inc.’s board of directors, which will include directors who hold LLC Common Interests or are affiliated with holders of LLC Common Interests and may include such directors in the future, may, at its option, instead cause a cash payment to be made in an amount equal to a volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of ABG LLC Agreement. See “Certain Relationships and Related Party Transactions — ABG LLC Agreement.”
Immediately following this offering, ABG Inc. will be a holding company and its sole material asset will be the LLC Interests ABG Inc. directly or indirectly purchases (including in connection with the Spyder Transactions) from ABG LLC and acquires from our Founder and through the Blocker Mergers. As the sole managing member of ABG LLC, ABG Inc. will operate and control all of the business and affairs of ABG LLC and, through ABG LLC and its subsidiaries, conduct its business. Accordingly, although ABG Inc. will have a minority economic interest in ABG LLC, it will have the sole voting interest in, and control the management of, ABG LLC. As a result, ABG Inc. will consolidate ABG LLC in its consolidated financial statements and will report a non-controlling interest related to the LLC Common Interests held by the Continuing ABG LLC Equity Owners on its consolidated financial statements. ABG Inc. will have a board of directors and executive officers, but will have no employees. The functions of all of ABG Inc.’s employees are expected to reside at ABG LLC and/or its subsidiaries.
The following diagram shows our organizational structure after giving effect to the Transactions, including this offering, assuming (i) an initial public offering share price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) no exercise by the underwriters of their option to purchase additional shares of Class A common stock. This diagram is provided for illustrative purposes only and does not purport to represent all legal entities within our organization.

(1)
The Management Profits Interests Holders hold             LLC Profits Interests, representing a     % economic interest in ABG LLC. Such LLC Profits Interests may be exchanged for        shares of Class A common stock based on an initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus). Assuming such exchange of LLC Profits Interests for        shares of Class A common stock, the Management Profits Interests Holders would hold a     % economic interest in ABG Inc., and the economic and voting interests in ABG Inc. of the other shareholders as reflected in this diagram would be reduced.

(2)
Our Operating Subsidiaries include certain non-wholly owned subsidiaries, including certain joint ventures. As a result, ABG Inc. will record a significant non-controlling interest related to the ownership interests in such subsidiaries that are held by third parties.

For additional information regarding our stockholders and the holders of LLC Interests, see “Principal Stockholders.”
Ownership of Economic Interests
Upon completion of the Transactions, including this offering, and assuming an initial offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and an offering size of $      million, the economic interests in ABG Inc. owned by investors in this offering and the Original ABG LLC Equity Owners will be as follows:
	ABG Inc. Basic		Fully Converted Basic		Fully Converted Diluted
	Shares of Common Stock(1)	Economic Interest	Shares of Common Stock(2)	Economic Interest	Shares of Common Stock(3)	Economic Interest
Shareholders of ABG Inc.
Investors in this offering
Founder
Blocker Shareholders
Continuing ABG LLC Equity Owners
Sub-Total
Members of ABG LLC
Continuing ABG LLC Equity Owners	—	—
Management Profits Interests Holders	—	—
Sub-Total	—	—
Total

(1)
Reflects the number of shares of Class A common stock, Class B common stock and/or Class C common stock held. The economic rights of the Class C common stock held by our Founder are measured on an “as-converted” basis based on the shares of Class A common stock that our Founder would receive for such shares of Class C common stock through a Founder Class C Exchange based on the assumed initial offering price. If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering would be                 .

(2)
Assumes the exchange of all outstanding LLC Common Interests for shares of our Class A common stock on a one-for-one basis.

(3)
Reflects the number of shares of our Class A common stock and Class B common stock that would be outstanding if: (i) all LLC Common Interests were exchanged for shares of our Class A common stock on a one-for-one basis, (ii) all shares of our Class C common stock were converted into Class A common stock in connection with Founder Class C Exchanges based on the assumed initial offering price and (iii) all vested LLC Profits Interests held by Management Profits Interests Holders were exchanged for Class A common stock based on the assumed initial offering price.

The economic rights in ABG Inc. owned by our Founder, as a shareholder of ABG Inc., and the Management Profits Interests Holders, as members of ABG LLC, as reflected in the table above will vary depending on, among other things, the satisfaction of certain performance-based vesting conditions and the extent to which the LLC Profits Interests are “in the money.” The following tables summarize the LLC Profits Interests and their applicable performance-based vesting conditions:
		ABG LLC	ABG Inc.
	Weighted Average Per-Unit	Basic	Fully Converted Diluted	Fully Converted Diluted
	Hurdle Price(1)	Interests(2)	Shares(3)	Shares(4)
LLC Profits Interests held by ABG Inc.
		ABG LLC	ABG Inc.
	Weighted Average Per-Unit	Basic	Fully Converted Diluted	Fully Converted Diluted
	Hurdle Price(5)	Interests(6)	Shares(7)	Shares(8)
LLC Profits Interests held by Management Profits Interests Holders

(1)
Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). In connection with a Founder Class C Exchange, LLC Profits Interests that are held directly or indirectly by ABG Inc. are exchanged for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock that our Founder receives for Class C common stock in such Founder Class C Exchange.

(2)
Reflects the number of outstanding LLC Profits Interests.

(3)
Reflects the number of shares of Class A common stock that could be issued to our Founder in a Founder Class C Exchange, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

(4)
Reflects the number of shares of Class A common stock that would be issued to our Founder if all shares of Class C common stock were converted into shares of Class A common stock on a one-for-one basis (regardless of the in-the-money value applicable to the LLC Profits Interests held directly or indirectly by ABG Inc.)

(5)
Reflects distribution thresholds, expressed as a per unit hurdle price on a weighted-average basis (similar to an exercise price for stock options). Each LLC Profits Interest that is held by a Management Profits Interests Holder will be exchangeable by its holder into a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.

(6)
Reflects the number of outstanding LLC Profits Interests.

(7)
Reflects the number of shares of Class A common stock that would be issued to Management Profits Interests Holders if all LLC Profits Interests held by the Management Profits Interests Holders were exchanged for Class A common stock in respect of their in-the-money value, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).

(8)
Reflects the number of shares of Class A common stock that would be issued to Management Profits Interests Holders if all LLC Profits Interests held by the Management Profits Interests Holders were exchanged into Class A common stock on a one-for-one basis (regardless of their in-the-money value).

For illustrative purposes only, the following table shows how the number of economic interests in ABG Inc. would vary at various initial public offering prices and future trading prices per share of our Class A common stock after the completion of this offering. Because the economic rights of the Class C common stock held by our Founder are measured on an “as-converted” basis based on the shares of Class A common stock that our Founder would receive for such shares of Class C common stock in connection with a Founder Class C Exchange, his Class C holdings are reflected on an “as-converted” basis in each of the below columns:
	ABG Inc. Basic	Fully Converted Basic	Fully Converted Diluted
Hypothetical Price Per Share of Class A Common Stock	Shares(1)	Shares(2)	Shares(3)
$
$
$
$
$
$
$
$
$

(1)
Reflects the number of shares of Class A common stock, Class B common stock and Class C common stock then outstanding.

(2)
Reflects the number of shares of Class A common stock, Class B common stock and Class C common stock that would be outstanding if all LLC Common Interests were exchanged for shares of our Class A common stock.

(3)
Reflects the number of shares of our Class A common stock, Class B common stock and Class C common stock that would be outstanding if (i) all LLC Common Interests were exchanged for shares of our Class A common stock and (ii) all LLC Profits Interests were exchanged for Class A common stock in respect of their in-the-money value at such hypothetical price per share.

Ownership of Voting Rights
Upon completion of the Transactions, including this offering, and assuming an initial offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), and an offering size of $      million, the combined voting power in ABG Inc. will be as follows:
	No Option Exercise by the Underwriters	Full Option Exercise by the Underwriters
	Votes	Votes
	Total %	Total %
Investors in this offering	%	%
Founder	%	%
Blocker Shareholders	%	%
Continuing ABG LLC Equity Owners	%	%
Total	%	%

The following table sets forth the voting rights applicable to the common stock holdings of the various stockholders of ABG Inc. included in the table above:
	Shares				Votes
	Class A(1)	Class B	Class C(2)	Class D	Total	%
Investors in this offering						%
Founder						%
Blocker Shareholders						%
Continuing ABG LLC Equity Owners						%
Total						%

(1)
If the underwriters exercise in full their option to purchase additional shares of our Class A common stock, the number of shares of Class A common stock owned by investors in this offering, and in the table above, would be                 .

(2)
The voting power of shares of Class C common stock immediately following the Transactions will vary depending on the initial public offering price in this offering (and thereafter, depending on the future trading price of our Class A common stock). Each share of Class C common stock is convertible into shares of Class A common stock and will entitle its holder to a number of votes, on all matters presented to our stockholders generally, equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date on all matters presented to our stockholders generally. An increase in the assumed initial public offering price (or future trading price of our Class A common stock) would result in an increase in the number of shares of Class A common stock that would be issued in the event of a conversion from Class C common stock to Class A common stock, and in turn, an increase in the voting power of shares of our Class C common stock. In contrast, a decrease in the assumed initial public offering price (or future trading price of our Class A common stock) would result in a decrease in the number of shares of Class A common stock that would be issued in the event of a conversion from Class C common stock to Class A common stock, and in turn, a decrease in the voting power of shares of our Class C common stock. Such resulting increase or decrease will depend in large part on the per unit hurdle prices applicable to the LLC Profits Interests that will be held directly or indirectly by ABG Inc. following the Transactions.

For illustrative purposes only, the table below sets forth the voting power of the outstanding shares of Class C common stock, all of which are held by our Founder, immediately following the Transactions (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock), at various initial public offering prices. For illustrative purposes, we have assumed that (i) the number of shares of Class A common stock, Class B common stock and Class D common stock issued to investors in this offering and to our Founder, the Blocker Shareholders and the Continuing ABG LLC Equity Owners, as applicable, in connection with the Transactions will remain the same regardless of the initial price offering price in this offering, (ii) the number of shares of Class C common stock issued to our Founder in connection with the Transactions will remain the same regardless of the initial public offering price in this offering and (iii) all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the closing of this offering. We do not expect the performance-based vesting conditions applicable to certain of the LLC Profits Interests (as described below) to be satisfied in connection with this offering; however, such conditions may be satisfied if the future trading price of our Class A common stock meets or exceeds certain thresholds.

Assumed IPO Price	Class C Shares Held by our Founder	Class A Shares Issuable if All Class C Shares Were to Convert	Voting Power of Class C Shares
$			%
$			%
$			%
$			%
$			%
$			%
$			%
$			%
$			%
For illustrative purposes only, the table below also sets forth the voting power of the shares of Class C common stock held by our Founder following the Transactions, at various hypothetical future trading prices per share of our Class A common stock that correspond to the three performance-based vesting thresholds of $80.00, $104.00, and $120.00 per share of Class A common stock that are described in further detail in “Prospectus Summary — Securities Outstanding at Assumed Offering Price and at Future Trading Prices.” For illustrative purposes, we have assumed that (i) a total of        shares of common stock are outstanding immediately after this offering and at the time each of the three performance-based vesting thresholds is met, in each case consisting of        shares of Class A common stock,        shares of Class B common stock,        shares of Class C common stock and        shares of Class D common stock and (ii) all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the time each of the three performance-based vesting thresholds is met.
Hypothetical Trading Price Per Share	Class C Shares Held by our Founder	Class A Shares Issuable if All Class C Shares Were to Convert	Voting Power of Class C Shares
$80.00			%
$104.00			%
$120.00			%
Securities Outstanding at Assumed Offering Price and at Future Trading Prices
The number of shares of Class A common stock issuable in connection with a Founder Class C Exchange and a Management Profits Interests Exchange immediately following the Transactions will vary, depending on the initial public offering price in this offering (and thereafter, depending on the future trading price of our Class A common stock). An increase in the assumed initial public offering price (or future trading price of our Class A common stock) would result in an increase in the number of shares of Class A common stock issuable in connection with each of a Founder Class C Exchange and a Management Profits Interests Exchange, while a decrease in the assumed initial public offering price (or future trading price of our Class A common stock) would result in a decrease in the number of shares of Class A common stock issuable in connection with each of a Founder Class C Exchange and a Management Profits Interests Exchange. Such resulting increase or decrease will depend in part on the per unit hurdle prices applicable to the LLC Profits Interests.
For illustrative purposes only, the table below sets forth the number of shares of Class A common stock issuable in connection with such exchanges immediately following the Transactions (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock), at various initial public offering prices. For illustrative purposes, we have assumed that all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the closing of this offering. We do not expect the performance-based vesting conditions applicable to certain of the LLC Profits

Interests (as described below) to be satisfied in connection with this offering; however, such conditions may be satisfied if the future trading price of our Class A common stock meets or exceeds certain thresholds.
Assumed IPO Price	Class A Issuable in this Offering and the Transactions	Class A Issuable in Founder Class C Exchanges and Management Profits Interests Exchanges	Total Class A Issuable	Percentage of Total Class A Issuable Attributable to Founder Class C Exchanges and Management Profits Interests Exchanges
$				%
$				%
$				%
$				%
$				%
$				%
$				%
$				%
$				%
Following this offering, certain of the outstanding LLC Profits Interests will be subject to performance-based vesting conditions, vesting in three equal tranches based on the average closing trading price of our Class A common stock on the          over a period of twenty-five consecutive trading days meeting thresholds of $80.00 per share, $104.00 per share and $120.00 per share. For illustrative purposes only, the table below sets forth the number of shares of Class A common stock issuable in connection with a Founder Class C Exchange and a Management Profits Interests Exchange following the Transactions, at various hypothetical future trading prices per share of our Class A common stock that correspond to the three performance-based vesting thresholds. Each hypothetical future trading price set forth in the table below reflects the average closing trading price of our Class A common stock on the          over a period of twenty-five consecutive trading days. For illustrative purposes, we have assumed that all of the time-based vesting conditions applicable to certain of the LLC Profits Interests will have been satisfied at the time each of the three performance-based vesting thresholds is met.
Hypothetical Trading Price Per Share	Class A Issuable in this Offering and the Transactions	Class A Issuable in Founder Class C Exchanges and Management Profits Interests Exchanges	Total Class A Issuable	Percentage of Total Class A Issuable Attributable to Founder Class C Exchanges and Management Profits Interests Exchanges
$80.00				%
$104.00				%
$120.00				%
See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for additional information regarding the rights associated with our capital stock and the LLC Interests.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $      , assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions, but before estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase                 newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus.
We intend to cause ABG LLC to use such proceeds as follows: (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions, (ii) to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans and (iii) for general corporate purposes. Our management and board of directors will have broad discretion over the uses of any net proceeds in this offering to be used for general corporate purposes.
If the underwriters exercise their option to purchase additional shares of Class A common stock in full, we estimate that our additional net proceeds will be approximately $      . We will use the additional net proceeds we receive pursuant to any exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase additional LLC Common Interests from ABG LLC to maintain the one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Common Interests owned directly or indirectly by us. We intend to cause ABG LLC to use the proceeds it receives from any exercise of the underwriters’ option for general corporate purposes.
The First Lien Term Loans mature in September 2024, and as of March 31, 2021, the aggregate outstanding principal amount of First Lien Term Loans was $1,795.9 million, consisting of $1,596.9 million of outstanding Existing First Lien Term Loans and $199.0 million of outstanding Incremental Amendment No. 5 Term Loans. As of March 31, 2021, the interest rate for the Existing First Lien Term Loans outstanding under the First Lien Credit Agreement was 4.0% per annum, and the interest rate for the Incremental Amendment No. 5 Term Loans outstanding under the First Lien Credit Agreement was 6.25% per annum.
Certain of the underwriters and/or their affiliates are lenders under our First Lien Credit Agreement and, as such, may receive a portion of the net proceeds from this offering that are used to repay the First Lien Term Loans. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Underwriting (Conflicts of Interest) — Conflicts of Interest.”

CAPITALIZATION
The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2021, as follows:
•
of ABG LLC and its subsidiaries on an actual basis;

•
of ABG Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•
of ABG Inc. and its subsidiaries on a pro forma as adjusted basis to give effect to (i) the Transactions, including our issuance and sale of                 shares of Class A common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, after (a) deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (b) the application of the proceeds from the offering, each as described under “Use of Proceeds” and (ii) the SPV Term Loan Repayment.

For more information, please see “The Transactions,” “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Information” elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
	As of March 31, 2021
(in thousands, except share and per share data)	Historical Authentic Brands Group LLC	Pro Forma Authentic Brands Group Inc.	Pro Forma As Adjusted Authentic Brands Group Inc.(6)
Cash and cash equivalents	$457,318	$	$
Indebtedness(1):
Revolver(2)	—
First Lien Term Loans(2)(3)	1,795,905
SPV Term Loan(2)(3)	46,875
Total indebtedness	1,842,780
ABG LLC redeemable non-controlling interest	22,008
Total equity:
ABG LLC members’ equity	640,949
Class A common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, Authentic Brands Group Inc. pro forma	—
Class B common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, Authentic Brands Group Inc. pro forma	—
Class C common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, Authentic Brands Group Inc. pro forma	—
Class D common stock, par value $0.001 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, Authentic Brands Group Inc. pro forma	—
Preferred stock, par value $0.001 per share, no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, Authentic Brands Group Inc. pro forma	—
Additional paid-in capital	—
Accumulated deficit	—
Non-controlling interest in ABG LLC subsidiaries(4)	282,414
Non-controlling interest in ABG LLC(5)	—
Total members’ /stockholders’ equity	923,363
Total capitalization	$2,788,151	$	$

(1)
See “Description of Indebtedness” for a description of our currently outstanding indebtedness.

(2)
The historical data for these items reflect principal amounts outstanding under our Credit Facilities and the SPV Term Loan and do not reflect any original issue discount. In June 2021, we repaid all amounts outstanding under the SPV Term Loan and terminated all outstanding commitments thereunder. See ‘‘Prospectus Summary — Recent Developments — SPV Term Loan Repayment.’’

(3)
The pro forma as adjusted data for this item give effect to the repayment of $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans and to the SPV Term Loan Repayment. See “Use of Proceeds” and “Prospectus Summary — Recent Developments — SPV Term Loan Repayment.” In April 2021, we made a $72.0 million mandatory payment related to the portion of the Excess Cash Flow pursuant to the First Lien Credit Agreement. After this payment, the outstanding balance of the First Lien Term Loans was $1,723 million.

(4)
Represents minority interests in certain subsidiaries of ABG LLC, which will continue to exist after the Transactions.

(5)
On a pro forma basis, includes the LLC Common Interests not owned directly or indirectly by us, which represents    % of ABG LLC’s outstanding common equity. The Continuing ABG LLC Equity Owners will hold the non-controlling interest in ABG LLC. ABG Inc. will hold    % of the economic interests in ABG LLC and the Continuing ABG LLC Equity Owners will hold    % of the economic interests in ABG LLC.

(6)
A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares offered in this offering by us would increase (decrease) the pro forma amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $      , assuming that the price per share for the offering remains at $      (which is the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include (i)                 shares of Class A common stock reserved for issuance under our Incentive Award Plan as described in “Executive Compensation — New Incentive Plan and Compensation Arrangements,” (and excludes any potential annual evergreen increases pursuant to the terms of the Incentive Award Plan) and (ii)                 shares of Class A common stock issuable to the Continuing ABG LLC Equity Owners upon redemption or exchange of their LLC Common Interests as described in “Certain Relationships and Related Party Transactions — ABG LLC Agreement.”
The table assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock, Class B common stock or Class C common stock. Holders of our Class D common stock are not entitled to participate in any dividends declared by our board of directors. Any future determination to pay dividends to holders of Class A common stock, Class B common stock or Class C common stock will be at the discretion of ABG Inc.’s board of directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in debt agreements and other factors that ABG Inc.’s board of directors deems relevant.
ABG Inc. is a holding company, and substantially all of our operations are carried out by ABG LLC and its subsidiaries. Additionally, under the terms of the Credit Facilities, ABG LLC is subject to limitations on its ability to pay cash dividends, and we expect these limitations to continue in the future, which may in turn limit our ability to pay dividends on our common stock. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Risk Factors — Risks Related to this Offering and Ownership of Class A Common Stock — We do not currently expect to pay any cash dividends.”
Following this offering and subject to funds being legally available, we intend to cause ABG LLC to make distributions to each of its members, including ABG Inc., in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow ABG Inc. to make payments under the Tax Receivable Agreement, and non-pro rata payments to ABG Inc. to reimburse it for corporate and other overhead expenses.
To the extent that the tax distributions ABG Inc. receives exceed the amounts ABG Inc. actually requires to pay taxes and other expenses and make payments under the Tax Receivable Agreement (because of the lower tax rate applicable to ABG Inc. than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of ABG LLC may be required to be allocated to partners in ABG LLC other than ABG Inc.), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing ABG Inc. to contribute such excess cash (net of any operating expenses) to ABG LLC. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock as well as other shares of common stock in ABG Inc. and LLC Interests after accounting for such contribution, ABG LLC and ABG Inc., as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding LLC Interests and corresponding shares of Class A common stock, as well as corresponding adjustments to the other shares of common stock in ABG Inc. To the extent that ABG Inc. contributes such excess cash to ABG LLC (and undertakes such ameliorative actions), a holder of Class A common stock or other shares of common stock in ABG Inc. would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in ABG LLC represented by such holder’s Class A common stock or other shares of common stock in ABG Inc. To the extent that ABG Inc. does not distribute such excess cash as dividends or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of ABG LLC (not including ABG Inc.) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Interests for shares of the Class A common stock, notwithstanding that such member may previously have participated as holders of LLC Interests in distributions by ABG LLC that resulted in such excess cash balances at ABG Inc.

DILUTION
The Continuing ABG LLC Equity Owners will own LLC Common Interests after the Transactions. Because the Continuing ABG LLC Equity Owners do not own any Class A common stock or have any right to receive distributions from ABG Inc., we have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Common Interests (other than ABG Inc.) had their LLC Common Interests redeemed or exchanged for newly-issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class D common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from ABG Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Common Interests for shares of Class A common stock as described in the previous sentence as the “Assumed Redemption.”
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock, Class B common stock and Class C common stock after the offering. ABG LLC’s pro forma net tangible book value as of March 31, 2021 prior to this offering and after giving effect to the Transactions (excluding this offering) and the Assumed Redemption was $      million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, Class B common stock and Class C common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock, Class B common stock and Class C common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock, Class B common stock and Class C common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of March 31, 2021 after this offering would have been approximately $      , or $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of March 31, 2021 before this offering(1)	$
Increase per share attributable to new investors in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors in this offering		$

(1)
The computation of pro forma net tangible book value per share as of March 31, 2021 before this offering is set forth below and does not reflect the exchange of any LLC Profits Interests:

(in thousands, except share and per share data)
Numerator
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$
Denominator
Shares of Class A common stock to be outstanding immediately prior to this offering
Assumed Redemption
Shares of Class B common stock to be outstanding immediately prior to this offering
Shares of Class C common stock to be outstanding immediately prior to this offering
Total
Pro forma net tangible book value per share	$

(a)
Gives pro forma effect to the Transactions (other than this offering) and the Assumed Redemption.

(1)
The computation of pro forma net tangible book value per share as of March 31, 2021, after giving effect to this offering, is set forth below and does not reflect the exchange of any LLC Profits Interests:

(in thousands, except share and per share data)
Numerator
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$
Denominator
Shares of Class A common stock to be outstanding immediately after to this offering
Assumed Redemption
Shares of Class B common stock to be outstanding immediately after to this offering
Shares of Class C common stock to be outstanding immediately after to this offering
Total
Pro forma net tangible book value per share	$

(a)
Gives pro forma effect to the Transactions (including this offering) and the Assumed Redemption.

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share after this offering by approximately $      , and the dilution in pro forma net tangible book value per share to new investors by approximately $      , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our Class A common stock in full in this offering, the pro forma net tangible book value after the offering would be $      per share, the increase in pro forma net tangible book value per share to existing stockholders would be

$      and the dilution per share to new investors in this offering would be $      per share, in each case assuming an initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, as of March 31, 2021 after giving effect to the Transactions (including this offering), the differences between the Original ABG LLC Equity Owners and new investors in this offering with regard to:
•
the number of shares of Class A common stock purchased from us by new investors in this offering and the number of shares of Class A common stock, Class B common stock and Class C common stock issued to the Original ABG LLC Equity Owners after giving effect to the Assumed Redemption,

•
the total consideration paid to us in cash by new investors purchasing shares of Class A common stock in this offering and by the Original ABG LLC Equity Owners including historical cash contributions, and

•
the average price per share that such Original ABG LLC Equity Owners and new investors paid.

The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Original ABG LLC Equity Owners(1)		%	$	%	$
New investors
Total		%	$	%	$

(1)
Does not reflect the exchange of any LLC Profits Interests.

Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all shareholders by $      , assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions but before estimated offering expenses.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class D common stock, because holders of the Class D common stock are not entitled to distributions or dividends, whether cash or stock, from ABG Inc. The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of March 31, 2021, after giving effect to the Transactions and the Assumed Redemption, and excludes                 shares of Class A common stock reserved for issuance under our Incentive Award Plan as described in “Executive Compensation — New Incentive Plan and Compensation Arrangements,” which became effective in connection with this offering (and which excludes any potential annual evergreen increase pursuant to the terms of the Incentive Award Plan) and                 shares of Class A common stock issuable in connection with Founder Class C Exchanges and Management Profits Interests Exchanges based on an assumed initial public offering of $      per share. To the extent all of such outstanding options had been exercised and awards had been settled as of March 31, 2021 and LLC Profits Interests had been exchanged for such shares of Class A common stock, the pro forma net tangible book value per share after this offering would be $      , and total dilution per share to new investors would be $      .
If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the number of shares held by new investors will increase to                 , or approximately    % of the total number of shares of our Class A common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present the selected historical consolidated financial data for Authentic Brands Group LLC and its subsidiaries. Authentic Brands Group LLC is the predecessor of the issuer, ABG Inc., for financial reporting purposes. The selected consolidated statement of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and December 31, 2020 are derived from the audited consolidated financial statements of Authentic Brands Group LLC and its subsidiaries contained herein. The selected consolidated statement of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from the audited consolidated financial statements of Authentic Brands Group LLC and its subsidiaries that are not included in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2020 and 2021, and the consolidated balance sheet data as of March 31, 2021, are derived from the unaudited consolidated financial statements of Authentic Brands Group LLC and its subsidiaries contained herein. In our opinion, the unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of such financial information.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period and the results for any interim period are not necessarily indicative of the results that may be expected for a full year. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The selected historical financial data of ABG Inc. have not been presented, as ABG Inc. has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
	Historical Authentic Brands Group LLC
	Year ended December 31,					Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2018	2019	2020	2020	2021
Consolidated statement of operations data:
Revenue
Licensing revenue	$164,743	$236,888	$323,633	$469,281	$471,340	$117,361	$153,299
Commission and other income	540	398	7,394	11,107	17,602	3,180	6,804
Total revenue	165,283	237,286	331,027	480,388	488,942	120,541	160,103
Costs and operating expenses
Payroll and consulting	29,034	64,665	44,938	78,956	79,560	17,124	24,484
Marketing direct costs	12,009	17,124	16,773	24,037	24,427	2,119	4,380
General and administrative expenses	21,095	27,804	26,604	39,408	33,464	8,310	8,950
Impairment of trademarks	2,600	900	—	4,742	43,447	—	—
Revaluation of contingent consideration related to acquisitions	2,012	2,951	1,230	1,259	(2,918)	266	157
Write off of intangible assets	—	—	—	113	—	—	—
Depreciation and amortization	4,970	5,192	6,913	9,854	8,758	1,989	2,581
Total costs and operating expenses	71,720	118,636	96,458	158,369	186,738	29,808	40,552
Operating income	93,563	118,650	234,569	322,019	302,204	90,733	119,551
Other income (expense)

	Historical Authentic Brands Group LLC
	Year ended December 31,						Three months ended March 31,
(in thousands, except share and per share data)	2016	2017	2018	2019	2020		2020	2021
Loss on modification and extinguishment of loan	(95)	(3,045)	(2,016)	—		(5,643)	(5,011)		(253)
Interest expense	(42,304)	(53,120)	(98,276)	(120,717)		(93,258)	(23,543)		(22,912)
Interest income	140	228	847	768		2,589	207		934
Unrealized gain (loss) on investments	—	—	—	(3,783)		1,368	(824)		1,015
Realized gain (loss) on sale of investments	—	—	—	(93,877)		656	—		766
Gain from Tilray amendment	—	—	—	—		37,148	37,148		—
Other income, net	19,630	2,344	19,900	2,720		14,803	2,942		1,356
Income from operations before income tax expense and equity in net income (share in losses) of investments accounted under the equity method	70,934	65,057	155,024	107,130		259,867	101,652		100,457
Income tax expense (benefit)	7,529	(202)	7,365	18,738		26,774	4,923		6,489
Equity in net income (share in losses) of investments accounted under the equity method	(2,170)	611	15,169	8,142		(7,820)	(35,927)		200,967
Net income from continuing operations	61,235	65,870	162,828	96,534		225,273	60,802		294,935
Income (loss) from discontinued operations, net of tax expense	(5,390)	1,745	581	—		—	—		—
Net income	55,845	67,615	163,409	96,534		225,273	60,802		294,935
Net income attributable to non-controlling interests	10,761	27,669	13,402	24,053		14,274	6,600		16,791
Net income attributable to ABG LLC	$45,084	$39,946	$150,007	$72,481		$210,999	$54,202		$278,144
Pro forma net income per share data (unaudited)(1)(2):
Pro forma weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding:
Basic
Diluted
Pro forma net income available to Class A common stock, Class B common stock and Class C common stock per share:
Basic					$			$
Diluted					$			$
	Historical Authentic Brands Group LLC
	As of December 31,				As of March 31,
(in thousands)	2016	2017	2018	2019	2020	2021
Consolidated balance sheet data:
Cash and cash equivalents	$39,304	$24,804	$80,690	$92,859	$252,722	$457,318
Total assets(3)	841,759	1,159,155	2,028,273	2,311,901	2,759,930	3,234,841

	Historical Authentic Brands Group LLC
	As of December 31,				As of March 31,
(in thousands)	2016	2017	2018	2019	2020	2021
Total liabilities(3)	735,974	1,124,111	1,816,735	2,059,050	2,252,691	2,289,470
Non-controlling interest in ABG LLC subsidiaries(4)	93,918	144,259	217,743	199,553	239,894	282,414
ABG LLC members’ equity	11,867	(109,215)	(6,205)	53,298	245,418	640,949
	Historical Authentic Brands Group LLC
	Year ended December 31,					Three months ended March 31,
(in thousands)	2016	2017	2018	2019	2020	2020	2021
Consolidated statement of cash flows data:
Net cash provided by operating activities	$74,616	$88,704	$123,710	$249,855	$281,426	$71,945	$110,452
Net cash (used in) provided by investing activities	(58,342)	(215,715)	(602,651)	(172,254)	(297,898)	(100,079)	48,797
Net cash (used in) provided by financing activities	(3,088)	112,511	534,827	(65,432)	176,335	102,809	45,347
	Historical Authentic Brands Group LLC
	Year ended December 31,					Three months ended March 31,
(dollar amounts in thousands)	2016	2017	2018	2019	2020	2020	2021
Other data:
Adjusted EBITDA(5)	$120,987	$148,378	$234,871	$352,440	$373,347	$94,739	$120,496
Adjusted EBITDA Margin(5)	73%	63%	71%	73%	76%	79%	75%
Capital Expenditures	$518	$238	$528	$6,176	$12,323	$9,341	$208
Adjusted Free Cash Flow(5)	$120,469	$148,140	$234,343	$346,264	$361,024	$85,398	$120,288
Adjusted Free Cash Flow Conversion(5)	100%	100%	100%	98%	97%	90%	100%

(1)
Pro forma figures give effect to the Transactions, including this offering, as well as certain other items, including the 2020 F21 and JCP Acquisitions. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2)
See Note 6 to the unaudited pro forma consolidated statements of operations in “Unaudited Pro Forma Consolidated Financial Information” for the computations of the pro forma weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding.

(3)
We adopted ASU 2016-2, “Leases” (“ASU 2016-02”) effective January 1, 2019. With the adoption of ASU 2016-2, our total assets and total liabilities as of December 31, 2019 and 2020 and as of March 31, 2021 now includes right of use of assets and the related lease liabilities. Total assets and total liabilities prior to January 1, 2019 did not include those lease assets and liabilities. See the 2019 and 2020 audited consolidated financial statements included in this prospectus.

(4)
This represents the combined balance of all non-controlling interests in ABG LLC subsidiaries, which are presented separately in the consolidated balance sheet as redeemable controlling interests and non-controlling interests for accounting purposes.

(5)
See “Non-GAAP Financial Measures” for definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are included in this prospectus because they are key metrics used by management and our board of directors to assess our financial performance and by analysts, investors and other interested parties to evaluate companies in our industry. Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are also included in this prospectus because management believes they are useful measures of liquidity and are an additional basis for assessing our ability to generate cash.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income as a measure of financial performance or net cash flows from operations as a measure of liquidity, or any other performance measure derived in accordance with GAAP. Additionally, these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. These measures are also not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion. Our measures of EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.
A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below:
	Year ended December 31,					Three months ended March 31,
(in thousands)	2016	2017	2018	2019	2020	2020	2021
Net income	$55,845	$67,615	$163,409	$96,534	$225,273	$60,802	$294,935
Add (Deduct):
Income tax expense (benefit)	7,529	(202)	7,365	18,738	26,774	4,923	6,489
Depreciation and amortization	4,970	5,192	6,913	9,854	8,758	1,989	2,581
Interest expense, net	42,164	52,892	97,429	119,949	90,669	23,336	21,978
EBITDA	$110,508	$125,497	$275,116	$245,075	$351,474	$91,050	325,983
Other adjustments:
Income attributable to non-controlling interest	(10,761)	(27,669)	(13,402)	(24,053)	(14,274)	(6,600)	(16,791)
Income attributable to non-controlling interest-Noncash(a)	—	—	—	—	(15,137)	—	—
Income (loss) from discontinued operations, net of tax expense(b)	5,390	(1,745)	(581)	—	—	—	—
Deferred and share-based compensation expense(c)	2,222	18,307	2,777	26,604	30,494	7,195	12,333
Impairment of trademarks	2,600	900	—	4,742	43,447	—	—
GBG Transfer Fee(d)	—	7,296	—	—	—	—	—
(Equity income)/share in losses of OpCo investees—Noncash(e)	3,966	573	(14,330)	(2,673)	17,177	37,009	(199,704)
Unrealized loss (gain) on investments	—	—	—	2,389	(1,368)	824	(1,015)
Realized loss (gain) on sale of investments(f)	—	—	—	93,877	(656)	—	(766)
Gain on sale of Prince trademark (China)(g)	—	—	(17,604)	—	—	—	—
Financing related adjustments:
Financing costs, loan modification fees and loss on extinguishment of loans(h)	3,968	19,774	2,016	2,027	5,643	5,011	253
Gain from Tilray amendment(f)	—	—	—	—	(37,148)	(37,148)	—
Others(i)	3,094	5,445	879	4,452	(6,305)	(2,602)	203
Adjusted EBITDA	$120,987	$148,378	$234,871	$352,440	$373,347	$94,739	$120,496
(a)
This relates to a portion of the impairment expenses included in the determination of the net income attributable to non-controlling interest for accounting purposes. These are non-cash in nature and are included in the determination of Adjusted EBITDA.

(b)
This relates to retail stores, ecommerce and inventory sales in previous years which we have discontinued.

(c)
These expenses represent the non-cash expense related to the vesting of the profits interests and notional units granted to certain employees of the Company, determined based on the estimated grant date fair value of the profits interests and the latest estimated fair value of the notional units.

(d)
This represents the payment made to a licensee to settle a contingent payment that will become due upon the occurrence of a liquidation event, as defined in the agreement. The settlement eliminates our exposure to a higher amount of liability that may result the increase in our value.

(e)
This relates to our Equity income or share in losses in SPARC and F21 Holdings, who are also our licensing partners. We are not actively involved in the management of these affiliates and have no control over the terms or amount of their cash distributions. Equity in net income or share in losses of these affiliates are generally deemed as non-cash and are excluded from our determination of Adjusted EBITDA. We only consider actual cash distributions received from these investees as a performance metric.

(f)
The realized loss on sale of investments in 2019 relates to the losses on the sale of equity securities received as part of a Profit Participation Agreement with Tilray. Upon receipt of these equity securities, these were recorded as part of the profit participation liability and was not recognized in our consolidated statement of operations and in our view, the losses are not directly attributable to our operations. The gain on write off of the profit participation liability is a consequence of the amendment of the agreement in 2020, whereby the repayable portion of the liability has been extinguished. Similarly, the recognition of this liability in 2019 did not impact our consolidated statement of operations and in our view, the gain is not directly attributable to our operations. See further discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(g)
This gain relates to our sale of our Prince trademark in China and is not directly attributable to our operations.

(h)
These expenses relate to costs incurred as part of our capital raising activities or the refinancing of our term loans and are not directly attributable to our operations.

(i)
Others consists of various items that are either non-cash income and expense or non-recurring in nature and are not considered directly attributable to our operations.

A reconciliation of Net cash provided by operating activities to Adjusted Free Cash Flow is set forth below:
	Historical Authentic Brands Group LLC
	Years ended December 31,					Three months ended March 31,
	2016	2017	2018	2019	2020	2020	2021
Net cash provided by operating activities	$74,616	$88,704	$123,710	$249,855	$281,426	$71,945	$110,452
Add (Deduct):
Income tax expense, excluding non-cash items	4,863	8,933	10,300	25,291	20,166	8,173	8,178
Interest expense, net, excluding non-cash items	39,676	49,246	91,911	114,382	79,356	22,170	19,851
Income attributable to non-controlling interest(a)	(10,761)	(27,669)	(13,402)	(24,053)	(14,274)	(6,600)	(16,791)
Income attributable to non-controlling interest – Non-cash(a)	—	—	—	—	(15,137)	—	—
Changes in operating assets and liabilities(b)	(1,340)	146	25,212	(12,508)	25,458	1,567	12,055
Costs incurred related to financing transactions(c)	3,872	16,729	(3,245)	—	—	—	—
Costs incurred not directly attributable to operations(d)	—	11,288	—	—	—	—	—
Lease incentive received from landlord(e)	—	—	—	—	(6,708)	—	—
Payment of contingent consideration related to an acquisition(e)	—	—	—	—	3,170	—	—
Income (loss) from discontinued operations, net of tax expenses(f)	5,390	(1,745)	(581)	—	—	—	—
Transactions related to investees accounted under equity method(g)	1,796	(290)	(386)	(194)	79	847	(13,475)
Others(h)	2,875	3,036	1,352	(333)	(189)	(3,363)	226
Adjusted EBITDA	120,987	148,378	234,871	352,440	373,347	94,739	120,496
Less: Capital Expenditure	518	238	528	6,176	12,323	9,341	208
Adjusted Free Cash Flow	$120,469	$148,140	$234,343	$346,264	$361,024	$85,398	$120,288

(a)
Income attributable to non-controlling interest is included as an adjustment in our determination of Adjusted EBITDA and Adjusted Free Cash Flow to exclude cash flow from operations that is distributable to non-controlling interest owners. In addition, the non-cash portion relates to a portion of the impairment expenses included in the determination of the net income attributable to the non-controlling interest for accounting purposes. These are non-cash in nature.

(b)
Changes in operating assets and liabilities are included in the determination of net cash provided by operating activities but represent balance sheet movements and are not included in the determination of net income. These are non-cash in nature.

(c)
These are costs incurred as part of certain financing transactions included in the income statement and are not directly attributable to our operations.

(d)
This represents the payment made to third parties to settle a contingent payment related to a license agreement and a commission agreement. The settlement limits our exposure to a higher amount of liability in the future and future commission payments. These one-time costs and are not directly attributable to our operations on the year of settlement.

(e)
These adjustments relate to cash flows that are investing in nature and are included in the determination net cash provided by operating activities under GAAP but but not in the determination of net income.

(f)
This relates to retail stores, e-Commerce and inventory sales in prior years in connection with operations that we have discontinued.

(g)
This relates to equity in net income of investees that is included as part of our performance metrics and deducted in the calculation of net cash provided by operating activities under GAAP. Such equity in net income of investees is added back to determine Adjusted EBITDA and is presented net of distributions received from the investees. In addition, this also includes distributions from other investees that are non-recurring in nature and are not directly related to such other investees’ operations.

(h)
Others consists of various items that are either non-cash income and expense or non-recurring in nature and are not considered directly attributable to our operations.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2020 and the three months ended March 31, 2021 give effect to the Transactions, including this offering, as if the same had occurred on January 1, 2020. The unaudited pro forma consolidated balance sheet as of March 31, 2021 gives effect to the Transactions, including this offering, as if the same had occurred on March 31, 2021.
We have derived the unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet from the consolidated financial statements of Authentic Brands Group LLC and its subsidiaries set forth elsewhere in this prospectus. The presentation of the unaudited pro forma consolidated financial information has been prepared in conformity with Article 11 of Regulation S-X and is based on currently available information and certain estimates and assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The pro forma adjustments related to the 2020 F21 and JCP Acquisitions are described in the notes to the unaudited pro forma consolidated financial information. We account for the F21 and JCP Acquisitions under the equity method of accounting. The pro forma adjustments include adjustments to reflect the additional equity income from these investments as if the F21 and JCP Acquisitions had occurred on January 1, 2020.
The pro forma adjustments related to the Transactions other than this offering, which we refer to as the Transaction Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the amendment and restatement of the ABG LLC Agreement to, among other things, (i) modify ABG LLC’s capital structure by recapitalizing all of the existing common equity interests in ABG LLC into a single class of LLC Common Interests and (ii) appoint ABG Inc. as the sole managing member of ABG LLC;

•
the amendment and restatement of ABG Inc.’s certificate of incorporation to, among other things, provide for four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock;

•
the issuance to the Continuing ABG LLC Equity Owners, in exchange for the Spyder Shares held directly or directly by them, of (i)                   shares of our Class A common stock on a one-for-one basis and (ii)                   shares of our Class D common stock, which will be equal to the number of LLC Common Interests held by the Continuing ABG LLC Equity Owners upon the completion of this offering;

•
the issuance of (i)                 shares of Class B common stock to our Founder, in exchange for the LLC Common Interests directly and indirectly held by him, on a one-for-one basis and (ii)                 shares of Class B common stock to our Founder, in exchange for the Spyder Shares directly and indirectly held by him, on a one-for-one basis;

•
the (i) receipt of                 Spyder Shares (all of the outstanding Spyder Shares) by ABG Inc. and (ii) issuance by ABG LLC of                 LLC Common Interests to ABG Spyder, Inc., in each case in connection with the Spyder Transactions;

•
the issuance of                 shares of Class B common stock to the Blocker Shareholders, in exchange for their ownership interests in the Blocker Companies, on a one-for-one basis based upon the LLC Common Interests and Spyder Shares held by such Blocker Companies;

•
the issuance of                 shares of Class C common stock to our Founder, in exchange for the LLC Profits Interests directly and indirectly held by him, on a one-for-one basis; and

•
a provision for foreign and U.S. federal, state and local income taxes of ABG Inc. as a taxable corporation at an effective rate of    % for the year ended December 31, 2020.

The pro forma adjustments related to this offering, which we refer to as the Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $      million, assuming that the shares are offered at $      per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by approximately $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us;

•
the application of all of the net proceeds from this offering to acquire newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus; and

•
the application by ABG LLC of the proceeds from the sale of LLC Common Interests to ABG Inc. (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions (ii) to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans and (iii)  for general corporate purposes. See “Use of Proceeds.”

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us.
As described in greater detail under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” in connection with the consummation of this offering, ABG Inc. will enter into the Tax Receivable Agreement with the Continuing ABG LLC Equity Owners that will provide for the payment by ABG Inc. to the TRA Participants of 85% of the amount of tax benefits, if any, that ABG Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of ABG LLC resulting from any redemptions or exchanges of LLC Common Interests as described under “Certain Relationships and Related Party Transactions—ABG LLC Agreement—LLC Interest Redemption Rights,” (ii) Blocker Tax Attributes, and (iii) certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement. Due to the uncertainty in the amount and timing of future exchanges of LLC Common Interests by certain of the TRA Participants, the unaudited pro forma consolidated financial information assumes that no exchanges of LLC Common Interests have occurred and therefore no increases in tax basis in ABG LLC’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the Continuing ABG LLC Equity Owners were to exchange their LLC Common Interests, ABG Inc. would recognize a deferred tax asset of approximately $      million and a liability of approximately $      million, assuming (i) all exchanges occurred on the same day; (ii) all exchanges occurred at a price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus); (iii) a constant corporate tax rate of    %; (iv) ABG Inc. will have sufficient taxable income to fully utilize the tax benefits; and (v) no material changes in tax law. For each 5% increase (decrease) in the amount of LLC Common Interests exchanged by the Continuing ABG LLC Owners, ABG Inc.’s deferred tax asset would increase (decrease) by approximately $      million and the related liability would increase (decrease) by approximately $      million, assuming that the price per share and corporate tax rate remain the same. For each $1.00 increase (decrease) in the assumed share price of $      per share, ABG Inc.’s deferred tax asset would increase (decrease) by approximately $      and the related liability would increase (decrease) by approximately $      , assuming that the number of LLC Common Interests exchanged by the Continuing ABG LLC Equity Owners and the corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of our shares of Class A common stock at the time of the exchange, and the tax rates then in effect.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions, including this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

Authentic Brands Group Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2021
(dollars in thousands)	Historical Authentic Brands Group LLC(1)	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Authentic Brands Group Inc.
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$457,318			(2)(3)
Accounts receivable, net	47,096
Other current assets	10,601
Total current assets	515,015
OTHER ASSETS
Land, property and equipment, net	21,240
Investments and advances	417,389	(251,328)(4)	166,061	(3)
Right of use assets (Leases)	41,880
Loans receivable and other long term assets	13,190			(3)
Trademarks	2,153,152
Goodwill	28,305
Other intangible assets, net	44,670
Total assets	$3,234,841
LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$47,770
Deferred revenue	80,154
Current portion of term loans	80,750
Other current liabilities	20,234
Total current liabilities	228,838
OTHER LIABILITIES
Noncurrent portion of term loans	1,730,997
Profit participation liabilities	147,812
Noncurrent portion of deferred revenue	15,139
Deferred compensation	16,355
Deferred tax liability	87,297
Noncurrent portion of lease liabilities	55,151
Contingent consideration related to acquisitions	7,881
Total other liabilities	2,060,632
Total liabilities	2,289,470
Commitments and contingencies	—
Redeemable members’ equity	—
Redeemable non-controlling interest	22,008
MEMBERS’/STOCKHOLDERS’ EQUITY
ABG LLC members’/ABG Inc. stockholders’ equity	640,949	(251,328)(4)	389,621	(6)
Non-controlling interest in ABG LLC subsidiaries	282,414			(6)
Class A common stock	—	(5)(7)		(2)
Class B common stock	—	(5)
Class C common stock	—	(5)
Class D common stock	—	(5)
Additional paid-in capital	—	(7)		(2)(3)
Accumulated deficit	—	(7)
Total ABG LLC members’ equity/ABG Inc. stockholders’ equity	923,363	(6)
Non-controlling interest in ABG LLC	—
Total liabilities, redeemable non-controlling interest and members’/stockholders’ equity	$3,234,841
See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

Authentic Brands Group Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Balance Sheet
(1)
ABG Inc. was formed on February 1, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in this unaudited pro forma consolidated balance sheet.

(2)
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions but before estimated offering expenses, will be approximately $      , based on an assumed initial public offering price of $      per share, which is the midpoint of the price range set forth on the cover page of this prospectus. This amount has been determined based on the assumption that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised. A reconciliation of the gross proceeds from this offering to the net cash proceeds is set forth below.

Assumed initial public offering price per share	$
Shares of Class A common stock issued in this offering
Gross proceeds	$
Less: underwriting discounts and commissions
Less: offering expenses (including amounts previously deferred)
Net cash proceeds	$

(3)
We are deferring certain costs associated with this offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(4)
Refers to share in losses that we would have recognized from F21, in the amount of $19.3 million, from January 1, 2020 to February 19, 2020 (the date we acquired our initial investments in these entities) for the year ended December 31, 2020. In addition, it includes $50.1 million in share in losses from JCP for the year ended December 31, 2020 (to the extent of the carrying amount of the investment), as we applied the lag method for recording equity income on this investment, and no share in losses has been recognized in our consolidated financial statements for the year ended December 31, 2020 and $182.0 million for the three months ended March 31, 2021, which include share in losses that were unrecognized in the year ended December 31, 2020. The pro forma adjustments for F21 and JCP were based on the relevant historical financial information of these entities. These entities incurred losses prior to our acquisitions as both these entities were under bankruptcy and were in the process of winding down certain operations. The operating structures of F21 Ipco, F21 Holdings and Copper Retail (the acquiring entities) have changed significantly after our acquisition and the proforma adjustments may not represent the operating results of these entities after the acquisition.

(5)
In connection with this offering, we will issue: (i)                 shares of Class A common stock to the Continuing ABG LLC Equity Owners, in exchange for Spyder Shares directly and indirectly held by them, on a one-for-one basis; (ii)                 shares of Class B common stock to our Founder, in exchange for the LLC Common Interests and Spyder Shares directly and indirectly held by him, in each case on a one-for-one basis; (iii)                 shares of Class B common stock to the Blocker Shareholders, in exchange for their ownership interests in the Blocker Companies, on a one-for-one basis based upon the LLC Common Interests and Spyder Shares held by such Blocker Companies; (iv)                 shares of Class C common stock to our Founder, in exchange for the LLC Profits Interests directly and indirectly held by him, on a one-for-one basis; and (v)                 shares of Class D common stock to the Continuing ABG LLC Equity Owners, which will be equal to the number of LLC Common Interests they own, in exchange for Spyder Shares directly and indirectly held by them, on a one-for-one basis.

Each share of Class A common stock will entitle its holder to one vote, and each share of Class B common stock and Class D common stock will entitle its holder to     votes on all matters presented

to our stockholders generally. Each share of Class C common stock is convertible into shares of Class A common stock and will entitle its holder to a number of votes, on all matters presented to our stockholders generally, equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date on all matters presented to our stockholders generally. Holders of Class A common stock, Class B common stock and Class C common stock, which we refer to collectively as our Economic Rights Stock, will share ratably (based on the shares of Economic Rights Stock outstanding) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. On our liquidation, dissolution or winding up, each holder of Economic Rights Stock will also be entitled to a pro rata distribution of any assets available for distribution to common stockholders. Holders of Class D common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors or receive any liquidation proceeds.
(6)
Upon completion of the Transactions, ABG Inc. will become the sole managing member of ABG LLC. Although ABG Inc. will have a minority economic interest in ABG LLC, it will have the sole voting interest in, and control the management of, ABG LLC. As a result, ABG Inc. will consolidate the financial results of ABG LLC and will report a non-controlling interest related to the LLC Common Interests held by the Continuing ABG LLC Equity Owners on its consolidated balance sheet. The computation of non-controlling interest following the consummation of this offering, based on the assumed initial public offering price, is as follows:

	Units	Percentage
Interest in ABG LLC directly and indirectly held by ABG Inc.		%
Non-controlling interest in ABG LLC held by Continuing ABG LLC Equity Owners		%
%
If the underwriters were to exercise their option to purchase additional shares of our Class A common stock, ABG Inc. would own    % of the economic interest of ABG LLC, and the Continuing ABG LLC Equity Owners would own the remaining    % of the economic interest of ABG LLC.
Following the consummation of this offering, the LLC Common Interests held by the Continuing ABG LLC Equity Owners, representing the non-controlling interest, will be redeemable at the election of the members, for, at our option, shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the ABG LLC Agreement.
(7)
This adjustment relates to the total increase in compensation expense we expect to incur following the completion of this offering as a result of the accelerated vesting of the outstanding restricted existing membership interests in ABG LLC. This adjustment is non-recurring in nature.

Authentic Brands Group Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the
Year Ended December 31, 2020
(in thousands, except share and per share data)	Historical Authentic Brands Group LLC(1)	Transaction Adjustments		As Adjusted Before Offering		Offering Adjustments		Pro Forma Authentic Brands Group Inc.
REVENUE
Licensing revenue	$471,340	$		$		$		$
Commission and other income	17,602
Total revenue	488,942
COSTS AND OPERATING EXPENSES
Payroll and consulting	79,560
Marketing direct costs	24,427
General and administrative expenses	33,464
Impairment of trademarks	43,447
Revaluation of contingent consideration related to acquisitions	(2,918)
Write off of intangible assets	—
Depreciation and amortization	8,758
Total costs and operating expenses	186,738
Operating income	302,204
OTHER INCOME (EXPENSE)
Loss on modification and extinguishment of loan	(5,643)
Interest expense	(93,258)						(6)
Interest income	2,589
Unrealized gain on investments	1,368
Realized gain on sale of investments	656
Gain from Tilray amendment	37,148
Other income, net	14,803
Income before income tax expense and equity in net income (share in losses) of investments accounted under the equity method	259,867
Income tax expense	26,774		(2)				(2)
Equity in net income (share in losses) of investments accounted under the equity method	(7,820)		(69,351)(3)		(77,171)
Net income	225,273
Net income attributable to non-controlling interests	14,274
Net income attributable to non-controlling interest in ABG LLC	—		(4)				(4)
Net income attributable to ABG LLC/ABG Inc.	$210,999	$		$		$		$
Pro forma net income per share data(6):
Weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding
Basic
Diluted
Net income available to Class A common stock, Class B common stock and Class C common stock per share
Basic								$
Diluted								$
See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

Authentic Brands Group Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended March 31, 2021
(in thousands, except share and per share data)	Historical Authentic Brands Group LLC(1)	Transaction Adjustments		As Adjusted Before Offering		Offering Adjustments		Pro Forma Authentic Brands Group Inc.
REVENUE
Licensing revenue	$153,299	$		$		$		$
Commission and other income	6,804		—
Total revenue	160,103
COSTS AND OPERATING EXPENSES
Payroll and consulting	24,484
Marketing direct costs	4,380
General and administrative expenses	8,950
Impairment of trademarks	—
Revaluation of contingent consideration related to acquisitions	157
Depreciation and amortization	2,581
Total costs and operating expenses	40,552
Operating income	119,551
OTHER INCOME (EXPENSE)
Loss on modification and extinguishment of loan	(253)
Interest expense	(22,912)						(6)
Interest income	934
Unrealized gain on investments	1,015
Realized gain on sale of investments	766
Other income, net	1,356
Income before income tax expense and share in losses of investments accounted under the equity method	100,457
Income tax expense	6,489		(2)				(2)
Equity in net income of investments accounted under the equity method	200,967		(181,977)(3)		18,990
Net income	294,935
Net income attributable to non-controlling interests	16,791
Net income attributable to non-controlling interest in ABG LLC	—		(4)				(4)
Net income attributable to ABG LLC/ABG Inc.	$278,144	$		$		$		$
Pro forma net income per share data(6):
Weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding
Basic
Diluted
Net income available to Class A common stock, Class B common stock and Class C common stock per share
Basic								$
Diluted								$
See accompanying Notes to Unaudited Pro Forma Consolidated Statements of Operations.

Authentic Brands Group Inc. and Subsidiaries
Notes to Unaudited Pro Forma Consolidated Statements of Operations
(1)
ABG Inc. was formed on February 1, 2016 and will have no material assets or results of operations until the completion of this offering and therefore its historical financial position is not shown in a separate column in these unaudited pro forma consolidated statements of operations.

(2)
ABG LLC has been, and will continue to be, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As such, income generated by ABG LLC will flow through to its owners, including ABG Inc., and is generally not subject to tax at the ABG LLC level. Following the Transactions, ABG Inc. will be subject to U.S. federal income taxes, in addition to state, local and foreign income taxes with respect to its allocable share of any taxable income of ABG LLC. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense to reflect an effective income tax rate of    % for the year ended December 31, 2020, which was calculated assuming the U.S. federal rates currently in effect and the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(3)
Refers to share in losses that we would have recognized from F21, in the amount of $19.3 million, from January 1, 2020 to February 19, 2020 (the date we acquired our initial investments in these entities) for the year ended December 31, 2020. In addition, it includes $50.1 million in share in losses from JCP for the year ended December 31, 2020 (to the extent of the carrying amount of the investment), as we applied the lag method for recording equity income on this investment, and no share in losses has been recognized in our consolidated financial statements for the year ended December 31, 2020 and $182.0 million for the three months ended March 31, 2021, which include share in losses that were unrecognized in the year ended December 31, 2020. The pro forma adjustments for F21 and JCP were based on the relevant historical financial information of these entities. These entities incurred losses prior to our acquisitions as both these entities were under bankruptcy and were in the process of winding down certain operations. The operating structures of F21 Ipco, F21 Holdings and Copper Retail (the acquiring entities) have changed significantly after our acquisition and the proforma adjustments may not represent the operating results of these entities after the acquisition.

(4)
Upon completion of the Transactions, ABG Inc. will become the sole managing member of ABG LLC. Although ABG Inc. will have a minority economic interest in ABG LLC, ABG Inc. will have the sole voting interest in, and control the management of, ABG LLC. As a result, ABG Inc. will consolidate the financial results of ABG LLC and will report a non-controlling interest related to the LLC Common Interests held by the Continuing ABG LLC Equity Owners on its consolidated statements of operations. Following this offering, assuming the underwriters do not exercise their option to purchase additional shares of Class A common stock, ABG Inc. will own    % of the economic interest of ABG LLC and the Continuing ABG LLC Equity Owners will own the remaining    % of the economic interest of ABG LLC. Net income attributable to non-controlling interest will represent    % of the income before income taxes of ABG. These amounts have been determined based on the assumption that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised. If the underwriters exercise their option to purchase                 additional shares of our Class A common stock in full, ABG Inc. will own    % of the economic interest of ABG LLC and the Continuing ABG LLC Equity Owners will own the remaining    % of the economic interest of ABG LLC and net income attributable to non-controlling interest would represent    % of the income before income taxes of ABG.

(5)
Pro forma basic net income per share is computed by dividing the net income available to Class A, Class B and Class C common stockholders by the weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding during the period. Pro forma diluted net income per share is computed by adjusting the net income available to Class A, Class B and Class C common stockholders and the weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding to give effect to potentially dilutive securities, including the LLC Common Interests. Shares of our Class D common stock are not entitled to receive any distributions or dividends and are therefore not included in the computation of pro forma basic or diluted net income per share. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share.
(in thousands, except share and per share amounts)	Pro Forma Authentic Brands Group Inc.
	Year ended December 31, 2020	Three month ended March 31, 2021
Basic net income per share:
Numerator
Net income	$	$
Less: Net income attributable to non-controlling interest
Net income attributable to Class A, Class B and Class C common stockholders — basic	$	$
Denominator
Shares of Class A common stock issued in this offering(a)
Shares of Class A common stock held by the Continuing ABG LLC Equity Owners
Shares of Class B common stock held by our Founder and the Blocker Shareholders
Shares of Class C common stock held by our Founder
Weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding — basic
Basic net income per share	$	$
Diluted net income per share:
Numerator
Net income available to Class A, Class B and Class C common stockholders	$	$
Reallocation of net income assuming conversion of LLC Common Interests(b)
Net income attributable to Class A, Class B and Class C common stockholders — diluted	$	$
Denominator
Weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding — basic
Weighted average effect of dilutive securities:
Assumed conversion of LLC Common Interests to shares of Class A common stock(b)
Weighted average shares of Class A common stock, Class B common stock and Class C common stock outstanding — diluted
Diluted net income per share	$	$

(a)
We plan to use a portion of the net proceeds from this offering to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5

Term Loans. The following table sets forth the number of weighted average shares of Class A common stock whose proceeds will be used for the purposes mentioned above and for general corporate purposes.
Repayment of the outstanding First Lien Term Loans
General corporate purposes
Subtotal
Underwriting discounts and commissions and expenses
Shares of Class A common stock sold in this offering

(b)
The LLC Common Interests held by the Continuing ABG LLC Equity Owners are potentially dilutive securities and the computations of pro forma diluted net income per share assume that all LLC Common Interests were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted net income per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(6)
As described in “Use of Proceeds,” we plan to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans with the net proceeds from this offering. As of December 31, 2020, the aggregate outstanding principal amount of First Lien Term Loans was $1,796.4 million, consisting of $199.0 million of Incremental Amendment No. 5 Term Loans and $1,596.9 million of Existing First Lien Term Loans, the aggregate outstanding principal amount under the SPV Term Loan was $49.6 million, and the Revolver had availability of $100.0 million. As of March 31, 2021, the aggregate outstanding principal amount of First Lien Term Loans was $1,795.9 million, consisting of $199.0 million of Incremental Amendment No. 5 Term Loans and $1,596.9 million of Existing First Lien Term Loans, the aggregate outstanding principal amount under the SPV Term Loan was $46.9 million, and the Revolver had availability of $100.0 million. This adjustment reflects reductions in interest expense of $      million under the First Lien Term Loans and $      million under the SPV Term Loan, computed at weighted average interest rates of    % under the First Lien Term Loans and    % under the SPV Term Loan, as if the outstanding borrowings had been repaid on January 1, 2020. We estimate that the outstanding borrowings under the First Lien Term Loans immediately prior to the closing of this offering will be approximately $      million. We repaid all amounts outstanding under the SPV Term Loan and terminated all outstanding commitments thereunder in June 2021. The borrowings under the First Lien Term Loans bear interest at a weighted average rate of     %. We expect to incur additional interest expense in the amount of $      million under the First Lien Term Loans from March 31, 2021, through the closing of this offering and incurred additional interest expense in the amount of $      under the SPV Term Loan from March 31, 2021 through June 1, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes to the consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.
Overview of Our Business and History
ABG is a world class brand development, marketing and entertainment company. Our Company was founded in 2010 by CEO Jamie Salter with an innovative vision to expand the brand licensing paradigm. Our platform combines the operational and financial benefits of a traditional brand licensor with the brand development, marketing and long-term value approach employed by the world’s most successful brands. We own the intellectual property of our brands and receive licensing revenues from a diverse global network of licensees across a range of categories and territories. Our platform integrates brand strategy, innovative marketing, rich content and centralized data analytics capabilities for our portfolio of over 30 iconic global brands, which generated approximately $10 billion in annual GMV worldwide for the year ended December 31, 2020.
Our asset-light model has generated strong operating margins and is highly capital efficient. We earn long-term and recurring royalties from our licensees and generate over 70% Adjusted EBITDA margins nearly 100% Adjusted Free Cash Flow Conversion. Through our model, we retain brand ownership and approval rights over marketing strategies, product development, and use of data. Our licensee partners bear the capital, manufacturing, inventory, markdowns and distribution responsibilities, and work in partnership with our team to execute the strategy and shared vision of building long-term value in the marketplace.
We generate revenues from multiple royalty streams, including GMRs, overages and NILs and other intellectual property. We earn revenue from licensees based on a percentage of wholesale or retail product sales, and a significant portion of our revenue is comprised of GMRs. Our contracts are generally three to ten years in length and generally include multiple long-term renewal options. In 2020, 83% of our revenue was attributable to GMR payments. As of March 31, 2021, future contracted minimums totaled more than $2.6 billion, of which more than $400 million is payable to us in each of 2021 and 2022, representing significant contractual recurring revenue streams from licensees.
Since our founding in 2010, we have grown our business both organically and through over 30 acquisitions, including 19 over the past five years. Between 2015 and the first quarter of 2021, we achieved an organic growth median of 5.9%, driven by the strong performance of our existing brand portfolio. In 2020, we experienced a 11.1% decline in organic revenue growth due to the impacts of COVID-19; however, this decline was offset by an increase in Licensing revenue that was largely contributed by brands we acquired in 2019 and 2020. We leverage the strong consumer recognition and attractive positioning of our brands through a global network of 1,000 licenses across more than 700 licensees, including manufacturers, distributors, wholesalers, retailers and e-Commerce partners, to help drive organic growth in our business. In 2020, 78% of our licensing revenue on a Pro Forma as Adjusted Basis came from North America, while 22% came from the rest of the world.

We believe we are expanding the brand licensing paradigm with a business model that combines the operational and financial benefits of a traditional brand licensor with the brand development, marketing and long-term value approach employed by the world’s premier branded products companies. Key milestones in our growth history include:
Factors Affecting Our Business
We believe that our business and growth depend on a number of factors that present significant opportunities for us but may also pose risks and challenges, including those discussed below and under “Risk Factors.”
Macroeconomic Trends and Consumer Spending Behavior
While our license agreements typically require the licensee to pay us GMRs, various factors, including the overall macroeconomic environment and level of consumer spending, may impact our business, results of operations and financial condition. In general, positive conditions in the broader economy promote consumer spending, while economic weakness results in a reduction of consumer spending. Macroeconomic factors that can affect consumer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and fuel and energy costs, among others.
Slowdown in the global economy, unanticipated changes in consumer preferences across Lifestyle and Entertainment, and other factors can adversely affect our licensees’ ability to meet and/or exceed their GMRs and the terms on which licensees are willing to enter into licenses with us, and thereby adversely affect our operating results. Certain parts of our operations have been impacted by these dynamics, especially in 2020, with variations across the geographic regions and businesses in which we operate.
Brand Reputation and Value
Our business strategy is dependent on the quality and reputation of our brands. Brand value is also based in part on consumer perceptions of a variety of other factors, including merchandise quality and brand equity. Our licensee partners, and to a certain extent some of our other third-party partners, manufacture, sell products, and/or produce content that licenses our brands. We take pride in the brand affinity and social awareness built around the ABG portfolio resulting from the effort we have put into building brand reputation and brand value, and we seek high reputational standards in all of our brand ambassadors who represent the ABG image.

Performance of Our Licensee Partners
Our operating results could be impacted by the financial condition of our licensees and their ability to generate revenue. It is possible that some licensees could file for bankruptcy or become delinquent in their royalty payments to us, causing us to find a replacement licensee by spending considerable time to identify the appropriate licensee. Even after such licensee has been identified, it may take time for the licensee to onboard the brand to its platform and become operational. This process may delay our receipt of royalties.
The concentration of our licensing revenue among a limited number of licensees could exacerbate these risks. In an effort to reduce dependence on any particular licensee, consumer or market sector, we continue to seek to expand and diversify the types of licensed products under our various brands, as well as diversify the distribution channels within which licensed products are sold.
Ability to Continue to Successfully Acquire Brands
Acquiring global iconic brands and efficiently relaunching these brands to make them more relevant in the current market is a critical competency of our business. Our track record consists of over 30 successful acquisitions across a broad range of verticals within Lifestyle, Entertainment, and other industries. We expect to continue to have numerous high quality acquisition opportunities over the next several years, as traditional distribution models are continuing to experience rapid change in the evolving consumer landscape. However, should any of our acquired brands prove unsuccessful in its effort to relaunch and become more relevant to its target market, or when the Company has difficulty sourcing new brands that fit our desired brand profile, financial contribution objectives and return on investment hurdles, our growth outlook and scale may be adversely impacted.
Key Performance Indicators
We prepare and analyze operating and financial data to assess the performance of our business and allocate our resources. The key operating performance and financial metrics and indicators we use are set forth below.
Growth in Licensing Revenue
Licensing revenue includes all amounts paid by our licensee partners and includes merchandising royalties, NIL rights fees, and music and film royalty income. Licensing revenue in a given accounting period includes GMRs applicable to such period (recognized on a straight-line basis over the relevant term of the license agreements), as well as any overages of earned royalties in excess of GMRs realized during such period. Licensing revenue is impacted by the organic growth of our core brands and our acquisition from time to time of additional brands. Increasing our licensing revenue and, by doing so, increasing our earnings and cash flow, is the primary operating objective of our Company.
We work closely with our licensees to help them increase net sales of their products that incorporate our brands. We also seek to expand the distribution and net sales of products incorporating our brands by pursuing and entering into license agreements involving new product categories, distribution channels and geographic markets. In addition, we manage our Entertainment brands with the objective of continuing to maintain their relevance and iconic stature while increasing NIL rights licensing revenue.
In addition to growing the licensing revenue of our existing brands, growing our licensing revenue through the acquisition of additional brands remains a key component of our strategy. Our growth has been primarily driven by acquisitions and we continue to pursue opportunities to buy attractive brands that will contribute to our long-term growth and enhance the value of our portfolio. Our acquisition strategy is focused on brands and opportunities that:
•
are powerful and have enduring global appeal;

•
exhibit meaningful organic growth potential;

•
are synergistic to our existing portfolio of brands;

•
further diversify our end-markets and distribution channels; and

•
exceed our return requirements.

Organic Growth Rate
Organic growth rate of licensing revenue is defined as the percentage increase in licensing revenue in a given accounting period compared to the corresponding period for the prior year, with licensing revenue including only revenue from brands included in consolidated licensing revenue throughout the entirety of both periods being compared. The calculation excludes the impact of brands acquired, divested or deconsolidated and the impact of allowance for doubtful accounts.
Adjusted EBITDA
Adjusted EBITDA is a key measure of our performance. Adjusted EBITDA is defined as net income before income tax expense, depreciation and amortization and net interest expense and after net income attributable to non-controlling interests in ABG LLC subsidiaries, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include brand acquisition costs, loss on modification and extinguishment of loans, deferred and share-based compensation expense, impairment of trademarks, non-cash equity in net income or share in losses of certain investments accounted under the equity method, certain financing costs and other items of a non-recurring nature. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of income and expenses that do not relate to the recurring performance of our brands and eliminates the impact of certain non-cash expenses. Adjusted EBITDA is also one of the bases for performance evaluation under our Incentive Award Plan as described in “Executive Compensation—New Incentive Plan and Compensation Arrangements.”
Adjusted EBITDA as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Adjusted EBITDA should not be considered as a substitute for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of Adjusted EBITDA. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.
Adjusted Free Cash Flow
Adjusted Free Cash Flow is a key measure of our performance. Adjusted Free Cash Flow is defined as Adjusted EBITDA, less Capital Expenditures. We believe that Adjusted Free Cash Flow is an appropriate measure of operating performance because it presents the cash flows that are available to satisfy the Company’s debt obligations, pay income taxes or use in future investing activities.
Adjusted Free Cash Flow as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Adjusted Free Cash Flow should not be considered as a substitute for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of Adjusted Free Cash Flow. Our presentation of Adjusted Free Cash Flow should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.
Adjusted Net Income
We anticipate that after the consummation of the Transactions, including this offering, Adjusted Net Income will be a key measure of our performance. Adjusted Net Income is defined as Adjusted EBITDA, less depreciation and amortization, net interest expense and adjusted income tax expense, and further adjusted for the cash income tax benefit associated with the deductions arising from the amortization of IP and other intangibles for tax purposes. We believe that Adjusted Net Income is an appropriate measure of operating performance. In addition to eliminating the impact of income and expenses that do not relate to the recurring performance of our brands, Adjusted Net Income eliminates the impact of certain non-cash expenses, including such expenses in connection with this offering and after the consummation of the Transactions. In addition, Adjusted Net Income will become one of the bases for performance evaluation under our Incentive Award Plan as described in “Executive Compensation—New Incentive Plan and Compensation Arrangements.”
Adjusted Net Income as presented in this prospectus is a supplemental measure of our performance that is neither required by, nor presented in accordance with, GAAP. Adjusted Net Income should not be considered as a substitute for GAAP metrics such as net income or any other performance measures derived in accordance with GAAP. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of Adjusted Net Income. Our presentation of Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.
Other Key Financial Definitions
Equity in Net Income (Share in Losses) of Investments Accounted Under the Equity Method
We recognize equity in net income of two unconsolidated investees, Tapout LLC (“Tapout”) and F21 Ipco, LLC (“F21 Ipco”) where we are designated as the manager of the licensing operations of these entities. Our equity in net income of these investees approximates the expected cash distributions of these investees. Our effective management of licensing business of these affiliates contributes to our profitability and is considered as one of our performance metrics. Effective February 2021, our ownership interest in F21 Ipco increased to 50% and it became a subsidiary under our control. In addition, in June 2021, our partner in Tapout agreed to withdraw from the partnership and we became 100% owners of Tapout. From February 2021 and from June 2021, the operating results of F21 Ipco and Tapout, respectively, will be included in our consolidated financial statements, and there will be no more future equity in net income to be recognized.
We also have investments in other unconsolidated investees, SPARC and F21 Holdings, which were merged into SPARC in the first quarter of 2021, who are also our licensing partners. At the end of December 2020, we acquired a 16.7% interest in Copper Retail JV, LLC (“Copper Retail”). Due to the timing and availability of financial information of Copper Retail, which follows a retail calendar year end, usually January 31 each year, the Company accounts for its equity in income (loss) on a financial reporting lag of two months. No equity income is recognized for the year ended December 31, 2020. We are not actively involved in the management of these unconsolidated investees and have no control over the terms or amount of their cash distributions. Equity in net income or share in losses of these investees are generally deemed as non-cash and are excluded from our determination of Adjusted EBITDA. We only consider actual cash distributions received from these investees as a performance metric.
Acquisitions
In June 2021, we completed the acquisition of the intellectual property assets and certain other assets associated with the Eddie Bauer brand in our Lifestyle pillar for a total cash purchase price of $205.8 million (excluding acquisition costs). This acquisition is a strategic investment that is expected to contribute to our long-term growth and enhance the value of our portfolio.
We completed the acquisition of the intellectual property assets associated with the Lucky and Brooks Brothers brands in our Lifestyle pillar in 2020 for a total cash purchase price of $179.3 million (excluding acquisition costs). We believe that these acquisitions will contribute to our long-term growth and enhance the value of our portfolio.
In 2020, we made a 37.5% investment in F21 Ipco, the entity that acquired the intellectual property assets associated with the Forever 21 brand, for an initial investment of $20.0 million. F21 Ipco is a licensing company that we manage. In February 2021, we increased our ownership in F21 Ipco to 50%, and it became a subsidiary that we control. We believe this investment will contribute to our long-term growth. At the same time as our initial investment in F21 Ipco, we made a 37.5% investment in F21 Holdings, which became our licensing partner for the Forever 21 brand, for an initial investment of $20.7 million. In the first quarter of 2021, F21 Holdings merged into the SPARC platform, such that F21 Holdings is now 100%

owned and under the management of SPARC. This acquisition is a strategic investment that is expected to enhance the value of our portfolio.
At the end of December 2020, we acquired a 16.7% interest in Copper Retail, a company that acquired substantially all of the retail and operating assets, other than certain retail properties, of JCP, for an initial investment of $50.1 million. We believe this investment will contribute to our long-term growth.
In order to comply with the technical requirements of Rule 3-05 of Regulation S-X, which provides that “acquisition of a business” includes the purchase of an interest in a business accounted for under the equity method, we have included the separate financial statements of each of F21 and JCP, in this prospectus. Management does not believe that these investments in unconsolidated investees represent a material component of our business.
We also had an existing 27.15% interest in SPARC, our licensing partner, as of December 31, 2019. In January 2020, we purchased a portion of the outstanding interest held by another equity holder of that affiliate for $30.4 million. With the acquisition of this additional interest, our ownership percentage in SPARC increased to 50%, which represents a non-controlling interest in SPARC. We believe this strategic investment will enhance the value of our portfolio.
In 2019, we completed the acquisition of the intellectual property and certain other assets associated with the Volcom, Sports Illustrated and Barneys brands for a total cash purchase price of $207.6 million. In 2018, we completed the acquisition of the intellectual property and certain other assets associated with the Nautica, Nine West, Vince Camuto and Thomasville brands for a total cash price of $749.1 million. We believe that these past acquisitions will continue to contribute to our long-term growth and enhance the value of our portfolio.
Impacts of Initial Public Offering
Impact of Debt Extinguishment
As described in the “Use of Proceeds,” we will use $      million of the net proceeds from this offering to repay outstanding First Lien Term Loans, and we expect to incur non-cash debt extinguishment costs of $      million related to the write-off of deferred financing costs and unamortized debt discounts.
Equity-based Compensation Expenses
Upon the completion of this offering, we will recognize equity-based compensation expense of $      million in connection with the vesting of performance-based equity units issued to key employees. All equity-based compensation is for equity of the Company. Remaining compensation expense of $      million for unvested time-based equity units at the time of the consummation of this offering will be expensed upon vesting and expensed for potential vesting.
Incremental Public Company Expenses
Following our initial public offering, we will incur significant expenses on an ongoing basis that we did not incur as a private company. Those costs include additional director and officer liability insurance expenses, as well as third-party and internal resources related to accounting, auditing, Sarbanes-Oxley Act compliance, legal, and investor and public relations expenses. We expect such expenses to further increase after we are no longer an emerging growth company. These costs will generally be expensed under General and administrative expenses in the consolidated statement of operations.
Post-Offering Taxation and Expenses
After consummation of this offering, ABG Inc. will become subject to U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of ABG LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, ABG Inc. also will incur expenses related to its operations, plus payments under the Tax Receivable Agreement, which we expect will be significant. ABG Inc. intends to cause ABG LLC to make distributions in an amount sufficient to allow ABG Inc. to pay its tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—ABG LLC Agreement—Distributions.”
Components of Our Results of Operations
Revenue
The major component of our revenue is Licensing revenue. Licensing revenue includes merchandising royalties, NIL rights fees, and music and film royalty income. Licensing revenue in a given accounting period includes GMRs applicable to such period (recognized on a straight-line basis over the relevant term of the license agreement) as well as any overages of earned royalties in excess of GMRs realized during such period. Growth in Licensing revenue is dependent on our ability to sustain organic growth of our core brands by working closely with our licensing partners to increase their net sales and expand their distributions of products incorporating our brands and by continuing to maintain the relevance and iconic stature of our brands in the Lifestyle and Entertainment pillars. Our growth is also dependent on our ability to acquire brands that will contribute to our long-term growth and enhance the value of our portfolio.
Payroll, Marketing and General and Administrative Expenses
Payroll, marketing, and general and administrative expenses are comprised of salaries and benefits of our management and all employees involved in the management of our licensing business, including administrative personnel in our marketing, legal, and finance departments. Marketing expenses relate to expenses incurred for marketing initiatives to enhance the image of our brand portfolio, certain of which are required by the relevant licensing agreements. General and administrative expenses include commissions, accounting and legal fees, administrative office expenses and other related expenses.
We expect that our General and administrative expenses will increase in future periods with future growth and in part due to additional legal, accounting, insurance and other expenses that we expect to incur as a result of being a public company, including compliance with the Sarbanes-Oxley Act. General and administrative expenses include both fixed and variable components, and therefore, are not directly correlated with Total revenue.
Operating Income
The driver for long-term growth of our Operating income is our ability to increase our Total revenue and manage the level of our Operating expenses. We expect our Operating expenses to increase with the future growth of the Company. However, as our Payroll and General and administrative expenses include both fixed and variable components, we do not expect that the increase in those expenses will be at the same level as the increases in our revenue. For example, marketing expenses are discretionary in nature, except for certain costs required by our license agreements, and we are also able to manage marketing expenses by determining which marketing initiatives can be performed in-house or by a third party.
Interest Expense, Net
Interest expense, net consists primarily of cash and non-cash interest on borrowings, partially offset by interest earned on our cash and certain advances to affiliates.
Income Taxes
ABG LLC operates as a limited liability company (“LLC”) treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As such, the members of ABG LLC, rather than ABG LLC itself, are subject to U.S. federal, state and local income taxes. However, ABG LLC is subject to New York City Unincorporated Business Tax (UBT) and other state income taxes. ABG LLC also owns 100% of the stock of certain subsidiaries which are corporations. These subsidiaries are subject to U.S. federal, state and local and non-U.S. income taxes.
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary region that is applicable to the determination of our effective tax rate is the United States. Our effective tax rate will vary depending upon the level of net earnings and losses that are passed through our members and is a tax obligation of the members, relative proportion of foreign to U.S. earnings, changes in the value and realizability of our deferred tax assets and liabilities, changes in indemnified taxes and changes to tax laws and rulings in the jurisdictions in which we do business. See “Prospectus Summary—Summary of the Transactions” for additional information regarding our Up-C structure following this offering.
Net Income Attributable to Non-controlling Interests
We only own a majority equity interest in certain of our subsidiaries and the remaining equity interests are owned by a number of non-controlling interest members. We determine net income attributable to non-controlling interests based on the relevant provisions of each of the operating agreements of each subsidiary, which is generally based on the Net income of each subsidiary subject to certain adjustments. We expect that as each of our subsidiaries generate higher net income, the share attributable to the non-controlling interests will also increase.
Results of Operations
The following table summarizes key components of our results of operations for the periods indicated:
	Year ended December 31,		Three months ended March 31,
(in thousands)	2019	2020	2020	2021
REVENUE
Licensing revenue	$469,281	$471,340	$117,361	$153,299
Commission and other income	11,107	17,602	3,180	6,804
Total revenue	480,388	488,942	120,541	160,103
COSTS AND OPERATING EXPENSES
Payroll and consulting	78,956	79,560	17,124	24,484
Marketing direct costs	24,037	24,427	2,119	4,380
General and administrative expenses	39,408	33,464	8,310	8,950
Impairment of trademarks	4,742	43,447	—	—
Revaluation of contingent consideration related to acquisitions	1,259	(2,918)	266	157
Write off of intangible assets	113	—	—	—
Depreciation and amortization	9,854	8,758	1,989	2,581
Total costs and operating expenses	158,369	186,738	29,808	40,552
Operating income	322,019	302,204	90,733	119,551
OTHER INCOME (EXPENSE)
Loss on modification and extinguishment of loan	—	(5,643)	(5,011)	(253)
Interest expense	(120,717)	(93,258)	(23,543)	(22,912)
Interest income	768	2,589	207	934
Unrealized gain (loss) on investments	(3,783)	1,368	(824)	1,015
Realized gain (loss) on sale of investments	(93,877)	656	—	766
Gain from Tilray amendment	—	37,148	37,148	—
Other income, net	2,720	14,803	2,942	1,356
Income before income tax expense and equity in net income (share in losses) of investments accounted under the equity method	107,130	259,867	101,652	100,457
Income tax expense	18,738	26,774	4,923	6,489
Equity in net income (share in losses) of investments accounted under the equity method	8,142	(7,820)	(35,927)	200,967
Net Income	96,534	225,273	60,802	294,935
Net income attributable to non-controlling interests	24,053	14,274	6,600	16,791
Net income attributable to ABG LLC	$72,481	$210,999	$54,202	$278,144

	Year ended December 31,		Three months ended March 31,
(dollar amounts in thousands)	2019	2020	2020	2021
Other data:
Adjusted EBITDA(1)	$352,440	$373,347	$94,739	$120,496
Adjusted EBITDA Margin(1)	73%	76%	79%	75%

(1)
We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures of operating performance because they are used by our management and our board of directors to assess our financial performance and by analysts, investors and other interested parties to evaluate companies in our industry. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as presented in this prospectus are supplemental measures of our performance that are neither required by, nor presented in accordance with GAAP. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin should not be considered as substitutes for GAAP metrics such as net income, or any other performance measures derived in accordance with GAAP. In the future, we may incur expenses or charges such as those for which we adjust in the calculation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. Additionally, EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin. Our measures of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

The following table sets forth our key operational and performance metrics as of and for the years ended December 31, 2019 and December 31, 2020 and the three months ended March 31, 2020 and March 31, 2021.
	Year ended December 31,		Three months ended March 31,
	2019	2020	2020	2021
Growth in Licensing Revenue %	45.0%	0.4%	5.9%	30.6%
Organic Growth %	7.3%	(11.1)%	(7.7)%	10.0%
Adjusted EBITDA (in thousands)	$352,440	$373,347	$94,739	$120,496
Adjusted EBITDA Margin	73%	76%	79%	75%
Adjusted Net Income (in thousands)
A reconciliation of net income to EBITDA and Adjusted EBITDA is set forth below:
	Year ended December 31,		Three months ended March 31,
(in thousands)	2019	2020	2020	2021
Net income	$96,534	$225,273	$60,802	$294,935
Add (Deduct):
Income tax expense	18,738	26,774	4,923	6,489
Depreciation and amortization	9,854	8,758	1,989	2,581
Interest expense, net	119,949	90,669	23,336	21,978
EBITDA	$245,075	$351,474	$91,050	$325,983
Other adjustments:
Income attributable to non-controlling interest	(24,053)	(14,274)	(6,600)	(16,791)
Income attributable to non-controlling interest—Noncash(a)	—	(15,137)	—	—

	Year ended December 31,		Three months ended March 31,
(in thousands)	2019	2020	2020	2021
Deferred compensation and share-based compensation(b)	$26,604	$30,494	$7,195	$12,333
Impairment of trademarks	4,742	43,447	—	—
(Equity income)/share in losses of Opco investees—Noncash(c)	(2,673)	17,177	37,009	(199,704)
Unrealized loss (gain) on investments	2,389	(1,368)	824	(1,015)
Realized loss (gain) on sale of investments(d)	93,877	(656)	—	(766)
Financing Related Adjustments:
Financing costs, loan modification fees and loss on extinguishment of loans(e)	2,027	5,643	5,011	253
Gain from Tilray amendment(d)	—	(37,148)	(37,148)	—
Others(f)	4,452	(6,305)	(2,602)	203
Adjusted EBITDA	$352,440	$373,347	$94,739	$120,496

(a)
This relates to a portion of the impairment expenses included in the determination of the net income attributable to non-controlling interest for accounting purposes. These are non-cash in nature and are included in the determination of Adjusted EBITDA.

(b)
These expenses represent the non-cash expense related to the vesting of the profits interests and notional units granted to certain employees of the Company, determined based on the estimated grant date fair value of the profits interests and the latest estimated fair value of the notional units.

(c)
This relates to our Equity income or share in losses in SPARC and F21 Holdings, who are also our licensing partners, and Copper Retail. We are not actively involved in the management of these affiliates and have no control over the terms or amount of their cash distributions. Equity in net income or share in losses of these affiliates are generally deemed as non-cash and are excluded from our determination of Adjusted EBITDA. We only consider actual cash distributions received from these investees as a performance metric.

(d)
The realized loss on sale of investments in 2019 relates to the losses on the sale of equity securities received as part of a Profit Participation Agreement with Tilray. Upon receipt of these equity securities, these were recorded as part of the profit participation liability and were not recognized in our consolidated statement of operations and in our view, the losses are not directly attributable to our operations. The gain on write off of the profit participation liability is a consequence of the amendment of the agreement in 2020, whereby the repayable portion of the liability has been extinguished. Similarly, the recognition of this liability in 2019 did not impact our consolidated statement of operations and in our view, the gain is not directly attributable to our operations. See further discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)
These expenses relate to costs incurred as part of our capital raising activities or the refinancing of our term loans and are not directly attributable to our operations.

(f)
Others consists of various items that are either non-cash income and expense or non-recurring in nature and are not considered directly attributable to our operations.

The Three Months Ended March 31, 2021 compared to the Three Months Ended March 31, 2020
Licensing Revenue
The details of Licensing revenue of each of our pillars are set forth below:
	Three months ended March 31,		Period-over-period change
(in thousands)	2020	2021	Dollar	Percentage
Lifestyle	$94,658	$130,881	$36,223	38%
Entertainment	22,703	22,418	(285)	(1)%
Total Licensing revenue	$117,361	$153,299	$35,938	31%
Total Licensing revenue was $153.3 million for the three months ended March 31, 2021, compared to $117.4 million for the three months ended March 31, 2020, an increase of $35.9 million, or 31%. The increase was primarily due to $15.0 million of Licensing revenue contributed by Brooks Brothers and Lucky Brands (both acquired in August 2020) and $9.2 million of Licensing revenue of the Forever 21 brand when F21 Ipco, the entity that acquired the intellectual property assets associated with the Forever 21 brand, was consolidated effective February 2021. Licensing revenue of existing brands was $129.1 million for the three months ended March 31, 2021, compared to $117.4 million for the three months ended March 31, 2020, an increase of $11.7 million, representing organic growth of 10.0%. The Licensing revenue earned for the three months ended March 31, 2021 includes variances of actual fourth quarter royalties reported by licensees that exceeded estimates, as the estimate considered the continuing impact of COVID-19 on the operations of licensees. It also includes termination fees and recognition of unamortized balance of deferred revenue in the current period due to the early termination of certain license agreements. COVID-19 did not have a material impact on Licensing revenue for the three months ended March 31, 2020, as the resulting government-imposed quarantines and the closing of the retail stores did not start until the middle of March 2020 and this had a minimal impact on results for the period.
Commission and Other Income
Commission and other income increased by $3.6 million, or 113%, from $3.2 million for the three months ended March 31, 2020 to $6.8 million for the three months ended March 31, 2021. The increase was mainly due to a $2.2 million increase in commissions earned related to Brooks Brothers, which was acquired in August 2020.
Total Operating Expenses
Total Operating expenses were $40.6 million for the three months ended March 31, 2021 compared to $29.8 million for the three months ended March 31, 2020, an increase of $10.8 million, or 36%. This increase was mainly due to a $10.3 million increase in Payroll, marketing and general administrative expenses.
A breakout of Total operating expenses is provided below:
	Three months ended March 31,		Period-over-period change
(in thousands)	2020	2021	Dollar	Percentage
Payroll, marketing and general and administrative expenses	$27,553	$37,814	$10,261	37%
Depreciation and amortization	1,989	2,581	592	30%
Other operating expenses	266	157	(109)	(41)%
Total operating expenses	$29,808	$40,552	$10,744	36%

•
Payroll, marketing and general administrative expenses for the three months ended March 31, 2021 totaled $37.8 million, compared to $27.6 million for the three months ended March 31, 2020, an increase of $10.3 million, or 37%. This increase was driven by a $7.4 million increase in Payroll, which increased mainly from a $5.1 million increase in share-based and deferred compensation expense that arose from the revaluation of deferred compensation liability to reflect the increased estimated fair value as of March 31, 2021. The remaining increase of $2.3 million was due to an increase in the number of personnel to support the Company’s increased operations. There was also a $2.3 million increase in Marketing direct costs related to increased marketing activities to support recently acquired brands, as well as a $0.6 million increase in General administrative expenses related to brand acquisition costs.
•
Depreciation and amortization expense was $2.6 million for the three months ended March 31, 2021, compared to $2.0 million for the three months ended March 31, 2020, an increase of $0.6 million, or 30%. This increase was due to amortization of intangible assets related to acquisitions in the third quarter of 2020 and depreciation of leasehold improvements put in place in the third quarter of 2020.

Operating Income
Operating income was $119.6 million for the three months ended March 31, 2021, compared to $90.7 million for the three months ended March 31, 2020, an increase of $28.8 million, or 32%. This was mainly due to an increase in total revenue of $39.6 million, offset by an increase in total operating expenses of $10.8 million. Operating income represented 75% of total revenue for both the three months ended March 31, 2021 and the three months ended March 31, 2020. Excluding other operating expenses and depreciation and amortization, operating income was $122.9 million for the three months ended March 31, 2021 and $93.0 million for the three months ended March 31, 2020, an increase of $29.9 million, or 32%.
Other Expenses
The following table summarizes the components of Other Income (Expenses):
	Three months ended March 31,		Period-over-period change
(in thousands)	2020	2021	Dollar	Percentage
Loss on modification and extinguishment of loan	$(5,011)	$(253)	$4,758	(95)%
Interest expense	(23,543)	(22,912)	631	(3)%
Interest income	207	934	727	351%
Unrealized gain (loss) on investments	(824)	1,015	1,839	(223)%
Realized gain (loss) on sale of investments	—	766	766	NM
Gain from Tilray amendment	37,148	—	(37,148)	NM
Other income, net	2,942	1,356	(1,586)	(54)%
	$10,919	$(19,094)	$(30,013)	(275)%

*
NM indicates that the percentage is not meaningful.

For the three months ended March 31, 2021, the Company incurred net Other Expenses of $19.1 million, compared to net Other Income of $10.9 million for the three months ended March 31, 2020, an increase in net Other expenses of $30.0 million. This increase was due mainly to the absence of the one-time gain on Tilray amendment of $37.1 million recognized during the three months ended March 31, 2020, as well as a decrease in other income earned during the three months ended March 31, 2021 of $1.6 million due to certain non-recurring income earned in the quarter ended March 31, 2020. These were offset by lower net interest expenses of $1.4 million due to the pay-off of the second lien term loan in January 2020 and refinancing of interest in February 2021, lower loss on modification and extinguishment of loan by $4.8 million (as there was no loss on extinguishment of loan incurred in the three months ended March 31, 2021) and higher unrealized and realized gain on sale of investments of $2.6 million.
Equity in Net Income (Share in Losses) of Investments Accounted Under the Equity Method
Equity in net income of investments accounted under the equity method for the three months ended March 31, 2021 was $201.0 million, compared to share in losses of $35.9 million for the three months ended March 31, 2020, an increase of $236.9 million. The increase was mainly due to $216.5 million equity in net income of Copper Retail, which includes $215.7 million in the Company’s share of Copper

Retail’s $1,294 million bargain purchase gain related to a business acquisition. The increase was also driven by the increase in share in equity in net income of F21 Holdings by $16.5 million, from a share in losses of $10.4 million for the three months ended March 31, 2020 to equity in net income for the three months ended March 31, 2021 of $6.1 million and the decrease in the Company’s share in losses of SPARC by $3.6 million due to improved operating results of SPARC.
Income Tax Expense
Income Tax Expense was $6.5 million for the three months ended March 31, 2021, compared to $4.9 million for the three months ended March 31, 2020, an increase of $1.6 million, or 33%. The effective tax rate was 2.15% for the three months ended March 31, 2021 and 7.49% for the three months ended March 31, 2020. The Company’s effective tax rate is higher than the NYC Unincorporated Business Tax rate of 4% because some of the Company’s subsidiaries are organized as corporations and are therefore subject to foreign and U.S. federal, state and local income tax. The Company’s effective tax rate for the three months ended March 31, 2021 is lower compared to the three months ended March 31, 2020 due to the Company’s recognition of its share of the gain on a bargain purchase of an investee, included in the Equity in net income of investments accounted under the equity method in the consolidated statement of operations. This transaction is treated for tax purposes as a permanent difference that reduced the Company’s effective income tax rate for the period presented. See ‘‘Prospectus Summary — Summary of the Transactions’’ for additional information regarding the tax implications of our Up-C structure following this offering.
The Year Ended December 31, 2020 compared to the Year Ended December 31, 2019
Licensing Revenue
The details of Licensing revenue of each of our pillars are set forth below:
	Year ended December 31,		Period-over-period change
(in thousands)	2019	2020	Dollar	Percentage
Lifestyle	$385,605	$386,425	$820	NM
Entertainment	83,676	84,915	1,239	2%
Total Licensing revenue	$469,281	$471,340	$2,059	NM

*
NM indicates that the percentage is not meaningful.

Total Licensing revenue was $471.3 million for the year ended December 31, 2020, compared to $469.3 million for the year ended December 31, 2019, an increase of $2.0 million, representing less than 1%. The increase was due to the Licensing revenue contributed by Lucky Brand, Brooks Brothers, Volcom, Sports Illustrated and Barneys, brands that were acquired in 2019 and 2020. Those brands contributed revenue of $72.1 million for the year ended December 31, 2020, compared to $21.3 million for the year ended December 31, 2019, an increase of $50.8 million. Revenue for the year ended December 31, 2019 included $2.0 million from the Chaus brand, which was sold in January of 2020. Existing brands, meaning those owned throughout both years, contributed licensing revenue of $446.1 million in the year ended December 31, 2019 and $396.4 million in the year ended December 31, 2020. The licensing revenue of existing brands decreased by $49.7 million, representing a negative organic growth of 11.1%.
The decrease in Licensing revenue of existing brands is due to (i) the unexpected lower actual royalties earned from certain licensing partners due to the impact of COVID-19, as these licensing partners suffered from significant decline in sales during the COVID-19 lockdown period when retail stores were closed, (ii) contract terminations of certain licensing agreements caused by the significant impact of COVID-19 to the operations of certain licensing partners and (iii) lower level of new licensing agreements executed during 2020 as COVID-19 reduced the licensing community’s appetite to execute new licenses. However, in the latter part of 2020, the level of our licensing revenues improved as our licensing partners began to reopen their stores or focus more on e-Commerce and operate on a normal basis.

Commission and Other Income
Commission and other income increased by $6.5 million from $11.1 million for the year ended December 31, 2019 to $17.6 million for the year ended December 31, 2020, an increase of 58%. This increase was due primarily to the $9.4 million in management fees earned by the Company from its management of the licensing operations of F21 Ipco, which started in the first quarter of 2020, and was partially offset by a $2.9 million decrease in other commissions earned, which decrease was driven by a lower level of activities subject to commissions.
Total Operating Expenses
Total Operating Expenses were $186.7 million for the year ended December 31, 2020 compared to $158.4 million for the year ended December 31, 2019, an increase of 18%, mainly due to the increase in Impairment of trademarks of $38.7 million. A breakout of Total operating expenses is provided below:
	Year ended December 31,		Period-over-period change
(in thousands)	2019	2020	Dollar	Percentage
Payroll, marketing and general and administrative expenses	$142,401	$137,451	$(4,950)	(4)%
Depreciation and amortization	9,854	8,758	(1,096)	(11)%
Impairment of trademarks	4,742	43,447	38,705	816%
Other operating expenses	1,372	(2,918)	(4,290)	(313)%
Total operating expenses	$158,369	$186,738	$28,369	18%

•
Payroll, marketing and general and administrative expenses for the year ended December 31, 2020 totaled $137.5 million, compared to $142.4 million for the year ended December 31, 2019, a decrease of $4.9 million, or 4%. This was driven by a $5.9 million decrease in General and administrative expenses related to certain measures implemented to limit discretionary costs and tighten expense policies, as well as lower operating costs incurred during the COVID-19 lockdown period. This $5.9 million decrease was partially offset by a $0.6 million increase in payroll and consulting, which was the result of a $3.9 million increase in deferred and share-based compensation expenses, arising from the higher number of existing awards that vested in 2020 compared to 2019 and an increase related to new awards granted to certain employees in the first quarter of 2020, that was partially offset by a $3.3 million decrease in payroll expenses due to furloughs and terminations in 2020 that were instituted in response to the effects of COVID-19. The $5.9 million decrease was further offset by a $0.4 million increase in Marketing direct costs, which we incurred as we granted certain concessions to certain licensing partners in response to COVID-19.

•
Depreciation and amortization expense was $8.8 million for the year ended December 31, 2020, compared to $9.9 million for the year ended December 31, 2019, a decrease of $1.1 million, or 11%. This was due to the accelerated amortization of an intangible asset related to a terminated license agreement in 2019, offset by increases in the amortization of intangible assets recognized with respect to the 2020 acquisitions.

•
Impairment of trademarks was $43.4 million for the year ended December 31, 2020 and $4.7 million for the year ended December 31, 2019, an increase of $38.7 million. Total impairment expenses recorded for the year ended December 31, 2020 related to seven existing brands based on the lower expected future cash flows from such brands, of which the base year is 2020, when operating results of these seven brands were negatively affected by COVID-19 (see further discussion in “−Licensing Revenues”). Our estimate of future cash flows also included conservative revenue growth assumptions and did not account for any rebound from the impact of COVID-19 as it is difficult to predict when such rebound will occur. Approximately 52% of the impairment charge is for the Thalia brand.

•
Other Operating Expenses decreased significantly by $4.3 million in 2020 compared to 2019 due to the revaluation of contingent liability related to past acquisitions. This revaluation resulted in the reduction of the liability by $2.9 million in 2020, compared to the increase in the liability of $1.3 million in 2019.

Operating Income
Operating income was $302.2 million for the year ended December 31, 2020 and $322.0 million for the year ended December 31, 2019, a decrease of $19.8 million or 6.2%. This was mainly due to the increase in Operating expenses, which was driven by the increase in trademark impairment expense in 2020, partially offset by an increase in Total revenue. Operating income represented 62% of Total revenue for the year ended December 31, 2020 and 67% of Total revenue for the year ended December 31, 2019. Excluding Impairment of trademarks, Other operating expenses and Depreciation and amortization, Operating income was $351.5 million for the year ended December 31, 2020 and $338.0 million for the year ended December 31, 2019, an increase of $13.5 million or 4%.
Other Expenses
The following table summarizes the components of Other Income (Expenses):
	Year ended December 31,		Period-over-period change
(in thousands)	2019	2020	Dollar	Percentage
Loss on modification and extinguishment of loan	$—	$(5,643)	$(5,643)	NM
Interest expense	(120,717)	(93,258)	27,459	(23)%
Interest income	768	2,589	1,821	237%
Unrealized gain (loss) on investments	(3,783)	1,368	5,151	(136)%
Realized gain (loss) on sale of investments	(93,877)	656	94,533	(101)%
Gain from Tilray amendment	—	37,148	37,148	NM
Other income, net	2,720	14,803	12,083	444%
	$(214,889)	$(42,337)	$172,552	80%

*
NM indicates that the percentage is not meaningful.

•
For the year ended December 31, 2020, the Company incurred net Other expenses of $42.3 million, compared to $214.9 million for the year ended December 31, 2019, a decrease of $172.6 million, or 80.3%.

•
An approximate $131.0 million decrease in net Other expenses relates to (i) the sale of shares of Tilray Inc. (“Tilray”) at the end of 2019 and (ii) a one-time write off of liability under the Tilray Profit Participation Agreement (“Tilray Agreement”), which was entered into by the Company in January 2019. Under the Tilray Agreement, Tilray paid the Company $33.3 million in cash and Tilray common shares with a total fair value of $140.6 million, in exchange for a proportional share in the future cash flows of the Company’s new health and wellness operations, in perpetuity.

As of December 31, 2019, the Company sold all Tilray shares in its possession for total proceeds of $46.7 million, and as a result the Company incurred a $93.9 million loss.
In January 2020, the Company and Tilray entered in an amendment that eliminated the required annual minimum guaranteed payment provision under the original Tilray Agreement, and in its place established an annual $10.0 million threshold whereby only future commissions that exceed such threshold will be owed to Tilray. As a consequence of these amendments, the repayable portion of the Tilray Agreement was deemed extinguished. Accordingly, the $37.1 million balance of the liability associated with the minimum guaranteed payments has been written off and recognized as a one-time, non-cash gain in the Company’s consolidated statement of operations.
The realized loss associated with the sale of the Tilray shares and the write-off on the liability associated with the minimum guaranteed payments are one-time transactions that are not expected to recur.
•
The remaining $41.6 million decrease in net Other Expense items is due to a decrease in net interest expense of $29.3 million that resulted from lower interest rates and the impact of the refinancing of the second lien term loan, as well as an increase in interest income that consisted of interest earned on loans to certain affiliates. This decrease in net Other Expense items also includes a net increase in other income of $12.1 million that was due to various fees earned related to advisory services and other income earned during the year ended December 31, 2020, and an increase in net realized and unrealized gain on investments of $5.8 million. These were offset by the $5.6 million loss on the extinguishment and modification of bank loans incurred during the year ended December 31, 2020 related to the refinancing of the second lien term loan.

Equity in Net Income (Share in Net Loss) of Investments Accounted Under the Equity Method
The Company had a $7.8 million Share in net loss of investments accounted under the equity method for the year ended December 31, 2020 and had an $8.1 million Equity in net income for the year ended December 31, 2019, which represents a decrease of $15.9 million. $43.3 million of the decrease is due to the decrease in the Company’s equity income in SPARC which generated income in 2019 and incurred substantial losses in 2020 due to the impact of COVID-19, resulting in significant declines in sales driven by store closures during the COVID-19 lockdown period. This decrease was offset by the $27.4 million of equity income recognized in 2020 related to results of operations of F21 Ipco and F21 Holdings acquired in the first quarter of 2020. Due to the timing and availability of financial information of Copper Retail, which follows a retail calendar year end, usually January 31 each year, the Company accounts for its equity in income (loss) on a financial reporting lag of two months. No equity income is recognized for the year ended December 31, 2020.
Income Tax Expense
The Company had an Income Tax Expense of $26.8 million for the year ended December 31, 2020 compared to $18.7 million for the year ended December 31, 2019, a significant increase of $8.1 million, or 43%. The effective tax rate was 16% and 11% for 2019 and 2020, respectively. The effective tax rate in 2019 was higher than 2020 due to certain transactions that were subject to specific taxes. The Company’s effective tax rate is higher than the NYC Unincorporated Business Tax rate of 4% because some of the Company’s subsidiaries are organized as corporations and are therefore subject to foreign and U.S. federal, state and local income tax. See “Prospectus Summary—Summary of the Transactions” for additional information regarding the tax implications of our Up-C structure following this offering.
Segment Information
We operate as a single segment, the Licensing Segment.
Seasonality and Quarterly Information
Our operating results are subject to quarterly fluctuations. Due to the structure of our license agreements, licensing revenue in general and revenue from recognized overages in particular have historically been significantly higher in the third and fourth quarter of the year than they are in other calendar quarters. Most of our license agreements provide for annual GMRs paid on a quarterly basis and quarterly reporting by the licensee of net sales and earned royalties (earned royalties generally being the product of the net sales for the applicable period and the applicable royalty rate). In the event that the earned royalty for any given quarter of the contract year exceeds the specified quarterly GMRs, the indicated overage is payable to us. For subsequent quarters, an overage is payable in the event that the year-to-date earned royalty exceeds the year-to-date GMRs less any quarterly overages previously paid during the contract year. In the event that the year-to-date earned royalty is less than the year-to-date GMRs, any overages paid in previous quarters are credited against the GMRs payment due in that quarter. While this treatment results in any overages being billed and payable at the time such overages are reported, we do not recognize such overages as Licensing revenue for accounting purposes until earned royalty exceeds the annual GMRs, which usually occurs in the third or fourth quarter of the year. In addition, our quarterly results have been and will continue to be affected by the timing of new acquisitions. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full year.
The following table sets forth certain unaudited financial and operating information for each of the quarters indicated. The unaudited quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.
	Three months ended
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December, 31 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenue	$113,360	$116,701	$122,462	$127,865	$120,541	$111,946	$125,624	$130,831	$160,103
Operating income(loss)	$84,131	$89,398	$70,809	$77,681	$90,733	$80,673	$92,609	$38,189	$119,551
Net Income	$19,884	$22,962	$17,654	$36,034	$60,802	$52,513	$72,681	$39,277	$294,935
Other Financial Data:
Adjusted EBITDA	$91,829	$84,753	$91,800	$84,058	$94,739	$87,026	$98,110	$93,472	$120,496
Adjusted EBITDA Margin	81%	73%	75%	66%	79%	78%	78%	71%	75%
The following table provides reconciliations of Net income to EBITDA and Adjusted EBITDA for each of the quarters presented above.
	Three months ended
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Net income	$19,884	$22,962	$17,654	$36,034	$60,802	$52,513	$72,681	$39,277	$294,935
Add (Deduct):
Income tax expense	1,807	2,243	1,840	12,848	4,923	4,979	7,906	8,966	6,489
Depreciation and amortization	2,021	2,124	2,167	3,542	1,989	1,972	2,138	2,659	2,581
Interest expense, net	31,267	30,621	29,914	28,147	23,336	21,623	23,425	22,285	21,978
EBITDA	54,979	57,950	51,575	80,571	91,050	81,087	106,150	73,187	325,983
Other adjustments:
Income attributable to non-controlling interest	(6,203)	(6,767)	(6,778)	(4,305)`	(6,600)	(6,732)	(7,430)	6,488	(16,791)
Income attributable to non-controlling interest — Noncash(a)	—	—	—	—	—	—	—	(15,137)	—
Deferred compensation and share-based compensation(b)	877	877	22,011	2,839	7,195	7,922	7,311	8,066	12,333
Impairment of trademarks	—	—	—	4,742	—	—	—	43,447	—
(Equity income)/share in losses of Opco investees — Noncash(c)	9,000	(804)	(5,687)	(5,182)	37,009	5,666	(6,690)	(18,808)	(199,704)
Unrealized loss (gain) on investments	30,471	32,729	(1,455)	(59,356)	824	(1,243)	40	(990)	(1,015)
Realized loss (gain) on sale of investments(d)	—	—	30,773	63,104	—	(736)	326	(246)	(766)

	Three months ended
(in thousands)	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Financing Related Adjustments:
Financing costs, loan modification fees and loss on extinguishment of loans(e)	—	523	1,429	75	5,011	15	617	—	253
Gain from Tilray amendment(d)	—	—	—	—	(37,148)	—	—	—	—
Others(f)	2,705	245	(68)	1,570	(2,602)	1,047	(2,214)	(2,535)	203
Adjusted EBITDA	$91,829	$84,753	$91,800	$84,058	$94,739	$87,026	$98,110	$93,472	$120,496

(a)
This relates to a portion of the impairment expenses included in the determination of the net income attributable to non-controlling interest for accounting purposes. These are non-cash in nature and are included in the determination of Adjusted EBITDA.

(b)
These expenses represent the non-cash expense related to the vesting of the equity and notional units granted to certain employees of the Company, determined based on the estimated grant date fair value of the equity units and the latest estimated fair value of the notional units.

(c)
This relates to our Equity income or share in losses in SPARC and F21 Holdings, who are also our licensing partners, and Copper Retail. We are not actively involved in the management of these affiliates and have no control over the terms or amount of their cash distributions. Equity in net income or share in losses of these affiliates are generally deemed as non-cash and are excluded from our determination of Adjusted EBITDA. We only consider actual cash distributions received from these investees as a performance metric.

(d)
The realized loss on sale of investments in 2019 relates to the losses on the sale of equity securities received as part of a Profit Participation Agreement with Tilray. Upon receipt of these equity securities, these were recorded as part of the profit participation liability and were not recognized in our consolidated statement of operations and in our view, the losses are not directly attributable to our operations. The gain on write off of the profit participation liability is a consequence of the amendment of the agreement in 2020, whereby the repayable portion of the liability has been extinguished. Similarly, the recognition of this liability in 2019 did not impact our consolidated statement of operations and in our view, the gain is not directly attributable to our operations. See further discussions in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)
These expenses relate to costs incurred as part of our capital raising activities or the refinancing of our term loans and are not directly attributable to our operations.

(f)
Others consists of various items that are either non-cash income and expense or non-recurring in nature and are not considered directly attributable to our operations.

Liquidity and Capital Resources
Sources of Funds
We have historically funded our operations primarily with cash flow from operations and, when needed to fund our acquisitions, through drawing from our credit facilities. Our use of cash has been primarily the payment of operating expenses including payroll, marketing costs, rent and other general and administrative expenses, and payment of our debt obligations and related interest. Our most significant contractual obligations and commitments for future uses of cash consists of our Credit Facilities (see Obligations and Commitments discussion below). As of March 31, 2021, $1.8 billion was outstanding under the Existing BofA Credit Facilities, which will mature in 2024, and $46.9 million was outstanding under the SPV Term Loan, which, prior to our repayment of all amounts outstanding thereunder in June 2021, was scheduled to mature in 2025.

As of March 31, 2021, the Company had $457.3 million of cash and cash equivalents primarily of cash on deposit with banks and investments in money market funds. We believe that the cash balance and cash expected to be generated from future operations will be sufficient for our working capital requirements, liquidity obligations, and payments due under the Existing BofA Credit Facilities, including interest payable thereunder, for at least the next 12 months.
For additional information on the Company’s future obligations and commitments, see Note 10, Credit Agreements and Note 18, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this prospectus.
Funding Requirements
Our primary requirement for liquidity and capital is to fund working capital requirements to pay for operating expenses, as well as fund brand acquisitions. Historically, our working capital requirements were funded by our collections from our licensing partners and used to fund past brand acquisitions. From time to time, we also drew down on (and expect to draw down on) our Credit Facilities to fund our acquisitions.
We believe that our sources of liquidity and capital, including proceeds from this offering, will be sufficient to finance our growth strategy and resulting operations and the additional expenses we expect to incur as a public company for at least the next 12 months. However, we cannot assure you that cash provided by operating activities or cash and cash equivalents will be sufficient to meet our future needs. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we could obtain refinancing or additional financing on favorable terms or at all. See “Risk Factors—Risks Related to our Indebtedness and Capital Requirements—We will likely require additional capital to support our operations, including to finance the acquisition of additional brands, and our inability to raise such capital on beneficial terms or at all could restrict our growth.”
Our capital expenditure, based on the nature of our business, is not expected to be significant.
Historical Cash Flows
The following table shows summary cash flow information for the years ended December 31, 2019 and December 31, 2020 and the three months ended March 31, 2020 and March 31, 2021:
	Year ended December 31,		Three months ended March 31
(in thousands)	2019	2020	2020	2021
Net cash provided by operating activities	$249,855	$281,426	$71,945	$110,452
Net cash (used in) provided by investing activities	(172,254)	(297,898)	(100,079)	48,797
Net cash (used in) provided by financing activities	(65,432)	176,335	102,809	45,347
Net increase in cash and cash equivalents	12,169	159,863	74,675	204,596
Cash and cash equivalents at the beginning of the year	80,690	92,859	92,859	252,722
Cash and cash equivalents at the end of the year	$92,859	$252,722	$167,534	$457,318
Operating Activities.   Net cash provided by operating activities consists of net income adjusted for certain non-cash items, including deferred and share-based compensation, depreciation and amortization, impairment of trademarks, non-cash interest expense, deferred income taxes, non-cash gains or losses and other working capital amounts.
For the three months ended March 31, 2021, net cash provided by operating activities was $110.4 million and was comprised of (i) Net income of $294.9 million, (ii) $172.4 million of negative non-cash adjustments to Net income, as set forth above and (iii) a negative change in net working capital of $12.1 million. The $12.1 million negative change in net working capital was attributable to the increase in Accounts receivable of $8.1 million, increase in Other current assets of $1.4 million and decrease in Accounts payable and accrued liabilities of $8.8 million which was offset by increase in Deferred revenue, representing amortization of advance payments from licensing partners to recognize Licensing revenue in accordance with our revenue recognition policy of $5.5 million and increase in Other current liability of $0.7 million.
For the three months ended March 31, 2020, net cash provided by operating activities was $71.9 million and was comprised of (i) Net income of $60.8 million and (ii) $12.7 million of positive non-cash adjustments to Net income, as set forth above, offset by $1.6 million negative change in net working capital. The $1.6 million negative change in net working capital was attributable to the decrease in Deferred revenue, representing amortization of advance payments from licensing partners to recognize Licensing revenue in accordance with our revenue recognition policy of $7.8 million and a decrease in Other current liabilities of $6.7 million. These were offset by a decrease in Other current assets of $6.8 million, decrease in Accounts receivable of $5.6 million and an increase in Accounts payable and accrued liabilities of $0.5 million.
For the year ended December 31, 2020, net cash provided by operating activities was $281.4 million and was comprised of (i) Net income of $225.3 million and (ii) $81.6 million of positive non-cash adjustments to Net income, as set forth above, offset by a $25.4 million negative change in net working capital. The $25.4 million negative change in net working capital was attributable to the decrease in Deferred revenue, representing amortization of advance payments from licensing partners to recognize Licensing revenue in accordance with our revenue recognition policy of $37.7 million and decrease in Other current liability of $4.2 million. These were partially offset by the decrease in Accounts receivable of $3.6 million, decrease in Other current assets of $10.4 million and increase in Accounts payable and accrued liabilities of $2.5 million.
For the year ended December 31, 2019, net cash provided by operating activities was $249.9 million and was comprised of (i) Net income of $96.5 million, (ii) $140.8 million of positive non-cash adjustments to Net income, as set forth above, and (iii) a $12.5 million positive change in net working capital. The $12.5 million positive change in net working capital was attributable to the increase in Deferred revenue, representing net collections from licensing partners of $31.1 million, the increase in Other current liability of $1.0 million and the increase in Accounts payable and accrued liabilities of $5.2 million. These were partially offset by the increase in Accounts receivable of $4.7 million, an increase in Other current assets of $3.0 million and decrease in Other long-term liabilities of $17.1 million.
Investing Activities.   Our net cash used in investing activities primarily consists of acquisitions of Trademarks, Property and equipment and other intangible assets, as well as investments in partnerships and advances to affiliates.
For the three months ended March 31, 2021, net cash provided by investing activities was $48.8 million and was primarily comprised of cash acquired as a result of consolidation of F21 Ipco of $20.6 million, collection of advances from F21 Opco of $25.0 million and $3.2 million proceeds from sale of equity investments.
For the three months ended March 31, 2020, net cash used in investing activities was $100.1 million and was primarily comprised of investments in partnerships of $98.3 million, additional payment for the Barneys trademark of $5.0 million and acquisition of property and equipment of $4.3 million, offset by the collection of loans receivable of $7.6 million.
For the year ended December 31, 2020, net cash used in investing activities was $297.9 million and was primarily comprised of acquisition of Trademarks of $112.4 million in connection with our growth strategy, acquisitions of Property and equipment and Other intangible assets of $12.3 million and additional and new investments in affiliates, including advances of $187.3 million. These were partially offset by $14.2 million of collection of loan receivables and proceeds from other investing transactions.
For the year ended December 31, 2019, net cash used in investing activities was $172.3 million and was primarily comprised of acquisition of Trademarks of $204.5 million in connection with our growth strategy, acquisitions of Property and equipment and Other intangible assets of $6.2 million and loans granted as part of an acquisition of $8.8 million, which were partially offset by the $47.2 million of proceeds from sale of investments and others.
Financing Activities.   For the three months ended March 31, 2021, net cash provided by financing activities was $45.3 million and was primarily comprised of proceeds from the issuance of Class A common units of $59.0 million and proceeds from profit participation liabilities of $5.5 million. These were offset by distributions to members and non-controlling interests of $15.9 million, repayment of term loans of $0.5 million and payment for financing costs related to refinancing of the term loan of $2.8 million.
For the three months ended March 31, 2020, net cash provided by financing activities was $102.8 million and was primarily comprised of proceeds from revolving credit facility of $99.3 million and proceeds from term loans of $16.9 million. These were offset by distributions to non-controlling interest members of $6.4 million, payment for financing costs related to refinancing of the term loan of $5.4 million and guaranteed payment under the profit participation agreement of $1.6 million.
For the year ended December 31, 2020, net cash provided by financing activities was $176.3 million and was primarily comprised of proceeds from our term loans of $259.0 million, proceeds from profit participation liabilities of $8.0 million and capital contribution of $2.8 million. These were offset by distributions to members and non-controlling interests of $75.0 million, repayment of term loans of $5.8 million, payment for financing costs related to term loan availed during the year of $9.2 million and financing related payments of $3.5 million.
For the year ended December 31, 2019, net cash used in financing activities was $65.4 million, primarily related to distributions to members and non-controlling interests of $74.0 million and repayment of term loans of $26.5 million. These were partially offset by the net proceeds from profit participation liability of $34.2 million and capital contribution and others of $0.9 million.
Obligations and Commitments
Credit Agreements
Bank of America, N.A.
On September 29, 2017, the Company, through its indirect wholly-owned subsidiary, ABG Intermediate Holdings 2 LLC, entered into a First Lien Credit Agreement and a Second Lien Credit Agreement (collectively, the “BofA Credit Agreements”) with Bank of America, N.A., as administrative agent and collateral agent and other lenders (“Lenders”). As of December 31, 2019, the outstanding amount due (excluding unamortized discount and deferred financing fees) under the BofA Credit Agreements amounted to $1,581.5 million. On January 30, 2020, the Company entered into an amendment of the First Lien Credit Agreement whereby the Company incurred an additional $400.0 million loan. This additional loan is subject to the same terms of the initial First Lien Term Loan. Proceeds from the additional term loan were used to pay off the $385.0 million outstanding principal balance of the Second Lien Term Loan and related interest. On July 17, 2020, the Company incurred an incremental First Lien Term Loan of $200.0 million, which is subject to terms similar to the initial First Lien Term Loan. As of December 31, 2020 and March 31, 2021, the outstanding amount due (excluding unamortized discount and deferred financing fees) under the First Lien Term Loans amounted to $1,796.4 million and $1,795.9 million, respectively.
The First Lien Credit Agreement also includes a $100.0 million revolving commitment (the “Revolver”), including a $10.0 million swingline sub-facility and a $25.0 million letter of credit sub-facility (the First Lien Term Loans and the Revolver, collectively, the “Existing BofA Credit Facilities”). As of December 31, 2020 and March 31, 2021, the Company had not drawn any amount under the Revolver.
The Company has the right to prepay any outstanding amount under the Existing BofA Credit Facilities, subject to certain conditions. As of December, 31, 2020, the principal balance of the Existing First Lien Term Loans is payable in quarterly installments of $4.1 million until June 30, 2024. The remaining balance of $1,539.1 million is payable in full on September 29, 2024, the maturity date. In April 2021, the Company made a $72.0 million payment, representing the mandatory payment related to the portion of Excess Cash Flow for the year ended December 31, 2020, pursuant to the First Lien Credit Agreement. This payment eliminated the required future quarterly payments related to First Lien Credit Agreement, and the remaining principal balance of the Existing First Lien Term Loan of $1,524.9 million after the mandatory payment is payable in full on September 29, 2024. As of December 31, 2020, the principal balance of the

Incremental First Lien Term Loan is payable in quarterly installments of $0.5 million and the $192.5 million is payable in full on September 29, 2024, the maturity date.
During the period the First Lien Term Loans are outstanding, the Company can designate the term loans either as a base rate loans or as Eurodollar rate loans. Similarly, the Company could designate the Second Lien Term Loan (which was repaid using proceeds from the additional term loan the Company obtained in January 2020, as described above) either as a base rate loan or a Eurodollar rate loan. As of December 31, 2019, the outstanding First Lien Term Loan and Second Lien Term Loan were designated as Eurodollar rate loans, and as of December 31, 2020, the First Lien Term Loans were designated as Eurodollar rate loans. First Lien Term Loans designated as Eurodollar rate loans bear interest equal to LIBOR or if not available, the rate determined by Bank of America plus an applicable margin of 3.5%. As of December 31, 2019, the prevailing interest for the First Lien Term Loan was 5.20% per annum. As of December 31, 2020, the prevailing interest for the Existing First Lien Term Loans and Incremental Amendment No. 5 Term Loans were 4.5% and 6.25% per annum, respectively. On February 4, 2021, the Company entered into an amendment of the First Lien Credit Agreement, pursuant to which the applicable margin for the original portion of the First Lien Term Loan was amended to 3.25% per annum.
Indebtedness under the Existing BofA Credit Facilities is guaranteed by the Company’s wholly-owned subsidiary, ABG Intermediate Holdings 1 LLC and its current and future wholly-owned domestic subsidiaries (on a joint and several basis) subject to exceptions for any excluded subsidiaries, and is secured by security interests in substantially all of the Company’s existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, if any, and cash proceeds from the sale of any of the foregoing. As of December 31, 2019 and 2020, the Consolidated Balance Sheets present substantially all of the assets of ABG Intermediate Holdings 1 LLC and its current and future wholly-owned subsidiaries, except for cash owned by the parent company amounting to $6.7 million and $6.9 million, respectively. In addition, it excludes the $119.1 million total assets as of December 31, 2020 of ABG SPV 1, which is not covered by the terms of the Existing BofA Credit Facilities but is covered under a separate credit facility. The Existing BofA Credit Facilities also include a financial maintenance covenant, which is applicable to the Revolver only, and which, if not met, may restrict the Company’s future ability to draw additional funds from the facility.
Repayment of Outstanding Loans
We will use all of the net proceeds from this offering (including any net proceeds received upon exercise of the underwriters’ option to purchase additional shares of Class A common stock) to acquire newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions referred to on the cover page of this prospectus. We intend to cause ABG LLC to use the proceeds from the sale of LLC Interests to us as described in “Use of Proceeds,” including to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans. See “Use of Proceeds.”
Other Contractual Obligations
Operating Leases
As of December 31, 2020, the Company has two existing lease agreements for its office premises in New York City. These leases expire on June 30, 2030 and February 28, 2025, each with an extension option for another five-year term, subject to certain conditions. These leases contain escalation clauses which increase the rent over the term of the lease.
One of the office premises that is not used for the Company’s operations is subleased to both a third party and SPARC. These subleases expire on November 30, 2021 and June 29, 2028. These subleases contain escalation clauses which increase the sublease income over the term of the lease.
The Company has a short-term lease of a retail space in New York City. The Company paid $0.2 million of rent for the year ended December 31, 2020. In January 2021, the lease was amended to extend the term to December 31, 2021. This lease amendment will increase the Company’s minimum lease payments by $1.8 million in 2021.
Licensing Expenses
The Company has entered into multiple licensing agreements with photographers, through which the Company is required to make minimum annual guaranteed payments of $1.1 million in 2021 and payments of less than $0.5 million in the succeeding years until 2025. These licensing agreements give the Company the rights to use certain photographs of Marilyn Monroe.
Distributions to Redeemable Non-controlling Interest
Under the terms of its operating agreements with the redeemable non-controlling interest members, the Company is obligated to make minimum annual distributions to such holders amounting to $1.1 million.
Tax Receivable Agreement
Following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreement. The actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. For additional information about these factors, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” However, we expect that the payments that we will be required to make to the TRA Participants will be substantial. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or to ABG LLC. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 30 calendar days of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot use commercially reasonable efforts to obtain, sufficient funds to make such payment.
Off-Balance Sheet Arrangements
As of December 31, 2020 and March 31, 2021, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Use of Estimates
Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and exercise judgments. Management exercises considerable judgment with respect to establishing sound accounting policies and in making estimates and assumptions that affect the reported amounts of assets, liabilities, recognition of revenue and expenses, and disclosure of commitments and liabilities at the date of the financial statements. On an ongoing basis, management evaluates these estimates and reassesses its judgments, based on historical experience, relevant available information and various other assumptions that are believed to be reasonable under the circumstances. When circumstances indicate that modifications are necessary, we modify our approach. The results of this process form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. While we believe that the factors we evaluate provide us with a meaningful basis for establishing and applying sound accounting policies, we cannot guarantee that the results will always be accurate. Actual results could differ from estimates.
Management considers the following to be the areas where significant estimates and considerable judgment are applied:

Revenue Recognition
The Company applies Accounting Standards Codification 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of ASC 606 is the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to in exchange for those goods or services. ASC 606 requires a five-step approach to achieve this principle, which requires greater use of judgment and estimation and requires expanded disclosures related to the amounts recognized in the Consolidated Financial Statements and the related judgment used in the preparation of such financial statements. The five-step approach prescribed by ASC 606 to determine the appropriate method of revenue recognition for each contractual arrangement are as follows:
Step 1:
Identify the contract(s) with a customer

Step 2:
Identify the performance obligation(s) in the contract

Step 3:
Determine the transaction price

Step 4:
Allocate the transaction price to the performance obligation(s) in the contract

Step 5:
Recognize revenue when (or as) the entity satisfies a performance obligation

Our license agreements generally specify payment of royalties to the Company as a percentage of actual net sales, as defined in the respective license agreements (“Earned Royalties”) or what is referred to as sales-based royalties. Most of the license agreements include a provision for the payment of GMRs. These agreements also require the licensees to pay the Company any excess of the Earned Royalties over the GMRs (referred to as overages). In certain instances, license agreements include equity shares as part of compensation in addition to cash payments.
In recognizing Licensing revenues, we apply significant estimates and considerable judgement in the following areas:
•
License agreements with GMRs—GMRs are recognized as Licensing revenue on a straight-line basis over the applicable term of the GMR as defined in each license agreement, generally on an annual basis. Any Overage is recognized as Licensing revenue only when the Company is reasonably certain that Earned Royalty amount exceeds the relevant GMR, generally defined as an annual amount. To the extent royalty reports are not received from our licensing partners, the Company uses historical information and available information about the licensee’s current performance to estimate any expected Overage to be recognized that matches the period of the licensee’s actual sales.

•
License agreements with only Earned Royalty provisions—Licensing revenue is recognized based on the Earned Royalty reported by the licensee corresponding to the licensee’s actual sales. At each reporting period and to the extent royalty reports are not received from our licensing partners, the Company uses historical information and available information about the licensee’s current performance under the license agreement to estimate Licensing revenues not yet reported by the licensee in order to recognize Licensing revenues that matches the period of the licensee’s actual sales.

•
License agreements with equity shares as compensation—There are instances when the Company receives equity shares as consideration for entering into certain license agreements in addition to royalties payable in cash. The equity shares are valued based on their fair value at: (1) the earlier between the date of the commencement or the execution of the license agreement; or (2) the date of the actual receipt of the shares, if later. The fair value of the equity shares is recognized as Licensing revenue over the term of the license agreement subject to any vesting conditions.

Our estimates of Overages and Actual royalties relate mainly to the fourth quarter of each year, and on an annual basis typically represent less than 10% of the total Licensing revenue. As these estimates are based on information available to us, actual results may differ from our estimates.

Impairment of Long-lived Assets
As part of our annual test of the recoverability of goodwill and indefinite lived intangible assets, we compare the carrying amount of the reporting unit or relevant assets to their respective estimated fair value determined using forecasted discounted future net cash flows expected to be generated by the reporting unit or determined using the royalty income method for the relevant asset. If the carrying amount of the reporting unit or relevant assets exceed its estimated fair value, an impairment charge would be recognized to the extent of the excess of the carrying amount of the reporting unit or relevant assets over its estimated fair value. We obtain assistance from a third-party valuation firm in determining the estimated fair value of the reporting or relevant assets, which uses significant assumptions such as estimate of future cash flows to be generated by the reporting unit or relevant assets and weighted average cost of capital among others. These are considered Level 3 inputs and are highly dependent on our expectations of the growth of our business and the future cash flows expected to be generated by the reporting unit or relevant assets. These underlying assumptions will impact our conclusion whether a reporting unit or relevant asset is impaired and any related impairment expense to be recognized in our Consolidated Statement of Operations.
Asset Acquisitions
We apply the provisions of Accounting Standards Update (“ASU”) 2017-01, Clarifying the Definition of a Business in determining whether the set of assets and activities for each acquisition meet the amended definition of a business. All of our recent acquisitions did not meet the definition of a business, primarily because of the absence of any substantive process acquired. These acquisitions are accounted as an asset acquisition and the cost method is applied. Under the cost method, the cost of the assets acquired consists of the cash paid, estimated fair value of any non-cash consideration or non-controlling interests and acquisition costs incurred. The cost is allocated to the various assets acquired based on the estimated fair value of each of the assets acquired. We obtain assistance from a third-party valuation firm in determining the estimated fair value of the assets acquired, which uses significant assumptions such as estimate of future cash flows of the acquired asset, weighted average cost of capital and enterprise value among others. These are considered Level 3 inputs and are highly dependent on our expectations of the future cash flows expected to be generated by the acquired assets. These underlying assumptions will impact our allocation of the cost to intangible assets with infinite lives and intangible assets subject to amortization which may impact the amortization expense to be recognized in our Consolidated Statement of Operations.
Deferred and Share-based Compensation Expense
We have granted equity and notional units to certain employees. These awards are subject to both time and performance vesting. Compensation expense related to the grant of equity and notional units is measured based on the estimated grant date fair value of the units. Under the relevant accounting guidance, compensation expense is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition. For notional units, the potential liability related to the vested units is presented as a liability and is subject to revaluation based on the estimated fair value of the notional units at the end of each reporting period. We obtain assistance from a third-party valuation firm in determining the estimated fair value of the equity and notional units at each grant date and at the end of each reporting period for the notional units. This estimate uses significant assumptions such as 1) the estimated business enterprise value of the Company which employs both market and income approaches and considers comparable companies, estimated future cash flows and the weighted average cost of capital; 2) expected volatility based on comparable companies; and 3) risk free interest rate as of each valuation date. These are considered Level 3 inputs and are highly dependent on our expectations of the future cash flows expected to be generated by the Company and selection of comparable market information. These underlying assumptions will impact determination of the estimated fair values of the equity and notional units which may impact the deferred and share-based compensation expense to be recognized in our Consolidated Statement of Operations.
Redeemable Non-controlling interests
Both the operating agreements of two non-controlling interest shareholders include a put option whereby each of these non-controlling interest shareholders have the right, at their option, to require us to buy back their interest at fair value at any time. Under relevant accounting guidance, ownership interests which include features that permit the non-controlling interest holders, at their option, to deliver the ownership interests to the company in exchange for cash is considered redeemable equity. Accordingly, the non-controlling interests is presented in the mezzanine (between liabilities and equity) on our consolidated balance sheet and is referred to as redeemable non-controlling interests, which will be subject to revaluation at each balance sheet date to reflect its maximum redemption amount.
We obtain assistance from a third-party valuation firm to determine the estimated fair value of the redeemable non-controlling interests, which is determined using the discounted cash flow method. Significant assumptions used in estimating the fair value of the non-controlling interests include estimates of future revenue, future expenses and weighted average cost of capital. These are considered Level 3 inputs. Changes in the estimated fair value of non-controlling interests is recognized as a reallocation of the value of non-controlling and controlling interests which does not impact the Consolidated Statement of Operations.
Income Taxes
ABG LLC is currently, and will be through the consummation of this offering, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. We account for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization is dependent on generating sufficient taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. In determining the need or the sufficiency of the valuation allowance on our deferred tax assets, we consider the estimate of the future taxable income of the relevant entity. Such estimate will impact the level of deferred tax expense recognized in the Consolidated Statement of Operations.
We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an examination. For tax positions meeting the more-likely-than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.
After the consummation of this offering, pursuant to the ABG LLC Agreement, ABG LLC will generally make pro rata tax distributions to holders of LLC Interests, including ABG Inc., in an amount sufficient to fund all or part of their tax obligations with respect to the taxable income of ABG LLC that is allocated to them. See “Certain Relationships and Related Party Transactions—ABG LLC Agreement—Distributions.” After consummation of this offering, ABG Inc. will be subject to foreign and U.S. federal, state and local income taxes with respect to its allocable share of any taxable income of ABG LLC and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the Tax Receivable Agreement, which we expect will be significant. ABG Inc. intends to cause ABG LLC to make distributions in an amount sufficient to allow ABG Inc. to pay its tax obligations and operating expenses, including distributions to fund any ordinary course payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—ABG LLC Agreement—Distributions.”
Jumpstart Our Business Startups Act of 2012
Section 107 of the JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

New Accounting Standards
In October 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-10, “Codification Improvements,” which contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section. It also contains amendments which clarify various guidance for consistent application. This ASU is effective for annual periods beginning after December 15, 2020 for public business entities. We are currently evaluating the impact of adopting this guidance.
In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes.” ASU 2019-12 was issued to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The adoption of ASU 2019-12 is not expected to have a material impact on the Consolidated Financial Statements.
Quantitative and Qualitative Disclosure of Market Risks
Interest Rate Risk
We are exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Each of our Credit Facilities carries interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 31, 2020, we had no outstanding borrowings under the Revolver, $1,796.4 million in outstanding borrowings under the First Lien Credit Facility with Bank of America, N.A. and $46.9 million in outstanding borrowings under the SPV Term Loan. As of March 31, 2021, we had no outstanding borrowings under the Revolver, $1,795.9 million in outstanding borrowings under the First Lien Credit Facility with Bank of America, N.A. and $46.9 million in outstanding borrowings under the SPV Term Loan, which was fully repaid on June 1, 2021. In April 2021, the Company made a $72.0 million payment, representing the mandatory payment related to the portion of Excess Cash Flow for the year ended December 31, 2020, pursuant to the First Lien Credit Agreement. This payment reduced the outstanding borrowings under the First Lien Credit Facility to $1,723.9 million after the mandatory payment. A hypothetical increase in interest rates of 1% related to our outstanding borrowings as of March 31, 2021 would have resulted in an increase to interest expense of approximately $17.1 million for the year ended December 31, 2020 and approximately $3.9 million for the three months ended March 31, 2021.
Foreign Currency Exchange Risk
Although we conduct business outside of the United States, the revenue and expenses associated with our international business are generally transacted in U.S. dollars and accordingly we do not have material foreign currency risk.
Impact of Inflation
We do not believe that the relatively moderate rates of inflation experienced over the past few years in the United States, where we primarily compete, have had a significant effect on revenue or profitability. If there is an adverse change in the rate of inflation by less than 10%, we believe the expected effect on net income would be immaterial.

BUSINESS
Authentic Brands Grou
We are Brand Owners. Curators. Guardians.
ABG is a world class brand development, marketing and entertainment company. Our Company was founded in 2010 by CEO Jamie Salter with an innovative vision to expand the brand licensing paradigm. Our platform combines the operational and financial benefits of a traditional brand licensor with the brand development, marketing and long-term value approach employed by the world’s most successful brands. We own the intellectual property of our brands and receive licensing revenues from a diverse global network of licensees across a range of categories and territories. Our platform integrates brand strategy, innovative marketing, rich content and centralized data analytics capabilities for our portfolio of over 30 iconic global brands, which generated approximately $10 billion in annual GMV worldwide for the year ended December 31, 2020.
Asset-Light Model that Generates Strong Financial Metrics
Our asset-light model has generated strong operating margins and is highly capital efficient. We earn long-term and recurring royalties from our licensees and generate over 70% Adjusted EBITDA margins and nearly 100% Adjusted Free Cash Flow Conversion. Through our model, we retain brand ownership and approval rights over marketing strategies, product development, and use of data. Our licensee partners bear the capital, manufacturing, inventory, markdowns and distribution responsibilities, and work in partnership with our team to execute the strategy and shared vision of building long-term value in the marketplace.
We generate revenues from multiple royalty streams, including GMRs, overages and NILs and other intellectual property. We earn revenue from licensees based on a percentage of wholesale or retail product sales, and a significant portion of our revenue is comprised of GMRs. Our contracts are generally three to ten years in length and generally include multiple long-term renewal options. In 2020, 83% of our revenue was attributable to GMR payments. As of March 31, 2021, future contracted minimums totaled more than $2.6 billion, of which more than $400 million is payable to us in each of 2021 and 2022, representing significant contractual recurring revenue streams from licensees.

Portfolio of Iconic Global Brands
Our portfolio is comprised of iconic brands with significant history and global recognition. Our brands operate with exposure to broad and growing consumer product categories and distribution channels, in addition to live events, hospitality and immersive experiences. We have a long history of reimagining and unlocking our brands to broaden their TAM, drive sustainable organic growth and support enduring brand equity. We organize our portfolio into two pillars, as follows:
Global and Diverse Distribution Network
We leverage the strong consumer recognition and attractive positioning of our brands through a global network of 1,000 licenses across more than 700 licensees, including manufacturers, distributors, wholesalers, retailers and e-Commerce partners, to help drive organic growth in our business. In 2020, 78% of our licensing revenue on a Pro Forma as Adjusted Basis came from North America, while 22% came from the rest of the world.
We are experts at building brands across numerous consumer product categories including ready to wear apparel, sportswear, footwear, accessories, beauty & fragrance, outdoor, home and luxury. Lifestyle brands represented 82% of our revenue in 2020 and 85% of our revenue for the three months ended March 31, 2021. Our brands are sold globally through a mixture of retail and e-Commerce accounts, direct-to-consumer channels, marketplaces and approximately 6,000 branded stores and shop-in-shops, owned and operated by our licensees. E-Commerce sales through our licensees continue to be an area of strong growth for us and represented 18% of GMV in 2020.
Our Entertainment brands offer culturally significant storytelling through long-form and short-form content, live events, hospitality and immersive experiences. Entertainment represented approximately 18% of our revenue in 2020 and 15% of our revenue for the three months ended March 31, 2021. We collect royalties from our Entertainment brand licensees for commercial use of certain NILs and related music, video, film, photo, and other media assets. We enter into partnerships only with licensees that can support our brands’ positioning and share our vision of building long-term brand value.
Brand Development Flywheel
Our digital-first brand development flywheel leverages our platform to connect directly with the consumers of our brands. Since our founding, we have been pioneers in digital marketing, which has served as the basis for brand development. This approach allows us to access a broad array of consumer insights, which in turn has allowed us to optimize our marketing strategies while greatly enhancing our perspective when considering new brand acquisitions. This flywheel effect is fueled and reinforced by our brand marketing, which allows us to drive conversion to commerce across all of our brands, which then drives strong growth across our portfolio of brands through new and existing channels.
We have enhanced the traditional brand licensor model by deploying an integrated approach to strategic brand management, omni-channel distribution, marketing, content creation and social media. We have made several investments that enhance our marketing funnel by delivering branded content through digital media and social channels. Through our 360º marketing approach, we deploy innovative marketing strategies that span digital and non-digital media platforms in order to maximize our brands’ global consumer recognition and engagement, thereby enhancing their exposure to our global distribution network. This approach has driven demand creation and conversion to commerce, supporting our licensee partners by distributing consistent storytelling across platforms and generating excitement around our brands.
Our digital-first flywheel is enabled by our broad reach and strong engagement. Our social media content engine spans a wide range of channels and platforms, and includes over 230 accounts with over nine billion annual impressions and approximately 269 million followers as of March 31, 2021. We further amplify the reach of our brands through Winston, our proprietary influencer network that coordinates marketing efforts across influencers. We utilize search engine optimization tools to drive high quality organic traffic to our brands’ websites, which have 56 million unique monthly visitors and provide our team with consumer insights and a direct communication channel with our target audience. We believe the capabilities of our brand development flywheel will continue to strengthen as the number of brands under our ownership increases, activated by the network effects achieved through the scale of our integrated platform.
Our platform benefits from the powerful drivers of the digital-first brand development flywheel:
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Marketing: Our innovative, digital-first approach to marketing leverages data and customer insights from our robust digital and social media engine, driving strong revenue growth.

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Revenue: Conversion to commerce and revenue growth across licensee partners allows us to reinvest in product marketing, leading to higher brand recognition.

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Brand Growth: Scaling our brands creates network effects across new and existing distribution channels, providing customer insights that further enhance our marketing strategy.

Our Strong Financial Track Record
Since our founding in 2010, we have grown our business both organically and through over 30 acquisitions, including 19 over the past five years. Between 2015 and the first quarter of 2021, we achieved an organic growth median of 5.9%, driven by the strong performance of our existing brand portfolio. We grew Revenue, Net Income Attributable to ABG LLC and Adjusted EBITDA to $489 million, $211 million and $373 million, respectively, in 2020 and to $160 million, $278 million and $120 million, respectively, for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, our Revenue, Net Income Attributable to ABG LLC and Adjusted EBITDA would have grown to $555 million, $228 million and $392 million, respectively, in 2020 and to $163 million, $278 million and $ 121 million, respectively, for the three months ended March 31, 2021. As of March 31, 2021, on a pro forma basis, after giving effect to the application of the net proceeds from this offering as described in “Use of Proceeds,” and to the SPV Term Loan Repayment, we would have had consolidated indebtedness of approximately $      million.
Our leading financial metrics are supported by the growth in the size of our brand portfolio, our asset-light operating model and highly visible revenues that are mostly driven by contractual GMRs from our license agreements, which are generally three to ten years in length and generally include multiple long-term renewal options. Between 2016 and 2020, we achieved the following financial milestones:
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Increased Revenue from $165 million to $489 million, at a compound annual growth rate (“CAGR”) of 31%. On a Pro Forma as Adjusted Basis, Revenue would have increased from $165 million to $555 million, at a CAGR of 35%.

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Increased Net Income Attributable to ABG LLC from $45 million to $211 million, at a CAGR of 47%. On a Pro Forma as Adjusted Basis, Net Income Attributable to ABG LLC would have increased from $45 million to $228 million, at a CAGR of 50%.

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Increased Net Income Attributable to ABG LLC Margin from 27% to 43%. On a Pro Forma as Adjusted Basis, Net Income Attributable to ABG LLC Margin would have increased from 27% to 41%.

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Increased Adjusted EBITDA from $121 million to $373 million, at a CAGR of 33%. On a Pro Forma as Adjusted Basis, Adjusted EBITDA would have increased from $121 million to $392 million, at a CAGR of 34%.

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Increased Adjusted EBITDA Margin from 73% to 76%. On a Pro Forma as Adjusted Basis, Adjusted EBITDA Margin would have decreased from 73% to 71%.

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Generated Cash Flow from Operating Activities over the last five years of $820 million.

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Generated Cumulative Free Cash Flow over the last five years of $796 million.

Furthermore, our financial performance and business model have been resilient throughout the COVID-19 pandemic. Underpinned by GMRs, our diversified portfolio and our strategic acquisitions, our Revenue and Adjusted EBITDA grew by 2% and 6%, respectively, in 2020, as compared to 2019, and by 33% and 27%, respectively, for the three months ended March 31, 2021, as compared to the three months ended March 31, 2020. On a Pro Forma as Adjusted Basis, our Revenue and Adjusted EBITDA would have grown by 16% and 11%, respectively, in 2020 and by 35% and 27%, respectively, for the three months ended March 31, 2021. We took proactive steps to address the impact of COVID-19 through reduction in headcount and other discretionary savings, as well as a shift of resources to expand digital-first solutions.
Our Key Differentiators
We believe our approach to brand development and management drives strong financial performance and creates long-term value, and we are differentiated by the following key business strengths:
Leading Portfolio of Iconic Global Brands
ABG is the third largest licensor globally based on 2019 retail sales, according to License Global (with Disney being the largest). We have built a diverse portfolio of over 30 iconic global brands with strong consumer recognition and enduring appeal across demographics, geographies and categories. Brands currently owned and/or managed by ABG generated an estimated GMV of $13.5 billion in 2019 and $9.7 billion in 2020, and each of our seven largest brands generated over $500 million of GMV in 2020. We protect the integrity of our leading portfolio through a global network of over 17,000 trademarks.
Our brand portfolio is organized into two pillars:
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Lifestyle: Global brands with deep heritage across women’s and men’s apparel, accessories, beauty and home. Our Lifestyle brands include Nautica, Forever 21, Aéropostale, Nine West, Brooks Brothers, Lucky Brand, Vince Camuto, Frye, Spyder, Barneys New York, Juicy Couture, Volcom, Thomasville, Jones New York, Prince, Adrienne Vittadini, Hart Schaffner Marx, Airwalk, Frederick’s of Hollywood, Tretorn, Judith Leiber, Hickey Freeman and Herve Leger. Our Lifestyle brands portfolio is distributed through 420 licensees globally and represented approximately 82% of revenue for the year ended December 31, 2020 and approximately 85% of revenue for the three months ended March 31, 2021.

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Entertainment: IP ownership, NIL ownership, music, copyrighted works and trademarks of some of the most iconic celebrities in history in addition to media brands, platforms, attractions and experiences. We believe these highly recognizable and marketable personalities provide us with worldwide exposure and significant domestic and international licensing opportunities for merchandise, endorsements, marketing campaigns, public appearances, live events, movies, and musical performances, among other opportunities. Our Entertainment brands include Sports Illustrated, Shaquille O’Neal, Elvis Presley, Neil Lane, Marilyn Monroe, Greg Norman, Muhammad Ali, Thalia Sodi and Julius Erving. Our Entertainment brands represented approximately 18% of revenue for the year ended December 31, 2020 and approximately 15% of revenue for the three months ended March 31, 2021.

Powerful and Predictable Asset-Light Model
We have a powerful asset-light financial model that generates a predictable base of recurring revenue, consistently high operating margins and attractive cash flows. The vast majority of our license agreements include GMRs, which provide a high degree of predictability to our licensing revenue. 83% of our revenue in 2020 was attributable to GMR payments. Beyond the GMRs received from licensees, ABG generates a significant amount of revenue from the collection of overages above the GMR base set for each brand. Our predictable and recurring revenue streams, combined with our attractive margins and minimal capital expenditure requirements, result in high cash flow conversion and increased capacity to invest in future growth initiatives.
Highly Diversified Network of Global Licensee Partners
We partner with best-in-class licensees that we select based on their financial strength and ability to generate revenue while also supporting our long-term brand vision. We have over 700 licensee partners and more than 1,000 licenses selling in 136 countries, utilizing a highly scalable global distribution network through attractive partner channels. Many of our licensees partner with ABG across multiple of our portfolio brands, enabling strong partnerships and strategic alignment.
Our largest licensee is SPARC, a multi-brand operator of the Nautica, Forever 21, Aéropostale, Lucky Brand and Brooks Brothers brands. SPARC designs, sources, manufactures and distributes apparel and accessories through over 1,300 owned and operated branded retail stores, digital channels and leading wholesale accounts, generating $2.9 billion in global retail sales in 2020 and over $850.0 million in global retail sales in the three months ended March 31, 2021. We jointly own SPARC with Simon Property Group, SPARC’s largest landlord and a company affiliated with beneficial holders of more than 5% of our capital stock. Through this partnership, ABG owns 50% of SPARC, with Simon Property Group owning the remaining 50%. We believe that our relationship with SPARC is mutually beneficial as it provides us with influence over a significant distribution channel, while building long-term value and demand for SPARC’s distribution network through our brand development capabilities. In 2020, revenue from SPARC represented approximately 7% of our total revenue. On a Pro Forma as Adjusted Basis, revenue from SPARC would have represented approximately 15% of our total revenue in 2020, with no single SPARC brand license representing more than 7% of our total revenue. For the three months ended March 31, 2021, revenue from SPARC represented approximately 11% of our total revenue and would have represented approximately 12% of our total revenue on a Pro Forma as Adjusted Basis, with no single SPARC brand license representing more than 5% of our total revenue.
Brand Development Flywheel Drives Conversion to Commerce
We utilize a digital-first brand development flywheel that is integrated across all parts of the customer acquisition funnel. Our marketing team works exclusively on developing traditional, social and digital media strategies and content tailored for each of our brands, which we and our partners utilize for various marketing campaigns. We design and supply in-depth brand books, which provide our licensing and retail partners with the story, feel and imagery for each brand, enabling them to portray the brands in a manner consistent with our vision. We also utilize search engine optimization tools and a variety of top-of-funnel, bottom-of-funnel and retargeting strategies to drive demand creation and engagement. Our dynamic data insights dashboard, Cerebro, amalgamates data and generates actionable insights to enhance our licensees’ marketing decisions. By leveraging these insights, we are able to bring to life the unique voice, tone and selling propositions for each brand through compelling campaigns and content.
Proven and Innovative Acquisition Capabilities Fueled by Strong Free Cash Flows
We have demonstrated our strategic capabilities through our track record of successfully acquiring over 30 world-class brands and efficiently integrating these brands into licensed revenue models. We have a history of executing a highly disciplined acquisition strategy and working closely with our licensee partners to reimagine and reposition brands in the marketplace. We believe our ability to unlock the performance potential of world class brands constrained by antiquated distribution models has been highlighted by our acquisitions of Nautica, Forever 21 and Sports Illustrated. Through our successful acquisition track record, we believe ABG has established a high degree of credibility as the industry’s acquirer of choice, positioning us favorably for potential strategic opportunities. Across our portfolio, our team has successfully executed on key strategic and operational initiatives post-acquisition that improve our brands’ business models, optimize their global distribution and drive sustainable organic growth. Furthermore, our asset-light model generates substantial cash flow available for reinvestment in new opportunities, fueling our ability to pursue new acquisitions that further enhance the diversification and TAM of our brand portfolio.
Prior to completing any acquisitions, our management team employs a deliberate approach of establishing a licensee base and distribution network for the acquisition target, thereby significantly reducing the execution risk associated with the onboarding of our brands. By leveraging ABG’s scaled distribution platform and network of licensees, we are able to efficiently drive growth post-acquisition. We believe that our ability to quickly execute, integrate and scale our acquisitions is an important competitive advantage that brand owners and sellers value. To create new possibilities and expand our opportunity set, we often design and employ creative transaction structures and approaches to facilitate our acquisitions. These capabilities include unique ownership and operating models, supply chain management initiatives and operating cost optimizations. Our innovative capabilities are highlighted by our ability to separate our acquired brands into an intellectual property business and an operating business owned all or in part by our partners, as exemplified through our relationship with SPARC, thereby minimizing operational risks while benefiting from highly visible and recurring revenues.
DOLLAR AMOUNTS PAID FOR ACQUISITIONS IN MILLIONS

(1)
Includes amounts paid for non-core brands.

(2)
Includes the amounts paid to purchase the incremental interest in SPARC bringing ownership to 50%, amounts paid for Forever 21 intellectual property and operating assets and amounts for Lucky and Brooks Brothers’ intellectual property.

Founder-led, Visionary Management Team with an Entrepreneurial Culture and Proven Track Record
Our senior management team has extensive experience in the industry. Our Chief Executive Officer, Jamie Salter, brings over 30 years of experience from numerous lifestyle, sports, fashion and entertainment brand-related activities and has executed numerous investments, comprising both growth-oriented opportunities and turnaround situations. Our President and Chief Marketing Officer, Nick Woodhouse, has over 30 years of experience in various leadership roles within the retail and brand management industry. Our Chief Financial Officer, Kevin Clarke, has over 30 years of investment banking and senior-level corporate management experience. We are also supported by a highly experienced and talented team across key functional areas, including retail, finance, legal, marketing, advertising and content creation. We believe we have a strong bench of talent to manage the growth of a broad portfolio of brands, supporting the future scalability of ABG into a larger business than exists today.
We have brought together a coalition of people who share our vision. We have established a culture rooted in an ownership mentality emphasizing brand-first principles and have implemented an incentive structure that is designed to support accountability of both near-term results and long-term sustainable brand value. We also have an entrepreneurial spirit and flat organizational structure that we believe make us highly adaptable and allow us to identify and quickly execute on attractive opportunities. We believe the strength of our team, entrepreneurial culture, and organizational approach position us to continue to grow and deliver strong financial results.
Brands Portfolio
As of March 31, 2021, our portfolio consisted of over 30 globally recognized brands. In 2020, our Fashion brands accounted for 34% of our revenue, Footwear brands 24%, Active brands 10%, Media 6%, with the remainder of our categories accounting for 26% of revenue. We organize our portfolio into Lifestyle and Entertainment pillars based on the profile of each of our core brands. Our brands generated approximately $10 billion in annual GMV worldwide for the year ended December 31, 2020. Our key brands are described below.
The ABG Brand Acquisition Playbook
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Pre-Acquisition: We have a highly disciplined and selective approach to new acquisitions. We acquire global and iconic brands with strong awareness and affinity but have business models impacted by unfavorable rent agreements, wrong product assortments, poor inventory management, non-strategic distribution, outdated technology, inefficient marketing, low digital penetration and ineffective licensing strategies. We de-risk execution by establishing a licensee base and distribution network before we acquire and identify the core operating company who will be the main licensee for the acquisition target.
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At Acquisition: We employ creative transaction structures and approaches to facilitate acquisitions. We separate acquired brands into an intellectual property business and an operating business and then strategically plug in the new brand into our existing network of licensee partners.

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Post-Acquisition: We restructure the brand and build an ecosystem around the well-preserved intellectual property consisting of strategic category licensing, data & analytics, negotiating power, digital expertise and efficient marketing at scale. We reimagine the brand while staying focused on collecting royalties. We help our brands enter new categories and geographies while continuing to partner with best-in-class licensees to enhance organic growth. ABG creates long-term, sustainable, recurring and guaranteed revenue through strategic licensing partnerships and endorsements around the brands’ intellectual property in order to drive conversion to commerce.

Lifestyle Brands
Aéropostale
Aéropostale is a casual apparel brand for young men and women ages 18 to 22. Aéropostale embraces acceptance, empathy and respect to promote a sense of unity among its loyal customers and in communities around the world. Aéropostale offers a selection of high-quality denim and fashion basics at compelling values in an innovative and exciting store environment. Aéropostale has 15.7 million social media followers, led by Facebook and Instagram, with TikTok as an emerging platform. With over 1,000 locations worldwide, Aéropostale currently operates stores in key territories around the world, including the United States, Canada, Mexico, Latin America, South America, and the Middle East.
Barneys New York
Barneys New York is an iconic cultural institution, renowned for its discerning edit from the world’s top luxury designers, paired with a unique shopping experience for men and women ages 25 and over. Its signature sense of style translates into a global brand that is sought-after by a modern generation of trendsetters, as well as legacy and contemporary shoppers. Barneys has 3.6 million social media followers, led by Facebook and Instagram. The brand is available in ten free-standing stores in key Japanese markets, a freestanding store in Greenwich, Connecticut, and a dedicated shop-in-shop at Saks Fifth Avenue.
Brooks Brothers
Brooks Brothers is a legendary global lifestyle brand that has shaped American style through fashion innovation, fine quality, exceptional service, and value that targets men and women ages 25 to 55. Since its founding in 1818, the brand’s offerings have grown to multiple categories including tailored clothing, sportswear, outerwear, footwear, accessories, and fragrance. Brooks Brothers continues to introduce modern interpretations of iconic product staples including seersucker, madras, argyle, the non-iron shirt, the navy blazer, and the original polo button-down oxford. Brooks Brothers has 1.5 million social media followers, led by Facebook and Instagram. The brand is available in 600 freestanding stores, shop-in-shops, and outlets in 30 countries worldwide.
Forever 21
Forever 21 is a fashion industry leader with a mission to make the latest trends accessible to all, with a focus on targeting Gen Z and Millennials. Headquartered in Los Angeles, CA, Forever 21 delivers a curated assortment of new merchandise for men, women and children, brought in daily. Forever 21 has

34.0 million social media followers, led by Facebook and Instagram, with TikTok as an emerging platform. Forever 21 has a robust retail footprint with over 500 locations in the U.S. Canada, Mexico, South America, Asia and Europe.
Nautica
Nautica is a global lifestyle brand that draws from the essence of the water and currents of the world. Nautica creates style that’s iconic, yet modern and innovative in its fit, feel and function for men and women ages 25 to 44. Nautica is one of the most recognized American brands in the world, with over 70 categories including apparel, accessories and a home collection for men, women, and children. Nautica has 7.3 million social media followers, led by Facebook and Instagram. Nautica is available in nearly 1,400 freestanding stores and shop-in-shops in more than 30 countries worldwide, as well as on nautica.com.
Nine West
Nine West is a global lifestyle brand that empowers women to take on the world in style. It is defined by timeless, feminine style, translating key trends into wearable and attainable collections of footwear, apparel, and accessories that targets Millennial and Gen X women. Nine West has 2.4 million social media followers, led by Facebook and Instagram. Nine West’s global footprint includes over 56 countries around the world in department stores, concessions, e-Commerce, and 160-plus freestanding stores and shop-in-shops and over 3,000 points of distribution worldwide.
Spyder
Spyder is one of the world’s leading and most recognizable outdoor sportswear brands. Focused on enhancing the ski experience both on and off the mountain, Spyder prides itself on its advanced technical composition and style. As the official outfitter for the U.S. Ski Team for over 30 years, Spyder offers technical ski, fitness, swim and lifestyle apparel and accessories for multi-generational men, women and children. Spyder has 274,000 social media followers, led by Facebook and Instagram. The highly sought-after brand is available in over 200 direct-to-consumer points-of-sale globally, as well as department stores, sporting goods stores and specialty retailers throughout the United States, Canada, Europe, South Korea and China.
Entertainment Brands
Elvis Presley
Elvis Presley is one of the most influential pop culture figures of the 20th century. Often referred to as the “King of Rock ‘n’ Roll,” Elvis, with a commanding voice and charismatic stage presence, unleased a musical and cultural revolution that changed the world. Over the course of his extraordinary career, Elvis was nominated for 14 Grammy Awards (three of which he won), sold over one billion records worldwide, and received the Grammy Lifetime Achievement Award. In addition to his musical accolades, Elvis starred in 33 films and made numerous television appearances. Elvis’ life and music have inspired countless hit musicals, movies and TV series, fiction and non-fiction books, musical covers, and commercial endorsements, as well as a robust merchandise program spanning collectibles and fashion collaborations. Graceland, Elvis’ Memphis home, is the second most-visited home in the United States after the White House, drawing over 700,000 visitors annually. Elvis Presley has over 16.4 million social media followers, led by Facebook and YouTube, with TikTok as an emerging platform. With a growing multimedia presence, the “King of Rock ‘n’ Roll” continues to inspire today’s most influential musicians, designers, entertainers, and social media influencers and captivate audiences around the world.
Marilyn Monroe
Marilyn Monroe is one of the most influential and emulated pop culture icons of all time. An authentic and beloved trailblazer, Marilyn Monroe forged her own path, embracing her individuality and pursuing her passions in an era when paths for women were relatively limited. Her pioneering spirit, independence, and confidence, along with her incomparable star power, continue to inspire modern generations and transcend cultures and backgrounds. Marilyn Monroe has over 15.5 million social media followers, led by Facebook and Instagram, with TikTok as an emerging platform. Long-standing partnerships with both luxury and mainstream consumer brands, in addition to an extensive merchandising program, reinforce her status as a global icon.
Shaquille O’Neal
Shaquille O’Neal is one of the world’s most successful athletes-turned-businessman, whose accomplishments both on and off the court have translated into a highly sought-after consumer brand. O’Neal is a universally recognized figure in sports, entertainment, and pop culture. The 15-time NBA All-Star’s unprecedented athletic career spanned nearly two decades and earned him countless awards and honors, including NBA Most Valuable Player, NBA Rookie of the Year, four NBA Championships and a First Ballot NBA Hall of Famer. Currently, O’Neal is an analyst on TNT’s Emmy Award-winning “Inside the NBA.” Shaquille O’Neal has been a trailblazer on the technology front with one of the most robust social media followings of any athlete in the world. He was an early adopter of Twitter and the first verified account on the platform. O’Neal’s success in sports, business, food service and music, along with his fun personality, is credited to his devoted global fan base. He has over 47.7 million social media followers, led by Instagram and Twitter, with TikTok as an emerging platform.
Sports Illustrated
Sports Illustrated is an unparalleled and influential leader recognized for its role in shaping modern culture and uniting athletes, teams, and fans from all over the world. Powerful storytelling is brought to life through world-class live events, immersive experiences, and lifestyle products. Its award-winning media enterprise captures moments and turns them into history through rich and thoughtful journalism, iconic and beloved photography, and across digital platforms ranging from Emmy Award-winning video to an ever-expanding social community. The Sports Illustrated cover is the most coveted real estate in sports media and one of the most recognizable honors in American culture.
Brand extensions include the Sports Illustrated Swimsuit and Sports Illustrated Kids franchises. Sports Illustrated shares its unique and authentic perspective year-round, through events, activations, partnerships, star-studded celebrations, and VIP-access to athletes and A-list celebrities. Marquee events include the annual Super Bowl celebration: “The Party,” Fashionable Fifty, and the Sports Illustrated Awards. Sports Illustrated has over 7.8 million social media followers, led by Facebook and Twitter, with TikTok as an emerging platform.
We’re Just Getting Started
We intend to leverage our business strengths and platform to pursue the following growth strategies:
Grow the Market Opportunity within Our Existing Brand Portfolio
Our strong growth comes from being ahead of the distribution curve. We have a proven track record of organic growth, generating an average organic revenue growth rate of 5% between 2016 and 2019. Our digitally enhanced marketing model supports organic growth through consistent creation and deployment of fresh content to drive consumer demand and generate increased retail sales and royalties. We have successfully expanded our brands into new categories, territories and channels with both existing and new partners within our global licensee network, further generating organic growth. We are able to leverage our scale and brand strength through unique collaborations to refresh and extend the reach of our brands. For example, in March 2021 we launched a “Forever 21 x Juicy Couture” crossover line which leveraged their shared Los Angeles heritage in a glamorous capsule collection in a range of women’s, men’s and kids’ hoodies, joggers, long sleeve tops and more in a wide range of sizes. We will continue to take a creative approach to grow the market opportunity of our brands by working collaboratively with licensees to grow sales of their products.
We believe significant opportunities exist to introduce our brands into new distribution channels in which our licensees do not currently participate. Most recently, we have been able to transform the Shaquille O’Neal brand into an event-based business with Shaq’s Fun House, a recurring party hosted at major sporting and entertainment events such as the SHAQ Bowl at the 2021 Super Bowl. This event generated over 82 million social media impressions and over five billion media impressions. We believe our brand portfolio and approach to building value provide us with substantial new licensing and growth opportunities, and position us as the partner of choice for potential licensees.
Continue Our Global Expansion
ABG is committed to global expansion and has identified target markets where we believe there is significant distribution whitespace for our brands. Although the majority of our business today is in the United States, ABG brands are represented in 136 countries globally. By leveraging our successful track record of expanding North America native brands into scaled global businesses, we plan to expand our brands’ global distribution by enhancing their regional relevance and appeal through localized marketing, distribution and product strategies. We believe that international markets represent a significant growth opportunity, where some of our brands have strong recognition and are in the early stages of establishing a large footprint. For the year ended December 31, 2020, North America represented 78% of our licensing revenue on a Pro Forma as Adjusted Basis, while international represented 22%. We believe a balanced global portfolio will be an increasingly important part of our business strategy going forward. A majority of our brands have strong global recognition, and we continue to expand their international penetration through best-in-class retail, e-Commerce and wholesale strategic partnerships, as well as licensee-operated retail stores, marketplaces and websites bearing our brands.
We have offices and dedicated professionals to support and drive growth in key regions, including New York, Los Angeles, Shanghai and Mexico City, where our licensees continue to see strong market acceptance. For example, in April 2021, Forever 21’s Mexico licensee partner opened a new branded shop-in-shop at Explanada Puebla in Cholula, Mexico and Volcom’s Korean licensee partner opened a new branded shop-in-shop at the main branch of Lotte department store in Busan, South Korea.

(1)
Pro forma adjusted to reflect as though Forever 21, Lucky and Brooks Brothers were purchased on Jan 1, 2020, and Forever 21 consolidated.

Continue to Acquire Leading Brands
We intend to continue to acquire powerful and enduring brands that we believe are strong candidates for the ABG platform and which would benefit from our capabilities. There is a broad range of potential opportunities within Lifestyle, Entertainment and new verticals that represent compelling candidates for the ABG model. We have the ability to expand our market opportunity by entering into new categories that we believe are viable within the ABG economic model, such as electronics, children’s, home, food & beverage and hospitality, as well as to acquire brands with international presence. While the opportunity set is vast, we will continue to take a highly selective approach to identifying acquisitions that fit our desired brand profile, financial contribution objectives and return on investment hurdles. We typically have a core licensee partner agreement signed before we execute an acquisition, significantly de-risking the successful execution of the intended strategy and providing upfront visibility into the future revenue, profit and growth potential of acquired brands.

We have built a strong reputation for growing the scale and quality of our brands, which has opened up a robust pipeline of acquisition opportunities. We believe our acquisition history, financial resources, ability to employ creative transaction structures, and speed of execution position us as a buyer of choice. In addition, as traditional distribution models continue to experience rapid change in the evolving consumer landscape, we expect to have numerous high quality acquisition opportunities over the next several years, which we expect would increase our earnings and the scale of our business.
Further Develop our Digital Ecosystem
Our digital group drives technological innovation across the ABG enterprise, overseeing ABG’s technology partnerships, brand e-Commerce optimization, enterprise solutions and business intelligence. By leveraging customer data insights from ABG’s digital footprint and global retail network, the digital group drives customer engagement and experience, brand awareness and momentum, and ultimately conversion to commerce for our licensee partners. Our digital capabilities further enhance the strength and defensibility of our business model, as individual brands generally do not have the requisite connectivity and scale that ABG brings to build a digitally enabled enterprise.
Our current initiatives to further develop our digital ecosystem include:
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Marketplace: We have partnered with technology providers to operate our own marketplaces and increase distribution. For example, we have formed an initial partnership with RevCascade’s dropship technology, enabling our licensees’ online stores to sell products from other ABG-owned brands and relevant third-party brands. We are also selling other brands via marketplace technology on ABG URLs. As an example, third party brands are currently sold on Forever21.com, and we receive an affiliate fee.

•
Digital Ventures: We identify software and technology companies that service specific areas of the customer journey and scale the software or technology across our portfolio of brands. We engage in equity and revenue share partnerships with these platforms to increase conversion to commerce, improve the customer experience and help licensees promote their brands. For example, we partner with enterprise solutions such as Klarna to offer customers convenient, efficient and flexible payment options.

Additionally, we plan on launching the following initiatives in the near future:
•
Subscription: We are building a loyalty membership program that spans our entire portfolio of brands and offers customers discounts and perks for a monthly subscription. We are also planning to launch a decentralized subscription platform, AllPass, and have partnered with checkout technology provider, Bolt, to build a subscription program that lives natively within checkout, eliminating the friction of signing up for membership and redeeming points for discounts and rewards. Introducing a subscription program creates customer stickiness, provides another recurring revenue stream, and gives us direct access to customer data to optimize our sales and marketing strategy.

•
Credit Cards: We are centralizing our various branded credit card programs under one co-branded card and leveraging our portfolio to offer cardholders custom benefits across all of our brands.

Expand Our Total Addressable Market by Entering into New Categories and Verticals
We believe we are in the early stages of realizing ABG’s vision to expand the brand licensing paradigm and see a substantial market opportunity to deepen our presence across the expansive global market for consumer brands. In building ABG, we sought to construct a platform with broad applicability across a wide range of consumer categories, connecting strong brands with the right licensees and network partners to optimize value in the marketplace.
Today, we believe we are well equipped with the operating capabilities to drive the growth of existing and future brands spanning a wide breadth of categories, ranging from apparel, footwear, accessories, home goods, travel goods, consumer electronics, media, entertainment and hospitality. We believe the attractiveness of ABG’s proven playbook will continue to create strategic opportunities to bring additional brands onto our platform across an increasingly diversified range of categories. For example, we plan to partner with licensees to launch Sports Illustrated gambling and ticket sales, leveraging the expansive Sports Illustrated network and monetizing those customers in the fast-growing sports betting industry. Through our growth in new categories and licensing verticals, we believe we will be able to grow our TAM and further diversify our revenue streams.
Maintain Our Entrepreneurial and Innovative Company Culture as We Expand
We have a highly entrepreneurial and innovative culture that we have fostered for over ten years since our founding. As our business continues to scale globally, we plan to grow our headcount strategically with plans to open and expand offices internationally to support our expansion. We continually look to add exceptional talent to our team in order to help drive global growth. As we become a public company and embark on the next stage of our growth, we are committed to maintaining our culture as we believe it is critical for our ongoing success.
Our Market Opportunity
Our current portfolio spans across a broad range of industries, with a particular focus on Lifestyle and Entertainment. Multiplicity and optionality in prospective licensees enables ABG to benefit from an enormous addressable market opportunity. Based on our review of potential industries ABG could participate in, we estimate that the total market opportunity for ABG is approximately $13 trillion in gross market value at retail. Many of these industries are current areas of strategic focus for ABG (apparel, footwear & accessories, media), and some are categories where ABG has a nascent presence today and sees opportunity for further growth (luggage, food & beverage, children’s). Still others (alcoholic beverages, consumer electronics, and mobile payments) represent future opportunities for ABG. The Company has a proven track-record of successfully expanding its brands into new categories, territories, and channels with existing and new partners within its global licensee network. ABG plans to strengthen its presence in Served End Markets and penetrate additional Servable End Markets.

Sources: Allied Market Research, Euromonitor, Marketline, Statista, Technavio
Note: May not sum due to rounding

We believe that the growth in end markets is driven by a broad array of factors, including:
Rise of the Global Middle Class and Expansion of Global Consumer Spending
We believe ABG’s strategic focus on brands possessing broad lifestyle appeal has positioned the Company to benefit from a rising global standard of living. According to the Pew Research Center, the global population of middle, upper-middle and high income households grew nearly 40% from 2.2 billion to over 3.0 billion from 2011 to 2019. We believe the expanding size of the global consumer class across geographies will continue to broadly support increased demand for branded offerings across end markets. Although the majority of our business today is in the United States, ABG’s brands are represented in 136 countries globally. Notably, we enjoy a strong and growing business in China. According to the World Bank, consumer spending in China has more than doubled since 2011, growing at a compound annual growth rate of approximately 10% and more than doubling from 2011 to 2019 from $2.6 trillion to nearly $5.6 trillion. Rapid expansion of consumer spending power across geographies will be supportive of growth in our Served End Markets. While current economic and income trends remain unpredictable and impacted by the COVID-19 pandemic, we believe the trends in standard of living growth prior to the COVID-19 pandemic, coupled with broader consumer spending momentum globally are representative of our long-term opportunity.
Growth of Digital
We believe the expansion of digital as a channel of consumer engagement, marketing and e-Commerce enables accelerated growth in many of our most significant categories. Digital market development continues to support new and incremental forms of distribution for brands through expanded e-Commerce, social commerce, content-to-commerce platforms and innovative marketplace and membership models. According to eMarketer, total worldwide retail e-Commerce sales grew to $4.3 trillion in 2020, a growth rate of 27.6% compared to 2019, and are forecasted to approach $5 trillion in 2021. According to We Are Social, more than half of the global population, or four billion users, are active on social media platforms as of January 2021, adding nearly 500 million users in the past 12 months. In addition to catalyzing demand for consumer products, we believe digital has also opened up expanded commercial opportunities, particularly in digital marketing and endorsements, for ABG’s living legends and icons.
Recovery in Consumer Spending Following the COVID-19 Pandemic
An effective vaccine rollout to significantly contain or end the COVID-19 pandemic is expected to create a renaissance in consumer spending broadly. Rising consumer confidence, pent-up demand in discretionary categories and accumulated savings support an optimistic view of the recovery. According to McKinsey, savings rates, as measured by 2020 savings as a ratio of 2019 savings, have risen significantly across much of Western Europe and the United States, with the United States and United Kingdom saving at 2.3x and 2.6x, respectively, in 2020, as compared to the prior year. China’s robust consumer spending recovery after containing the COVID-19 pandemic locally is another reason for optimism, and we are seeing indications of a consumer spending recovery taking hold in other regions in which we operate, including the United States.
Licensing Business
As a brand licensor, we enter into license agreements for our brands on which we collect royalties and transfer the capital, inventory and distribution responsibilities to our licensees. Our licensing segment, which consists of these royalty-based arrangements, is our only reportable segment. As of March 31, 2021, we had more than 1,000 licenses across more than 700 licensees and have benefited from our scalable business model, which enables us to leverage our platform to support new business opportunities.
We license our brands to manufacturers, wholesalers, retailers, e-Commerce operators and other companies that wish to use our brands for merchandising and commercial purposes. We seek licensees who we believe share our vision for our brands and have a demonstrated ability to meet, and over time exceed, minimum sales thresholds and royalty payments to us. Our licensees sell products incorporating our brands worldwide through carefully selected department stores, specialty stores and mass and off-price retailers. These products are also sold through branded and multi-branded e-Commerce platforms. In the case of certain of our Entertainment brands, we license the NIL rights and media assets to consumer companies for use in their marketing campaigns and to media and entertainment companies for live events, public appearances, movies, musical performances and other productions.
Our merchandising license agreements identify permitted product categories and territories and typically require the licensee to pay us royalties based upon their net sales of products incorporating our brands, with GMRs due to us in the event that such net sales do not reach certain specified targets. First year GMRs are typically due in full when the agreement is signed. For subsequent years, GMRs are due quarterly (payable either in advance or in arrears). If the product of net sales and the royalty rate is greater than the GMRs, then the licensee is required to pay us the overage. Our license agreements also typically require the licensees to pay us certain amounts to support our advertising and marketing of the respective licensed brands. As of March 31, 2021, minimums contractually payable to us totaled more than $2.6 billion, of which more than $1.7 billion is payable to us in the years 2021 through 2025.
For our Entertainment brands, our licensees pay us royalty fees for the right to use the name, image and likeness associated with the relevant celebrities, as well as other IP rights, such as trademarks and copyrighted works, including videos and photos of certain of these brands and certain music publishing rights. These royalty fees, which are typically structured as one-time fees, are negotiated on a case by case basis.
We believe that coordination of brand presentation across licensees and product categories is critical to maintaining the strength and consistency of our brands. For example, we provide most merchandising licensees with style guides, which highlight the intended “look and feel” of the brand for the upcoming season, and could include proposed colors, fabrics, silhouettes and overall style sensibility. We also coordinate the branded merchandise across product categories and licensees to help deliver a consistent representation of the brand in the market place. Our license agreements typically provide us with contractual rights to preview and approve (or object and require modification to) product, packaging, marketing and presentation of the licensed brand, which we do on an ongoing basis. We communicate with our licensees throughout the year to review performance, including receipt of royalty reports which indicate sales and a calculation of royalties owed to us. We believe these activities and contractual rights help us protect the long-term value of our brands.
Our license agreements typically last three to ten years and generally include multiple long-term renewal options and customary termination rights. Renewal is at the licensee’s discretion, but is generally dependent on the licensee achieving minimum sales targets.
Across several of our brands we have multiple license agreements with SPARC, a multi-brand operator of the Nautica, Forever 21, Aéropostale, Lucky Brand and Brooks Brothers brands, which in the aggregate represented approximately 7% of our total revenue for the year ended December 31, 2020 and approximately 11% of our total revenue for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, revenue from SPARC would have represented approximately 15% of our total revenue for the year ended December 31, 2020, with no single SPARC brand license representing more than 7% of our total revenue, and approximately 12% of our total revenue for the three months ended March 31, 2021, with no single SPARC brand license representing more than 5% of our total revenue. We currently own 50% of SPARC. Two other large licensees, Global Brands Group Holding Limited and Camuto LLC, represented approximately 14% and 4%, respectively, of our total revenue for the year ended December 31, 2020 and approximately 9% and 4%, respectively, of our total revenue for the three months ended March 31, 2021. On a Pro Forma as Adjusted Basis, revenue from Global Brands Holding Limited and Camuto LLC would have represented approximately or 12% and 3%, respectively, of our total revenue for the year ended December 31, 2020 and approximately 9% and 4%, respectively, of our total revenue for the three months ended March 31, 2021. See “Risk Factors — Risks Related to Our Reliance on Licensees — A substantial portion of our revenue is concentrated with a limited number of licensees, including SPARC, such that the loss of any of such licensees or their renewal on terms less favorable than current terms, could slow our growth plans, decrease our revenue and impair our cash flows.”
Marketing, Advertising and Content Creation
We believe our marketing and advertising activities are strategic assets and are designed to support our licensees with the strategies and content to drive physical and online sales and enhance the long-term value of our brands. Each brand pillar is managed by an executive who works with our brand managers and our creative teams to develop all marketing and business development initiatives.
We have marketing and content creation capabilities that we believe differentiate us from other brand licensing companies and drive consumer engagement with, and licensing opportunities for, our brands. Our in-house marketing team works exclusively on developing traditional, social and digital media strategies and content tailored for each of our brands, which we and our partners utilize for various marketing campaigns. Our traditional strategies are focused on what we believe are the fundamentals of brand positioning. We design and supply in-depth brand books, which provide our licensees and retail partners with the story, look, feel and imagery for each brand, enabling them to portray the brands in a manner consistent with our vision. We develop and produce these materials, in addition to many of the marketing campaigns for our brands, and have the in-house capabilities to implement our brand strategies across the entire marketing spectrum.
We have also invested heavily in our digital capabilities, as we believe they allow us to build brand awareness and personal connections through brand specific videos, targeted email campaigns, mobile applications and social media. Our social media content engine spans a wide range of channels and platforms, and includes over 230 accounts with over nine billion annual impressions and approximately 269 million followers as of March 31, 2021. We further amplify the reach of our brands through Winston, our proprietary influencer network that coordinates marketing efforts across influencers, and we utilize search engine optimization tools to drive high quality organic traffic to our brands’ websites, which have 56 million unique monthly visitors and provide our team with consumer insights and a direct communication channel with our target audience. The large social media presence that we have amassed for our brands, combined with our traditional and digital marketing strategies, allows us to attract new licensees and drive sales of products that incorporate our brands. We are highly focused on creating innovative and engaging content to support our brands beyond the traditional marketing spectrum. We have developed and produced media that feature or promote our brands, including photos, videos, social media campaigns, and even new characters, as with the introduction of our Mini Marilyn brand in 2014, which we created as a whimsical cartoon offshoot of our iconic Marilyn Monroe brand. We have also leveraged our extensive photo and media assets for our Muhammad Ali partnership with Under Armour to provide consumers with an engaging experience that promotes the brand and featured products.
Competition
Our brands are subject to extensive competition from various domestic and foreign brands. We license our brands across a wide range of product categories, including apparel, accessories, equipment, footwear, beauty and personal care, sporting goods and entertainment, in which we and our licensees face intense competition, including, in the case of our licensees, from our other brands and licensees. In general, competitive factors include name recognition, consumer preference, quality, price, style and service. In addition, we face competition from other brand management companies for licenses. Other companies owning established brands may decide to enter into licensing arrangements similar to the ones we currently have in place. Furthermore, our current or potential licensees may decide to more prominently promote and market competing brands, or develop or purchase other brands, rather than continue their licensing arrangements with us, which could result in lower sales of products offered by these licensees under our brands. If our competition for licenses increases, it may take us longer to procure additional licenses, which could slow our growth rate. In addition, we compete globally with traditional apparel and consumer brand companies, and other brand licensing companies, media and entertainment companies, talent agencies and private equity groups for brand acquisitions. For a discussion of the various risks related to increased competition in our industry, see “Risk Factors — Risks Related to Our Business — Our brands and our licensees face significant competition and may not be able to compete successfully.”
Intellectual Property
We rely primarily upon a combination of federal, state and local laws, foreign and multi-national laws, as well as contractual restrictions, to protect our brands and technologies in the United States and abroad. We believe that our worldwide IP portfolio, which includes trademarks, service marks, copyrights, patents, publicity rights, domain names and other proprietary rights, is our most valuable asset. As of

March 31, 2021, we owned approximately 17,350 trademark and service mark registrations and applications, approximately 1,350 of which are domestic and approximately 16,000 of which are foreign. Our trademark registrations (and pending applications) include marks in both block letter and/or logo formats, and we have sought and will continue to seek registrations that cover a variety of product categories, including footwear, apparel, fragrance, handbags, watches and various other goods and services. In addition, we own numerous copyrights, including in our Elvis Presley music catalog and our Mini Marilyn character and brand, as well as dozens of pending and issued patents for sports racquet and archery bow technology in connection with our Prince brand. We also own certain publicity rights of some of the most iconic celebrities in history, such as Marilyn Monroe. We also own over 3,400 domain names worldwide and register key domain names containing our trademarks.
We have a system in place to maintain our IP registrations that remain material to our business, and to file new registrations as we determine is desirable. We also work with our licensees to ensure that our IP rights are properly used and monitored.
We believe that our distinctive IP allows us to build brand recognition and attract licensees, distribution partners and new consumers for our brands. As we continue to execute on our strategy for geographic expansion with our existing IP, and potentially through acquisitions of additional IP, we expect to expand our worldwide IP portfolio.
For a discussion of the various risks related to our ability to protect our IP portfolio, see “Risk Factors — Risks Related to Risks Related to Intellectual Property, Information Technology and Data Privacy.”
Government Regulations
We and our licensees are subject to various foreign and U.S. federal, state and local laws and regulations affecting our and their business. We monitor changes in these laws and believe that we are in material compliance with applicable laws and regulations. Our licensees source a significant portion of their products incorporating our brands from outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our license agreements mandate compliance with applicable law, including these laws and regulations.
For a discussion of the various risks we face from regulation and compliance matters, see “Risk Factors — Risks Related to Government Regulation and the International Nature of Our Business — We and our licensees are subject to local laws and regulations in the U.S. and abroad.”
Facilities
Our headquarters are in New York and located in leased office space at 1411 Broadway, 21st Floor, New York, New York 10018. In addition to our headquarters, we operate from offices leased in Los Angeles, California, Toronto, Canada, Shanghai, China and Mexico City, Mexico and also own two properties in Honolulu, Hawaii that are leased by one of our licensees. We consider these arrangements to be adequate for our present and future needs.
Employees
As of March 31, 2021, ABG LLC had 184 employees and eight consultants. We value our personnel and compete to hire and retain highly talented and diverse individuals. We regularly benchmark our compensation and benefits programs, including health, welfare, short and long term compensation, 401(k) contributions, health, welfare and quality of life benefits, paid time off, and personal leave, against our industry peers to ensure we remain competitive and attractive to potential new hires and our existing employees. We continuously assess and recalibrate our talent acquisition strategy to generate a diverse candidate pool. We seek to create a workplace environment that fosters personal and business successes by offering training and development programs designed to further assist our employees in meeting and exceeding our established performance standards.
Legal Proceedings
We are currently involved in, and may in the future from time to time become involved in, legal proceedings and claims in the ordinary course of our business. Although the results of these legal proceedings and claims cannot be predicted with certainty, we do not believe that the final outcome of any matters that we are currently involved in are reasonably likely to have a material adverse effect on our business, financial condition or results of operations. Regardless of final outcomes, however, any such proceedings and claims may nonetheless impose a significant burden on management and employees and be costly to defend, with unfavorable preliminary or interim rulings, and could have a material adverse effect on our business, financial position, results of operations or the trading price of our Class A common stock.

MANAGEMENT
Below is a list of the names and ages, as of March 31, 2021 of our directors and executive officers and a description of the business experience of each of them.
Name	Age	Position
Jamie Salter	58	Chief Executive Officer and Chairman of the Board of Directors
Nick Woodhouse	52	President and Chief Marketing Officer
Kevin Clarke	61	Chief Financial Officer
Corey Salter	32	Chief Operating Officer
Jay Dubiner	57	General Counsel
Colm Lanigan	55	Director
Dag Skattum	60	Director
Jonathan Seiffer	49	Director
Andrew Crawford	42	Director
Jeanine Liburd	51	Director Nominee
Elizabeth Smith	58	Director Nominee
John B. Smith	63	Director Nominee
Executive Officers and Directors
Jamie Salter has served as the Chief Executive Officer and Chairman of the board of directors of ABG Inc. since its formation and of ABG LLC since its formation. Mr. Salter has over 30 years of experience in numerous lifestyle, sports, fashion and entertainment brand-related activities. Prior to founding ABG LLC, Mr. Salter was Chief Executive Officer of Hilco Consumer Capital Corp., and he previously served as President of GSI Commerce. Mr. Salter has completed numerous brand-related investments, which have included both growth companies and turnarounds. Mr. Salter was selected to our board of directors because of his extensive knowledge of our business and strategy and his particular knowledge in strategic planning and leadership in the retail, brand marketing and development business.
Nick Woodhouse has served as President and Chief Marketing Officer of ABG Inc. since its formation and of ABG LLC since November 2012. Mr. Woodhouse has over 30 years of experience in the retail industry. Prior to joining ABG LLC in January 2012 as a consultant, Mr. Woodhouse worked for a Canadian sporting goods retailer, Forzani Group Ltd, since 1986, where he helped grow annual sales from $55 million to $1.7 billion.
Kevin Clarke has served as Chief Financial Officer of ABG Inc. since its formation and of ABG LLC since November 2010. Mr. Clarke has over 30 years of corporate finance and investment banking experience. Prior to joining ABG LLC, Mr. Clarke served as Managing Director at Barclay’s Capital from June 2008 to June 2009, and as Chief Financial Officer of Kos Pharmaceuticals from November 2005 to March 2007. Prior to joining Kos Pharmaceuticals, Mr. Clarke was employed by Bear Stearns & Co., last serving as Senior Managing Director, Head of Healthcare Mergers & Acquisitions. Mr. Clarke obtained his Master of Business Administration from Cornell University.
Corey Salter has served as Chief Operating Officer of ABG Inc. since its formation and of ABG LLC since February 2020. Mr. Salter has played an integral role in ABG’s growth since joining the Company in January 2014, serving in various positions at the Company, including as Manager of Business Development, Vice President of International Business Development, Senior Vice President of Business Development, Executive Vice President of Business Development, President of Entertainment, and Chief Operating Officer. Mr. Salter began his career in 2007 as the Co-Founder of Alternate Recreation, an experiential concerts company. Mr. Salter obtained his Bachelor of Arts degree in Management & Organizational Studies from Western University in Ontario.
Jay Dubiner has served as General Counsel of ABG Inc. since its formation and of ABG LLC since November 2015. Mr. Dubiner has over 28 years of experience as a corporate lawyer both in private practice and in-house, including as a General Counsel. He previously served as General Counsel at Vince Holding Corp. from September 2013 to June 2015, and Executive Vice President, General Counsel and Secretary at Warnaco Group Inc. from August 2008 to May 2013. Mr. Dubiner also served as Of Counsel for Paul, Hastings, Janofsky & Walker LLP and held the position of Executive Vice President, Corporate Development and General Counsel for Martha Stewart Omnimedia, Inc. Mr. Dubiner earned his Juris Doctor at the University of Toronto Faculty of Law and his Master’s Degree in Law at New York University School of Law.
Colm Lanigan has served on the board of directors of ABG Inc. since its formation and on the board of directors of ABG LLC since August 2019. Mr. Lanigan is a Managing Director and Head of Americas at BlackRock LTPC. He has over 25 years of experience in private equity, public equity, investment banking and operational roles. Prior to BlackRock LTPC, he served as Head of Private Equity for the Americas and Head of Principal Investments at the Abu Dhabi Investment Authority, a global institutional investor. From February 2006 to July 2011, Mr. Lanigan served as the chief executive officer at Tara Technologies Corporation, a manufacturing company in the semiconductor, aerospace, energy and medical markets. His prior experience includes service as Managing Director at Caxton-Iseman Capital, a private equity fund. Mr. Lanigan obtained his Bachelor of Science degree from the University of Toronto and his Juris Doctor/Bachelor of Laws degree from the University of Toronto Law School. Mr. Lanigan was selected to our board of directors because of his expansive investment, capital markets and operational experience.
Dag Skattum has served on the board of directors of ABG Inc. since its formation and on the board of directors of ABG LLC since August 2019. Mr. Skattum is a Managing Director and Head of the London office of BlackRock LTPC. Mr. Skattum brings over 30 years of experience across private equity, strategic advisory and capital raising. Prior to joining BlackRock LTPC, Mr. Skattum served as Chair of Global Banking at J.P. Morgan and Co-Chair of J.P. Morgan’s Global Strategic Advisory Council from 2015 to 2018. Mr. Skattum also served as a Partner of TPG Capital, a leading global private investment firm, from 2007 until 2013. Prior to TPG Capital, Mr. Skattum served as Co-Head of Global Mergers and Acquisitions at J.P. Morgan, where he held Mergers and Acquisitions and advisory leadership responsibilities over a 21-year career. Mr. Skattum currently serves as the Chairman of Right to Play. He obtained his Bachelor of Arts degree in History from Allegheny College and his Master of Business Administration from the University of Rochester. Mr. Skattum was selected to our board of directors because of the valuable experience he brings through his investment banking career working with a variety of different industries throughout the world and advising numerous boards of directors.
Jonathan Seiffer has served on the board of directors of ABG Inc. since its formation and on the board of directors of ABG LLC since May 2010. Mr. Seiffer is a Senior Partner of Leonard Green & Partners, L.P. He has over 20 years of experience in investment banking and public equity. Mr. Seiffer previously worked in corporate finance at Donaldson Lufkin & Jenrette Securities Corporation. He also serves on the board of directors of Signet Jewelers Limited, AerSale Corporation and a number of private companies. Mr. Seiffer earned a Bachelor of Applied Science degree in Systems Engineering and a Bachelor of Science degree in Economics from the University of Pennsylvania. Mr. Seiffer was selected to our board of directors because of his extensive financial experience and particular knowledge and experience in strategic planning, risk assessment and leadership of complex organizations and board practices of other major corporations.
Andrew Crawford has served on the board of directors of ABG Inc. since its formation and on the board of directors of ABG LLC since October 2017. Mr. Crawford is a Managing Director at General Atlantic where he serves as the Global Head of the firm’s Consumer sector. He also serves on General Atlantic’s Management Committee and as the Chairman of the Portfolio Committee. Prior to that, he served as Principal at Advent International Corporation from 2003 until 2014, where he focused on the Retail and Consumer sector. Mr. Crawford serves on the board of directors for several notable organizations, including European Wax Center, Joe & The Juice, FORMA Brands, Torchy’s Tacos and Partnership for the Homeless. Mr. Crawford received a Master of Business Administration from Harvard Business School and a Bachelor of Science degree in Business Administration and Accounting from Washington and Lee University. Mr. Crawford was selected to our board of directors because of his extensive management experience and background with the consumer sector.

Jeanine Liburd has been nominated to serve on the board of directors of ABG Inc. and will become a member of ABG Inc.’s board of directors at or prior to the consummation of this offering. Since September 2019, Ms. Liburd has served as the Chief Social Impact and Communications Officer for BET, a unit of ViacomCBS Inc. Previously, Ms. Liburd served as BET’s Chief Marketing & Communications Officer from August 2016 to September 2019, as Executive Vice President from June 2009 to July 2016 and as Senior Vice President from April 2007 to April 2009. Her earlier experience at Viacom included time as Senior Vice President of Corporate Communications from May 2006 to March 2007 and as Vice President of Corporate Communications for MTV Networks from May 2000 to January 2006. Ms. Liburd earned a Bachelor of Science in Urban Studies from Vassar College and a Master of Science degree in Urban Policy Analysis from The New School University for Social Research. Ms. Liburd was selected to our board of directors because of her valuable management experience and background in the media and entertainment industry.
Elizabeth Smith has been nominated to serve on the board of directors of ABG Inc. and will become a member of ABG Inc.’s board of directors at or prior to the consummation of this offering. Ms. Smith previously served as Executive Chairman of Blooming Brands, Inc., a restaurant holding company that owns several restaurant chains, from April 2019 to March 2020, as Chairman of the board of directors from January 2012 to April 2019 and as Chief Executive Officer from November 2009 to April 2019. Prior to that, Ms. Smith held senior leadership positions with Avon Products, Inc., a manufacturer of beauty products, including as President from September 2007 to October 2009. Earlier in her career, she served in various capacities from September 1990 to November 2004 for Kraft Foods Inc., a multinational confectionery, food and beverage conglomerate. Ms. Smith currently serves as a member of the boards of directors of Blooming Brands Inc. and Hilton Worldwide Holdings, Inc., a leading global hospitality company, where she also serves on the Audit Committee and chairs the Nominating and Corporate Governance Committee. She also serves on the board of directors and as a member of the Compensation and Management Development Committee for The Gap, Inc., an American worldwide clothing and accessories retailer, on the board of directors of the U.S. Fund for UNICEF and as chair of the Atlanta Federal Reserve Board. Ms. Smith previously served as a member of the board of directors and audit committee member of Staples, Inc. from September 2008 to June 2014. Ms. Smith holds a Bachelor degree from the University of Virginia and a Master of Business Administration from the Stanford Graduate School of Business. Ms. Smith was selected to our board of directors because of her valuable management experience, background with the consumer sector and experience advising numerous boards of directors.
John B. Smith has been nominated to serve on the board of directors of ABG Inc. and will become a member of ABG Inc.’s board of directors at or prior to the consummation of this offering. Mr. Smith has over 30 years’ experience in branded international consumer businesses. Mr. Smith served as the Chief Executive Officer and as a member of the board of directors of BBC Worldwide Ltd, a global media group, from July 2004 until December 2021. Previously at BBC Worldwide, he served as Chief Financial Officer from 1996 until July 2004, as Chief Operating Officer from April 2000 until July 2004 and as a member of the BBC Management Board from 1996 until 2010. Mr. Smith also served as the Chief Operating Officer of Burberry PLC, a global fashion brand, from March 2013 until June 2017 and as a member of Burberry’s board of directors from November 2009 until June 2017. Mr. Smith earned a Chartered Association of Certified Accountants from The South West London College and participated in Harvard Business School’s Advanced Management Program. Mr. Smith was selected to our board of directors because of his extensive management training and experience and background in the consumer sector.
Family Relationships
Corey Salter, our Chief Operating Officer, is the son of Jamie Salter, our Chief Executive Officer and the Chairman of our Board of Directors. Otherwise, there are no family relationships among any of our executive officers or directors.
Corporate Governance
Composition of our Board of Directors
Upon consummation of this offering, the number of directors will be increased to      .

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Pursuant to the Voting Agreement described under “Certain Relationships and Related Party Transactions — Voting Agreement,” certain members of the Voting Group will be entitled to designate individuals to be included in the slate of nominees recommended by our board of directors for election to our board of directors. Each member of the Voting Group will also agree to vote his or her shares in favor of the directors nominated by the members of the Voting Group entitled to designate directors.
In accordance with our amended and restated certificate of incorporation and the Voting Agreement, each of which will be in effect upon the closing of this offering, our board of directors will be divided into four classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the four classes as follows:
•
the Class I directors will be Messrs.           ,           and           , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•
the Class II directors will be Messrs.           and           , and their terms will expire at the annual meeting of stockholders to be held in 2023;

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the Class III directors will be Messrs.           and           , and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•
the Class IV directors will be Messrs.          and         , and their terms will expire at the annual meeting of stockholders to be held in 2025.

Any increase or decrease in the number of directors will be distributed among the four classes so that, as nearly as possible, each class will consist of one-fourth of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company.
Director Independence
Prior to the consummation of this offering, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that           and           are each an “independent director,” as defined under the rules of the NYSE.
Controlled Company Exemptions
Prior to the consummation of this offering, the Voting Group, which will hold Class A common stock, Class B common stock, Class C common stock and Class D common stock collectively representing a super-majority of the combined voting power of our total common stock outstanding, will enter into the Voting Agreement with us, pursuant to which it will, among other things, elect the nominees of certain members of the Voting Group to our board of directors. See “— Composition of our Board of Directors.” As a result, we will be a “controlled company” under the NYSE corporate governance standards. As a controlled company, exemptions under the standards will mean that we are not required to comply with certain corporate governance requirements, including the following requirements:
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that a majority of our board of directors consists of “independent directors,” as defined under the rules of the NYSE;

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that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the Sarbanes-Oxley Act and rules with respect to our audit committee within the applicable time frame.
Board Committees
Our board has established three standing committees — audit, compensation, and nominating and corporate governance — each of which operates under a charter that has been approved by our board of directors. Current copies of each committee’s charter are posted on our website, www.authenticbrandsgroup.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Audit Committee
The audit committee will be responsible for, among other matters:
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appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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reviewing with our independent registered public accounting firm the scope and results of their audit;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the closing of this offering, our audit committee will consist of Messrs.           ,           and           with Mr.           serving as chair. Rule 10A-3 of the Exchange Act and rules require us to have one independent audit committee member upon the listing of our common stock, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that Mr.           meets the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and NYSE rules, and we intend to comply with the other independence requirements within the time periods specified. In addition, our board of directors has determined that Mr.           will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.
Compensation Committee
The compensation committee’s responsibilities include, among other things:
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reviewing and approving the compensation of our directors, Chief Executive Officer and other executive officers;

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reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K;

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reviewing and making recommendations with respect to our equity compensation plans; and

•
appointing and overseeing any compensation consultants.

Upon the closing of this offering, our compensation committee will consist of Messrs.           ,           and           with Mr.           serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee’s responsibilities include, among other things:
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identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors and in accordance with the terms of the Voting Agreement;

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recommending members for each committee of our board of directors; and

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developing and recommending to our board of directors a set of corporate governance guidelines and principles.

The members of our nominating and corporate governance committee are Messrs.           ,           and           with Mr.           serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Director Compensation
None of our directors received compensation as a director during 2020. We intend to approve and implement a compensation policy that, effective upon the closing of this offering, will be applicable to all of our non-employee directors.
Compensation Committee Interlocks and Insider Participation
During 2020, the members of ABG LLC’s compensation committee were Messrs.           ,           and           . No member of our compensation committee is or has been a current or former officer or employee of ABG Inc. or had any related person transaction involving ABG Inc. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of ABG LLC’s compensation committee during 2020.
Code of Ethics and Code of Conduct
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website, www.authenticbrandsgroup.com. In addition, we intend to post on our website all disclosures that are required by law or the NYSE listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in the prospectus or to be part of this prospectus.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:
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Jamie Salter, Chief Executive Officer;

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Nick Woodhouse, President and Chief Marketing Officer; and

•
Kevin Clarke, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
We are an “emerging growth company,” within the meaning of the JOBS Act, and have elected to comply with the reduced compensation disclosure requirements available to emerging growth companies under the JOBS Act.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Year	Salary ($)(1)	Bonus(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Jamie Salter	2020	1,770,833	812,500	34,828,527	4,666,667	1,854,574(5)	43,933,101
Chief Executive Officer
Nick Woodhouse	2020	631,250	331,250	3,482,145	1,443,750	5,796(6)	5,894,191
President and Chief Marketing Officer
Kevin Clarke	2020	512,500	437,500	2,342,250	650,000	9,359(7)	3,951,609
Chief Financial Officer

(1)
Messrs. Salter, Woodhouse and Clarke were expected to receive base salaries equal to $2,416,666, $875,000 and $750,000, respectively, in 2020. However, as a result of delays in base salary increases and temporary base salary reductions described below in the section titled “—Narrative to the 2020 Summary Compensation Table—Elements of Compensation—2020 Base Salaries,” the amount of base salary actually earned by each named executive officer in 2020 was reduced. Such reduced amounts are reflected in the salary column for the named executive officers. In particular, Messrs. Salter’s, Woodhouse’s and Clarke’s base salaries remained at their 2019 levels, which were $2,333,333, $825,000 and $650,000, respectively, through March 2020, at which point each of the named executive officers agreed to forgo 50% of his then-current base salary effective April 1, 2020 through September 30, 2020. Finally, in October 2020, Messrs. Salter’s, Woodhouse's and Clarke’s base salaries were increased to $2,416,666, $875,000 and $750,000, respectively.

(2)
Amounts for each of the named executive officers reflect the discretionary portion of the 2020 bonus that was paid to each executive, which were in addition to the annual cash performance-based bonus each named executive officer earned based on actual company performance, which amounts are reflected in the “Non-Equity Incentive Plan Compensation” column. Further, in October 2020, each of the named executive officers was paid a lump-sum payment equal to the amount of the base salary that was forgone during the period from April 1, 2020 through September 30, 2020 and, in May 2021, each of the named executive officers was paid a lump-sum payment equal to the difference between the total amount of salary actually paid to each named executive officer during 2020 (taking into account the lump-sum payments made in October 2020) and the amount of each named executive officer’s annual base salary, as increased in October 2020. As such, the amounts for each of the named executive officers also include the aggregate amount of such lump sum payments. For further discussion of such bonuses, see below in the sections titled “—Narrative to the 2020 Summary Compensation Table—Elements of Compensation—2020 Base Salaries” and “—Narrative to the 2020 Summary Compensation Table—Elements of Compensation—2020 Bonuses.”
(3)
Amounts reflect the grant date fair value of Class L Units issued as “profits interests” in ABG LLC granted during 2020, computed in accordance with FASB ASC Topic 718, rather than the amounts paid to or realized by the named executive officers. We provide information regarding the assumptions used to calculate the value of all Class L Unit awards made to our named executive officers in Note 13 to our audited consolidated financial statements as of December 31, 2020. We believe that, despite the fact that the Class L Units in ABG LLC do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S K under the Securities Act as an instrument with an “option-like feature” and are thus reflected in the “Option Awards” column. For additional details about these grants, see the section below titled “—Narrative to the 2020 Summary Compensation Table—Equity-Based Compensation.”

(4)
Amounts reflect the portion of the annual cash performance-based bonuses earned by each named executive officer during the year ended December 31, 2020 based on actual company performance. For a discussion of the named executive officer’s annual bonus opportunity, please review the section entitled “—Narrative to the 2020 Summary Compensation Table—Elements of Compensation—2020 Bonuses” below.

(5)
Amount for Mr. Salter reflects (a) aggregate costs of per diem payments (up to $2,600 per day) made to Mr. Salter to compensate him for accommodations and other costs in connection with Mr. Salter’s travel to our New York office (equal to $419,900); (b) reimbursement for the cost of Mr. Salter’s lease of an office in Toronto (equal to $50,736); (c) reimbursement for costs of up to 150 hours (at a rate of $8,000 per hour) of personal usage of a private aircraft for Mr. Salter and personal passengers (equal to $1,215,912); (d) reimbursement for accountant and professional fees for personal tax preparation (equal to $150,000); and (e) the excess of the employer portion of premiums paid for medical benefits for Mr. Salter and his dependents over the employer portion of premiums generally paid for all salaried employees (equal to $18,026). With respect to company-paid premiums for medical benefits, the portion of such payments attributable to the Company’s Canadian insurance policy reflect the U.S. dollars equivalent of such amounts originally paid in Canadian dollars. Such amount was converted to U.S. dollars from Canadian dollars using the yearly average exchange rate. Applying this formula, US$1.00 was equal to CA$1.34.

(6)
Amount for Mr. Woodhouse reflects the excess of the employer portion of premiums paid for medical benefits for Mr. Woodhouse and his dependents over the employer portion of premiums generally paid for all salaried employees.

(7)
Amount for Mr. Clarke reflects (a) the excess of the employer portion of premiums paid for medical benefits for Mr. Clarke and his dependents over the employer portion of premiums generally paid for all salaried employees (equal to $5,796) and (b) matching contributions on behalf of Mr. Clarke under the Company’s 401(k) plan (equal to $3,563).

Narrative to the 2020 Summary Compensation Table
Elements of Compensation
2020 Base Salaries
The named executive officers receive a base salary to compensate them for services rendered to our Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Messrs. Salter, Woodhouse and Clarke were expected to receive base salaries equal to $2,416,666, $875,000 and $750,000, respectively, in 2020. Messrs. Salter’s, Woodhouse’s and Clarke’s base salaries remained at their 2019 levels through March 2020, at which point each of the named executive officers agreed to forgo 50% of his then-current base salary effective April 1, 2020 through September 30, 2020. In October 2020, the base salaries for

Messrs. Salter, Woodhouse and Clarke were increased to $2,416,666, $875,000 and $750,000, respectively. At that time, each of the named executive officers was paid a lump-sum payment equal to the amount of base salary that was forgone during the period from April 1, 2020 through September 30, 2020. Additionally, in May 2021, each named executive officer was paid a lump-sum payment equal to the difference between the total amount of salary actually paid to each named executive officer during 2020 (including the lump-sum payments made in October 2020) and the amount of each named executive officer’s annual base salary, as increased in October 2020.
2020 Bonuses
Each of our named executive officers was eligible to earn an annual performance-based cash bonus from the Company with respect to 2020 based on the terms of the Company’s incentive program for senior executives adopted by our board of directors in January 2020. Pursuant to their respective employment agreements, for 2020, Mr. Salter was eligible to receive a target bonus of $2,416,666 and a maximum bonus of up to $4,833,332 and Mr. Woodhouse was eligible to receive a target bonus of $875,000 and a maximum bonus of up to $1,531,250. Pursuant to the 2020 incentive program, Mr. Clarke was eligible to receive a target bonus of $375,000 and a maximum bonus of up to $750,000. However, each of the named executive officers agreed that his target bonus opportunity and maximum bonus opportunity for 2020 would remain the same as his target bonus opportunity and maximum bonus opportunity for 2019, which opportunities were as follows: Mr. Salter—target bonus of $2,333,333 and maximum bonus of $4,666,667; Mr. Woodhouse—target bonus of $825,000 and maximum bonus of $1,443,750; and Mr. Clarke—target bonus of $325,000 and maximum bonus of $650,000.
For 2020, the annual bonus for each of our named executive officers was based on Adjusted EBITDA of the Company (with such amount reduced by the contribution to Adjusted EBITDA that was attributable to any mergers and acquisitions completed during 2020) versus the Company’s budgeted Adjusted EBITDA. In the event the Company’s Adjusted EBITDA was less than 90% of the budgeted Adjusted EBITDA, no annual bonus would have been earned. In the event the Company’s Adjusted EBITDA equaled or exceeded 90% of the budgeted Adjusted EBITDA, the amount of the bonus that is based on Company performance is determined based on the Company’s achievement of Adjusted EBITDA in excess of the 90% threshold, with the maximum bonus being reached upon achievement of 100% of the budgeted Adjusted EBITDA. Additionally, some of our employees, including the named executive officers, may receive a “stretch” bonus based on the Company’s achievement of Adjusted EBITDA over the budgeted Adjusted EBITDA. Our board of directors may also use its discretion to increase an individual’s annual bonus amount in excess of the amount achieved based on Adjusted EBITDA performance, taking into account, among other things, the extent to which our board believes that mergers and acquisitions completed in 2020 added to the value of shareholders’ equity.
For 2020, the level of achievement of Adjusted EBITDA resulted in payouts of each named executive officer’s maximum bonus opportunity, as adjusted pursuant to the March 2020 agreements with each named executive officer to reduce their respective base salary, target bonus and maximum bonus opportunities, as follows: Mr. Salter—$4,666,667; Mr. Woodhouse—$1,443,750; and Mr. Clarke—$650,000. Our board of directors used its discretion to increase each of the named executive officer’s final bonus payouts by the following amounts: Mr. Salter—$166,667; Mr. Woodhouse—$87,500; and Mr. Clarke—$200,000. Each named executive officer’s maximum bonus opportunity is reflected in the “Non-Equity Incentive Plan Compensation” column to the “Summary Compensation Table” above and the portion of each named executive officer’s bonus that is in excess of his maximum bonus opportunity is included in the “Bonus” column to the “Summary Compensation Table” above.
Equity-Based Compensation
Our named executive officers currently hold the following equity incentive awards: (a) capital interests in ABG LLC in the form of Class A Common Units (“Class A Units”), and (b) LLC Profits Interests, which consist of Class K-2 Common Units (the “Class K-2 Units”) and Class L Common Units (the “Class L Units”). The Class K-2 Units and Class L Units will remain outstanding at ABG LLC following this offering and will be exchangeable into Class A common stock in accordance with Management Profits

Interests Exchanges. For additional information about the treatment of outstanding Class A Units, Class K-2 Units and Class L Units in connection with this offering, see the section titled “Prospectus Summary—Summary of the Transactions.”
Class A Units and Class K-2 Units
Each of the named executive officers’ Class A Units and Class K-2 Units consist of service-based units (representing 60% of the Class A Units and Class K-2 Units) and performance-based units (representing 40% of the Class A Units and Class K-2 Units). Twenty-five percent (25%) of the service-based Class A Units and Class K-2 Units (representing 15% of the aggregate Class A Units and Class K-2 Units) are immediately vested at grant, and seventy-five percent (75%) of such service-based units (representing 45% of the aggregate Class A Units and Class K-2 Units) vest and are released from restrictions in three equal annual installments, subject to the named executive officer’s continued employment through each applicable vesting date. Additionally, the vesting of the service-based units will accelerate upon the occurrence of a Change in Control or a Qualifying Event (as such terms are defined within the award agreement) prior to the named executive officer’s termination of employment. In the event the named executive officer’s employment is terminated voluntarily for any reason, by the Company other than for Cause (as defined in the named executive officer’s employment agreement) or due to death or Disability (as defined in the named executive officer’s employment agreement), then the service-based units will remain outstanding and eligible to vest upon the occurrence of a Change in Control within a specified time period (12 months for Mr. Salter and 6 months for Mr. Woodhouse and Mr. Clarke) following the date of such termination. Additionally, each of the named executive officer’s employment agreements provide for the treatment of outstanding service-based Class A Units and Class K-2 Units upon the named executive officer’s termination of employment other than for Cause, as further described in the sections entitled “—Employment Agreement with Jamie Salter—Severance” and “—Employment Agreement with Nick Woodhouse—Severance” and “—Employment Agreement with Kevin Clarke—Severance” below. Seventy-five percent (75%) of the service-based Class A Units and Class K-2 Units are no longer subject to forfeiture and the remaining twenty-five percent (25%) will be released from restrictions on October 26, 2021 or, if earlier, in connection with this offering.
Fifty percent (50%) of the performance-based Class A Units and Class K-2 Units (representing 20% of the aggregate Class A Units and Class K-2 Units) are immediately vested at grant and fifty percent (50%) of such performance-based units (representing 20% of the aggregate Class A Units and Class K-2 Units) vest and are released from restrictions based on the Company’s achievement of specified performance objectives. Specifically, provided that the named executive officer remains employed through a Liquidity Event (as defined in the award agreement and which generally includes a sale event (which may include this offering), or dividend payment), a portion of performance-based Class A Units and Class K-2 Units will vest and be released from restrictions based on the price paid per Class A Unit in the Liquidity Event. Additionally, each of the named executive officer’s employment agreements provide for the treatment of outstanding performance-based Class A Units and Class K-2 Units upon the named executive officer’s termination of employment other than for Cause, as further described in the sections entitled “—Employment Agreement with Jamie Salter—Severance” and “—Employment Agreement with Nick Woodhouse—Severance” and “—Employment Agreement with Kevin Clarke—Severance” below. The performance-based Class A Units and Class K-2 Units are expected to become fully vested and released from restrictions in connection with this offering.
If the named executive officer’s employment is terminated for Cause, or the named executive officer breaches any restrictive covenants contained in the award agreement, then all service-based and performance-based Class A Units and Class K-2 Units will be forfeited for no consideration.

Class L Units
The named executive officers were granted Class L Units in 2020 as set forth in the following table (the “2020 Class L Units”).
Named Executive Officer	Class L Units Granted in 2020
Jamie Salter	11,152,266
Nick Woodhouse(1)	1,115,000
Kevin Clarke(1)	750,000

(1)
Each of Messrs. Woodhouse and Clarke was also granted an additional 100,000 Class L Units in 2021 (the “2021 Class L Units”).

Each of the named executive officers’ Class L Units are divided equally between service-based and performance-based units. The service-based units generally vest in equal annual installments over ten years and are subject to accelerated vesting as follows: (i) (A) fifty percent (50%) of the service-based units will vest if a Change in Control (as defined in the award agreement) occurs before August 9, 2024 (with the remainder continuing to vest pro-rata subject to continued employment) and (B) one hundred percent (100%) of the service-based units will vest if a Change in Control occurs on or after August 9, 2024; and (ii) in the event a Maximum Performance Event (as defined in the award agreement and which generally includes a sale event or dividend payment achieving a specified price multiple) occurs when the named executive officer is retirement eligible (i.e., has completed at least ten years of service, is over 60 years old with respect to the performance-based Class L Units, or the sum of his years of service and age is at least equal to 70) and the named executive officer retires within three years of such event, then the service-based units will continue to vest as if the named executive officer had remain employed through the entirety of the three-year period, in each case of (i) and (ii), subject to the executive’s continued employment through the consummation of the Change in Control or Maximum Performance Event, as applicable. Additionally, each of the named executive officers’ employment agreements provide for the treatment of outstanding service-based Class L Units upon the named executive officer’s termination of employment other than for Cause, as described further in the sections entitled “—Employment Agreement with Jamie Salter—Severance” and “—Employment Agreement with Nick Woodhouse—Severance” and “—Employment Agreement with Kevin Clarke—Severance” below.
One-tenth (1/10) of the service-based 2020 Class L Units have vested and none of the service-based 2021 Class L Units have vested. The service-based vesting 2020 Class L Units are expected to be modified in connection with this offering such that forty percent (40%) of the service-based 2020 Class L Units will be deemed vested as of this offering and the remaining sixty percent (60%) will vest annually over a four-year period on each anniversary of the first to occur of August 9, 2021 or the consummation of this offering.
All or a portion of the performance-based Class L Units will vest upon a Qualified Vesting Event (as defined in the award agreement and which generally includes a divided payment occurring after August 9, 2024 or a sale event) based on the equity value and proceeds received on or prior to such transaction, subject to the named executive officer’s continued employment through consummation of the Qualified Vesting Event. To the extent the named executive officer’s employment is terminated after August 9, 2024 and at such time, he is retirement eligible, all or a portion of the performance-based units may vest based on an assessment of the fair market value of a Class A Unit acquired by certain Original ABG LLC Equity Owners in August 2019 and the amount of cash dividends or distributions paid with respect to such a Class A Unit, in each case as of the date of termination of employment. Such special vesting provisions are subject to the named executive officer’s continued compliance with restrictive covenants, including certain non-competition obligations. Additionally, each of the named executive officers’ employment agreements provide for the treatment of outstanding performance-based Class L Units upon the named executive officer’s termination of employment other than for Cause, as described further in the sections entitled “—Employment Agreement with Jamie Salter—Severance” and “—Employment Agreement with Nick Woodhouse—Severance” and “—Employment Agreement with Kevin Clarke—Severance” below.

The performance-based vesting 2020 Class L Units are expected to be modified in connection with this offering such that forty percent (40%) of the performance-based 2020 Class L Units will be deemed vested as of this offering and all or a portion of the remaining sixty percent (60%) of such units will vest in three equal tranches based on the achievement of the following share price thresholds for our common stock: $80 per share, $104 per share and $120 per share. Achievement of the stock price thresholds shall be determined based on either (a) our average closing trading price over a period of twenty-five consecutive trading days or (b) the sale price of shares of our common stock in any a secondary offering or primary share offering with proceeds equal to or in excess of $350 million.
If the named executive officer’s employment is terminated for Cause, or the named executive officer breaches any restrictive covenants contained in the award agreement, then all service-based and performance-based Class L Units will be forfeited for no consideration.
New Equity-Based Compensation
We intend to adopt our 2021 Incentive Award Plan (the “Incentive Award Plan”) in order to facilitate the grant of equity incentives to directors, employees (including our named executive officers) and consultants of our Company and certain of its affiliates and to enable our Company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that our Incentive Award Plan will be effective on the date on which it is adopted by our board of directors, subject to approval of such plan by our stockholders. In connection with this offering, we intend to grant certain equity awards to our named executive officers under the Incentive Award Plan. Such awards and the material terms thereof have not yet been determined. For additional information about our Incentive Award Plan, please see the section titled “Executive Compensation—New Incentive Plan” below.
Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will continue to be eligible to participate in the 401(k) plan on the same terms as other full-time, salaried employees. The Internal Revenue Code, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Health/Welfare Plans
All of our full-time, salaried employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•
medical, dental and vision benefits;

•
medical and dependent care flexible spending accounts;

•
short-term and long-term disability insurance; and

•
life and accidental death and dismemberment insurance.

The Company, however, currently pays all premiums for coverage under the Company’s applicable health insurance plans for the named executive officers and their beneficiaries. In 2020, the premium cost paid by the Company for Messrs. Salter, Woodhouse and Clarke in excess of the premium cost paid for other eligible salaried employees equaled $18,026, $5,796, and $5,796, respectively. Additionally, in 2020, the Company made matching contributions to the Company’s 401(k) plan on behalf of Mr. Clarke in a total amount equal to $3,563.

Perquisites
Mr. Salter is also entitled to certain perquisites during the term of his employment in accordance with the terms of his employment agreement. In particular, in 2020, Mr. Salter was provided with (a) per diem payments (up to $2,600 per day) for accommodations and other costs in connection with Mr. Salter’s travel to our New York office (equal to $419,900); (b) reimbursement for the cost of Mr. Salter’s lease of an office in Toronto (equal to $50,736); (c) reimbursement for costs of up to 150 hours (at a rate of $8,000 per hour) of personal usage of a private aircraft for Mr. Salter and personal passengers (equal to $1,215,912); and (d) reimbursement for accountant and professional fees for personal tax preparation (equal to $150,000).
We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our Chief Executive Officer and allow him to efficiently and effectively complete his duties and responsibilities for the Company.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or benefits paid or provided by our Company.
Employment Agreements
As of December 31, 2020, we were a party to a third amended and restated employment agreement with Jamie Salter (entered into on July 21, 2019 and amended August 9, 2019), a second amended and restated employment agreement with Nick Woodhouse (effective as of August 9, 2019), and an amended and restated employment agreement with Kevin Clarke (effective as of August 9, 2019), the terms of each of which are described below.
Employment Agreement with Jamie Salter
Term and Compensation
Pursuant to his employment agreement, Mr. Salter’s initial term of employment will continue through December 31, 2023, subject to automatic renewal for successive one-year periods absent 120 days’ prior written notice of non-extension by either the Company or him. Mr. Salter’s employment agreement also provides that following this offering and during the employment term, he will be nominated to our board of directors. Mr. Salter’s employment agreement provides that during the employment term, Mr. Salter is entitled to an initial base salary equal to $2,333,333, which was (or will be) increased to $2,416,666, $2,500,000, $2,583,333 and $2,666,666 per year for the fiscal years ended December 31, 2020, 2021, 2022 and 2023, respectively (provided that such base salary was reduced for a portion of 2020 as described above). Mr. Salter is eligible for an annual performance-based bonus payable based on achievement of individual and Company performance goals, with a target amount equal to $2,416,666 for 2020, $2,500,000 for 2021, $2,583,333 for 2022 and $2,666,666 for 2023, and a maximum annual bonus equal to $4,833,332 for 2020, $5,000,000 for 2021, $5,166,666 for 2022 and $5,333,332 for 2023 (provided that such bonus opportunity was reduced for 2020 as described above). Mr. Salter must remain employed through the date such bonus is paid in order to receive the bonus. Further, Mr. Salter is entitled to reimbursement for (i) accommodations in connection with Mr. Salter’s travel to our New York office (up to $2,600 per day), (ii) the cost of Mr. Salter’s lease of an office in Toronto (up to CAN$5,000 per month), (iii) the costs of travel at Mr. Salter’s discretion on an aircraft owned by Mr. Salter or other chartered jet (up to $8,000 per hour for up to 150 hours per calendar year), and (iv) accountant and professional fees for his personal tax preparation (up to $150,000 per year). Additionally, Mr. Salter’s employment agreement provides for the grant of Class A, K-2, and Class L Units in ABG LLC, the details of which are described above in the section titled “—Narrative to the 2020 Summary Compensation Table—Equity-Based Compensation.”
Severance
Upon termination of Mr. Salter’s employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Salter for Good Reason (as such terms are defined in Mr. Salter’s employment agreement), the Company will be obligated, subject to Mr. Salter’s timely execution of a release of claims, to (a) pay Mr. Salter an amount equal to three times the sum of (1) his then-current base salary (not taking into account any reductions thereto which would constitute Good Reason) and (2) the product of (x) Mr. Salter’s then-current base salary multiplied by (y) the average of the bonus achievement percentage for each of the three completed years immediately prior to the year of termination of employment (determined by dividing (i) the actual bonus amounts paid to Mr. Salter for the applicable year by (ii) Mr. Salter’s base salary as of the end of such year), payable in installments over the three-year period (the “severance period”) following termination (unless such termination occurs within 12 months of a Change in Control (as defined in Mr. Salter’s employment agreement), in which case the severance will be paid in a lump sum) (the payments described in this clause (a), the “salary and bonus severance”), (b) a pro-rated annual bonus for the year of termination based on actual individual and Company performance during such year (calculated at no less favorable a percentage of Mr. Salter’s maximum bonus amount than the highest percentage applicable to the Company’s Chief Financial Officer’s, President’s or General Counsel’s annual bonus for such fiscal year), paid when such bonuses are typically paid, and (c) during the severance period, pay the premiums for any continued health and welfare coverage for Mr. Salter and his dependents for so long as permitted under applicable law and thereafter provide Mr. Salter with a subsidy in monthly installments.
Additionally, in the event of Mr. Salter’s termination of employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Salter for Good Reason, all or a portion of Mr. Salter’s unvested equity awards may accelerate as follows: (a) the unvested service-based portion of any award that would have vested during the severance period will vest as of the date of termination of employment and (b) the unvested performance-based portion of any award (excluding the performance-based vesting Class A Units, Class K-2 Units and Class L Units) will remain outstanding and eligible to vest in accordance with the award’s terms for the remainder of the severance period (or a specified exit event, if earlier) and, if ultimately becoming vested, will vest on the date they otherwise would have become vested absent termination of employment (or, in the event such termination of employment occurs (1) during the twelve-month period immediately following a Change in Control, the date of termination or (2) upon or during the twelve-month period immediately preceding the Change in Control, the date of the Change in Control and such accelerated vesting will apply to all outstanding unvested equity awards). To the extent that, as of the date of a qualifying termination of employment, Mr. Salter holds unvested performance-based Class A Units, Class K-2 Units or Class L Units, (x) such unvested performance-based Class A Units and Class K-2 Units will remain outstanding and eligible to vest until the earlier of (i) the last day of the severance period, and (ii) the later of the sale of equity by Leonard Green or any of its affiliates following which Leonard Green and its affiliates no longer holds equity interests in ABG LLC or the sale of equity by General Atlantic or any of its affiliates following which General Atlantic and its affiliates no longer holds equity interests in ABG LLC, and (y) such unvested performance-based Class L Units will remain outstanding and eligible to vest until the last day of the severance period.
The severance payments and benefits will not be made to the extent Mr. Salter materially breaches any of the restrictive covenants contained in his employment agreement and fails to timely cure such breach.
In addition, in the event of Mr. Salter’s termination of employment due to death or disability, he will be entitled to the benefits described above except for the salary and bonus severance.
Mr. Salter’s employment agreement provides that following a Change in Control, his employment may only be terminated for Cause by a resolution approved by three quarters of our board of directors.
Restrictive Covenants
Mr. Salter is also subject to certain restrictive covenants and confidentiality obligations pursuant to his employment agreement. In particular, Mr. Salter is subject to non-competition and non-solicitation restrictions for 36 months following termination of employment and perpetual non-disclosure and non-disparagement restrictions.
Employment Agreement with Nick Woodhouse
Term and Compensation
Pursuant to his employment agreement, Mr. Woodhouse’s initial term of employment will continue through August 9, 2021, subject to automatic renewal for successive one-year periods absent 120 days’ prior written notice of non-extension by either the Company or him. Mr. Woodhouse’s employment agreement provides that during the term, Mr. Woodhouse is entitled to an initial base salary equal to $825,000, which was increased to $875,000 and $900,000 per year for the fiscal years ended December 31, 2020 and 2021, respectively (provided that such base salary was reduced for a portion of 2020 as described above). Mr. Woodhouse is eligible for an annual performance-based bonus payable based on achievement of individual and Company performance goals, with a target amount equal to $875,000 for 2020, and $900,000 for 2021, and a maximum annual bonus equal to $1,531,250 for 2020 and $1,575,000 for 2021 (provided that such bonus opportunity was reduced for 2020 as described above). Mr. Woodhouse must remain employed through the date such bonus is paid in order to receive the bonus. Additionally, Mr. Woodhouse’s employment agreement provides for the grant of Class A, Class K-2, and Class L Units in ABG LLC, the details of which are described above in the section titled “—Narrative to the 2020 Summary Compensation Table—Equity-Based Compensation.”
Severance
Upon termination of Mr. Woodhouse’s employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Woodhouse for Good Reason (as such terms are defined in Mr. Woodhouse’s employment agreement), the Company will be obligated to, subject to Mr. Woodhouse’s timely execution of a release of claims, (a) pay Mr. Woodhouse an amount equal to two times the sum of his then-current base salary and target bonus, payable in installments over the two-year period (the “severance period”) following termination (unless such termination occurs within 12 months of a change in control (as defined in Mr. Woodhouse’s employment agreement), in which case the severance will be paid in a lump sum) (the payments described in this clause (a), the “salary and bonus severance”), (b) a pro-rated annual bonus for the year of termination based on actual individual and Company performance during such year (calculated at no less favorable a percentage of Mr. Woodhouse’s maximum bonus amount than the highest percentage applicable to the Company’s Chief Executive Officer’s, Chief Financial Officer’s or General Counsel’s annual bonus for such fiscal year), paid when such bonuses are typically paid, and (c) during the severance period, pay the premiums for any continued health and welfare coverage for Mr. Woodhouse and his dependents for so long as permitted under applicable law and thereafter provide Mr. Woodhouse with a subsidy in monthly installments.
Additionally, in the event of Mr. Woodhouse’s termination of employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Woodhouse for Good Reason, all or a portion of Mr. Woodhouse’s unvested equity awards may accelerate as follows: (a) the unvested service-based portion of any award that would have vested during the severance period will vest as of the date of termination of employment and (b) the unvested performance-based portion of any award (excluding the performance-based vesting Class A Units, Class K-2 Units and Class L Units) will remain outstanding and eligible to vest in accordance with the award’s terms for the remainder of the severance period (or a specified exit event, if earlier) and, if ultimately becoming vested, will vest on the date they otherwise would have become vested absent termination of employment (or, in the event such termination of employment occurs (1) upon or during the twelve-month period immediately following a Change in Control, the date of termination or (2) during the six-month period immediately preceding the Change in Control, the date of the Change in Control and such accelerated vesting will apply to all outstanding unvested equity awards). To the extent that, as of the date of a qualifying termination of employment, Mr. Woodhouse holds any unvested performance-based Class A Units, Class K-2 Units or Class L Units, (x) such unvested performance-based Class A Units and Class K-2 Units will remain outstanding and eligible to vest until the earlier of (i) the last day of the severance period, and (ii) the later of the sale of equity by Leonard Green or any of its affiliates following which Leonard Green and its affiliates no longer holds equity interests in ABG LLC or the sale of equity by General Atlantic or any of its affiliates following which General Atlantic and its affiliates no longer holds equity interests in ABG LLC, and (y) such unvested performance-based Class L Units will remain outstanding and eligible to vest until the last day of the severance period.
The severance payments and benefits will not be made to the extent Mr. Woodhouse materially breaches any of the restrictive covenants contained in his employment agreement and fails to timely cure such breach.
In addition, in the event of Mr. Woodhouse’s termination of employment due to death or disability, he will be entitled to the benefits described above except for the salary and bonus severance.

Restrictive Covenants
Mr. Woodhouse is also subject to certain restrictive covenants and confidentiality obligations pursuant to his employment agreement. In particular, Mr. Woodhouse is subject to non-competition and non-solicitation restrictions for 24 months following termination of employment and perpetual non-disclosure and non-disparagement restrictions.
Employment Agreement with Kevin Clarke
Term and Compensation
Pursuant to his employment agreement, Mr. Clarke’s initial term of employment will continue through August 9, 2021, subject to automatic renewal for successive one-year periods absent 120 days’ prior written notice of non-extension by either the Company or him. Mr. Clarke’s employment agreement provides that during the term, Mr. Clarke is entitled to an initial base salary equal to $650,000. Such base salary was increased to $750,000 for the period commencing on October 1, 2020 and ending on December 31, 2020 and remains $750,000 for the fiscal year ended December 31, 2021 (provided that such base salary was reduced for a portion of 2020 as described above). Mr. Clarke is eligible for an annual performance-based bonus payable based on achievement of individual and Company performance goals, with an initial target amount equal to $325,000, which was increased to $375,000 for 2020 and will remain $375,000 for 2021, and an initial maximum annual bonus equal to $650,000, which was increased to $750,000 for 2020 and will remain $750,000 for 2021 (provided that such bonus opportunity was reduced for 2020 as described above). Mr. Clarke must remain employed through the date such bonus is paid in order to receive the bonus. Additionally, Mr. Clarke’s employment agreement provides for the grant of Class A, Class K-2, and Class L Units in ABG LLC, the details of which are described above in the section titled “—Narrative to the 2020 Summary Compensation Table—Equity-Based Compensation.”
Severance
Upon termination of Mr. Clarke’s employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Clarke for Good Reason (as such terms are defined in Mr. Clarke’s employment agreement), the Company will be obligated to, subject to Mr. Clarke’s timely execution of a release of claims, (a) pay Mr. Clarke an amount equal to the sum of his then-current base salary and target bonus, payable in installments over the one-year period (the “severance period”) following termination or, if such termination occurs within 12 months of a change in control (as defined in Mr. Clarke’s employment agreement), an amount equal to two times the sum of his then-current base salary and target bonus, paid in a lump sum (the payments described in this clause (a), the “salary and bonus severance”), (b) a pro-rated annual bonus for the year of termination based on actual individual and Company performance during such year (calculated at no less favorable a percentage of Mr. Clarke’s maximum bonus amount than the highest percentage applicable to the Company’s Chief Executive Officer’s, President’s or General Counsel’s annual bonus for such fiscal year), paid when such bonuses are typically paid, and (c) during the severance period, pay the premiums for any continued health and welfare coverage for Mr. Clarke and his dependents for so long as permitted under applicable law and thereafter provide Mr. Clarke with a subsidy in monthly installments.
Additionally, in the event of Mr. Clarke’s termination of employment by the Company without Cause or due to non-renewal of the employment term or by Mr. Clarke for Good Reason, all or a portion of Mr. Clarke’s unvested equity awards may accelerate as follows: (a) the unvested service-based portion of any award that would have vested during the severance period will vest as of the date of termination of employment and (b) the unvested performance-based portion of any award (excluding the performance-based vesting Class A Units, Class K-2 Units and Class L Units) will remain outstanding and eligible to vest in accordance with the award’s terms for the remainder of the severance period (or a specified exit event, if earlier) and, if ultimately becoming vested, will vest on the date they otherwise would have become vested absent termination of employment (or, in the event such termination of employment occurs (1) during the twelve-month period immediately following a Change in Control, the date of termination or (2) upon or during the six-month period immediately preceding the Change in Control, the date of the Change in Control and such accelerated vesting will apply to all outstanding unvested equity awards). To the extent that, as of the date of a qualifying termination of employment, Mr. Clarke holds any unvested performance-based Class A Units, Class K-2 Units or Class L Units, (x) such unvested performance-based Class A Units and Class K-2 Units will remain outstanding and eligible to vest until the earlier of (i) the last day of the severance period, and (ii) the later of the sale of equity by Leonard Green or any of its affiliates following which Leonard Green and its affiliates no longer holds equity interests in ABG LLC or the sale of equity by General Atlantic or any of its affiliates following which General Atlantic and its affiliates no longer holds equity interests in ABG LLC, and (y) such unvested performance-based Class L Units will remain outstanding and eligible to vest until the last day of the severance period.
The severance payments and benefits will not be made to the extent Mr. Clarke materially breaches any of the restrictive covenants contained in his employment agreement and fails to timely cure such breach.
In addition, in the event of Mr. Clarke termination of employment due to death or disability, he will be entitled to the benefits described above except for the salary and bonus severance.
Restrictive Covenants
Mr. Clarke is also subject to certain restrictive covenants and confidentiality obligations pursuant to his employment agreement. In particular, Mr. Clarke is subject to non-competition and non-solicitation restrictions for 12 months following termination of employment and perpetual non-disclosure and non-disparagement restrictions.
Outstanding Equity Awards at Year-End
The following table summarizes the number of profits interests and capital interests in ABG LLC underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020.
			Option Awards(1)					Unit Awards(2)
Name	Type of Unit	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date	Number of Service- Based Units That Have Not Vested (#)(4)	Market Value of Service-Based Units That HaveNot Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Performance- Based Units That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market Value ofUnearned Performance- Based Units That Have Not Vested ($)(5)
Jamie Salter	Class A	8/9/2019						270,164	11,249,629	360,218	14,999,478
	Class K-2	8/9/2019	1,101,765	254,253(7)	339,005(8)	n/a	n/a
	Class L	1/29/2020	557,613	5,018,520(9)	5,576,133(10)	n/a	n/a
Nick Woodhouse	Class A	8/9/2019						40,359	1,680,549	53,813	2,240,773
	Class K-2	8/9/2019	150,109	34,641(7)	46,188(8)	n/a	n/a
	Class L	1/29/2020	55,750	501,750(9)	557,500(10)	n/a	n/a
Kevin Clarke	Class A	8/9/2019						28,252	1,176,413	37,669	1,568,537
	Class K-2	8/9/2019	105,077	24,248(7)	32,331(8)	n/a	n/a
	Class L	1/29/2020	37,500	337,500(9)	375,000(10)	n/a	n/a

(1)
The awards reported in these columns reflect the Class K-2 Units and Class L Units granted to our named executive officers. The Class K-2 Units and Class L Units were granted as “profits interests” for U.S. federal income tax purposes and do not require payment of an exercise price, but rather entitle the holder to participate in our future appreciation from and after the date of grant of the applicable Class K-2 Units and Class L Units. We believe that, despite this, for purposes of the table, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K under the Securities Act as an instrument with an “option-like feature.”

(2)
The awards reported in these columns reflect the restricted Class A Units granted to our named executive officers.

(3)
All Class K-2 Units and Class L Units are granted with a per unit hurdle price of $32.00, which is economically similar to the exercise price of a stock option. For additional information, see the section titled”Prospectus Summary — Summary of the Transactions.”

(4)
Represents one-fourth of the service-based Class A Units granted to each of the named executive officers that remains subject to forfeiture, and will be released from such restrictions on October 26, 2021, subject to the named executive officer’s continued employment through such date. The service-based Class A Units that remain subject to forfeiture are expected to be released from forfeiture upon the completion of this offering, subject to the named executive officer’s continued employment through such date, if the completion of this offering occurs before October 26, 2021.

(5)
There is no public market for the Class A Units. We valued these interests with the assistance of a third-party valuation expert for purposes of this disclosure. The amounts reported above under the headings “Market Value of Service-Based Units That Have Not Vested” and “Market Value of Unearned Performance-Based Units That Have Not Vested” reflect the intrinsic value of these interests, as of December 31, 2020, taking into account the terms and conditions thereof (including the right to receive distributions). All Class A Units are expected to become fully vested and released from restrictions in connection with this offering.

(6)
Represents one-half of the performance-based Class A Units that vest subject to continued service and the satisfaction of the performance-based achievements (as applicable) described in detail in the section titled “Narrative to the 2020 Summary Compensation Table — Equity-Based Compensation” above. The performance-based Class A Units that remain subject to forfeiture are expected to be released from forfeiture upon the completion of this offering, subject to the named executive officer’s continued employment through such date.

(7)
Represents one-fourth of the service-based Class K-2 Units granted to each of the named executive officers that remains subject to forfeiture and will be released from such restrictions on October 26, 2021, subject to the named executive officer’s continued employment through such date. The service-based Class K-2 Units that remain subject to forfeiture are expected to be released from forfeiture upon the completion of this offering, subject to the named executive officer’s continued employment through such date, if the completion of this offering occurs before October 26, 2021.

(8)
Represents one-half of the performance-based Class K-2 Units that vest subject to continued service and the satisfaction of the performance-based achievements (as applicable) described in detail in the section titled “Narrative to the 2020 Summary Compensation Table — Equity-Based Compensation” above. The performance-based Class K-2 Units that remain subject to forfeiture are expected to be released from forfeiture upon the completion of this offering, subject to the named executive officer’s continued employment through such date.

(9)
Represents nine-tenths of the service-based Class L Units granted to each of the named executive officers that remains unvested and will vest ratably in nine annual installments on each of August 9, 2021 through August 9, 2029, subject to the named executive officer’s continued employment through the applicable vesting date. The service-based vesting Class L Units are expected to be modified in connection with this offering such that forty percent (40%) of the service-based Class L Units will be deemed vested as of the completion of this offering and the remaining sixty percent (60%) will vest annually over a four-year period on each anniversary of the first to occur of August 9, 2021 or the consummation of this offering.

(10)
Represents 100% of the performance-based Class L Units that vest subject to continued service and the satisfaction of the performance-based achievements (as applicable) described in detail in the section titled “Narrative to the 2020 Summary Compensation Table — Equity-Based Compensation” above. The performance-based Class L Units are expected to be modified in connection with this offering, as further described in the section titled “Narrative to the 2020 Summary Compensation Table — Equity-Based Compensation” above.

Director Compensation
Members of our board of directors have not historically received compensation for their services as board members. In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards. Each non-employee director (other than directors affiliated with any significant stockholder) is expected to receive an annual cash retainer for his or her services in an amount equal to $      and an annual equity award in a denominated dollar value equal to $      .
New Incentive Plan and Compensation Arrangements
2021 Incentive Award Plan
We intend to adopt our Incentive Award Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. Our board of directors is still in the process of developing, approving and implementing the Incentive Award Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Since January 1, 2018, we have engaged in certain transactions with our directors and executive officers and holders of more than 5% of our voting securities and affiliates of our directors, executive officers and holders of more than 5% of our voting securities.
Related Party Agreements in Effect Prior to this Offering
Management Services Agreements
In connection with the acquisitions of common units of ABG LLC by entities affiliated with LGP, Lion Capital and General Atlantic, all of which are beneficial holders of more than 5% of our capital stock or are entities with which our directors are affiliated, ABG LLC entered into management services agreements pursuant to which entities affiliated with LGP, Lion Capital and General Atlantic agreed to provide management, consulting and financial planning services on an ongoing basis to ABG LLC and certain of ABG LLC’s subsidiaries. Effective August 31, 2019, these management services agreements were terminated. For the years ended December 31, 2018 and 2019, the Company paid total management fees of $1.1 million and $0.7 million, respectively, to affiliates of LGP, Lion Capital and General Atlantic under the management services agreements.
Company Reimbursement for Personal Travel
Prior to March 2021, Jamie Salter, the Company’s Chief Executive Officer, owned a private aircraft that he used for business and personal travel. For the years ended December 31, 2018, 2019 and 2020, the Company paid the operator of the aircraft $1.7 million, $2.7 million and 2.6 million, respectively, for travel by Mr. Salter and/or other Company executives. Of those amounts, $1.0 million, $1.2 million and $1.2 million related to Mr. Salter’s personal travel in 2018, 2019 and 2020, respectively. Mr. Salter sold the aircraft in March 2021.
Employment Arrangements With Immediate Family Members of Our Executive Officers and Directors
Corey Salter, a son of our Chief Executive Officer, is employed by us as Chief Operating Officer. In such capacity, Mr. Corey Salter is responsible for overseeing the day-to-day administrative and operational functions of our business. During the years ended December 31, 2018, 2019 and 2020, Mr. Corey Salter had total compensation, including base salary, bonus and other compensation, of $0.9 million, $1.0 million, and $1.5 million, respectively.
Matthew Salter, a son of our Chief Executive Officer Jamie Salter and brother of our Chief Operating Officer Corey Salter, is employed by us as Senior Vice President of Partnership Marketing. In such capacity, Mr. Matthew Salter is responsible for initiating and managing collaboration agreements between the Company and other brand management companies. During the years ended December 31, 2018, 2019 and 2020, Mr. Matthew Salter had total compensation, including base salary, bonus and other compensation, of $0.2 million, $0.2 million and $0.2 million, respectively.
Dylan Salter, a son of our Chief Executive Officer Jamie Salter and brother of our Chief Operating Officer Corey Salter, is employed by us as Vice President of Business Development. In such capacity, Mr. Dylan Salter is responsible for initiating and executing new license agreements. During the years ended December 31, 2018, 2019 and 2020, Mr. Dylan Salter had total compensation, including base salary, bonus and other compensation, of $0.3 million, $3.7 million, and $0.2 million, respectively.
Tyler Salter, a son of our Chief Executive Officer Jamie Salter and brother of our Chief Operating Officer Corey Salter, is employed by us as Vice President of Business Development and Events. In such capacity, Mr. Tyler Salter is responsible for initiating and executing new license agreements and event agreements. During the years ended December 31, 2018, 2019 and 2020, Mr. Tyler Salter had total compensation, including base salary, bonus and other compensation, of $0.1 million, $0.1 million, and $0.3 million, respectively.
Each of these individuals continues to be employed by us.

Transactions with SPARC
As of December 31, 2020, the Company was party to four license agreements with SPARC, a multi-brand operator of the Nautica, Aéropostale, Lucky Brand and Brooks Brothers brands. In the first quarter of 2021, SPARC merged with F21 Holdings, and the number of license agreements with SPARC thereby increased to five, with the fifth license agreement relating to the Forever 21 brand. The Company jointly owns SPARC through a 50/50 joint venture with Simon Property Group, which is SPARC’s largest landlord and is a company affiliated with beneficial holders of more than 5% of our common units. Pursuant to the license agreements, SPARC has the right to sell products bearing the Nautica, Forever 21, Aéropostale, Lucky Brand and Brooks Brothers brands in their wholesale, retail and e-Commerce operations in the United States. These license agreements require SPARC to pay the Company a royalty based on their net sales of the products bearing the abovementioned brands (as defined in the individual license agreements). These agreements also include an arrangement whereby the Company pays SPARC a “know-how” fee as compensation for the assistance provided by SPARC to the Company’s third-party licensees who are manufacturing inventories using SPARC’s design and specifications. For the years ended December 31, 2018, 2019 and 2020, the total Licensing revenue generated from the SPARC license agreements amounted to $22.7 million, $27.9 million and $36.4 million, respectively, and for the years ended December 31, 2018, 2019 and 2020, the know-how fee incurred amounted to $4.2 million, $4.1 million and $4.0 million, respectively. In addition, the Company earns commissions and fees related to the purchases made by its third-party licensees through SPARC’s procurement operations. For the years ended December 31, 2018, 2019 and 2020, the commission and fees earned by the Company amounted to $3.2 million, $3.3 million and $2.8 million, respectively. For the years ended December 31, 2019 and 2020, the Company reimbursed SPARC for marketing expenses incurred for the promotion of the abovementioned brands, which amounted to $7.0 million and $3.9 million, respectively.
As of December 31, 2018, 2019 and 2020, the outstanding accounts receivable balance from SPARC amounted to $6.7 million, $6.7 million and $5.7 million, respectively. As of December 31, 2018, 2019 and 2020, the outstanding accounts payable balance to SPARC amounted to $0.9 million, $0.7 million and $0.8 million, respectively.
SPARC subleases certain office spaces from the Company. Such subleases are scheduled to expire on November 30, 2021. Rent income related to these subleases amounted to $2.6 million, $3.1 million, and $3.4 million, respectively, for the years ended December 31, 2018, 2019, and 2020, respectively.
Transactions with F21 Ipco
As of December 31, 2020, the Company managed the licensing operations of F21 Ipco, at the time an unconsolidated investee that was also partially owned by Simon Blackjack Consolidated Holdings, LLC (“SBCH”), a company affiliated with beneficial holders of more than 5% of our common units, and by BF 21, LLC. For the year ended December 31, 2020, management fees earned by the Company amounted to $9.4 million. In February 2021, the Company increased its ownership in F21 Ipco to 50%, and F21 Ipco became a subsidiary that the Company controls and owns alongside SBCH, who also increased its ownership in F21 Ipco to 50%. Immediately prior to increasing its ownership in F21 Ipco, SBCH acquired 1,250,000 Class A Common Units from the Company at a purchase price of $45 per unit, which it subsequently assigned to BF21, LLC in part as consideration for its purchase of a portion of BF 21, LLC’s ownership interests in F21 Ipco. The Company now consolidates F21 Ipco in its consolidated financial statements.
SPV Term Loan
On August 31, 2020, ABG SPV 1, a majority-owned subsidiary of ABG Intermediate Holdings 2 LLC, entered into the SPV Term Loan with the SPV Lenders (various lenders that are affiliated with beneficial holders of more than 5% of our capital stock) and Wilmington Trust, National Association, as administrative agent. The SPV Term Loan provides for aggregate commitments of $600.0 million in term loans (which we refer to as the “SPV Term Loan”). As of March 31, 2021, the aggregate outstanding principal amount of the SPV Term Loan was $46.9 million, with a maturity date of August 31, 2025 and an interest rate of 7.0% per annum. In addition to the annual interest, the SPV Lenders received a 15% ownership interest in ABG SPV 1 and became entitled to a minimum return of 150% of their invested capital. For the year ended December 31, 2020, interest expense on the SPV Term Loan was $1.1 million, which amount was paid in full as of December 31, 2020. On June 1, 2021, we repaid $47.4 million, representing all amounts outstanding under the SPV Term Loan, and terminated all outstanding commitments thereunder. In connection with the SPV Term Loan Repayment, we entered into a purchase agreement with the SPV Lenders, whereby we purchased all of their outstanding ownership interests in ABG SPV 1 in exchange for the issuance of an aggregate of 307,561 Class A Common Units of ABG LLC, such units having an aggregate value as of the date of the issuance that was sufficient to satisfy the 150% minimum return on invested capital to which the SPV Lenders were entitled as a result of their financing of the SPV Term Loan. See “Prospectus Summary—Recent Developments.”
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions, including (i) the exchange of the direct and indirect ownership interest in Spyder Shares by the Continuing ABG LLC Equity Owners for shares of Class A common stock and shares of Class D common stock, (ii) the exchange of the direct and indirect ownership interest in LLC Common Interests and Spyder Shares by our Founder and the Blocker Shareholders for shares of our Class B common stock, (iii) the exchange by our Founder of the direct and indirect ownership interest in LLC Profits Interests for shares of our Class C common stock (iv) and the entering into the Tax Receivable Agreement, the ABG LLC Agreement, the Voting Agreement and the Registration Rights Agreement. These transactions are described in “The Transactions.”
The exchange of the indirect ownership interest in LLC Common Interests and Spyder Shares by the Blocker Shareholders will occur as a result of a series of mergers, whereby newly formed subsidiaries of ABG Inc. will merge into the Blocker Companies, which hold LLC Common Interests (and of which the Blocker Shareholders are owners), with the Blocker Companies becoming wholly-owned subsidiaries of ABG Inc. and the Blocker Shareholders receiving shares of Class B common stock. Subsequent to the mergers, the Blocker Companies may merge into ABG Inc. resulting in ABG Inc. owning directly the LLC Common Interests previously held by the Blocker Companies.
The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Tax Receivable Agreement
From time to time, a Continuing ABG LLC Equity Owner or Management Profits Interests Holder may exercise its right to have all or portion of the LLC Interests held by such Continuing ABG LLC Equity Owner or Management Profits Interests Holder redeemed by ABG LLC or, at the election of ABG Inc., exchanged, in each case for shares of Class A common stock or cash at ABG Inc.’s election. ABG LLC and certain of its direct and indirect subsidiaries will have in effect an election under Section 754 of the Code effective for the year of the offering and each taxable year in which a redemption or exchange of LLC Interests for shares of Class A common stock or cash occurs. As a result, in connection with each such redemption or exchange, ABG Inc. expects to obtain (i) an increase in its proportionate share of the then-existing tax basis of the assets of ABG LLC and (ii) an adjustment in the tax basis of the assets of ABG LLC reflected in that proportionate share (such basis adjustments described in (ii), the “Basis Adjustments”). We intend to treat such acquisition of LLC Interests as a direct purchase of LLC Interests by ABG Inc. from a Continuing ABG LLC Equity Owner or Management Profits Interests Holder for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by a Continuing ABG LLC Equity Owner or Management Profits Interests Holder to ABG LLC for redemption or sold to ABG Inc. upon the exercise of ABG Inc.’s election to acquire such LLC Interests directly. A Basis Adjustment may have the effect of reducing the amounts that ABG Inc. would otherwise pay in the future to various tax authorities by increasing ABG Inc.’s depreciation and amortization deductions for tax purposes. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

As described in “The Transactions,” ABG Inc. will acquire the Blocker Companies in connection with this offering. As a result of its acquisition of the Blocker Companies, ABG Inc. and its subsidiaries (including the Blocker Companies) may be able to use the Blocker Tax Attributes, subject to certain limitations imposed under applicable law, to reduce the amount of tax that ABG Inc. would otherwise be required to pay.
In connection with the transactions described above, ABG Inc. will enter into the Tax Receivable Agreement with the TRA Participants. The Tax Receivable Agreement will provide for the payment by ABG Inc. to such persons of 85% of the amount of tax benefits, if any, that ABG Inc. actually realizes, or in some circumstances is deemed to realize, as a result of the transactions described above, including (i) the Basis Adjustments (i.e., increases in the tax basis of the assets of ABG LLC and its subsidiaries resulting from any redemptions or exchanges of LLC Common Interests), (ii) tax basis increases attributable to payments made under the Tax Receivable Agreement, deductions attributable to imputed interest and other payments of interest pursuant to the Tax Receivable Agreement, and (iii) the Blocker Tax Attributes. These Tax Receivable Agreement payments are not conditioned upon any continued ownership interest in either ABG LLC or ABG Inc. by any TRA Participant. The rights of each Continuing ABG LLC Equity Owner, Management Profits Interest Holder and Blocker Shareholder under the Tax Receivable Agreement are assignable to transferees of its LLC Interests (other than ABG Inc. as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Interests). ABG Inc. expects to benefit from the remaining 15% of tax benefits, if any, that it may actually realize.
The tax benefits that ABG Inc. actually realizes (or in some circumstances is deemed to realize), as well as any amounts paid to the TRA Participants under the Tax Receivable Agreement, will vary depending on a number of factors, including:
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the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of ABG LLC at the time of each redemption or exchange;

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the price of shares of our Class A common stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of Class A common stock at the time of each redemption or exchange;

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the extent to which such redemptions or exchanges are taxable — if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available;

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the amount and timing of the utilization of tax attributes — the amount of applicable tax attributes of the Blocker Companies at the time of the Blocker Mergers and the amount and timing of the utilization of such tax attributes pursuant to applicable law will impact the amount and timing of payments under the Tax Receivable Agreement;

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the amount and timing of our income — the Tax Receivable Agreement generally will require ABG Inc. to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If ABG Inc. does not have taxable income, it generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement; and

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applicable tax rates.

In addition, the amount of certain TRA Participants’ tax basis in their LLC Interests at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that ABG Inc. may have made under the Tax Receivable Agreement and the portion of ABG Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

For purposes of the Tax Receivable Agreement, cash savings in income and franchise tax will be computed by comparing ABG Inc.’s actual U.S. federal, state and local income and franchise tax liability to the amount of such taxes that ABG Inc. would have been required to pay (with an assumed tax rate for state and local tax purposes) had there been no Basis Adjustments or Blocker Tax Attributes and had the Tax Receivable Agreement not been entered into. The Tax Receivable Agreement will generally apply to each of ABG Inc.’s taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by ABG Inc. pursuant to an early termination procedure that requires ABG Inc. to pay the TRA Participants an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments and Blocker Tax Attributes).
The payment obligations under the Tax Receivable Agreement are obligations of ABG Inc. and not of ABG LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that ABG Inc. may be required to make to the TRA Participants will be significant. Any payments made by ABG Inc. to TRA Participants under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to ABG Inc. and, to the extent that ABG Inc. is unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by ABG Inc. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with future redemptions or exchanges of all remaining LLC Interests not owned directly or indirectly by ABG Inc. pursuant to the ABG LLC Agreement as described above, the Blocker Tax Attributes, and certain other tax benefits related to ABG Inc.’s making payments under the Tax Receivable Agreement would aggregate to approximately $      over 20 years from the date of this offering based on the assumed initial public offering price of $      per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future redemptions or exchanges would occur one year after this offering. Under such scenario, assuming future payments are made on the date each relevant tax return is due, without extensions, we would be required to pay approximately 85% of such amount, or approximately $      , over the 20-year period from the date of this offering. Any payments made by us to the TRA Participants under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us.
Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a TRA Participant under the Tax Receivable Agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if (i) ABG Inc. materially breaches any of its material obligations under the Tax Receivable Agreement, (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) ABG Inc. elects an early termination of the Tax Receivable Agreement, then ABG Inc.’s obligations, or its successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that ABG Inc. would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result, (i) ABG Inc. could be required to make cash payments to the TRA Participants that are greater than the specified percentage of the actual benefits ABG Inc. ultimately realizes in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) if ABG Inc. elects to terminate the Tax Receivable Agreement early, ABG Inc. would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, ABG Inc.’s obligations under the Tax Receivable Agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that ABG Inc. will be able to finance its obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that ABG Inc. determines. Although we are not aware of any material issue that would cause the IRS or another taxing authority to challenge a tax basis increase or ABG Inc.’s utilization of tax attributes from the Blocker Companies, ABG Inc. will not be reimbursed for any cash payments previously made to any TRA Participant pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by ABG Inc. are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by ABG Inc. to a TRA Participant will be netted against any future cash payments that ABG Inc. might otherwise be required to make under the terms of the Tax Receivable Agreement. However, ABG Inc. might not determine that it has effectively made an excess cash payment to the TRA Participant or a tax challenge may not be made by taxing authority for a number of years following the initial time of such payment and, if its tax reporting positions are challenged by a taxing authority, ABG Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. If any such position is subject to a challenge by a taxing authority, the outcome of which would reasonably be expected to materially affect       ’s payments under the Tax Receivable Agreement, then ABG Inc. will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of       . No assurance can be given that the IRS or another taxing authority will agree with our tax reporting positions, including the allocation of value among our assets. As a result, it is possible that ABG Inc. could make cash payments under the Tax Receivable Agreement that are substantially greater than ABG Inc.’s actual cash tax savings.
Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of ABG Inc.’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of                   from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at                   until such payments are made, including any late payments that ABG Inc. may subsequently make because it did not have enough available cash to satisfy its payment obligations at the time at which they originally arose.
ABG LLC Agreement
Agreement in Effect Prior to this Offering
ABG LLC and the Original ABG LLC Equity Owners are parties to the Sixth Amended & Restated Limited Liability Company Agreement of Authentic Brands Group LLC, dated as of February 17, 2021, which governs the business operations of ABG LLC and defines the relative rights and privileges associated with the existing units of ABG LLC. We refer to this agreement as the “Existing LLC Agreement.” Under the Existing LLC Agreement, the board of directors of ABG LLC has the sole and exclusive right and authority to manage and control the business and affairs of ABG LLC, and the day-to-day business operations of ABG LLC are overseen and implemented by officers of ABG LLC. Each Original ABG LLC Equity Owner’s rights under the Existing LLC Agreement continue until the effective time of the new ABG LLC operating agreement to be adopted in connection with this offering, as described below, at which time the Continuing ABG LLC Equity Owners and Management Profits Interests Holders will continue as members that hold LLC Interests with the respective rights thereunder.
Agreement in Effect After this Offering
We will operate our business through ABG LLC and its subsidiaries. In connection with the consummation of this offering, we, ABG Spyder Inc., the Continuing ABG LLC Equity Owners and the Management Profits Interests Holders will enter into ABG LLC’s amended and restated limited liability company agreement, which we refer to as the “ABG LLC Agreement.” The operations of ABG LLC, and the rights and obligations of the holders of LLC Common Interests, will be set forth in the ABG LLC Agreement.
Appointment as Managing Member.   Under the ABG LLC Agreement, we will become the sole managing member of ABG LLC. As the sole managing member, we will be able to control all of the day-to-day business affairs and decision-making of ABG LLC without the approval of any other member, unless otherwise stated in the ABG LLC Agreement. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of ABG LLC and the day-to-day management of ABG LLC’s business. Pursuant to the terms of the ABG LLC Agreement, we cannot be removed or replaced as the sole managing member of ABG LLC except by our election.
Compensation.   We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by ABG LLC for fees and expenses incurred on behalf of ABG LLC, including all expenses associated with this offering, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.
Recapitalization.   The ABG LLC Agreement recapitalizes the common units (other than LLC Profits Interests, which will remain outstanding following this offering) currently held by the existing members of ABG LLC into a new single class of common membership units, which we refer to as the “LLC Common Interests.” The ABG LLC Agreement will also reflect a split of LLC Common Interests such that one LLC Common Interest can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of ABG LLC.
Distributions.   The ABG LLC Agreement will require “tax distributions,” as that term is defined in the ABG LLC Agreement, to be made by ABG LLC to its “members,” as that term is defined in the ABG LLC Agreement. Tax distributions will be made quarterly to each member of ABG LLC, including ABG Inc., in an amount sufficient to enable such member to timely satisfy all of its U.S. federal, state and local and non-U.S. tax liabilities, and to enable ABG Inc. to meet its obligations pursuant to the Tax Receivable Agreement. These tax liabilities will calculated based on such member’s distributive share of the taxable income of ABG LLC and at a tax rate that will be reasonably determined by ABG Inc. The tax rate used to determine tax distributions will apply regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from ABG LLC for the relevant year were otherwise insufficient to enable (i) each member to cover its tax liabilities as calculated in the manner described above and (ii) ABG Inc. to meet its obligations pursuant to the Tax Receivable Agreement. Tax distributions with respect to a member holding LLC Common Interests will be increased so as to cause all tax distributions with respect to the LLC Common Interest to be made on a pro rata basis, based on the tax distribution payable to the member who is allocated the largest amount of taxable income on a per-LLC Common Interest basis. Similar adjustments will be made with respect to each class of LLC Profits Interests. The ABG LLC Agreement will also allow for distributions to be made by ABG LLC to its members of “available cash,” as that term is defined in the ABG LLC Agreement and in the manner described in the ABG LLC Agreement. We expect ABG LLC may make distributions of available cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover ABG Inc.’s tax liability and obligations under the Tax Receivable Agreement. ABG LLC will also make non-pro rata payments to ABG Inc. to reimburse it for corporate and other overhead expenses.
LLC Interest Redemption Rights.   The ABG LLC Agreement provides a redemption right to the Continuing ABG LLC Equity Owners, which entitles them to have their LLC Common Interests redeemed, at the election of each such person, for, at ABG Inc.’s option, as determined by or at the direction of ABG Inc.’s board of directors, which will include directors who hold LLC Common Interests or are affiliated with holders of LLC Common Interests and may include such directors in the future, newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). If ABG Inc. decides to make a cash payment, the Continuing ABG LLC Equity Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Common Interests to ABG LLC for cancellation. The ABG LLC Agreement requires that ABG Inc. contribute cash or shares of Class A common stock to ABG LLC in exchange for an amount of newly-issued LLC Common Interests in ABG LLC that will be issued to ABG Inc. equal to the number of LLC Common Interests redeemed from the Continuing ABG LLC Equity Owner. ABG LLC will then distribute the cash or shares of Class A common stock to such Continuing ABG LLC Equity Owner to complete the redemption. In the event of such election by a Continuing ABG LLC Equity Owner, ABG Inc. may, at its option, effect a direct exchange of cash or Class A common stock for such LLC Common

Interests in lieu of such a redemption. Whether by redemption or exchange, ABG Inc. is obligated to ensure that at all times the number of LLC Interests that it and ABG Spyder, Inc. own equals the number of shares of Class A common stock, Class B common stock and Class C common stock issued by ABG Inc. (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Each LLC Profits Interest that is held by a Management Profits Interests Holder will be exchangeable by its holder into a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.
Exchanges of LLC Profits Interests Related to Class C Common Stock.   The ABG LLC Agreement and ABG Inc.’s amended and restated certificate of incorporation will require that ABG Inc. concurrently exchange a corresponding portion of the LLC Profits Interests it holds for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock received by holders of our Class C common stock in any Founder Class C Exchange. In any Founder Class C Exchange, the applicable holder of our Class C common stock will receive for each share of Class C common stock that converts (i) a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange minus the per unit hurdle price applicable to the LLC Profits Interests that are concurrently exchanged by ABG Inc., and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange.
Issuance of LLC Common Interests Upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from ABG LLC a number of LLC Common Interests equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of ABG LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to ABG LLC equal to the aggregate value of such shares of Class A common stock, and ABG LLC will issue to us a number of LLC Common Interests equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of ABG LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to ABG LLC (or the applicable subsidiary of ABG LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of ABG LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to ABG LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, ABG LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in ABG LLC equal to the purchase price for such shares in exchange for an equal number of LLC Common Interests.
Maintenance of one-to-one ratio of shares of Class A common stock, Class B common stock and Class C common stock and LLC Common Interests and LLC Profits Interests.   ABG Inc.’s amended and restated certificate of incorporation and the ABG LLC Agreement will require that (i) ABG Inc. at all times maintain a ratio of (x) one LLC Common Interest owned directly or indirectly by ABG Inc. or ABG Spyder, Inc. for each share of Class A common stock or Class B common stock issued by ABG Inc. and

(y) one LLC Profits Interest owned directly or indirectly by ABG Inc. for each share of Class C common stock issued by ABG Inc. (in each case, subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) ABG LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by ABG Inc. and the number of LLC Common Interests owned directly or indirectly by ABG Inc. and ABG Spyder, Inc., (y) a one-to-one ratio between the number of shares of Class C common stock issued by ABG Inc. and the number of LLC Profits Interests owned directly or indirectly by ABG Inc. and (z) a one-to-one ratio between the number of shares of Class D common stock owned by the Continuing ABG LLC Equity Owners and the number of LLC Common Interests owned by the Continuing ABG LLC Equity Owners.
Transfer Restrictions.   The ABG LLC Agreement generally does not permit transfers of LLC Common Interests by members, subject to limited exceptions. Any transferee of LLC Common Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of ABG LLC.
Dissolution.   The ABG LLC Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve ABG LLC. In addition to a voluntary dissolution, ABG LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to satisfy debts and liabilities owed to creditors of ABG LLC, including liabilities resulting from the winding up of ABG LLC, other than members; (ii) second, to pay debts and liabilities owed to members; and (iii) third, to the members pro-rata in accordance with their respective percentage ownership interests in ABG LLC (as determined based on the number of LLC Common Interests held by a member relative to the aggregate number of all outstanding LLC Common Interests).
Confidentiality.   Each member will agree to maintain the confidentiality of ABG LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation or disclosures required by law or judicial process or approved by our chief executive officer.
Indemnification and Exculpation.   The ABG LLC Agreement provides for indemnification of the managing member, members and officers of ABG LLC and their respective subsidiaries or affiliates. To the extent permitted by applicable law, ABG LLC will indemnify us, as its managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.
We, as the managing member, and the authorized officers and other employees and agents of ABG LLC will not be liable to ABG LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, or intentional misconduct.
Amendments.   The ABG LLC Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Common Interests; provided that if the managing member holds greater than 33% of the LLC Common Interests, then it may be amended with the consent of the managing member together with holders of at least 50% of the outstanding LLC Common Interests, excluding LLC Common Interests held by the managing member. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of ABG LLC may be amended without the consent of the managing member.
Voting Agreement
Concurrently with the closing of this offering, the Voting Group, which will hold Class A common stock, Class B common stock, Class C common stock and Class D common stock representing

approximately    % of the combined voting power of our common stock, will enter into the Voting Agreement with us. Pursuant to the terms of the Voting Agreement, for so long as the Voting Group collectively holds at least    % of our outstanding common stock, or the agreement is otherwise terminated in accordance with its terms, the members of the Voting Group will agree to vote their shares of our common stock in favor of the election of Mr. Salter to our board of directors upon his nomination by the nominating and corporate governance committee of our board of directors, and Mr. Salter will agree to vote his shares of our common stock in favor of the election of the directors affiliated with certain members of the Voting Group upon their nomination by the nominating and corporate governance committee of our board of directors.
Registration Rights Agreement
We intend to enter into a Registration Rights Agreement with certain of the Original ABG LLC Equity Owners in connection with this offering. The Registration Rights Agreement will provide such Original ABG LLC Equity Owners certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, (i) certain of the Continuing ABG LLC Equity Owners can require us to register under the Securities Act shares of Class A common stock held by them, (ii) certain of the Continuing ABG LLC Equity Owners and Management Profits Interests Holders can require us to register under the Securities Act shares of Class A common stock issuable to them, at our election, upon redemption or exchange of their LLC Interests and (iii) our Founder can require us to register under the Securities Act the shares of Class A common stock issuable to them in connection with any Founder Class C Exchange. The Registration Rights Agreement will also provide for piggyback registration rights for the Original ABG LLC Equity Owners party to it. We will pay expenses incurred in connection with the exercise of these rights.
Indemnification Agreements
Our bylaws, as will be in effect prior to the closing of this offering, provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions contained in our bylaws. In addition, our certificate of incorporation, as will be in effect prior to the closing of this offering, will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by law.
Prior to the closing of this offering, we will enter into indemnification agreements with each of our directors and certain officers. The indemnification agreements will provide such individuals with contractual rights to indemnification, and expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.
There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending litigation that may result in claims for indemnification by any director or officer.
Policies and Procedures for Related Person Transactions
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the closing of this offering, our board of directors will adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly-held common stock that is listed on           . Under the new policy:
•
any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of the board of directors composed solely of independent directors who are disinterested or by the disinterested members of the board of directors; and

•
any employment relationship or transaction involving an executive officer and any related compensation must be approved by the compensation committee of the board of directors or recommended by the compensation committee to the board of directors for its approval.

In connection with the review and approval or ratification of a related person transaction:
•
management must disclose to the committee or disinterested directors, as applicable, the name of the related person and the basis on which the person is a related person, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our applicable filings under the Securities Act or the Exchange Act, and related rules, and, to the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with such Acts and related rules; and

•
management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.

In addition, the related person transaction policy provides that the committee or disinterested directors, as applicable, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, the NYSE and the Code.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock, Class B common stock, Class C common stock and Class D common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
•
each person known by us to beneficially own more than 5% of our Class A common stock, Class B common stock, Class C common stock or Class D common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our executive officers and directors as a group.

As described in “The Transactions” and “Certain Relationships and Related Party Transactions,” each Continuing ABG LLC Equity Owner will be entitled to have their LLC Common Interests redeemed for Class A common stock on a one for one basis, or, at the option of ABG Inc., cash equal to the market value of the applicable number of shares of Class A common stock. In addition, at ABG Inc.’s election, ABG Inc. may effect a direct exchange of such Class A common stock or such cash for such LLC Common Interests. In connection with this offering, ABG Inc. will issue to each Continuing ABG LLC Equity Owner one share of Class D common stock for each LLC Common Interest it owns. As a result, the number of shares of Class D common stock listed in the table below correlates to the number of LLC Common Interests each such Continuing ABG LLC Equity Owner will own immediately after this offering. See “The Transactions.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each LLC Interest, held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of                 shares of our Class A common stock outstanding,                 shares of our Class B common stock outstanding,                 shares of our Class C common stock outstanding and                 shares of our Class D common stock outstanding. The percentage ownership of each individual or entity after the Transactions and after this offering is computed on the basis of                 shares of our Class A common stock outstanding,                 shares of our Class B common stock outstanding,                 shares of our Class C common stock outstanding and                 shares of our Class D common stock outstanding. The table does not reflect any shares of our Class A common stock that may be purchased in this offering by directors, executive officers or beneficial holders of more than 5% of our outstanding common stock through our Reserved Share Program described in “Underwriting—Reserved Shares.” Unless otherwise indicated, the address of all listed stockholders is c/o Authentic Brands Group Inc.; 1411 Broadway, 21st Floor, New York, New York 10018. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares of Class A Common Stock Beneficially Owned (on a fully exchanged/converted basis)(1)				Shares of Class B Common Stock Beneficially Owned				Shares of Class C Common Stock Beneficially Owned				Shares of Class D Common Stock Beneficially Owned				Combined Voting Power(2)
Name of beneficial owner	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering†		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering†		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering†		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and After this Offering†		After Giving Effect to the Transactions and Before this Offering	After Giving Effect to the Transactions and After this Offering†
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders
BlackRock, Inc.(3)		%		%		%		%		%		%		%		%		%
Entities affiliated with Leonard Green & Partners, L.P.(4)		%		%		%		%		%		%		%		%		%
Entities affiliated with General Atlantic LLC(5)		%		%		%		%		%		%		%		%		%
Entities affiliated with Simon Property Group, Inc.(6)		%		%		%		%		%		%		%		%		%
Entities affiliated with Lion Capital LLP(7)		%		%		%		%		%		%		%		%		%
Named Executive Officers and Directors
Jamie Salter		%		%		%		%		%		%		%		%		%
Nick Woodhouse		%		%		%		%		%		%		%		%		%
Kevin Clarke		%		%		%		%		%		%		%		%		%
Colm Lanigan		%		%		%		%		%		%		%		%		%
Dag Skattum		%		%		%		%		%		%		%		%		%
Jonathan Seiffer		%		%		%		%		%		%		%		%		%
Andrew Crawford		%		%		%		%		%		%		%		%		%
Jeanine Liburd		%		%		%		%		%		%		%		%		%
Elizabeth Smith		%		%		%		%		%		%		%		%		%
John B. Smith		%		%		%		%		%		%		%		%		%
All directors and executive officers as a group ( persons)		%		%		%		%		%		%		%		%		%

†
Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

*
Represents beneficial ownership of less than 1%.

(1)
Each Continuing ABG LLC Equity Owner will be entitled to have their LLC Common Interests redeemed for Class A common stock on a one for one basis, or, at the option of ABG Inc., cash equal to the market value of the applicable number of shares of Class A common stock. In addition, at ABG Inc.’s election, ABG Inc. may effect a direct exchange of such Class A common stock or such cash for such LLC Common Interests. See “The Transactions” and “Certain Relationships and Related Party Transactions.”

In addition, each Management Profits Interests Holder will be entitled to, pursuant to a Management Profits Interest Exchange, exchange their vested LLC Profits Interests for Class A common stock, or at the option of ABG Inc., cash equal to the market value of the applicable number of shares of Class A common stock. In each such exchange, such Management Profits Interest Holder will receive for each LLC Profits Interest exchanged a number of shares of Class A common stock (or cash of equivalent value) equal to (i) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (ii) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.
Further, our Founder will also be entitled to, pursuant to a Founder Class C Exchange, convert their shares of Class C common stock into shares of our Class A common stock. In any such conversion, (1) our Founder will receive for each share of Class C common stock that converts (i) a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange minus the per unit hurdle price applicable to the LLC Profits Interests that are concurrently exchanged by ABG Inc. as described below, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange, and (2) ABG Inc. will concurrently exchange a corresponding portion of the LLC Profits Interests it holds for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock received by our Founder in the Founder Class C Exchange.
Accordingly, in this table, beneficial ownership of:
(i) LLC Common Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Common Interests may be exchanged,
(ii) LLC Profits Interests held by Management Profits Interests Holders has been reflected as beneficial ownership of shares of our Class A common stock, reflecting the number of shares of our Class A common stock for which such LLC Profits Interests may be exchanged based on an initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and
(iii) Class C common stock has been reflected as beneficial ownership of shares of our Class A common stock, reflecting the number of shares of Class A common stock into which such shares of Class C common stock may be converted based on an initial public offering price of $      per share (which is the midpoint of the price range set forth on the cover page of this prospectus).
(2)
Represents the percentage of voting power of our Class A common stock, Class B common stock, Class C common stock and Class D common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share, each share of Class B common stock entitles the registered holder thereof to                   votes per share, each share of Class C common stock entitles the registered holder thereof to a number of votes equal to the number of shares of Class A common stock into which such share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its registered holder to on such date and each share of Class D common stock entitles the registered holder thereof to                   votes per share, on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation. Upon the closing of this offering, the Voting Group, will control approximately                 of the combined voting power of our common stock (or     % if the underwriters’ option to purchase additional shares is exercised in full) as a result of their ownership of our common stock and their entry into the Voting Agreement. Accordingly, the Voting Group will collectively have the ability to control our business policies and affairs and to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of the Company and may make certain transactions more difficult or impossible without the support of the Voting Group, even if such transactions are in the best interests of minority stockholders. See “Risk Factors—Risks Related to Our Company and Our Organizational Structure—We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements, and the interests of the Voting Group that controls us may differ from those of our public stockholders.”
(3)
The registered holders of the referenced shares are funds and accounts under management by affiliates of BlackRock, Inc. in its Long Term Private Capital strategy. BlackRock, Inc. is the ultimate parent holding company of such affiliates. On behalf of such affiliates, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such affiliates and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, New York 10055.

(4)
Voting and investment power with respect to the shares held by Green Equity Investors CF, L.P., LGP License II LLC and LGP License Coinvest LLC (collectively, “Green CF”), is shared. Mr. Seiffer may also be deemed to share voting and investment power with respect to such shares due to his position with affiliates of Green CF, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Each of the foregoing entities’ and Mr. Seiffer’s address is c/o Leonard Green & Partners, L.P., 11111, Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(5)
(6)
(7)

DESCRIPTION OF CAPITAL STOCK
The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation, and our bylaws, each of which will be in effect upon or prior to the completion of this offering, are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Our current authorized capital stock consists of 100 shares of Common Stock, par value $0.001 per share. As of the consummation of this offering, our authorized capital stock will consist of                 shares of Class A common stock, par value $0.001 per share,                 shares of Class B common stock, par value $0.001 per share,                 shares of Class C common stock, par value $0.001 per share,                 shares of Class D common stock, par value $0.001 per share, and           shares of blank check preferred stock.
Common Stock
Upon consummation of this offering, there will be           shares of our Class A common stock issued and outstanding held by           stockholders of record,                 shares of our Class B common stock issued and outstanding held by           stockholders of record,                 shares of our Class C common stock issued and outstanding held by           stockholders of record, and                 shares of our Class D common stock issued and outstanding held by           stockholders of record.
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast on the matter by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.
Upon the closing of this offering, the Voting Group, will control approximately                 of the combined voting power of our common stock (or    % if the underwriters’ option to purchase additional shares is exercised in full) as a result of their ownership of our common stock and their entry into the Voting Agreement. Accordingly, the Voting Group will collectively have the ability to control our business policies and affairs and to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws, and the approval of any merger or sale of substantially all of our assets. This concentration of ownership and voting power may also delay, defer, or even prevent an acquisition by a third party or other change of control of the Company and may make certain transactions more difficult or impossible without the support of the Voting Group, even if such transactions are in the best interests of minority stockholders. See “Risk Factors — Risks Related to Our Company and Our Organizational Structure — We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements, and the interests of the Voting Group that controls us may differ from those of our public stockholders.”
Class A Common Stock
Voting Rights
Holders of our Class A common stock will be entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class A common stock will not have cumulative voting rights in the election of directors.
Dividend Rights
Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock, and Class B common stock and Class C common stock, as measured on an as-converted basis (collectively, the “Economic Rights Stock”), outstanding) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. With respect to stock dividends, holders of Class A common stock must only receive Class A common stock.
Liquidation Rights
On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders (based on the number of shares of Economic Rights Stock outstanding).
Other Matters
Holders of shares of our Class A common stock will not have preemptive, subscription, redemption or conversion rights pursuant to the amended and restated certificate of incorporation or bylaws. There will be no redemption or sinking fund provisions applicable to our Class A common stock. Upon consummation of this offering, all the outstanding shares of Class A common stock will be validly issued, fully paid and non-assessable.
Class B Common Stock
Voting Rights
Holders of our Class B common stock will be entitled to cast             votes for each share held of record on all matters submitted to a vote of stockholders. The holders of our Class B common stock will not have cumulative voting rights in the election of directors.
Dividend Rights
Holders of our Class B common stock will share ratably (based on the shares of Economic Rights Stock outstanding) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. With respect to stock dividends, holders of Class B common stock must only receive Class B common stock.
Liquidation Rights
On our liquidation, dissolution or winding up, each holder of Class B common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders (based on the number of shares of Economic Rights Stock outstanding).
Conversion, Transferability and Exchange
Shares of our Class B common stock can only be held by our Founder and the Blocker Shareholders (or their permitted transferees). If any such shares are transferred to any other party, they will automatically convert into fully paid and non-assessable shares of Class A common stock on a one-for-one basis.
Other Matters
Holders of shares of our Class B common stock will not have preemptive, subscription, redemption or conversion rights pursuant to the amended and restated certificate of incorporation or bylaws. There will be no redemption or sinking fund provisions applicable to our Class B common stock. Upon consummation of this offering, all the outstanding shares of Class B common stock will be validly issued, fully paid and non-assessable.
Class C Common Stock
Voting Rights
Holders of our Class C common stock will be entitled to cast a number of votes for each share that is equal to the number of shares of Class A common stock into which each share of Class C common stock could be converted on the record date for such vote multiplied by the number of votes each share of Class B common stock entitles its holder to on such date. The holders of our Class C common stock will not have cumulative voting rights in the election of directors.
Dividend Rights
Holders of our Class C common stock will share ratably (based on shares of Economic Rights Stock outstanding) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. With respect to stock dividends, holders of Class C common stock must only receive Class C common stock.
Liquidation Rights
On our liquidation, dissolution or winding up, each holder of Class C common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders (based on the number of shares of Economic Rights Stock outstanding).
Conversion, Transferability and Exchange
Holders of our Class C common stock will be entitled to, pursuant to a Founder Class C Exchange, convert their shares of Class C common stock for shares of our Class A common stock. In any such conversion, (1) the holder will receive for each share of Class C common stock that converts (i) a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange minus the per unit hurdle price applicable to the LLC Profits Interests that are concurrently exchanged by ABG Inc. as described below, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange, and (2) ABG Inc. will concurrently exchange a corresponding portion of the LLC Profits Interests it holds for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock received by the holder in the Founder Class C Exchange.
Shares of our Class C common stock can only be held by our Founder or their permitted transferees. If any such shares are transferred to any other party, they will automatically convert into a number of fully paid and non-assessable shares of Class A common stock equal to the number of shares of our Class A common stock that our Founder would have been entitled to receive on the date of the transfer if such transferred shares of Class C common stock had been converted into shares of Class A common stock pursuant to a Founder Class C Exchange.
Other Matters
Holders of shares of our Class C common stock will not have preemptive, subscription or redemption rights pursuant to the amended and restated certificate of incorporation or bylaws. There will be no redemption or sinking fund provisions applicable to our Class C common stock. Upon consummation of this offering, all the outstanding shares of Class C common stock will be validly issued, fully paid and non-assessable.
Class D Common Stock
Issuance of Class D common stock with LLC Common Interests
Shares of Class D common stock will initially be issued to the Continuing ABG LLC Equity Owners in a number equal to the number of LLC Common Interests held by the Continuing ABG LLC Equity Owners upon the completion of this offering. Thereafter, shares of Class D common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Common Interests held by Continuing ABG LLC Equity Owners that are holders of Class D common stock and the number of shares of Class D common stock issued to Continuing ABG LLC Equity Owners. Shares of Class D common stock are transferable only together with an equal number of LLC Common Interests. If we, at the election of a Continuing ABG LLC Equity Owner, redeem or exchange all or a portion of the LLC Common Interests of such Continuing ABG LLC Equity Owners pursuant to the terms of the ABG LLC Agreement for shares of our Class A common stock, a corresponding number of shares of Class D common stock held by such Continuing ABG LLC Equity Owner will be surrendered to and cancelled by ABG Inc.
Voting Rights
Holders of Class D common stock will be entitled to cast             votes for each share held of record on all matters submitted to a vote of stockholders, with the number of shares of Class D common stock held by each Continuing ABG LLC Equity Owner being equivalent to the number of LLC Common Interests held by such Continuing ABG LLC Equity Owner. Holders of our Class D common stock will not have cumulative voting rights in the election of directors.
Dividend Rights
Holders of our Class D common stock will not participate in any dividend declared by the board of directors.
Liquidation Rights
On our liquidation, dissolution or winding up, holders of Class D common stock will not be entitled to receive any distribution of our assets.
Transfers
Pursuant to our amended and restated certificate of incorporation and the ABG LLC Agreement:
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only permitted transferees of the holder’s LLC Common Interests will be permitted transferees of such holder’s shares of Class D common stock;

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the holder will not transfer any shares of Class D common stock to any person unless the holder transfers an equal number of LLC Common Interests to the same person; and

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in the event the holder transfers any LLC Common Interests to any person, the holder will transfer an equal number of shares of Class D common stock to the same person.

Other Matters
Holders of shares of our Class D common stock will not have subscription, redemption or conversion rights pursuant to the amended and restated certificate of incorporation or bylaws. There will be no redemption or sinking fund provisions applicable to the Class D common stock. Upon consummation of this offering, all outstanding shares of Class D common stock will be validly issued, fully paid and non-assessable.
Preferred Stock
Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to           shares of preferred stock in one or more series and to fix the powers, rights, preferences, and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after this offering.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Exclusive Venue
Our amended and restated certificate of incorporation, as it will be in effect upon the closing of this offering, will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by applicable law, be the sole and exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or as to which the DGCL confers exclusive jurisdiction on the Court of Chancery; or (iv) any action asserting a claim against us, any director or our officers or employees that is governed by the internal affairs doctrine; provided that the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selections of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. By becoming a stockholder in our Company, you will be deemed to have notice of and consented to this provision of our amended and restated certificate of incorporation.
Anti-takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law
Our certificate of incorporation and bylaws, as they will be in effect upon completion of this offering, also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into four classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Pursuant to the terms of the Voting Agreement, directors designated by the Voting Group may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of holders of at least a majority of the outstanding voting power of our capital stock entitled to vote thereon. See “Management — Corporate Governance — Composition of our Board of Directors.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Authorized but Unissued Shares
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our amended and restated certificate of incorporation will provide that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation will provide that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action by written consent will be permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.
Amendment of Amended and Restated Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of holders of a majority in voting power of outstanding shares entitled to vote on the matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Upon completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2∕3% of the voting power of the outstanding shares entitled to vote thereon. Upon completion of this offering, our amended and restated certificate of incorporation may be amended or repealed by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares entitled to vote thereon.
The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
In addition, we are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors and certain officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:
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any breach of his duty of loyalty to us or our stockholders;

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acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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any transaction from which the director derived an improper personal benefit; or

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improper dividends or stock repurchases and redemptions.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunities
In recognition that partners, principals, directors, officers, members, managers and/or employees of the Original ABG LLC Equity Owners and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, to the fullest extent permitted by law, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we have renounced our expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we have renounced our expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we have renounced our expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of ABG Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware in accordance with applicable law. See “— Exclusive Venue” above.
Voting Agreement
In connection with this offering, the Company will enter into the Voting Agreement with the Voting Group pursuant to which the Voting Group will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions — Voting Agreement.”
Registration Rights Agreement
In connection with this offering, the Company will enter into the Registration Rights Agreement with certain of the Continuing ABG LLC Equity Owners, Management Profits Interests Holders and with our Founder, pursuant to which (i) such Continuing ABG LLC Equity Owners will have specified rights to require the Company to register under the Securities Act shares of Class A common stock held by them, (ii) such Continuing ABG LLC Equity Owners and Management Profits Interests Holders will have specified rights to require the Company to register under the Securities Act shares of Class A common stock issuable to them, at the Company’s election, upon redemption or exchange of their LLC Interests, and (iii) our Founder will have specified rights to require the Company to register under the Securities Act the shares of Class A common stock issuable to them in connection with any Founder Class C Exchange. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be           .
Listing
We have applied to have our Class A common stock listed on the NYSE under the symbol “AUTH.”

DESCRIPTION OF INDEBTEDNESS
First Lien Term Loans
General
On September 29, 2017, ABG Intermediate Holdings 2 LLC (the “Borrower”) and ABG Intermediate Holdings 1 LLC (“Holdings”), each a wholly-owned subsidiary of ABG LLC, entered into a First Lien Credit Agreement with the lenders from time to time party thereto and Bank of America, N.A., as administrative agent (in such capacity, the “Administrative Agent”) and collateral agent (in such capacity, the “Collateral Agent”), as amended by that certain First Lien Incremental Amendment No. 1 dated as of April 30, 2018, that certain First Lien Incremental Amendment No. 2 dated as of July 3, 2018, that certain First Lien Incremental Amendment No. 3 dated as of November 5, 2018, that certain Waiver, Consent and Amendment No. 1 dated as of January 30, 2019, that certain First Lien Incremental Amendment No. 4 dated as of January 30, 2020, that certain First Lien Incremental Amendment No. 5 dated as of July 17, 2020, and that certain First Lien Refinancing Amendment dated as of February 4, 2021 (as amended, the “First Lien Credit Agreement”). The First Lien Credit Agreement includes a revolving facility that provides $100.0 million in revolving commitments (such facility, the “Revolver”), including a $10.0 million swingline sub-facility and a $25.0 million letter of credit sub-facility. As of March 31, 2021, the aggregate principal amount of term loans outstanding under the First Lien Credit Agreement was $199.0 million in incremental term loans (the “Incremental Amendment No. 5 Term Loans”) and $1,596.9 million in existing first lien term loans (the “Existing First Lien Term Loans” and, together with the Incremental Amendment No. 5 Term Loans, the “First Lien Term Loans”), and the Borrower had availability of approximately $100.0 million under the Revolver. As of March 31, 2021, there were no outstanding letters of credit. The maturity date of the First Lien Term Loans is September 29, 2024, and the maturity date of the Revolver is June 29, 2024. On April 16, 2021, the estimated required mandatory prepayment of $72.0 million for the Existing First Lien Term Loans was paid in full. As a result, the remaining balance of $1,524.9 million of Existing First Lien Term Loans is payable in full on the maturity date in September 2024. The balance of $199.0 million of the Incremental Amendment No. 5 Term Loans will continue to be paid in installments of $0.5 million on a quarterly basis for the next 13 quarters, with the remaining balance payable on September 29, 2024.
All borrowings under the First Lien Credit Agreement are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties. The Revolver is subject to a 6.40 to 1.00 maximum First Lien Net Leverage Ratio (as defined in the documentation) springing financial maintenance covenant, which is triggered when any loans outstanding under the Revolver, together with letters of credit issued and outstanding under the Revolver, exceed a certain percentage of the availability (subject to certain exceptions). Proceeds of the loans under the Revolver can be used for working capital and general corporate purposes.
The Borrower is permitted to add one or more incremental First Lien Term Loan facilities (a “First Lien Incremental Term Loan”) and/or one or more increases in the amount of the Revolver (a “Revolving Commitment Increase”) under the First Lien Credit Agreement subject to certain requirements, including a cap on the amount incurred such that the Borrower may incur (A) unlimited First Lien Incremental Term Loan commitments and unlimited commitments under any Revolving Commitment Increase (i) if such incremental loan ranks pari passu in right of security on the collateral with the obligations under the First Lien Credit Agreement, the First Lien Net Leverage Ratio as of the last day of the most recently ended test period does not exceed 4.65 to 1.00, (ii) if such incremental loan ranks junior in right of security on the collateral to the obligations under the First Lien Credit Agreement, the Total Net Leverage Ratio (as defined in the documentation) as of the last day of the most recently ended test period does not exceed 6.50 to 1.00 and (iii) if such incremental loan is unsecured, the (x) Fixed Charge Coverage Ratio (as defined in the documentation) as of the last day of the most recently ended test period does not exceed 2.00 to 1.00 (or the Fixed Charge Coverage Ratio immediately prior to such incurrence) or (y) Total Net Leverage Ratio as of the last day of the most recently ended test period does not exceed 6.50 to 1.00 (or the Total Net Leverage Ratio immediately prior to such incurrence), in each case after giving effect to the incurrence of such First Lien Incremental Term Loan or the incurrence of any Revolving Commitment Increase on a pro forma basis and (B) First Lien Incremental Term Loan commitments and commitments under a Revolving

Commitment Increase up to a certain amount not to exceed the greater of Closing Date EBITDA and TTM Consolidated Adjusted EBITDA (each as defined in the documentation), as decreased by certain customary exclusions.
Interest and Fees
The interest rates per annum applicable to the First Lien Term Loans and outstanding loans under the Revolver are, at the option of the Borrower, equal to either an alternate base rate (each such loan, a “Base Rate Loan”) or an adjusted Eurodollar rate (each such loan, a “Eurodollar Rate Loan”), in each case plus an applicable margin percentage. The interest rate for a loan under the Revolver that is a Base Rate Loan is equal to (i) the greatest of (a) the federal funds rate in effect on such day plus 0.5%, (b) Bank of America’s “prime rate” in effect on such day or (c) the Adjusted Eurodollar Rate (as described in the documentation) plus 1.0%; provided that the rate under this clause (i) shall not be less than 0.0%; plus (ii) 2.5%, which may decrease based on First Lien Net Leverage Ratio deleveraging. The interest rate for a loan under the Revolver that is a Eurodollar Rate Loan is equal to (i)(x) the Adjusted Eurodollar Rate for such Eurodollar Rate Loan in effect for the applicable interest period divided by (y) one minus the statutory reserves (if any) for such Eurodollar Rate Loan for such interest period; provided that the rate under this clause (i) shall not be less than 0.0%; plus (ii) 3.5%, which may decrease based on First Lien Net Leverage Ratio deleveraging.
The interest rate for an Incremental Amendment No. 5 Term Loan that is a Base Rate Loan is equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus 0.5%, (b) Bank of America’s “prime rate” in effect on such day or (c) the Adjusted Eurodollar Rate plus 1.0%; provided that the rate under this clause (i) shall not be less than 2.0% per annum; plus (ii) 4.25%. The interest rate for an Incremental Amendment No. 5 Term Loan that is a Eurodollar Rate Loan is equal to (i)(x) the Adjusted Eurodollar Rate for such Eurodollar Rate Loan in effect for the applicable interest period divided by (y) one minus the Statutory Reserves (if any) for such Eurodollar Rate Loan for such interest period; provided that the rate under this clause (i) shall not be less than 1.0% per annum; plus (ii) 5.25%.
The interest rate for an Existing First Lien Term Loan that is a Base Rate Loan is equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus 0.5%, (b) Bank of America’s “prime rate” in effect on such day or (c) the Adjusted Eurodollar Rate plus 1.0%; provided that the rate under this clause (i) shall not be less than 1.75% per annum; plus (ii) 2.25%. The interest rate for an Existing First Lien Term Loan that is a Eurodollar Rate Loan is equal to (i)(x) the Adjusted Eurodollar Rate for such Eurodollar Rate Loan in effect for the applicable interest period divided by (y) one minus the Statutory Reserves (if any) for such Eurodollar Rate Loan for such interest period; provided that the rate under this clause (i) shall not be less than 0.75% per annum; plus (ii) 3.25%.
On the last business day of each calendar quarter, the Borrower is required to pay each revolving lender a commitment fee of 0.50% per annum in respect of any unused commitments of such lender under the Revolver, which may decrease based on First Lien Net Leverage Ratio deleveraging. The Borrower must also pay customary letter of credit and agency fees.
Prepayments
Subject to exceptions, the First Lien Term Loans require mandatory prepayments, subject to the right of reinvestment, in amounts equal to 100% of the net cash proceeds from asset sales and casualty and condemnation events. The First Lien Term Loans require mandatory prepayment of excess cash flow proceeds in an amount dependent on the First Lien Net Leverage Ratio.
Voluntary prepayments of the First Lien Term Loans and reductions of Revolver commitments are permitted, in whole or in part, with prior notice, without premium or penalty (except Eurodollar breakage costs and with respect to the First Lien Term Loans, call premiums in the case of certain repricing events), in minimum amounts as set forth in the First Lien Credit Agreement. First Lien Term Loan amounts that are repaid may not be reborrowed, but any amounts repaid under the Revolver may be reborrowed.
Amortization of Principal
The Incremental Amendment No. 5 Term Loans amortize in equal quarterly installments in aggregate annual amounts equal to 1% of the original principal amount of the Incremental Amendment

No. 5 Term Loans, with the balance payable on the final maturity date. The remaining balance of the Existing First Lien Term Loans after the payment of the estimated required mandatory prepayment is payable in full on the final maturity date.
Collateral and Guarantors
Indebtedness under the First Lien Credit Agreement is guaranteed, on a joint and several basis, by Holdings and all of the Borrower’s current and future wholly-owned domestic subsidiaries, subject to customary exceptions for excluded subsidiaries, and is secured by a first priority security interest in substantially all of the Borrower and the guarantors’ existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, IP, investment property, other personal property, cash and proceeds of the foregoing.
Restrictive Covenants and Other Matters
In addition to the financial maintenance covenant described above, which applies for the benefit of the lenders under the Revolver only, the First Lien Credit Agreement includes negative covenants restricting or limiting the ability of the Borrower and its restricted subsidiaries, to, among other things:
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sell assets,

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alter the business that they conduct,

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engage in mergers, acquisitions and other business combinations,

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declare dividends or redeem or repurchase their equity interests,

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incur additional indebtedness or guarantees,

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make restricted payments,

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make loans and investments,

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make guarantees,

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incur liens,

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enter into transactions with affiliates,

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enter into sale and leaseback transactions,

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prepay any junior debt, and

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modify or waive certain material agreements and organizational documents.

Such negative covenants are subject to customary and other agreed-upon exceptions. The First Lien Credit Agreement contains certain customary representations and warranties and affirmative covenants. The First Lien Credit Agreement also contains certain events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted failure of any security document supporting the First Lien Credit Agreement to be in full force and effect and change of control. If such an event of default occurs, the Administrative Agent and lenders under the First Lien Credit Agreement are entitled to take various actions, including the acceleration of amounts due thereunder and all actions permitted to be taken by a secured creditor.
As of March 31, 2021, we were in compliance with the terms of the First Lien Credit Agreement.
We intend to use the net proceeds that we receive from this offering to purchase newly-issued LLC Common Interests from ABG LLC at a purchase price per interest equal to the initial public offering price per share of Class A common stock. We intend to cause ABG LLC to use such proceeds as follows: (i) to pay fees and expenses of approximately $      million in connection with this offering and the other Transactions, (ii) to repay $      million of outstanding First Lien Term Loans, consisting of $      million of outstanding Existing First Lien Term Loans and $      million of outstanding Incremental Amendment No. 5 Term Loans and (iv) for general corporate purposes. See “Use of Proceeds.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable (i) upon redemption or exchange of LLC Common Interests, (ii) in connection with Management Profits Interests Exchanges or (iii) in connection with Founder Class C Exchanges), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to have our Class A common stock listed on           , we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of           shares of Class A common stock, after giving effect to the issuance of           shares of Class A common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining                 shares of Class A common stock (or           shares of Class A common stock, including (i)                 shares of Class A common stock issuable upon redemption or exchange of LLC Common Interests, (ii)                 shares of Class A common stock issuable in connection with Management Profits Interests Exchanges, based on an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and (iii)                 shares of Class A common stock issuable in connection with Founder Class C Exchanges, based on an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus)) will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, each LLC Common Interest held by the Continuing ABG LLC Equity Owners will be redeemable, at the election of such members, for newly-issued shares of Class A common stock on a one-for-one basis. ABG Inc.’s board of directors, which will include directors who hold LLC Common Interests or are affiliated with holders of LLC Common Interests and may include such directors in the future, may, at its option, instead cause a cash payment to be made in an amount equal to a volume weighted average market price of one share of Class A common stock for each LLC Common Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of ABG LLC Agreement. The Continuing ABG LLC Equity Owners may exercise such redemption right for as long as their LLC Common Interests remain outstanding. Upon consummation of this offering, the Continuing ABG LLC Equity Owners will hold                 LLC Common Interests, all of which will be exchangeable for shares of our Class A common stock.
Each Management Profits Interests Holder will also be entitled to, pursuant to a Management Profits Interest Exchange, exchange their vested LLC Profits Interests for Class A common stock, or, at the option of ABG Inc., cash equal to the market value of the applicable number of shares of Class A common stock. In each such exchange, such Management Profits Interest Holder will receive for each LLC Profits Interest exchanged a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange minus the per unit hurdle price applicable to the LLC Profits Interest being exchanged, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Management Profits Interest Exchange.
In addition, our Founder will be entitled to, pursuant to a Founder Class C Exchange, convert their shares of Class C common stock into shares of Class A common stock. In any such conversion, (1) our Founder will receive for each share of Class C common stock that converts (i) a number of shares of Class A common stock equal to (a) one (which is the number of shares of Class A common stock that a holder of an LLC Common Interest would be entitled to receive upon redemption or exchange of such LLC Common

Interest), multiplied by (b) a fraction, the numerator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange minus the per unit hurdle price applicable to the LLC Profits Interests that are concurrently exchanged by ABG Inc. as described below, and the denominator of which shall equal the last reported closing price of our Class A common stock on the NYSE at the time of the Founder Class C Exchange, and (2) ABG Inc. will concurrently exchange a corresponding portion of the LLC Profits Interests it holds for a number of LLC Common Interests issued by ABG LLC that is equal to the number of shares of Class A common stock received by our Founder in the Founder Class C Exchange. Upon consummation of this offering, our Founder will hold                 shares of our Class C common stock, which will be convertible into                  shares of our Class A common stock if converted at the initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus).
The shares of Class A common stock that we issue in connection with the exchanges and conversions described above would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing ABG LLC Equity Owners, the Management Profits Interests Holders and with our Founder that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”
Lock-Up Agreements
We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for                 days after the date of this prospectus without first obtaining the written consent of                 . Specifically, we and they have agreed, with certain limited exceptions, not to directly or indirectly
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offer, pledge, sell or contract to sell any common stock,

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sell any option or contract to purchase any common stock,

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purchase any option or contract to sell any common stock,

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grant any option, right or warrant to purchase any common stock,

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lend or otherwise dispose of or transfer any common stock,

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request or demand that we file a registration statement related to the common stock, or

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enter into any hedging, swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedging, swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

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1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                 shares immediately after this offering; or

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the average weekly trading volume in our Class A common stock on           during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and           concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our Class A common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issuable under our Incentive Award Plan. We expect to file the initial registration statement on Form S-8, covering           shares, shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of           shares of Class A common stock or           shares of Class A common stock, including (i)                 shares of Class A common stock issuable upon redemption or exchange of LLC Interests, (ii)                 shares of Class A common stock issuable in connection with Management Profits Interests Exchanges, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus) and (iii)                 shares of Class A common stock issuable in connection with Founder Class C Exchanges, assuming an initial public offering price of $      per share (the midpoint of the price range set forth on the cover page of this prospectus), or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL

ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be subject to U.S. federal income tax at regular graduated rates. Dividends that are effectively connected with the Non-U.S. Holder’s conduct or trade or business within the United States will be exempt from the U.S. federal withholding tax described above, provided that the Non-U.S. Holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules, the manner of, and the requirements for claiming the benefits of any such tax treaties.

Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates applicable to a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we were to become a USRPHC and our Class A common stock were not considered to be “regularly traded on an established securities market” during the calendar year in which the relevant disposition by a Non-U.S. Holder occurred, such Non-U.S. Holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a sale or other taxable disposition of our Class A common stock, and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. If a Non-U.S. Holder does not provide the certification described above or the applicable withholding agent has actual knowledge or reason to know that such Non-U.S. Holder is a United States person, payments of dividends or of proceeds of the sale or other taxable disposition of our Class A common stock generally will be subject to backup withholding at a rate currently equal to 24% of the gross proceeds of such dividend, sale, or taxable disposition. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
BofA Securities, Inc., J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.
Underwriter	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the initial public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us. We have agreed to reimburse the underwriters up to an aggregate of $      for certain expenses, including expenses in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Such reimbursement is deemed to be underwriting compensation by FINRA.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to        additional shares at the initial public offering price, less the underwriting discounts and commissions referred to on the cover page of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
Reserved Shares
At our request, the underwriters have reserved for sale, at the initial public offering price, up to   % of the shares offered by this prospectus for sale to some of our directors, officers and certain employees and other parties with a connection to the Company through the Reserved Share Program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.
No Sales of Similar Securities
We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for        days after the date of this prospectus without first obtaining the written consent of       . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:
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offer, pledge, sell or contract to sell any common stock,

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sell any option or contract to purchase any common stock,

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purchase any option or contract to sell any common stock,

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grant any option, right or warrant to purchase any common stock,

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lend or otherwise dispose of or transfer any common stock,

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request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

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enter into any hedging, swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such hedging, swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
We expect the shares to be approved for listing on the NYSE under the symbol “AUTH.”
Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
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the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

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our financial information,

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the history of, and the prospects for, our Company and the industry in which we compete,

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an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

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the present state of our development, and

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the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the       , in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Conflicts of Interest
Certain of the underwriters and/or their affiliates are lenders under our First Lien Credit Agreement and, as such, may receive a portion of the net proceeds from this offering that are used to repay the First Lien Term Loans. As a result of the intended use of proceeds, such underwriters and/or their affiliates will receive in excess of 5% of the net proceeds from this offering. The receipt of at least 5% of the net proceeds of this offering by the underwriters (or their affiliates) would be considered a “conflict of interest” under FINRA Rule 5121. As such, this offering is being conducted in compliance with FINRA Rule 5121, which requires prominent disclosure of the nature of the conflict of interest in the prospectus for the public offering. See “Use of Proceeds.”
Notice to Prospective Investors in European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Issuer and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Issuer, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, the underwriters are not acting for anyone other than the Issuer and will not be responsible to anyone other than the Issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (“UK”), no shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.
at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Issuer and the representatives that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Issuer, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In connection with the offering, the underwriters are not acting for anyone other than the Issuer and will not be responsible to anyone other than the Issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law; or

(d)
as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York, has acted as counsel for the underwriters in connection with this offering.
EXPERTS
The consolidated financial statements of Authentic Brands Group LLC and its subsidiaries as of December 31, 2019 and 2020 and for each of the years then ended included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of J. C. Penney Company, Inc. as of February 1, 2020 and February 2, 2019 and for each of the years in the three-year period ended February 1, 2020, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements of Forever 21, Inc. and subsidiaries as of March 2, 2019 and March 3, 2018 and for each of the years in the two-year period ended March 2, 2019, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. The SEC maintains a website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of the website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Members
Authentic Brands Group LLC
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Authentic Brands Group LLC (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, changes in redeemable non-controlling interest and members’ equity, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“United States”) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2013.
New York, New York
May 10, 2021

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2019 and 2020
	2019	2020
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$92,859	$252,722
Accounts receivable, net (including amounts due from related parties of $10,255 and $10,429 in 2019 and 2020, respectively)	48,403	36,639
Assets held for sale	5,649	—
Other current assets	25,474	8,404
Total current assets	172,385	297,765
OTHER ASSETS
Land, property and equipment, net	12,404	21,609
Investments and advances	60,492	234,875
Right of use assets (Leases)	45,913	42,830
Loans receivable and other long term assets (including amounts due from related parties of $8,078 and $8,059 in 2019 and 2020, respectively)	12,357	14,053
Trademarks	1,935,565	2,076,310
Goodwill	28,305	28,305
Other intangible assets, net	44,480	44,183
Total assets	$2,311,901	$2,759,930
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities (including amounts due to related parties of $690 and $827 in 2019 and 2020, respectively)	$41,966	$44,430
Deferred revenue	55,983	53,920
Current portion of term loans (including amounts due to related party of $3,800 in 2020)	5,286	77,800
Other current liabilities	17,591	15,492
Total current liabilities	120,826	191,642
OTHER LIABILITIES
Noncurrent portion of term loans (including amounts due to related party of $39,466 in 2020)	1,551,026	1,734,819
Profit participation liabilities	185,618	142,839
Noncurrent portion of deferred revenue	46,490	21,467
Deferred compensation	5,445	8,881
Deferred tax liability	77,600	88,986
Noncurrent portion of lease liabilities	56,400	56,332
Contingent consideration related to acquisitions	15,645	7,725
Total other liabilities	1,938,224	2,061,049
Total liabilities	2,059,050	2,252,691
Commitments and contingencies	—	—
Redeemable members’ equity	—	—
Redeemable non-controlling interest	25,495	21,927
MEMBERS’ EQUITY
Authentic Brands Group LLC members’ equity	53,298	245,418
Noncontrolling interest	174,058	239,894
Total members’ equity	227,356	485,312
Total liabilities, redeemable non-controlling interest and members’ equity	$2,311,901	$2,759,930
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 31, 2019 and 2020
	2019	2020
	(in thousands)
REVENUE
Licensing revenue (including related party licensing revenue of $38,408 and $50,366 in 2019 and 2020, respectively)	$469,281	$471,340
Commission and other income (including related party commission and other income of $3,301 and $12,156 in 2019 and 2020, respectively)	11,107	17,602
Total revenue	480,388	488,942
COSTS AND OPERATING EXPENSES
Payroll and consulting	78,956	79,560
Marketing direct costs (including related party expenses of $3,392 and $4,760 in 2019 and 2020, respectively)	24,037	24,427
General and administrative expenses (including related party expenses of $5,591 and $5,446 in 2019 and 2020, respectively)	39,408	33,464
Impairment of trademarks	4,742	43,447
Revaluation of contingent consideration related to acquisitions	1,259	(2,918)
Write off of intangible assets	113	—
Depreciation and amortization	9,854	8,758
Total costs and operating expenses	158,369	186,738
Operating income	322,019	302,204
OTHER INCOME (EXPENSE)
Loss on modification and extinguishment of loan	—	(5,643)
Interest expense (including related party expenses of $1,112 in 2020)	(120,717)	(93,258)
Interest income (including related party interest income of $214 and $2,256, respectively)	768	2,589
Unrealized gain (loss) on investments	(3,783)	1,368
Realized gain (loss) on sale of investments	(93,877)	656
Gain from Tilray amendment	—	37,148
Other income, net (including related party income of $3,012 and $4,981 in 2019 and 2020, respectively)	2,720	14,803
Income before income tax expense and equity in net income (share in losses) of investments accounted under the equity method	107,130	259,867
Income tax expense	18,738	26,774
Equity in net income (share in losses) of investments equity method accounted under the equity method	8,142	(7,820)
Net income	96,534	225,273
Net income attributable to non-controlling interests	24,053	14,274
Net income attributable to Authentic Brands Group LLC	$72,481	$210,999
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Redeemable Non-controlling Interest and Members’ Equity
Years ended December 31, 2019 and 2020
	Controlling Interest	Non-controlling Interest	Total	Redeemable Members’ Equity	Redeemable Non-controlling Interests
	(in thousands)
Balance—December 31, 2018	$(6,205)	$176,171	$169,966	$—	$41,572
Issuance of units	1,769	—	1,769	—	—
Units retired	(1,722)	—	(1,722)	—	—
Capital contribution	—	875	875	—	—
Distributions	(48,217)	(25,458)	(73,675)	—	(1,549)
Share-based compensation	19,171	—	19,171	—	—
Revaluation of redeemable non-controlling interest	16,125	—	16,125	—	(16,125)
Others	(104)	—	(104)	—	14
Net income	72,481	22,470	94,951	—	1,583
Balance—December 31, 2019	53,298	174,058	227,356	—	25,495
Capital contribution	—	80,029	80,029	—	—
Distributions	(49,931)	(24,234)	(74,165)	—	(1,099)
Share-based compensation	27,058	—	27,058	—	—
Revaluation of redeemable non-controlling interest	3,938	—	3,938	—	(3,938)
Sale of a subsidiary—Chaus Ipco (See Note 4)	56	(2,764)	(2,708)	—	—
Net income	210,999	12,805	223,804	—	1,469
Balance—December 31, 2020	$245,418	$239,894	$485,312	$—	$21,927
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2019 and 2020
	2019	2020
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$96,534	$225,273
Adjustments to reconcile net income to net cash flows from operating activities (See Note 19)	140,813	81,611
Changes in operating assets and liabilities (See Note 19)	12,508	(25,458)
Net cash flows from operating activities	249,855	281,426
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Property and equipment and Other intangible assets	(6,176)	(12,323)
Loans receivable granted related to acquisitions	(8,800)	—
Collection of Loans receivable related to acquisitions	747	7,550
Loans receivable granted, Lucky Creditors	—	(14,376)
Loans receivable collected, Lucky Creditors	—	14,376
Collection of receivables owed to Lucky Sellers	—	3,484
Cash paid for acquisitions, including acquisition costs	(204,458)	(112,410)
Proceeds from sale of equity investments	46,681	2,638
Investments in partnerships	(248)	(133,034)
Advances to investee companies	—	(54,313)
Net proceeds from sale of Trademark	—	510
Net cash used in investing activities	(172,254)	(297,898)
CASH FLOWS FROM FINANCING ACTIVITIES
Distribution to members	(48,217)	(49,931)
Capital contributions	875	2,756
Proceeds from term loans	—	259,065
Repayment of term loans	(26,512)	(5,786)
Proceeds from Profit participation agreements, net of direct costs	39,199	8,032
Guaranteed payment under a profit participation agreement	(5,000)	(1,667)
Payment of Contingent consideration	—	(1,830)
Proceeds from sale of Class A units	1,769	—
Payment to retire certain Class K units	(1,722)	—
Proceeds from revolving credit facility	40,000	99,315
Repayment of revolving credit facility	(40,000)	(99,315)
Payment for financing costs	—	(9,185)
Distributions to Non-controlling interests and redeemable non-controlling interest	(25,824)	(25,119)
Net cash (used in) provided by financing activities	(65,432)	176,335
Net increase in cash and cash equivalents	12,169	159,863
Cash and cash equivalents at the beginning of the year	80,690	92,859
Cash and cash equivalents at the end of the year	$92,859	$252,722
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019 and 2020
1.   THE COMPANY
Authentic Brands Group LLC (“ABG” or the “Company”) was formed on February 17, 2010 as a limited liability company pursuant to the Delaware Limited Liability Act. The Company is a brand development and management company focused on licensing, marketing and growing its portfolio of global consumer and entertainment brands. The Company’s current portfolio includes the following brands:
•
Lifestyle—Juicy Couture®, Jones of New York®, Hart Shaffner Marx®, Hickey Freeman®, Adrienne Vittadini®, Judith Leiber®, Fredericks of Hollywood®, Misook®, Taryn Rose®, Aeropostale®, Frye®, Herve Leger®, Nautica®, Nine West®, Sole Society®, Bandolino®, Vince Camuto®, Thomasville®, Drexel®, Henredon®, Brooks Brothers®, Lucky®, Spyder®, Tretorn®, Prince®, Volcom®, Barneys®, Airwalk®, Vision Street Wear®, Above the Rim®, and Hind®

•
Entertainment—Marilyn Monroe®, Elvis Presley®, Muhammad Ali®, Mini Marilyn®, Shaq®, Dr. J®, Thalia®, Greg Norman®, Neil Lane® and Sports Illustrated®

In addition, the Company owns investments in two separate entities that own the Forever21® brand and the Tapout® brand (see Note 6). The Company manages the licensing business of these entities.
The Company’s business strategy, as a licensing and marketing company, is to maximize the value of its intellectual property by entering into strategic licenses with partners who have been selected based upon the Company’s belief that they will be able to produce and sell quality products. The licensing strategy is designed to permit the Company to operate its licensing business with minimal working capital and utilizing only a small group of core employees. Additionally, the Company licenses certain name, image, and likeness rights (“NIL rights”) and related music, video, photo and other assets of the Entertainment brands to consumer and entertainment companies.
2.   SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting and Consolidation
The Consolidated Financial Statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States and are presented in U.S. dollars.
These Consolidated Financial Statements include the financial statements of the Company, its wholly owned subsidiaries and entities in which the Company has controlling financial interest. Control is demonstrated, among other factors, by the Company’s power to direct the activities that most significantly impact the economic performance of the investee and the inability of any other member to replace the Company as Manager.
The Company applies the relevant accounting provisions related to consolidation and variable interest entities (“VIE”) in determining whether its investments will be consolidated or not. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a VIE. A VIE is broadly defined as an entity where either: (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.
The Company consolidates a VIE if it is determined that the Company is the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether the Company has: (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers all relationships with the VIE, including management agreements and other contractual arrangements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
On August 31, 2020, the Company, through its majority owned subsidiary, invested in a newly formed entity, BB Ipco LLC (“BB Ipco”) as part of an acquisition transaction (see Note 3). Based on the terms of BB Ipco’s Operating Agreement, the Company determined that BB Ipco is a VIE and that the Company is the primary beneficiary and have the power to direct matters that most significantly impact the activities of BB Ipco. Therefore, the Company is deemed to have a controlling financial interest in BB Ipco and as a result, consolidates the financial statements of BB Ipco.
Intercompany balances and transactions among the Company and its subsidiaries are eliminated in consolidation. The portions of any consolidated entities not owned by the Company are presented as non controlling interests.
Comprehensive Income
The Company’s operations did not give rise to material items that are required to be presented as comprehensive income, which were not already included in net income for the years ended December 31, 2019 and 2020. Accordingly, the Company’s comprehensive income is the same as its net income for all periods presented.
Use of Estimates
The preparation of Consolidated Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of definite lived intangible assets, valuation of deferred tax assets, deferred and share-based compensation, non-controlling interest, other contingencies, and valuation and impairment assessment of indefinite lived intangible assets, goodwill and other intangible assets.
Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its licensees’ financial condition and, generally, license agreements require advanced payments of royalties and require letters of credit as collateral for certain licensees.
For the years ended December 31, 2019 and 2020, the top ten licensees accounted for 46.6% and 47.5% of the Company’s licensing revenue, respectively. Of those top ten licensees, the licensing revenue from each of the top three licensees ranged from 5% to 15% and 4% to 14% of the total licensing revenue for the years ended December 31, 2019 and 2020, respectively.
As of December 31, 2019 and 2020, four and five licensees, each of which accounts for more than 5% of the Company’s accounts receivable, accounted for 37.6% and 45.1%, respectively, of total accounts receivable in aggregate and were substantially collected subsequent to the respective year-end.
Cash and Cash Equivalents
Cash and cash equivalents include cash deposited at banks and highly liquid investments with maturities of 90 days or less when purchased. The Company places its cash and cash equivalents in institutions and funds of high credit quality. The Company maintains cash at financial institutions that periodically exceed federally insured amounts. The Company has not experienced any loss in such accounts.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
Revenue Recognition
Licensing Revenue
The Company applies Accounting Standards Codification 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of ASC 606 is the recognition of revenue when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to in exchange for those goods or services. ASC 606 requires a five-step approach to achieve this principle, which requires greater use of judgment and estimation and requires expanded disclosures related to the amounts recognized in the Consolidated Financial Statements and the related judgment used in the preparation of such financial statements. The five-step approach prescribed by ASC 606 to determine the appropriate method of revenue recognition for each contractual arrangement are as follows:
Step 1:
Identify the contract(s) with a customer

Step 2:
Identify the performance obligation(s) in the contract

Step 3:
Determine the transaction price

Step 4:
Allocate the transaction price to the performance obligation(s) in the contract

Step 5:
Recognize revenue when (or as) the entity satisfies a performance obligation

Performance Obligation
The Company has various license agreements which provide licensing rights to third parties to sell merchandise using the Company’s intellectual property, including name, image and likeness rights and related trademarks. The Company also has license agreements which grant licensing rights to third parties for the use of its music and film rights. Under ASC 606, the Company’s license agreements are considered symbolic licenses. These license agreements have the characteristics of a right-to-access license wherein the customer is simultaneously given access to the brand and other intellectual properties and benefits from it throughout the license period. Accordingly, the Company determined that it satisfies the performance obligation under the license agreements over the period of the license agreements. To determine the period the Company satisfies the performance obligation under music and film rights license agreements, the Company considers the point in time the access rights have been delivered to the licensee, who is then free to exercise them and up to the point in time when the Company has no remaining significant obligations to furnish music and film rights or records. The revenue from these arrangements is not material in any period presented. Certain license agreements require the Company to incur certain marketing expenditures which are satisfied throughout the relevant license period. There is generally a single performance obligation under each of the license agreements. Consequently, Licensing revenues are recognized over the term of the license agreements.
Revenue Recognition of Licensing Revenues
The license agreements specify payment of royalties to the Company as a percentage of actual net sales, as defined in the respective license agreements (“Earned Royalties”) or what is referred to as sales-based royalties. Most of the license agreements include a provision for the payment of guaranteed minimum royalties (“GMRs”). These agreements also require the licensees to pay the Company any excess of the Earned Royalties over the GMRs (referred to as “Overages”). In limited instances, license agreements include equity shares as part of compensation in addition to cash payments.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following summarizes the Company’s revenue recognition policy used to recognize Licensing revenues:
•
License agreements with GMRs—GMRs are recognized as Licensing revenue on a straight-line basis over the applicable term of the GMR as defined in each license agreement, generally on an annual basis. Any Overage is recognized as Licensing revenue only when the Company is reasonably certain that Earned Royalty amount exceeds the relevant GMR, generally defined as an annual amount. The Company uses historical information and available information about the licensee’s current performance to estimate any expected Overage to be recognized that matches the period of the licensee’s actual sales.

•
License agreements with only Earned Royalty provisions—Licensing revenue is recognized based on the Earned Royalty reported by the licensee corresponding to the licensee’s actual sales. At each reporting period, the Company uses historical information and available information about the licensee’s current performance under the license agreement to estimate Licensing revenues not yet reported by the licensee in order to recognize Licensing revenues that matches the period of the licensee’s actual sales.

•
License agreements with equity shares as compensation—There are instances when the Company receives equity shares as consideration for entering into certain license agreements in addition to royalties payable in cash. The equity shares are valued based on their fair value at: (1) the earlier between the date of the commencement or the execution of the license agreement; or (2) the date of the actual receipt of the shares, if later. The fair value of the equity shares is recognized as Licensing revenue over the term of the related license agreements subject to any vesting conditions.

For the licensing of music and film rights, the license agreements are mostly with third-party administrators. The Licensing revenue recognized under these license agreements are net of third-party administrator fees and agency fees.
Licensing revenue is categorized by brand pillars as follows for the years ended December 31:
	2019	2020
	(in thousands)
Lifestyle	$385,605	$386,425
Entertainment	83,676	84,915
Licensing revenue	$469,281	$471,340
Contract Balances
GMRs related to Licensing revenues are generally billed quarterly in advance. Advance collection of royalties is deferred (presented as current and noncurrent Deferred revenue in the Consolidated Balance Sheets) and is recognized as Licensing revenues as the Company fulfills its performance obligations over the period covered by the advances in accordance with the Company’s revenue recognition policy.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following is a summary of the changes of the Deferred revenue balances as of December 31:
	2019	2020
	(in thousands)
Beginning balance	$64,127	$102,473
Portion of beginning balance amortized into Licensing revenues	(45,363)	(59,791)
Royalties collected during the year related to future periods	83,709	32,705
Ending balance	102,473	75,387
Amounts presented as current	55,983	53,920
Amounts presented as noncurrent	$46,490	$21,467
Deferred revenues as of December 31, 2020 representing future performance obligations under the license agreements that are expected to be earned and recognized as Licensing revenue over the term of the related license agreements are as follows (in thousands):
Years ending December 31,
2021	$53,920
2022	15,377
2023	1,747
2024	1,291
2025	1,185
Thereafter	1,867
Total	$75,387
Unbilled receivables representing estimates of any expected Overage or Earned Royalties, where the Company has an unconditional right to the consideration, are included as part of Accounts receivable in the Consolidated Balance Sheets. As of December 31, 2019 and 2020, unbilled receivables amounted to $32.0 million and $20.9 million, respectively.
Commission and Other Income
The Company earns commissions and fees related to the purchases of inventories made by its third-party licensees through a related-party licensee and a third party master vendor. The Company uses historical information and other available information to estimate any commissions earned during the period and where the Company has an unconditional right to the consideration. Starting in 2020, the Company earns management fees for the management of the licensing business of F21 Ipco LLC (see Note 6). Commissions and management fees are recognized as revenues in the Consolidated Statements of Operations as services are provided or earned.
As of December 31, 2019 and 2020, unbilled receivables related to commissions amounted to $1.5 million and $1.0 million, respectively, and are included as part of Accounts receivable in the Consolidated Balance Sheets. As of December 31, 2020, receivables related to management fees amounted to $1.2 million and are included as part of Accounts receivable in the Consolidated Balance Sheets.
Accounts Receivable
Accounts receivable, including unbilled receivables, are reported at amounts the Company expects to be collected, net of allowance for doubtful accounts, based on the Company’s assessment of its licensees’

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
financial position and its evaluation of each licensee’s payment history and the age of outstanding amounts. Accounts receivable outstanding longer than the contracted payment terms are considered past due. Depending on the status of any past due accounts receivable and other relevant factors, the Company will record a specific allowance for doubtful accounts. As of December 31, 2019 and 2020, the allowance for doubtful accounts amounted to $0.3 million and $3.1 million, respectively. During the year ended December 31, 2020, the Company recorded a provision for doubtful accounts amounting to
$2.9 million and is included in the General and administrative expenses in the Consolidated Statements of Operations.
Trademarks, Other Intangible Assets and Goodwill
The Company owns various trademarks related to its portfolio of brands. These trademarks are registered with the United States Patent and Trademark Office and/or with the relevant trademark offices in other countries. The Company intends to renew these registrations as appropriate prior to expiration. Cost of registration and renewals of these trademarks are recognized as expenses and are included in General and administrative expenses in the Consolidated Statements of Operations. The Company monitors on an ongoing basis unauthorized uses of the trademarks, and relies primarily upon a combination of trademark, copyright, and contractual restrictions to protect the Company’s intellectual property rights both domestically and internationally.
Trademarks acquired under an asset acquisition are stated at cost while trademarks acquired as part of a business combination are initially recorded at the estimated fair value. All of the Company’s trademarks have been assessed to have indefinite lives. Accordingly, trademarks are not amortized, but are tested for impairment annually during the fourth quarter or more frequently if certain circumstances indicate that the carrying amounts of trademarks may not be recoverable. The Company evaluates the useful lives of all trademarks annually. If the useful life is determined to be other than indefinite, the Company will establish an amortization policy to reflect the specific circumstances.
Goodwill represents the excess of the purchase price over the value assigned to the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually during the fourth quarter or more frequently if certain circumstances indicate that the carrying amount of goodwill may not be recoverable.
In case of assets acquired during the year either through a business combination or an asset acquisition, the Company performs an analysis to identify any indicators of impairment of any recognized goodwill, as applicable, and indefinite lived intangibles at the end of the year of acquisition.
Recoverability of goodwill and indefinite lived intangible assets is determined by comparing the carrying amount of the reporting unit or the relevant assets to their respective estimated fair value determined using forecasted discounted future net cash flows expected to be generated by the reporting unit or relevant asset. If the carrying amount of the reporting unit or relevant assets exceed its estimated fair value, an impairment charge would be recognized to the extent of the excess of the carrying amount of the reporting unit or relevant assets over its estimated fair value. For the year ended December 31, 2019 and 2020, the Company recorded impairment of Trademarks amounting to $4.7 million and $43.4 million, respectively. The fair value of the Trademark was determined based on the discounted forecasted net cash flows over the remaining useful life of the Trademark. The determination of the estimated fair value of the Trademarks uses significant assumptions such as the estimates of the future cash flows, assessment of the remaining useful life and the weighted average cost of capital applicable to each Trademark. These are considered Level 3 inputs and are highly dependent on the Company’s assumptions.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
The details of the impairment of Trademarks for the year ended December 31, 2019 and 2020 are as follows:
	2019	2020
	(in thousands)
Thalia	$—	$22,470
Dr J	4,742	7,000
Herve Leger	—	7,856
Taryn Rose	—	2,475
Sole Society	—	1,916
Tretorn	—	1,130
Above the Rim	—	600
	$4,742	$43,447
The significant driver for the impairment of the Trademarks for the year ended December 31, 2019 and 2020 is mainly the lower forecasted revenues and related cash flows to be generated from the licensing of the Trademark. The revenues and related cash flows of these impaired brands were negatively affected by COVID 19 during the year ended December 31, 2020 where there was limited revenue growth, terminations of certain licensing agreements and lower royalties earned from the relevant licensees. The Company’s forecasted revenues and related cash flows for these Trademarks assumed the continuing effects of COVID 19, which resulted in the estimated fair values of these Trademarks being lower than the related carrying amount. While these Trademarks are either fully or partially impaired, the Company expects to continue to license these Trademarks and generate cash flows from these Trademarks.
Other intangible assets include patents acquired in the acquisition of Prince® brand, music and film rights related to Elvis Presley music and film catalogs, photographic archives and the value of any existing license agreements acquired as part of the Company’s various acquisitions. Other intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the assets (currently ranging from one to fifteen years). Estimated useful lives are determined based on the contractual or legal terms of the related asset. These other intangibles assets and any other long-lived assets are also evaluated for possibility of impairment whenever events or changes in circumstances indicate that the carrying amount of other intangible assets may not be recoverable.
Business Acquisitions and Asset Acquisitions
The Company applies the provisions of Accounting Standards Update (“ASU”) 2017-01, Clarifying the Definition of a Business. The provisions of ASU 2017-01 are applied in determining whether the set of assets and activities for each acquisition meet the amended definition of a business (See Note 3).
For acquisitions where the set of assets and activities acquired do not meet the definition of a business, primarily because of the absence of any substantive process acquired, the transaction is accounted as an asset acquisition and the cost method is applied. Under the cost method, the cost of the assets acquired consists of the cash paid, estimated fair value of any non-cash consideration or non-controlling interests and acquisition costs incurred. The cost is allocated to the various assets acquired based on the estimated fair value of each of the assets acquired.
For acquisitions where the set of assets and activities acquired meets the definition of a business, the transaction is accounted as a business combination and the acquisition method is applied. The acquisition method requires the allocation of the estimated fair value of the purchase consideration to the identified

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
assets acquired and the liabilities assumed based on their estimated fair values as of the acquisition date, and any residual goodwill will be recognized. Acquisition costs incurred as part of the transaction are expensed. The results of operations of the acquired businesses are included in the accompanying Consolidated Statements of Operations from the respective acquisition dates. Any excess of the estimated fair value of the purchase consideration over the estimated fair value of the net assets acquired is recognized as goodwill. For business combinations where the purchase consideration includes contingent consideration, the estimated fair value of the liability is determined as of the acquisition date. Any liability related to contingent consideration is revalued at the end of each reporting period until it has been paid or has expired. The estimated fair values were determined using the discounted cash flow method. Significant assumptions used in estimating the fair value of the liability related to contingent consideration includes the estimate of future revenue, future expenses and weighted average cost of capital. Changes in the estimated fair value of contingent consideration are recognized as Revaluation of contingent consideration related to acquisitions and are included in the Consolidated Statements of Operations. During the year ended December 31, 2020, the Company paid $5.0 million as final settlement of one contingent consideration arrangement. As of December 31, 2019 and 2020, the estimated fair value of the outstanding contingent consideration related to previous business acquisitions amounted to $15.6 million and $7.7 million, respectively. For the years ended December 31, 2019 and 2020, the revaluation of contingent consideration amounted to $1.3 million and ($2.9) million, respectively.
Land, Property and Equipment
Land is stated at cost. Property and equipment, which includes furniture, fixtures and equipment and computers and software, are stated at cost less accumulated depreciation. Leasehold improvements paid for by the Company are capitalized and amortized over the shorter between the term of the lease or the estimated useful life of the asset. Depreciation and amortization is calculated using the straight-line method over the relevant estimated useful lives of the respective assets, as follows:
Building	120 months
Leasehold improvements	Life of lease
Property and equipment	36 months to 60 months
Operating Leases
The Company applies ASU 2016-02, “Leases” (“ASU 2016-02”), which establishes ASC Topic 842, “Leases”, as amended by subsequent ASUs on the topic. The core principle of ASU 2016-02 is that an entity should recognize assets and liabilities arising from a lease on its balance sheet. ASU 2016-02 requires that a lessee recognize a liability to make lease payments (“Lease Liabilities”) and a right-of-use asset (“ROU Asset”) representing its right to use the underlying leased asset for the lease term. The Lease Liabilities equal the present value of future lease payments. The value of the ROU Asset is determined based on the value of the Lease Liabilities subject to certain adjustments related to previously recognized deferred rent and above market lease liabilities and any lease incentives that are expected to be collected. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on the lease classification as a finance or operating lease. Rent expense will continue to be recognized in the Consolidated Statements of Operations on a straight-line basis.
In transitioning to ASU 2016-02, the Company elected certain practical expedients available and did not elect to use hindsight. The Company did not reassess the lease classification and initial direct costs for leases that existed prior to the adoption of ASU 2016-02. Additionally, the Company did not reassess contracts entered into prior to adoption to determine whether the arrangement is or contains a lease.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
Leases with a term of 12 months or less are accounted for similar to the previously existing lease guidance under ASC 840, “Leases” (“ASC 840”).
The Company adopted ASC 842 on its effective date, January 1, 2019, thus applying the “current-period adjustment method” as its transition method. Adjustments necessary for the adoption of ASC 842 were made as of January 1, 2019.
As of January 1, 2019, the Company has four lease agreements which are all classified as operating leases. Upon the adoption of ASC 842, the Company recorded an aggregate of $49.2 million of ROU Assets and corresponding Lease Liabilities of $57 million. The balance of the ROU Assets as of January 1, 2019, is net of the balance of deferred rent of approximately $2.7 million and above market lease liabilities previously recognized as part of the Nautica Brand acquisition in 2018 of approximately $5.1 million.
The discount rate applied to measure the ROU Asset and Lease Liability is based on the estimated incremental borrowing rate. The Company considered the general economic environment and its credit rating factor in various financing and asset specific adjustments in determining the appropriate incremental borrowing rate. As discussed above, the Company did not elect to apply hindsight. As such, lease term assumptions determined under ASC 840 were carried forward and applied in calculating the lease liabilities recorded under ASC 842. Certain leases include renewal options which the Company is not certain of exercising and therefore were excluded in the measurement of the corresponding lease liability and right of use asset.
The following table sets forth information related to the measurement of the lease liabilities as of
January 1, 2019:
Weighted average remaining lease term (in years)	8.40
Weighted average discount rate	11%
The Company has certain sublease agreements whereby it subleased one of its two office premises not currently used in the business operations to a third party and a related party. Total rent payments expected to be received under these sublease agreements that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. The difference between straight-line sublease income and the scheduled rent payments is recorded as a deferred rent asset, included as part of Loans receivable and other long term assets (See Note 18) and amounted to $2.2 million and $2.4 million as of December 31, 2019 and 2020, respectively.
ROU Assets are reviewed for impairment if certain circumstances indicate that the carrying value of these ROU Assets may not be recoverable. Recoverability of ROU Assets is determined by comparing its carrying value to its estimated fair value determined using forecasted discounted future net cash flows expected to be generated through the related sublease. During the year ended December 31, 2019, after evaluation of the recoverability of the ROU Asset of a certain lease that is not used in business operations and which has no current sublease agreement, the Company recorded an impairment loss of $3.2 million included in Other income, net in the Consolidated Statements of Operations. During the year ended December 31, 2020, the Company terminated this same lease which resulted to recording a gain on termination of lease agreement of $2.4 million (see Note 15).
In April 2019, the Company entered into a new lease agreement for new office premises in the same building in New York City. Consequently, the Company terminated two of its lease agreements for its previous office premises effective June 1, 2019 and April 2020. As of December 31, 2019, the Company has written off the ROU Asset and related Lease Liabilities related to these terminated lease agreements resulting in a $2.4 million net gain included in Other Income in the Consolidated Statements of Operations (see Note 15).

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following summarizes the movements in the account balances of ROU Assets and Lease Liabilities for the years ended December 31, 2019 and 2020:
	ROU Assets	Lease Liabilities
	(in thousands)
Recognized on January 1, 2019	$49,171*	$57,017
New leases	20,830*	20,830
Amortization/accretion	(3,798)	7,587
Payments during the year	—	(9,162)
Write off of terminated lease agreements	(14,194)	(16,633)
Impairment during the year	(3,157)	—
December 31, 2019	48,852	59,639
Amortization / accretion	(2,940)	7,162
Payments during the year	—	(3,035)
Termination of lease agreements	—	(4,190)
December 31, 2020	$45,912	$59,576

*
Recognition of ROU Asset upon initial adoption of ASU 2016-02 as of January 1, 2019 and for new leases are non-cash transactions.

ROU Assets and Lease Liabilities are presented in the Consolidated Balance Sheets as follows:
	2019	2020
	(in thousands)
ROU assets included in Other current assets	$2,939	$3,082
ROU assets—noncurrent	$45,913	$42,830
Lease liabilities included in Other current liabilities	$3,239	$3,244
Noncurrent portion of lease liabilities	$56,400	$56,332
Profit Participation Agreements
The Company entered into profit participation agreements with various third parties whereby the third parties paid the Company certain amounts, which are not repayable, in exchange for a specified percentage of cash flows (as defined in the respective agreements) of specified brands in perpetuity. Amounts due to these third parties for their share of the relevant cash flows under the relevant profit participation agreements are payable on a quarterly basis and are recognized as commission expenses, presented as part of General and administrative expenses in the Consolidated Statements of Operations. Proceeds received by the Company are presented as Profit participation liabilities in the Consolidated Balance Sheets, in accordance with ASC 470 “Debt” and are amortized over the expected economic term of the related agreement based on the proportion of estimated annual payments to the estimated total future payments under the agreement. The amortization of Profit participation liabilities is presented as an offset to commission expenses.
On January 14, 2019, the Company and Tilray, Inc. (“Tilray”) entered into a profit participation agreement (“Tilray Agreement”) whereby Tilray paid the Company $33.3 million in cash and Tilray common shares with a total fair value of $140.6 million, (based on the market value of the share on the

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
respective receipt dates) in exchange for their share in the future cash flows of the Company’s new health and wellness operations, in perpetuity. The Tilray Agreement also included an annual minimum guaranteed payment of $6.6 million for the first 10 years, payable 45 days after the end of each quarter. Any payments made under the Tilray Agreement are first applied to the repayable portion of the guaranteed minimum payment and any excess is recognized as commission expense. The repayable portion of the proceeds is presented at its estimated fair value (discounted cash flows using 11% interest rate) as of January 14, 2019 amounting to $40.1 million and is presented as Profit participation liability. Related interest expense of $4.3 million was recognized in the Consolidated Statement of Operations for the year ended December 31, 2019. The remaining portion of the proceeds, which is not repayable is also presented as Profit participation liability. As of December 31, 2019, the balance of the Tilray Profit participation liability amounted to $172.6 million. As of December 31, 2019, all the Tilray common shares received were sold for a total proceeds of $46.7 million, which resulted in a Realized loss on sale of equity investments of $93.9 million, presented in the Consolidated Statements of Operations.
On January 24, 2020, the Company amended its profit participation agreement with Tilray whereby the parties agreed that total proceeds paid by Tilray as of December 31, 2019 is deemed to be the full payment of proceeds contemplated under the Tilray Agreement. In addition, the amendment fixed Tilray’s percentage share of cash flows removed the minimum annual payment requirement and added a provision whereby future commissions will only be paid if the annual commission exceeds a certain threshold (applicable until 2029). As the requirement for minimum annual payments has been eliminated and based on management’s assessment of the future net cash flows related to the agreement, it is expected that no future payments will be required on the repayable portion of the proceeds. Accordingly, the balance of the repayable portion of the proceeds of $37.1 million was written off and presented as Gain from Tilray amendment in the Consolidated Statements of Operations.
During the year ended December 31, 2020, the Company settled with a third-party licensee who is a holder of a profit participation agreement. Under the terms of the settlement agreement, $5.3 million of the profit participation liability was applied to the licensee’s outstanding receivables. Any payment obligation related to this profit participation agreement was eliminated.
As of December 31, 2019 and 2020, the total carrying value of all outstanding profit participation liabilities amounted to $186.4 million and $143.1 million, respectively. The short-term portion of the outstanding profit participation liabilities of $0.8 million and $0.3 million, as of December 31, 2019 and 2020, respectively, were included in the Other current liabilities in the Consolidated Balance Sheets. For the years ended December 31, 2019 and 2020, the commission expense related to the profit participation agreements amounted to $1.6 million and $1.5 million, respectively, and the amortization of the Profit participation liabilities (presented as an offset to the commission expense) amounted to $0.7 million and $0.2 million, respectively.
Fair Value of Financial Instruments
The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these items. The carrying value of the Company’s bank loans represents the outstanding principal amounts excluding interest which approximates fair value.
Fair Value Measurements
The Company applies the authoritative guidance on fair value measurements, which among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. This guidance establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring fair value of these assets and liabilities.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories, based on the inputs used in measuring fair value:
Level 1 —
Quoted market prices in active markets for identical assets or liabilities.

Level 2 —
Inputs other than Level 1 inputs that are either directly or indirectly observable.

Level 3 —
Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use.

The following table presents assets and liabilities measured at fair value on a recurring basis:
	Fair Value Measurements at December 31, 2019
	Level 1	Level 2	Level 3	Total
	(in thousands)
Redeemable non-controlling interest	$—	$—	$(25,495)	$(25,495)
Contingent consideration	—	—	(15,645)	(15,645)
Available for sale securities:
Equity	2,936	—	—	2,936
Debt	—	—	893	893
Deferred compensation liability	—	—	(5,445)	(5,445)
Repayable portion of Tilray Agreement	—	—	(38,815)	(38,815)
	$2,936	$—	$(84,507)	$(81,571)
	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in thousands)
Redeemable non-controlling interest	$—	$—	$(21,927)	$(21,927)
Contingent consideration	—	—	(7,725)	(7,725)
Available for sale securities:
Equity	5,015	—	—	5,015
Debt	—	—	893	893
Deferred compensation liability	—	—	(8,881)	(8,881)
	$5,015	$—	$(37,640)	$(32,625)
The following presents the changes in fair value during the year:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
	Changes in Fair Value Measurement During the Reporting Period
	Redeemable Non-controlling Interest	Contingent Consideration	Available-for-Sale		Deferred Compensation Liability	Repayable Portion of Tilray Agreement	Total
			Equity Securities	Debt Security
	(in thousands)
Balance December 31, 2019	$(25,495)	$(15,645)	$2,936	$893	$(5,445)	$(38,815)	$(81,571)
Share in net income	(1,470)	—	—	—	—	—	(1,470)
Fair value of shares received as part of license agreements	—	—	2,939	—	—	—	2,939
Sale of equity securities	—	—	(2,228)	—	—	—	(2,228)
Payments	1,100	5,002	—	—	—	1,667	7,769
Write off of repayable portion of Tilray Agreement	—	—	—	—	—	37,148	37,148
Deferred compensation expense	—	—	—	—	(2,124)	—	(2,124)
Changes in fair value	3,938	2,918	1,368	—	(1,312)	—	6,912
Balance December 31, 2020	$(21,927)	$(7,725)	$5,015	$893	$(8,881)	$—	$(32,625)
The above table summarizes the assets and liabilities measured at fair value on a recurring basis. Only goodwill and indefinite lived intangible assets are measured at estimated fair value on a non-recurring basis when the Company determines any impairment as part of its annual impairment test. See Note 2 under Trademarks, Other Intangible Assets and Goodwill for information of how the estimated fair values are determined. In measuring the fair value of these assets Level 3 inputs are used.
Other Investments
Accounted under the Equity Method
Investee companies where the Company has noncontrolling ownership interests in partnerships and joint ventures but over which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the investee company’s board of directors and ownership level which is generally a 20.0% to 50.0% interest in the voting securities if the investee company. However, if the investee company is a partnership, the Company applies equity method if the ownership interest is more than 5.0%. Under the equity method, the investment is increased or decreased by the Company’s share of the earnings or losses of the investee company. Distributions received from the investee are recorded as a reduction of the carrying value of the respective investment.
The Company records its share of earnings or losses of investee companies based on their recent available financial statements which is consistent with the reporting period of the Company except for one investee company which is reported on a two month lag. This reporting lag could result in a delay in recognition of the impact of changes in the business or operations of this investee company. Whenever certain investees enter into a business combination, any gain on bargain purchase resulting from the transaction included in the investee’s operating results is included in the Company’s determination of its share of the earnings of the investee as reflected in Equity in income (share in net loss) of investments accounted under the equity method in the Consolidated Statements of Operations when the valuation has been finalized.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
Accounted under the Cost Method
Investees where the Company does not exercise significant influence, are accounted under the cost method of accounting. Under the cost method, distributions received from the investee are recorded as dividend income and presented as part of Other income in the Consolidated Statements of Operations.
Impairment of Investments
The Company reviews investments accounted under equity method and cost method to identify and evaluate whether events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable.
Available for sale securities
Unrealized holding gains and losses arising from the revaluation of the available-for-sale equity securities are included in the determination of Net income in the Consolidated Statements of Operations.
Investments in debt securities that have readily determinable fair values are classified as available-for-sale, measured subsequently at their estimated fair value and included in Other investments in the Consolidated Balance Sheets. Unrealized holding gains and losses arising from the revaluation of the available-for-sale debt securities are excluded from the determination of Net income and will be reported in Other comprehensive income until realized.
Deferred Compensation Plan
The Company has a Phantom Equity Incentive Plan pursuant to which employees and consultants participating in the plan receive notional units which provide them with the opportunity to receive potential future payments based on profit distributions to the common unit holders of the Company. Deferred compensation expense is included in Payroll and consulting in the Consolidated Statements of Operations, based on the estimated fair value of notional units vested each year. The potential liability related to the vested notional units is presented as Deferred compensation in the Other liabilities section of the Consolidated Balance Sheets.
Taxes
The Company operates as a limited liability company (“LLC”). As such, the members of the LLC, rather than the Company, are subject to federal and state income taxes. However, the Company is subject to New York City Unincorporated Business Tax (UBT). The Company also owns 100% of the stock of certain subsidiaries which are corporations. These subsidiaries are subject to federal and state income taxes.
The Company accounts for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the Consolidated Financial Statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Realization is dependent on generating sufficient taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.
The Company recognizes the financial statement benefit of a tax position only after determining the relevant tax authority would more likely than not sustain the position following an examination. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
the largest benefit that has a greater than 50.0% likelihood of being realized upon ultimate settlement with the relevant tax authority.
The UBT tax, various state franchise taxes, and Federal, state and foreign income tax related to the Company’s incorporated subsidiaries are included in Income tax expense in the Company’s Consolidated Statements of Operations.
The Company classifies interest and penalties associated with income taxes, if any, also as a component of Income tax expense on the Consolidated Statements of Operations.
Marketing Direct Costs
Marketing direct costs include all promotional and advertising costs and are generally expensed as incurred or when the related promotional program has been launched.
Deferred Financing Costs
Direct expenses such as bank fees, legal and underwriting fees incurred to obtain term loans are capitalized and are presented as a reduction of the outstanding loan. These costs are amortized to interest expense over the term of the related bank loan using the effective interest rate method.
Recent Accounting Pronouncements
In October 2020, the Financial Accounting Standards Board (FASB) issued ASU 2020-10, “Codification Improvements”, which contains amendments that improve the consistency of the Codification by including all disclosure guidance in the appropriate Disclosure Section. It also contains amendments which clarify various guidance for consistent application. This ASU is effective for annual periods beginning after December 15, 2020 for public business entities. The Company is currently evaluating the impact of adopting this guidance.
In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes”. ASU 2019-12 was issued to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption of the amendments is permitted. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption must adopt all the amendments in the same period. The adoption of ASU 2019-12 is not expected to have a material impact on the Consolidated Financial Statements.
3.   ACQUISITIONS
2020 Acquisitions
Lucky
On July 3, 2020, the Company, through its newly formed 66% owned subsidiary, ABG Lucky, LLC (“ABG Lucky”) entered into a memorandum of agreement with SPARC Group Holdings II LLC (“SPARC”), a 50% owned entity of the Company, in contemplation of the acquisition of certain assets from Lucky Dungarees, LLC and related parties (“Lucky Sellers”). The Company and SPARC acted as joint

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
buyers under the transaction whereby the trademarks, other intellectual property and operating assets were acquired from the Lucky Sellers. Both parties agreed that the Company acquired the intellectual property while SPARC, who acquired the operating assets, will operate the Lucky Brand’s wholesale, retail and e-commerce business under a license agreement.
On the same date, SPARC, as the designated buyer on behalf of both the joint buyers, entered into an Asset Purchase Agreement (“Lucky APA”) with the Lucky Sellers to purchase the intellectual property related to Lucky® (“Lucky Brand”) and the operating assets and liabilities related to the Lucky Brand operations (“Lucky Operating Assets”) for an aggregate purchase price of $138.1 million. The transaction closed on August 14, 2020.
As contemplated under the memorandum of agreement, the Company and SPARC entered into separate agreements to designate which specific assets were acquired by each entity. Under such designation agreements, the Company acquired the Lucky Brand consisting of the Lucky Brand, existing license agreements and all other intellectual property associated with the Lucky Brand. The Company’s share of the purchase price amounted to $77.3 million and the remaining $60.8 million is SPARC’s share of the purchase price for its purchase of the Lucky Operating Assets. On the closing date, the Company and SPARC entered into a license agreement, pursuant to which SPARC is granted the right to sell Lucky Brand products in its wholesale, retail and e-commerce operations.
The portion of the set of assets and activities acquired by the Company did not meet the definition of a “business,” therefore the transaction was accounted as an asset acquisition.
A summary of the Company’s purchase price related to the Lucky Brand and the allocation to the net assets acquired is as follows (in thousands):
Cash paid	$77,273
Acquisition costs	775
Total purchase price	$78,048
Net assets acquired:
Trademark	$75,146
License agreements	2,902
$78,048
In connection with the acquisition of Lucky Brand, the share of certain noncontrolling interest members of ABG-Lucky of the purchase price was $26.3 million and was paid directly to the seller. This was funded by a cash payment of $11.9 million directly to the Lucky Sellers and the remaining $14.4 million was advanced by the Company (see discussion below).
Trademarks and License Agreements recognized are deductible for tax purposes.
To finance SPARC’s acquisition of the Lucky Operating assets, the Company loaned SPARC $15.0 million. This loan is payable in 7 years and bears interest of 6% per annum. Total Interest Income earned by the Company for the year ended December 31, 2020 amounted to $0.4 million.
At the closing date, the Company entered into an agreement with the noncontrolling interest members of ABG Lucky who were previously the creditors of Lucky Sellers (“Lucky Creditors”). The Lucky Creditors acquired certain trade receivables from the Lucky Sellers amounting to $16.9 million. The Company granted a loan of $14.4 million to the Lucky Creditors to finance a portion of the Lucky Creditor’s share of the purchase price and the Company acted as collection agent for the Lucky Creditors. For the

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
year ended December 31, 2020, the Company earned a collection fee of $2.2 million under this transaction representing amounts collected by the Company in excess of the $14.4 million loan. The collection fee is presented as part of Other income in the Consolidated Statements of Operations (See Note 15).
Brooks Brothers
On August 31, 2020, the Company formed an 85% owned subsidiary, ABG SPV 1 LLC (“ABG SPV 1”), a holding company that was created to act as an acquirer of trademark assets. ABG SPV 1 entered into a $600.0 million credit agreement (“SPV Term Loan”) with certain of its members (“SPV 1 Lenders”) who currently hold 15% membership interest in ABG SPV 1 (see Note 10). Proceeds from the SPV Term Loan will be used to fund permitted acquisitions from the effective date of the credit agreement to the earlier of the 30th month anniversary or the full draw down of the credit facility. Future acquisitions will be funded by a draw from the credit facility amounting to the 75% of the purchase price and the remaining 25% will be paid by ABG SPV 1 in cash. Under the ABG SPVI members’ agreement, the SPV 1 Lenders are entitled to a 150% minimum return on invested capital, which may require the Company to issue additional Company units to the SPV 1 Lenders if such minimum is not met.
On the same date, the Company through BB IPCO LLC (“BB Ipco”), a newly formed entity owned 50% by ABG SPV 1, agreed with SPARC to enter into an Asset Purchase Agreement (“BB APA”) with Brooks Brothers Group, Inc. and related parties (“BB Sellers”). The Company and SPARC acted as joint buyers under the transaction whereby the trademarks, other intellectual property, operating assets and certain real property will be acquired from the BB Sellers. Both parties agreed that the Company acquired the intellectual property while SPARC acquired the operating assets and will operate the BB Brand’s wholesale, retail and e-commerce business under a license agreement. The real property was acquired by another unconsolidated subsidiary of the Company, BB RE Holding LLC (“BB RE”).
On July 23, 2020, SPARC, as the designated buyer on behalf of both the joint buyers, entered into the BB APA with the BB Sellers to purchase the intellectual property related to Brooks Brothers® (“BB Brand”), the operating assets and liabilities related to the BB Brand operations (“BB Operating Assets”) and the real property (“BB Real Property”) for an aggregate purchase price of $325.0 million. The transaction closed on August 31, 2020.
On the same date, the Company and SPARC entered in separate agreements to designate which specific assets were acquired by each entity. Under such designation agreements, the Company acquired the BB Brand consisting of the BB Brand, existing license agreements and all other intellectual property associated with the BB Brand. The Company’s share of the purchase price amounted to $102.0 million. The purchase price allocated to the real property amounted to $23.0 million, where the Company’s 50% share in the purchase price is presented as an Investment in BB RE, as an investment accounted under the equity method (See Note 6). The remaining $200.0 million is SPARC’s share of the purchase price for its purchase of the BB Operating Assets. On the closing date, the Company and SPARC entered into a license agreement, pursuant to which SPARC is granted the right to sell BB Brand products in its wholesale, retail and e-commerce operations.
The portion of the set of assets and activities acquired by the Company did not meet the definition of a “business,” therefore the transaction was accounted as an asset acquisition.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
A summary of the Company’s purchase price related to the BB Brand and the allocation to the net assets acquired is as follows (in thousands):
Cash paid	$102,000
Acquisition costs	1,285
Total purchase price	$103,285
Net assets acquired:
Trademark	$100,076
License agreements	3,209
$103,285
In connection with the acquisition of the BB Brand and investment in BB RE, the noncontrolling interest member of BB Ipco and BB RE contributed an aggregate amount of $62.5 million to fund the acquisition and was paid directly to the seller. ABG’s share of $62.5 million purchase prices was funded by the $46.9 million draw down from the SPV Term Loan (See Note 10) and the remaining $15.6 million was paid in cash.
Trademarks and License Agreements recognized are deductible for tax purposes.
To finance SPARC’s acquisition of the BB Operating assets, the Company loaned SPARC $12.5 million. This loan is payable in 7 years and bears interest of 6% per annum. Total Interest Income earned by the Company for the year ended December 31, 2020 amounted to $0.3 million.
Other Acquisitions
In 2020, the Company acquired investments that are accounted under the equity method of accounting. Refer to Note 6.
2019 Acquisitions
Volcom
On February 19, 2019, the Company, through a newly created wholly-owned subsidiary, ABG-Volcom, LLC (“ABG-Volcom,”) entered into an Intellectual Property Purchase Agreement (“IPPA”) with Volcom LLC and affiliate (the “Volcom Seller”) to purchase the intellectual property and related assets of Volcom® (“Volcom Brand”). On the same date and in connection with this acquisition, Liberated Brands LLC (“Liberated Brands”), an independent third-party, which became the Company’s licensee for the Volcom Brand, acquired certain operating entities (“Volcom Opco”) from the affiliates of the Volcom Seller (“Volcom Opco Seller”). Liberated Brands is engaged in the business of designing, marketing and distributing products under the Volcom Brand. Both of these transactions closed on April 1, 2019.
In addition to the Volcom Brand, assets acquired by the Company included existing license agreements, all other intellectual property associated with the Volcom Brand and two parcels of residential property. The set of assets and activities acquired did not meet the definition of a “business,” therefore the transaction was accounted as an asset acquisition.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
A summary of the purchase price and the allocation to the net assets acquired is as follows (in thousands):
Cash paid	$75,000
Acquisition costs	1,027
Total purchase price	$76,027
Net assets acquired:
Trademarks	$68,074
Land	5,463
Building	852
License agreements	1,638
$76,027
The Company, with the assistance of a third-party valuation specialist, estimated the fair value of the land and building acquired as part of this acquisition. This estimate was based on comparable market prices for comparable properties.
Trademarks and License agreements recognized are deductible for tax purposes.
In connection with the acquisition of Volcom Opco, Liberated Brands entered into a $25 million seller note with the Volcom Opco Seller. While the Company is not a party to this transaction, the Company entered into a guaranty agreement with Volcom Opco Sellers. Pursuant to the guaranty agreement, the Company shall guarantee the first $5.0 million due under the seller note in the event Liberated Brands defaults on payment. As soon as Liberated Brands pays the first $5.0 million, the Company’s guaranty will expire. The first payment of $3.0 million under the seller note is due on April 1, 2022. As of December 31, 2020, the Company believes that Liberated Brands will be able to pay the amounts due under the seller note and that it has no potential obligation related to the guaranty.
Upon completion of the acquisition, HISH LLC, the majority owners of Liberated Brands, subscribed to 1% of the outstanding common units of ABG-Volcom for a total of $1.1 million, $0.88 million of which was paid in cash and $0.22 million was secured by a promissory note. The promissory note includes a mandatory payment provision whereby future distributions to HISH LLC will be applied first as payment of the promissory note. HISH LLC’s non-controlling interest in ABG-Volcom is presented in the Consolidated Balance Sheets as net of any unpaid balance of the promissory note. As of December 31, 2019 and 2020, the unpaid balance of the promissory note amounted to $0.2 million and $0.1 million, respectively. In addition, ABG-Volcom granted certain incentive units to an officer of Liberated Brands. These incentive units, which are subject to both a time and performance vesting condition, will be accounted as share-based compensation when the conditions are met. As of December 31, 2020, none of these incentive units are vested.
On the acquisition date, the Company entered into a Subscription Agreement with Liberated Brands whereby the Company subscribed for 19.9% of the common units of Liberated Brands and paid $0.002 million in cash. The Company accounts for this investment under the equity method of accounting and was included in Investments and Advances in the Consolidated Balance Sheets (See Note 6).
Sports Illustrated
On May 24, 2019, the Company, through a newly created wholly-owned subsidiary, ABG-SI, LLC (“ABG-SI,”) entered into an Asset Purchase Agreement (“SI APA”) with TI Gotham Inc. and Meredith

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
Corporation (the “SI Sellers”) to purchase the intellectual property and related assets of Sports Illustrated® (“SI Brand”). The SI APA contemplated two closing dates: 1) on May 24, 2019 (“First SI Closing Date”) whereby the Company acquired the SI Brand and 2) on October 3, 2019 (“Second SI Closing Date”) whereby the remaining assets related to the SI Brand were transferred to the Company.
To facilitate the orderly transition, the Company entered into a two-year license agreement with the SI Sellers on the First SI Closing Date. Pursuant to the license agreement, the SI Sellers will temporarily operate the publication business until the Company identifies a long-term licensee. On the Second SI Closing Date, the license agreement with the SI Sellers was terminated and the Company entered into a new 10-year license agreement with a third-party to operate the publication business.
In addition to the SI Brand, assets acquired by the Company included an existing license agreement and all other intellectual property associated with the SI Brand, book inventory and photographic archives. The set of assets and activities acquired did not meet the definition of a “business,” therefore the transaction was accounted as an asset acquisition.
A summary of the purchase price and the allocation to the net assets acquired is as follows (in thousands):
Cash paid	$81,200
Acquisition costs	652
Total purchase price	$81,852
Net assets acquired:
Trademarks	$77,632
Photographic archives	2,401
Book inventory	475
License agreements	1,344
$81,852
Trademarks and License agreements recognized are deductible for tax purposes.
The SI APA includes an earn out provision whereby the Company will pay the SI Sellers an additional amount of up to $20.0 million if the sum of aggregate revenues generated from the SI Brands exceeds under a defined threshold by July 1, 2027. As this acquisition is accounted as an asset acquisition, any additional purchase price will be recorded when paid. As of December 31, 2020, there were no earn out payments made.
As part of the acquisition transaction, the Company loaned the SI Sellers a total of $8.8 million, $1.3 million of which was collected on the Second SI Closing Date and the remaining $7.6 million (included in Other current assets in the Consolidated Balance Sheets) was collected in January 2020.
Barneys
On October 16, 2019, the Company, through a newly created wholly-owned subsidiary, ABG-Barneys, LLC (“ABG-Barneys,”) together with Great American Group LLC and affiliates (“Barneys Agents”) entered into an Asset Purchase Agreement (“Barneys APA”) with Barney’s New York, Inc. (the “Barneys Seller”) to purchase the intellectual property and related assets to Barney’s® (“Barneys Brand”) and certain inventories and furniture and equipment related to the retail operations. This transaction closed on November 1, 2019.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
3.   ACQUISITIONS (Continued)
Also, on the same date, the Company and the Barneys Agents entered into a Memorandum of Understanding (“Barneys MOU”). The Barney’s MOU establishes the terms of the arrangement between the Company and the Barney’s Agents as joint buyers under the Barneys APA which includes among others, the division of the assets and the allocation of the purchase price. Under the transaction, the Company purchased the intellectual property and related assets to the Barneys Brands while the Barneys Agents purchased all remaining assets.
In addition to the Barneys Brand, assets acquired by the Company included all other intellectual property associated with the Barneys Brand and the assumption of an existing license agreement. The set of assets and activities acquired did not meet the definition of a “business,” therefore the transaction was accounted as an asset acquisition.
On the closing date, the Company granted the Barneys Agents a temporary royalty-free license to sell and dispose of the assets they acquired under the Barneys APA. Together with an agency agreement entered into by the Barneys Agents with the Barneys Seller, the Barneys Agents were responsible for the liquidation of the merchandise and the facilitation of the store closing from the closing date until the closing of the last retail store, which was completed at the end of February 2020. Under the Barneys MOU, the Company and the Barneys Agents will share in the net profits or losses from the liquidation process. In case of a loss, the Company will reimburse the Barneys Agents the amount of any net loss not to exceed $9.0 million. Any reimbursement to the Barneys Agents is effectively an adjustment of the allocation of the purchase price between the parties under the Barneys MOU. As this acquisition is accounted as an asset acquisition, any additional purchase price will be recorded when paid. During 2020, the Company reimbursed the Barneys Agents $9.0 million for its share on the losses during the liquidation process.
Under the Barneys APA, the total purchase price amounted to $271.4 million. Pursuant to the Barneys MOU, the Company’s share of the purchase price amounted to $42.4 million. In 2020, an additional $9.0 million was paid to Barney’s Agents representing a reallocation of the purchase price.
A summary of the Company’s portion of the purchase price and the allocation to the net assets acquired is as follows (in thousands):
Cash paid	$51,400
Acquisition costs	8,401
Total purchase price	$59,801
Net assets acquired:
Trademarks	$58,887
License agreements	914
$59,801
Acquisition costs includes $8.0 million paid to an existing landlord of a Barneys retail store to facilitate the orderly closing of the transaction.
Trademarks and License agreements recognized are deductible for tax purposes.
On the closing date, the Company entered into a 10-year license agreement with a third-party to operate the Barneys retail operations commencing on January 1, 2020.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
4.   TRADEMARKS
The balances and movements in the Trademarks consist of the following as of December 31:
	2019	2020
	(in thousands)
Beginning balance	$1,750,583	$1,935,565
Acquisitions (See Note 3)	195,593	184,222
Impairment	(4,742)	(43,447)
Trademark reclassified as Assets held for sale	(5,869)	(30)
Ending balance	$1,935,565	$2,076,310
On January 1, 2020, the Company, through its wholly owned and controlled subsidiaries, entered into a Units Purchase Agreement (“Chaus UPA”) with Bernard Chaus, Inc., a 49% minority interest shareholder in Chaus Ipco, LLC (“Chaus Ipco”) for the buy back of the Chaus Brand. Pursuant to the Chaus UPA, the Company received an aggregate amount of $3.06 million for the sale of its 51% interest in Chaus Ipco, $0.5 million of which was paid in cash on the closing date and the remaining balance is payable in 5 equal annual installments beginning January 15, 2021. Accordingly, the assets and liabilities related to the Chaus Brand as of December 31, 2019 were reclassified to Assets held for sale in the Consolidated Balance Sheets.
5.   OTHER INTANGIBLE ASSETS
Other intangible assets consist of the following at December 31:
	2019			2020
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value	Asset Life (Months)
	(in thousands)
Music and film rights	$42,385	$(17,190)	$25,195	$42,425	$(20,029)	$22,396	180
License agreements	28,056	(11,166)	16,890	32,454	(14,346)	18,108	36 – 173
Photographic archive and photocopyrights	2,401	(99)	2,302	3,901	(278)	3,623	180
Patents	360	(267)	93	360	(304)	56	120
	$73,202	$(28,722)	$44,480	$79,140	$(34,957)	$44,183
For each of the years ended December 31, 2019 and 2020, amortization expense was $9.6 million and $7.9 million, respectively. Amortization of the other intangible assets which will be recognized in future periods is as follows (in thousands):
Years Ending December 31:
2021	$8,529
2022	7,207
2023	5,005
2024	4,989
2025	4,989
Thereafter	13,464
Total	$44,183

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
6.   INVESTMENTS AND ADVANCES
Investments and advances consist of the following as of December 31:
	2019	2020
	(in thousands)
Investments accounted under the equity method:
SPARC	$32,458	$27,022
F21 IPCO	—	20,515
F21 Holdings	—	39,458
BB RE	—	11,500
Copper Retail	—	50,083
Liberated Brands	—	—
Tapout JV	12,011	11,829
	44,469	160,407
Investments accounted under the cost method:
Graceland – EPE, Inc.	11,988	11,988
Other	206	206
	12,194	12,194
Investments available-for-sale:
Equity securities	2,936	5,015
Debt security	893	893
	3,829	5,908
Advances (including accrued interest)
F21 Opco	—	28,259
SPARC (see Note 3)	—	28,107
	—	56,366
	$60,492	$234,875
Investments Accounted Under Equity Accounting Method
For each of the Company’s investments in partnerships and joint ventures, the Company considered the relevant accounting provisions related to consolidation and VIE on the date of the initial investment or when there is a change in the Company’s ownership interest. The Company determines whether each investment is a VIE. For any investment that is deemed to be a VIE, an assessment is made based on the terms of the related operating agreement of each investee to determine whether the Company has a controlling interest in the investee. To determine that the Company has a controlling interest, the Company should meet both of the following requirements: a) the Company has the power to direct the activities that most significantly impact the economic performance of the investee and b) the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Based on the Company’s assessment, the Company concluded that it does not have controlling interest on each of these investees but can exercise significant influence over their respective operations. Therefore, the Company accounts for these investments under the equity method of accounting.
SPARC
As of December 31, 2019, the Company’s ownership interest in SPARC was 27.15%. On January 9, 2020, the Company and Simon-Aero, LLC (“Simon-Aero”), another shareholder of SPARC entered into a

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
6.   INVESTMENTS AND ADVANCES (Continued)
Unit Purchase Agreement (“UPA”) with the two other remaining shareholders of SPARC. Pursuant to the UPA, both the Company and Simon-Aero purchased all the outstanding interests of the said shareholders of SPARC. The Company paid a total of $30.4 million for its additional interest in SPARC. Upon completion of this transaction, both the Company and Simon-Aero each owns a 50% interest in SPARC.
F21 Ipco, LLC (“F21 Ipco”) and F21 Holdings LLC (“F21 Holdings”)
On February 19, 2020, the Company invested $20 million for a 37.5% ownership interest in F21 Ipco, a newly formed entity that acquired the intellectual property of Forever 21 (“F21 Brand”). The Company manages the licensing operations of F21 Ipco. For the year ended December 31, 2020, the Company earned management fees of $9.4 million from F21 Ipco, presented as part of Commission and other income in the Consolidated Statements of Operations.
On the same date, the Company invested $20.7 million for a 37.5% ownership interest in F21 Holdings, a newly formed entity that acquired the operating assets related to F21 Brand (“F21 Operating Assets”) through its wholly-owned subsidiary, F21 Opco LLC (“F21 Opco”). F21 Opco entered into a license agreement with F21 Ipco, pursuant to which F21 Opco was given the right to sell F21 Brand products in its retail, wholesale and e-commerce business. To finance F21 Opco’s acquisition of the F21 Operating Assets, the Company granted F21 Opco a loan of $26.8 million. In February 2021, F21 Opco paid $25 million of the outstanding loan. For the year ended December 31, 2020, the Company earned interest income of $1.4 million from F21 Opco, presented as Interest Income in the Consolidated Statements of Operations.
On January 12, 2021, the Company together with Simon Blackjack Consolidated Holdings, LLC (“SBCH”), who owned a 37.5% ownership interest in both F21 Ipco and F21 Holdings (which wholly-owns F21 Opco), entered into a purchase agreement (the “F21 Purchase Agreement”) with BF21 LLC (“BF21”), the owner of the remaining 25% ownership interests in F21 Ipco and F21 Holdings (“BF21 Units”). Pursuant to the F21 Purchase Agreement, the Company and SBCH each purchased from BF21 the 12.5% of the BF21 Units. In exchange for the purchase of its share of the BF21 Units, the Company issued 1,188,850 Class A Units of the Company to BF21. An additional 61,150 Class A units was issued to BF21 in exchange for $2.8 million in cash. On the same date, SBCH acquired 1,250,000 Class A Units from the Company at $45 per unit and subsequently assigned a portion of such units to BF21 as consideration for its purchase of its share of the BF21 Units. In addition to the BF21 Units, BF21 assigned to the Company and SBCH proportionately, its rights to its $17.9 million outstanding loan to F21 Opco. The transaction closed on February 17, 2021. After the completion of this transaction, the Company and SBCH both have 50% ownership interest in F21 Ipco and F21 Holdings.
At the date of its initial investment in F21 Ipco, the Company determined that F21 Ipco was a VIE and that the Company was the primary beneficiary but did not have the power to direct matters that most significantly impact the activities of F21 Ipco since the two other members of F21 Ipco, who in the aggregate owned a 62.5% ownership interest, would be able to join together and have a majority vote on matters that significantly impact the activities of F21 Ipco. Accordingly, the Company concluded that it did not have a controlling financial interest in F21 Ipco and accounted for this investment under the equity method of accounting.
On February 17, 2021, the terms of F21 Ipco’s operating agreement were amended whereby the Company became the sole manager of F21 Ipco, entitled to make all decisions on matters that significantly impact the activities of F21 Ipco, other than extraordinary decisions on matters outside the normal course of operations of F21 Ipco, which require approval from the other owner. Based on the Company’s 50% ownership interest and the amended terms of F21 Ipco’s operating agreement, the Company determined it now has the power to direct matters that most significantly impact the activities of F21 Ipco. Accordingly, the Company is deemed to have a controlling financial interest in F21 Ipco and as a result, consolidates the financial statements of F21 Ipco effective February 1, 2021, for accounting purposes.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
6.   INVESTMENTS AND ADVANCES (Continued)
On the same date, the Company also increased its ownership interest in F21 Holdings from 37.5% to 50%, and the Company and SBCH both contributed their 50% ownership interests in F21 Holdings to SPARC. The contribution of F21 Holdings ownership interests to SPARC resulted in the merger of SPARC and F21 Holdings, and F21 Holdings is now 100% owned and under the management of SPARC. The merger of SPARC with F21 Holdings did not result in any change in the Company’s assessment that the Company does not have a controlling financial interest in SPARC. The Company’s investment in F21 Holdings will now be accounted as part of its investment in SPARC, an equity method investee.
BB RE
On August 31, 2020, the Company invested $11.5 million for a 50% ownership interest in BB RE, which acquired the real property in connection with the acquisition of the BB Brand (see Note 3).
Copper Retail JV, LLC (“Copper Retail”)
On December 9, 2020, the Company acquired 16.67% ownership interest in Copper Retail, a company that owns JC Penney, in exchange for $50.1 million. Due to the timing and availability of financial information of Copper Retail, which follows a retail calendar year end usually January 31 each year, the Company accounts for its equity in income (loss) on a financial reporting lag of two months. The financial information of Copper Retail was excluded in the summarized financial information below due to this financial reporting lag.
Liberated Brands
In connection with the Company’s acquisition of the Volcom® Brand (See Note 3), the Company acquired 19.9% ownership interest in Liberated Brands.
Tapout JV
The investment in Tapout JV represents the Company’s investment in Tapout LLC, a 50/50 joint venture with World Wrestling Entertainment, Inc. (“WWE”). WWE has an existing Promotional Services Agreement with the Tapout JV whereby WWE is required to provide certain promotional services to the Tapout JV as long as WWE has direct or indirect interest in the Tapout JV. The Company on the other hand, has a Marketing and Administrative Services Agreement with the Tapout JV whereby the Company is required to provide day to day management of the Tapout JV. Both the Company and WWE equally share in the operating results of Tapout LLC.
Summarized Financial Information of Investments Accounted Under the Equity Method
The following summarized financial information for equity method investments has been included on an aggregated basis for all investments as reported at the end of each year.
Condensed Balance Sheets as of December 31:
	2019	2020
	(in thousands)
Current assets	$379,278	$1,159,968
Noncurrent assets	107,888	312,425
Total assets	$487,166	$1,472,393
Current liabilities	$262,089	$941,197

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
6.   INVESTMENTS AND ADVANCES (Continued)
	2019	2020
	(in thousands)
Noncurrent liabilities	75,539	241,191
Total liabilities	337,628	1,182,388
Equity	149,538	290,005
Total liabilities and equity	$487,166	$1,472,393

Selected operating results for the years ended December 31:
	2019	2020
	(in thousands)
Summarized Income Statements:
Total revenues	$1,382,863	$2,602,122
Operating income (loss)	17,516	(42,281)
Other (loss) income	(6,354)	48,488
Net income	63,140	3,792
For the year ended December 31, 2020, Other income reported by the investees include $44.1 million of gain on bargain purchase arising from business acquisitions. The Company’s equity in net income from investees accounted under the equity method for the year ended December 31, 2020 includes its share of the gain on bargain purchase amounting to $17.3 million.
As of December 31, 2020, the carrying amount of the Company’s equity method investments approximates its proportionate share of the net assets of the investees except for investment in SPARC which is higher by $12.5 million and for Tapout, which is lower by $1.8 million. The basis difference in the investment in SPARC is attributable to the excess of the amount paid by the Company on the acquisition of additional interest in SPARC in 2020 over the allocated additional equity attributable to the Company. As of December 31, 2020, there is no indication of impairment on the investment in SPARC. The basis difference in the investment in Tapout is due to the trademark fair value adjustment recorded by Tapout.
Investment Accounted at Cost
Graceland—EPE, Inc.
The Company owns a 17% effective ownership interest in Elvis Presley Enterprises, Inc., (“EPE Inc.”) and related entities, the operating entity owned by Graceland Holdings LLC (“Graceland LLC”). As of December 31, 2019 and 2020, the Company performed an assessment and determined that there were no indications that this investment is impaired.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
7.   LOANS RECEIVABLE AND OTHER LONG-TERM ASSETS
Loans receivable and other long-term assets consist of the following as of December 31:
	2019	2020
	(in thousands)
Loans receivable:
Loan to TSM	$4,031	$4,111
Loan to Greg Norman	4,047	3,947
	8,078	8,058
Other long term assets	4,279	5,995
	$12,357	$14,053
Loan to TSM
Related to the acquisition of the Thalia® Brand in 2016, the Company granted a loan to TSM Designs, LLC (“TSM”), the seller and the minority shareholder in ABG-Thalia, LLC (“ABG-Thalia”) of $5.0 million which is payable on September 23, 2026 and bears interest at 1.95% per annum. Pursuant to the terms of the loan, future distributions of ABG-Thalia related to the TSM Units will be first applied as payment to any outstanding interest on the loan and then to the outstanding principal. As of December 31, 2019 and 2020, the loan balance is $4.03 million and $4.1 million, respectively, including interest.
Loan to Greg Norman
Related to the acquisition of the Greg Norman® Brand in 2017, the Company granted a loan to Great White Shark Enterprises, LLC (“GWSE”), the seller and the minority shareholder in ABG-Shark, LLC (“ABG-Shark”), of $5.0 million which is payable on March 14, 2027 and bears interest at 2.85% per annum. Pursuant to the terms of the promissory note, future cash distributions by ABG-Shark to GWSE, to the extent such distributions are applicable to new license agreements, will be first applied as payment to any outstanding interest on the loan and then to the outstanding principal. As of December 31, 2019 and 2020, the loan balance is $4.0 million and $3.9 million, respectively, including interest.
Shaq Sellers Loan
Related to the acquisition of the Shaquille O’ Neal brand (“Shaq Brand”) in 2015, the Company granted a loan to the sellers of the brand (“Shaq Sellers”) of $13.4 million which is payable on December 31, 2021 and bears interest at 1.7% per annum. Under the provisions of the related purchase agreement, the balance of the Shaq Sellers Loan can be applied against any amount due upon Shaq Seller’s exercise of their put right or the Company exercise of its call right related to certain membership units held by the Shaq Seller (“Shaq Eligible Units”). On September 27, 2017, the Company and the Shaq Sellers entered into a Partial Redemption Agreement whereby the Shaq Eligible Units (See Note 13) will be redeemed by applying the balance of the Shaq Sellers Loan on December 17, 2021. As of December 31, 2019 and 2020, the loan balance of $13.4 million was presented as a reduction of the Shaq Eligible Units (See Note 13).

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
8.   LAND, PROPERTY AND EQUIPMENT
Land, property and equipment consists of the following as of December 31:
	2019			2020
	Cost	Accumulated Depreciation/ Amortization	Net Book Value	Cost	Accumulated Depreciation/ Amortization	Net Book Value
	(in thousands)
Land	$5,462	$—	$5,462	$5,462	$—	$5,462
Building and leasehold improvements	6,122	(477)	5,645	14,991	(1,191)	13,800
Leasehold improvements in progress	1,001	—	1,001	—	—	—
Website in progress	—	—	—	560	—	560
Others	1,222	(926)	296	2,454	(667)	1,787
	$13,807	$(1,403)	$12,404	$23,467	$(1,858)	$21,609
For each of the years ended December 31, 2019 and 2020, total depreciation and amortization expense was $0.2 million, and $1.4 million, respectively.
9.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of the following as of December 31:
	2019	2020
	(in thousands)
Accounts payable and other	$2,120	$6,412
Employee related accruals	15,361	17,522
Accrued marketing expenses	10,353	7,961
Accruals of operating expenses	6,919	7,750
Tax related accruals	7,213	4,785
	$41,966	$44,430
10.   CREDIT AGREEMENTS
Bank of America, N.A.
On September 29, 2017, the Company, through its indirect wholly-owned subsidiary, ABG Intermediate Holdings 2 LLC entered into a First Lien and Second Lien Credit Agreements (“Credit Agreements”) with the Bank of America, N.A., as administrative agent and collateral agent and other lenders (“Lenders”). As of December 31, 2019, the outstanding amount due (excluding unamortized discount and deferred financing fees) under the Credit Agreements amounted to $1,581.5 million. On January 30, 2020, the Company entered into an amendment of the First Lien Term Loan whereby the Company availed of an additional $400.0 million loan. This additional loan is subject to the same terms of the existing First Lien Term Loan. Proceeds from the additional term loan was used to pay-off the $385.0 million outstanding principal balance of the Second Lien Term Loan and related interest. On July 17, 2020, the Company availed of an incremental First Lien Term Loan of $200.0 million which is subject to terms similar to the existing First Lien Term Loan. As of December 31, 2020, the outstanding amount due (excluding unamortized discount and deferred financing fees) under the First Lien Term Loan amounted to $1,796.4 million.
The First Lien Term Loan also includes a $100.0 million revolving commitment (the “Revolver”), including a $10.0 million swingline sub-facility and a $25.0 million letter of credit sub-facility (the First

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
10.   CREDIT AGREEMENTS (Continued)
Lien Term Loan and the Revolver, collectively, the “BOA Credit Facilities”). As of December 31, 2020, the Company has not drawn any amount under the Revolver. The BOA Credit Facilities includes a financial maintenance covenant, which is applicable to the Revolver only, which requires the Company to maintain a First Lien Net Leverage Ratio of not more than 6.40 to 1.00. The financial maintenance covenant is tested at the end of each fiscal quarter only if there are any loans outstanding under the Revolver that, together with letters of credit issued and outstanding under the Revolver, exceed 30% of the outstanding commitments thereunder (subject to certain exceptions). A breach of this covenant could result in an event of default under the First Lien Credit Agreement. As of December 31, 2020, the financial maintenance covenant does not apply as there is no amount drawn under the Revolver.
The Company has the right to prepay any outstanding amount under the BOA Credit Facilities subject to certain conditions. The First Lien Term Loan principal balance is payable in quarterly installments of $4.6 million until June 30, 2024. The remaining balance of $1,731.6 million is payable in full on September 29, 2024, the maturity date. The Credit Agreements also include a mandatory payment provision including a portion of Excess Cash Flow (as defined). As of December 31, 2020, the estimated required mandatory payment to be made in 2021 amounts to $72.0 million, presented as part of the Current portion of term loans. Any mandatory payment made by the Company will reduce the future required quarterly payments.
During the period the First Lien Term Loan and the Second Term Loans are outstanding, the Company can designate any of these term loans either as a base rate loan or a Eurodollar rate loan. As of December 31, 2019 and 2020, the outstanding First Lien and Second Lien Term Loans are designated as Eurodollar rate loans. First Lien Term Loan designated as Eurodollar rate loans bear interest equal to LIBOR or if not available, the rate determined by Bank of America plus an applicable margin of 3.5%. As of December 31, 2019, the prevailing interest for the First Lien Term Loan is 5.20% per annum. As of December 31, 2020, the prevailing interest for the First Lien Term Loan and Incremental First Lien Term Loan are 4.5% and 6.25% per annum, respectively. On February 4, 2021, the Company entered into an amendment of the First Lien Term Loan, pursuant to which the applicable margin for the original portion of the First Lien Term Loan has been amended to 3.25% per annum.
For the years ended December 31, 2019 and 2020, interest expense (excluding amortization of deferred financing costs and discount) on the BOA Credit Facilities amounted to $109.4 million and $85.5 million, respectively.
In relation to the execution and various amendments of the BOA Credit Facilities, the Company incurred financing costs amounting to $10.2 million and $8.1 million for the years ended December 31, 2019 and 2020, respectively, which was deferred and presented as a reduction of the outstanding term loan balance in the Consolidated Balance Sheets. Any capitalized financing costs and together with any discount on the proceeds on the Credit Facilities will be amortized over the term of the Credit Facilities using the effective interest method. For the years ended December 31, 2019 and 2020, the amortization of the deferred financing costs and discount amounted to $5.6 million and $6.6 million, respectively, which is included in Interest expense in the Consolidated Statements of Operations.
On January 30, 2020, the Company performed an analysis of the changes in the fair value of future cash flows related to the outstanding balances of lenders under the Second Lien Term Loan and that became a lender in the Additional First Lien Term Loan to determine whether each lender transaction qualifies either as a modification or extinguishment of the loan. For transactions deemed to be a loan modification, the related financing costs paid directly to the lenders were capitalized in addition to the existing unamortized balance of deferred financing costs. The balance of unamortized discount on proceeds of the Second Lien Term Loan were not written-off and is amortized over the relevant term of the loan. For the subject Second Lien Term Loan lenders, the payment of the outstanding Second Lien Term Loans was

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
10.   CREDIT AGREEMENTS (Continued)
deemed to be a modification, as a conversion to First Lien Term Loans. Third party costs incurred as part of these transactions are expensed in the Consolidated Statement of Operations. For the year ended December 31, 2020, the Company incurred loan modification fees of $1.2 million related mainly to third party fees and are included in Loss on modification and extinguishment of loan in the Consolidated Statements of Operations.
For the portion of the Second Lien Term Loan transactions whereby the lenders were ultimately paid out and were deemed to be an extinguishment, the related balance of unamortized deferred financing costs and related discounts on proceeds of the Second Lien Term Loans were written-off and included in the determination of the loss on extinguishment of loan, which amounted to $4.4 million for the year ended December 31, 2020 and are included in Loss on modification and extinguishment of loan in the Consolidated Statements of Operations.
Indebtedness under the Credit BOA Facilities is guaranteed by the Company’s wholly-owned subsidiary, ABG Intermediate Holdings 1 LLC and its current and future wholly-owned domestic subsidiaries (on a joint and several basis) subject to exceptions for any excluded subsidiaries, and is secured by security interests in substantially all of the Company’s existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, if any, and cash proceeds from the sale any of the foregoing. As of December 31, 2019 and 2020, the Consolidated Balance Sheets present substantially all of the assets of ABG Intermediate Holdings 1 LLC and its current and future wholly owned subsidiaries except for cash owned by the parent company amounting to $6.7 million and $6.9 million, respectively. In addition, it excludes the $119.1 million total assets as of December 31, 2020 of ABG SPV 1 which is not covered by the terms of the Credit Facilities but covered under a separate credit facility. The BOA Credit Facilities also include a financial covenant, which if not met may restrict the Company’s future ability to draw additional funds from the facility.
SPV Term Loan
On August 31, 2020, ABG SPV 1 entered into a $600.0 million SPV Term Loan with the SPV 1 Lenders, with Wilmington Trust, National Association, as agent. On the same date, the Company availed of $46.9 million to fund a portion of its share of the purchase price paid for the acquisition of BB Brand and the investment in BB RE (See Note 3). The outstanding loan under the SPV Term Loan carries a 7% interest per annum and has a due date of August 31, 2025.
The Company has the right to prepay any outstanding amount under the SPV Term Loan subject to certain conditions. The SPV1 Credit Agreement also includes a mandatory payment provision based on the ABG SPV 1’s Excess Cash Flow (as defined). As of December 31, 2020, the estimated required mandatory payment to be made by ABG SPV 1 in 2021 amounts to $3.8 million, presented as part of the Current portion of term loans. For the year ended December 31, 2020, interest expense (excluding amortization of deferred financing costs and discount) on the SPV Term Loan amounted to $1.1 million.
In relation to the execution of the SPV Term Loan, the Company incurred financing costs of $1.1 million as of December 31, 2020 which was deferred and presented as a reduction of the outstanding term loan balance in the Consolidated Balance Sheets. Any capitalized financing costs and together with any discount on the proceeds on the SPV Term Loan will be amortized over the term of the SPV Term Loan using the effective interest method. For the years ended December 31, 2020, the amortization of the deferred financing costs and discount amounted to $0.3 million which is included in Interest expense in the Consolidated Statements of Operations.
Indebtedness under the SPV Term Loan is guaranteed by ABG SPV 1 and is secured by security interests in substantially all of the ABG SPV 1’s existing and future property and assets, including accounts

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
10.   CREDIT AGREEMENTS (Continued)
receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, if any, and cash proceeds from the sale any of the foregoing, except excluded assets (as defined).
Summary Information on Credit Agreements
The following summarizes the outstanding loan balances under the BOA Credit Facilities and SPV Term Loan as of December 31, 2019 and 2020:
	2019	2020
	BOA Credit Facilities	BOA Credit Facilities	SPV Term Loan	Total
	(in thousands)
Principal balance of Term Loans	$1,581,482	$1,796,405	$46,875	$1,843,280
Less: Unamortized discount	7,281	8,774	2,573	11,347
Balance of Term Loans, net of discount	1,574,201	1,787,631	44,302	1,831,933
Less: Unamortized deferred financing costs	17,889	18,278	1,036	19,314
	1,556,312	1,769,353	43,266	1,812,619
Amount presented as current	5,286	74,000	3,800	77,800
Amount presented as long-term	$1,551,026	$1,695,353	$39,466	$1,734,819
Minimum required annual payments of the outstanding loans under the BOA Credit Facilities and the SPV Term Loan in the next five years are as follows (in thousands):
Years Ending December 31,	BOA Credit Facilities	SPV Term Loan	Total
2021	$74,000	$3,800	$77,800
2022	2,000	11,800	13,800
2023	2,000	10,800	12,800
2024	1,718,405	12,200	1,730,605
2025	—	8,275	8,275
Total	$1,796,405	$46,875	$1,843,280
11.   DEFERRED COMPENSATION—PHANTOM EQUITY INCENTIVE PLAN
On August 9, 2019, the Company settled all of the outstanding units related to an old phantom equity incentive plan and paid cash to the holders totaling $13.7 million. For the period from January 1, 2019 to August 9, 2019, the deferred compensation related to the notional units under the old phantom equity incentive plan included in Payroll and consulting in the Consolidated Statements of Operations amounted to $0.7 million.
On the same date, the Company granted a total of 408,865 Restricted Class A Notional Units and 18,186 Restricted Class K Notional Units to certain employees (“Class A and Class K Notional Units”). On January 29, 2020, the Company granted a total of 350,000 Class L Notional Units to certain employees. The following summarizes the movements in notional units granted for the years ended December 31, 2019 and 2020:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
11.   DEFERRED COMPENSATION—PHANTOM EQUITY INCENTIVE PLAN (Continued)
	2019			2020
	Restricted			Restricted
	Class A	Class K	Total	Class A	Class K	Class L	Total
	(in thousands)
Balance in Units:
At the beginning of the year	—	—	—	406.5	17.3	—	423.8
Granted during the year	408.9	18.2	427.1	—	—	350.0	350.0
Forfeited during the year	(2.4)	(0.9)	(3.3)	(0.7)	(0.6)	(69.8)	(71.1)
At the end of the year	406.5	17.3	423.8	405.8	16.7	280.2	702.7
As of December 31, 2020, the total number of outstanding vested and unvested notional units was 285,871 and 416,905, respectively.
The notional units granted are subject to a combination of time and performance vesting. Approximately 73.3% to 80% of the Class A and Class K Notional Units are subject to time vesting, generally 20.0% for each year of service. The remaining 20% to 26.7% of the Class A and Class K Notional Units are subject to a performance condition and will only vest when and if the Company’s majority common unit holder realizes a specified minimum return on its investment. Approximately 50% of the Class L Notional Units are subject to time vesting, generally 5% for each year of service. The remaining 50% of the Class L Notional Units are subject to a performance condition and will only vest when and if the Company’s majority common unit holder realizes a specified minimum return on its investment.
Compensation expense related to the notional units is measured based on the estimated grant date fair value of the notional unit and is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition. The Company accounts for forfeitures related to employee resignation when they occur. For the period from August 9, 2019 to December 31, 2019 and for the year ended December 31, 2020, the deferred compensation expense related to the notional units included in Payroll and consulting in the Consolidated Statements of Operations amounted to $4.8 million and $2.1 million, respectively. As of December 31, 2020, the Company determined that the condition for the awards subject to performance condition has not yet been met.
The potential liability associated with vested notional units was remeasured based on the estimated fair value of the notional units as of December 31, 2019 and 2020. For the years ended December 31, 2019 and 2020, the change in the fair value of the deferred compensation liability was $0.6 million and $1.3 million, respectively, recognized as Payroll and consulting in the Consolidated Statements of Operations.
As of December 31, 2020, unrecognized compensation expense related to unvested notional units subject to time vesting amounted to $3.2 million and will be recognized over a weighted average period of 2.8 years.
The estimated fair values of the notional units were calculated using an option pricing model. The significant assumptions used in the estimate of fair values include: 1) the estimated business enterprise value of the Company which employs both market and income approaches and considers comparable companies, estimated future cash flows and the weighted average cost of capital; 2) expected volatility based on comparable companies of 29.6% as of August 9, 2019, 27.2% as of January 29, 2020 and 52.0% as of December 31, 2020; and 3) risk free interest rate of 1.63% as of August 9, 2019, 1.33% as of
January 29, 2020 and 0.09% as of December 31, 2020. All these inputs are considered Level 3 inputs. The estimated fair values of a Restricted Class A Notional Unit as of August 9, 2019, December 31, 2019 and December 31, 2020 are $25.60, $28.80 and $33.31, respectively. The estimated fair values of a Restricted

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
11.   DEFERRED COMPENSATION—PHANTOM EQUITY INCENTIVE PLAN (Continued)
Class K Notional Unit as of August 9, 2019, December 31, 2019 and December 31, 2020 are $4.51, $6.39 and $10.27, respectively. The estimated fair values of Class L Notional Units as of January 29, 2020 and December 31, 2020 is $5.67 and $10.27, respectively.
12.   REDEEMABLE NON-CONTROLLING INTEREST
Redeemable non-controlling interest relates to the minority interest of Promenade Trust in ABG EPE IP LLC (“EPE IP”) and Elvis Presley Enterprises LLC (“EPE LLC”) and the minority interest of The Ali Family Trust in Muhammad Ali Enterprises LLC (“MAE”).
Both the operating agreements of Promenade Trust and The Ali Family Trust include a put option whereby both trusts, at their option, have the right to require the Company to buy back their interest at fair value at any time with respect to The Ali Family Trust, and commencing on June 21, 2015 with respect to Promenade Trust. Under relevant accounting guidance, ownership interests which include features that permits the non-controlling interest holders, at their option, to deliver the ownership interests to the Company in exchange for cash is considered redeemable equity. Accordingly, the Non-controlling interest is presented in the mezzanine section (between liabilities and equity) of the Company’s Consolidated Balance Sheets and is referred to as Redeemable non-controlling interest, which will be subject to revaluation at each balance sheet date to reflect its maximum redemption amount.
The estimated fair value of Redeemable non-controlling interest as of December 31, 2019 and 2020, is $25.4 million and $21.9 million, respectively. The estimated fair values were determined using the discounted cash flow method. Significant assumptions used in estimating the fair value of the non-controlling interest includes the estimate of future revenue, future expenses and weighted average cost of capital. The movement in the balances of Redeemable non-controlling interest are presented in the Consolidated Statements of Redeemable Non-Controlling Interest and Members’ Equity.
13.   MEMBERS’ EQUITY
Classes of Members’ Equity
Members’ equity consists of various classes of common units. As of December 31, 2020, there are 105,964,639 common units outstanding and there are no preferred units outstanding. The following summarizes the movements of common units granted for the years ended December 31, 2019 and 2020:
	2019
	Fully Vested Units	Units Subject to Vesting
	Class A, B, F, G, H and I	Old Class K	Class J	Restricted A	Class K	Total
	(in thousands)
Balance in Units:
At the beginning of the year	82,259	6,072	300	—	—	88,631
Issued/Granted during the year	55	—	—	—	2,986	3,041
Conversion of Old Class K and Class J to A	423	(331)	(300)	—	—	(208)
Conversion of Old Class K to Restricted A	—	(5,741)	—	3,122	—	(2,619)
Units Repurchased	(55)	—	—	—	—	(55)
At the end of year	82,682	—	—	3,122	2,986	88,790

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
13.   MEMBERS’ EQUITY (Continued)
	2020
	Fully Vested Units	Units Subject to Vesting
	Class A, B, F, G, H and I	Restricted A	Class K	Class L	Total
	(in thousands)
Balance in Units:
At the beginning of the year	82,682	3,122	2,986	—	88,790
Granted during the year	—	—	—	17,792	17,792
Forfeited during the year	—	(40)	(35)	(542)	(617)
At the end of year	82,682	3,082	2,951	17,250	105,965
As of December 31, 2019 and 2020, fully vested units consist of 78,511,589 Class A units, 1,472,077 Class B units, 94,369 Class F units, 1,016,032 Class G units, 346,560 Class H units and 1,241,725 Class I units.
As of December 31, 2020, the total number of outstanding vested and unvested Restricted A, Class K and Class L units was 5,193,944 and 18,088,335, respectively.
Profit or loss is allocated among common unit-holders pro rata in accordance with each member’s respective capital balance.
Distributions of available cash are made to the members at such times as are determined by the Board of Directors of the Company in accordance with the following priorities:
•
first, to the members in proportion and to the extent of the members’ unpaid preferred return as of the date of such distribution;

•
second, to the members in proportion and to the extent of the members’ unreturned preferred capital as of the date of such distribution; and

•
thereafter, to the members holding common units pro rata in accordance with their common unit percentages and applicable distribution thresholds.

On August 9, 2019, certain of the Company’s common unit holders sold a total of 34,203,125 Class A units to other third-parties. This transaction is a transaction among the common unit holders and did not have any accounting implication on the Company’s Consolidated Financial Statements. Of the total Class A units sold, a total of 6,874,056 Class A units were held by certain employees. These certain employees used to own various classes of common units. In order to complete the sale of the Class A units, the following transactions were undertaken by the Company to convert these various classes of common units held by certain employees to Class A units and acceleration of the related vesting as follows:
•
Accelerated the vesting of the 31,250 unvested Class J Units issued to a certain employee in 2016 which resulted in additional compensation expense of $0.1 million recognized as part of Payroll and consulting in the Consolidated Statement of Operations for the year ended December 31, 2019, based on the estimated fair value of each Class J Unit of $3.14 determined on the grant date.

•
Accelerated the vesting of 2,125,192 of the total 6,071,976 Class K Units issued to certain employees in 2018 which resulted to an additional compensation expense of $1.1 million recognized as part of Payroll and consulting in the Consolidated Statement of Operations for the year ended December 31, 2019, based on the estimated fair value of each Class K Unit of $3.08 determined on the grant date.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
13.   MEMBERS’ EQUITY (Continued)
•
Conversion of certain classes of fully vested outstanding common units totalling to 7,047,900 units, to 6,874,056 Class A Units. Majority of these classes of common units have the same estimated fair value as the Class A Units and did not result in any incremental compensation expense except for certain Class K Units. The conversion of the 331,250 fully vested Class K units is deemed to be a modification of the original grant. An incremental compensation expense of $0.7 million was recognized as part of Payroll and consulting in the Consolidated Statement of Operations for the year ended December 31, 2019, determined based on the difference between the total estimated fair value of the Class K Units as of July 31, 2019 compared to the total estimated fair value of Class A Units received upon conversion as of August 9, 2019.

In addition, the following transactions were undertaken by the Company on August 9, 2019:
•
Conversion of the remaining outstanding 5,740,727 Class K Units to 3,089,228 Restricted Class A Units. The terms of the outstanding Class K units included a benchmark amount of $14.78 per unit before the holders of these units share in the Company’s distributions. The converted Restricted Class A were converted at a ratio of 1.00:0.5 and each Class A unit has no benchmark if the holders of the previous Class K units did not sell any Class Units as part of the shareholder transaction and a benchmark of $32.00 per unit if the holder of the previous Class K units sold a portion of their Class K units as part of the shareholder transaction. The conversion of these units is deemed to be a modification of the original grant and did not result to an incremental compensation expense. The accelerated vesting of the Class K Units as of August 9, 2019 resulted to an additional compensation expense of $1.4 million recognized in the Consolidated Statement of Operations for the year ended December 31, 2019 based on the estimated fair value of each Class K Unit of $3.08 determined on the grant date. The unvested portion of the converted Restricted Class A Units will be subject to vesting conditions. Approximately 73.3% to 80% is subject to time vesting, generally 15% to 20% per year and the remaining 20% to 26.7% of the units are subject to a performance condition and will only vest when and if certain of the Company’s common unit holders, as defined in the agreement, realizes a specified minimum return on its investment. Compensation expense is determined based on estimated fair value of the Restricted Class A Units as of August 9, 2019 and is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition.

•
Granted a total of 2,985,816 New Class K Units to certain employees, which is subject to vesting conditions. Approximately 73.3% is subject to time vesting, generally 33% per year and the remaining 26.7% of the units are subject to a performance condition and will only vest when and if certain of the Company’s common unit holders, as defined in the agreement, realizes a specified minimum return on its investment. Compensation expense is determined based on estimated fair value of the New Class K Units as of August 9, 2019 and is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition.

On January 29, 2020, the Company granted a total of 17,792,266 New Class L Units to certain employees, which is subject to vesting conditions. Approximately 50.0% is subject to time vesting, generally 5.0% per year and the remaining 50.0% of the units are subject to a performance condition and will only vest when and if a sale of certain common units at a price exceeding a specified threshold, as defined in the agreement as a qualifying sale event, has been consummated. Compensation expense is determined based on estimated fair value of the New Class L Units as of January 29, 2020 and is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
13.   MEMBERS’ EQUITY (Continued)
Compensation expense included in Payroll and consulting in the Consolidated Statement of Operations related to the units granted in August 2019 and January 2020 amounted to $8.6 million during the period from August 9, 2019 to December 31, 2019 and $27.1 million for the year ended December 31, 2020. As of December 31, 2020, unrecognized compensation expense related to the unvested units amounts to $54.0 million and will be recognized over a weighted average period of 4.7 years.
The estimated fair values of the various classes of common units were determined on the respective grant dates—August 9, 2019 and January 29, 2020. In determining the estimated fair value of the common units, the following significant assumptions were used, among others, 1) the estimated business enterprise value of the Company which employs both market and income approaches and considers comparable companies, estimated future cash flows and the weighted average cost of capital; 2) expected volatility based on comparable companies of 29.6% as of August 9, 2019 and 27.2% as of January 29, 2020; and 3) risk free interest rate of 1.63% as of August 9, 2019 and 1.33% as of January 29, 2020. All these inputs are considered Level 3 inputs. The estimated fair values of the Restricted Class A Units and the New Class K Units as of August 9, 2019 was $25.60 per unit and $4.51 per unit, respectively. The estimated fair value of the New Class L Units as of January 29, 2020 was $5.67.
Limited Liability of the Members
The members of the Company do not have any liability in excess of (1) the amount of any contribution previously made by such member, (2) such member’s share of any assets and undistributed profits of the Company, and (3) the amount of any wrongful distribution to such member, if, and only to the extent, such member has actual knowledge (at the time of the distribution) that such distribution is made in violation of the Delaware Limited Liability Act.
Redeemable Members’ Equity
On December 17, 2015, the Company issued 4,413,666 common units as part of its acquisition of the Shaq Brand. Pursuant to the Membership Interest Purchase Agreement (“MIPA”), the common units issued include 1,544,783 Shaq Eligible Units which are subject to a put right whereby the Shaq Sellers can put these Shaq Eligible Units, in full or partially for an amount equal to $12.0 million or the then current fair market value of the Shaq Eligible Units but not to exceed $14.1 million commencing on December 17, 2016 until December 17, 2020. The Company also has a call right with respect to the Shaq Eligible Units which can be exercised upon the earlier of a) consummation of a Sale Transaction as defined in the MIPA, b) December 17, 2016 until December 17, 2020 and c) 30 days after the partial exercise by the Shaq Sellers of the put right. Pursuant to the call right provisions, the Company can require the Shaq Sellers to sell the Shaq Eligible Units at amount equal to $14.1 million. The MIPA also provides that upon exercise of the put right by the Shaq Sellers or the call right by the Company, either party may elect, in lieu of the Company paying any amounts required under the put or call exercise, to have any amounts due applied against the outstanding Shaq Sellers Loan (See Note 7).
Under relevant accounting guidance, ownership interests which include features that permits the holders, at their option, to deliver their outstanding interests to the Company in exchange for cash is considered redeemable equity. The Shaq Eligible Units are presented in the mezzanine section (between liabilities and equity) in the Consolidated Balance Sheets and is referred to as Redeemable members’ equity, which will be subject to revaluation at each balance sheet date to reflect its maximum redemption amount. Pursuant to the MIPA, the Shaq Sellers Loan (See Note 7) can be applied to the Shaq Eligible Units upon exercise of the put or call rights. On September 27, 2017, the Company and the Shaq Sellers entered into a Partial Redemption Agreement whereby the Shaq Eligible Units will be redeemed by applying the balance of the Shaq Sellers Loan on December 17, 2021. As of December 31, 2019 and 2020, balance of Shaq Sellers Loan of $13.4 million, was presented as an offset to the Redeemable Members’ Equity.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
13.   MEMBERS’ EQUITY (Continued)
Non-controlling Interest
As of December 31, 2020, the following are the non-controlling interest shareholders in certain subsidiaries of the Company:
•
Draw A Circle LLC (“DAC”) owns a minority interest in each of MAE, EPE IP and EPE

•
Mine O’Mine, LLC (“MOM”) owns a minority interest in ABG-Shaq, LLC

•
Julius Erving, Dr. J Enterprises, LLC and two other entities own a minority interest in ABG-Dr. J, LLC

•
TSM Designs LLC owns a minority interest in ABG-Thalia

•
GWSE owns a minority interest in ABG-Shark

•
Neil Lane, Neil Lane Enterprises, Inc. and Neil A. Lane, Inc. own a minority interest in ABG-Lane

•
DSW owns a minority interest in ABG-Camuto

•
JW HHG LLC and SB360 Capital Partners own minority interests in HHG Ipco

•
HISH, LLC owns a minority interest in ABG-Volcom, LLC (See Note 3)

•
LCP LB, LLC, Restore Capital (LKY), LLC, Clover Holdings II, LLC, owns minority interests in ABG Lucky (See Note 3)

•
Simon BB Ipco Holdings LLC, owns minority interest in BB Ipco, LLC (See Note 3)

•
GEI VIII ABG Aggregator, BL Orion III (B)LP, General Atlantic (AB) Collections (Parallel), LP, HMR Aero IPCO, LLC, JRP ABG Aggregator LP, owns minority interests in ABG SPV1

•
Bolt Financial, Inc., owns minority interest in ABG-AP, LLC (newly formed entity with no operations)

The share of the operating results attributable to non-controlling interest shareholders in the relevant subsidiaries is based on their ownership interest, subject to certain provisions of the applicable operating agreements.
14.   INTEREST EXPENSE
Interest expense for the years ended December 31 consists of the following:
	2019	2020
	(in thousands)
Interest on term loans	$109,406	$85,956
Amortization of deferred financing costs and discount on term loans	5,567	6,608
Interest expense related to the repayable portion of Tilray Agreement	4,320	—
Unrealized loss on the fair value of derivative related to the interest rate cap agreement	1,002	13
Unused credit facility fee and other	422	681
	$120,717	$93,258

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
15.   OTHER INCOME (EXPENSE)
Other income, net for the years ended December 31 consists of the following:
	2019	2020
	(in thousands)
Rent expense related to office premises not used in operations, net of sublease income (See Note 18)	$(1,734)	$(777)
(Impairment) Gain on termination of lease agreement – not used in business operations	(3,157)	2,427
Gain on termination of lease agreement – used in business operations	2,439	—
Equity shares received as dividends (See Note 17)	1,491	—
Cash dividends received (See Note 17)	3,804	40
Net gain on sale of Trademark	—	41
Others	(123)	13,072
	$2,720	$14,803
For the year ended December 31, 2020, included in the Others category of $13.1 million are: (1) $3.0 million related to fees earned on advisory services provided to a third party; (2) $6.3 million related to income from advisory services agreement and, (3) $2.2 million related to collection fee earned on the collection of the Lucky Creditors’ trade receivables (see Note 3).
For the year ended December 31, 2019, the $0.1 million in Others category includes reimbursement paid to SPARC for relocation of Nautica facility amounting to $3.3 million and other expenses of $2.1 million, offset by $5.3 million fee earned on a potential acquisition that did not materialize.
16.   INCOME TAXES
The provision for income tax is comprised of the following:
	2019	2020
	(in thousands)
Current provision:
Federal	$10,308	$4,903
State and local	6,789	4,220
Foreign	8,298	6,338
	$25,395	$15,461
Deferred provision (benefit):
Federal	$(4,952)	$6,422
State and local	(1,705)	4,891
Foreign	—	—
	$(6,657)	$11,313
Total provision (benefit):
Federal	$5,356	$11,325
State and local	5,084	9,111
Foreign	8,298	6,338
	$18,738	$26,774

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
16.   INCOME TAXES (Continued)
Foreign income tax relates to the taxes withheld from payments of the Company’s foreign licensees. As certain of the Company’s subsidiaries are not entitled to claim foreign withholding as credits or deductions for tax purposes, these withholding taxes are recognized as current foreign tax expense in the Consolidated Statements of Operations.
A reconciliation of the statutory income tax rate to the effective tax rate for each of the years ended December 31 is as follows:
	2019	2020
Statutory rate	21.0%	21.0%
State and local income taxes, net of federal benefit	3.3%	2.9%
Foreign earnings	(0.1)%	0.0%
Non-deductible expenses	0.5%	0.6%
Foreign withholding tax	5.8%	2.5%
Valuation allowance	(0.9)%	0.0%
LLC flow-through structure	(13.3)%	(16.4)%
Effective tax rate	16.3%	10.7%
The Company’s effective rate differs from the federal statutory rate of 21% primarily as a result of certain permanent differences. In addition, the Company is taxed as a partnership and therefore the net earnings and losses of the Company are passed through to its members and it is the obligation of its members to pay any related income taxes. Certain of the Company’s subsidiaries are corporations for which federal and state current and deferred income taxes (benefit) have been provided. In addition, the City of New York requires partnerships to file an Unincorporated Business Tax (“UBT”) Return, based on net income.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes.
Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:
	2019	2020
	(in thousands)
Deferred tax assets:
Accruals	$10,920	$1,147
Deferred revenue	1,916	1,583
Net operating loss carryforward	1,199	1,067
Lease liabilities	10,487	8,199
Foreign tax credits and others	737	—
Deferred tax assets before valuation allowance	25,259	11,996
Less: Valuation allowance	(1,851)	(1,018)
	$23,408	$10,978
Deferred tax liabilities:
Intangible assets	$90,556	$90,808
Right of use asset	9,034	7,659

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
16.   INCOME TAXES (Continued)
	2019	2020
	(in thousands)
Unremitted earnings	575	576
	$100,165	$99,043
Net deferred tax liability	$76,757	$88,065
Presented as follows:
Deferred tax assets—noncurrent	$843	$921
Deferred tax liabilty—noncurrent	$77,600	$88,986

As of December 31, 2020, the Company has no federal net operating loss carryforward. The Company has state net operating loss carryforwards ranging from approximately $0.4 million to $4.9 million which will expire between 2022 through 2033.
As of December 31, 2020, the Company has Canadian net operating loss carryforwards of approximately $2.6 million which will expire between 2029 through 2035. In addition, the Company has foreign tax credits of approximately $2.7 million which will expire from 2021 through 2024.
In assessing the realizability of deferred tax assets, Management considers whether it is more-likely-than-not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies and projected future taxable income in determining whether a valuation allowance is warranted. As of December 31, 2020, all deferred tax assets and liabilities were classified as non-current in accordance with ASU 2015-17, Income Taxes (Topic 740) Balance Sheet Classification of Deferred Taxes.
As of December 31, 2019 and 2020, a full valuation allowance has been provided on deferred tax assets on foreign net operating loss carryforward. In addition, as of December 31, 2020, a full valuation allowance was provided on the Company’s foreign tax credits. The Company provided these valuation allowances because the realizability of the deferred tax benefits was not considered to be “more likely than not.”
The Company has recorded US Income tax expense for foreign earnings, as such earnings are not permanently reinvested outside United States and the Company intends to repatriate those earnings in the near future. There are no cumulative undistributed foreign earnings as of December 31, 2020.
The Company applies the FASB’s provision for uncertain tax positions. The Company utilizes the two-step process to determine the amount of recognized tax benefit. For tax positions meeting the more likely than not threshold, the amount recognized in the Consolidated Financial Statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company recognizes interest and penalties associated with certain tax positions as a component of income tax expense.
The Company’s reserve for unrecognized tax benefits, including estimated interest was $3.1 million and $4.9 million as of December 31, 2019 and 2020, respectively, and are included in the Accounts payable and accrued liabilities in the Consolidated Balance Sheets. The Company recorded an additional provision for the years ended December 31, 2019, and 2020, including interest, of $0.4 million and $0.6 million, respectively.
The following is a reconciliation of the unrecognized tax benefits for the years ended December 31:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
16.   INCOME TAXES (Continued)
	2019	2020
	(in thousands)
Balance at the beginning of the year	$1,664	$3,071
Additions based on tax positions related to:
Current year	—	—
Prior year	1,407	3,258
Reduction due to settlement	—	(1,433)
Balance at the end of the year	$3,071	$4,896
The Company files U.S., state, city and foreign income tax returns in jurisdictions with various statutes of limitations. Certain subsidiaries of the Company received notifications from federal, state and city for examination of the subsidiaries’ tax returns. The filing jurisdictions with open tax years are U.S. Federal from 2017 through 2019, U.S. State and Local from 2016 through 2019 and non-US from 2017 through 2019.
17.   RELATED PARTY TRANSACTIONS
Management Fee Expense
Pursuant to the terms of the Company’s Amended and Restated LLC Agreement, the Company pays management fees to the following members of the Company: Leonard Green & Partners, LLC, Lion Capital LLP, starting May 2016 and General Atlantic Service Company, LLC, starting September 2017. Effective August 2019, the management agreement with Leonard Green & Partners, LLC, Lion Capital LLP and General Atlantic Services Company, LLC were terminated. Total management fees paid to these members during the year ended December 31, 2019 was $0.7 million.
Transactions with EPE Inc. and Affiliates
For the year ended December 31, 2019, the Company received dividends from EPE Inc. and affiliates amounting to $3.8 million. For the year ended December 31, 2020, dividends received from EPE Inc. and affiliates is not significant (see Note 15).
Transactions with Certain Members—Consultant Agreement with PRP and Parrithon
The Company has a consultant agreement with PR Partners, Inc. and Parrithon, Inc. (“Shaq Consultants”), members of the Company, pursuant to which they provide the Company services related to sourcing and negotiating agreements for the exploitation of the Shaq brand and other brands owned by the Company, liaising with Shaquille O’Neal and assisting in the oversight and management of the Shaquille O’Neal business and other similar services as requested by the Company. As compensation, the Shaq Consultants receive a percentage of the net revenues (as defined) generated by the related brands. For the years ended December 31, 2019 and 2020, the consultant fees earned by the Shaq Consultants amounted to $1.7 million and $1.8 million, respectively, and are included in General and administrative expenses in the Consolidated Statements of Operations.
Transactions with SPARC
The Company entered into four license agreements with SPARC pursuant to which, SPARC was given the right to sell products bearing the Aeropostale®, Nautica®, Lucky® and Brooks Brothers® brands in their wholesale, retail and ecommerce operations in the US. These license agreements require SPARC to pay

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
17.   RELATED PARTY TRANSACTIONS (Continued)
the Company a royalty based on their net sales of the products bearing the abovementioned brands (as defined in the individual license agreements). This also includes an arrangement whereby the Company pays SPARC a “Know-How” fee as compensation for the assistance provided by SPARC to the Company’s third-party licensees who are manufacturing inventories using SPARC’s design and specifications. For the years ended December 31, 2019 and 2020, the total Licensing revenue generated from the SPARC license agreements amounted to $27.9 million and $36.4 million, respectively, and for the years ended
December 31, 2019 and 2020, Know-How fee (included in the General and administrative expenses in the Consolidated Statements of Operations) incurred amounted to $4.1 million and $4.0 million, respectively. The Company also earns commissions and fees related to the purchases made by its third-party licensees through SPARC’s procurement operations. For the years ended December 31, 2019 and 2020, the commission and fees earned by the Company amounted to $3.3 million and $2.8 million, respectively and is recognized as Commission and other income in the Consolidated Statements of Operations. For the years ended December 31, 2019 and 2020, the Company reimbursed SPARC for marketing expenses incurred for the promotion of the abovementioned brands which amounted to $7.0 million and $3.9 million, respectively.
As of December 31, 2019 and 2020, the outstanding accounts receivable balance from SPARC amounted to $6.7 million and $5.7 million respectively. As of December 31, 2019 and 2020, the outstanding accounts payable balance to SPARC amounted to $0.7 million and $0.8 million, respectively.
SPARC leases certain office spaces from the Company which will end of November 30, 2021. Rent income related to these subleases amounted to $3.1 million, and $3.4 million, respectively, for the years ended December 31, 2019, and 2020, respectively (See Note 18) and are included in Other income, net in the Consolidated Statements of Operations.
Transactions with F21 Ipco
The Company manages the licensing operations of F21 Ipco and earns a management fee. For the year ended December 31, 2020, management fees earned by the Company amounted to $9.4 million and is recognized as Commission and other income in the Consolidated Statements of Operations.
License Agreement with Volcom Opco
The Company entered into a license agreement with Volcom Opco (see Note 3) effective April 2019, pursuant to which, Volcom Opco was given the right to sell goods bearing the Volcom® brand in their wholesale, retail and e-commerce operations. The license agreement also includes a provision that requires the Company to reimburse Volcom Opco for certain marketing costs. For the years ended December 31, 2019 and 2020, the total Licensing revenue generated from the Volcom license agreement amounted to $10.6 million and $14 million, respectively. For the years ended December 31, 2019 and 2020, marketing costs incurred amounted to $1.4 million and $0.8 million, respectively.
Transaction with SPV 1 Lenders
ABG SPV 1 entered into SPV Term Loan with SPV 1 Lenders (see Notes 3 and 10). The net proceeds from the abovementioned term loan amounted to $44.1 million net of an original issue discount of $2.8 million, which the SPV 1 Lenders contributed to ABG SPV 1 in exchange for 15% ownership interest. For the period ended December 31, 2020, interest expense related to this loan was $1.1 million which was paid in full as of December 31, 2020.
18.   COMMITMENTS AND CONTINGENCIES
Operating Leases
As of December 31, 2020, the Company has two existing lease agreements for its office premises in New York City. These leases expire on June 30, 2030 and February 28, 2025 with an extension option for

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
18.   COMMITMENTS AND CONTINGENCIES (Continued)
another 5-year term, subject to certain conditions. These leases contain escalation clauses which increases the rent over the term of the lease.
One of the office premises that is not used for the Company’s operations is subleased to both a third party and SPARC (See Note 17). These subleases expire on November 30, 2021 and June 29, 2028. These subleases contain escalation clauses which increases the sublease income over the term of the lease.
On September 1, 2020, the Company’s lease agreement for an office space in New Jersey which was not used in the Company’s operations was terminated. The ROU Assets related to this office space has been fully impaired in 2019. Under the terms of the termination, the Company paid the landlord a total of $1.8 million (including related fees incurred) to exit from the lease. This resulted in a gain on the termination of lease agreement of $2.4 million, presented as part of Other income, net in the Consolidated Statements of Operations (See Note 15).
Minimum annual rental payments, net of minimum sublease income due or receivable over the term of the leases as of December 31, are as follows (in thousands):
	Annual Rental Payments	Sublease Income	Rental Payments
2021	$10,717	$6,878	$3,839
2022	11,092	3,250	7,842
2023	11,217	3,250	7,967
2024	11,217	3,250	7,967
2025	11,499	3,250	8,249
Thereafter	40,826	8,125	32,701
	$96,568	$28,003	$68,565
The Company has a short-term lease of a retail space in New York City. The Company paid $0.2 million of rent in 2020. In January 2021, the lease was amended to extend the term up to December 31, 2021. This lease amendment will increase the Company’s minimum lease payments by $1.8 million in 2021.
Total rent expense (determined on a straight-line basis) for the office and retail premises used in operations was $4.8 million and $6.3 million (net of $0.5 million of sub lease income) for the years ended December 31, 2019 and 2020, respectively, and are included in General and administrative expenses in the Consolidated Statements of Operations. Rent expense for the office premises not used in operations was $1.7 million and $0.8 million for the years ended December 31, 2019, and 2020, respectively, net of the rent income arising from the subleases of $5.2 million and $5.8 million for the years ended
December 31, 2019, and 2020, respectively, presented as part of Other income, net in the Consolidated Statements of Operations (See Note 15).
Licensing Expenses
The Company has entered into multiple licensing agreements with photographers, through which the Company is required to make minimum annual guaranteed payments. These licensing agreements give the Company the rights to use certain photographs of Marilyn Monroe.
The minimum guaranteed annual payments due over the term of the license agreements as of
December 31, are as follows (in thousands):

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
18.   COMMITMENTS AND CONTINGENCIES (Continued)
2021	$1,050
2022	388
2023	275
2024	275
2025	275
Thereafter	275
Total	$2,538
Distributions to Redeemable Non-controlling Interest
Under the terms of its operating agreements with the redeemable non-controlling interest members, the Company is obligated to make minimum annual distributions to such holders amounting to $1.1 million.
Normal Course Litigation
From time to time, the Company also becomes a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these currently pending routine matters will not have a material effect on the Company’s financial positions or future liquidity.
Global Corona Virus Outbreak
The outbreak of the novel corona virus (COVID 19) in many countries continues to adversely impact global commercial activities and has contributed to significant volatility in financial markets. The COVID 19 pandemic had a significant negative impact on the economic and market conditions around the world in 2020 and the negative impact is continuing in 2021. The impact of the COVID 19 pandemic continues to evolve and governments and other authorities, including where the Company’s licensees are operating, have imposed measures intended to control its spread, including restrictions on business operations, border closings, business closures, quarantine, density limitations and social distancing measures. Although licensees and consumers have been adapting to the COVID 19 pandemic and while consumer risk-tolerance is evolving, such adaptations and evolution may take time, and there is no guarantee that retail activity will return to pre-pandemic levels even once the pandemic subsides. While the Company believes that licensees are required to continue to pay royalties under their license agreements, the Company has agreed to and may continue to agree to certain deferral of payment or royalty abatement for certain licensees. As a result of the COVID 19 pandemic and these measures, the Company may experience material impacts including increase in provision for doubtful accounts due to changes in the assessment of the probability of collection of licensing revenue and impairment of the Trademarks and Goodwill as a result of changing cash flows generated.
19.   SUPPLEMENTAL CASH FLOW INFORMATION
Cash was paid during the years for the following:
	2019	2020
	(in thousands)
Interest expense	$109,919	$84,073
Income taxes	$14,358	$6,844

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
19.   SUPPLEMENTAL CASH FLOW INFORMATION (Continued)
Adjustments to reconcile net income to net cash flows from operating activities for the years ended December 31 are as follows:
	2019	2020
	(in thousands)
Realized loss (gain) on sale of equity investments	$93,877	$(410)
Gain from Tilray amendment	—	(37,148)
Gain on termination of lease agreements	(2,439)	(2,427)
Payment for the settlement of NJ lease	—	(1,763)
Lease incentive received from landlord for tenant improvements	—	6,708
Provision for doubtful accounts	—	2,892
Unrealized loss (gain) on equity investments	3,783	(1,368)
Depreciation and amortization	9,854	8,758
Noncash lease expense	2,223	373
Unrealized loss on the fair value of derivative related to the interest rate cap agreement	1,002	—
Equity shares received as dividend	(1,491)	—
Revaluation of contingent consideration	1,259	(2,918)
Impairment of Right of use asset	3,157	—
Impairment of Trademark	4,742	43,447
Loss on modification and extinguishment of loan	—	5,643
Deferred compensation and share-based expenses (non-cash)	24,836	30,494
Amortization of Deferred financing costs and discount on term loans	5,567	6,608
Noncash interest expense related to Profit participation liability	4,320	—
Payment of Contingent consideration	—	(3,170)
Deferred tax (benefit) expense	(6,553)	11,313
(Equity in net income) share in losses of investments accounted under the equity method	(8,142)	7,820
Distribution of income from investments accounted under the equity method	5,663	9,278
Others	(845)	(2,519)
	$140,813	$81,611
Changes in operating assets and liabilities for the years ended December 31 are as follows:
	2019	2020
	(in thousands)
Accounts receivable	$(4,669)	$3,580
Other current assets	(3,005)	10,393
Accounts payable and accrued liabilities	5,208	2,533
Deferred revenue	31,135	(37,718)
Other current liability	903	(4,246)
Other long term liabilities and others	(17,064)	—
	$12,508	$(25,458)

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
19.   SUPPLEMENTAL CASH FLOW INFORMATION (Continued)
Noncash investing and financing activities for the years ended December 31 are as follows:
	2019	2020
	(in thousands)
Distributions to Non-controlling interest treated as payment of Loan receivable (See Note 7)	$1,271	$308
Capital contributions of non-controlling interest members for their share of purchase price paid directly to the sellers (see Note 3)	$—	$77,273
Carrying amount of profit participation liability applied against a licensee’s outstanding receivable (See Note 2)	$—	$(5,292)
Revaluation of redeemable non-controlling interest	$(16,125)	$(3,938)
Present value of lease liabilities recognized (See Note 2)	$57,017	$—
Reclassification of above market lease and deferred rent liabilities (See Note 2)	$7,845	$—
Reclassification of trademark to Assets held for sale (See Note 4)	$5,649	$—
Equity shares received as proceeds from Profit participation liability	$140,558	$—
Equity shares received as dividends (See Note 17)	$1,491	$—
20.   SEGMENT AND GEOGRAPHICAL DATA
As of December 31, 2020, the Company’s Licensing segment which refers to brand management and licensing of the Company’s trademarks is the only reportable segment. The Company’s Chief Executive Officer is determined to be the Chief Operating Decision Maker (“CODM”) who has the ultimate responsibility for enterprise decisions. The CODM determines, in particular, resource allocation for, and monitors performance of the Licensing segment, which comprises substantially the consolidated enterprise. The CODM relies on internal management reporting that analyzes enterprise results to the net earnings level and operating segment results to the operating income level.
The Licensing reportable segment consists of several operating segments which are identified based on the Company’s organization structure where each operating segment are assigned a separate segment manager and has discrete financial information. Each of the operating segments are involved in the brand management and licensing of a group of the Company’s various trademarks.
The various operating segments were aggregated to a single reportable segment, the Licensing segment. The Company determined that each of the operating segments have similar economic characteristics, similar services, similar processes, similar customer types and nature of granting licensees access to the intellectual properties that supports the aggregation of these operating segments.
The accounting policies of the Licensing segment are the same as those described in Note 2, Significant Accounting Policies. Revenues and expenses that can be specifically identified to Licensing segment are included in the operating results of the Licensing segment. Any expenses that cannot be identified to the Licensing segment are included in Corporate.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
20.   SEGMENT AND GEOGRAPHICAL DATA (Continued)
Selected information related to the reportable segments are as follows:
	Licensing	Corporate	Total
	(in thousands)
For the year ended December 31, 2019:
Total revenue	$480,388	$—	$480,388
Depreciation and amortization	$9,854	$—	$9,854
Operating income (loss)	$324,046	$(2,027)	$322,019
For the year ended December 31, 2020:
Total revenue	$488,942	$—	$488,942
Depreciation and amortization	$8,758	$—	$8,758
Operating income (loss)	$302,204	$—	$302,204
	Licensing	Corporate	Total
	(in thousands)
As of December 31, 2019:
Equity method investments	$12,011	$32,458	$44,469
Segment assets	$2,256,038	$55,863	$2,311,901
Expenditures for long lived assets (United States)	$2,066,667	$—	$2,066,667
As of December 31, 2020:
Equity method investments	$43,846	$116,561	$160,407
Segment assets	$2,562,532	$197,398	$2,759,930
Expenditures for long lived assets (United States)	$2,213,238	$—	$2,213,238
Total revenue by geographic region (determined by the location of the licensees and customers) for the years ended December 31 are as follows:
	2019	2020
	(in thousands)
By geographical region:
United States	$372,361	$385,429
Europe	9,145	11,587
Asia and Others	98,882	91,926
Total revenue	$480,388	$488,942

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2019 and 2020
21.   SUBSEQUENT EVENTS
Subsequent events are evaluated through May 10, 2021, when the consolidated financial statements are available to be issued.
Other than the subsequent events disclosed in the relevant Notes to the Consolidated Financial Statements above, the following events occurred subsequent to December 31, 2020:
Buy Out of Non-Controlling Interest of ABG Lucky
On April 21, 2021, the Company entered into a purchase and sale agreement with the non-controlling interest members of ABG Lucky whereby the Company purchased all of their outstanding ownership interest in exchange for cash payment of $13.2 million and issuance of 611,600 Class A units of the Company. Upon completion of this transaction, ABG Lucky became a wholly-owned entity by the Company.
Grant of Class L Units
On March 15, 2021, the Company granted 1,400,000 Class L Units and 40,000 Class L Notional Units to certain employees. Approximately 50.0% is subject to time vesting, generally 5.0% per year and the remaining 50.0% of the units are subject to a performance condition and will only vest when and if a sale of certain common units at a price exceeding a specified threshold, as defined in the agreement for these specific grants as a qualifying sale event, has been consummated.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2020 and March 31, 2021
	December 31, 2020	March 31, 2021
		(Unaudited)
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$252,722	$457,318
Accounts receivable, net (including amounts due from related parties of $10,429 and $9,710 in December 31, 2020 and March 31, 2021, respectively)	36,639	47,096
Other current assets	8,404	10,601
Total current assets	297,765	515,015
OTHER ASSETS
Land, property and equipment, net	21,609	21,240
Investments and advances	234,875	417,389
Right of use assets (Leases)	42,830	41,880
Loans receivable and other long term assets (including amounts due from related parties of $8,059 and $7,674 in December 31, 2020 and March 31, 2021, respectively)	14,053	13,190
Trademarks	2,076,310	2,153,152
Goodwill	28,305	28,305
Other intangible assets, net	44,183	44,670
Total assets	$2,759,930	$3,234,841
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities (including amounts due to related parties of $827 and $1,102 in December 31, 2020 and March 31, 2021, respectively)	$44,430	$47,700
Deferred revenue	53,920	80,154
Current portion of term loans (including amounts due to related party of $3,800 and $6,750 in December 31, 2020 and March 31, 2021, respectively)	77,800	80,750
Other current liabilities	15,492	20,234
Total current liabilities	191,642	228,838
OTHER LIABILITIES
Noncurrent portion of term loans (including amounts due to related party of $39,466 and $36,707 in December 31, 2020 and March 31, 2021, respectively)	1,734,819	1,730,997
Profit participation liabilities	142,839	147,812
Noncurrent portion of deferred revenue	21,467	15,139
Deferred compensation	8,881	16,355
Deferred tax liability	88,986	87,297
Noncurrent portion of lease liabilities	56,332	55,151
Contingent consideration related to acquisitions	7,725	7,881
Total other liabilities	2,061,049	2,060,632
Total liabilities	2,252,691	2,289,470
Commitments and contingencies
Redeemable members’ equity	—	—
Redeemable non-controlling interest	21,927	22,008
MEMBERS’ EQUITY
Authentic Brands Group LLC members’ equity	245,418	640,949
Noncontrolling interest	239,894	282,414
Total members’ equity	485,312	923,363
Total liabilities, redeemable non-controlling interest and members’ equity	$2,759,930	$3,234,841
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Three Months Ended March 31, 2020 and 2021 (Unaudited)
	March 31, 2020	March 31, 2021
	(in thousands)
REVENUE
Licensing revenue (including related party licensing revenue of $9,306 and $20,999 in March 31, 2020 and 2021, respectively)	$117,361	$153,299
Commission and other income (including related party commission and other income of $1,601 and $3,762 in March 31, 2020 and 2021, respectively)	3,180	6,804
Total revenue	120,541	160,103
COSTS AND OPERATING EXPENSES
Payroll and consulting	17,124	24,484
Marketing direct costs (including related party expenses of $398 in March 31, 2021)	2,119	4,380
General and administrative expenses (including related party expenses of $1,578 and $2,010 in March 31, 2020 and 2021)	8,310	8,950
Revaluation of contingent consideration related to acquisitions	266	157
Depreciation and amortization	1,989	2,581
Total costs and operating expenses	29,808	40,552
Operating income	90,733	119,551
OTHER INCOME (EXPENSE)
Loss on modification and extinguishment of loan	(5,011)	(253)
Interest expense (including related party interest expense of $1,011 in March 31, 2021)	(23,543)	(22,912)
Interest income (including related party interest income of $50 and $790 in March 31, 2020 and 2021, respectively)	207	934
Unrealized gain (loss) on investments	(824)	1,015
Realized gain on sale of investments	—	766
Gain from Tilray amendment	37,148	—
Other income, net (including related party income of $727 and $745 in March 31, 2020 and 2021, respectively)	2,942	1,356
Income before income tax expense and share in losses of investments accounted under the equity method	101,652	100,457
Income tax expense	4,923	6,489
Equity in net income (share in losses) of investments accounted under the equity method	(35,927)	200,967
Net income	60,802	294,935
Net income attributable to non-controlling interests	6,600	16,791
Net income attributable to Authentic Brands Group LLC	$54,202	$278,144
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Redeemable Non-controlling Interest and Members’ Equity
Three Months Ended March 31, 2020 and 2021 (Unaudited)
	Controlling Interest	Non-controlling Interest	Total	Redeemable Members’ Equity	Redeemable Non-controlling Interests
	(in thousands)
Balance–December 31, 2019	$53,298	$174,058	$227,356	$—	$25,495
Distributions	—	(6,150)	(6,150)	—	(275)
Share-based compensation	6,666	—	6,666	—	—
Sale of a subsidiary – Chaus Ipco	56	(2,786)	(2,730)	—	—
Net income	54,202	6,221	60,423	—	379
Balance–March 31, 2020	$114,222	$171,343	$285,565	$—	$25,599
Balance–December 31, 2020	$245,418	$239,894	$485,312	$—	$21,927
Capital contribution	112,500	42,130	154,630	—	—
Distributions	—	(16,017)	(16,017)	—	(275)
Share-based compensation	4,859	—	4,859	—	—
Other	28	(28)	—	—	—
Net income	278,144	16,435	294,579	—	356
Balance – March 31, 2021	$640,949	$282,414	$923,363	$—	$22,008
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Three Months Ended March 31, 2020 and 2021 (Unaudited)
	March 31, 2020	March 31, 2021
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,802	$294,935
Adjustments to reconcile net income to net cash flows from operating activities (See Note 12)	12,710	(172,428)
Changes in operating assets and liabilities (See Note 12)	(1,567)	(12,055)
Net cash flows from operating activities	71,945	110,452
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of Property and equipment and Other intangible assets	(4,341)	(208)
Additional payment for Barneys trademark	(5,000)	—
Collection of Loans receivable related to acquisitions	7,550	—
Collection of receivable from sale of trademark (Chaus Ipco)	—	510
Proceeds from sale of equity investments	—	3,196
Cash acquired in the consolidation of F21 Ipco	—	20,591
Repayment of advances from F21 Opco	—	25,000
Investment in partnerships	(98,288)	(292)
Net cash (used in) provided by investing activities	(100,079)	48,797
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from term loans	16,928	—
Repayment of term loans	—	(500)
Proceeds from Profit participation agreements	—	5,459
Guaranteed payment under a profit participation agreement	(1,666)	—
Proceeds from issuance of Class A units	—	59,002
Proceeds from revolving credit facility	99,315	—
Payment for financing costs	(5,408)	(2,753)
Distributions to Non-controlling interests and redeemable non-controlling interest	(6,360)	(15,861)
Net cash provided by financing activities	102,809	45,347
Net increase in cash and cash equivalents	74,675	204,596
Cash and cash equivalents at the beginning of the period	92,859	252,722
Cash and cash equivalents at the end of the period	$167,534	$457,318
The accompanying notes are an integral part of these consolidated financial statements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited)
December 31, 2020 and March 31, 2021
1.   THE COMPANY
Authentic Brands Group LLC (“ABG” or the “Company”) is a brand development and management company focused on licensing, marketing and growing its portfolio of global consumer and entertainment brands.
The Company’s current portfolio includes the following brands:
•
Lifestyle—Juicy Couture®, Jones of New York®, Hart Shaffner Marx®, Hickey Freeman®, Adrienne Vittadini®, Judith Leiber®, Fredericks of Hollywood®, Misook®, Taryn Rose®, Aeropostale®, Frye®, Herve Leger®, Nautica®, Nine West®, Sole Society®, Bandolino®, Vince Camuto®, Thomasville®, Drexel®, Henredon®, Brooks Brothers®, Lucky®, Forever21® , Spyder®, Tretorn®, Prince®, Volcom®, Barneys®, Airwalk®, Vision Street Wear®, Above the Rim®, and Hind®

•
Entertainment—Marilyn Monroe®, Elvis Presley®, Muhammad Ali®, Mini Marilyn®, Shaq®, Dr. J®, Thalia®, Greg Norman®, Neil Lane® and Sports Illustrated®

In addition, the Company owns investment in TapouT® brand and manages the licensing business of this entity.
2.   SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Consolidation
The accompanying unaudited consolidated financial statements include the accounts of the Company and all controlled subsidiaries and all significant intercompany amounts have been eliminated.
These consolidated financial statements include all of the information and disclosures required by accounting principles generally accepted in the United States (GAAP) for interim reporting. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2020, which provides a more complete understanding of the Company’s accounting policies, financial position, operating results and other matters.
The Company applies the relevant accounting provisions related to consolidation and variable interest entities (“VIE”) in determining whether its investments will be consolidated or not. A variable interest is an investment or other interest that will absorb portions of an entity’s expected losses or receive portions of the entity’s expected residual returns. If the Company determines that it has a variable interest in an entity, it evaluates whether such interest is in a VIE. A VIE is broadly defined as an entity where either: (1) the equity investors as a group, if any, lack the power through voting or similar rights to direct the activities of an entity that most significantly impact the entity’s economic performance or (2) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support.
The Company consolidates a VIE if it is determined that the Company is the primary beneficiary. Determination of the primary beneficiary of a VIE is based on whether the Company has: (1) the power to direct activities that most significantly impact the economic performance of the VIE and (2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company considers all relationships with the VIE, including management agreements and other contractual arrangements.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
In February 2021, the Company increased its ownership interest in F21 Ipco LLC (“F21 Ipco”) from 37.5% to 50%. Prior to this increase in ownership, the Company accounted for this investment under the equity method of accounting as the Company concluded that it does not have a controlling financial interest as of the date of the initial investment, as the two other members which held the 62.5% ownership interest were able to join together and had a majority vote on matters that significantly impact the activities of F21 Ipco. Based on the amended terms of the F21 Ipco’s Operating Agreement dated February 17, 2021, the Company determined that the Company is the primary beneficiary and has the power to direct matters that most significantly impact the activities of F21 Ipco. Under the current terms of the Operating Agreement, the Company is the sole manager of the operations of F21 Ipco and will make decisions on matters that significantly impact the activities of F21 Ipco. Approval from the other member will only be required in extraordinary decisions on matters outside the normal course of operations of F21 Ipco. Therefore, the Company is deemed to have a controlling financial interest in F21 Ipco and as a result, consolidates the financial statements of F21 Ipco effective February 1, 2021.
Use of Estimates
The preparation of the unaudited consolidated financial statements in conformity GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of definite lived intangible assets, valuation of deferred tax assets, deferred and share-based compensation, non-controlling interest, other contingencies, and valuation and impairment assessment of indefinite lived intangible assets, goodwill and other intangible assets.
Concentration of Credit Risk
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of accounts receivable. The Company performs ongoing credit evaluations of its licensees’ financial condition and, generally, license agreements require advanced payments of royalties and require letters of credit as collateral for certain licensees.
For the three months ended March 31, 2020 and 2021, the top ten licensees accounted for 47% and 45% of the Company’s licensing revenue, respectively. Of those top ten licensees, the licensing revenue from each of the top three licensees ranged from 5% to 15% and 5% to 12% of the total licensing revenue for the three months ended March 31, 2020 and 2021, respectively.
As of December 31, 2020 and March 31, 2021, five licensees, each of which accounts for more than 5% of the Company’s accounts receivable, accounted for 45% and 41%, respectively, of total accounts receivable in aggregate and were substantially collected subsequent to the respective period end.
Revenue Recognition
The Company applies Accounting Standards Codification 606, “Revenue from Contracts with Customers” (“ASC 606”).
Licensing revenue is categorized by brand pillars as follows for the three months ended March 31, 2020 and 2021:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
	Three Months Ended March 31
	2020	2021
	(in thousands)
Lifestyle	$94,658	$130,880
Entertainment	22,703	22,419
Licensing revenue	$117,361	$153,299
Contract Balances
Guaranteed Minimum Royalties (“GMR”) related to Licensing revenues are generally billed quarterly in advance. Advance collection of royalties is deferred (presented as current and noncurrent Deferred revenue in the Consolidated Balance Sheets) and is recognized as Licensing revenues as the Company fulfills its performance obligations over the period covered by the advances in accordance with the Company’s revenue recognition policy.
The following is a summary of the changes of the Deferred revenue balances as of December 31, 2020 and March 31, 2021:
	For the year ended December 31, 2020	For the three months ended March 31, 2021
	(in thousands)
Beginning balance	$102,473	$75,387
Amortized into Licensing revenues	(59,791)	(38,848)
Recognized upon consolidation of F21 Ipco (see Note 3)	—	11,124
Royalties collected during the period related to future periods	32,705	47,630
Ending balance	75,387	95,293
Amounts presented as current	53,920	80,154
Amounts presented as noncurrent	$21,467	$15,139
Commission and Other Income
The Company earns commissions and fees related to the purchases of inventories made by its third-party licensees through a related-party licensee and a third party master vendor. The Company uses historical information and other available information to estimate any commissions earned during the period and where the Company has an unconditional right to the consideration. Starting in February 2020, the Company earned management fees for the management of the licensing business of F21 Ipco until February 2021 when the Company started to consolidate F21 Ipco as discussed in note 3. Commissions and management fees are recognized as revenues in the Consolidated Statements of Operations as services are provided or earned.
As of December 31, 2020, unbilled receivables related to commissions amounted to $1.0 million and receivables related to management fees amounted to $1.2 million and are included as part of Accounts receivable in the Consolidated Balance Sheets. No unbilled receivables related to commissions and management fee as of March 31, 2021.
Accounts Receivable
Accounts receivable, including unbilled receivables, are reported at amounts the Company expects to be collected, net of allowance for doubtful accounts, based on the Company’s assessment of its licensees’

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
financial position and its evaluation of each licensee’s payment history and the age of outstanding amounts. Accounts receivable outstanding longer than the contracted payment terms are considered past due. Depending on the status of any past due accounts receivable and other relevant factors, the Company will record a specific allowance for doubtful accounts. As of December 31, 2020 and March 31, 2021, the allowance for doubtful accounts amounted to $3.1 million and $2.2 million, respectively.
Fair Value Measurements
The Company applies the authoritative guidance on fair value measurements, which among other things, requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. This guidance establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring fair value of these assets and liabilities.
Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories, based on the inputs used in measuring fair value:
Level 1—Quoted market prices in active markets for identical assets or liabilities.
Level 2—Inputs other than Level 1 inputs that are either directly or indirectly observable.
Level 3—Unobservable inputs developed using the Company’s estimates and assumptions, which reflect those that market participants would use.
The following table presents assets and liabilities measured at fair value on a recurring basis:
	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
		(in thousands)
Redeemable non-controlling interest	$—	$—	$(21,927)	$(21,927)
Contingent consideration	—	—	(7,725)	(7,725)
Available for sale securities:
Equity	5,015	—	—	5,015
Debt	—	—	893	893
Deferred compensation liability	—	—	(8,881)	(8,881)
	$5,015	$—	$(37,640)	$(32,625)
	Fair Value Measurements at March 31, 2021
	Level 1	Level 2	Level 3	Total
		(in thousands)
Redeemable non-controlling interest	$—	$—	$(22,008)	$(22,008)
Contingent consideration	—	—	(7,881)	(7,881)
Available for sale securities:
Equity	6,543	—	—	6,543
Debt	—	—	893	893
Deferred compensation liability	—	—	(16,355)	(16,355)
	$6,543	$—	$(45,351)	$(38,808)

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)
The following presents the changes in fair value during the three months ended March 31, 2021:
			Available-for-Sale
	Redeemable Non-controlling Interest	Contingent Consideration	Equity Securities	Debt Security	Deferred Compensation Liability	Total
			(in thousands)
Balance December 31, 2020	$(21,927)	$(7,725)	$5,015	$893	$(8,881)	$(32,625)
Share in net income	(356)	—	—	—	—	(356)
Fair value of shares received as part of license agreements	—	—	2,943	—	—	2,943
Sale of equity securities	—	—	(2,428)	—	—	(2,428)
Distributions	275	—	—	—	—	275
Deferred compensation expense	—	—	—	—	(620)	(620)
Changes in fair value	—	(156)	1,013	—	(6,854)	(5,997)
Balance March 31, 2021	$(22,008)	$(7,881)	$6,543	$893	$(16,355)	$(38,808)
3.   ACQUISITIONS
Additional Investments in F21 Ipco and F21 Opco
As discussed in note 2, as of December 31, 2020, the Company owned 37.5% ownership interest in F21 Ipco and F21 Opco (through F21 Holdings) and accounted for its investments in F21 Ipco and F21 Opco under the equity method of accounting. On January 12, 2021, the Company together with Simon Blackjack Consolidated Holdings, LLC (“SBCH”), who owned 37.5% ownership interest in both F21 Ipco and F21 Opco entered into a purchase agreement (the F21 Purchase Agreement) with BF21 LLC (“BF21”), the owner of the remaining 25% ownership interests in F21 Ipco and F21 Opco (“BF21 Units”). Pursuant to the F21 Purchase Agreement, the Company and SBCH each purchased from BF21 the 12.5% of the BF21 Units. In exchange for the purchase of its share of the BF21 Units, the Company issued 1,188,850 Class A Units of the Company to BF21 and an additional 61,150 Class A Units was issued to BF21 in exchange for cash of $2.8 million. On the same date, SBCH acquired 1,250,000 Class A Units from the Company at $45 per unit and subsequently assigned a portion of such units to BF21 as consideration for its purchase of its share of the BF21 Units. In addition to the BF21 Units, BF21 assigned to the Company and SBCH proportionately, its rights to its $17.9 million outstanding loan receivable and related interest from F21 Opco. After the completion of this transaction, the Company and SBCH both have 50% ownership interest in F21 Ipco and F21 Opco. The transaction closed on February 17, 2021. For accounting purposes, the transaction was accounted as of February 1, 2021.
The following summarizes the consideration paid by the Company to BF21 and the allocation to the transferred assets contemplated under the transaction (in thousands):
Estimated fair value of 1,188,850 Class A Units issued in exchange for the 12.5% ownership interest of F21 Ipco and F21 Opco	$53,498
Assets acquired:
Advances to F21 Opco, including interest	$9,512
Additional investment in F21 Ipco	20,674
Additonal investment in F21 Opco	23,312
$53,498

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
3.   ACQUISITIONS (Continued)
The above table summarizes the assets and liabilities measured at fair value on a recurring basis. Only goodwill and indefinite lived intangible assets are measured at estimated fair value on a non-recurring basis when the Company determines any impairment as part of its annual impairment test. In measuring the fair value of these assets Level 3 inputs are used.
The estimated fair value of the Class A Units is based on the $45 per unit paid by BF21 for its purchase of the 61,150 Class A Units and paid by SBCH for their purchase of the 1,250,000 Class A Units. The Advances to F21 Opco recognized is based on the outstanding principal balance of the loan plus accrued interest as of February 1, 2021. The amount allocated as additional investments in F21 Ipco and F21 Opco represents the residual portion of the consideration and were allocated between the two investments based on the proportion of the Company’s original investments.
Initial Consolidation of F21 Ipco
In February 2020, the original acquisition of F21 Ipco of the Forever 21 Brand (“F21 Brand”) and related intellectual property was accounted as an asset acquisition as it did not meet the definition of a business due to the lack of any substantive process acquired from the seller. In accounting for the increase in the Company’s ownership interest in F21 Ipco to 50% and the initial consolidation of F21 Ipco, the Company elected to adopt an accounting policy consistent with the asset acquisition approach. Under this approach, the consideration paid by the Company and SBCH to BF21 for the purchase of its interest in F21 Ipco amounting to $41.3 million was treated as a buy-out of the carrying amount of BF21’s equity in F21 Ipco amounting to $14.3 million and the remaining $27.0 million was treated as an incremental cost of the Trademark and Other intangible assets. The equity of SBCH, which is presented as non-controlling interest was based on its carrying amount of $21.5 million as of February 1, 2021 plus total consideration paid of $20.6 million.
A summary of the Company’s purchase price related to the F21 Ipco and the allocation to the net assets acquired is as follows (in thousands):
Carrying amount of investments in F21 Ipco plus additional investment:
Company	$42,130
SBCH	42,130
Acquisition costs	184
Cash acquired	(20,591)
Total purchase price, net of cash acquired	$63,853
Net assets acquired:
Trademark	$76,391
License agreements	2,633
Net liabilities:
Deferred revenues	(11,124)
Other liabilities	(7,593)
Accounts receivable	2,386
Other current assets	1,160
(15,171)
$63,853
Trademarks and License Agreements recognized are deductible for tax purposes.
4.   TRADEMARKS
The balances and movements in the Trademarks consist of the following as of December 31, 2020 and March 31, 2021:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
4.   TRADEMARKS (Continued)
	December 31, 2020	March 31, 2021
	(in thousands)
Beginning balance	$1,935,565	$2,076,310
Acquisitions (See Note 3)	184,222	76,391
Impairment	(43,447)	—
Trademark reclassified as Assets held for sale	(30)	—
Others	—	451
Ending balance	$2,076,310	$2,153,152
5.   INVESTMENTS AND ADVANCES
Investments and advances consist of the following as of December 31, 2020 and March 31, 2021:
	% Ownership	December 31, 2020	March 31, 2021
		(in thousands)
Investments accounted under the equity method:
SPARC	50.0%	$27,022	$66,048
F21 IPCO	*	20,515	—
F21 Holdings	*	39,458	—
BB RE	50.0%	11,500	11,500
Copper Retail	16.7%	50,083	266,587
Liberated Brands	19.9%	—	—
Tapout JV	50.0%	11,829	12,002
		160,407	356,137
Investments accounted under the cost method:
Graceland – EPE, Inc.		11,988	11,988
Other		206	206
		12,194	12,194
Investments available-for-sale:
Equity securities		5,015	6,543
Debt security		893	893
		5,908	7,436
Advances (including accrued interest)
F21 Opco		28,259	—
SPARC (inclusive of F21 Opco as of March 31, 2021)		28,107	41,622
		56,366	41,622
		$234,875	$417,389

*
Ownership interest in both F21 Ipco and F21 Holdings as of December 31,2020 and March 31,2021 are 37.5% and 50%, respectively (See Note 3).

As discussed in Note 3, F21 Ipco was consolidated in the Company’s consolidated financial statements effective February 1, 2021 and the Company increased its interest in F21 Holdings from 37.5%

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
5.   INVESTMENTS AND ADVANCES (Continued)
to 50%. Also on the same date, the Company together with SBCH contributed both of their 50% ownership interests in F21 Holdings to SPARC Holdings LLC (“SPARC”), resulting in SPARC owning 100% of F21 Holdings. Accordingly, the investment in F21 Opco is now under SPARC. Both the Company and SBCH each has a 50% ownership interest in SPARC and accounted for their investment in SPARC on equity method. The contribution of F21 Holdings to SPARC resulted to the merger of SPARC and F21 Holdings and F21 Holdings is now under the management of SPARC. SPARC and its now consolidated subsidiary, F21 Holdings, did not result in any change in the Company’s assessment to account for SPARC under the equity method of accounting.
In February 2021, F21 Opco repaid $25 million of the outstanding advances to the Company. As discussed in Note 3, in addition to the sale of the BF21 Units to the Company and SBCH, BF21 assigned to the Company and SBCH proportionately, its rights to its $17.9 million outstanding loan receivable and related interest from F21 Opco.
Summarized Financial Information of Investments Accounted Under the Equity Method
The following summarized financial information for equity method investments has been included on an aggregated basis for all investments as reported at the end of each period. Due to the timing and availability of financial information of Copper Retail, which follows a retail calendar year usually January 31 each year, the Company accounts for its equity in income (loss) on a financial reporting lag of two months. For the three months ended March 31, 2021, the Company recorded equity in net income in Copper Retail and also included the financial information of Copper Retail in the summarized financial information for the same period. For the three months ended March 31, 2021, net income reported by one of the investees includes a $1,294 million gain on bargain purchase arising from a business acquisition. The Company’s equity in net income from investees accounted under the equity method for the three months ended March 31, 2021 includes its share of the gain on bargain purchase amounting to $215.7 million.
Balance Sheets as of December 31, 2020 and March 31, 2021:
	December 31, 2020	March 31, 2021
	(in thousands)
Current assets	$1,159,968	$3,167,213
Noncurrent assets	312,425	3,322,964
Total assets	$1,472,393	$6,490,177
Current liabilities	$941,197	$1,654,106
Noncurrent liabilities	241,191	3,059,012
Total liabilities	1,182,388	4,713,118
Equity	290,005	1,777,059
Total liabilities and equity	$1,472,393	$6,490,177

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
5.   INVESTMENTS AND ADVANCES (Continued)
Selected operating results for the three months ended March 31, 2020 and March 31, 2021:
	March 31, 2020	March 31, 2021
	(in thousands)
Summarized Income Statements:
Total revenues	$328,821	$2,150,721
Operating (loss) income	(68,079)	722
Other (expense) income	(3,168)	1,273,992
Net (loss) income	(71,684)	1,272,066
6.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities consist of the following as of December 31, 2020 and March 31, 2021:
	December 31, 2020	March 31, 2021
	(in thousands)
Accounts payable and other	$6,412	$5,518
Employee related accruals	17,522	20,575
Accrued marketing expenses	7,961	1,173
Accruals of operating expenses	7,750	11,074
Tax related accruals	4,785	9,360
	$44,430	$47,700
7.   CREDIT AGREEMENTS
Bank of America, N.A. (“BOA”)
As of March 31, 2021, the outstanding amount due (excluding unamortized discount and deferred financing fees) under the First Lien Term Loan amounted to $1,795.9 million, of which $199.0 million relates to the incremental First Lien Term Loan. The Company has not drawn any amount under the Revolver as of March 31, 2021.
On April 16, 2021, the estimated required mandatory payment of $72.0 million under the existing First Lien Term Loan, which was presented as part of the Current portion of term loans as of December 31, 2020, was paid in full. As a result, the remaining balance of the First Lien Term Loan of $1,524.9 million is payable in full on September 29, 2024, the maturity date. The balance of $199.0 million of the Incremental Amendment No. 5 Term Loans will continue to be paid in installments of $0.5 million on a quarterly basis for the next 13 quarters, with the remaining balance payable on September 29, 2024.
First Lien Term Loan designated as Eurodollar rate loans bear interest equal to LIBOR or if not available, the rate determined by Bank of America plus an applicable margin of 3.5%. On February 4, 2021, the Company entered into an amendment of the First Lien Term Loan, pursuant to which the applicable margin for the original portion of the First Lien Term Loan has been amended to 3.25% per annum. As of March 31, 2021, the prevailing interest for the First Lien Term Loan and Incremental First Lien Term Loan are 4.0% and 6.25% per annum, respectively. Related to this amendment, the Company incurred $0.3 million in debt modification expenses related to third party costs for the three months ended March 31, 2021. The

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
7.   CREDIT AGREEMENTS (Continued)
Company incurred $5.0 million loss on extinguishment of loan and debt modification expenses related to a refinancing of the credit facility in the quarter ended March 31, 2020.
For the three months ended March 31, 2020 and 2021, interest expense (excluding amortization of deferred financing costs and discount) on the BOA Credit Facilities amounted to $22.1 million and $19.8 million, respectively, and amortization of deferred financing costs and discount amounted to $1.2 million and $1.9 million, respectively, which are included in Interest expense in the Consolidated Statements of Operations.
SPV Term Loan
In connection with the acquisition of the Brooks Brothers Brand in August 2020, the Company, through its majority owned subsidiary, ABG SPV 1 LLC (“ABG SPV 1”) entered into a credit agreement (“SPV Term Loan”) with certain of its members. As of December 31, 2020 and March 31, 2021, amount drawn and outstanding from this credit agreement is $46.9 million.
The SPV Term Loan carries a 7% interest per annum and had an original date of August 31, 2025.
On June 1, 2021, the Company paid the outstanding principal balance of the SPV Term Loan amounting to $46.9 million plus accrued interest as of that date. On that date, all of the Company’s liabilities related to the SPV Term loan has been extinguished.
For the three months ended March 31, 2021, interest expense (excluding amortization of deferred financing costs and discount) on the SPV Term Loan amounted to $0.8 million and amortization of deferred financing costs and discount amounted to $0.2 million, which are included in Interest expense in the Consolidated Statements of Operations.
Summary Information on Credit Agreements
The following summarizes the outstanding loan balances under the BOA Credit Facilities and SPV Term Loan as of December 31, 2020 and March 31, 2021:
	December 31, 2020
	BOA Credit Facilities	SPV Term Loan	Total
Principal balance of Term Loans	$1,796,405	$46,875	$1,843,280
Less: Unamortized discount	8,774	2,573	11,347
Balance of Term Loans, net of discount	1,787,631	44,302	1,831,933
Less: Unamortized deferred financing costs	18,278	1,036	19,314
	1,769,353	43,266	1,812,619
Amount presented as current	74,000	3,800	77,800
Amount presented as long-term	$1,695,353	$39,466	$1,734,819
	March 31, 2021
	BOA Credit Facilities	SPV Term Loan	Total
Principal balance of Term Loans	$1,795,905	$46,875	$1,842,780
Less: Unamortized discount	8,177	2,438	10,615
Balance of Term Loans, net of discount	1,787,728	44,437	1,832,165
Less: Unamortized deferred financing costs	19,438	980	20,418

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
7.   CREDIT AGREEMENTS (Continued)
	March 31, 2021
	BOA Credit Facilities	SPV Term Loan	Total
	1,768,290	43,457	1,811,747
Amount presented as current	74,000	6,750	80,750
Amount presented as long-term	$1,694,290	$36,707	$1,730,997

8.   DEFERRED COMPENSATION — PHANTOM EQUITY INCENTIVE PLAN
On March 15, 2021, the Company granted a total of 40,000 New Class L Notional Units to certain employees.
The following summarizes the movements in notional units granted for the year ended December 31, 2020 and for the three months ended March 31, 2021:
	Year Ended December 31, 2020				Three Months Ended March 31, 2021
	Restricted				Restricted
	Class A	Class K	Class L	Total	Class A	Class K	Class L	New Class L	Total
Balance in Units:
At the beginning of the period	406.5	17.3	—	423.8	405.8	16.7	280.2	—	702.7
Granted during the period	—	—	350.0	350.0	—	—	—	40.0	40.0
Forfeited during the period	(0.7)	(0.6)	(69.8)	(71.1)	—	—	—	—	—
At the end of the period	405.8	16.7	280.2	702.7	405.8	16.7	280.2	40.0	742.7
As of March 31, 2021, the total number of outstanding vested and unvested notional units was 307,505 and 435,271, respectively.
Approximately 50% of the New Class L Notional Units are subject to time vesting, generally 5% for each year of service. The remaining 50% of the Class L Notional Units are subject to a performance condition and will only vest when and if the Company’s majority common unit holder realizes a specified minimum return on its investment.
For the three months ended March 31 2020 and 2021, the deferred compensation expense related to the notional units included in Payroll and consulting in the Consolidated Statements of Operations amounted to $0.5 million and $0.6 million, respectively. As of March 31, 2021, the Company determined that the condition for the awards subject to performance condition has not yet been met.
The potential liability associated with vested notional units was remeasured based on the estimated fair value of the notional units as of March 31, 2021. For the three months ended March 31, 2021, the change in the fair value of the deferred compensation liability was $6.9 million, recognized as Payroll and consulting in the Consolidated Statements of Operations.
As of March 31, 2021, unrecognized compensation expense related to unvested notional units subject to time vesting amounted to $6.3 million and will be recognized over a weighted average period of 3.9 years.
The estimated fair values of the notional units were calculated using an option pricing model. The estimated fair values of the notional units determined on March 15, 2021, the grant date of the New Class L units, approximates the estimated fair values as of March 31, 2021. The significant assumptions used in the estimate of fair values include: 1) the estimated business enterprise value of the Company which employs both market and income approaches and considers comparable companies, estimated future cash

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
8.   DEFERRED COMPENSATION — PHANTOM EQUITY INCENTIVE PLAN (Continued)
flows and the weighted average cost of capital; 2) expected volatility based on comparable companies of 36.6% and 3) risk free interest rate of 0.04%. All these inputs are considered Level 3 inputs. The estimated fair values of a Restricted Class A Notional Unit as of December 31, 2020 and March 31, 2021 is $33.31 and $56, respectively. The estimated fair values of a Restricted Class K Notional Unit as of December 31, 2020 and March 31, 2021 is $10.27 and $30.41, respectively. The estimated fair values of Class L Notional Units as of December 31, 2020 and March 31, 2021 is $10.27 and $30.41, respectively. The estimated fair value of the New Class L Notional Units as of March 31, 2021 (the grant date) is $20.12.
9.   MEMBERS’ EQUITY
Classes of Members’ Equity
Members’ equity consists of various classes of common units. As of March 31, 2021, there are 109,769,639 common units outstanding and there are no preferred units outstanding.
The following summarizes the movements of common units for the year ended December 31, 2020 and three months ended March 31,2021:
	December 31, 2020
	Fully Vested Units	Units Subject to Vesting
	Class A, B, F G, H and I	Restricted A	Class K	Class L	Total
	(In thousands)
Balance in Units:
At the beginning of the year	82,682	3,122	2,986	—	88,790
Granted during the year	—	—	—	17,792	17,792
Forfeited during the year	—	(40)	(35)	(542)	(617)
At the end of year	82,682	3,082	2,951	17,250	105,965
	March 31, 2021
	Fully Vested Units	Units Subject to Vesting
	Class A, B, F G, H and I	Restricted A	Class K	Class L	New Class L	Total
			(In thousands)
Balance in Units:
At the beginning of the period	82,682	3,082	2,951	17,250	—	105,965
Issued during the period (see Note 3)	2,500	—	—	—	—	2,500
Granted during the period	—	—	—	—	1,400	1,400
Forfeited during the period	—	—	—	(95)	—	(95)
At the end of period	85,182	3,082	2,951	17,155	1,400	109,770
As of March 31, 2021, the total number of outstanding vested and unvested Restricted A, Class K, Class L and New Class L units was 5,645,467 and 18,941,813, respectively.
On March 15, 2021, the Company granted a total of 1,400,000 New Class L Units to certain employees, which is subject to vesting conditions. Approximately 50.0% is subject to time vesting, generally 5.0% per year and the remaining 50.0% of the units are subject to a performance condition and will only vest when and if a sale of certain common units at a price exceeding a specified threshold, as defined in the

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
9.   MEMBERS’ EQUITY (Continued)
agreement for these specific grants as a qualifying sale event, has been consummated. Compensation expense is determined based on estimated fair value of the New Class L Units as of March 15, 2021 and is recognized over the service period for the awards subject to time vesting and recognized on the date the performance condition is met for the awards subject to performance condition.
Compensation expense included in Payroll and consulting in the Consolidated Statements of Operations related to the outstanding units amounted to $6.7 million and $4.9 million for the three months ended March 31, 2020 and 2021, respectively. As of March 31, 2021, unrecognized compensation expense related to the unvested units amounts to $63.0 million and will be recognized over a weighted average period of 5.1 years.
As of December 31, 2020, fully vested units consist of 78,511,589 Class A units, 1,472,077 Class B units, 94,369 Class F units, 1,016,032 Class G units, 346,560 Class H units and 1,241,725 Class I units. As of March 31, 2021, Class A units increased to 81,011,589 due to issuance of Class A units as discussed in Note 3.
The estimated fair values of the New Class L common units were determined on the grant date—March 15, 2021. In determining the estimated fair value of the common units, the following significant assumptions were used, among others, 1) the estimated business enterprise value of the Company which employs both market and income approaches and considers comparable companies, estimated future cash flows and the weighted average cost of capital; 2) expected volatility based on comparable companies of 36.6%; and 3) risk free interest rate of 0.04%. All these inputs are considered Level 3 inputs. The estimated fair value of the New Class L Units as of March 15, 2021 was $20.12.
10.    INCOME TAXES
The Company’s provision for income taxes is based upon an estimated annual tax rate for the year applied to federal, state and foreign income. On a quarterly basis, the annual effective tax rate is adjusted, as appropriate, based upon changed facts and circumstances, if any, as compared to those forecasted at the beginning of the fiscal year and each interim period thereafter.
The Company’s effective tax rate of 7.49% and 2.15% for the three months ended March 31, 2020 and 2021, respecively, differs from the federal statutory rate of 21% primarily as a result of certain permanent differences. The Company’s effective tax rate for the three months ended March 31, 2021 is lower compared to the three months ended March 31, 2020 due to the Company’s recognition of its share of the gain on a bargain purchase of an investee, included in the Equity in net income of investments accounted under the equity method in the Consolidated Statements of Operations. This transaction is treated for tax purposes as a permanent difference that reduced the Company’s effective income tax rate for the period presented. In addition, the Company is taxed as a partnership and therefore the net earnings and losses of the Company are passed through to its members and it is the obligation of its members to pay any related income taxes. Certain of the Company’s subsidiaries are corporations for which federal and state current and deferred income taxes (benefit) have been provided. In addition, the City of New York requires partnerships to file an Unincorporated Business Tax (“UBT”) Return, based on net income.
11.   COMMITMENTS AND CONTINGENCIES
Normal Course Litigation
From time to time, the Company also becomes a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these currently pending routine matters will not have a material effect on the Company’s financial positions or future liquidity.

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
11.   COMMITMENTS AND CONTINGENCIES (Continued)
Global Corona Virus Outbreak
The outbreak of the novel corona virus (COVID 19) in many countries continues to adversely impact global commercial activities and has contributed to significant volatility in financial markets. The COVID 19 pandemic had a significant negative impact on the economic and market conditions around the world in 2020 and the negative impact is continuing in 2021. The impact of the COVID 19 pandemic continues to evolve and governments and other authorities, including where the Company’s licensees are operating, have imposed measures intended to control its spread, including restrictions on business operations, border closings, business closures, quarantine, density limitations and social distancing measures. Although licensees and consumers have been adapting to the COVID 19 pandemic and while consumer risk-tolerance is evolving, such adaptations and evolution may take time, and there is no guarantee that retail activity will return to pre-pandemic levels even once the pandemic subsides. While the Company believes that licensees are required to continue to pay royalties under their license agreements, the Company has agreed to and may continue to agree to certain deferral of payment or royalty abatement for certain licensees. As a result of the COVID 19 pandemic and these measures, the Company may continue to experience material impacts including increase in provision for doubtful accounts due to changes in the assessment of the probability of collection of licensing revenue and impairment of the Trademarks and Goodwill as a result of changing cash flows generated.
12.   SUPPLEMENTAL CASH FLOW INFORMATION
Cash was paid during the following periods:
	Three Months Ended March 31,
	2020	2021
	(in thousands)
Interest expense	$22,243	$20,874
Income taxes	$1,149	$2,642
Adjustments to reconcile net income to net cash flows from operating activities for the three months ended March 31 are as follows:

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
12.   SUPPLEMENTAL CASH FLOW INFORMATION (Continued)
	March 31, 2020	March 31, 2021
	(in thousands)
Realized gain on sale of equity investments	$—	$(766)
Gain from Tilray amendment	(37,148)	—
Lease incentive received from landlord for tenant improvements	—	745
Unrealized loss (gain) on equity investments	824	(1,015)
Depreciation and amortization	1,989	2,581
Noncash lease expense (income)	620	(230)
Revaluation of contingent consideration	266	157
Loss on modification and extinguishment of loan	5,011	253
Deferred compensation and share-based expenses (non-cash)	7,195	12,333
Amortization of Deferred financing costs and discount on term loans	1,166	2,127
Noncash interest expense related to Profit participation liability	(211)	(180)
Deferred tax benefit	(3,250)	(1,689)
Share in losses (Equity in net income) of investments accounted under the equity method	35,927	(200,967)
Distributions of income from investments accounted under the equity method	236	14,738
Others	85	(515)
	$12,710	$(172,428)
Changes in operating assets and liabilities for the three months ended March 31 are as follows:
	March 31, 2020	March 31, 2021
	(in thousands)
Accounts receivable	$5,593	$(8,071)
Other current assets	6,776	(1,424)
Accounts payable and accrued liabilities	486	(8,758)
Deferred revenue	(7,752)	5,509
Other current liability	(6,670)	689
	$(1,567)	$(12,055)
Noncash investing and financing activities for the three months ended March 31 are as follows:
	March 31, 2020	March 31, 2021
	(in thousands)
Distributions to Non-controlling interest treated as payment of Loan receivable	$66	$431
Estimated fair value of Class A units issued to BF21 (Note 3), representing increase in investments and advances in F21 Opco and F21 trademark	$—	$53,498

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
12.   SUPPLEMENTAL CASH FLOW INFORMATION (Continued)
	March 31, 2020	March 31, 2021
	(in thousands)
Non-controlling interest recognized as part of the consolidation of F21 Ipco (See Note 3)	$—	$42,130

13.   SEGMENT AND GEOGRAPHICAL DATA
As of March 31, 2021, the Company’s Licensing segment which refers to brand management and licensing of the Company’s trademarks is the only reportable segment. The Company’s Chief Executive Officer is determined to be the Chief Operating Decision Maker (“CODM”) who has the ultimate responsibility for enterprise decisions. The CODM determines, in particular, resource allocation for, and monitors performance of the Licensing segment, which comprises substantially the consolidated enterprise. The CODM relies on internal management reporting that analyzes enterprise results to the net earnings level and operating segment results to the operating income level.
The Licensing reportable segment consists of several operating segments which are identified based on the Company’s organization structure where each operating segment are assigned a separate segment manager and has discrete financial information. Each of the operating segments are involved in the brand management and licensing of a group of the Company’s various trademarks.
The various operating segments were aggregated to a single reportable segment, the Licensing segment. The Company determined that each of the operating segments have similar economic characteristics, similar services, similar processes, similar customer types and similar nature of granting licensees access to the intellectual properties that supports the aggregation of these operating segments.
Revenues and expenses that can be specifically identified to Licensing segment are included in the operating results of the Licensing segment.
There have been no changes in the basis of segmentation since March 31, 2021.
Selected information related to the reportable segments are as follows:
	Licensing	Corporate	Total
		(in thousands)
For the three months ended March 31, 2020:
Total revenue	$120,541	$—	$120,541
Depreciation and amortization	$1,989	$—	$1,989
Operating income	$90,733	$—	$90,733
For the three months ended March 31, 2021:
Total revenue	$160,103	$—	$160,103
Depreciation and amortization	$2,581	$—	$2,581
Operating income	$119,551	$—	$119,551

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
13.   SEGMENT AND GEOGRAPHICAL DATA (Continued)
	Licensing	Corporate	Total
		(in thousands)
As of December 31, 2020:
Equity method investments	$43,846	$116,561	$160,407
Segment assets	$2,562,532	$197,398	$2,759,930
Expenditures for long lived assets (United States)	$2,213,238	$—	$2,213,238
As of March 31, 2021:
Equity method investments	$23,503	$116,963	$140,466
Segment assets	$2,781,255	$453,586	$3,234,841
Expenditures for long lived assets (United States)	$2,289,247	$—	$2,289,247
Total revenue by geographic region (determined by the location of the licensees and customers) for the three months ended March 31 are as follows:
	Three Months Ended March 31,
	2020	2021
	(in thousands)
By geographical region:
United States	$92,563	$126,104
Europe	2,504	1,769
Asia and Others	25,474	32,230
Total revenue	$120,541	$160,103

14.
SUBSEQUENT EVENTS

Subsequent events are evaluated through June 17, 2021, when the consolidated financial statements are available to be issued. Other than the subsequent events disclosed in the relevant Notes to the Consolidated Financial Statements above, the following events occurred subsequent to March 31, 2021:
Buy Out of Non-Controlling Interest of ABG Lucky
On April 21, 2021, the Company entered into a purchase and sale agreement with the non-controlling interest members of ABG Lucky whereby the Company purchased all of their outstanding ownership interest in exchange for cash payment of $13.2 million and issuance of 611,600 Class A units of the Company. Upon completion of this transaction, ABG Lucky became a wholly-owned entity by the Company.
Buy Out of Non-Controlling Interest of ABG SPV 1
On June 1, 2021, the Company entered into a purchase and sale agreement with the non-controlling interest members of ABG SPV 1 whereby the Company purchased all of their outstanding ownership interest in exchange for the issuance of 307,561 Class A units of the Company. Upon completion of this transaction, ABG SPV 1 became a wholly-owned entity by the Company.
Eddie Bauer Acquisition
On May 6, 2021, the Company, through its newly formed 51% owned subsidiary, EB Ipco LLC (“EB Ipco”) entered into a Unit Purchase Agreement (“EB UPA”) with PSEB LLC (“EB Seller”) to

AUTHENTIC BRANDS GROUP LLC AND SUBSIDIARIES
Condensed Notes to Consolidated Financial Statements (Unaudited) (Continued)
December 31, 2020 and March 31, 2021
14.
SUBSEQUENT EVENTS (Continued)

purchase certain subsidiaries of the EB Seller that own the Eddie Bauer Brand (“EB Brand”) and other intellectual property, investments in certain companies and operating assets for an aggregate purchase price of $265.2 million in cash, subject to post closing adjustments. The transaction closed on June 1, 2021.
In contemplation of the transaction, the Company and SPARC, agreed to act as joint buyers under the EB UPA whereby the Company will acquire entities that own the trademarks and other assets and SPARC will acquire the operating assets (“EB Operating Assets”) and will operate the EB Brand’s wholesale, retail and e-commerce business under a license agreement.
EB Ipco’s share of the purchase price amounted to $205.8 million, $105.0 million of which was funded directly by the Company, $100.8 million of which was funded directly by Simon EB IPCO LLC (the entity that owns the 49% non-controlling interest in EB Ipco) and the remaining $59.4 million is SPARC’s share of the purchase price for its purchase of the EB Operating Assets. On the closing date, the Company and SPARC entered into a license agreement, pursuant to which SPARC is granted the right to sell EB Brand products in its wholesale, retail and e-commerce operations.
Buy Out of Tapout Joint Venture Member
On June 7, 2021, the Company entered into an agreement with World Wrestling Entertainment, Inc. (“WWE”), the other 50% owner of Tapout LLC (“Tapout JV”). Under the agreement, WWE withdrew from the joint venture in exchange for a payment of $0.5 million. In addition, the Promotional Services Agreement was terminated. Upon completion of this transaction, the Company will own 100% of the Tapout JV.

J. C. PENNEY COMPANY, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended		Nine Months Ended
(In millions, except per share data)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Total net sales	$1,675	$2,384	$4,147	$7,332
Credit income and other	83	116	266	342
Total revenues	1,758	2,500	4,413	7,674
Costs and expenses/(income):
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	1,178	1,541	2,909	4,756
Selling, general and administrative (SG&A)	579	854	1,621	2,580
Depreciation and amortization	167	131	462	415
Real estate and other, net	—	(1)	(6)	(3)
Restructuring and management transition	13	9	236	36
Total costs and expenses	1,937	2,534	5,222	7,784
Operating income/(loss)	(179)	(34)	(809)	(110)
Other components of net periodic pension cost/(income)	(10)	(13)	44	(39)
(Gain)/loss on extinguishment of debt	—	—	—	(1)
Net interest expense	96	73	238	220
Loss due to discontinuance of hedge accounting	—	—	77	—
Reorganization items, net	102	—	210	—
Income/(loss) before income taxes	(367)	(94)	(1,378)	(290)
Income tax expense/(benefit)	1	(1)	(66)	5
Net income/(loss)	$(368)	$(93)	$(1,312)	$(295)
Earnings/(loss) per share:
Basic	$(1.13)	$(0.29)	$(4.04)	$(0.92)
Diluted	$(1.13)	$(0.29)	$(4.04)	$(0.92)
Weighted average shares—basic	325.1	320.9	324.6	319.3
Weighted average shares—diluted	325.1	320.9	324.6	319.3
See the accompanying notes to the unaudited Interim Consolidated Financial Statements.

J. C. PENNEY COMPANY, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
(Unaudited)
	Three Months Ended		Nine Months Ended
(In millions)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Net income/(loss)	$(368)	$(93)	$(1,312)	$(295)
Other comprehensive income/(loss), net of tax:
Currency translations(1)	—	—	(1)	—
Cash flow hedges(2)	—	(6)	—	(49)
Net actuarial gain/(loss) arising during the period(3)	(17)	—	(58)	—
Prior service credit/(cost) arising during the period(4)	—	—	4	—
Amortization of pension prior service (credit)/cost(5)	1	2	4	6
Total other comprehensive income/(loss), net of tax	(16)	(4)	(51)	(43)
Total comprehensive income/(loss), net of tax	$(384)	$(97)	$(1,363)	$(338)

(1)
Net of $0 million of tax in the nine months ended October 31, 2020.

(2)
Net of $0 million in tax in the three and nine months ended November 2, 2019. Pre-tax amounts of $(1)million and $(5) million in the three and nine months ended November, 2, 2019, respectively, were recognized in net interest expense in the unaudited Interim Consolidated Statements of Operations.

(3)
Net of $0 million of tax in the three and nine months ended October 31, 2020.

(4)
Net of $0 million of tax in the three and nine months ended October 31, 2020.

(5)
Net of $0 million of tax in each of the three and nine months ended October 31, 2020, and November 2, 2019. Pre-tax amounts of $1 million and $2 million in the three months ended October 31, 2020, and November 2, 2019, respectively, were recognized in Other components of net periodic pension cost/(income) in the unaudited interim Consolidated Statements of Operations. Additionally, pre-tax amounts of $4 million and $6 million in the nine months ended October 31, 2020, and November 2, 2019, were recognized in Other components of net periodic pension cost/(income) in the unaudited interim Consolidated Statements of Operations.

See the accompanying notes to the unaudited Interim Consolidated Financial Statements.

J. C. PENNEY COMPANY, INC.
(Debtor-in-Possession)
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In millions, except per share data)	October 31, 2020	November 2, 2019	February 1, 2020
	(Unaudited)	Unaudited)
Assets
Current assets:
Cash in banks and in transit	$195	$147	$108
Cash short-term investments	476	10	278
Restricted cash	515	—	—
Cash, cash equivalents and restricted cash	1,186	157	386
Merchandise inventory	1,907	2,934	2,166
Prepaid expenses and other	610	285	174
Total current assets	3,703	3,376	2,726
Property and equipment (net of accumulated depreciation of $3,457, $3,268 and $3,095)	3,037	3,548	3,488
Operating lease assets	753	942	998
Prepaid pension	16	175	120
Other assets	625	658	657
Total Assets	$8,134	$8,699	$7,989
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Merchandise accounts payable	$252	$1,105	$786
Other accounts payable and accrued expenses	805	899	931
Current operating lease liabilities	—	78	68
Debtor-in-possession financing	900	—	—
Current portion of long-term debt	1,264	147	147
Total current liabilities	3,221	2,229	1,932
Noncurrent operating lease liabilities	—	1,113	1,108
Long-term debt	—	4,011	3,574
Deferred taxes	41	117	116
Other liabilities	284	361	430
Total liabilities not subject to compromise	3,546	7,831	7,160
Liabilities subject to compromise	5,063	—	—
Stockholders’ (Deficit) Equity
Common stock(1)	161	160	160
Additional paid-in capital	4,719	4,720	4,723
Reinvested earnings/(accumulated deficit)	(4,981)	(3,694)	(3,667)
Accumulated other comprehensive income/(loss)	(374)	(318)	(387)
Total Stockholders’ (Deficit) Equity	(475)	868	829
Total Liabilities and Stockholders’ (Deficit) Equity	$8,134	$8,699	$7,989

(1)
1.25 billion shares of common stock are authorized with a par value of $0.50 per share. The total shares issued and outstanding were 322.8 million, 320.0 million and 320.5 million as of October 31, 2020, November 2, 2019, and February 1, 2020, respectively.

See the accompanying notes to the unaudited Interim Consolidated Financial Statements.

J. C. PENNEY COMPANY, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
(Unaudited)
(In millions)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Reinvested Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ (Deficit) Equity
February 1, 2020	320.5	$160	$4,723	$(3,667)	(387)	$829
Net income /(loss)	—	—	—	(546)	—	(546)
Discontinuance of hedge accounting	—	—	—	—	64	64
Stock-based compensation and other	1.4	1	2	(2)	—	1
May 2, 2020	321.9	161	4,725	(4,215)	(323)	348
Net income /(loss)	—	—	—	(398)	—	(398)
Other comprehensive income/(loss)	—	—	—	—	(35)	(35)
Stock-based compensation and other	0.5	—	(4)	—	—	(4)
August 1, 2020	322.4	161	4,721	(4,613)	(358)	(89)
Net income/(loss)	—	—	—	(368)	—	(368)
Other comprehensive income/(loss)	—	—	—	—	(16)	(16)
Stock-based compensation and other	0.4	—	(2)	—	—	(2)
October 31, 2020	322.8	$161	$4,719	$(4,981)	$(374)	$(475)
(In millions)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Reinvested Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
February 2, 2019	316.1	$158	$4,713	$(3,373)	$(328)	1,170
ASC 842 (Leases) and ASU 2018-02 (Stranded Taxes) adoption(1)	—	—	—	(26)	53	27
Net Income /(loss)	—	—	—	(154)	—	(154)
Other comprehensive income /(loss)	—	—	—	—	(11)	(11)
Stock-based compensation and other	0.7	—	2	—	—	2
May 4, 2019	316.8	158	4,715	(3,553)	(286)	1,034
Net income/(loss)	—	—	—	(48)	—	(48)
Other comprehensive income/(loss)	—	—	—	—	(28)	(28)
Stock-based compensation and other	0.9	1	4	—	—	5
August 3, 2019	317.7	159	4,719	(3,601)	(314)	963
Net income/(loss)	—	—	—	(93)	—	(93)
Other comprehensive income/(loss)	—	—	—	—	(4)	(4)
Stock-based compensation and other	2.3	1	1	—	—	2
November 2, 2019	320.0	$160	$4,720	$(3,694)	$(318)	$868

(1)
Represents the cumulative-effect adjustments

See the accompanying notes to the unaudited Interim Consolidated Financial Statements.

J. C. PENNEY COMPANY, INC.
(Debtor-in-Possession)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Nine Months Ended
($ in millions)	October 31, 2020	November 2, 2019
Cash flows from operating activities
Net income/(loss)	$(1,312)	$(295)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Restructuring and management transition	163	20
Reorganization items, net	28	—
Net (gain)/loss on sale of non-operating assets	—	(1)
Net (gain)/loss on sale of operating assets	—	2
(Gain)/loss on extinguishment of debt	—	(1)
Discontinuance of hedge accounting	77	—
Depreciation and amortization	462	415
Benefit plans	59	(44)
Stock-based compensation	(2)	9
Deferred taxes	(67)	(5)
Change in cash from:
Inventory	259	(497)
Prepaid expenses and other	(428)	(109)
Merchandise accounts payable	(42)	258
Income taxes	(1)	3
Accrued expenses and other	6	(61)
Net cash provided by/(used in) operating activities	(798)	(306)
Cash flows from investing activities
Capital expenditures	(59)	(226)
Net proceeds from sale of non-operating assets	—	1
Net proceeds from sale of operating assets	12	14
Insurance proceeds received for damage to property and equipment	1	—
Net cash provided by/(used in) investing activities	(46)	(211)
Cash flows from financing activities
Proceeds from debtor-in-possession financing	450	—
Proceeds from borrowings under the credit facility	2,735	1,827
Payments of borrowings under the credit facility	(1,471)	(1,398)
Payments of finance leases and note payable	(1)	(2)
Payments of long-term debt	(19)	(86)
Debtor-in-possession financing fees	(50)	—
Proceeds from stock issued under stock plans	—	1
Tax withholding payments for vested restricted stock	—	(1)
Net cash provided by/(used in) financing activities	1,644	341
Net increase/(decrease) in cash, cash equivalents and restricted cash	800	(176)
Cash and cash equivalents at beginning of period	386	333
Cash, cash equivalents and restricted cash at end of period	$1,186	$157
Supplemental cash flow information
Income taxes received/(paid), net	$(2)	$(8)
Interest received/(paid), net	(233)	(230)
Supplemental non-cash investing and financing activity
Increase/(decrease) in other accounts payable related to purchases of property and equipment and software	1	(18)
Remeasurement of leased assets and lease obligations	(107)	77
See the accompanying notes to the unaudited Interim Consolidated Financial Statements.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of Presentation and Consolidation
Basis of Presentation
J.C. Penney Company, Inc. is a holding company whose principal operating subsidiary is J. C. Penney Corporation, Inc. (JCP). JCP was incorporated in Delaware in 1924, and J. C. Penney Company, Inc. was incorporated in Delaware in 2002, when the holding company structure was implemented. The holding company has no independent assets or operations, and no direct subsidiaries other than JCP. The holding company and its consolidated subsidiaries, including JCP, are collectively referred to in this quarterly report as “we,” “us,” “our,” “ourselves” or the “Company,” unless otherwise indicated.
J. C. Penney Company, Inc. is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. The guarantee of certain of JCP’s outstanding debt securities by J. C. Penney Company, Inc. is full and unconditional.
These unaudited interim Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and in accordance with the rules and regulations of the Securities and Exchange Commission (SEC). The accompanying unaudited interim Consolidated Financial Statements, in our opinion, include all material adjustments necessary for a fair presentation and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended February 1, 2020 (2019 Form 10-K). We follow the same accounting policies to prepare quarterly financial statements as are followed in preparing annual financial statements. A description of such significant accounting policies is included in the 2019 Form 10-K. The February 1, 2020, financial information was derived from the audited Consolidated Financial Statements, with related footnotes, included in the 2019 Form 10-K. Because of the seasonal nature of the retail business, operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.
As discussed further in Note 2, on May 15, 2020 (the “Petition Date”), the Company and certain of its subsidiaries (collectively, the “Debtors”) commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Company considered impacts related to the Chapter 11 Cases and the COVID-19 pandemic (see Note 3) to its use of any estimates, as appropriate, within its unaudited interim Consolidated Financial Statements. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Fiscal Year
Our fiscal year ends on the Saturday closest to January 31. As used herein, “three months ended October 31, 2020” and “third quarter of 2020” refer to the 13-week period ended October 31, 2020, and “three months ended November 2, 2019” and “third quarter of 2019” refer to the 13-week period ended November 2, 2019. “Nine months ended October 31, 2020” and “nine months ended November 2, 2019” refer to the 39-week periods ended October 31, 2020 and November 2, 2019, respectively. Fiscal years 2020 and 2019 contain 52 weeks.
Basis of Consolidation
All significant inter-company transactions and balances have been eliminated in consolidation. Certain reclassifications were made to prior period amounts to conform to the current period presentation.
Ability to Continue as a Going Concern
The unaudited interim Consolidated Financial Statements included in this Quarterly Report on Form 10-Q have been prepared on a going concern basis of accounting, which contemplates continuity of

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Basis of Presentation and Consolidation (Continued)
operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. As a result of the Chapter 11 Cases, the realization of assets and the satisfaction of liabilities are subject to significant uncertainty. While operating as a debtor-in-possession pursuant to the Bankruptcy Code, we may sell, or otherwise dispose of or liquidate, assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in the accompanying unaudited interim Consolidated Financial Statements. Further, a Chapter 11 plan of reorganization is likely to materially change the amounts and classifications of assets and liabilities reported in our unaudited interim Consolidated Balance Sheet as of October 31, 2020. In addition, the COVID-19 pandemic (see Note 3) has, and continues to have, a material impact on the Company’s business operations, financial position, liquidity, capital resources and results of operations. The risks and uncertainties surrounding the Chapter 11 Cases and the COVID-19 pandemic, the defaults under our debt agreements (see Note 9), and our financial condition, raise substantial doubt as to the Company’s ability to continue as a going concern.
As discussed in Note 16, Subsequent Events, on November 24, 2020, the Bankruptcy Court orally approved the Company’s plan of reorganization, which effectively will sell/distribute substantially all operating assets through the Asset Purchase Agreement (defined below) and the Company will wind down, once the transactions outlined in the Asset Purchase Agreement are consummated, through the liquidation of any remaining assets and liabilities. Our unaudited interim Consolidated Financial Statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary due to the Company’s inability to continue as a going concern.
Bankruptcy Accounting
The unaudited interim Consolidated Financial Statements included herein have been prepared as if we are a going concern and in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic No. 852—Reorganizations (ASC 852). As a result, we have segregated liabilities and obligations whose treatment and satisfaction are dependent on the outcome of the Chapter 11 Cases and have classified these items as Liabilities Subject to Compromise on our unaudited interim Consolidated Balance Sheets. In addition, we have classified all income, expenses, gains or losses that were incurred or realized as a direct result of the Chapter 11 Cases since filing as Reorganization items in our unaudited interim Consolidated Statement of Operations.
Certain subsidiary entities are not debtors under the Chapter 11 Cases. However, condensed combined financial statements of the Debtors are not presented in the notes to the unaudited interim Consolidated Financial Statements as the assets and liabilities, operating results and cash flows of the non-debtor entities included in the unaudited interim Consolidated Financial Statements are insignificant and, therefore, the unaudited interim Consolidated Financial Statements presented herein materially represent the condensed combined financial statements of the debtor entities for all periods presented. As of October 31, 2020, total assets, total liabilities and net income of the non-debtor entities represents 0.7%, 0.2%, and (0.7)% of total consolidated assets, liabilities and net income, respectively. As of October 31, 2020, the non-debtor entities have intercompany receivables and intercompany payables from/to the debtor entities of $28.8 million and $0.0 million, respectively.
Restricted Cash
Amounts included in restricted cash represent those required to be set aside by a contractual agreement or requirements of the Bankruptcy Court. Amounts included in restricted cash as of October 31, 2020 include:

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
1. Basis of Presentation and Consolidation (Continued)
(In Millions)	October 31, 2020
DIP financing funded to escrow pending resolution of contingencies (see Note 9)	$225
Cash collateral in escrow under the requirements of the 2017 Revolving Credit Facility	195
Cash deposited into escrow to pay bankruptcy professional fees upon emergence	78
Other	17
Total restricted cash	$515
2. Chapter 11 Cases
Voluntary Petition for Reorganization
On the Petition Date, the Debtors filed voluntary petitions in the Bankruptcy Court seeking relief under the Bankruptcy Code. Pursuant to order of the Bankruptcy Court, the Chapter 11 Cases are being jointly administered under the caption In re: J. C. Penney Company, Inc. et al., Case No. 20-20182 (DRJ) Documents. Documents filed on the docket of and other information related to the Chapter 11 Cases are available free of charge online at https://cases.primeclerk.com/JCPenney.
Pursuant to Section 362 of the Bankruptcy Code, the filing of the Chapter 11 Cases automatically stayed most actions against the Debtors, including actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property. Subject to certain exceptions under the Bankruptcy Code, the filing of the Debtors’ Chapter 11 Cases also automatically stayed the filing of most legal proceedings and other actions against or on behalf of the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Debtors’ bankruptcy estates, unless and until the Court modifies or lifts the automatic stay as to any such claim.
The Debtors continue to operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Bankruptcy Court. Following the Petition Date, the Bankruptcy Court entered certain interim and final orders facilitating the Debtors’ operational transition into Chapter 11. These orders authorized the Debtors to, among other things, access cash collateral, pay employee wages and benefits, honor customer programs and pay vendors and suppliers in the ordinary course for all goods and services provided after the Petition Date. These orders are significant because they allow the Debtors to operate their businesses in the normal course.
Prior to the commencement of the Chapter 11 Cases, on May 15, 2020, the Debtors entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the “RSA”) with members of an ad hoc group of lenders and noteholders (the “Ad Hoc Group”) that held approximately 70 percent of the Debtors’ first lien debt as of such date. On or about June 7, 2020, additional lenders and noteholders (collectively, and together with the Ad Hoc Group, the “Consenting Stakeholders”) executed the RSA. As of such date, the Consenting Stakeholders held approximately 93 percent of the Debtors’ prepetition first lien debt. The RSA contemplated a restructuring process that would establish both a financially sustainable operating company and a real estate investment trust. On September 10, 2020, the Company entered into a non-binding letter -of-intent (“LOI”) with the Ad Hoc Group, Simon Property Group and Brookfield Property Group that is generally consistent with the framework of the restructuring process contemplated in the RSA. On October 28, 2020, the Company, together with certain of its subsidiaries,

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
2. Chapter 11 Cases (Continued)
entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Copper Retail JV LLC, an entity formed by and under the control of Simon Property Group and Brookfield Property Group, and Copper Bidco LLC, an entity that is controlled by the lenders under the Superpriority Senior Secured Debtor-In-Possession Credit and Guaranty Agreement and the other holders of the Debtors’ first lien debt.
Please see Note 16 for additional information regarding the completion of certain of the transactions contemplated by the Asset Purchase Agreement and the approval of the plan of reorganization.
Financing During the Chapter 11 Cases
See Note 9 for discussion of the DIP Credit Agreement, which provides up to $450 million in senior secured, super-priority new money financing, subject to the terms, conditions, and priorities set forth in the applicable definitive documentation and orders of the Bankruptcy Court.
Liabilities Subject to Compromise
As a result of the Chapter 11 Cases, the payment of pre-petition liabilities is generally subject to compromise pursuant to a plan of reorganization. Generally, actions to enforce or otherwise effect payment of pre-bankruptcy filing liabilities are stayed. Although payment of pre-petition claims generally is not permitted, the Bankruptcy Court granted the Debtors authority to pay certain pre-petition claims in designated categories and subject to certain terms and conditions. This relief generally was designed to preserve the value of the Debtors’ business and assets. Among other things, the Bankruptcy Court authorized, but did not require, the Debtors to pay certain pre-petition claims relating to employee wages and benefits, taxes, critical vendors and debt.
Pre-petition liabilities that are subject to compromise are required to be reported at the amounts expected to be allowed by the Bankruptcy Court, even if they may be settled for different amounts. The amounts classified as liabilities subject to compromise may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determination of secured status of certain claims, the determination as to the value of any collateral securing claims, proof of claims or other events.
The following table presents Liabilities subject to compromise as reported in the unaudited interim Consolidated Balance Sheet at October 31, 2020:
(In millions)	October 31, 2020
Debt(1)	$3,289
Operating leases (including $91 million in landlord damage claims related to rejected leases)	944
Merchandise accounts payable	492
Other accounts payable and accrued expenses	188
Other liabilities	116
Accrued interest	34
Total liabilities subject to compromise	$5,063

(1)
Please see Note 9 for details of the pre-petition debt reported as liabilities subject to compromise.

Executory Contracts
Subject to certain exceptions, under the Bankruptcy Code the Debtors may assume, assign or reject executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and fulfillment

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
2. Chapter 11 Cases (Continued)
of other applicable conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such contract and, subject to certain exceptions, relieves the Debtors from performing future obligations under such contract but entitles the counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Alternatively, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease, if any, and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease with the Debtors in this report, including where applicable quantification of the Company’s obligations under such executory or unexpired lease of the Debtors, is qualified by any overriding rejection rights the Company has under the Bankruptcy Code. See Note 11 for additional information regarding the rejection of certain leases.
Reorganization Items, Net
Reorganization items, net represent amounts incurred after the Petition Date as a direct result of the Chapter 11 Cases and are comprised of the following for the quarter ended October 31, 2020:
(In millions)	Three Months Ended October 31, 2020	Nine Months Ended October 31, 2020
Advisor fees	$73	$137
Debtor-in-possession financing fees	—	50
Write-off of pre-petition unamortized debt issuance costs	—	33
Employee retention	11	32
(Gain)/loss on lease terminations, net of landlord damage claims	11	(55)
Other	7	13
Total reorganization items, net(1)	$102	$210

(1)
Cash paid for reorganization items, net for the three months ended October 31, 2020, was $73 million, which includes $47 million in advisor fees and $19 million for employee retention payments.

Store Asset Related Charges/Gains
In conjunction with our restructuring process that began toward the end of the first quarter of 2020 and continued into the second and third quarters with the bankruptcy proceedings, the Company identified certain properties to be considered, and designated, for closing. Additionally, the filing of the Chapter 11 Cases and other restructuring considerations have resulted in various impairment analyses, the reassessment and remeasurement of certain reasonably certain lease terms and the reconsideration of the amortization periods for leasehold improvements and related fixed assets. The effects of these actions during 2020, resulted in multiple adjustments to store-related and other assets, including right-of-use lease assets and lease liabilities for the three-month and nine-month periods ended October 31, 2020. These adjustments included impairments of long-lived assets, impairments of operating lease assets, remeasurement of certain operating lease assets and liabilities based on a reassessment of the reasonably certain lease term, and the rejection of certain leases through the Bankruptcy Court. Since these accounting write offs are primarily related to actual, or the eventual, closure of stores and other properties, the Company summarized the impact on the unaudited interim Consolidated Statement of Operations in the table below

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
2. Chapter 11 Cases (Continued)
for the three-month and nine-month periods ended October 31, 2020, including the caption in which each item is recorded in the unaudited interim Consolidated Statement of Operations.
(In millions)	Three Months Ended October 31, 2020	Nine Months Ended October 31, 2020	Statement of Operations Line Item
Impairments of long-lived assets (see note 13)	$—	$75	Restructuring and management transition
Impairments of operating lease assets (see note 13)	—	50	Restructuring and management transition
Write off of store assets	—	1	Restructuring and management transition
Accelerated amortization of operating lease assets (see note 11)	2	13	SG&A
Accelerated depreciation of long-lived assets(1)	46	74	Depreciation and amortization
Gain on remeasurement of operating lease assets and operating lease liabilities (see notes 11 and 13)	—	(20)	Restructuring and management transition
(Gain)/loss on store lease terminations from rejection of leases, net (see note 11)	11	(50)	Reorganization items, net
Gain on sale of closed stores	(3)	(3)	Restructuring and management transition
Gain on sale of closing store fixtures	(7)	(8)	Restructuring and management transition
Total	$49	$132

(1)
Represents the incremental depreciation expense recorded during the respective period due to the reduced estimated useful life of the underlying long-lived assets

The accounting standards applicable to these adjustments to long-lived assets and operating lease assets and liabilities are based on various facts and circumstances over the period from a decision to close a store (as an indicator of impairment) to the cease use date and sale or lease rejection approval from the Bankruptcy Court. These events drive the timing of recognition and the presentation location in the unaudited interim Consolidated Statement of Operations. At the point that an operating lease for a closing store is rejected and the Company ceases use of the property, the store’s related long-lived assets will be written-off to their residual value and the store’s operating lease assets and liabilities will be written down to zero. However, under the applicable accounting standards, the write down of these assets and liabilities occurs at different points in time as these stores are eventually closed and the related store leases progress toward rejection.
3. Global COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared a global pandemic related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The COVID-19 pandemic has significantly impacted the economic conditions in the U.S. and globally. The Company announced the temporary closing of all stores effective March 19, 2020, along with most of its supply chain facilities;

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
3. Global COVID-19 Pandemic (Continued)
however, we continued to operate jcp.com and fulfill orders via three eCommerce fulfillment centers. Additionally, subsequent to temporarily closing all stores, the Company furloughed approximately 80,000 associates, including store and supply chain associates, as well as some corporate office associates.
In late April 2020, the Company began re-opening stores with limited operating hours and staffing. The Company re-opened 11 stores in fiscal April, 464 stores in fiscal May and 366 stores in fiscal June. All open stores and facilities have implemented enhanced safety procedures and enhanced cleaning protocols to protect the health of our customers and associates. The majority of our stores continue to operate with limited hours and staffing. As of October 31, 2020, the Company completed the closing of 153 stores and is in the process of closing 3 additional stores. Going out of business sales have been completed at all of these stores, with the final three stores closing in November 2020. As of October 31, 2020, less than 1,000 associates remain on furlough.
The COVID-19 pandemic has, and continues to have, a material impact on the Company’s business operations, financial position, liquidity, capital resources and results of operations, including the Company’s filing of the Chapter 11 Cases. Because it is impossible to predict the effect and ultimate impact of the COVID-19 pandemic, or the outcome of the Chapter 11 Cases, current financial information may not be indicative of future operating results.
4. Effect of New Accounting Standards
In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of Effects of Reference Rate Reform on Financial Reporting,” which provides practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments in this update apply only to contracts, hedging relationships, and other transactions that reference the London interbank offered rate (“LIBOR”) or another reference rate expected to be discontinued as a result of reference rate reform. These amendments are not applicable to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. ASU No. 2020-04 is effective as of March 12, 2020, through December 31, 2022, and may be applied to contract modifications and hedging relationships from the beginning of an interim period that includes or is subsequent to March 12, 2020. We do not anticipate a material impact from the adoption of this new standard.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This standard will be effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020; however, early adoption is permitted. We have adopted this new standard beginning February 2, 2020, and the adoption did not have a material impact on the unaudited Interim Consolidated Financial Statements.
5. Earnings/(Loss) per Share
Net income/(loss) and shares used to compute basic and diluted earnings/(loss) per share (EPS) are reconciled below:

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
5. Earnings/(Loss) per Share (Continued)
	Three Months Ended		Nine Months Ended
(In millions, except per share data)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Earnings/(loss)
Net income/(loss)	$(368)	$(93)	$(1,312)	$(295)
Shares
Weighted average shares assuming dilution (basic and diluted shares)	325.1	320.9	324.6	319.3
EPS
Basic	$(1.13)	$(0.29)	$(4.04)	$(0.92)
Diluted	$(1.13)	$(0.29)	$(4.04)	$(0.92)
The following average potential shares of common stock were excluded from the diluted EPS calculation because their effect would have been anti-dilutive:
	Three Months Ended		Nine Months Ended
(Shares in millions)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Stock options and restricted stock awards	9.6	23.8	11.8	23.7
6. Revenue
Our contracts with customers primarily consist of sales of merchandise and services at the point of sale, sales of gift cards to a customer for a future purchase, customer loyalty rewards that provide discount rewards to customers based on purchase activity, and certain licensing and profit-sharing arrangements involving the use of our intellectual property by others.
Revenue includes Total net sales and Credit income and other. Net sales are categorized by merchandise and service sale groupings as we believe it best depicts the nature, amount, timing and uncertainty of revenue and cash flow.
The following table provides the components of Net sales for the three and nine months ended October 31, 2020 and November 2, 2019:
	Three Months Ended				Nine Months Ended
($ in millions)	October 31, 2020		November 2, 2019		October 31, 2020		Novemler 2, 2019
Women’s apparel	$342	20%	$509	21%	$829	20%	$1,582	21%
Men’s apparel and accessories	340	20%	524	22%	842	20%	1,539	21%
Women’s accessories, including Sephora	230	14%	328	14%	619	15%	1,106	15%
Home	187	11%	229	10%	504	12%	780	11%
Footwear and handbags	164	10%	281	12%	428	10%	809	11%
Kid’s, including toys	169	10%	253	11%	362	9%	669	9%
Jewelry	126	8%	106	4%	291	7%	368	5%
Services and other	117	7%	154	6%	272	7%	479	7%
Total net sales	$1,675	100%	$2,384	100%	$4,147	100%	$7,332	100%

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
6. Revenue (Continued)
Credit income and other encompasses the revenue earned from the agreement with Synchrony Financial (Synchrony) associated with our private label credit card and co-branded MasterCard® programs.
The Company has contract liabilities associated with the sales of gift cards and our customer loyalty program. These liabilities include consideration received for gift card and loyalty related performance obligations which have not been satisfied as of a given date. The liabilities are included in other accounts payable and accrued expenses in the unaudited Interim Consolidated Balance Sheets and were as follows:
(in millions)	October 31, 2020	November 2, 2019	February 1, 2020
Gift cards	$102	$110	$136
Loyalty rewards	67	63	58
Total contract liability	$169	$173	$194
A rollforward of the amounts included in contract liability for the first nine months of 2020 and 2019 are as follows:
(in millions)	2020	2019
Beginning balance	$194	$200
Current period gift cards sold and loyalty reward points earned	114	246
Net sales from amounts included in contract liability opening balances	(54)	(71)
Net sales from current period usage	(85)	(202)
Ending balance	$169	$173
7. Derivative Financial Instruments
We use derivative financial instruments for hedging and non-trading purposes to manage our exposure to changes in interest rates. Use of derivative financial instruments in hedging programs subjects us to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of our derivative financial instruments is used to measure interest to be paid or received and does not represent our exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate.
When we use derivative financial instruments for the purpose of hedging our exposure to interest rates, the contract terms of a hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in accumulated other comprehensive income/(loss) (AOCI) until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings during the period. Instruments that do not meet the criteria for hedge accounting, or contracts for which we have not elected to apply hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
7. Derivative Financial Instruments (Continued)
We are party to interest rate swap agreements dated May 7, 2015, with notional amounts totaling $1,250 million to fix a portion of our variable LIBOR-based interest payments. The interest rate swap agreements have a weighted-average fixed rate of 2.04%, matured on May 7, 2020, and were designated as cash flow hedges at the inception of the contracts. On September 4, 2018, we entered into additional forward interest rate swap agreements with notional amounts totaling $750 million to fix a portion of our variable LIBOR-based interest payments. The forward interest rate swap agreements have a weighted-average fixed rate of 3.135%, have an effective date from May 7, 2020, to May 7, 2025, and were designated as cash flow hedges at the inception of the contracts.
The fair value of our interest rate swaps (see Note 8) are recorded in the unaudited interim Consolidated Balance Sheets as an asset or a liability based upon its change in fair values from its effective date. For swaps designated as cash flow hedges, the effective portion of the interest rate swaps’ changes in fair values is reported in AOCI (see Note 10), and the ineffective portion is reported in net income/(loss). Amounts in AOCI are reclassified into net income/(loss) when the related interest payments affect earnings.
Quarterly, the Company evaluates the effectiveness of each hedging relationship. To continue to qualify for hedge accounting, the hedging instrument must continue to be highly effective and, for cash flow hedges, the forecasted transactions must continue to be probable of occurring. The Company’s commencement of the Chapter 11 Cases (see Note 2) was deemed to be more likely than not as of May 2, 2020, the end of the Company’s fiscal first quarter. Accordingly, the Company determined that it was probable that the forecasted transactions would not occur and, therefore, the hedges were no longer effective. As a result, during first quarter of 2020, the Company recorded a charge of $77 million for discontinuance of hedge accounting, which included $58 million reclassified from AOCI.
On May 7, 2020, the Company did not make a scheduled interest payment on the aforementioned swap agreements and the agreements were cancelled. As of May 7, 2020, the fair value of the interest swaps was $77 million. The interest rate swaps liability is secured by the collateral of the 2017 Credit Facility (see Note 9) and is not subject to compromise. The interest rate swaps are no longer subject to fair value changes after May 7, 2020.
Information regarding the gross amounts of our derivative instruments in the unaudited interim Consolidated Balance Sheets is as follows:
	Asset Derivatives at Fair Value				Liability Derivatives at Fair Value
($ in millions)	Balance Sheet Location	October 31, 2020(1)	November 2, 2019(1)	February 1, 2020(1)	Balance Sheet Location	October 31, 2020(1)	November 2, 2019(1)	February 1, 2020(1)
Interest rate swaps	Prepaid expenses and other	$—	$—	$—	Other accounts payable and accrued expenses	$77	$—	$—
Interest rate swaps	Other assets	—	—	—	Other liabilities	—	53	58
Total derivatives		$—	$—	$—		$77	$53	$58

(1)
Derivatives as of October 31, 2020, were not designated as hedging instruments; derivatives as of November 2, 2019, and February 1, 2020, were designated as hedging instruments.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
8. Fair Value Disclosures
In determining fair value, the accounting standards establish a three-level hierarchy for inputs used in measuring fair value, as follows:
•
Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

Interest Rate Swaps Measured on a Recurring Basis
The fair value of our interest rate swap agreements, prior to their cancellation, was valued in the market using discounted cash flow techniques, which use quoted market interest rates in discounted cash flow calculations that consider the instrument’s term, notional amount, discount rate and credit risk. Significant inputs to the derivative valuation for interest rate swaps are observable in the active markets and are classified as Level 2 in the fair value measurement hierarchy.
Other Non-Financial Assets Measured on a Non-Recurring Basis
As further discussed in Note 13, during second quarter of 2020, long-lived assets held and used with carrying value of $68 million were written down to their fair value of $42 million, and right-of-use assets with carrying value of $12 million were written down to a fair value of $10 million , resulting in asset impairment charges of $26 million and $2 million, respectively, totaling $28 million. During first quarter of 2020, long-lived assets held and used with a carrying value of $162 million were written down to their fair value of $113 million, and right-of-use lease assets with a carrying value of $140 million were written down to a fair value of $92 million, resulting in asset impairment charges of $49 million and $48 million, respectively, totaling $97 million. The fair value was determined based on a discounted cash flow approach. The significant inputs and assumptions used in the discounted cash flow approach included estimated market rentals for the related leases and a real estate-based discount rate and are classified as Level 3 in the fair value measurement hierarchy.
Also, as a result of the Company’s plans to reduce its store footprint during bankruptcy, during first quarter of 2020, indefinite-lived intangible assets with a carrying value of $275 million were written down to their fair value of $233 million, resulting in an asset impairment of $42 million. We evaluated the recoverability of our indefinite-lived intangible assets utilizing the relief from royalty method to determine the estimated fair value. The relief from royalty method estimates our theoretical royalty savings from ownership of the intangible assets. Key assumptions in determining relief from royalty include, among other things, discount rates, royalty rates, growth rates, sales projections and terminal value rates. The Company applied a weighted-average approach, which considered multiple scenarios with varying sales projections to estimate fair value. The fair value determined utilizing the relief from royalty method and the significant inputs related to valuing the intangible assets are classified as Level 3 in the fair value measurement hierarchy.
In connection with the Company announcing its plan to close underperforming stores in 2019, long-lived assets held and used with a carrying value of $22 million were written down to their fair value of $8 million, resulting in asset impairment charges of $14 million in the first quarter of 2019. Additionally, in connection with the adoption of the new lease accounting standard, right-of-use assets of $58 million were written down to their fair value of $19 million. The fair value was determined based on comparable market

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
8. Fair Value Disclosures (Continued)
values of similar properties or on a rental income approach and the significant inputs related to valuing the store related assets are classified as Level 3 in the fair value measurement hierarchy.
Other Financial Instruments
Carrying values and fair values of financial instruments that are not carried at fair value in the unaudited Interim Consolidated Balance Sheets are as follows:
	October 31, 2020		November 2, 2019		February 1, 2020
($ in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total debt, excluding unamortized debt issuance costs	$5,453	$2,517	$4,198	$2,993	$3,758	$2,464
The fair value of total debt was estimated by obtaining quotes from brokers or was based on current rates offered for similar debt. As of October 31, 2020, November 2, 2019, and February 1, 2020, the fair values of cash, cash equivalents and restricted cash, accounts payable, the DIP Credit Agreement and the 2017 Credit Facility approximated their carrying values due to the short-term nature of these instruments.
Concentrations of Credit Risk
We have no significant concentrations of credit risk.
9. Debt and Debt Subject to Compromise
($ in millions)	October 31, 2020	November 2, 2019	February 1, 2020
DIP Credit Agreement	$900	$—	$—
Pre-petition debt—classified as a current liability
2017 Credit Facility (Matures 2022)	1,264	429	—
Pre-petition debt subject to compromise(1)
5.65% Senior Notes Due 2020	105	105	105
2016 Term Loan Facility (Matures in 2023)	1,102	1,551	1,540
5.875% Senior Secured Notes Due 2023	469	500	500
7.125% Debentures Due 2023	10	10	10
8.625% Senior Secured Second Priority Notes Due 2025	400	400	400
6.9% Notes Due 2026	2	2	2
6.375% Senior Notes Due 2036	388	388	388
7.4% Debentures Due 2037	313	313	313
7.625% Notes Due 2097	500	500	500
Total debt subject to compromise	3,289	—	—
Total debt	$5,453	4,198	3,758
Less: unamortized debt issuance costs		(40)	(37)
Less: current portion		(147)	(147)
Total long-term debt		$4,011	$3,574

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
9. Debt and Debt Subject to Compromise (Continued)

(1)
Liabilities subject to compromise must be reported at the amounts expected to be allowed claims by the Bankruptcy Court. The carrying value of the debt will be adjusted as claims are approved. As of October 31, 2020, we have written off unamortized debt issuances costs of $33 million to present the debt at the face value outstanding. The expense related to this write off is recorded within Reorganization items, net in the unaudited interim Consolidated Statement of Operations.

The commencement of the Chapter 11 Cases constitutes an event of default or termination event under all pre-petition debt of the Company. With the exception of the 2017 Credit Facility, all pre-petition debt is classified as liabilities subject to compromise. As a result of the default under the agreements comprising the 2017 Credit Facility agreements, the Company has classified the 2017 Credit Facility as a current liability. Any efforts to enforce payment obligations related to the Company’s outstanding debt have been automatically stayed as a result of the filing of the Chapter 11 Cases, and the creditors’ rights of enforcement are subject to the applicable provisions of the Bankruptcy Code.
Effective as of the Petition Date, the Company ceased recording interest expense on all debt subject to compromise, with the exception of the 2016 Term Loan Facility and the Senior Secured Notes. On June 5, 2020, and July 20, 2020, the Bankruptcy Court issued orders allowing the Debtors to make adequate protection payments for the 2017 Credit Facility, the 2016 Term Loan Facility and the Senior Secured Notes. The adequate protection payments represent interest otherwise due under the terms of those debt agreements and the Company continues to accrue and expense that interest. Contractual interest expense represents amounts due under the contractual terms of outstanding pre-petition debt subject to compromise and not otherwise paid under adequate protection payments. For the three months and nine months ended October 31, 2020, contractual interest expense of $31 million and $57 million, respectively, has not been recorded in the unaudited interim Consolidated Financial Statements.
Debtor-in-Possession Financing
Pursuant to the RSA, certain of the Consenting Stakeholders and/or their affiliates agreed to provide, on a committed basis, debtor-in-possession financing on the terms set forth therein. Following entry by the Bankruptcy Court of a final order on June 5, 2020, JCP, as borrower, and J. C. Penney and certain of its subsidiaries, as guarantors (together with JCP, the “Credit Parties”), entered into a Superpriority Senior Secured Debtor-In -Possession Credit and Guaranty Agreement (the “DIP Credit Agreement”) with the financial institutions identified therein as lenders (the “Lenders”), GLAS USA LLC, as administrative agent (the “Administrative Agent”), and GLAS Americas LLC, as collateral agent. The obligations under the DIP Credit Agreement are secured by substantially all of the real and personal property of the Credit Parties, subject to certain exceptions.
The DIP Credit Agreement provides for a superpriority secured debtor-in-possession credit facility comprised of term loans in an aggregate amount of up to $900 million of which (i) up to $450 million consists of “new money” loans that will be made available to JCP ($225 million of which was provided to JCP on June 8, 2020, and $225 million was funded to an escrow account on July 9, 2020), and (ii) up to $450 million consists of certain pre-petition term loan and/or first lien notes obligations that are “rolled” into the DIP Credit Agreement ($225 million of which was rolled into the DIP Facility on June 8, 2020, and $225 million of which was rolled into the DIP Credit Agreement on July 9, 2020). Of the total $450 million of pre-petition debt rolled into the DIP Credit Agreement, $419 million of the 2016 Term Loan and $31 million of the Senior Secured Notes were rolled into the DIP Credit Agreement. The pre-petition debt rolled into the DIP Credit Agreement was accounted for as a debt modification. Fees of $50 million, consisting of $45 million paid to the lenders and $5 million paid to the Company’s advisors, were paid in connection

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
9. Debt and Debt Subject to Compromise (Continued)
with the signing of the DIP Credit Agreement, were all expensed during the second quarter of 2020 and are included in Reorganization items, net in the unaudited interim Consolidated Statement of Operations.
The proceeds of the DIP Credit Agreement were used, in part, to provide incremental liquidity for working capital, to pay administrative costs, premiums, fees and expenses in connection with the DIP Credit Agreement and the administration of the Chapter 11 Cases, to make court approved payments in respect of pre-petition obligations and for other purposes consistent with the DIP Credit Agreement.
Loans under the DIP Credit Agreement bear interest at (i) if a Base Rate Loan, at the Base Rate (which is subject to a floor of 2.25%) plus 10.75% per annum or (ii) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate (which is subject to a floor of 1.25%) plus 11.75% per annum. As of October 31, 2020, the interest rate on the DIP Credit Agreement was 13%. In addition, a 3% repayment fee due to the DIP lenders upon repayment of the DIP Credit Agreement will be accreted as interest expense over the DIP Credit Agreement term. Pursuant to the DIP Credit Agreement Amendment (defined below), interest on the loans will cease to accrue effective upon the consummation of the OpCo 363 Sale (as defined below).
The DIP Credit Agreement includes customary negative covenants for debtor-in-possession loan agreements of this type, including covenants limiting the Credit Parties’ and their subsidiaries’ ability to, among other things, incur additional indebtedness, create liens on assets, make investments, loans or advances, engage in mergers, consolidations, sales of assets and acquisitions, pay dividends and distributions and make payments in respect of junior or pre-petition indebtedness, in each case subject to customary exceptions for debtor-in-possession loan agreements of this type. The DIP Credit Agreement also includes conditions precedent, representations and warranties, mandatory prepayments, affirmative covenants and events of default customary for financings of this type. Certain bankruptcy-related events are also events of default, including, but not limited to, the dismissal by the Bankruptcy Court of any of the Chapter 11 Cases, the conversion of any of the Chapter 11 Cases to a case under chapter 7 of title 11 of the United States Code, the appointment of a trustee pursuant to chapter 11 of title 11 of the United States Code, and certain other events related to the impairment of the Lenders’ rights or liens granted under the DIP Credit Agreement.
On September 10, 2020, the Company entered into a non-binding letter-of-intent (“LOI”) with the Ad Hoc Group, Simon Property Group and Brookfield Property Group that is generally consistent with the framework of the restructuring process contemplated in the RSA. On October 28, 2020, the Company, together with certain of its subsidiaries, entered into the Asset Purchase Agreement with Copper Retail JV LLC, an entity formed by and under the control of Simon Property Group and Brookfield Property Group, and Copper Bidco LLC, an entity that is controlled by the lenders under the Superpriority Senior Secured Debtor-In-Possession Credit and Guaranty Agreement and the other holders of the Debtors’ first lien debt. Please see Note 16 for additional information regarding the completion of certain of the transactions contemplated by the Asset Purchase Agreement and the approval of the plan of reorganization.
In connection with the consummation of the OpCo 363 Sale (as defined below), on December 7, 2020, the Credit Parties and certain of the DIP Lenders entered into a Limited and Specific Waiver to the DIP Credit Agreement (the “DIP Credit Agreement Amendment”) to, among other things, (i) extend the maturity of the DIP Credit Agreement to April 1, 2021, (ii) waive certain reporting requirements of the Company and JCP thereunder, and (iii) eliminate certain other covenants no longer applicable to the Credit Parties.
Pre-Petition Debt
As of October 31, 2020, there was $1,264 million in outstanding borrowings under the Company’s pre-petition senior secured asset-based revolving credit facility (the 2017 Credit Facility). Borrowings under

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
9. Debt and Debt Subject to Compromise (Continued)
the 2017 Credit Facility bear interest, at the Company’s option, at a base rate or LIBOR, plus an applicable interest rate margin varying depending on the Company’s utilization of the 2017 Credit Facility. The interest rate on the borrowings as of October 31, 2020, was 6.50%. The proceeds from the 2017 Credit Facility may be used for working capital needs or general corporate purposes. The Company’s option to elect which rate applies to the amounts outstanding under the 2017 Credit Facility requires the Company to designate each borrowing as either a base rate or LIBOR borrowing. The designation may be changed subsequent to the initial borrowing and are presented as proceeds and payments which offset in the unaudited interim Consolidated Statement of Cash Flows. During the first half of 2020, approximately $1.4 billion changed designation, which has zero net impact on the amounts that are outstanding under the 2017 Credit Facility. Following the commencement of the Chapter 11 Cases, we do not have access to additional cash borrowings under the revolving credit facility.
In April 2020, the Company did not make its scheduled payment of interest related to the 6.375% Senior Secured Notes Due 2036 and did not cure that default prior to commencement of the Chapter 11 Cases. During the period of the Chapter 11 Cases, the Company will make adequate protection payments, consisting of non-default interest and fees, in respect of the obligations under the outstanding 2016 Term Loan Facility and the Senior Secured Notes Due 2023. In respect of obligations under the 2017 Credit Facility, an additional 2% in default interest will be included in the adequate protection payments. All other interest payments on pre-petition outstanding debt have been suspended. Amounts incurred for adequate protection payments, representing interest on the 2017 Credit Facility, the 2016 Term Loan Facility, and the Senior Secured Notes, totaled $45 million and $83 million for the three and nine months ended October 31, 2020. As noted above as provided for in the DIP Credit Agreement, $419 million of the 2016 Term Loan and $31 million of the Senior Secured Notes were rolled into the DIP Credit Agreement.
10. Accumulated Other Comprehensive Income/(Loss)
The following tables show the changes in accumulated other comprehensive income/(loss) balances for the nine months ended October 31, 2020, and November 2, 2019:
(In millions)	Net Actuarial Gain/(Loss)	Prior Service Credit/(Cost)	Foreign Currency Translation	Gain/(Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income/(Loss)
February 1, 2020	$(310)	$(12)	$(1)	$(64)	$(387)
Discontinuance of hedge accounting(1)	—	—	—	64	64
Other comprehensive income/(loss) before reclassifications	(58)	4	—	—	(54)
Amounts reclassified from accumulated other comprehensive income/(loss)	—	4	(1)	—	3
October 31, 2020	$(368)	$(4)	$(2)	$—	$(374)

(1)
Includes a $58 million charge reclassified to earnings and included in Discontinuance of hedge accounting and a $6 million charge reclassified to Income tax expense, both recorded during the first quarter of 2020.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
10. Accumulated Other Comprehensive Income/(Loss) (Continued)
(In millions)	Net Actuarial Gain/(Loss)	Prior Service Credit/(Cost)	Foreign Currency Translation	Gain/(Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income/(Loss)
February 2, 2019	$(290)	$(22)	$(1)	$(15)	$(328)
ASU 2018-02 (Stranded Taxes) adoption	46	3	—	4	53
Other comprehensive income/(loss) before reclassifications	—	—	—	(44)	(44)
Amounts reclassified from accumulated other comprehensive income/(loss)	—	6	—	(5)	1
November 2, 2019	$(244)	$(13)	$(1)	$(60)	$(318)
11. Leases
During the second quarter of 2020, following the filing of the Chapter 11 Cases on May 15, 2020, the Company remeasured certain leases based on a change in their reasonably certain lease term. The weighted average discount rate used for remeasuring the leases was 22.3%. As a result of the remeasurements, during second quarter 2020, the Company reduced its operating lease assets by $95 million and its operating lease liabilities by $115 million, recording a gain of $20 million, which is included in restructuring and management transition, net (see Note 13) in the unaudited interim Consolidated Statement of Operations.
Additionally, in connection with scheduled store closures, the Company accelerated the amortization of store operating lease assets, net of any lease incentive amortization, of $11 million in the second quarter of 2020 and $2 million in the third quarter of 2020, which were recorded to SG&A expenses in the unaudited interim Consolidated Statement of Operations.
During the second and third quarters of 2020, the Bankruptcy Court approved the rejection of certain leases that primarily related to stores closed during the quarter prior to their original contractual termination date. In the second quarter, the Company reduced its operating lease assets by $46 million and its operating lease liabilities by $112 million, recording a gain of $66 million, which is included in Reorganization items, net (see Note 2) in the unaudited interim Consolidated Statement of Operations. In the third quarter, the Company reduced its operating lease liabilities by $80 million, recorded as a gain and included in reorganization items, net (see Note 2) in the unaudited interim Consolidated Statement of Operations. The gain was offset by estimated landlord damage claims of $91 million related to the rejected leases and recorded to Reorganization items, net, resulting in a net loss of $11 million related to the rejected leases. The $91 million landlord damage claim liability is included in Liabilities subject to compromise in the unaudited interim Consolidated Balance Sheet (see Note 2).
12. Retirement Benefit Plans
The components of net periodic pension expense/(income) for our non-contributory qualified defined benefit pension plan and supplemental pension plans were as follows:

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
12. Retirement Benefit Plans (Continued)
	Three Months Ended		Nine Months Ended
($ in millions)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Service cost	$5	$7	$21	$21
Other components of net periodic pension cost/(income):
Interest cost	23	33	75	99
Expected return on plan assets	(50)	(48)	(151)	(144)
Amortization of prior service cost	1	2	4	6
Settlement expense	16	—	16	—
Amortization of net loss	—	—	1	—
Curtailment loss recognized	—	—	5	—
Special termination benefit cost recognized	—	—	94	—
	(10)	(13)	44	(39)
Net periodic pension expense/(income)	$(5)	$(6)	$65	$(18)
Service cost is included in SG&A in the unaudited Interim Consolidated Statements of Operations.
Primary Pension Plan Lump-Sum Payment Offer and VERP
In April 2020, the Company initiated a Voluntary Early Retirement Program (VERP) for approximately 4,300 eligible associates. Eligibility for the VERP included home office, stores and supply chain personnel who met certain criteria related to age and years of service as of October 23, 2019. The consideration period for eligible associates to accept the VERP ended on May 29, 2020. Based on the approximately 2,600 associates who elected to accept the VERP, we incurred a total charge of $94 million for enhanced retirement benefits. The enhanced retirement benefits increased the projected benefit obligation (PBO) of the Primary Pension Plan and the Supplemental Pension Plans by $85 million and $9 million, respectively. In addition, we incurred curtailment charges of $4 million related to our Primary Pension Plan and $1 million related to Supplemental Pension Plans as a result of the reduction in the expected years of future service related to these plans. As a result of these curtailments, the assets and the liabilities for our Primary Pension Plan and the liabilities of certain Supplemental Pension Plans were remeasured as of July 31, 2020. The discount rate used for the remeasurements was 2.64% compared to the fiscal year 2019 discount rate of 3.08%. The remeasurement and curtailment resulted in the PBO of our Primary Pension Plan increasing by $117 million and the related assets increasing by $74 million, and the PBO of our Supplemental Pension Plans decreasing by $0.4 million.
During the third quarter of 2020, we remeasured the Plan assets and liabilities as a result of settlement accounting and recognized settlement expense of $16 million. Settlement accounting was due to lump-sum payment activity to retirees and other separated associates primarily as a result of the VERP, store closures, and other reduction in workforce initiatives executed earlier in the year. The lump-sum payments reduced our pension obligation by $215 million. The discount rate used for the remeasurement as of October 31, 2020 was 3.00% compared to the July 2020 remeasurement discount rate of 2.64%. Following these payments and the completion of the remeasurement of plan assets and liabilities, the Plan’s funded status is 100% as of October 31, 2020. Please see Note 16, Subsequent Events, for additional information regarding the Plan.
Other Unfunded Benefit Plans
The Company also sponsors other supplemental retirement plans, primarily the Supplemental Retirement Program, the Benefit Restoration Plan and the Mirror Savings Plan, that were unfunded as of

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
12. Retirement Benefit Plans (Continued)
the Petition Date. Liabilities for those plans total $166 million and have been classified as Liabilities subject to compromise in the unaudited interim Consolidated Balance Sheets.
13. Restructuring and Management Transition, Net
During the third quarter of 2020, the Company incurred $13 million of charges, net, related to restructuring costs. These restructuring costs consisted primarily of severance costs of $7 million related to previously announced store closures and approximately 870 additional associates in supply chain and store locations, and store liquidation service provider fees of $14 million related to the closing stores, offset by $7 million in gains from the sale of closing store fixtures.
During the second quarter of 2020, the Company accrued severance costs related to store associates at announced closing stores and a reduction in workforce for home office, field management and international associates. Severance costs for the approximately 7,700 associates impacted totaled $28 million.
In connection with the anticipated commencement of the Chapter 11 Cases, the Company identified in the first quarter of 2020 certain leased stores it considered more likely than not would be permanently closed significantly before the end of their respective estimated useful lives. During the second quarter of 2020, the stores identified for permanent closure continued to evolve through the Chapter 11 Cases. The potential closing of stores is considered an indicator of impairment in accordance with ASC 360 Property, Plant and Equipment; accordingly, long-lived assets, including right-of-use lease assets, with indicators of impairment, are evaluated for recoverability. Assets that are not determined to be recoverable are assessed for impairment based on their current fair values. As a result of test for impairment during both first quarter 2020 and second quarter 2020, the Company recorded impairment charges of $97 million during first quarter of 2020, consisting of $49 million related to long-lived assets and $48 million related to right-of-use lease assets and the Company recorded impairment charges of $28 million during second quarter of 2020, consisting of $26 million related to long-lived assets and $2 million related to right-of-use lease assets.
In connection with store and other facility closures, during the second quarter of 2020, the Company wrote-off certain supply chain and field office lease related long-lived assets resulting in a charge of $16 million.
Similarly, during first quarter 2020, the Company determined that the combination of the macro economic impact of the COVID-19 pandemic, the contemplation of bankruptcy, and the expectations of permanent store closures represented an indicator of impairment related to the Company’s indefinite-lived intangible assets primarily associated with the Liz Claiborne family of trademarks and related intellectual property. As a result, the Company recorded an impairment of the intangible assets of $42 million during first quarter of 2020.
The Company also incurred expenses related to pre-petition debt restructuring advisory fees in the amount of $16 million and $8 million in the first and second quarters of 2020, respectively. The Company also recognized a gain of $20 million related to the remeasurement of certain operating lease assets and liabilities (see Note 11).
In the first quarter of 2019, the Company finalized plans to close 18 full-line stores and 9 ancillary home and furniture stores, further aligning the Company’s brick-and-mortar presence with its omnichannel network and enabling capital resources to be reallocated to locations and initiatives that offer the greatest long-term value potential. The planned store closures resulted in a $14 million asset impairment charge for store assets with limited future use and a $1 million severance charge for the expected displacement of store associates.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
13. Restructuring and Management Transition, Net (Continued)
The components of Restructuring and management transition include:
•
Home office and stores—charges for actions to reduce our store and home office expenses including impairments, employee termination benefits, store lease terminations and other restructuring/reorganization advisory costs;

•
Management transition—charges related to implementing changes within our management leadership team for both incoming and outgoing members of management; and

•
Other—charges related primarily to costs related to the closure of certain supply chain locations.

The composition of restructuring and management transition charges was as follows:
	Three Months Ended		Nine Months Ended		Cumulative Amount From Program Inception Through October 31, 2020
($ in millions)	October 31, 2020	November 2, 2019	October 31, 2020	November 2, 2019
Home office and stores	$13	$8	$236	$31	$764
Management transition	—	1	—	5	269
Other	—	—	—	—	186
Total	$13	$9	$236	$36	$1,219
Activity for the restructuring and management transition liability for the nine months ended October 31, 2020 was as follows:
($ in millions)	Home Office and Stores	Management Transition	Total
February 1, 2020	$6	$2	$8
Charges	71	—	71
Cash payments	(60)	(1)	(61)
Move to liabilities subject to compromise	(1)	(1)	(2)
October 31, 2020	$16	$—	$16
14. Income Taxes
On March 27, 2020, the U.S. federal government passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The CARES Act contains many tax provisions including, but not limited to, accelerated alternative minimum tax (“AMT”) refunds, payroll tax payment deferrals, employee retention credits, enhanced net operating loss (“NOL”) carryback rules and an increase to the interest deduction limitation. The Company has considered the income tax provisions of the CARES Act in the tax benefit calculation for the nine months ended October 31, 2020. The Company continues to monitor and analyze the CARES Act along with global legislation issued in response to the COVID-19 pandemic.
The net tax expense of $1 million for the three months ended October 31, 2020, consisted of $1 million of expense related to the deferred tax asset change arising from the tax amortization of indefinite-lived intangible assets.
The net tax benefit of $66 million for the nine months ended October 31, 2020, consisted of federal, state and foreign tax benefit of $1 million, $3 million of expense related to the deferred tax asset

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
14. Income Taxes (Continued)
change arising from the tax amortization of indefinite-lived intangible assets, net tax benefit of $3 million resulting from statutory audit settlements and a $65 million benefit from the release of valuation allowance, primarily due to the generation of post-tax reform NOLs that do not expire.
As of October 31, 2020, we have approximately $2.7 billion of NOLs available for U.S. federal income tax purposes, which largely expire in 2032 through 2034, though about $615 million of the NOLs do not expire; $473 million of federal unused interest deductions that do not expire; and $76 million of tax credit carryforwards that expire at various dates through 2039. Additionally, we have state NOLs that are subject to various limitations and expiration dates beginning in 2020 through 2041 and are offset fully by valuation allowances. A valuation allowance of $866 million fully offsets the federal deferred tax assets resulting from the NOLs, unused interest deductions and tax credit carryforwards that expire at various dates through 2039. A valuation allowance of $274 million fully offsets the deferred tax assets resulting from the state NOL carryforwards that expire at various dates through 2041. In assessing the need for the valuation allowance, we considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. As a result of our periodic assessment, our estimate of the realization of deferred tax assets is solely based on the future reversals of existing taxable temporary differences and tax credit carryforwards. Accordingly, in the three months ended October 31, 2020, the valuation allowance net increase of $86 million consisted of net deferred tax assets created in the quarter primarily due to the increase in NOL carryforwards. Our ability to use our NOLs may become subject to limitation or may be reduced or eliminated in connection with the Chapter 11 Cases.
15. Litigation and Other Contingencies
Litigation
Chapter 11 Proceedings
On May 15, 2020, the Debtors filed the Chapter 11 Cases seeking relief under the Bankruptcy Code. The Company expects to continue operations in the normal course for the duration of the Chapter 11 Cases. In addition, subject to certain exceptions under the Bankruptcy Code, the filing of the Debtors’ Chapter 11 Cases also automatically stayed the filing of most legal proceedings and other actions against or on behalf of the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date or to exercise control over property of the Debtors’ bankruptcy estates, unless and until the Bankruptcy Court modifies or lifts the automatic stay as to any such claim. See Note 2 for more information about the Chapter 11 Cases.
Legal Proceedings
We are subject to various legal and governmental proceedings involving routine litigation incidental to our business. Accruals have been established based on our best estimates of our potential liability in certain of these matters, which we believe aggregate to an amount that is not material to the unaudited Interim Consolidated Financial Statements. These estimates were developed in consultation with in-house and outside counsel. While no assurance can be given as to the ultimate outcome of these matters, we currently believe that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial position, liquidity or capital resources.
Contingencies
As of October 31, 2020, we have an estimated accrual of $20 million related to potential environmental liabilities that is recorded in Other accounts payable and accrued expenses and Other

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
15. Litigation and Other Contingencies (Continued)
liabilities in the unaudited Interim Consolidated Balance Sheet. This estimate covered potential liabilities primarily related to underground storage tanks and remediation of environmental conditions involving our former drugstore locations. We continue to assess required remediation and the adequacy of environmental reserves as new information becomes available and known conditions are further delineated. If we were to incur losses at the estimated amount, we do not believe that such losses would have a material effect on our financial condition, results of operations, liquidity or capital resources.
16. Subsequent Events
Completion of Acquisition and Disposition of Assets
As previously reported, on October 28, 2020, the Company, together with certain of its subsidiaries (collectively, the “Sellers”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Copper Retail JV LLC (“OpCo Purchaser”), an entity formed by and under the control of Simon Property Group, L.P. and Brookfield Asset Management Inc., and Copper Bidco LLC (“PropCo Purchaser” and, together with OpCo Purchaser, the “Purchasers”), an entity that is controlled by the DIP Lenders and the other holders of the Debtors’ first lien debt. Pursuant to the Asset Purchase Agreement, as part of a credit bid by GLAS USA LLC, as administrative agent under the DIP Agreement, and Wilmington Trust, National Association, as first lien agent, at the direction of a majority of the Debtors’ first lien creditors, the Purchasers agreed to acquire substantially all of the Sellers’ assets and assume certain of the Sellers’ obligations associated with the purchased assets.
Pursuant to the Asset Purchase Agreement, the Debtors, on behalf of PropCo Purchaser, will form separate property holding companies (the “PropCos”), to be owned by a trust through which Propco Purchaser will acquire certain of the Company Parties’ owned real estate assets consisting of 160 retail stores and all six of its owned distribution centers (collectively, the “PropCo Properties”) for the benefit of the Lenders, and the OpCo and PropCos will enter into separate long-term, “triple-net” master leases with respect to the PropCo Properties. On November 24, 2020, the Bankruptcy Court approved confirmation of the Company’s Plan of Reorganization and expects the final order to be entered on December 11, 2020. The Propco related transactions are subject to specified closing conditions and are expected to be consummated in 2021.
Pursuant to the terms of the Asset Purchase Agreement, on December 7, 2020, the Sellers completed their sale (the “OpCo 363 Sale”) to OpCo Purchaser, directly or indirectly to one or more newly formed subsidiaries (collectively, the “Opco”), of substantially all of the Company Parties’ retail and operating assets (other than the PropCo Properties described above). Pursuant to the OpCo 363 Sale, OpCo Purchaser also assumed certain liabilities related to such assets. The Sellers received, among other things, a cash payment of approximately $1.0 billion (which amount is subject to post-closing adjustments) and a portion of the credit bid (which portion PropCo Purchaser assigned to OpCo Purchaser for certain consideration set forth in the Asset Purchase Agreement immediately prior to the consummation of the OpCo 363 Sale). The OpCo 363 Sale was conducted under the provisions of Section 363 of the Bankruptcy Code and approved by the Bankruptcy Court. The Company anticipates that there will be no proceeds from the OpCo 363 Sale available for distribution to the Company’s common stockholders.
The Company is currently unable to provide an estimate of the gain or loss associated with accounting for the Asset Purchase Agreement. The sale of substantially all of the operating assets of the Company will eliminate all future operating related sales and expenses associated with retail and eCommerce activities. From the date of the OpCo 363 sale to the closing of the PropCo related transactions, the Company will be the lessor of the PropCo Properties to OpCo.

J. C. PENNEY COMPANY, INC.
(Debtor-In-Possession)
NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(Unaudited)
16. Subsequent Events (Continued)
Pension Plan
Under the Asset Purchase Agreement noted above, the Company’s Primary Pension Plan will not be assumed by the OpCo Purchaser, leaving the Plan without an ongoing, viable sponsor. On November 5, 2020, the Pension Benefit Guaranty Corporation (PBGC) announced that it would assume the Plan and terminate the Plan pursuant to an involuntary termination effective November 6, 2020. The Company is currently in discussions with the PBGC to effectuate a standard termination of the Plan. While the Plan is considered 100% funded as an ongoing plan, the PBGC estimates the Plan to only be 92% funded on an involuntary termination basis.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
J. C. Penney Company, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and subsidiaries (the Company) as of February 1, 2020 and February 2, 2019, the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended February 1, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 1, 2020 and February 2, 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended February 1, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 1, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 20, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for leasing transactions as of February 3, 2019 due to the adoption of Financial Accounting Standards Board’s Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), as amended.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying value of the indefinite-lived intangible asset associated with the Liz Claiborne® family of trademarks and related intellectual property
As discussed in Notes 2 and 7 to the consolidated financial statements, the indefinite-lived intangible assets, net balance as of February 1, 2020 was $275 million. The Company performs indefinite-lived intangible asset impairment testing at least annually during the fourth quarter or more frequently whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The Company tests the indefinite-lived intangible asset utilizing the relief from royalty method to determine the estimated fair value.
We identified the assessment of the carrying value of the indefinite-lived intangible asset associated with the Liz Claiborne® family of trademarks and related intellectual property as a critical audit matter. The sales projections, growth rates, royalty rate, and discount rate used in the determination of the fair value of the indefinite-lived intangible asset were challenging to assess as changes to those assumptions could have a significant effect on the Company’s assessment of their carrying value.
The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company’s indefinite-lived intangible asset impairment assessment process. This included controls related to the determination of the fair value of the indefinite-lived intangible asset, including the related sales projections, growth rates, royalty rate, and the discount rate. We compared the Company’s historical sales projections for Liz Claiborne® to actual results for the same period to assess the Company’s ability to accurately forecast. We compared the Company’s sales projections for Liz Claiborne® to the sales projections in the Company’s and its peer companies’ analyst reports. We performed sensitivity analyses over the sales projections, growth rates, royalty rate, and discount rate assumptions to assess the impact of changes in those assumptions on the Company’s determination that the fair value of the Liz Claiborne® indefinite-lived intangible asset exceeded its carrying value. We involved a valuation professional with specialized skill and knowledge, who assisted in:
—
evaluating the Company’s discount and royalty rates, by comparing them against the discount rate range and royalty rate range that were independently developed using publicly available comparable market data; and

—
developing an estimated range of the Liz Claiborne® indefinite-lived intangible asset’s fair value using the Company’s estimated cash flow projections and an independently developed discount rate range and royalty rate, and comparing the results to the Company’s estimate of fair value.

/s/ KPMG LLP
We have served as the Company’s auditor since 1916.
Dallas, Texas
March 20, 2020

J. C. Penney Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)	2019	2018	2017
Total net sales	$10,716	$11,664	$12,554
Credit income and other	451	355	319
Total revenues	11,167	12,019	12,873
Costs and expenses/(income):
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	7,013	7,870	8,208
Selling, general and administrative (SG&A)	3,585	3,596	3,845
Depreciation and amortization	544	556	570
Real estate and other, net	(15)	(19)	(146)
Restructuring and management transition	48	22	184
Total costs and expenses	11,175	12,025	12,661
Operating income/(loss)	(8)	(6)	212
Other components of net periodic pension and postretirement benefit cost/ (income)	(35)	(71)	98
(Gain)/loss on extinguishment of debt	(1)	23	33
Net interest expense	293	313	325
Income/(loss) before income taxes	(265)	(271)	(244)
Income tax expense/(benefit)	3	(16)	(126)
Net income/(loss)	$(268)	$(255)	$(118)
Earnings/(loss) per share:
Basic	$(0.84)	$(0.81)	$(0.38)
Diluted	(0.84)	(0.81)	(0.38)
Weighted average shares—basic	320.2	315.7	311.1
Weighted average shares—diluted	320.2	315.7	311.1
See the accompanying notes to the Consolidated Financial Statements.

J. C. Penney Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
($ in millions)	2019	2018	2017
Net income/(loss)	$(268)	$(255)	$(118)
Other comprehensive income/(loss), net of tax:
Retirement benefit plans
Net actuarial gain/(loss) arising during the period(1)	(84)	38	67
Reclassification of net actuarial (gain)/loss from a settlement(2)	8	4	8
Reclassification for net actuarial (gain)/loss(3)	10	(2)	16
Reclassification for amortization of prior service (credit)/cost(4)	7	4	4
Reclassification of prior service (credit)/cost from a curtailment(5)	—	—	3
Cash flow hedges
Gain/(loss) on interest rate swaps(6)	(48)	(9)	6
Reclassification for periodic settlements(7)	(5)	(2)	7
Foreign currency translation
Unrealized gain/(loss)	—	(1)	2
Total other comprehensive income/(loss), net of tax	(112)	32	113
Total comprehensive income/(loss), net of tax	$(380)	$(223)	$(5)

(1)
Net of $22 million of tax in 2019 offset by a deferred tax valuation allowance of $(22) million, $(10) million of tax in 2018 and $(36) million of tax in 2017. For 2017, the amount includes a $27 million pre-tax gain related to curtailment.

(2)
Net of $(2) million of tax in 2019 offset by a deferred tax valuation allowance of $2 million, $(3) million of tax in 2018 and $(5) million of tax in 2017. Pre-tax amounts of $8 million, $7 million and $13 million were recognized in Other components of net periodic pension and postretirement benefit cost/(income) in the Consolidated Statement of Operations in 2019, 2018 and 2017, respectively.

(3)
Net of $(2) million of tax in 2019 offset by a deferred tax valuation allowance of $2 million, $1 million of tax in 2018 and $(9) million of tax in 2017. Pre-tax amounts of $10 million in 2019, $(3) million in 2018 and $25 million in 2017 were recognized in Other components of net periodic pension and postretirement benefit cost/(income) in the Consolidated Statement of Operations.

(4)
Net of $(3) million of tax in 2019 offset by a deferred tax valuation allowance of $3 million, $(3) million of tax in 2018 and $(3) million of tax in 2017. Pre-tax amounts of $7 million in 2019, 2018 and 2017 were recognized in Other components of net periodic pension and postretirement benefit cost/(income) in the Consolidated Statement of Operations.

(5)
Net of $(1) million of tax in 2017. Pre-tax prior service cost of $5 million related to the curtailment is included in Other components of net periodic pension and postretirement benefit cost/(income) in the Consolidated Statements of Operations in 2017.

(6)
Net of $12 million of tax in 2019 offset by a deferred tax valuation allowance of $(12) million, $4 million of tax in 2018 and $(3) million of tax in 2017.

(7)
Net of $1 million of tax in 2019 offset by a deferred tax valuation allowance of $(1) million, $0 million of tax in 2018 and $(3) million of tax in 2017. Pre-tax amounts of $(5) million in 2019, $(2) million in 2018 and $10 million in 2017 were recognized in Net interest expense in the Consolidated Statement of Operations.

See the accompanying notes to the Consolidated Financial Statements.

J. C. Penney Company, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
($ in millions, except per share data)	2019	2018
Assets
Current assets:
Cash in banks and in transit	$108	$109
Cash short-term investments	278	224
Cash and cash equivalents	386	333
Merchandise inventory	2,166	2,437
Prepaid expenses and other	174	189
Total current assets	2,726	2,959
Property and equipment, net	3,488	3,938
Operating lease assets	998	—
Prepaid pension	120	147
Other assets	657	677
Total Assets	$7,989	$7,721
Liabilities and Stockholders’ Equity
Current liabilities:
Merchandise accounts payable	$786	$847
Other accounts payable and accrued expenses	931	995
Current operating lease liabilities	67	—
Current portion of finance leases and note payable	1	8
Current maturities of long-term debt	147	92
Total current liabilities	1,932	1,942
Noncurrent operating lease liabilities	1,108	—
Long-term finance leases and note payable	—	204
Long-term debt	3,574	3,716
Deferred taxes	116	131
Other liabilities	430	558
Total Liabilities	7,160	6,551
Stockholders’ Equity
Common stock(1)	160	158
Additional paid-in capital	4,723	4,713
Reinvested earnings/(accumulated deficit)	(3,667)	(3,373)
Accumulated other comprehensive income/(loss)	(387)	(328)
Total Stockholders’ Equity	829	1,170
Total Liabilities and Stockholders’ Equity	$7,989	$7,721

(1)
1.25 billion shares of common stock are authorized with a par value of $0.50 per share. The total shares issued and outstanding were 320.5 million and 316.1 million as of February 1, 2020 and February 2, 2019, respectively.

See the accompanying notes to the Consolidated Financial Statements.

J. C. Penney Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in millions)	Number of Common Shares	Common Stock	Additional Paid-in Capital	Reinvested Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
January 28, 2017	308.3	$154	$4,679	$(3,000)	$(473)	$1,360
Net income/(loss)	—	—	—	(118)	—	(118)
Other comprehensive income/(loss)	—	—	—	—	113	113
Stock-based compensation	3.7	2	26	—	—	28
February 3, 2018	312.0	$156	$4,705	$(3,118)	$(360)	$1,383
Net income/(loss)	—	—	—	(255)	—	(255)
Other comprehensive income/(loss)	—	—	—	—	32	32
Stock-based compensation and other	4.1	2	8	—	—	10
February 2, 2019	316.1	$158	$4,713	$(3,373)	$(328)	$1,170
ASU 2016-02 (Leases) and ASU 2018-02 (Stranded Taxes) adoption (See Note 3)	—	—	—	(26)	53	27
Net income/(loss)	—	—	—	(268)	—	(268)
Other comprehensive income/(loss)	—	—	—	—	(112)	(112)
Stock-based compensation and other	4.4	2	10	—	—	12
February 1, 2020	320.5	$160	$4,723	$(3,667)	$(387)	$829
See the accompanying notes to the Consolidated Financial Statements.

J. C. Penney Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)	2019	2018	2017
Cash flows from operating activities
Net income/(loss)	$(268)	$(255)	$(118)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Restructuring and management transition	23	(3)	74
Asset impairments and other charges	—	56	6
Net gain on sale of non-operating assets	(1)	—	—
Net gain on sale of operating assets	(8)	(67)	(119)
(Gain)/loss on extinguishment of debt	(1)	23	33
Depreciation and amortization	544	556	570
Benefit plans	(37)	(65)	106
Stock-based compensation	11	10	25
Other comprehensive income tax benefits	—	(11)	(60)
Deferred taxes	(6)	(13)	(63)
Change in cash from:
Inventory	271	366	93
Prepaid expenses and other assets	(9)	1	(15)
Merchandise accounts payable	(61)	(126)	(4)
Income taxes	—	—	(12)
Accrued expenses and other	(30)	(113)	(62)
Net cash provided by/(used in) operating activities	428	359	454
Cash flows from investing activities
Capital expenditures	(309)	(392)	(395)
Proceeds from sale of non-operating assets	1	—	—
Proceeds from sale of operating assets	26	144	154
Joint venture return of investment	—	3	9
Insurance proceeds received for damage to property and equipment	6	1	3
Net cash provided by/(used in) investing activities	(276)	(244)	(229)
Cash flows from financing activities
Proceeds from issuance of long-term debt	—	400	—
Proceeds from borrowings under the credit facility	2,645	3,895	804
Payments of borrowings under the credit facility	(2,645)	(3,895)	(804)
Premium on early retirement of debt	—	(20)	(30)
Payments of finance leases and note payable	(3)	(6)	(16)
Payments of long-term debt	(97)	(607)	(599)
Financing costs	—	(7)	(9)
Proceeds from stock issued under stock plans	2	3	5
Tax withholding payments for vested restricted stock	(1)	(3)	(5)
Net cash provided by/(used in) financing activities	(99)	(240)	(654)
Net increase/(decrease) in cash and cash equivalents	53	(125)	(429)
Cash and cash equivalents at beginning of period	333	458	887
Cash and cash equivalents at end of period	$386	$333	$458
See the accompanying notes to the Consolidated Financial Statements.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Consolidation
Nature of Operations
Our Company was founded by James Cash Penney in 1902 and has grown to be a major national retailer, operating 846 department stores in 49 states and Puerto Rico, as well as through our eCommerce website at jcp.com and our mobile application. We sell family apparel and footwear, accessories, fine and fashion jewelry, beauty products through Sephora inside JCPenney, and home furnishings. In addition, our department stores provide services, such as styling salon, optical, portrait photography and custom decorating, to customers.
Basis of Presentation and Consolidation
The Consolidated Financial Statements present the results of J. C. Penney Company, Inc. and our subsidiaries (the Company or JCPenney). All significant inter-company transactions and balances have been eliminated in consolidation.
We are a holding company whose principal operating subsidiary is J. C. Penney Corporation, Inc. (JCP). JCP was incorporated in Delaware in 1924, and J. C. Penney Company, Inc. was incorporated in Delaware in 2002, when the holding company structure was implemented. The holding company has no direct subsidiaries other than JCP, and has no independent assets or operations.
The Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP’s outstanding debt securities. We guarantee certain of JCP’s outstanding debt securities fully and unconditionally.
Fiscal Year
Our fiscal year ends on the Saturday closest to January 31. Unless otherwise stated, references to years in this report relate to fiscal years rather than to calendar years.
Fiscal Year	Ended	Weeks
2019	February 1, 2020	52
2018	February 2, 2019	52
2017	February 3, 2018	53
Use of Estimates and Assumptions
The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires us to make assumptions and use estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation. None of the reclassifications affected our net income/(loss) in any period.
2. Significant Accounting Policies
Revenue
Our contracts with customers primarily consist of sales of merchandise and services at the point of sale, sales of gift cards to a customer for a future purchase, customer loyalty rewards that provide discount

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
rewards to customers based on purchase activity, and certain licensing and profit sharing arrangements involving the use of our intellectual property by others. Revenue includes Total net sales and Credit income and other. Net sales are categorized by merchandise and service sale groupings as we believe it best depicts the nature, amount, timing and uncertainty of revenue and cash flow.
Credit income and other encompasses the revenue earned from the agreement with Synchrony Financial (Synchrony) associated with our private label credit card and co-branded MasterCard® programs.
Merchandise and Service Sales
Total net sales, which exclude sales taxes, are generally recorded when payment is received and the customer takes control of the merchandise. Service revenue is recorded at the time the customer receives the benefit of the service, such as salon, portrait, optical or custom decorating. Shipping and handling fees charged to customers are also included in total net sales with corresponding costs recorded as cost of goods sold. Net sales are not recognized for estimated future returns which are estimated based primarily on historical return rates and sales levels.
Gift Card Revenue
At the time gift cards are sold a performance obligation is created and no revenue is recognized; rather, a contract liability is established for our obligation to provide a merchandise or service sale to the customer for the face value of the card. The contract liability is relieved and a net sale is recognized when gift cards are redeemed for merchandise or services. We recognize gift card breakage, net of required escheatment, over the redemption pattern of gift cards. Breakage is estimated based on historical redemption patterns and the estimates can vary based on changes in the usage patterns of our customers.
Customer Loyalty Rewards
Customers who spend a certain amount with us using our private label card or registered loyalty card receive points that can accumulate towards earning JCPenney Rewards certificates, which are redeemable for a discount on future purchases. Points earned by a loyalty customer do not expire but any certificates earned expire two months from the date of issuance. We account for our customer loyalty rewards by deferring a portion of our sales to loyalty points expected to be earned towards a reward certificate, and then recognize the reward certificate as a net sale when used by the customer in connection with a merchandise or service sale. The points earned toward a future reward are valued at their relative standalone selling price by applying fair value based on historical redemption patterns.
Licensing Agreements
Our private label credit card and co-branded MasterCard® programs are owned and serviced by Synchrony. Under our agreement, we receive periodic cash payments from Synchrony based upon the consumer’s usage of co-branded card and the performance of the credit card portfolio. We participate in the programs by providing marketing promotions designed to increase the use of each card, including enhanced marketing offers for cardholders. Additionally, we accept payments in our stores from cardholders who prefer to pay in person when they are shopping in our locations. Revenue related to this agreement is recognized over the time we have fulfilled our deliverables and is reflected in Credit income and other.
Principal Versus Agent
We assess principal versus agent considerations depending on our control of the good or service before it is transferred to the customer. When we are the principal and have control of the specified good or service, we include as a net sale the gross amount of consideration to which we expect to be entitled for that specified good or service in revenue. In contrast, when we are the agent and do not have control of the

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
specified good or service, we include as a net sale the fee or commission to which we expect to be entitled for the agency service. In certain instances, the fee or commission might be the net amount retained after paying the supplier.
Cost of Goods Sold (Exclusive of Depreciation and Amortization)
Cost of goods sold includes costs directly related to bringing merchandise to its final selling destination. These costs include the cost of the merchandise (net of discounts or allowances earned), sourcing and procurement costs, buying and brand development costs, including buyers’ salaries and related expenses, royalties and design fees, freight costs, warehouse operating expenses, merchandise examination, inspection and testing, store merchandise distribution center expenses, including rent, and shipping and handling costs incurred on eCommerce sales.
Vendor Allowances
We receive vendor support in the form of cash payments or allowances for a variety of reimbursements such as cooperative advertising, markdowns, vendor shipping and packaging compliance, defective merchandise, the purchase of vendor specific fixtures and other vendor contributions. We have agreements in place with each vendor setting forth the specific conditions for each allowance or payment. Depending on the arrangement, we either recognize the allowance as a reduction of current costs or defer the payment over the period the related merchandise is sold. If the payment is a reimbursement for costs incurred, it is generally offset against those related costs; otherwise, it is treated as a reduction to the cost of merchandise.
Markdown reimbursements related to merchandise that has been sold are negotiated and documented by our buying teams and are credited directly to cost of goods sold in the period an agreement has been reached. Vendor allowances received prior to merchandise being sold are deferred and recognized as a reduction of inventory and credited to cost of goods sold based on an inventory turnover rate.
Vendor compliance credits reimburse us for incremental merchandise handling expenses incurred due to a vendor’s failure to comply with our established shipping or merchandise preparation requirements. Vendor compliance credits are recorded as a reduction of merchandise handling costs.
Selling, General and Administrative Expenses
SG&A expenses include the following costs, except as related to merchandise buying, sourcing, warehousing or distribution activities: salaries, marketing costs, occupancy and rent expense, utilities and maintenance, pre-opening expenses, costs related to information technology, administrative costs related to our home office and district and regional operations, real and personal property and other taxes (excluding income taxes) and credit/debit card fees.
Advertising
Advertising costs, which include newspaper, television, Internet search marketing, radio and other media advertising, are expensed either as incurred or the first time the advertisement occurs. For cooperative advertising programs offered by national brands that require proof of advertising to be provided to the vendor to support the reimbursement of the incurred cost, we offset the allowances against the related advertising expense. Programs that do not require proof of advertising are monitored to ensure that the allowance provided by each vendor is a reimbursement of costs incurred to advertise for that particular vendor’s label. Total advertising costs, net of cooperative advertising vendor reimbursements of $20 million, $26 million and $27 million for 2019, 2018 and 2017, respectively, were $624 million, $698 million and $714 million, respectively.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
Income Taxes
We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not such assets will be realized. We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense in our Consolidated Statements of Operations.
Earnings/(Loss) per Share
Basic earnings/(loss) per share (EPS) is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period plus the number of additional common shares that would have been outstanding if the potentially dilutive shares had been issued. Potentially dilutive shares include stock options, unvested restricted stock units and awards and a warrant outstanding during the period, using the treasury stock method. Potentially dilutive shares are excluded from the computations of diluted EPS if their effect would be anti-dilutive.
Cash and Cash Equivalents
Cash and cash equivalents include cash short-term investments that are highly liquid investments with original maturities of three months or less. Cash short-term investments consist primarily of short-term U.S. Treasury money market funds and a portfolio of highly rated bank deposits and are stated at cost, which approximates fair market value due to the short-term maturity. Cash in banks and in transit also include credit card sales transactions that are settled early in the following period.
Merchandise Inventory
Inventories are valued at the lower of cost (using the first-in, first-out or “FIFO” method) or market using the retail method (RIM). Under RIM, retail values of merchandise groups are converted to a cost basis by applying the specific average cost-to-retail ratio related to each merchandise grouping.
In 2017, we changed our method of accounting for merchandise inventories for our eCommerce operations from the lower of standard cost (representing average vendor costs) or net realizable value to the lower of cost or market using RIM. Along with this change, we retired certain legacy systems and implemented a new module of our enterprise resource planning system to account for merchandise inventories.
Shrinkage accruals are estimated as a percent of sales for a given period based on physical inventory counts or cycle count activities. Physical inventory counts for stores are taken at least annually and cycle count activities for distribution centers and regional warehouses are executed on a daily basis. Inventory records and shrinkage accruals are adjusted based on the actual results from physical inventories and cycle counts. The shrinkage rate from the most recent physical inventory and cycle count activity, in combination with current events and historical experience, is used as the standard for the shrinkage accrual rate for the next inventory cycle or cycle count activity. Historically, our actual physical inventory and cycle counts results have shown our estimates to be reliable.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
Property and Equipment, Net
($ in millions)	Estimated Useful Lives (Years)	2019	2018
Land	N/A	$213	$236
Buildings	50	4,292	4,608
Furniture and equipment	3 – 20	879	1,343
Leasehold improvements(1)		1,094	1,070
Finance leases (equipment)	3 – 5	105	106
Accumulated depreciation		(3,095)	(3,425)
Property and equipment, net		$3,488	$3,938

(1)
Leasehold improvements are depreciated over the shorter of the estimated useful lives of the improvements or the term of the lease, including renewals determined to be reasonably certain.

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed primarily by using the straight-line method over the estimated useful lives of the related assets.
We expense routine maintenance and repairs when incurred. We capitalize major replacements and improvements. We remove the cost of assets sold or retired and the related accumulated depreciation or amortization from the accounts and include any resulting gain, loss or impairment in net income/(loss).
We recognize a liability for the fair value of our conditional asset retirement obligations, which are primarily related to asbestos removal, when probable and if the liability’s fair value can be reasonably estimated.
Capitalized Software Costs
We capitalize costs associated with the acquisition or development of major software for internal use in other assets in our Consolidated Balance Sheets and amortize the asset over the expected useful life of the software, generally between three and seven years. We only capitalize subsequent additions, modifications or upgrades to internal-use software to the extent that such changes allow the software to perform a task it previously did not perform. We expense software maintenance and training costs as incurred.
Cloud computing arrangements are evaluated to determine whether the arrangement includes a software license or is a service contract. If determined to be a software license, then the arrangement is capitalized as an other asset and amortized over the expected life of software, generally between three to seven years. If determined to be a service contract, then the cost of the arrangement is expensed as the services are provided.
Impairment of Long-Lived and Indefinite-Lived Assets
We evaluate long-lived assets such as store property and equipment and other corporate assets for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors considered important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results and significant changes in the manner of use of the assets or our overall business strategies. Assets or asset groups that trigger an impairment review are tested for recoverability by comparing the estimated undiscounted cash flows expected to result from the use of the asset plus any net proceeds expected from

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
disposition of the asset to the carrying value of the asset. If the asset or asset group is not recoverable on a undiscounted cash flow basis, the amount of the impairment loss is measured by comparing the carrying value of the asset or asset group to its fair value and depending on the transaction any loss is included in Restructuring and management transition or Real estate and other, net in the Consolidated Statements of Operations. We estimate fair value based on either a projected discounted cash flow method using a discount rate that is considered commensurate with the risk inherent in our current business model or appraised value, as appropriate. We also take other factors into consideration in estimating the fair value of our stores, such as local market conditions, operating environment, mall performance and other trends.
We assess the recoverability of indefinite-lived intangible assets at least annually during the fourth quarter of our fiscal year or whenever events or changes in circumstances indicate that the carrying amount of the indefinite-lived intangible asset may not be fully recoverable. Examples of a change in events or circumstances include, but are not limited to, a decrease in the market price of the asset, a history of cash flow losses related to the use of the asset or a significant adverse change in the extent or manner in which an asset is being used. We test our indefinite-lived intangible assets utilizing the relief from royalty method to determine the estimated fair value for each indefinite-lived intangible asset. The relief from royalty method estimates our theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, sales projections and terminal value rates.
Leases
Accounting Policy Applied in Fiscal 2019
At the lease commencement date, based on certain criteria, we determine if a lease is classified as an operating lease or finance lease and then recognize a right-of-use asset and a lease liability on the Consolidated Balance Sheets for all leases (with the exception of leases that have a term of twelve months or less). The lease liability is measured as the present value of unpaid lease payments measured based on the reasonably certain lease term and corresponding discount rate. The initial right-of-use asset is measured as the lease liability plus certain other costs and is reduced by any tenant allowances collected from the lessor.
Lease payments include fixed and in-substance fixed payments, variable payments based on an index or rate and termination penalties. Lease payments do not include variable lease components other than those that depend on an index or rate or any payments not considered part of the lease (i.e. payment of the lessor’s real estate taxes and insurance). Payments not considered lease payments are expensed as incurred. Some leases require additional payments based on sales and the related contingent rent is recorded as rent expense when the payment is probable. As a policy election, we consider lease payments and all related other payments as one component of a lease.
The reasonably certain lease term includes the non-cancelable lease term and any renewal option periods where we have economically compelling reasons for future exercise.
The discount rate used in our present value calculations is the rate implicit in the lease, when known, or our estimated incremental borrowing rate. Our incremental borrowing rate is estimated based on our secured borrowings and our credit risk relative to the time horizons of other publicly available data points that are consistent with the respective lease term.
Whether an operating lease or a finance lease, the lease liability is amortized over the lease term at a constant periodic interest rate. The right-of-use assets related to operating leases are amortized over the lease term on a basis that renders a straight-line amount of rent expense which encompasses the amortization and interest component of the lease. With the occurrence of certain events, the amortization pattern for an operating asset is adjusted to a straight-line basis over the remaining lease term. The right-of-use asset related to a finance lease is amortized on a straight-line basis over the lease term. Rent on short-term leases is expensed on a straight-line basis over the lease term. When a lease is modified or there is a change in lease

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
term, we assess for any change in lease classification and remeasure the lease liability with a corresponding increase or decrease to the right-of-use asset.
Sale-leasebacks are transactions through which we sell assets and subsequently lease them back. The resulting leases that qualify for sale-leaseback accounting are evaluated and accounted for as an operating lease. A transaction that does not qualify for sale-leaseback accounting as a result of finance lease classification or the failure to meet certain revenue recognition criteria is accounted for as a financing transaction. For a financing transaction, we retain the “sold” assets within property and equipment and record a financing obligation equal to the amount of cash proceeds received. Rental payments under such transactions are recognized as a reduction of the financing obligation and as interest expense using an effective interest method.
Accounting Policy Applied in Fiscal 2018
Our lease accounting policies for lease contracts in fiscal 2018 and prior are disclosed in the 2018 Annual Report on Form 10-K.
Exit or Disposal Activity Costs
Costs associated with exit or disposal activities are recorded at their fair values when a liability has been incurred. Severance is recorded over the service period required to be rendered in order to receive the termination benefits or, if employees will not be retained to render future service, a reserve is established when communication has occurred to the affected employees. Other exit costs are accrued when incurred.
Retirement-Related Benefits
We recognize the funded status—the difference between the fair value of plan assets and the plan’s benefit obligation—of our defined benefit pension and postretirement plans directly on the Consolidated Balance Sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. We adjust other comprehensive income/(loss) to reflect prior service cost or credits and actuarial gain or loss amounts arising during the period and reclassification adjustments for amounts being recognized as components of net periodic pension/postretirement cost, net of tax. Prior service cost or credits are amortized to net income/(loss) over the average remaining service period, a period of about eight years for the primary plan. Pension related actuarial gains or losses in excess of 10% of the greater of the fair value of plan assets or the plan’s projected benefit obligation (the corridor) are recognized annually in the fourth quarter each year (Mark-to-market (MTM) adjustment), and, if applicable, in any interim period in which an interim remeasurement is triggered.
We measure the plan assets and obligations annually at the adopted measurement date of January 31 to determine pension expense for the subsequent year. The factors and assumptions affecting the measurement are the characteristics of the population and salary increases, with the most important being the expected return on plan assets and the discount rate for the pension obligation. We use actuarial calculations for the assumptions, which require significant judgment.
Stock-Based Compensation
Stock options are valued primarily using the Black-Scholes option pricing model and are granted with an exercise price equal to the closing price of our common stock on the grant date. Time-based and performance-based restricted stock awards are valued using the closing price of our common stock on the grant date. Our current plan does not permit awarding stock options below grant-date market value nor does it allow any repricing subsequent to the date of grant.
Stock options are valued using the following assumptions:
•
Valuation Method.   We estimate the fair value of stock option awards on the date of grant using primarily the Black-Scholes option pricing model.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
2. Significant Accounting Policies (Continued)
•
Expected Term.   Our expected option term represents the average period that we expect stock options to be outstanding and is determined based on our historical experience, giving consideration to contractual terms, vesting schedules, anticipated stock prices and expected future behavior of option holders.

•
Expected Volatility.   Our expected volatility is based on a blend of the historical volatility of JCPenney stock combined with an estimate of the implied volatility derived from exchange traded options.

•
Risk-Free Interest Rate.   Our risk-free interest rate is based on zero-coupon U.S. Treasury yields in effect at the date of grant with the same period as the expected option life.

•
Expected Dividend Yield.   The dividend assumption is based on our current expectations about our dividend policy.

Employee stock options and time-based and performance-based restricted stock awards typically vest over periods ranging from one to three years and employee stock options have a maximum term of 10 years. Estimates of forfeitures are incorporated at the grant date and are adjusted if actual results are different from initial estimates. For awards that have performance conditions, the probability of achieving the performance condition is evaluated each reporting period, and if the performance condition is expected to be achieved, the related compensation expense is recorded over the remaining service period. In addition, certain performance-based restricted stock awards may be granted where the number of shares may be increased to the maximum or reduced to the minimum threshold based on the results of the performance metrics in accordance with the terms established at the time of the award. In the event that performance conditions are not achieved and the awards do not vest, compensation expense is reversed.
Awards with graded vesting that only have a time vesting requirement and awards that vest entirely at the end of the vesting requirement are expensed on a straight-line basis for the entire award. Expense for awards with graded vesting that incorporate a market or performance requirement is attributed separately based on the vesting for each tranche.
3. Adoption of New Accounting Standards
In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, Leases (Topic 842), as amended, which requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The Company adopted the provisions of the new lease standard effective February 3, 2019, using the modified retrospective adoption method and the simplified transition option available in the new lease standard. This allows us to continue to apply the legacy guidance in the old standard (ASC Topic 840, Leases (ASC 840)), including its disclosure requirements, in the comparative periods presented in the year of adoption. The Company also elected the package of practical expedients available under the transition provisions of the new lease standard, which include a) not reassessing ASC 840 evaluations on whether expired or existing contracts contain leases, b) not reassessing lease classification previously assessed under ASC 840, and c) not revaluing initial direct costs for existing leases under ASC 840. We also elected the practical expedient to carry forward our historical accounting for any land easements on existing contracts.
In addition, the Company changed the accounting for the failed sale-leaseback of its home office to comply with the new lease standard’s guidance for sale-leaseback accounting, and recorded a “day one impairment” of the new right-of-use assets that were included in previously impaired asset groups associated with long-lived assets. Per the transition guidance of the new lease standard, the failed sale-leaseback is considered a valid sale and leaseback that resulted in the removal of the related real estate assets of $153 million and the financing obligation of $208 million, and the recognition of the $55 million gain on sale in Reinvested earnings/(accumulated deficit). Adoption of the new lease accounting standard also required us

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
3. Adoption of New Accounting Standards (Continued)
to reevaluate the accounting for a $50 million promissory note issued in connection with the sale of the home office. In accordance with previous guidance, the promissory note was not recorded in the Consolidated Balance Sheets and not included in the implied gain on sale, however, under the new guidance, the promissory note is considered variable consideration under ASC 606, Revenue for Contracts with Customers. Accordingly, in transition, the Company did not recognize any amount for the $50 million promissory note, as management assessed the most likely amount of variable consideration to be zero given the associated local real estate market dynamics. There were no changes to the measurement of this variable consideration as of year end. In regards to the “day one impairment” charge, the Company evaluated the new right-of-use assets added to certain store asset groups that were previously determined to be impaired. Given the facts and circumstances that were still in existence upon adopting the new lease standard, the Company recorded an approximate $39 million impairment charge to Reinvested earnings/ (accumulated deficit) to adjust the net book value of the new right-of-use assets to their fair value.
The following table provides the overall Consolidated Balance Sheet impact of applying the new lease standard effective as of February 3, 2019. Due to the change in accounting for the Home Office sale-leaseback, there was a change in classification of $20 million of lease costs that were recorded as elements of Depreciation and amortization and Net interest expense in 2018 that are reported as Selling, general and administrative expenses in 2019. There was no significant impact to the Company’s Consolidated Statement of Cash Flows.
($ in millions)	Balance as of February 3, 2019
	Balances removed under prior accounting	Balances added/reclassified under new lease standard	Net impact of new lease standard
Prepaid expenses and other	$—	$(17)	$(17)
Property and equipment	153	—	(153)
Operating lease assets	—	979	979
Other assets	—	(7)	(7)
Total assets	$153	$955	$802
Other accounts payable and accrued expenses	$4	$(2)	$(6)
Current operating lease liabilities	—	73	73
Current portion of finance leases and note payable	5	—	(5)
Noncurrent operating lease liabilities	—	1,086	1,086
Long-term finance leases and note payable	203	—	(203)
Deferred taxes	10	—	(10)
Other liabilities	11	(149)	(160)
Reinvested earnings/(accumulated deficit)	80	(53)	27
Total liabilities and stockholders’ equity	$153	$955	$802
In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This standard allows companies to reclassify stranded tax effects resulting from the Tax Cuts and Jobs Act (the “Tax Act”) enacted on December 22, 2017 from Accumulated other comprehensive income/(loss) to Reinvested earnings/(accumulated deficit). We adopted ASU 2018-02 on February 3, 2019 and reclassified $53 million (net of federal income tax benefit) of income tax effects of the Tax Act from Accumulated other comprehensive income/(loss) to Reinvested earnings/(accumulated deficit).

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
4. Effect of New Accounting Standards
In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes the impairment model for most financial assets and certain other instruments. Under the new guidance, entities will be required to measure expected credit losses for financial instruments, including trade receivables, based on historical experience, current conditions and reasonable forecasts. This standard will be effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We do not expect the adoption of this new standard will have a material impact on the consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement. This standard is effective for public business entities in fiscal years beginning after December 15, 2019, and for interim periods within those years. Early adoption is permitted, including during an interim period. This new standard requires changes to the disclosure requirements for fair value measurements for certain Level 3 items, and specifies that some of the changes must be applied prospectively, while others should be applied retrospectively. We are evaluating this new standard but do not expect it to have a significant impact on our financial statement disclosures.
In August 2018, the FASB issued ASU 2018-14, Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans, which removes certain disclosures that are no longer cost beneficial and also includes additional disclosures to improve the overall usefulness of the disclosure requirements to financial statement users. This standard will be effective for public entities for fiscal years beginning after December 15, 2020, however early adoption is permitted. We are evaluating this new standard but do not expect it to have a significant impact on our financial statement disclosures.
In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40):
Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This standard aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This standard will be effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, however early adoption is permitted. We do not expect the adoption of this new standard will have a material impact on the consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes (Topic 740), which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The standard also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This standard will be effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, however early adoption is permitted. We are currently evaluating the impact of this new standard on the consolidated financial statements.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
5. Earnings/(Loss) per Share
Net income/(loss) and shares used to compute basic and diluted EPS are reconciled below:
(in millions, except per share data)	2019	2018	2017
Earnings/(loss)
Net income/(loss)	$(268)	$(255)	$(118)
Shares
Weighted average common shares outstanding (basic shares)	320.2	315.7	311.1
Adjustment for assumed dilution:
Stock options and restricted stock awards	—	—	—
Weighted average shares assuming dilution (diluted shares)	320.2	315.7	311.1
EPS
Basic	$(0.84)	$(0.81)	$(0.38)
Diluted	$(0.84)	$(0.81)	$(0.38)
The following average potential shares of common stock were excluded from the diluted EPS calculation because their effect would have been anti-dilutive:
(Shares in millions)	2019	2018	2017
Stock options, restricted stock awards	23.2	24.8	31.5
6. Revenue
Our contracts with customers primarily consist of sales of merchandise and services at the point of sale, sales of gift cards to a customer for a future purchase, customer loyalty rewards that provide discount rewards to customers based on purchase activity, and certain licensing and profit sharing arrangements involving the use of our intellectual property by others. Revenue includes Total net sales and Credit income and other. Net sales are categorized by merchandise and service sale groupings as we believe it best depicts the nature, amount, timing and uncertainty of revenue and cash flow.
Based on how we categorized our merchandise divisions in 2019, the components of Net sales for 2019 and 2018 were as follows:
($ in millions)	2019		2018
Men’s apparel and accessories	$2,320	22%	$2,432	20%
Women’s apparel	2,195	21%	2,293	20%
Women’s accessories, including Sephora	1,516	14%	1,637	14%
Home	1,191	11%	1,606	14%
Footwear and handbags	1,191	11%	1,255	11%
Kids’, including toys	991	9%	1,070	9%
Jewelry	641	6%	652	6%
Services and other	671	6%	719	6%
Total net sales	$10,716	100%	$11,664	100%
Credit income and other encompasses the revenue earned from the agreement with Synchrony associated with our private label credit card and co-branded MasterCard® programs.
The Company has contract liabilities associated with the sales of gift cards and our customer loyalty program.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
6. Revenue (Continued)
The liabilities are included in Other accounts payable and accrued expenses in the Consolidated Balance Sheets and were as follows:
(in millions)	2019	2018
Gift cards	$136	$140
Loyalty rewards	58	60
Total contract liability	$194	$200
Contract liability includes consideration received for gift card and loyalty related performance obligations which have not been satisfied as of a given date.
A rollforward of the amounts included in contract liability for 2019 and 2018 are as follows:
(in millions)	2019	2018
Beginning balance	$200	$217
Current period gift cards sold and loyalty reward points earned	401	422
Net sales from amounts included in contract liability opening balances	(72)	(80)
Net sales from current period usage	(335)	(359)
Ending balance	$194	$200
7. Other Assets
($ in millions)	2019	2018
Capitalized software, net	$337	$334
Indefinite-lived intangible assets, net(1)	275	275
Revolving credit facility unamortized costs, net	15	22
Interest rate swaps (Notes 9, 10 and 11)	—	10
Other	30	36
Total	$657	$677

(1)
Amounts are net of an accumulated impairment loss of $9 million.

Our indefinite-lived intangible assets primarily consist of our worldwide rights for the Liz Claiborne® family of trademarks and related intellectual property. In connection with our annual indefinite-lived intangible assets impairment tests performed during the fourth quarter of 2019, we did not record an impairment for our indefinite-lived intangible assets as the estimated fair values exceeded the carrying values of the underlying assets.
8. Other Accounts Payable and Accrued Expenses
($ in millions)	2019	2018
Accrued salaries, vacation and bonus	$191	$154
Customer gift cards	136	140
Taxes other than income taxes	86	85
Loyalty rewards	58	60
Interest	67	71

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
8. Other Accounts Payable and Accrued Expenses (Continued)
($ in millions)	2019	2018
Advertising	68	78
Current portion of workers’ compensation and general liability self-insurance	39	45
Restructuring and management transition (Note 18)	8	9
Current portion of retirement plan liabilities (Note 17)	27	30
Capital expenditures	16	43
Occupancy and rent-related	24	28
Other	211	252
Total	$931	$995

9. Other Liabilities
($ in millions)	2019	2018
Supplemental pension and other postretirement benefit plan liabilities (Note 17)	$109	$116
Long-term portion of workers’ compensation and general liability insurance	103	107
Deferred developer/tenant allowances	93	144
Deferred rent liability (Note 3)	—	103
Interest rate swaps (Notes 7, 10 and 11)	58	15
Restructuring and management transition (Note 18)	—	9
Other	67	64
Total	$430	$558
10. Derivative Financial Instruments
We use derivative financial instruments for hedging and non-trading purposes to manage our exposure to changes in interest rates. Use of derivative financial instruments in hedging programs subjects us to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual amount of our derivative financial instruments is used to measure interest to be paid or received and does not represent our exposure due to credit risk. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty, reviewing credit ratings and requiring collateral (generally cash) from the counterparty when appropriate.
When we use derivative financial instruments for the purpose of hedging our exposure to interest rates, the contract terms of a hedged instrument closely mirror those of the hedged item, providing a high degree of risk reduction and correlation. Contracts that are effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or be recognized in Accumulated other comprehensive income/(loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument’s change in fair value will be immediately recognized in earnings during the period. Instruments that do not meet the criteria for hedge accounting, or contracts for which we have

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
10. Derivative Financial Instruments (Continued)
not elected hedge accounting, are valued at fair value with unrealized gains or losses reported in earnings during the period of change.
Effective May 7, 2015, we entered into interest rate swap agreements with notional amounts totaling $1,250 million to fix a portion of our variable LIBOR-based interest payments. The interest rate swap agreements have a weighted-average fixed rate of 2.04%, mature on May 7, 2020 and have been designated as cash flow hedges. On September 4, 2018, we entered into additional interest rate swap agreements with notional amounts totaling $750 million to fix a portion of our variable LIBOR-based interest payments. The interest rate swap agreements have a weighted-average fixed rate of 3.135%, have an effective date from May 7, 2020 to May 7, 2025 and have been designated as cash flow hedges.
The fair value of our interest rate swaps are recorded in the Consolidated Balance Sheets as an asset or a liability (see Note 11). The effective portion of the interest rate swaps’ changes in fair values is reported in Accumulated other comprehensive income/(loss) (see Note 14), and the ineffective portion is reported in Net income/(loss). Amounts in Accumulated other comprehensive income/(loss) are reclassified into Net income/ (loss) when the related interest payments affect earnings. For the periods presented, all of the interest rate swaps were 100% effective.
Information regarding the pre-tax changes in the fair value of our interest rate swaps is as follows:
($ in millions)	2019	2018	Line Item in the Financial Statements
Gain/(loss) recognized in other comprehensive income/(loss)	$(48)	$(13)	Accumulated other comprehensive income
Gain/(loss) recognized in net income/ (loss)	5	2	Interest expense
Information regarding the gross amounts of our derivative instruments in the Consolidated Balance Sheets is as follows:
($ in millions)	Asset Derivatives at Fair Value			Liability Derivatives at Fair Value
	Balance Sheet Location	2019	2018	Balance Sheet Location	2019	2018
Derivatives designated as hedging instruments:
Interest rate swaps	Other assets	—	10	Other liabilities	58	15
Total derivatives designated as hedging instruments		$—	$10		$58	$15
11. Fair Value Disclosures
In determining fair value, the accounting standards establish a three level hierarchy for inputs used in measuring fair value, as follows:
•
Level 1—Quoted prices in active markets for identical assets or liabilities.

•
Level 2—Significant observable inputs other than quoted prices in active markets for similar assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3—Significant unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

Cash Flow Hedges Measured on a Recurring Basis
The fair value of our cash flow hedges are valued in the market using discounted cash flow techniques which use quoted market interest rates in discounted cash flow calculations which consider the

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
11. Fair Value Disclosures (Continued)
instrument’s term, notional amount, discount rate and credit risk. Significant inputs to the derivative valuation for interest rate swaps are observable in the active markets and are classified as Level 2 in the fair value measurement hierarchy.
Other Non-Financial Assets Measured on a non-Recurring Basis
In connection with the Company announcing its plan to close underperforming stores in 2019, long-lived assets held and used with a carrying value of $22 million were written down to their fair value of $8 million, resulting in asset impairment charges of $14 million in the first quarter of 2019. Additionally, in connection with the adoption of the new lease accounting standard, right-of-use assets of $58 million were written down to their fair value of $19 million. The fair value was determined based on comparable market values of similar properties or on a rental income approach and the significant inputs related to valuing the store related assets are classified as Level 2 in the fair value measurement hierarchy.
In connection with the Company’s decision to close underperforming stores in 2020, long-lived assets held and used with a carrying value of $6 million were written down to their fair value of $1 million, resulting in asset impairment charges of $5 million in the second half of 2019.
In connection with the Company’s decision to sell its three airplanes in 2018, long-lived assets held and used with a carrying value of $72 million were written down to their fair value of $20 million, resulting in asset impairment charges of $52 million. The fair value was determined based on dealer quotes using a market approach and the significant inputs related to valuing the airplanes are classified as Level 2 in the fair value measurement hierarchy.
Other Financial Instruments
Carrying values and fair values of financial instnments that are not carried at fair value in the Consolidated Balance Sheets are as follows:
($ in millions)	As of February 1, 2020		As of February 2, 2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Total debt, excluding unamortized debt issuance costs, finance leases, financing obligation and notes payable	$3,758	$2,464	$3,856	$2,579
The fair value of long-term debt is estimated by obtaining quotes from brokers or is based on current rates offered for similar debt. As of February 1, 2020 and February 2, 2019, the fair values of cash and cash equivalents, accounts payable and short-term borrowings approximate their carrying values due to the short-term nature of these instruments.
Concentrations of Credit Risk
We have no significant concentrations of credit risk.
12. Credit Facility
The Company has a $2,350 million senior secured asset-based credit facility (2017 Credit Facility), comprised of a $2,350 million revolving line of credit (Revolving Facility). During the second quarter of 2017, we amended the Revolving Facility to, among other things, extend the maturity date to June 20, 2022 and to lower the interest rate spread by 75 basis points. All borrowings under the 2017 Credit Facility accrue interest at a rate equal to, at the Company’s option, a base rate or an adjusted LIBOR rate plus a spread.
The 2017 Credit Facility is secured by a perfected first-priority security interest in substantially all of our eligible credit card receivables, accounts receivable and inventory. The Revolving Facility is available

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
12. Credit Facility (Continued)
for general corporate purposes, including the issuance of letters of credit. Pricing under the Revolving Facility is tiered based on our utilization under the line of credit. JCP’s obligations under the 2017 Credit Facility are guaranteed by J. C. Penney Company, Inc.
The borrowing base under the Revolving Facility is limited to a maximum of 85% of eligible accounts receivable, plus 90% of eligible credit card receivables, plus 90% of the liquidation value of our inventory, net of certain reserves. Letters of credit reduce the amount available to borrow by their face value. In addition, the maximum availability is limited by a minimum excess availability threshold which is the lesser of 10% of the borrowing base or $200 million, subject to a minimum threshold requirement of $150 million.
As of the end of 2019, we had no borrowings outstanding under the Revolving Facility. In addition, as of the end of 2019, we had $1,594 million available for borrowing, of which $203 million was reserved for outstanding standby letters of credit, none of which have been drawn on, leaving $1,391 million for future borrowings. The applicable rate for standby letters of credit was 1.75% and 0.875%, respectively, while the required commitment fee was 0.375% for the unused portion of the Revolving Facility.
13. Long-Term Debt
($ in millions)	2019	2018
Issue:
8.125% Senior Notes Due 2019	$—	$50
5.65% Senior Notes Due 2020(1)	105	110
2016 Term Loan Facility (Matures in 2023)	1,540	1,583
5.875% Senior Secured Notes Due 2023(1)	500	500
7.125% Debentures Due 2023	10	10
8.625% Senior Secured Second Priority Notes Due 2025(1)	400	400
6.9% Notes Due 2026	2	2
6.375% Senior Notes Due 2036(1)	388	388
7.4% Debentures Due 2037	313	313
7.625% Notes Due 2097	500	500
Total debt	3,758	3,856
Unamortized debt issuance costs	(37)	(48)
Less: current maturities	(147)	(92)
Total long-term debt	$3,574	$3,716
Weighted-average interest rate at year end	6.3%	6.3%
Weighted-average maturity (in years)	16 years

(1)
These debt issuances contain a change of control provision that would obligate us, at the holders’ option, to repurchase the debt at a price of 101%. These provisions trigger if there were a beneficial ownership change of 50% or more of our common stock.

During the first quarter of 2018, JCP issued $400 million aggregate principal amount of senior secured second priority notes with a 8.625% interest rate (Senior Secured Second Priority Notes). The Senior Secured Second Priority Notes are due in 2025 and are guaranteed, jointly and severally, by the Company and certain domestic subsidiaries of JCP that guarantee the Company’s 2016 Term Loan Facility (defined below) and existing Senior Secured First Priority Notes (defined below). The net proceeds from

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
13. Long-Term Debt (Continued)
the Senior Secured Second Priority Notes were used for the tender consideration for JCP’s contemporaneous cash tender offers for $125 million aggregate principal amount of its 8.125% Senior Notes Due 2019 (2019 Notes) and $250 million aggregate principal amount of its 5.65% Senior Notes Due 2020 (collectively, with the 2019 Notes, the Securities). In doing so, we recognized a loss on extinguishment of debt of $23 million which includes the premium paid over the face value of the accepted Securities of $20 million, reacquisition costs of $1 million and the write off of unamortized debt issuance costs of $2 million.
The Company’s amended and restated senior secured term loan credit facility (2016 Term Loan Facility) bears interest at a rate of LIBOR (subject to a 1% floor) plus 4.25% and matures on June 23, 2023. We are required to make quarterly repayments in a principal amount equal to $10.55 million during the seven-year term, subject to certain reductions for mandatory and optional prepayments. Proceeds from the 2016 Term Loan Facility and the $500 million aggregate principal amount of 5.875% Senior Secured Notes due 2023 (Senior Secured First Priority Notes) were used to repay the entire outstanding principal balance of the $2.25 billion five-year senior secured term loan facility entered into in 2013. The 2016 Term Loan Facility and the Senior Secured First Priority Notes are guaranteed by the Company and certain subsidiaries of JCP and are secured by mortgages on certain real estate of JCP and the guarantors.
Scheduled Annual Principal Payments on Long-Term Debt, Excluding Capital Leases Financing Obligation and Note Payable
($ in millions)
2020	$147
2021	42
2022	42
2023	1,924
2024	—
Thereafter	1,603
Total	$3,758
14. Stockholders’ Equity
Accumulated Other Comprehensive Income/(Loss)
The following table shows the changes in accumulated other comprehensive income/(loss) balances for 2019 and 2018:
($ in millions)	Net Actuarial Gain/(Loss)	Prior Service Credit/(Cost)	Foreign Currency Translation	Gain/(Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income/(Loss)
February 3, 2018	$(330)	$(26)	$—	$(4)	$(360)
Current period change	40	4	(1)	(11)	32
February 2, 2019	$(290)	$(22)	$(1)	$(15)	$(328)
ASU 2018-02 (Stranded Taxes) adoption (See Note 3)	46	3	—	4	53
Current period change	(66)	7	—	(53)	(112)
February 1, 2020	$(310)	$(12)	$(1)	$(64)	$(387)
Common Stock
On a combined basis, our 401(k) savings plan, including our employee stock ownership plan (ESOP), held approximately 16 million shares, or approximately 5.0% of outstanding Company common

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
14. Stockholders’ Equity (Continued)
stock, at February 1, 2020. Under the 2016 Term Loan Facility, we are subject to restrictive covenants regarding our ability to pay cash dividends.
Preferred Stock
We have authorized 25 million shares of preferred stock; no shares of preferred stock were issued and outstanding as of February 1, 2020 or February 2, 2019.
Stockholders’ Rights Agreement
As authorized by our Company’s Board of Directors (the Board), on January 27, 2014, the Company entered into an Amended and Restated Rights Agreement (Amended Rights Agreement) with Computershare Inc., as Rights Agent (Rights Agent), amending, restating and replacing the Rights Agreement, dated as of August 22, 2013 (Original Rights Agreement), between the Company and the Rights Agent. Pursuant to the terms of the Original Rights Agreement, one preferred stock purchase right (a Right) was attached to each outstanding share of Common Stock of $0.50 par value of the Company (Common Stock) held by holders of record as of the close of business on September 3, 2013. The Company has issued one Right in respect of each new share of Common Stock issued since the record date. The Rights, registered on August 23, 2013, trade with and are inseparable from our Common Stock and will not be evidenced by separate certificates unless they become exercisable.
The purpose of the Amended Rights Agreement is to diminish the risk that the Company’s ability to use its net operating losses and other tax assets to reduce potential future federal income tax obligations would become subject to limitations by reason of the Company’s experiencing an “ownership change” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the Code). Ownership changes under Section 382 generally relate to the cumulative change in ownership among stockholders with an ownership interest of 5% or more (as determined under Section 382’s rules) over a rolling three year period. The Amended Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the outstanding Common Stock. After various amendments to the Original Rights Agreement, the expiration date of the Rights was extended to January 26, 2020 and certain other provisions were amended including the definition of “beneficial ownership” to include terms appropriate for the purpose of preserving tax benefits. On January 24, 2020, the term of the Amended Rights Agreement was extended to January 25, 2023. The Company expects to submit the extension of the Amended Rights Agreement to stockholders for approval at its 2020 annual meeting of stockholders. If stockholders do not approve the extension of the Amended Rights Agreement, the Amended Rights Agreement will terminate.
Each Right entitles its holder to purchase from the Company 1/1000th of a share of a newly authorized series of participating preferred stock at an exercise price of $55.00, subject to adjustment in accordance with the terms of the Amended Rights Agreement, once the Rights become exercisable. In general terms, under the Amended Rights Agreement, the Rights become exercisable if any person or group acquires 4.9% or more of the Common Stock or, in the case of any person or group that owned 4.9% or more of the Common Stock as of January 27, 2014, upon the acquisition of any additional shares by such person or group. In addition, the Company, its subsidiaries, employee benefit plans of the Company or any of its subsidiaries, and any entity holding Common Stock for or pursuant to the terms of any such plan, are excepted. Upon exercise of the Right in accordance with the Amended Rights Agreement, the holder would be able to purchase a number of shares of Common Stock from the Company having an aggregate market value (as defined in the Amended Rights Agreement) equal to twice the then-current exercise price for an amount in cash equal to the then-current exercise price. The Rights will not prevent an ownership change from occurring under Section 382 of the Code or a takeover of the Company, but may cause substantial dilution to a person that acquires 4.9% or more of our Common Stock.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. Stock-Based Compensation
We grant stock-based compensation awards to employees and non-employee directors under our equity compensation plan. On May 24, 2019, our stockholders approved the J. C. Penney Company, Inc. 2019 Long-Term Incentive Plan (2019 Plan), which has a fungible share design in which each stock option will count as one share issued and each stock award will count as 1.49 shares issued, except for stock awards issued from February 2, 2019 to May 24, 2019, the effective date of the 2019 Plan, in which each stock award counted as 1.63 shares issued. The 2019 Plan reserved 17.9 million shares of common stock or 26.7 million options for future grants and will terminate on May 31, 2024. In addition, shares underlying any outstanding stock award or stock option grant canceled prior to vesting or exercise become available for use under the 2019 Plan. Under the terms of the 2019 Plan, all grants made after February 2, 2019 reduce the shares available for grant under the 2019 Plan. As of February 1, 2020, a maximum of 21.2 million options were available for future grant under the 2019 Plan.
Our stock option and restricted stock award grants have averaged about 3.5% of outstanding stock over the past three years. Authorized shares of the Company’s common stock are used to settle the exercise of stock options, granting of restricted shares and vesting of restricted stock units.
Stock-based Compensation Cost
The components of total stock-based compensation costs are as follows:
($ in millions)	2019	2018	2017
Stock awards	$10	$7	$18
Stock options	1	3	7
Total stock-based compensation	$11	$10	$25(1)
Total income tax benefit recognized for stock-based compensation arrangements	$—	$—	$—

(1)
Excludes $2 million of stock-based compensation costs reported in restructuring and management transition charges (Note 18).

Stock Options
The Company has granted limited stock options in recent years. As of February 1, 2020, we had 6,234,000 stock options exercisable and $0.4 million of unrecognized compensation expense, net of estimated forfeitures, for stock options not yet vested, which will be recognized as expense over the remaining weighted-average vesting period of approximately 2 years.
Our weighted-average fair value of stock options at grant date was $0.86 in 2019, $0.86 in 2018 and $2.91 in 2017. We used the Black-Scholes option pricing model in 2019 and 2018 and primarily used the binomial lattice valuation model in 2017 to determine the fair value of the stock options granted.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
15. Stock-Based Compensation (Continued)
Stock Awards
The following table summarizes our non-vested stock awards activity during the year ended February 1, 2020:
(shares in thousands)	Time-Based Stock Awards		Performance-Based Stock Awards
	Number of Units	Weighted-Average Grant Date Fair Value	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at February 2, 2019	11,070	$3	1,407	$5
Granted	10,601	1	—	—
Vested	(5,073)	2	—	—
Forfeited/canceled	(1,672)	3	(1,237)	5
Non-vested at February 1, 2020	14,926	2	170	4
As of February 1, 2020, we had $14 million of unrecognized compensation expense related to unearned employee stock awards, which will be recognized over the remaining weighted-average vesting period of approximately one year. The aggregate market value of shares vested during 2019, 2018 and 2017 was $5 million, $11 million and $17 million, respectively, compared to an aggregate grant date fair value of $13 million, $25 million and $27 million, respectively. Stock awards granted include approximately 1.7 million fully vested RSUs to directors during 2019 with a fair value of $0.90 per RSU award.
In addition to the grants above, on March 5, 2019, we granted approximately 8.0 million phantom units as part of our management incentive compensation plan, which are similar to RSUs in that the number of units granted was based on the price of our stock, but the units will be settled in cash based on the value of our stock on the vesting date, limited to $5.03 per phantom unit. The fair value of the awards is remeasured at each reporting period and was $0.75 per share as of February 1, 2020. Compensation expense, which is variable, is recognized over the vesting period with a corresponding liability, which is recorded in Other accounts payable and accrued expenses and Other liabilities in our Consolidated Balance Sheets. The phantom units have a liability of $4 million as of February 1, 2020. Cash of $1.5 million was paid during 2019 for previously granted phantom units.
16. Leases
We conduct a major part of our operations from leased premises (building or land) that include retail stores, store distribution centers, warehouses, offices and other facilities. Almost all leases include renewal options where we can extend the lease term from one to 50 years or more. We also lease equipment under finance leases for terms of primarily three to five years, and we rent or sublease certain real estate to third parties. Our lease contracts do not contain any purchase options or residual value guarantees.
Leases ($ in millions)	Classification	2019
Assets
Operating lease assets	Operating lease assets	$998
Total lease assets		$998
Liabilities
Current
Operating	Current operating lease liabilities	$67
Finance	Current portion of finance leases and note payable	1

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
16. Leases (Continued)
Leases ($ in millions)	Classification	2019
Noncurrent
Operating	Noncurrent operating lease liabilities	1,108
Finance	Long-term finance leases and note payable	—
Total lease liabilities		$1,176

Lease Cost ($ in millions)	Classification	2019
Operating lease cost	Selling, general and administrative expense (SG&A)	$196
Variable lease cost	Selling, general and administrative expense (SG&A)	133
Finance lease cost
Amortization of lease assets	Depreciation and amortization	—
Interest on lease liabilities	Net interest expense	—
Rental income	Real estate and other, net	10
Net lease cost		$319
As of February 1, 2020, future lease payments were as follows:
($ in millions)	Operating Leases	Finance Leases	Total
2020	$189	$—	$189
2021	197	—	197
2022	184	—	184
2023	180	—	180
2024	167	—	167
Thereafter	1,750	—	1,750
Total lease payments	2,667	—	2,667
Less: amounts representing interest	(1,492)	—	(1,492)
Present value of lease liabilities	$1,175	$—	$1,175
Lease term and discount rate are as follows:
2019
Weighted-average remaining lease term (years)
Operating leases	15
Weighted-average discount rate
Operating leases	11%
Other information:
($ in millions)	2019
Cash paid for amounts included in the measurement of these liabilities
Operating cash flows from operating leases	210
Operating cash flows from finance leases	1
Financing cash flows from finance leases	1

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
16. Leases (Continued)
As determined prior to the adoption of the new lease standard, the future minimum lease payments under operating leases in effect as of February 2, 2019 were as follows:
($ in millions)
2019	$190
2020	178
2021	163
2022	148
2023	135
Thereafter	1,626
Less: sublease income	(43)
Total minimum lease payments	$2,397
17. Retirement Benefit Plans
We provide retirement pension benefits, postretirement health and welfare benefits, as well as 401(k) savings, profit-sharing and stock ownership plan benefits to various segments of our workforce. Retirement benefits are an important part of our total compensation and benefits program designed to retain and attract qualified, talented employees. Pension benefits are provided through defined benefit pension plans consisting of a non-contributory qualified pension plan (Primary Pension Plan) and, for certain management employees, non-contributory supplemental retirement plans, including a 1997 voluntary early retirement plan. Retirement and other benefits include:
Defined Benefit Pension Plans
Primary Pension Plan—funded
Supplemental retirement plans—unfunded
Other Benefit Plans
Postretirement benefits—dental
Defined contribution plans:
401(k) Safe harbor plan and the 401(k) savings, profit-sharing and stock ownership plan
Deferred compensation plan
Defined Benefit Pension Plans
Primary Pension Plan—Funded
The Primary Pension Plan is a funded non-contributory qualified pension plan, initiated in 1966 and closed to new entrants on January 1, 2007. The plan is funded by Company contributions to a trust fund, which are held for the sole benefit of participants and beneficiaries.
Supplemental Retirement Plans—Unfunded
We have unfunded supplemental retirement plans, which provide retirement benefits to certain management employees. We pay ongoing benefits from operating cash flow and cash investments. The plans are a Supplemental Retirement Program and a Benefit Restoration Plan. Participation in the Supplemental Retirement Program is limited to employees who were annual incentive-eligible management employees as of

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
December 31, 1995. Benefits for these plans are based on length of service and final average compensation. The Benefit Restoration Plan is intended to make up benefits that could not be paid by the Primary Pension Plan due to governmental limits on the amount of benefits and the level of pay considered in the calculation of benefits. The Supplemental Retirement Program is a non-qualified plan that was designed to allow eligible management employees to retire at age 60 with retirement income comparable to the age 65 benefit provided under the Primary Pension Plan and Benefit Restoration Plan. In addition, the Supplemental Retirement Program offers participants who leave between ages 60 and 62 benefits equal to the estimated social security benefits payable at age 62. The Supplemental Retirement Program also continues Company-paid term life insurance at a declining rate until it is phased out at age 70. Employee-paid term life insurance through age 65 is continued under a separate plan (Supplemental Term Life Insurance Plan for Management Profit-Sharing Employees).
Voluntary Early Retirement Program
In 2017, the Company initiated a Voluntary Early Retirement Program (VERP) for approximately 6,000 eligible associates. Eligibility for the VERP included home office, stores and supply chain personnel who met certain criteria related to age and years of service as of January 31, 2017. The consideration period for eligible associates to accept the VERP ended on March 31, 2017. Based on the approximately 2,800 associates who elected to accept the VERP, we incurred a total charge of $112 million for special retirement benefits. The special retirement benefits increased the projected benefit obligation (PBO) of the Primary Pension Plan and the Supplemental Pension Plans by $88 million and $24 million, respectively. In addition, we incurred curtailment charges of $7 million related to our Primary Pension Plan and Supplemental Pension Plans as a result of the reduction in the expected years of future service related to these plans. We also recognized settlement expense of $13 million in 2017 due to higher lump-sum payment activity to retirees primarily as a result of the VERP executed earlier in the year.
Pension Expense/(Income) for Defined Benefit Pension Plans
The components of net periodic benefit expense/(income) for our non-contributory qualified defined benefit pension plan and supplemental pension plans are as follows:
($ in millions)	2019	2018	2017
Service cost	$28	$38	$42
Other components of net periodic pension and postretirement benefit cost/(income):
Interest cost	131	141	150
Expected return on plan assets	(191)	(223)	(216)
Amortization of actuarial loss/(gain)	10	(3)	25
Amortization of prior service cost/(credit)	7	7	7
Settlement expense	8	7	13
Curtailment (gain)/loss recognized	—	—	7
Special termination benefit recognized	—	—	112
	(35)	(71)	98
Net periodic benefit expense/(income)	$(7)	$(33)	$140
Service cost is included in SG&A in the Consolidated Statements of Operations.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
Assumptions
The weighted-average actuarial assumptions used to determine expense were as follows:
	2019	2018	2017
Expected return on plan assets	6.25%	6.50%	6.50%
Discount rate	4.33%	3.98%	4.40%(1)
Salary increase	2.8%	3.8%	3.9%

(1)
As of January 31, 2017. The Primary Pension Plan was remeasured as of March 31, 2017 using a discount rate of 4.34% and as of October 31, 2017 using a discount rate of 3.94%.

The expected return on plan assets is based on the plan’s long-term asset allocation policy, historical returns for plan assets and overall capital market returns, taking into account current and expected market conditions.
The discount rate used to measure pension expense each year is the rate as of the beginning of the year (i.e., the prior measurement date). The discount rate used, determined by the plan actuary, was based on a hypothetical AA yield curve represented by a series of bonds maturing over the next 30 years, designed to match the corresponding pension benefit cash payments to retirees.
The salary progression rate to measure pension expense was based on age ranges and projected forward.
Funded Status
As of the end of 2019, the funded status of the Primary Pension Plan was 104%. The Primary Benefit Obligation (PBO) is the present value of benefits earned to date by plan participants, including the effect of assumed future salary increases. Under the Employee Retirement Income Security Act of 1974 (ERISA), the funded status of the plan exceeded 100% as of December 31, 2019 and 2018, the qualified pension plan’s year end.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
The following table provides a reconciliation of benefit obligations, plan assets and the funded status of the Primary Pension Plan and supplemental pension plans:
($ in millions)	Primary Pension Plan		Supplemental Plans
	2019	2018	2019	2018
Change in PBO
Beginning balance	$3,016	$3,467	$146	$182
Service cost	28	37	—	1
Interest cost	125	133	6	8
Settlements	(153)	(174)	—	—
Actuarial loss/(gain)	478	(289)	14	(12)
Benefits (paid)	(147)	(158)	(30)	(33)
Balance at measurement date	$3,347	$3,016	$136	$146
Change in fair value of plan assets
Beginning balance	$3,163	$3,528	$—	$—
Company contributions	—	—	30	33
Actual return on assets(1)	604	(33)	—	—
Settlements	(153)	(174)	—	—
Benefits (paid)	(147)	(158)	(30)	(33)
Balance at measurement date	$3,467	$3,163	$—	$—
Funded status of the plan	$120(2)	$147(2)	$(136)(3)	$(146)(3)

(1)
Includes plan administrative expenses.

(2)
$120 million in 2019 and $147 million in 2018 were included in Prepaid pension in the Consolidated Balance Sheets.

(3)
$27 million in 2019 and $30 million in 2018 were included in Other accounts payable and accrued expenses on the Consolidated Balance Sheets, and the remaining amounts were included in Other liabilities.

In 2019, the funded status of the Primary Pension Plan decreased by $27 million primarily due to lower interest rates. The actual one-year return on pension plan assets at the measurement date was 20.3% in 2019, bringing the annualized return since inception of the plan to 9.0%.
The following pre-tax amounts were recognized in Accumulated other comprehensive income/(loss) in the Consolidated Balance Sheets as of the end of 2019 and 2018:
($ in millions)	Primary Pension Plan		Supplemental Plans
	2019	2018	2019	2018
Net actuarial loss/(gain)	$184	$129	$12	$9
Prior service cost/(credit)	23	30	(2)	(3)
Total	$207(1)	$159	$10	$6

(1)
In 2020, approximately $6 million for the Primary Pension Plan is expected to be amortized from Accumulated other comprehensive income/(loss) and into the Consolidated Statement of Operations.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
Assumptions to Determine Obligations
The weighted-average actuarial assumptions used to determine benefit obligations for each of the years below were as follows:
	2019	2018	2017
Discount rate	3.08%	4.33%	3.98%
Salary progression rate	2.7%	2.8%	3.8%
Accumulated Benefit Obligation (ABO)
The ABO is the present value of benefits earned to date, assuming no future salary growth. The ABO for our Primary Pension Plan was $3.2 billion as of the end of 2019 and $2.9 billion as of the end of 2018. At the end of 2019, plan assets of $3.467 billion for the Primary Pension Plan were above the ABO. The ABO for our unfunded supplemental pension plans was $130 million and $141 million as of the end of 2019 and 2018, respectively.
Primary Pension Plan Asset Allocation
The target allocation ranges for each asset class as of the end of 2019 and the fair value of each asset class as a percent of the total fair value of pension plan assets were as follows:
Asset Class	2019 Target Allocation Ranges	Plan Assets
		2019	2018
Equity	10% – 25%	17%	18%
Fixed income	60% – 75%	74%	68%
Real estate, cash and other investments	0% – 25%	9%	14%
Total		100%	100%
Asset Allocation Strategy
In 2009, we began implementing a liability-driven investment (LDI) strategy to lower the plan’s volatility risk and minimize the impact of interest rate changes on the plan funded status. The implementation of the LDI strategy is phased in over time by reallocating the plan’s assets more towards fixed income investments (i.e., debt securities) that are more closely matched in terms of duration to the plan liability. In 2018, we shifted 5% of the plan’s target allocation from equities into fixed income.
The plan’s asset portfolio is actively managed and primarily invested in fixed income balanced with investments in equity securities and other asset classes to maintain an efficient risk/return diversification profile. The risk of loss in the plan’s equity portfolio is mitigated by investing in a broad range of equity securities across different sectors and countries. Investment types, including high-yield debt securities, illiquid assets such as real estate, the use of derivatives and Company securities are set forth in written guidelines established for each investment manager and monitored by the plan’s management team. The plan’s asset allocation policy is designed to meet the plan’s future pension benefit obligations. Under the policy, asset classes are periodically reviewed and rebalanced as necessary, to ensure that the mix continues to be appropriate relative to established targets and ranges.
We have an internal Benefit Plans Investment Committee (BPIC), which consists of senior executives who have established a review process of asset allocation and investment strategies and oversee risk management practices associated with the management of the plan’s assets. Key risk management practices include having an established and broad decision-making framework in place, focused on long-term plan

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
objectives. This framework consists of the BPIC and various third parties, including investment managers, an investment consultant, an actuary and a trustee/custodian. The funded status of the plan is monitored on a continuous basis, including quarterly reviews with updated market and liability information. Actual asset allocations are monitored monthly and rebalancing actions are executed at least quarterly, if needed. To manage the risk associated with an actively managed portfolio, the plan’s management team reviews each manager’s portfolio on a quarterly basis and has written manager guidelines in place, which are adjusted as necessary to ensure appropriate diversification levels. Finally, to minimize operational risk, we utilize a master custodian for all plan assets, and each investment manager reconciles its account with the custodian at least quarterly.
Fair Value of Primary Pension Plan Assets
The tables below provide the fair values of the Primary Pension Plan’s assets as of the end of 2019 and 2018, by major class of asset.
($ in millions)	Investments at Fair Value at February 1, 2020
	Level 1(1)	Level 2(1)	Level 3	Total
Assets
Cash	$30	$—	$—	$30
Common collective trusts	—	65	—	65
Cash and cash equivalents total	30	65	—	95
Common collective trusts—international	—	42	—	42
Equity securities—domestic	356	—	—	356
Equity securities—international	154	—	—	154
Equity securities total	510	42	—	552
Common collective trusts	—	325	—	325
Corporate bonds	—	1,833	4	1,837
Swaps	—	630	—	630
Government securities	—	441	—	441
Mortgage backed securities	—	15	—	15
Other fixed income	—	140	6	146
Fixed income total	—	3,384	10	3,394
Public REITs	48	—	—	48
Real estate total	48	—	—	48
Total investment assets at fair value	$588	$3,491	$10	$4,089
Liabilities
Swaps	$—	$(625)	$—	$(625)
Other fixed income	(10)	(10)	—	(20)
Fixed income total	(10)	(635)	—	(645)
Total liabilities at fair value	$(10)	$(635)	$—	$(645)
Accounts payable, net				(223)
Investments at Net Asset Value (NAV)(2)
Private equity				$123
Private real estate				51
Hedge funds				$72
Total investments at NAV				$246
Total net assets				$3,467

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)

(1)
There were no significant transfers in or out of level 1 or 2 investments.

(2)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheet.

($ in millions)	Investments at Fair Value at February 2, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
Assets
Cash	$9	$—	$—	$9
Common collective trusts	—	60	—	60
Cash and cash equivalents total	9	60	—	69
Common collective trusts—international	—	55	—	55
Equity securities—domestic	326	—	—	326
Equity securities—international	146	—	—	146
Equity securities total	472	55	—	527
Common collective trusts	—	897	—	897
Corporate bonds	—	985	4	989
Swaps	—	647	—	647
Government securities	—	200	—	200
Mortgage backed securities	—	5	—	5
Other fixed income	—	107	6	113
Fixed income total	—	2,841	10	2,851
Public REITs	41	—	—	41
Real estate total	41	—	—	41
Total investment assets at fair value	$522	$2,956	$10	$3,488

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
($ in millions)	Investments at Fair Value at February 2, 2019
	Level 1(1)	Level 2(1)	Level 3	Total
Liabilities
Swaps	$—	$(642)	$—	$(642)
Other fixed income	(7)	(2)	—	(9)
Fixed income total	(7)	(644)	—	(651)
Total liabilities at fair value	$(7)	$(644)	$—	$(651)
Accounts payable, net				(26)
Investments at Net Asset Value (NAV)(2)
Private equity				$164
Private real estate				55
Hedge funds				133
Total investments at NAV				$352
Total net assets				$3,163

(1)
There were no significant transfers in or out of level 1 or 2 investments.

(2)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Balance Sheet.

Following is a description of the valuation methodologies used for Primary Pension Plan assets measured at fair value.
Cash—Cash is valued at cost which approximates fair value, and is classified as level 1 of the fair value hierarchy.
Common Collective Trusts—Common collective trusts are pools of investments within cash equivalents, equity and fixed income that are benchmarked relative to a comparable index. They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets. The investments are valued at net asset value (NAV) as fair value and are classified as level 2 of the fair value hierarchy.
Equity Securities—Equity securities are common stocks and preferred stocks valued based on the price of the security as listed on an open active exchange and classified as level 1 of the fair value hierarchy, as well as warrants and preferred stock that are valued at a price, which is based on a broker quote in an over-the-counter market, and are classified as level 2 of the fair value hierarchy.
Private Equity—Private equity is composed of interests in private equity funds valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets and/or common stock of privately held companies. There are no observable market values for private equity funds. The valuations for the funds are derived using a combination of different methodologies including (1) the market approach, which consists of analyzing market transactions for comparable assets, (2) the income approach using the discounted cash flow model, or (3) cost method. Private equity funds also provide audited financial statements. Private equity investments are valued at NAV as a practical expedient.
Corporate Bonds—Corporate bonds and Corporate loans are valued at a price which is based on observable market information in primary markets or a broker quote in an over-the-counter market, and are classified as level 2 or level 3 of the fair value hierarchy.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
Swaps—swap contracts are based on broker quotes in an over-the-counter market and are classified as level 2 of the fair value hierarchy.
Government, Municipal Bonds and Mortgaged Backed Securities — Government and municipal securities are valued at a price based on a broker quote in an over-the-counter market and classified as level 2 of the fair value hierarchy. Mortgage backed securities are valued at a price based on observable market information or a broker quote in an over-the-counter market and classified as level 2 of the fair value hierarchy.
Other Fixed Income—non-mortgage asset backed securities, collateral held in short-term investments for derivative contract and derivatives composed of futures contracts, option contracts and other fixed income derivatives valued at a price based on observable market information or a broker quote in an over-the-counter market and classified as level 2 of the fair value hierarchy.
Real Estate—Real estate is comprised of public and private real estate investments. Real estate investments through registered investment companies that trade on an exchange are classified as level 1 of the fair value hierarchy. Investments through open end private real estate funds, depending on the type of investment, are valued at the reported NAV as fair value or are classified as level 2 of the fair value hierarchy. Private real estate investments through partnership interests that are valued based on different methodologies including discounted cash flow, direct capitalization and market comparable analysis are valued at NAV as a practical expedient.
Hedge Fund—Hedge funds exposure is through fund of funds, which are made up of over 30 different hedge fund managers diversified over different hedge strategies. The fair value of the hedge fund is determined by the fund’s administrator using valuation provided by the third party administrator for each of the underlying funds. Hedge fund investments are valued at NAV as a practical expedient.
The following tables set forth a summary of changes in the fair value of the Primary Pension Plan’s level 3 investment assets:
($ in millions)	2019
	Corporate Loans	Corporate Bonds
Balance, beginning of year	$6	$4
Purchases and issuances	—	—
Sales, maturities and settlements	—	—
Balance, end of year	$6	$4
($ in millions)	2018
	Corporate Loans	Corporate Bonds
Balance, beginning of year	$4	$10
Purchases and issuances	3	—
Sales, maturities and settlements	(1)	(6)
Balance, end of year	$6	$4
Contributions
Our policy with respect to funding the Primary Pension Plan is to fund at least the minimum required by ERISA rules, as amended by the Pension Protection Act of 2006, and not more than the maximum amount deductible for tax purposes. Due to our past funding of the pension plan and overall

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
17. Retirement Benefit Plans (Continued)
positive growth in plan assets since plan inception, there will not be any required cash contribution for funding of plan assets in 2020 under ERISA.
Our contributions to the unfunded non-qualified supplemental retirement plans are equal to the amount of benefit payments made to retirees throughout the year and for 2020 are anticipated to be approximately $27 million. Benefits are paid in the form of five equal annual installments to participants and no election as to the form of benefit is provided for in the unfunded plans. The following sets forth our estimated future benefit payments:
($ in millions)	Primary Plan Benefits	Supplemental Plan Benefits
2020	$237	$27
2021	236	22
2022	235	9
2023	229	8
2024	227	8
2025–2029	1,067	38
Other Benefit Plans
Defined Contribution Plans
The Savings, Profit-Sharing and Stock Ownership Plan (Savings Plan) is a qualified defined contribution plan, a 401(k) plan, available to all eligible employees. Effective January 1, 2007, all employees who are age 21 or older are immediately eligible to participate in and contribute a percentage of their pay to the Savings Plan. Eligible employees, who have completed one year and at least 1,000 hours of service within an eligibility period, are offered a fixed matching contribution each pay period equal to 50% of up to 6% of pay contributed by the employee. Matching contributions are credited to employees’ accounts in accordance with their investment elections and fully vest after three years. We may make additional discretionary matching contributions.
Effective January 1, 2017, the Company added a Safe Harbor 401(k) Plan that was made available for active employees hired on or after January 1, 2007. The Company matching contributions under the Safe Harbor Plan are equal to 100% of up to 5% of pay contributed by the employee. Matching contributions are credited to employees’ accounts in accordance with their investment elections and fully vest immediately. The Safe Harbor Plan replaces the non-contributory retirement account.
In addition to the Savings Plan, we sponsor the Mirror Savings Plan, which is a non-qualified contributory unfunded defined contribution plan offered to certain management employees. This plan supplements retirement savings under the Savings Plan for eligible management employees who choose to participate in it. The plan’s investment options generally mirror the traditional Savings Plan investment options. Similar to the supplemental retirement plans, the Mirror Savings Plan benefits are paid from our operating cash flow and cash investments.
The expense for these plans was included in SG&A expenses in the Consolidated Statements of Operations, was $43 million in 2019, $43 million in 2018 and $46 million in 2017.
18. Restructuring and Management Transition
In the first quarter of 2019, the Company finalized plans to close 18 full-line stores and 9 ancillary home and furniture stores, further aligning the Company’s brick-and-mortar presence with its omnichannel network, and enabling capital resources to be reallocated to locations and initiatives that offer the greatest

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
18. Restructuring and Management Transition (Continued)
long-term value potential. The planned store closures resulted in a $14 million asset impairment charge for store assets with limited future use and a $1 million severance charge for the expected displacement of store associates. During the second half of 2019, impairment charges of $5 million were recorded for the planned closure of 6 stores in 2020.
On March 17, 2017, the Company finalized its plans to close 138 stores to help align the Company’s brick-and-mortar presence with its omnichannel network, thereby redirecting capital resources to invest in locations and initiatives that offer the greatest revenue potential. The store closures resulted in a $77 million asset impairment charge for store assets with limited future use and a $14 million severance charge for the expected displacement of store associates. During 2017, $52 million in store related closing and other costs such as certain lease obligations were recorded as a result of each respective store ceasing operations.
The components of Restructuring and management transition include:
•
Home office and stores—charges for actions to reduce our store and home office expenses including employee termination benefits, store lease termination and impairment charges;

•
Management transition—charges related to implementing changes within our management leadership team for both incoming and outgoing members of management; and

•
Other—charges related primarily to costs related to the closure of certain supply chain locations.

The composition of restructuring and management transition charges was as follows:
($ in millions)	2019	2018	2017	Cumulative Amount From Program Inception Through 2019
Home office and stores	$43	$13	$176	$529
Management transition	5	9	—	269
Other	—	—	8	186
Total	$48	$22	$184	$984
Activity for the restructuring and management transition liability for 2019 and 2018 was as follows:
($ in millions)	Home Office and Stores	Management Transition	Other	Total
February 3, 2018	$34	$—	$7	$41
Charges	16	9	—	25
Cash payments	(34)	(9)	(5)	(48)
February 2, 2019	16	—	2	18
Impact of ASC 842 adoption (Note 3)	(13)	—	(1)	(14)
Charges	19	5	1	25
Cash payments	(16)	(3)	(2)	(21)
February 1, 2020	$6	$2	$—	$8

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
19. Real Estate and Other, Net
Real estate and other primarily includes net gains from the sale of facilities and equipment that are no longer used in operations, asset impairments, accruals for certain litigation and other non-operating charges and credits. Prior to 2019, real estate and other also consisted of ongoing income from our real estate subsidiaries. During the first quarter of 2014, we formed a joint venture to develop property adjacent to our home office facility in Plano, Texas (Home Office Land Joint Venture) in which we contributed approximately 220 acres of property. The joint venture was formed to develop the contributed property and our proportional share of the joint venture’s activities is recorded in Real estate and other, net. During the third quarter of 2018, we sold our interest to the other partner and are no longer a member of the joint venture.
The composition of real estate and other, net was as follows:
($ in millions)	2019	2018	2017
Net gain from sale of non-operating assets	$(1)	$—	$—
Investment income from Home Office Land Joint Venture	—	(4)	(31)
Net gain from sale of operating assets	(8)	(67)	(119)
Impairments	—	52	—
Other	(6)	—	4
Total expense/(income)	$(15)	$(19)	$(146)
Investment Income from Joint Ventures
In 2018 and 2017, the Company had $4 million and $31 million, respectively, in income related to its proportional share of the net income in the Home Office Land Joint Venture and received aggregate cash distributions of $4 million and $40 million, respectively.
Net Gain from Sale of Operating Assets
In 2018, we completed the sale-leasebacks of our Milwaukee, Wisconsin and Manchester, Connecticut distribution facilities for net sales prices of $30 million and $68 million, respectively and recognized net gains of $12 million and $38 million, respectively.
In 2017, we completed the sale of our Buena Park, California distribution facility for a net sale price of $131 million and recorded a net gain of $111 million.
Impairments
During 2018, we recorded an impairment charge of $52 million related to management’s decision to sell three airplanes. Two of the airplanes were sold during the second quarter of 2018 at their fair value of $12 million and the third airplane was sold during the third quarter of 2018 at its fair value of $8 million.

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20. Income Taxes
The components of our income tax expense/(benefit) were as follows:
($ in millions)	2019	2018	2017
Current
Federal and foreign	$4	$(5)	$(60)
State and local	6	1	1
Total current	10	(4)	(59)
Deferred
Federal and foreign	(6)	(17)	(63)
State and local	(1)	5	(4)
Total deferred	(7)	(12)	(67)
Total income tax expense/(benefit)	$3	$(16)	$(126)
The following table summarizes a reconciliation of income tax expense/(benefit) compared with the amounts at the U.S. federal statutory income tax rate:
($ in millions)	2019	2018	2017
Federal income tax at statutory rate	$(56)	$(57)	$(82)
State and local income tax, less federal income tax benefit	(12)	(17)	(12)
Increase/(decrease) in valuation allowance	61	47	33
Effect of U.S. tax reform	—	—	(75)
Other, including permanent differences and credits	10	11	10
Total income tax expense/(benefit)	$3	$(16)	$(126)
Our deferred tax assets and liabilities were as follows:
($ in millions)	2019	2018
Assets
Merchandise inventory	$7	$4
Accrued vacation pay	8	8
Gift cards	36	35
Stock-based compensation	18	19
State taxes	1	3
Workers’ compensation/general liability	38	41
Accrued rent	—	27
Litigation exposure	1	2
Interest expense limitation	83	48
Mirror savings plan	7	7
Pension and other retiree obligations	4	1
Operating lease liabilities	299	—
Net operating loss and tax credit carryforwards	710	707
Other	56	52
Total deferred tax assets	1,268	954
Valuation allowance	(869)	(802)

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20. Income Taxes (Continued)
($ in millions)	2019	2018
Total net deferred tax assets	399	152
Liabilities
Depreciation and amortization	(193)	(223)
Tax benefit transfers	(26)	(29)
Long-lived intangible assets	(36)	(31)
Operating lease assets	(260)	—
Total deferred tax liabilities	(515)	(283)
Total net deferred tax liabilities	$(116)	$(131)

The Tax Act, enacted in December 2017, significantly changed the U.S. corporate income tax laws. In connection with the enactment, we recorded a net benefit of $75 million during the fourth quarter of 2017, which is primarily due to the revaluation of net deferred tax liabilities based on the new lower corporate income tax rate.
As of February 1, 2020, a valuation allowance of $869 million has been recorded against our deferred tax assets. In assessing the need for the valuation allowance, we considered both positive and negative evidence related to the likelihood of realization of the deferred tax assets. As a result of our assessment, we concluded that, beginning in the second quarter of 2013, our estimate of the realization of deferred tax assets would be based solely on the future reversals of existing taxable temporary differences and tax planning strategies that we would make use of to accelerate taxable income to utilize expiring net operating loss (NOL) and tax credit carryforwards.
We are required to allocate a portion of our tax provision between operating losses and Accumulated other comprehensive income/(loss). In 2019, the Company did not benefit any of its operating loss and incurred an actuarial loss in Other comprehensive income/(loss), the tax benefit on which was fully offset by a valuation allowance within Other comprehensive income/(loss). Accordingly, there is a valuation allowance offsetting the tax benefit attributable to other comprehensive income included in the total valuation allowance of $869 million noted above.
The Company has federal net operating loss (NOL) carryforwards of $2.1 billion and $76 million of federal tax credit carryforwards as of February 1, 2020 that expire in 2032 through 2034. These NOL carryforwards arose prior to December 31, 2017 and are available to offset future taxable income. The Company may recognize additional NOLs in the future which, under the Tax Act, would not expire but would only be available to offset up to 80% of the Company’s future taxable income.
The Company has $341 million of federal unused interest deductions that do not expire but can be used in the future only to the extent the Company has interest limitation (explained below) in excess of its interest expense. Additionally, the Company has state NOLs that are subject to various limitations and expiration dates beginning in 2020 through 2040 and are offset fully by valuation allowances.
The NOL and credit carryforwards have a potential to be used to offset future taxable income and reduce future cash tax liabilities by approximately $710 million. The Company’s ability to utilize these carryforwards will depend upon the availability of future taxable income during the carryforward period and, as such, there is no assurance the Company will be able to realize such tax savings.
Interest Limitation:   The Tax Act limits the Company’s interest deduction to 30% of tax earnings before interest, tax, depreciation and amortization beginning in 2018 through 2021. Thereafter, the interest deduction is limited to 30% of tax earnings before interest and taxes. Any disallowed interest in a year becomes a separate deferred tax asset with an indefinite carryforward period that can be utilized by the Company in a future tax year by an amount equal to its interest limitation in excess of its interest expense for that year. In

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20. Income Taxes (Continued)
2019, the Company had net interest expense of $119 million disallowed which became a $35 million deferred tax asset on which a full valuation allowance was recorded.
The Company’s ability to utilize NOL and credit carryforwards and unused interest deductions could be further limited if it were to experience an “ownership change,” as defined in Section 382 of the Code and similar state provisions. An ownership change can occur whenever there is a cumulative shift in the ownership of a company by more than 50 percentage points by one or more “5% stockholders” within a three-year period. The occurrence of such a change generally limits the amount of carryforwards a company could utilize in a given year to the aggregate fair market value of the company’s common stock immediately prior to the ownership change, multiplied by the long-term tax-exempt interest rate in effect for the month of the ownership change.
As discussed in Note 14, on January 27, 2014, the Board adopted the Amended Rights Agreement to help prevent acquisitions of the Company’s common stock that could result in an ownership change under Section 382 which helps preserve the Company’s ability to use its NOL and tax credit carryforwards. The Amended Rights Agreement was ratified by the shareholder vote on May 16, 2014. On May 19, 2017, stockholders approved the extension of the term of the agreement to January 26, 2020. On January 24, 2020, the term of the Amended Rights Agreement was extended to January 25, 2023. The Company expects to submit the extension of the Amended Rights Agreement to stockholders for approval at its 2020 annual meeting of stockholders. If stockholders do not approve the extension of the Amended Rights Agreement, the Amended Rights Agreement will terminate.
The Amended Rights Agreement is designed to prevent acquisitions of the Company’s common stock that would result in a stockholder owning 4.9% or more of the Company’s common stock (as calculated under Section 382), or any existing holder of 4.9% or more of the Company’s common stock acquiring additional shares, by substantially diluting the ownership interest of any such stockholder unless the stockholder obtains an exemption from the Board.
A reconciliation of unrecognized tax benefits is as follows:
($ in millions)	2019	2018	2017
Beginning balance	$35	$35	$79
Additions for tax positions of prior years	2	3	4
Reductions for tax positions of prior years	—	(1)	(45)
Settlements and effective settlements with tax authorities	(1)	(2)	(3)
Balance at end of year	$36	$35	$35
Unrecognized tax benefits included in our Consolidated Balance Sheets were as follows:
($ in millions)	2019	2018
Deferred taxes (noncurrent liability)	$35	$32
Accounts payable and accrued expenses (Note 8)	—	2
Other liabilities (Note 9)	1	1
Total	$36	$35
As of the end of 2019, 2018 and 2017, the unrecognized tax benefits balance included $33 million, that, if recognized, would be a benefit in the income tax provision after giving consideration to the offsetting effect of $7 million, $7 million and $7 million, respectively, related to the federal tax deduction of state taxes. The remaining amounts reflect tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing. Accrued interest and penalties related to unrecognized tax

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
20. Income Taxes (Continued)
benefits included in income tax expense as of the end of 2019, 2018 and 2017 were $2 million, $1 million and $1 million, respectively.
We file income tax returns in U.S. federal and state jurisdictions and certain foreign jurisdictions. Our U.S. federal returns have been examined through 2016. We are audited by the taxing authorities of many states and certain foreign countries and are subject to examination by these taxing jurisdictions for years generally after 2008. The tax authorities may have the right to examine prior periods where federal and state NOL and tax credit carryforwards were generated, and make adjustments up to the amount of the NOL and credit carryforward amounts.
21. Supplemental Cash Flow Information
($ in millions)	2019	2018	2017
Supplemental cash flow information
Income taxes received/(paid), net	$(9)	$(8)	$(9)
Interest received/(paid), net	(279)	(293)	(302)
Supplemental non-cash investing and financing activity
Increase/(decrease) in other accounts payable related to purchases of property and equipment and software	(27)	(15)	25
Purchase of property and equipment and software through a financing obligation	(1)	—	—
Remeasurement of leased assets and lease obligations	94	—	—
22. Litigation and Other Contingencies
Litigation
Shareholder Derivative Litigation and Demand
On October 19, 2018, a shareholder of the Company, Juan Rojas, filed a shareholder derivative action against certain present and former members of the Company’s Board of Directors in the Delaware Court of Chancery. The Company was named as a nominal defendant. The lawsuit asserted claims for breaches of fiduciary duties based on alleged failures to prevent the Company from engaging in allegedly unlawful promotional pricing practices. On July 29, 2019, the Court granted defendants’ motion to dismiss and dismissed plaintiff’s complaint with prejudice. On October 21, 2019, the Company’s Board of Directors received a demand from Rojas to conduct an investigation of alleged breaches of fiduciary duties similar to those made in the dismissed derivative action regarding alleged failures to prevent the Company from engaging in allegedly unlawful promotional pricing practices. The Board of Directors has appointed a committee of independent directors to review the demand and make a recommendation to the Board of Directors regarding a response to the demand. While no assurance can be given as to the ultimate outcome of this matter, we believe that the final resolution of this action will not have a material adverse effect on our results of operations, financial position, liquidity or capital resources.
Other Legal Proceedings
We are subject to various other legal and governmental proceedings involving routine litigation incidental to our business. Accruals have been established based on our best estimates of our potential liability in certain of these matters, which we believe aggregate to an amount that is not material to the Consolidated Financial Statements. These estimates were developed in consultation with in-house and outside counsel. While no assurance can be given as to the ultimate outcome of these matters, we currently believe

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
22. Litigation and Other Contingencies (Continued)
that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on our results of operations, financial position, liquidity or capital resources.
Contingencies
As of February 1, 2020, we have an estimated accrual of $19 million related to potential environmental liabilities that is recorded in Other liabilities in the Consolidated Balance Sheet. This estimate covered potential liabilities primarily related to underground storage tanks and remediation of environmental conditions involving our former drugstore locations. We continue to assess required remediation and the adequacy of environmental reserves as new information becomes available and known conditions are further delineated. If we were to incur losses at the estimated amount, we do not believe that such losses would have a material effect on our results of operations, financial position, liquidity or capital resources.
23. Subsequent Event
During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic has significantly impacted the economic conditions in the U.S., accelerating during the first half of March, as federal, state and local governments react to the public health crisis, creating significant uncertainties in the U.S. economy. The Company has announced that all stores will close through April 1, 2020. As a result of these developments, the Company expects a material adverse impact on its sales, results of operations and cash flows. This situation is rapidly changing and additional impacts to the business may arise that we are not aware of currently. While the disruption is currently expected to be temporary, there is uncertainty around the duration. The ultimate impact of the pandemic on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.
On March 16 and March 19, 2020, the Company borrowed $800 million and $450 million, respectively, from the Revolving Facility (see Note 12) as a precautionary measure to increase its cash position and preserve financial flexibility considering uncertainty in the U.S. and global markets resulting from COVID-19. Borrowings under the Revolving Facility will bear interest, at the Company’s option, at a base rate or LIBOR, plus an applicable interest rate margin varying depending on the Company’s utilization of the Revolving Facility. The current rates on the borrowings will range from 2.75% to 4.0%. The proceeds from the Revolving Facility draw may be used for working capital needs or general corporate purposes.
24. Quarterly Results of Operations (Unaudited)
The following is a summary of our quarterly unaudited consolidated results of operations for 2019 and 2018:
2019 ($ in millions, except EPS)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total net sales	$2,439	$2,509	$2,384	$3,384
Credit income and other	116	110	116	109
Total revenues	2,555	2,619	2,500	3,493
Cost of goods sold (exclusive of depreciation and amortization)	1,630	1,585	1,541	2,257
SG&A expenses	856	870	854	1,005
Restructuring and management transition(1)	20	7	9	12
Net income/(loss)	(154)	(48)	(93)	27
Diluted earnings/(loss) per share(2)	$(0.48)	$(0.15)	$(0.29)	$0.08

J. C. Penney Company, Inc. and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
24. Quarterly Results of Operations (Unaudited) (Continued)
2018 ($ in millions, except EPS)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total net sales	$2,584	$2,762	$2,653	$3,665
Credit income and other	87	67	80	121
Total revenues	2,671	2,829	2,733	3,786
Cost of goods sold (exclusive of depreciation and amortization)	1,712	1,831	1,808	2,519
SG&A expenses	826	880	883	1,007
Restructuring and management transition(3)	7	2	11	2
Net income/(loss)	(78)	(101)	(151)	75
Diluted earnings/(loss) per share(2)	$(0.25)	$(0.32)	$(0.48)	$0.24

(1)
Restructuring and management transition charges (Note 18) by quarter for 2019 consisted of the following:

($ in million)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Home office and stores	$19	$4	$8	$12
Management transition	1	3	1	—
Total	$20	$7	$9	$12

(2)
EPS is computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

(3)
Restructuring and management transition charges (Note 18) by quarter for 2018 consisted of the following:

($ in millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Home office and stores	$7	$2	$2	$2
Management transition	—	—	9	—
Total	$7	$2	$11	$2

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Balance Sheets (Unaudited)
(In thousands, except share and per share amounts)
	November 30, 2019	March 2, 2019
ASSETS
Current assets:
Cash and cash equivalents	$120,230	$70,043
Receivables from lessors and others – net	58,652	59,987
Merchandise inventories, net	326,139	557,157
Prepaid expenses other current assets	76,550	60,601
Deferred income taxes	43,726	1,148
Total current assets	625,297	748,936
Property and equipment, net	499,719	407,603
Intangible assets	7,647	12,981
Deferred income tax	105,027	21,175
Security deposits and other assets, net	56,220	57,098
Total assets	$1,293,910	$1,247,793
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$544,144	$435,893
Accrued expenses and other current liabilities	261,201	149,223
Line of credit, net	140,821	217,281
Notes payable – related party – current	38,686	36,287
Total current liabilites	984,852	838,684
Deferred tenant allowances	124,711	179,444
Deferred rent	113,897	169,393
Unrecognized tax benefits and related accrued interest	—	23,199
Leasing financing obligation	—	172,500
Other long term liabilities	547,886	47,699
Total liabillities	1,771,346	1,430,919
Commitments and contingencies	—	—
Stockholders’ (deficit) equity:
Common stock, $1 par value, authorized, 500,000 shares, 168,611 shares issued and outstanding	169	169
Additional paid-in capital	1,105	1,105
Retained earnings (deficit)	(414,735)	(114,461)
Accumulated other comprehensive loss	(71,057)	(75,793)
Stockholders’ (deficit) equity attributable to Forever 21, Inc.	(484,518)	(188,980)
Noncontrolling interest	7,082	5,854
Total stockholders’ equity (deficit)	(477,436)	(183,126)
Total liabilities and stockholders’ equity	$1,293,910	$1,247,793
See the accompanying notes to the unaudited interim Consolidated Financial Statements

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Operations (Unaudited)
(In thousands)
	For the period from March 3, 2019 to November 30, 2019	For the period from March 4, 2018 to December 1, 2018
Revenue	$2,201,767	$2,612,080
Cost of sales	1,742,839	1,978,582
Gross profit	458,928	633,498
Selling, general and administrative expenses	782,780	692,902
Loss from operations	(323,852)	(59,404)
Interest and other expenses, net	11,275	19,109
Loss before income taxes	(335,127)	(78,513)
(Benefit from) provision for income taxes	(35,290)	2,795
Net loss	(299,837)	(81,308)
Less net income attributable to noncontrolling interest	437	445
Net loss attributable to Forever 21, Inc.	$(300,274)	$(81,753)
See the accompanying notes to the unaudited interim Consolidated Financial Statements

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss (Unaudited)
(in thousands)
	For the period from March 3, 2019 to November 30, 2019	For the period from March 4, 2018 to December 1, 2018
Net loss	$(299,838)	$(81,308)
Other comprehensive income (loss):
Change in foreign currency translation adjustment	5,527	(23,937)
Comprehensive loss	(294,312)	(105,246)
Plus: comprehensive income attributable to noncontrolling interest	791	1,460
Comprehensive loss attributable to Forever 21, Inc	$(295,103)	$(106,706)
See the accompanying notes to the unaudited interim Consolidated Financial Statements

FOREVER 21, INC AND SUBSIDIARIES
Consolidated Statements of Stockholders’ (Deficit) Equity (Unaudited)
(in thousands, except share amounts)
	Common stock		Additional Paid-in capital	Deficit	Accumulated other comprehensive loss	Stockholders’ deficit attributable to Forever 21, Inc.	Noncontrolling interest	Total stockholders’ deficit)
	Shares	Amount
Balance March 2, 2019	169	$169	$1,105	$(114,461)	$(75,793)	$(188,980)	$5,854	$(183,126)
Net loss	—	—	—	(300,274)	—	(300,274)	437	(299,837)
Other comprehensive income	—	—	—	—	4,736	4,736	791	5,527
Balance November 30, 2019	169	$169	$1,105	$(414,735)	$(71,057)	$(484,518)	$7,082	$(477,436)
See the accompanying notes to the unaudited interim Consolidated Financial Statements

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Unaudited)
(in thousands)
	For the period from March 3, 2019 to November 30, 2019	For the period from March 4, 2018 to December 1, 2018
Net loss	$(299,837)	$(81,308)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	131,840	126,214
Benefit from from income taxes	(13,449)	(15,909)
Deferred rent – non cash expense	(66,114)	(11,596)
Foreign exchange loss	8,508	16,583
Changes in operating assets and liabilities:
Receivables from lessors and other – net	5,083	8,859
Merchandise inventories	284,333	(187,369)
Prepaid expenses and other current assets	(13,032)	9,087
Other assets	3,390	17,979
Accounts payable	108,900	102,021
Accrued expenses and other current liabilities	109,269	(16,708)
Deferred tenant allowances	(41,960)	(28,071)
Other long-term liabilities	(2,229)	(4,011)
Net cash provided by (used in) operating activities	214,702	(64,229)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment – net	(61,628)	(83,012)
Others	—	(2,500)
Net cash used in investing activities	(61,628)	(85,512)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds/repayment of line of credit – net	(78,179)	37,995
Proceeds/repayment of long-term loan – net	389	49,837
Dividend distribution	—	—
Net cash (used) provided by in financing activities	(77,790)	87,832
Effects of exchange rates on cash and cash equivalents	(5,836)	(39,041)
Net change in cash and cash equivalents	69,448	(100,950)
Cash and cash equivalents at beginning of period	50,782	154,370
Cash and cash equivalents at end of period	$120,230	$53,420
See the accompanying notes to the unaudited interim Consolidated Financial Statements

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Unaudited Interim Consolidated Financial Statements
(in thousands)
1.   Basis of Presentation and Consolidation
On September 29, 2019, Forever 21, Inc. and subsidiaries (“Forever 21”, the “Company”, or the “Debtors”) filed voluntary petitions (“the Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In connection with the Chapter 11 Filings, the Company entered into a senior secured super priority debtor-in-possession credit facility with JPMorgan Chase Bank, N.A., as administrative agent (the “DIP Agent”) and Forever 21, as lender (the “DIP Lender”) (“the DIP Facility”).
Forever 21 is an international specialty retailer of apparel and accessories for fashion-oriented women and men. Forever 21 operates three primarily mall-based chains under the names “Forever 21,” “XXI Forever,” and “F21 Red.”
As of November 30, 2019, and December 1, 2018, Forever 21 had 655 stores and 760 stores, respectively. In the United States, Forever 21 has operations in 49 states and 49 states, respectively, over the same fiscal periods. As of November 30, 2019, the Company had 536 stores operating in the United States and 198 stores operating in international locations. As of December 1, 2018, the Company had 557 stores operating in the United States and 203 stores operating in international locations.
Internationally, Forever 21 operates in regions including but not limited to South America, Europe, Middle East, and Asia. Forever 21 operates 2 e-commerce sites under “Forever21.com” in the United States and Mexico. In addition, Forever 21 has 66 stores and an e-commerce location in the Middle East, Asia, South Africa, Europe, Australia, Russia, and Latin America, each owned and operated by franchisees. Forever 21 is incorporated under the laws of the State of Delaware.
To ensure its ability to maintain and continue operating in the ordinary course of business during the Bankruptcy Petition proceedings, the Debtors have filed “first-day” motions with the Bankruptcy Court seeking relief, for various forms of customary relief. The objective of the customary reliefs is to reduce the effect of bankruptcy on the Company’s operations, customers and employees. The Debtors will continue to operate their businesses and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
Ability to Continue as a Going Concern
The Company’s decision to enter a court-supervised restructuring process was necessitated by a number of factors which adversely affected its operating results including negative financial trends, specifically operating losses, working capital deficiency, and other adverse key financial ratios. Additionally, the impacts of unfavorable industry conditions and significant debt service requirements on the Company’s financial position, results of operations, and cash flows contributed to this decision.
The accompanying unaudited interim consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to significant uncertainty. Pursuant to the Bankruptcy Code, the Company may sell, or otherwise dispose of or liquidate, assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business, for amounts other than those reflected in the accompanying unaudited interim consolidated financial statements. Further, a Chapter 11 plan of reorganization is likely to materially change the amounts and classifications of assets and liabilities reported in the unaudited interim consolidated balance sheet as of November 30, 2019. The risks and uncertainties surrounding the Bankruptcy Petitions, the defaults in the debt agreements and the Company’s financial condition, raise substantial doubt as to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Unaudited Interim Consolidated Financial Statements (Continued)
(in thousands)
1.   Basis of Presentation and Consolidation (Continued)
is contingent upon the Company’s ability to comply with the financial and other covenants contained in the DIP Facility, the Bankruptcy Court’s approval of the Company’s Chapter 11 plan or sale strategy and the Company’s ability to implement these measures, among other factors.
Accounting Policies
The accompanying unaudited interim consolidated financial statements, in our opinion, include all material adjustments necessary for a fair presentation and should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 2, 2019 and March 3, 2018. The Company follows the same accounting policies to prepare interim consolidated financial statements as are followed in preparing annual consolidated financial statements. A description of such significant accounting policies is included in the consolidated financial statements as of and for the year ended March 2, 2019. Because of the seasonal nature of the retail business, operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.
Fiscal Year
The Company’s fiscal year is a 52 or 53 week fiscal calendar that ends on the Saturday closest to the last day of February. As used herein, the interim period ended November 30, 2019 refers to the 39 week period from March 2, 2019 and interim period ended December 1, 2018 refers to the 39 week period from March 3, 2018.
Principles of Consolidation
The consolidated financial statements include the accounts of Forever 21, as defined above, in which the Company has a controlling interest. All intercompany transactions and balances have been eliminated in consolidation.
2.   Lines of Credit and Notes Payable
Lines of Credit
The Company entered into a five-year senior secured asset-based revolving credit facility of $500,000 on March 7, 2017 with J.P. Morgan, which expires on March 6, 2022, and is collateralized by the Company’s inventory and receivables, net of applicable reserves. The outstanding borrowing under the agreement was $140,821 and $217,281 at November 30, 2019 and March 2, 2019, respectively. Borrowings under the agreement are subject to a formulaic calculation based on the total of adjusted value of eligible inventories, plus eligible receivables, minus applicable reserves. There was $548 and $2,463 in open letters of credit and $52,704 and $42,213 in standby letters as of November 30, 2019 and March 2, 2019, respectively. At November 30, 2019, the Company complied with all covenants with the bank.
On February 2, 2012, the Company entered into a guarantee facility agreement with the Cooperative Rabobank Breda U.A. (the Netherlands) (Rabo Agreement) for its European activities in order to provide guarantee of payment in regard to operational leases and other business obligations or indebtedness that might arise as a result of the Company’s business activities. As of November 30, 2019, the guarantee facility was terminated. However, the existing bank guarantee will remain with the existing pledge funds as collateral. As of November 30, 2019 and March 20, 2019, the Rabo Agreement required the Company to hold restricted cash on deposit $632 and $596, respectively. This is included in cash and cash equivalents in the accompanying unaudited consolidated balance sheets.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Unaudited Interim Consolidated Financial Statements (Continued)
(in thousands)
2.   Lines of Credit and Notes Payable (Continued)
DIP Term Loan Facility
The DIP Term Loan Financing provides up to $75,000 in a senior secured, super priority term loan facility. The DIP Term Loan Facility shall be used by the Company in accordance with the initial approved budget agreed upon between the Company, the DIP Agent, and the DIP Lender. The Company and its subsidiaries must achieve cash receipts of (i) at least 87.5% of those projected in the Budget and (ii) cannot permit the actual disbursement amount to be greater than 112.5% of budgeted disbursement amount for any cumulative four-week period, measured on a weekly basis. The Company received approval by the Bankruptcy Court of the DIP Term Loan Facility on November 4, 2019 as required by the Bankruptcy Code.
In addition to the cash requirements necessary to fund ongoing operations, the Company incurred significant professional fees and other costs in connection with its Chapter 11 proceedings and expect that it will continue to incur significant professional fees and costs throughout its Chapter 11 proceedings.
The DIP Term Loan Facility will mature on the earliest to occur of (a) (i) the later July 2, 2020 and (ii) so long as no Event of Default has occurred and is continuing, October 2, 2020 if the maturity date of the DIP ABL Facility is extended to 12 months from the Effective Date, (b) the date which is 40 days after the Petition Date if the Final Order has not been entered by the Bankruptcy Court on or prior to such date, (c) the maturity date of the DIP ABL Facility (including for the avoidance of doubt, any extensions of the initial maturity date of the initial maturity date of the DIP ABL Facility), (d) the effective date of a Plan of Reorganization, (e) the date on which the Obligations become due and payable pursuant to this Agreement, whether by acceleration or otherwise, (f) the date of consummation of a sale of all or substantially all of the Debtors’ assets under Section 363 of the Bankruptcy Code, (g) the date of conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code unless otherwise consented to in writing by the Administrative Agent and (h) the date of dismissal of any of the Chapter 11 Cases.
The DIP Term Loan Facility includes customary provisions, including, among others, certain representations and warranties, affirmative and negative covenants and events of default. The Company is required to comply with the covenants of the DIP Term Loan Financing in order to continue to access borrowings thereunder.
3.   Operating and Capital Leases
The Company leases store locations, warehouses, offices, auto, and equipment under operating and capital leases. Most leases are noncancelable and certain leases contain renewal options for a varying number of years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, and some store leases also include contingent rent based on a percentage of the store’s net sales in excess of a specified threshold. For the period ended November 30, 2019 and December 1, 2018, total lease costs (which includes fixed minimum rent, contingent rent and common area and other lease related charges) amounted to $317,154 and $458,926, respectively.
The Company recorded assets of $24,681 and $24,858 at November 30, 2019 and December 1, 2018, respectively, related to a retail store building and certain warehouse equipment it acquired under capital leases. At November 30, 2019 and December 1, 2018, the net book values of the assets held under these capital leases are included in property and equipment — net in the accompanying unaudited consolidated balance sheets and totaled $13,509 and $13,606, respectively, which is net of accumulated depreciation of $11,172 and $11,252, respectively. The current portion of capital lease obligations is included in accrued expenses and other current liabilities and the noncurrent portion is included in other long-term liabilities in the accompanying unaudited consolidated balance sheets.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Unaudited Interim Consolidated Financial Statements (Continued)
(in thousands)
4.   Related-Party Transactions
The Company has transactions with certain related parties, including stockholders and employees.
The Company purchased merchandise inventory from a related-party vendor owned by TOO Capital LLC (TOO Capital), which is owned by the Company’s stockholders and officers. The related liability of $12,322 and $11,865 as of November 30, 2019 and March 2, 2019, respectively, was recorded in accounts payable in the accompanying unaudited consolidated balance sheets.
The Company recorded related-party rent expense for its retail stores, distribution centers, and administrative office building that are owned by affiliated entities under common ownership with the Company.
The Company’s subsidiaries have existing lease agreements with the Philippines business partner and its affiliates covering its office space, warehouse, and store spaces. Total rent expense attributable to such lease agreements amount to $3,505 and $3,920 for the periods ended November 30, 2019 and
December 1, 2018, respectively, and is included in cost of sales in the accompanying unaudited consolidated statements of operations.
The Company has existing management agreements with various venture partners. Under these agreements, management fees charged by the venture partners are recorded as selling, general, and administrative expenses. The related liability was $1,673 as of November 30, 2019 and $1,601 as of March 2, 2019 and was recorded in accounts payable in the accompanying unaudited consolidated balance sheets.
In 2015, the Company entered into a loan agreement with the Philippines business partner’s affiliate for 950,000 Philippines Peso ($20,654), which was recorded in notes payable — related party — long term in the accompanying unaudited consolidated balance sheets. The loan bears interest of 2.75%. The loan has a term of five years and the first payment was due October 2018. As of November 30, 2019 and March 2, 2019 the balance of $18,687 and $16,287 is recorded in notes payable — related party — current. The loan is not collateralized or guaranteed.
5.   Contingencies
The Company is involved in certain litigation matters arising in the ordinary course of business, including employment matters. Management has reviewed all litigations against the Company with outside legal counsel and has taken into consideration the views of such counsel as to the outcome of these claims. While no assurance can be given to the ultimate outcome of these matters, management believes that the final disposition of the pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629
Independent Auditors’ Report
The Board of Directors
Forever 21, Inc.:
Report on the Financial Statements
We have audited the accompanying consolidated financial statements of Forever 21, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of March 2, 2019 and March 3, 2018, and the related consolidated statements of operations, comprehensive loss, stockholders’ (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forever 21, Inc. and its subsidiaries as of March 2, 2019 and March 3, 2018, and the results of their operations and their cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered operating losses, a working capital deficiency, and other adverse key financial ratios that raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 16. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Los Angeles, California
December 5, 2019

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except share and per share amounts)
	March 2, 2019	March 3, 2018
Assets
Current assets:
Cash and cash equivalents	$70,043	154,370
Receivables from lessors and others, net	59,987	92,211
Merchandise inventories, net	557,157	546,866
Prepaid expenses and other current assets	60,601	65,341
Prepaid income taxes and income taxes receivable	1,148	6,449
Total current assets	748,936	865,237
Property and equipment, net	407,603	666,695
Deferred income taxes	21,175	108,544
Intangible assets, net	12,981	20,346
Security deposits and other assets, net	57,098	74,260
Total assets	$1,247,793	1,735,082
Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$435,893	409,965
Accrued expenses and other current liabilities	149,223	146,879
Lines of credit, net	217,281	253,005
Notes payable—related party, current	36,287	20,000
Total current liabilities	838,684	829,849
Deferred tenant allowances	179,444	164,625
Deferred rent, long-term	169,393	195,783
Notes payable—related party, long-term	—	18,221
Unrecognized tax benefits and related accrued interest	23,199	26,595
Lessor financing obligation	172,500	—
Other long-term liabilities	47,699	49,821
Total liabilities	1,430,919	1,284,894
Commitments and contingencies (notes 10 and 14)
Stockholders’ (deficit) equity:
Common stock, $1 par value; authorized, 500,000 shares; 168,611 shares issued and outstanding	169	169
Additional paid-in capital	1,105	1,105
Retained earnings	(114,461)	496,341
Accumulated other comprehensive loss	(75,793)	(51,202)
Stockholders’ (deficit) equity attributable to Forever 21, Inc.	(188,980)	446,413
Noncontrolling interest	5,854	3,775
Total stockholders’ (deficit) equity	(183,126)	450,188
Total liabilities and stockholders’ (deficit) equity	$1,247,793	1,735,082
The accompanying notes are an integral part of these consolidated financial statements.

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands)
	Year ended March 2, 2019	Year ended March 3, 2018
Revenue:
Retail sales, net	$3,363,797	3,420,804
Franchise revenue	40,772	77,687
Total revenue	3,404,569	3,498,491
Cost of sales	2,693,178	2,760,642
Gross profit	711,391	737,849
Selling, general, and administrative expenses	986,616	927,305
Asset impairment charges	218,137	22,872
Loss from operations	(493,362)	(212,328)
Interest and other expenses, net	(20,789)	(22,706)
Loss before provision for income taxes	(514,151)	(235,034)
Provision (benefit) for income taxes	93,324	(45,772)
Net loss	(607,475)	(189,262)
Less net income attributable to noncontrolling interest	3,327	1,550
Net loss attributable to Forever 21, Inc	$(610,802)	(190,812)
The accompanying notes are an integral part of these consolidated financial statements.

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(in thousands, except share amounts)
	Year ended March 2, 2019	Year ended March 3, 2018
Net loss	$(607,475)	(189,262)
Other comprehensive loss:
Change in foreign currency translation adjustment	(25,839)	32,469
Comprehensive loss	(633,314)	(156,793)
Plus comprehensive income (loss) attributable to noncontrolling interest	(368)	(1,192)
Comprehensive loss attributable to Forever 21, Inc	$(632,946)	(155,601)
The accompanying notes are an integral part of these consolidated financial statements.

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders’ (Deficit) Equity
Year ended March 2, 2019 and March 3, 2018
(in thousands, except share amounts)
	Common stock		Additional Paid-In capital	Retained earnings	Accumulated other comprehensive loss	Stockholders’ (deficit) equity attributable to Forever 21, Inc.	Noncontrolling interest	Total stockholders’ (deficit) equity
	Shares	Amount
Balance February 25, 2017	169	$169	1,105	695,217	(88,080)	608,411	7,414	615,825
Net (loss) income	—	—	—	(190,812)	—	(190,812)	1,550	(189,262)
Other comprehensive floss) income:
Foreign currency translation adjustment	—	—	—	—	35,211	35,211	(2,742)	32,469
Acquisition of minority interest in Latin America	—	—	—	(8,064)	1,667	(6,397)	(2,447)	(8,844)
Balance March 3, 2018	169	169	1,105	496,341	(51,202)	446,413	3,775	450,188
Correction of prior year balance	—	—	—	—	(2,447)	(2,447)	2,447	—
Net (loss) income	—	—	—	(610,802)	—	(610,802)	3,327	(607,475)
Other comprehensive (loss) income:
Foreign currency translation adjustment	—	—	—	—	(22,144)	(22,144)	(3,695)	(25,839)
Balance March 2, 2019	169	$169	1,105	(114,461)	(75,793)	(188,980)	5,854	(183,126)
The accompanying notes are an integral part of these consolidated financial statements.

FOREVER 21, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)
	Year ended March 2, 2019	Year ended March 3, 2018
Cash flows from operating activities:	$(607,475)	(189,262)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	159,845	224,014
Deferred income taxes	85,757	(30,466)
Loss on impairment of long-lived assets	218,137	22,872
Foreign exchange loss	4,613	22,740
Net income from noncontrolling interest	(3,327)	—
Changes in operating assets and liabilities:
Receivables from lessors and other accounts receivables	31,144	1,797
Merchandise inventories	(13,361)	84,428
Prepaid expenses and other current assets	3,779	(11,211)
Income taxes receivable and payable	4,482	3,646
Other assets	16,139	14,802
Accounts payable	(12,796)	11,535
Accrued expenses and other liabilities	24,980	(42,424)
Deferred rent	(24,783)	(8,623)
Deferred tenant allowances	15,222	(15,543)
Unrecognized tax benefits and related accrued interest	(3,396)	(27,474)
Other long-term liabilities	(2,406)	(25,821)
Net cash (used in) provided by operating activities	(103,446)	35,010
Cash flows from investing activities:
Acquisition of property and equipment	(108,205)	(77,744)
Acquisition of intangibles	(315)	(1,874)
Payment of insurance claim	—	(1,247)
Insurance claim proceeds	469	703
Other investing activities	—	(2,500)
Net cash used in investing activities	(108,051)	(82,662)
Cash flows from financing activities:
Acquisition of minority interest in Latin America	—	(12,000)
Borrowings under line of credit	303,555	317,780
Repayments under line of credit	(340,602)	(167,927)
Borrowing for term loan	50,000	—
Payment for term loan	(50,000)
Net proceeds from financing obligation	172,500	—
Proceeds from insurance of notes payables – related party	—	26,768
Payment under notes payable – related party	(2,010)	(45,000)
Payment under notes payable	—	(66,060)
Principal payment of capital lease obligations	(1,372)	(430)_
Net cash provided by financing activities	132,071	53,131
Effect of exchange rates on cash	(4,901)	12,851
Net (decrease) increase in cash and cash equivalents	(84,327)	18,330
Cash and cash equivalents at beginning of year	154,370	136,040
Cash and cash equivalents at end of year	$70,043	154,370
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$21,749	10,136
Income taxes—net of refunds of $529	4,882	5,413
Supplemental disclosure of noncash investing and financing activities:
Property and equipment and intangibles in accounts payable and accrued expenses	$5,619	1,739
The accompanying notes are an integral part of these consolidated financial statements.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
March 2, 2019 and March 3, 2018
(In thousands)
(1)   Description of the Business
On September 29, 2019, Forever 21, Inc. and subsidiaries (“Forever 21” the “Company” or the “Debtors”) filed voluntary petitions (“the Bankruptcy Petitions”) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In connection with the Chapter 11 Filings, the Company entered into a senior secured super priority debtor-in-possession credit facility with JPMorgan Chase Bank, N.A., as administrative agent (the “DIP Agent”) and Forever 21, as lender (the “DIP Lender”) (“the DIP Facility”). See note 16—Subsequent Events for additional information.
Business
Forever 21 is an international specialty retailer of apparel and accessories for fashion-oriented women and men. Forever 21 operates three primarily mall-based chains under the names “Forever 21,” “XXI Forever” and “F21 Red.”
As of March 2, 2019 and March 3, 2018, Forever 21 had 744 stores and 745 stores, respectively. In the United States, Forever 21 has operations in 48 states and 49 states, respectively, over the same fiscal periods. As of March 2, 2019, the Company had 546 stores operating in the United States and 198 stores operating in international locations. As of March 3, 2018, the Company had 533 stores operating in the United States and 212 stores operating in international locations.
Internationally, Forever 21 operates in regions including but not limited to South America, Europe, Middle East, and Asia. Forever 21 operates 10 e-commerce sites under “Forever21.com” in the United States, Canada, Mexico, South Korea, Japan, the United Kingdom, the Netherlands, and China. In addition, Forever 21 has 72 stores and an e-commerce location in the Middle East, Asia, South Africa, Europe, Australia, Russia, and Latin America, each owned and operated by franchisees. Forever 21 is incorporated under the laws of the State of Delaware.
The openings and closures of the Company-operated stores during the years ended March 2, 2019 and March 3, 2018 are summarized as follows:
Stores open as of February 25, 2017	736
Activity during the year ended March 3, 2018:
Openings	45
Closures	(36)
Stores open as of March 3, 2018	745
Activity during the year ended March 2, 2019:
Openings	46
Closures	(47)
Stores open as of March 2, 2019	744
(2)   Summary of Significant Accounting Policies
(a)
Basis of Presentation

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due (note 3).
(b)
Fiscal Year

The Company’s fiscal year is a 52- or 53-week fiscal calendar that ends on the Saturday closest to the last day of February. As used herein, “Fiscal 2018” refers to the 52-week period ended March 2, 2019 and “Fiscal 2017” refers to the 53-week period ended March 3, 2018.
(c)
Principles of Consolidation

The consolidated financial statements include the accounts of Forever 21, as defined above, in which the Company has a controlling interest. All intercompany transactions and balances have been eliminated in consolidation.
(d)
Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are carried at fair value and consist principally of credit card transactions in transit and money market funds invested in U.S. Treasury securities or U.S. government agency securities. As of March 2, 2019 and March 3, 2018, cash and cash equivalents included $5,596 and $2,280, of restricted cash, respectively.
(e)
Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents and certificates of deposit. As of March 2, 2019, the Company has financial instruments that total approximately $27,857 on deposit with high-credit quality financial institutions that exceed federally insured limits. The Company has not experienced any loss as a result of these or previous similar deposits.
The Company’s risk of credit losses related to current receivables from lessors and others is generally mitigated by diversification across numerous entities; however, amounts due from franchisees represent $41,395 as of March 2, 2019.
(f)
Receivables from Lessors and Others, Net

Receivables from Lessors and Others, net includes amounts due from lessors related to the current portion of tenant improvement allowances and other retail store lease incentives, credit card receivables, and amounts due from franchisees, and other miscellaneous receivables. These amounts are recorded net of an allowance for uncollectible receivables, which amounted to $35,466 as of March 2, 2019 and $0 as of March 3, 2018.
(g)
Merchandise Inventories, Net

Merchandise inventories, net, which consist of finished goods, are valued at the lower of cost or net realizable value, with cost determined using the first-in, first-out method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.
Inventory shrinkage is accrued as a percentage of merchandise sales based on historical inventory shrinkage trends. The Company performs physical inventories on a substantial portion of inventory close to the end of each fiscal year and inventory is adjusted based on the actual inventory counted.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
Included in Merchandise inventories, net are reserves for estimated shrinkage and market value adjustments for excess and obsolete inventory. These reserves were $114,321 as of March 2, 2019 and $83,232 as of March 3, 2018.
(h)
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets include the prepayment of various operating expenses, such as supplies, rent, insurance, and property taxes, which are expensed when the operating cost is realized.
(i)
Property and Equipment, Net

Property and equipment, net are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:
Buildings	25 years
Leasehold improvements	Shorter of leases term or 10 years
Furniture and fixtures	7 years
Equipment and vehicles	5 years
Construction in progress is not depreciated until the related asset is completed and placed in service.
(j)
Intangible Assets, Net

Intangible assets, net consist of costs incurred for the development and implementation of internal-use software and trademarks. Costs incurred related to software design and application development are capitalized and amortized over an estimated useful life of five years. Costs incurred related to ongoing maintenance, training, and post implementation activities are expensed as incurred.
(k)
Impairment of Long-Lived Assets

The Company periodically evaluates the recoverability of the Company’s tangible and intangible long-lived assets, including, but not limited to, leasehold improvements and fixtures associated with retail stores. Impairment losses are recorded on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, such as historical operating losses or plans to close stores and dispose of or sell long-lived assets before the end of their previously estimated useful lives. When events, such as these, occur, the assets are adjusted to their estimated fair value and an impairment loss, measured as the excess of carrying value over the fair value of the impaired asset, is recorded in the consolidated statements of operations. The impairment loss calculations require management to estimate future cash flows and apply judgment for qualitative factors such as local market conditions, operating environment, and mall performance. These estimated future cash flows are then discounted utilizing discount rates that reflect the risk inherent in the estimated future cash flows. Future expected cash flows for store assets are based on management’s estimates over the remaining lease period or expected life, if shorter. The estimated cash flows used for this nonrecurring fair value measurement are considered significant Level 3 inputs for fair value measurements (note 4). If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, there may be additional exposure to future impairment losses that could be material to the Company’s results of operations.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
During Fiscal 2018, the Company recognized asset impairment charges of $218,137, which include impairment of fixed assets of $214,964 and impairment of lease acquisition costs of $3,173. During Fiscal 2017, the Company recognized asset impairment charges of $22,872 related solely to fixed assets.
(l)
Self-Insurance Reserves

The Company is self-insured for certain losses relating to general liability and workers compensation and has purchased stop-loss coverage in order to limit significant exposure in these areas. Accrued self-insurance liabilities are based on claims filed and estimates of claims incurred but not reported. Such amounts are determined by applying actuarially based calculations taking into account known trends and projections of future results. In addition, the Company has a self-insurance program for a portion of its employee medical benefits and has also purchased stop-loss coverage in order to limit significant exposure. Estimated costs under the medical benefits programs, including incurred but not reported claims, are recorded as expense based upon historical experience, trends of paid and incurred claims, and other assumptions. Actual claims experience can affect these calculations, and to the extent that subsequent claim costs vary from estimates, future earnings could be affected.
Amounts expected to be paid within 12 months from the respective consolidated balance sheets date are included in accrued expenses and other current liabilities (note 8), with the remainder being included in other long-term liabilities.
(m)
Revenue Recognition

Sales are recognized upon purchase by customers at the Company’s retail store locations or upon estimated receipt by the customer for orders placed through the Company’s website and are included in retail sales, net in the accompanying consolidated statements of operations. Taxes collected from the Company’s customers are recorded on a net basis.
The sales return reserve is based on historical sales return rates. In the event that the actual rate of sales returns by customers increases significantly, the Company’s financial results could be adversely affected. The Company has recorded a reserve against sales for estimated returns by customers.
The Company recognizes sales from gift cards and store credits as they are redeemed for merchandise, as a component of retail sales. Prior to redemption, the Company maintains a liability for unredeemed gift cards and store credits until the earlier of redemption or when the Company determines the likelihood of redemption is remote. The Company determines the probability of gift card redemption based on an analysis of its specific historical redemption patterns. This liability was $50,305 and $54,127 at March 2, 2019 and March 3, 2018, respectively, and is included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets (note 8).
For the years ended March 2, 2019 and March 3, 2018, the Company recognized breakage of $10,318 and $12,707, respectively, which is included in retail sales, net in the accompanying consolidated statements of operations.
(n)
Franchise Revenue

The Company sells merchandise to franchisees and charges the franchisees royalty and service fees. In addition, the Company also charges the franchisees one-time, nonrefundable franchise renewal fees, which are amortized over the term of the agreements. The Company recognizes fee revenue as earned when its obligations under the related agreements have been performed. The Company recognizes franchise

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
revenue for product sales upon shipment of the merchandise to the franchisees. Product sales, royalty, service, and franchisee fees are included in franchise revenue in the consolidated statements of operations. See note 15 for details of the franchise agreements.
(o)
Cost of Sales

Cost of sales includes costs for merchandise inventory and related valuation adjustments, inventory shortages, rent and occupancy, warehousing, depreciation, and freight. Freight costs from vendors to warehouses and distribution centers are capitalized within merchandise inventories, and freight costs from warehouses and distribution centers to stores are expensed as incurred and included in cost of sales in the accompanying consolidated statements of operations.
(p)
Leases

The Company evaluates and classifies lease agreements at inception as either operating leases or capital leases. The Company determines the lease term to be equal to the fixed noncancelable term of the lease. Certain leases for the Company’s store locations provide for payments based on future sales volumes at the lease location, which are not measurable at the inception of the lease. These contingent rents are expensed as they are incurred. Rent expense is included in cost of sales in the accompanying consolidated statements of operations. Assets held under capital leases are included in property and equipment, net in the accompanying consolidated balance sheets.
Cash reimbursements received from lessors for leasehold improvements and other cash payments received from lessors as lease incentives are recorded as deferred tenant allowances in the accompanying consolidated balance sheets. Deferred tenant allowances are amortized on a straight-line basis over the lease term, commencing on the date the Company obtains control of the leased space, as an offset to rent expense. Amortization for the years ended March 2, 2019 and March 3, 2018 was $42,543 and $36,911, respectively, and is included in cost of sales in the accompanying consolidated statements of operations.
The Company recognizes rent expense for operating leases on a straight-line basis (including the effect of reduced or free rent and rent escalations) over the lease term, commencing on the date the Company obtains control of the leased space. The difference between the cash paid to the lessor and the amount recognized as rent expense on a straight-line basis is included in deferred rent in the accompanying consolidated balance sheets.
(q)
Selling, General, and Administrative Expenses

Selling, general, and administrative expenses are substantially composed of depreciation, corporate, e-commerce, and retail store employee payroll and benefits and also include marketing and advertising, store supplies, credit card fees, store preopening costs, buying, and other operating expenses. Advertising costs are charged to expense as incurred and were $62,811 and $51,301 for the years ended March 2, 2019 and March 3, 2018, respectively. Store preopening costs are also charged to expense as they are incurred.
(r)
Income Taxes

The Company utilizes the asset-and-liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded for temporary differences between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
A valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized when it is deemed more likely than not that future taxable income will not be sufficient to realize the related income tax benefit from the deferred income tax assets.
The Company recognizes that a position taken, or expected to be taken, in a tax return should be recognized in the consolidated financial statements when it is more likely than not, based on technical merits, the position would be sustained upon examination by tax authorities that have full knowledge of all relevant information. A recognized tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the consolidated financial statements. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of interest and other expenses, net in the accompanying consolidated statements of operations.
(s)
Foreign Currency Translation, Transactions, and Comprehensive Loss

The Company has entities in foreign countries, whose functional currency is the local currency. Gains and losses on transactions denominated in currencies other than the functional currency are included in determining net loss for the period. Foreign currency transaction losses, which arise primarily from payables denominated in currencies other than functional currencies, were included in interest and other expenses, net in the accompanying consolidated statements of operations and totaled $8,121 and $15,735 at March 2, 2019 and March 3, 2018, respectively.
Assets and liabilities of the Company’s foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using weighted average exchange rates. Adjustments arising from the translation of the foreign of the Company’s subsidiaries into U.S. dollars are reported as a component of other comprehensive loss in the accompanying consolidated balance sheets.
(t)
Fair Value Measurements

The Company measures its financial assets and liabilities at fair value. Fair value is the exit price representing the amount that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A fair value hierarchy is established as a basis for considering such assumptions. The three levels of inputs used to measure fair value are summarized below:
Level 1—
Quoted prices in active markets for identical assets as of the reporting date

Level 2—
Observable inputs other than Level 1 prices, such as quoted prices for similar investments; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets

Level 3—
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

(u)
Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(2)   Summary of Significant Accounting Policies (Continued)
amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company’s most significant estimates relate to allowance for uncollectible receivables, reserves for merchandise inventory obsolescence and lower of cost or net realizable value valuation, the future cash flows used to test long-lived assets for impairment, the liabilities for incurred but not reported claims under self-insurance programs, the projections used to determine the recoverability of deferred tax assets and related valuation allowances, and the identification and measurement of liabilities associated with uncertain tax positions. Actual results could differ from those estimates.
(v)
Newly Adopted Accounting Pronouncements

In February 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which will require an entity to assess whether it should consolidate certain legal entities. The guidance will be effective for annual reporting periods beginning after December 15, 2016. Early adoption is permitted. In Fiscal 2018, the Company adopted ASU 2015-02 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.
(w)
New Accounting Pronouncements

In March 2016, the FASB issued ASU No. 2016-04, Liabilities—Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products. ASU No. 2016-04 specifies how prepaid stored-value product liabilities should be derecognized. ASU No. 2016-04 is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the future impact of adopting ASU No. 2016-04.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU No. 2014-09 sets forth a new revenue recognition model that requires identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price to performance obligations, and recognizing the revenue upon satisfaction of performing obligations. The amendments in ASU No. 2014-09 can be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying the update recognized at the date of the initial application along with additional disclosures. ASU No. 2014-09 will become effective for nonpublic entities for annual reporting periods beginning after December 15, 2018 (i.e., the Company’s Fiscal 2019), with early application permitted. The Company is currently assessing the future impact of adopting ASU No. 2014-09.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). ASU No. 2016-02 requires an entity to recognize lease assets and lease liabilities, classified as operating leases, in the consolidated balance sheets and disclose key leasing information that depicts the lease rights and obligations of an entity. ASU No. 2016-02 is effective for nonpublic entities for annual reporting periods beginning after December 15, 2020 (the Company’s Fiscal 2021), with early adoption permitted. The Company is currently assessing the future impact of adopting ASU No. 2016-02.
(3)   Going Concern
The Company’s decision to enter a court-supervised restructuring process was necessitated by a number of factors which adversely affected its operating results including negative financial trends,

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(3)   Going Concern (Continued)
specifically operating losses, working capital deficiency, and other adverse key financial ratios. Additionally, the impacts of unfavorable industry conditions and significant debt service requirements on the Company’s financial position, results of operations, and cash flows contributed to this decision.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern and contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon the Company’s ability to comply with the financial and other covenants contained in the DIP Facility, the Bankruptcy Court’s approval of the Company’s Chapter 11 plan or sale strategy and the Company’s ability to implement these measures, among other factors. See note 16—Subsequent Events for additional information.
As a result of the Bankruptcy Petitions, the realization of assets and the satisfaction of liabilities are subject to uncertainty. While operating as debtors-in-possession under Chapter 11, the Company may sell or otherwise dispose of or liquidate assets or settle liabilities, subject to the approval of the Bankruptcy Court or as otherwise permitted in the ordinary course of business (and subject to restrictions contained in the DIP Facility), for amounts other than those reflected in the accompanying consolidated financial statements. In addition, the accompanying consolidated financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern or as a consequence of the Bankruptcy Petitions.
(4)   Fair Value Measurements
The Company’s nonfinancial assets measured at fair value on a nonrecurring basis subsequent to initial recognition consist exclusively of impaired long-lived assets. The fair value of the long-lived assets is determined using Level 3 inputs and is based on discounted future cash flows of the asset or asset group using a discount rate commensurate with the risk. The asset group is defined as the lowest level for which identifiable cash flows are available and largely independent of cash flows of other groups of assets, which is primarily at the store level. These assets consist of property and equipment and lease acquisition costs.
Fair value remeasurements of the Company’s long-lived assets at March 2, 2019 was as follows:
	Original net book value	Impairment	Remaining net book value
Property and equipment, net	$221,038	(214,964)	6,074
Lease acquisition costs, net	3,173	(3,173)	—
Total	$224,211	(218,137)	6,074
Fair value remeasurements of the Company’s long-lived assets at March 3, 2018 was as follows:
	Original net book value	Impairment	Remaining net book value
Property and equipment, net	$36,203	(22,872)	13,331
The remaining net book value of the impaired assets approximates fair value. Fixed asset fair values were derived using a discounted cash flow model to estimate the present value of net cash flows that the asset or asset group was expected to generate. The key inputs to the discounted cash flow model generally included forecasts of net cash generated from revenue, expenses and other significant cash outflows, as well as a discount rate of 12% at March 2, 2019 and March 3, 2018.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(4)   Fair Value Measurements (Continued)
The carrying value of cash and cash equivalents, receivables from lessors and others, net, accounts payable, and accrued expenses and other current liabilities approximates fair value because of their short-term maturities. The carrying amount of borrowings included in lines of credit, and notes payable (current and long term) in the accompanying consolidated balance sheets approximates fair value because the Company is charged a variable market interest rate on the majority of borrowings (note 9).
(5)   Property and Equipment
Property and equipment as of March 2, 2019 and March 3, 2018 consist of the following:
	March 2, 2019	March 3, 2018
Land	$43,427	43,427
Building	17,113	17,113
Leasehold improvements	1,064,466	1,256,809
Furniture and fixtures	215,934	235,448
Equipment and vehicles	108,307	97,558
Construction in progress	47,471	31,607
Total property and equipment	1,496,718	1,681,962
Less accumulated depreciation and amortization	1,089,115	1,015,267
Property and equipment, net	$407,603	666,695
Construction in progress relates to leasehold improvements and furniture and fixtures acquired for retail stores. Depreciation expenses included in cost of sales were $149,475 and $171,877 for the years ended March 2, 2019 and March 3, 2018, respectively, and amounts included in selling, general, and administration expenses were $7,127 and $7,556 for the years ended March 2, 2019 and March 3, 2018, respectively.
The Company’s impairment evaluations consisted of corporate warehouses, distribution centers, office, and retail stores. Retail store evaluations at March 2, 2019 included testing of 744 open stores and 10 e-commerce locations. Retail store evaluations at March 3, 2018 included testing of 745 open stores and 10 e-commerce locations. In March 2, 2019 and March 3, 2018, 339 stores and 20 stores, respectively, were determined to be impaired as their projected future cash flows were not sufficient to cover the net carrying value of their related long-lived assets.
(6)   Intangible Assets, Net
Intangible assets, net comprise of the following as of March 2, 2019:
	Cost	Accumulated amortization	Net book value
Capitalized software development costs	$46,626	(37,080)	9,546
Trademarks	3,435	—	3,435
Total intangible assets, net	$50,061	(37,080)	12,981

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(6)   Intangible Assets, Net (Continued)
Intangible assets, net comprise of the following as of March 3, 2018:
	Cost	Accumulated amortization	Net book value
Capitalized software development costs	$46,234	(29,479)	16,755
Trademarks	3,591	—	3,591
Total intangible assets, net	$49,825	(29,479)	20,346
Amortization for capitalized software development costs recognized in the consolidated statements of operations during March 2, 2019 and March 3, 2018 amounted to $7,601 and $8,078, respectively.
(7)   Other Assets, Net
Other assets, net as of March 2, 2019 and March 3, 2018 consist of the following:
	March 2, 2019	March 3, 2018
Security deposits	$49,824	54,351
Lease acquisition costs, net	4,187	16,638
Other	3,087	3,271
Other assets, net	$57,098	74,260
Security deposits are generally fully refunded to the Company at the end of the lease term. Lease acquisition costs are amortized over their respective lease terms and are net of accumulated amortization of $17,779 and $20,632 at March 2, 2019 and March 3, 2018, respectively. Construction materials included in other are used for various future construction projects, such as remodeling, leasehold improvements, and new store openings. The construction materials are classified as property and equipment, net when the assets are put into use at the respective stores.
(8)   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities as of March 2, 2019 and March 3, 2018 consist of the following:
	March 2, 2019	March 3, 2018
Gift cards and store credits	$50,305	54,127
Accrued wages, bonuses, and benefits	40,925	37,158
Sales tax payable	5,772	8,392
Deferred rent—current	21,888	20,319
Self-insurance reserves	5,948	6,423
Sales return reserve and deferred e-commerce revenue	5,007	7,748
Accrued occupancy costs	3,138	2,146
Other	16,240	10,566
Total accrued expenses and other current liabilities	$149,223	146,879

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(9)   Lines of Credit and Notes Payable
Lines of Credit
The Company maintained a five-year senior secured revolving credit facility of $375,000 with $50,000 uncommitted. The outstanding borrowing under the agreement was $102,000 at February 25, 2017. In March 2017, the outstanding balance of $102,000 was fully repaid and closed.
The Company entered into a five-year senior secured asset-based revolving credit facility of $500,000 on March 7, 2017 with J.P. Morgan, which expires on March 6, 2022, and is collateralized by the Company’s inventory and receivables, net of applicable reserves. The outstanding borrowing under the agreement was $218,612 and $254,780 at March 2, 2019 and March 3, 2018, respectively. Borrowings under the agreement are subject to a formulaic calculation based on the total of adjusted value of eligible inventories, plus eligible receivables, minus applicable reserves. There was $2,463 and $1,461 in open letters of credit and $42,213 and $16,825 in standby letters as of March 2, 2019 and March 3, 2018, respectively. At March 2, 2019, the Company complied with all covenants with the bank.
Net debt issuance costs are presented as a direct reduction of the Company’s line of credit in the consolidated balance sheets and amounts to $1,331 and $1,775 as of March 2, 2019 and March 3, 2018. Amortization of debt issuance costs are charged to selling, general, and administrative expenses and amounted to $1,812 and $444 during Fiscal 2018 and Fiscal 2017, respectively.
On February 2, 2012, the Company entered into a guarantee facility agreement with the Cooperative Rabobank Breda U.A. (the Netherlands) (Rabo Agreement) for its European activities in order to provide guarantee of payment in regard to operational leases and other business obligations or indebtedness that might arise as a result of the Company’s business activities. As of March 2, 2019, the guarantee facility was terminated. However, the existing bank guarantee will remain with the existing pledge funds as collateral. As of March 2, 2019, and March 3, 2018, the Rabo Agreement required the Company to hold restricted cash on deposit $596 and $2,280, respectively. This is included in cash and cash equivalents in the accompanying consolidated balance sheets.
Notes Payable
On October 24, 2018, the Company entered into a $50,000 term loan credit agreement (with Gordon Brothers Finance Company). The loan was payable in various dates through the maturity date on March 7, 2020. As of March 2, 2019, the loan was paid in full and there was no outstanding indebtedness.
(10)   Operating and Capital Leases
The Company leases store locations, warehouses, offices, auto, and equipment under operating and capital leases. Most leases are noncancelable and certain leases contain renewal options for a varying number of years under substantially the same terms and conditions as the original leases. Most of the store leases require payment of a specified minimum rent, and some store leases also include contingent rent based on a percentage of the stores net sales in excess of a specified threshold. In Fiscal 2018, contingent rent expense was $3,309 and in Fiscal 2017, contingent rent expense was $1,883. In addition, most of the leases require payment of real estate taxes, insurance, and certain common area maintenance costs.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(10)   Operating and Capital Leases (Continued)
A summary of lease cost for Fiscal 2018 and Fiscal 2017 is as follows:
	March 2, 2019
	Third party	Related party (note 13)	Total
Fixed minimum rent	$542,745	5,046	547,791
Contingent rent	3,309	—	3,309
Common area and other lease-related charges	49,687	—	49,687
Total lease cost	$595,741	5,046	600,787
	March 3, 2018
	Third party	Related party (note 13)	Total
Fixed minimum rent	$633,718	5,509	639,227
Contingent rent	1,883	—	1,883
Common area and other lease-related charges	90,246	—	90,246
Total lease cost	$725,847	5,509	731,356
Future annual minimum rental payments under operating leases executed as of March 2, 2019 are as follows:
	Leases executed as of March 2, 2019
	Third party	Related party (note 13)
Fiscal years:
2019	$375,705	4,749
2020	341,441	4,119
2021	314,527	3,596
2022	274,357	1,457
2023	225,421	298
Thereafter	576,749	—
Total minimum payments	$2,108,200	14,219
The Company recorded assets of $22,436 and $25,577 at March 2, 2019 and March 3, 2018, respectively, related to a retail store building and certain warehouse equipment it acquired under capital leases. At March 2, 2019 and March 3, 2018, the net book values of the assets held under these capital leases are included in property and equipment—net in the accompanying consolidated balance sheets and totaled $9,786 and $11,999, respectively, which is net of accumulated depreciation of $12,650 and $13,578, respectively. Of the total gross balance at March 2, 2019, $13,451 is building, $8,985 is equipment and other, and no leasehold improvements as of March 2, 2019. Of the total gross balance at March 3, 2018, $13,451 is building, $10,614 is equipment and other, and $1,512 is leasehold improvements. The current portion of capital lease obligations is included in accrued expenses and other current liabilities (note 8) and the noncurrent portion is included in other long-term liabilities (note 12) in the accompanying consolidated balance sheets.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(10)   Operating and Capital Leases (Continued)
Future annual minimum rental payments under capital leases executed as of March 2, 2019 are as follows:
Fiscal years:
2019	$1,692
2020	1,673
2021	1,682
2022	1,378
2023	1,271
Thereafter	23,250
Total minimum lease payments	30,946
Less interest portion of lease payments	18,422
Total capital lease obligations	12,524
Less current portion	405
Long-term capital lease obligations	$12,119
On December 6, 2018, the Company entered into an agreement to sell the office and warehouse facilities at Forever 21 Headquarters located at 3880 Mission Road, in the city of Los Angeles, to BRE Fortnight Owner LLC (the “Buyer”). In addition, in connection with the completion of the sale, the Company and the Buyer (as landlord) entered into a three-year lease (the “Lease), pursuant to which the Company will continue to occupy, and continue to conduct its corporate operations functions in the office space facility. As a security deposit for the Lease, the Company provided the Buyer with a collateralized $10,000 letter of credit, guaranteeing the total amount of payments under the Lease. As the collateralized guarantee of lease payments represents a form of continuing involvement, the Company will account for the transaction as a failed sale-leaseback, under the financing method. The Company will defer the recognition of the sale and record a lessor financing obligation in the amount of proceeds received for $172,500 and will continue to depreciate all fixed assets related to its headquarters. Upon the termination of its lease with the Buyer, the Company will derecognize the assets related to its headquarters and the lessor financing obligation, and record any resulting gain on the sale transaction at that time.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(11)   Income Taxes
The provision (benefit) for income taxes for Fiscal 2018 and Fiscal 2017 consists of the following:
	March 2, 2019	March 3, 2018
Current income tax:
Federal	$1,146	(20,533)
State	6,321	1,387
Foreign	(1,369)	11,881
Total current	6,098	(7,265)
Deferred income tax:
Federal	83,195	(32,471)
State	10,693	(5,962)
Foreign	(6,662)	(74)
Total deferred	87,226	(38,507)
Total income tax provision (benefit)	$93,324	(45,772)
The Company’s effective income tax rate differs from the federal statutory rate for Fiscal 2018 and Fiscal 2017 due to the following:
	March 2, 2019	March 3, 2018
Federal statutory income tax rate	21.0%	32.7%
State income taxes—net of federal benefit	(2.4)	2.8
Foreign rate difference to federal statutory tax rate	(1.8)	(5.8)
Enacted change in tax laws	(2.3)	(19.9)
Valuation allowance	(33.1)	(14.9)
Uncertain tax positions	(4.6)	8.1
Permanent adjustments	4.5	16.5
Other—net	0.5	0.1
Total	(18.2)%	19.6%
On December 22, 2017, the Tax Cuts and Jobs Act (the Tax Act) was enacted and contains significant changes to U.S. income tax law. Effective January 1, 2018, the Tax Act reduces the U.S. statutory tax rate from 35% to 21% and creates new taxes focused on foreign-sourced earnings and related-party payments, including the creation of the base erosion anti-abuse tax and a new tax on global intangible low-taxed income. By operation of law, the Company will apply a U.S. statutory federal income tax rate of 21% for the year ended March 2, 2019.
The U.S. Securities and Exchange Commission (SEC) staff issued Staff Accounting Bulletin No. 118 (SAB 118) on December 22, 2017, which provides guidance on accounting for the tax effect of the Tax Act. SAB 118 allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. In accordance with SAB 118, companies must reflect the income tax effects of those aspects of the Tax Act for which the accounting under Accounting Standards Codification (ASC) 740 is complete. To the extent that a company’s accounting for certain income tax effects

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(11)   Income Taxes (Continued)
of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.
Provisional amounts for the following income tax effects of the Tax Act were recorded as of March 3, 2018, and are subject to change during subsequent reporting period. The Tax Act requires the Company to pay U.S. income taxes on accumulated foreign subsidiary earnings not previously subject to U.S. income tax at a rate of 15.5% to the extent of foreign cash and certain other net current assets, as defined by the Tax Act, and 8.0% on the remaining earnings. However, at the measurement date, the Company did not have any accumulated foreign subsidiary earnings not previously subject to U.S. income tax (the Company was in a net accumulated loss position), and therefore, the Company recorded no additional income tax expense for its one-time transitional tax liability. The Tax Act reduces the U.S. statutory tax rate from 35% to 21% for years after 2017. Accordingly, the Company re-measured its deferred taxes as of March 3, 2018, to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. As of March 2, 2019, the Company completed the analysis of all provisional estimates and no material measurement period adjustments were made.
Deferred tax assets (liabilities) as of March 2, 2019 consist of the following:
March 2, 2019
Accrued vacation and bonus	$1,972
Inventory	22,554
Deterred rent	38,170
Property, equipment, and intangibles	191,471
Uncertain tax positions	654
Self-insurance reserves	4,971
Net operating losses	194,505
Charitable contribution carryforward	3,624
Tax credits	45,051
Other	3,865
Valuation allowance	(480,302)
Deferred tax assets	26,535
Accrued expenses	(1,604)
Prepaids	(3,756)
Deferred tax liabilities	(5,360)
Net deferred tax assets	$21,175

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(11)   Income Taxes (Continued)
Deferred tax assets (liabilities) as of March 3, 2018 consist of the following:
March 3, 2018
Accrued expenses	$4,305
Accrued vacation and bonus	1,743
Inventory	12,554
Deferred rent	40,188
Property, equipment, and intangibles	27,469
Uncertain tax positions	4,264
Self-insurance reserves	721
Net operating losses	224,910
Charitable contribution carryforward	2,920
Tax credits	41,854
Other	2,237
Valuation allowance	(250,941)
Deferred tax assets	112,224
Prepaids	(3,680)
Deferred tax liabilities	(3,680)
Net deferred tax assets	$108,544
The Company evaluates its deferred tax assets to determine if a valuation allowance is required to reduce its deferred tax assets to an amount expected to be realized. Realization of the Company’s deferred tax assets is dependent on the generation of future taxable income. In considering the need for a valuation allowance, the Company considers its historical, as well as future projected taxable income, along with other positive and negative evidence in assessing the realizability of its deferred tax assets. The Company’s valuation allowance was $480,302 and $250,941 on March 2, 2019 and March 3, 2018, respectively. The net change in the total valuation allowance was a increase of $229,361 in Fiscal 2018 and an increase of $61,216 in Fiscal 2017. The valuation allowances were on the deferred tax assets of federal, combined state and the majority of foreign jurisdictions that the Company determined were not more likely than not to be realizable.
At March 2, 2019 and March 3, 2018, the Company had federal net operating loss carryforwards of $575,118 and $471,636, respectively, which begin to expire in 2035. These net operating losses are offset within the consolidated financial statements by unrecognized tax benefits associated with the Company’s increase in uncertain tax positions related to domestic deductions claimed on U.S. investments in foreign operations.
At March 2, 2019 and March 3, 2018, the Company had various federal and state credit carryforwards of $54,011 and $50,138, respectively. These credits include Work Opportunity Tax Credit (WOTC), Research and Development (R&D) Tax Credit, California Enterprise Zone Hiring Credit (CAEZ credit) and other federal general business credits, and begin to expire in 2035.
The Company recorded other long-term liabilities of $18,413 and $22,663 at March 2, 2019 and March 3, 2018, respectively, for unrecognized tax benefits. These unrecognized tax benefits relate primarily to certain state tax and foreign jurisdiction uncertain tax positions. As of March 2, 2019 and March 3, 2018,

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(11)   Income Taxes (Continued)
the Company had accrued interest related to unrecognized tax benefits of $4,786 and $3,932, respectively, recorded with the unrecognized tax benefits above as a part of other long-term liabilities. Interest expenses related to unrecognized tax benefits of $1,313 and $1,657 for the years ended March 2, 2019 and March 3, 2018, respectively, were recorded by the Company as a component of tax expenses—net. There is penalty expense of $(38) and $(47) related to unrecognized tax benefits as of March 2, 2019 and March 3, 2018, respectively, which are also included as a component of tax expenses—net. The Company does not believe the amounts recorded for uncertain tax positions will significantly increase or decrease over the next 12 months.
The Company had been under examination by the Internal Revenue Service (IRS) for the fiscal year ended February 28, 2015 since February of 2017. The Company received the official “no-change letter from the IRS in June of 2018. There are ongoing audits in various foreign, state, and local jurisdictions. The Company does not expect the results of these audits to be material to the Company’s consolidated financial statements.
Except where required by U.S. tax law, no provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as the Company intends to invest those earnings in the foreign operations for an indefinite period of time. Undistributed earnings of foreign subsidiaries as of March 2, 2019 and March 3, 2018, were $20,667 and $45,289, respectively. Determination of the amount of taxes that might be paid on these undistributed earnings if eventually remitted is not practicable.
(12)   Other Long-Term Liabilities
Other long-term liabilities as of March 2, 2019 and March 3, 2018, are as follows:
	March 2, 2019	March 3, 2018
Self-insurance	$16,209	15,245
Capital lease obligation (note 10)	12,119	14,873
Deferred revenue	15,141	18,737
Other	4,230	966
Total other long-term liabilities	$47,699	49,821
(13)   Related-Party Transactions
The Company has transactions with certain related parties, including stockholders and employees. A summary of related-party transactions during Fiscal 2018 and Fiscal 2017 is as follows:
	March 2, 2019	March 3, 2018
Related-party income and expenses:
Net purchases of merchandise inventory	$30,947	22,019
Rent expense (note 10)	5,046	5,509
Interest expense	670	538
Management fees	—	326

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(13)   Related-Party Transactions (Continued)
The Company purchased merchandise inventory from a related-party vendor owned by TOO Capital LLC (TOO Capital), which is owned by the Company’s stockholders and officers. The related liability of $11,865 and $7,361 as of March 2, 2019 and March 3, 2018, respectively, was recorded in accounts payable in the accompanying consolidated balance sheets.
The Company recorded related-party rent expense for its retail stores, distribution centers, and administrative office building that are owned by affiliated entities under common ownership with the Company.
The Company’s subsidiaries have existing lease agreements with the Philippines business partner (note 15) and its affiliates covering its office space, warehouse, and store spaces. Total rent expense attributable to such lease agreements amount to $5,046 in March 2, 2019 and $5,509 in March 3, 2018 and is included in cost of sales in the accompanying consolidated statements of operations.
The Company has existing management agreements with various venture partners (note 15). Under these agreements, management fees charged by the venture partners are recorded as selling, general, and administrative expenses. The related liability was $1,601 as of March 2, 2019 and $716 as of March 3, 2018 and was recorded in accounts payable in the accompanying consolidated balance sheets.
A summary of related-party balances in the accompanying consolidated balance sheets as of March 2, 2019 and March 3, 2018 is as follows:
	March 2, 2019	March 3, 2018
Related-party balances—account payable	$13,466	8,077
Notes payable—related party, current	$36,287	20,000
Notes payable—related party, long-term	—	18,221
Total notes payable—related party	$36,287	38,221
During Fiscal 2015, the Company entered into a loan agreement with the Philippines business partner’s affiliate for 950,000 Philippines Peso ($19,893), recorded in notes payable—related party, long term in the accompanying consolidated balance sheets. The loan bears interest of 2.75%. The loan has a term of five years and the first payment is due October 2018. As of March 2, 2019, the balance of $16,287 is recorded in notes payable—related party, current. The loan is not collateralized or guaranteed.
The Company had a note payable balance to TOO Capital at February 25, 2017 of $20,000, recorded in notes payable—related party, long term in the accompanying consolidated balance sheets. During Fiscal 2017, the note was fully repaid.
At March 2, 2019 and March 3, 2018, the related-party loan balance with certain officers of $20,000 bearing a 2% unearned interest rate was recorded in notes payable—related party, current. During Fiscal 2015, the loan due date was extended to December 31, 2016. During Fiscal 2017, the loan due date of December 31, 2017 was extended to December 31, 2018. During Fiscal 2018, the loan due date of December 31, 2018 was extended to December 31, 2019. The loans with certain officers are not collateralized or guaranteed.
(14)   Contingencies
The Company is involved in certain litigation matters arising in the ordinary course of business, including employment matters. Management has reviewed all litigations against the Company with outside

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(14)   Contingencies (Continued)
legal counsel and has taken into consideration the views of such counsel as to the outcome of these claims. While no assurance can be given to the ultimate outcome of these matters, management believes that the final disposition of the pending legal proceedings will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.
(15)   Significant Agreements
(a)
Ventures

Throughout its history, the Company has entered joint ventures with investment partners to open stores in targeted markets throughout the world. In all of these arrangements, the Company has been the sole supplier of inventory and has maintained control over the selection of merchandise, pricing, and other key business activities. Due to the nature of the arrangements, as well as the controlling influence the Company has in the results of the subsidiary operations, the Company has consolidated the financial results of the joint ventures within its consolidated financial statements.
In April 2010, the Company formed a subsidiary in the Philippines (the Philippines subsidiary) with a business partner in the Philippines (Philippines Partner) to operate the Company’s retail stores in the Philippines. The Company has a 40% voting interest and share of the income or loss of the Philippines subsidiary and contributed 40% of the start-up capital amounting to $1,086 in cash. The Philippines Partner contributed the remaining 60% interest of $1,622 in cash.
In May 2012, the Company entered into an agreement with a partner in British Virgin Islands (Latin American Partner) to form the Latin America subsidiary (Alameda Investment subsidiary) to operate the Company’s retail stores in Colombia, Costa Rica, Chile, Panama, and Ecuador. The Company has a 60% voting interest and share of the income or loss of the Latin America subsidiary and contributed
60% of the start-up capital in cash amounting to $1,500. The Latin American Partner contributed the remaining 40% of the start-up capital of $1,000 in cash.
The arrangement has an initial term of six years with automatic, indefinite extensions of two years. Under the agreement, the Latin American Partner may exercise its right to sell its voting interest to Forever 21 prior to the expiration of the then current term (the Latin America Put Right). The Latin America Put Right may be exercised at the discretion of the noncontrolling interest holders by providing written notice to the Company no later than six months prior to the expiration of the term.
In July 2013, the Company entered into another agreement with the Latin American Partner and formed a subsidiary (the Mission Investment subsidiary) to operate the Company’s retail stores in El Salvador, Peru, Guatemala, and Uruguay. The Company has a 70% voting interest and share of the income or loss of the Mission Investment subsidiary. The Latin American Partner has 30% voting interest and share of the income or loss of the Mission Investment subsidiary. The arrangement has an initial term of six years with automatic, indefinite extensions of two years. Under the agreement, the Latin American Partner may exercise its right to sell its voting interest to Forever 21 prior to the expiration of then current term (the Mission Investment Put Right). The Mission Investment Put Right may be exercised at the discretion of the noncontrolling interest holders by providing written notice to the Company no later than six months prior to the expiration of the term.
In April 2017, the Company acquired the Latin Americas 40% (Alameda Investments) and 30% (Mission Investment) minority interest in the Latin America Subsidiaries for $12,000 in cash consideration.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(15)   Significant Agreements (Continued)
This transaction increased the Company’s ownership in the Latin America Subsidiaries from 60% and 70% to 100%. The majority of the purchase price has been recorded to retained earnings and the acquisition had no tax effect.
The financial results of the ventures as of March 2, 2019 and March 3, 2018 are summarized as follows:
	March 2, 2019
	Partners’ share income(1)	Net carrying assets	Account receivable (account payable) from (to) Company(2)	Subsidiary outstanding loan balance(3)
Philippines subsidiary	$3,327	9,756	(791)	(16,287)
	March 3, 2018
	Partners’ share income(1)	Net carrying assets	Account receivable (account payable) from (to) Company(2)	Subsidiary outstanding loan balance(4)
Philippines subsidiary	$1,550	10,371	(1,839)	(18,206)

(1)
Amounts included in noncontrolling interest in the accompanying consolidated statements of stockholders (deficit) equity

(2)
Amounts eliminated in consolidation

(3)
Outstanding balance included in notes payable—related party, current

(4)
Outstanding balance included in notes payable—related party, long term

(b)
Franchises

The Company entered into franchising agreements with various franchise partners. Under the terms of these agreements, the Company will provide services, including the selection of merchandise and store assortments, as well as provide other retail services. The Company will sell merchandise and will charge royalty and service fees. In addition, the Company will also charge nonrefundable franchise renewal fees.
(c)
Credit Card

On December 3, 2015, Forever 21 Retail, Inc., a wholly owned subsidiary of the Company, entered into a cobrand and private-label credit card program agreement with a third-party provider. The primary purpose of the credit card program is to provide customer financing for purchase of goods and enhance customer loyalty. The agreement is for 8 years with automatic 1-year renewals, unless either party provides the other with at least 12 months written notice of its intention not to renew. Each private-label credit card bears the logo of Forever 21 and can be used at any Forever 21 store. The cobranded credit card is a VISA credit card bearing the logo of Forever 21 and can be used everywhere VISA credit cards are accepted. The credit card program was launched on July 19, 2016.

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(15)   Significant Agreements (Continued)
The private-label credit cards and/or cobranded credit cards accounts issued under the credit card program are solely owned by the third-party provider and this third-party absorbs the losses associated with nonpayment by the cardholder and any fraudulent usage of the accounts with the exception of certain circumstances.
As part of the agreement in Fiscal 2016, the Company received a $25,000 signing bonus and operational support, such as account administration and service, from the third-party provider. The bonus is amortized over the term of the agreement. The initial term of the agreement is 8 years from commencement date with an automatic extension of 1 year at the end of each term.
(16)   Subsequent Events
The Company evaluated subsequent events through December 5, 2019, the date the consolidated financial statements were available to be issued. The following events were noted:
Bankruptcy
On September 29, 2019, the Company and certain wholly-owned subsidiaries (the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions’) for reorganization under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors have filed a motion with the Bankruptcy Court seeking joint administration of their Chapter 11 cases. The Debtors’ Chapter 11 cases are being jointly administered for procedural purposes under, Case No. 19-12122. Bankruptcy Court filings and other information related to the Bankruptcy Petitions is available at a website administered by The Debtor’s claims agent, Prime Clerk, LLC, at http://cases.primeclerk.com/forever21.
To ensure its ability to maintain and continue operating in the ordinary course of business during the Bankruptcy Petition proceedings, the Debtors have filed “first-day” motions with the Bankruptcy Court seeking relief, for various forms of customary relief. The objective of the customary reliefs are to reduce the effect of bankruptcy on the Company’s operations, customers, and employees. The Debtors will continue to operate their businesses and manage their properties as debtors-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to comply with the financial and other covenants contained in the debtor-in-possession financing (the “DIP Financing”) described below, the development of, and the Bankruptcy Court’s approval of, a Chapter 11 plan and the Company’s ability to successfully implement a restructuring plan and obtain new financing, among other factors. Such conditions raise substantial doubt as to the Company’s ability to continue as a going concern.
All of the Company’s debt is classified as current on its consolidated balance sheet. As a result of the Chapter 11 Cases, the realization of assets and the satisfaction of liabilities are uncertain. A confirmed Chapter 11 plan or other arrangement may materially change the amounts and classifications in the Company’s consolidated financial statements.
DIP Term Loan Facility
The DIP Term Loan Financing provides up to $75,000 in a senior secured, super priority term loan facility. The DIP Term Loan Facility shall be used by the Company in accordance with the initial approved

FOREVER 21, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
March 2, 2019 and March 3, 2018
(In thousands)
(16)   Subsequent Events (Continued)
budget agreed upon between the Company, the DIP Agent, and the DIP Lender. The Company and its subsidiaries must achieve cash receipts of (i) at least 87.5% of those projected in the Budget and (ii) cannot permit the actual disbursement amount to be greater than 112.5% of budgeted disbursement amount for any cumulative four-week period, measured on a weekly basis. The Company received approval by the Bankruptcy Court of the DIP Term Loan Facility on November 4, 2019 as required by the Bankruptcy Code.
In addition to the cash requirements necessary to fund ongoing operations, the Company expects to incur significant professional fees and other costs in connection with its Chapter 11 proceedings and expect that it will continue to incur significant professional fees and costs throughout its Chapter 11 proceedings.
The DIP Term Loan Facility will mature on the earliest to occur of (a) (i) the later July 2, 2020 and (ii) so long as no Event of Default has occurred and is continuing, October 2, 2020 if the maturity date of the DIP ABL Facility is extended to 12 months from the Effective Date, (b) the date which is 40 days after the Petition Date if the Final Order has not been entered by the Bankruptcy Court on or prior to such date, (c) the maturity date of the DIP ABL Facility (including for the avoidance of doubt, any extensions of the initial maturity date of the initial maturity date of the DIP ABL Facility), (d) the effective date of a Plan of Reorganization, (e) the date on which the Obligations become due and payable pursuant to this Agreement, whether by acceleration or otherwise, (f) the date of consummation of a sale of all or substantially all of the Debtors’ assets under Section 363 of the Bankruptcy Code, (g) the date of conversion of any of the Chapter 11 Cases to a case under Chapter 7 of the Bankruptcy Code unless otherwise consented to in writing by the Administrative Agent, and (h) the date of dismissal of any of the Chapter 11 Cases.
The DIP Term Loan Facility includes customary provisions, including, among others, certain representations and warranties, affirmative and negative covenants, and events of default. The Company is required to comply with the covenants of the DIP Term Loan Financing in order to continue to access borrowings thereunder.

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
         Shares
AUTHENTIC BRANDS GROUP INC.
Class A Common Stock

PROSPECTUS

BofA Securities
J.P. Morgan
Goldman Sachs & Co. LLC
           , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution.
The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the FINRA filing fee and listing fee.
Amount
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*
Total expenses	$	*

*
To be filed by amendment.

Item 14.    Indemnification of Directors and Officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the

DGCL. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and certain officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.
Item 15.    Recent Sales of Unregistered Securities.
The registrant has not sold or granted unregistered securities in a transaction that was exempt from the registration requirements of the Securities Act.
Item 16.    Exhibits and Financial Statement Schedules.
(a)
Exhibits.

Exhibit number	Description of exhibit
1.1*	Form of Underwriting Agreement.

Exhibit number	Description of exhibit
3.1*	Certificate of Incorporation of Authentic Brands Group Inc., as currently in effect.
3.2*	Form of Amended and Restated Certificate of Incorporation of Authentic Brands Group Inc., to be effective upon the closing of this offering.
3.3*	Bylaws of Authentic Brands Group Inc., as currently in effect.
3.4*	Form of Amended and Restated Bylaws of Authentic Brands Group Inc., to be effective upon the closing of this offering.
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.
10.2*	Form of Registration Rights Agreement, to be effective upon the closing of this offering.
10.3*	Form of Second Amended and Restated Limited Liability Company Agreement of Authentic Brands Group LLC, to be effective upon the closing of this offering.
10.4*	Form of Voting Agreement, to be effective upon the closing of this offering.
10.5*	First Lien Credit Agreement, dated as of September 29, 2017, among ABG Intermediate Holdings 2 LLC, as Borrower, ABG Intermediate Holdings 1 LLC, as Holdings, Bank of America, N.A., as Administrative Agent, the other Agents listed therein and other Lenders party thereto, as amended as of February 4, 2021.
10.6*	Credit Agreement, dated as of August 31, 2020, among ABG SPV 1 LLC, as Borrower, the Lenders party thereto and Wilmington Trust, National Association, as Agent.
10.7*†	Form of Authentic Brands Group LLC Amended and Restated Unit Grant Agreement (Restricted A Units).
10.8*†	Amended and Restated Unit Grant Agreement (Restricted A Units) by and among Authentic Brands Group LLC and Jamie Salter, made as of August 9, 2019.
10.9*†	Form of Authentic Brands Group LLC Unit Grant Agreement (Class K-2 Units).
10.10*†	Unit Grant Agreement (Class K-2 Units) by and among Authentic Brands Group LLC and Jamie Salter, made as of August 9, 2019.
10.11*†	Form of Authentic Brands Group LLC Unit Grant Agreement (Class L Units).
10.12*†	Unit Grant Agreement (Class L Units) by and among Authentic Brands Group LLC and Jamie Salter, made as of January 29, 2020.
10.13*†	2021 Incentive Award Plan.
10.14*†	Form of Stock Option Agreement under 2021 Incentive Award Plan.
10.15*†	Form of Restricted Stock Unit Agreement under 2021 Incentive Award Plan.
10.16*†	Third Amended and Restated Employment Agreement by and between Jamie Salter, Authentic Brands Group LLC and ABG Ontario, Inc., dated as of July 21, 2019, as amended.
10.17*†	Second Amended and Restated Employment Agreement by and between Nick Woodhouse and Authentic Brands Group LLC, dated as of August 9, 2019.
10.18*†	Amended and Restated Employment Agreement by and between Kevin Clarke and Authentic Brands Group LLC, dated as of August 9, 2019.
10.19*†	Second Amended and Restated Employment Agreement by and between Jay Dubiner and Authentic Brands Group LLC, dated as of August 9, 2019.
10.20*†	Severance Protection and Restrictive Covenant Agreement, by and between Authentic Brands Group LLC and Corey Salter, dated as of July 24, 2018.
10.21*†	Salary Deferral Letter, dated as of March 27, 2020, by and between Authentic Brands Group LLC and Jamie Salter.
10.22*†	Salary Deferral Letter, dated as of March 27, 2020, by and between Authentic Brands Group LLC and Nick Woodhouse.

Exhibit number	Description of exhibit
10.23*†	Salary Deferral Letter, dated as of March 27, 2020, by and between Authentic Brands Group LLC and Kevin Clarke.
10.24*†	Salary Deferral Letter, dated as of March 27, 2020, by and between Authentic Brands Group LLC and Jay Dubiner.
10.25*†	Non-Employee Director Compensation Program.
10.26*	Form of Indemnification Agreement to be entered into by and between Authentic Brands Group Inc. and certain directors and officers, to be effective upon the closing of this offering.
21.1*	List of Subsidiaries of Authentic Brands Group Inc.
23.1*	Consent of Grant Thornton LLP as to Authentic Brands Group LLC.
23.2*	Consent of KPMG LLP as to J. C. Penney Company, Inc.
23.3*	Consent of KPMG LLP as to Forever 21, Inc.
23.4*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page).
99.1*	Consent of Jeanine Liburd to be Named as Director Nominee.
99.2*	Consent of Elizabeth Smith to be Named as Director Nominee.
99.3*	Consent of John B. Smith to be Named as Director Nominee.

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan or arrangement.

(b)
Financial Statement Schedules.

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17.    Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this    day of           , 2021.
AUTHENTIC BRANDS GROUP INC.
By:
Jamie Salter
Chief Executive Officer
POWER OF ATTORNEY
We, the undersigned officers and directors of Authentic Brands Group Inc. hereby severally constitute and appoint Jamie Salter, Nick Woodhouse, Kevin Clarke and Jay Dubiner, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.
Signature	Title	Date
Jamie Salter	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	, 2021
Kevin Clarke	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Colm Lanigan	Director	, 2021
Dag Skattum	Director	, 2021
Jonathan Seiffer	Director	, 2021
Andrew Crawford	Director	, 2021